Form 20-F
period 2001-12-31
ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LTD
filed 2002-06-28
CIK 1015276

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 20-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001
                                       OR
[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
         For the transition period from _________ to ___________

                         Commission file number 1-14396

                                 ASIA SATELLITE
                       TELECOMMUNICATIONS HOLDINGS LIMITED
             (Exact Name of Registrant as Specified in Its Charter)

N/A                                          Bermuda
(Translation of Registrant's Name            (Jurisdiction of Incorporation or
Into English)                                Organization)

                          23 Floor East Exchange Tower
                               38-40 Leighton Road
                                    Hong Kong
                                  852-2805-6666
          (Address and Telephone Number of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                                NAME OF EACH EXCHANGE
         TITLE OF EACH CLASS                     ON WHICH REGISTERED
         -------------------                     -------------------

         American Depositary Shares             The New York Stock Exchange
         Common Stock, par value HK$0.10 per    The New York Stock Exchange*
         share

* Not for trading, but only in connection with the registration of American Depositary Shares. The Common Stock is also listed and traded on The Stock Exchange of Hong Kong Limited.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                      None
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                      None
                                (Title of Class)

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

     As of December 31, 2001, 390,265,500 shares of Common Stock, par value HK$0.10 per share, were issued and outstanding.

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such filing requirements for the
past 90 days.   Yes [X]    No  [_]

     Indicate by check mark which financial statement item the registrant has
elected to follow.      Item 17 [_]    Item 18  [X]

================================================================================

                                TABLE OF CONTENTS

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

                                                                            PAGE
                                                                            ----

SUPPLEMENTAL INFORMATION AND EXCHANGE RATES....................................1
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS...........................1
GLOSSARY OF CERTAIN TERMS......................................................2

   PART I......................................................................5

      Item 1.     Identity of Directors, Senior Management and Advisors........5
      Item 2.     Offer Statistics and Expected Timetable......................5
      Item 3.     Key Information..............................................5
      Item 4.     Information on the Company..................................14
      Item 5.     Operating and Financial Review and Prospects................33
      Item 6.     Directors, Senior Management and Employees..................46
      Item 7.     Major Shareholders and Related Party Transactions...........53
      Item 8.     Financial Information.......................................57
      Item 9.     Stock Price History.........................................58
      Item 10.    Additional Information......................................59
      Item 11.    Quantitative and Qualitative Disclosures About Market Risk..60
      Item 12.    Description of Securities Other than Equity Securities......60

   PART II....................................................................61

      Item 13.    Defaults, Dividend Arrearages and Delinquencies.............61
      Item 14.    Material Modifications to the Rights of Security
                  Holders and Use of Proceeds.................................61

   PART III...................................................................61

      Item 15.    Defaults Upon Senior Securities.............................61
      Item 16.    Changes in Securities and Changes in Security
                  for Registered Securities...................................61

   PART IV....................................................................61

      Item 17.    Financial Statements........................................61
      Item 18.    Financial Statements........................................61
      Item 19.    Financial Statements and Exhibits...........................61

                       INTERNATIONAL DISCLOSURE STANDARDS

         On September 28, 1999, the U.S. Securities and Exchange Commission adopted international disclosure standards for foreign private issuers that are mandatory for annual reports relating to fiscal years ending on or after September 30, 2000. The Company has prepared this Annual Report in accordance with the new standards.

                   SUPPLEMENTAL INFORMATION AND EXCHANGE RATES

         All references to the "Company" herein are references to Asia Satellite Telecommunications Holdings Limited, a Bermuda company incorporated on May 10, 1996, and, unless the context otherwise requires, its subsidiaries. All references to "AsiaSat" herein are to Asia Satellite Telecommunications Company Limited, a Hong Kong company and a wholly owned indirect subsidiary of the Company and, unless the context otherwise requires, its subsidiaries. References in this Annual Report to the historical business and operations of the Company give effect to the corporate reorganization by which AsiaSat became a wholly owned subsidiary of the Company. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

         The Company and AsiaSat publish their financial statements in Hong Kong Dollars. In this Annual Report references to "US Dollars," "US$" or "$" are to United States Dollars and references to "Hong Kong Dollars," "HK Dollars" or "HK$" are to Hong Kong Dollars. Solely for the convenience of the reader, this Annual Report contains translations of certain Hong Kong Dollar amounts into US Dollars at specified rates. These translations should not be construed as representations that the Hong Kong Dollar amounts actually represent such US Dollar amounts or could be converted into US Dollars at the rates indicated or at all. Unless otherwise stated, the translations of Hong Kong Dollars into US Dollars have been made at the rate of HK$7.80 to US$1.00, the approximate rate of exchange on December 31, 2001. The noon buying rate in New York City for cable transfers in Hong Kong Dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") was HK$7.7998 to US$1.00 on December 31, 2001. The Noon Buying Rate on May 31, 2002 was HK$7.7998 to US$1.00.

         See "Glossary of Certain Terms" below for definitions of certain terms used in this Annual Report.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This Annual Report on Form 20-F contains certain forward-looking statements and information provided in "Information on the Company" and "Operating and Financial Review and Prospects." The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for certain forward-looking statements to encourage companies to provide prospective information about their companies without fear of litigation so long as such information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information. When used in this Annual Report on Form 20-F, the words "estimate," "project," "anticipate," "expect," "intend," "believe" and similar expressions are intended to identify forward-looking statements and information. The Company identifies the following important factors which could cause its actual results to differ materially from any results which might be projected, forecast, estimated or budgeted by the Company in forward-looking information. All of such factors are difficult to predict and many are beyond the control of the Company. Accordingly, while the Company believes that the assumptions underlying the forward-looking information are reasonable, there can be no assurance that such assumptions will approximate actual experience, and in such event, actual results could differ materially from the predictions contained in this Annual Report on Form 20-F. These important factors include: (i) the continued operation of the existing in-orbit satellites, (ii) future economic and competitive conditions in the Asia-Pacific regional satellite market in which AsiaSat competes, (iii) the successful launch of AsiaSat 4 on its anticipated schedule, (iv) the Company's success in obtaining necessary regulatory approvals and licenses, and (v) the continued ability of the Company to meet its debt obligations and fund its capital expenditure programs.

                            GLOSSARY OF CERTAIN TERMS

         ANALOG - a method of storing, processing and transmitting information through the use of a continuous (rather than pulsed or digital) electrical signal that varies in amplitude or frequency.

         ASIASAT 1 - the BSS (Boeing Satellite Systems) 376 satellite manufactured by Boeing and launched by AsiaSat on April 7, 1990.

         ASIASAT 2 - the series 7000 satellite manufactured by Lockheed Martin and launched by AsiaSat on November 28, 1995.

         ASIASAT 3 - the BSS (Boeing Satellite Systems) 601 HP satellite manufactured by Boeing and a launch of which was attempted on December 25, 1997 and was subsequently declared a total loss.

         ASIASAT 3S - the BSS (Boeing Satellite Systems) 601 HP satellite manufactured by Boeing as a replacement for AsiaSat 3 and successfully launched by AsiaSat on March 21, 1999.

         ASIASAT G - the Gorizont satellite manufactured by NPO-PM and formerly designated as Gorizont 42 that was acquired by AsiaSat in mid-1997 and was already in orbit at the time of acquisition. AsiaSat G was returned to its former owners in June 1999.

         ASIASAT 4 - the BSS (Boeing Satellite Systems) 601 HP satellite currently under development for AsiaSat by Boeing and contemplated for launch in late 2002 or early 2003.

         BANDWIDTH - the range of frequencies, expressed in hertz ("Hz"), that can pass over a given transmission channel. The bandwidth is one of the determinants of the rate at which information can be transmitted through the circuit. Generally, the greater the bandwidth, the more information that can be sent through the circuit in a given amount of time.

         BEAM - one of the coverage patterns offered by a satellite.

         BOEING - Boeing Satellite Systems International (formerly known as Hughes Space and Communications International, Inc.).

         BSS - Broadcast Satellite Service.

         BROADBAND - provision of multiple channels of data over a single communications channel.

         C-BAND - a portion of the radio frequency spectrum, approximately 3 GHz to 7 GHz. C-band is used around the world for satellite communications to transmit signals with minimum interference from atmospheric conditions such as rain. It is also commonly used by ground-based microwave systems.

         CIRCUIT - (i) a means of two-way communication, voice or data, between two or more points; (ii) a group of electrical/electronic components connected to perform a specific function.

         DB - decibel. A unit for expressing the ratio of two amounts of electric or acoustic power equal to 10 times the common logarithm of this ratio.

         DBW - decibel relative to one Watt. A measure of the satellite's power (e.g., 50 dBW is 10 times more powerful than 40 dBW).

         DIGITAL - a method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission/ switching technologies employ a sequence of discrete, distinct pulses to represent information, as opposed to the continuously variable analog signal.

         DOWNLINK - the receiving portion of a satellite circuit extending from the satellite to the earth.

         DTH - Direct-to-Home. A satellite service that delivers television programming directly to consumer homes using a small antenna and related equipment.

         EARTH STATION - the antennas, receivers, transmitters and other equipment needed on the ground to transmit and receive satellite communications signals.

         ELECTROMAGNETIC SPECTRUM - the entire range of wavelengths or frequencies of electromagnetic radiation extending from gamma rays to the longest radio wave and including visible light. See also radio frequency.

         EIRP - equivalent isotropic radiated power is a measure of the radio frequency power of each transponder.

         FOOTPRINT - the geographic area covered by a satellite, the outer edge of which is generally defined as that area where the quality of communication degrades below an acceptable commercial level due to the spacecraft antenna pattern, power of the signal and curvature of the earth.

         FREQUENCY - a measure of how frequently a periodic (repetitious) wave form or signal regenerates itself at a given amplitude.

         FSS - Fixed Satellite Services.

         GHZ - see gigahertz.

         GEOSYNCHRONOUS ORBIT - the orbit directly over the equator, about 22,300 miles above the earth, also known as synchronous, geostationary, stationary and Clarke orbit. When positioned in this orbit, a satellite appears to hover over the same spot on the earth because it is moving at a rate that matches the speed of the earth's rotation on its axis.

         GIGAHERTZ ("GHZ") - a measure of frequency equal to one billion cycles per second.

         GREATER CHINA - mainland China, Hong Kong and Taiwan.

         ITU - see International Telecommunication Union.

         INTELSAT - Intelsat, Ltd., the company formed in connection with the privatization of the former International Telecommunications Satellite Organization, an intergovernmental cooperative of more than 140 member nations that owns and operates a global communications satellite system.

         INTERCONNECT - connection of a telecommunications device or service to the PSTN and communication with any other party that can be reached over it.

         INTERNATIONAL TELECOMMUNICATION UNION ("ITU") - telecommunications agency of the United Nations, established to provide standardized communications procedures and practices including orbital slots, frequency allocation and radio regulations on a worldwide basis.

         KU-BAND - a portion of the radio frequency spectrum allotted for satellite transmission; frequencies are approximately in the 11 to 14 GHz range.

         LIMITED PARTNERSHIP - The First Asian Satellite Leasing Limited Partnership, which owns AsiaSat 1 and certain TT&C facilities and leases them to AsiaSat.

         LINEARIZER - a microwave device that compensates for some of the non-linear transfer characteristics of a TWTA.

         MHZ - see megahertz.

         MEGAHERTZ ("MHZ") - a unit of frequency equal to one million cycles per second.

         OPERATIONAL LIFE - the expected end of a satellite's in-orbit operational life is based on the period during which the satellite's on-board fuel permits proper stationkeeping maneuvers for the satellite.

         PAGING - a service designed to deliver a message to a person whose location is unknown; messages may be received via an alphanumeric display or small speaker.

         PSTN - the public switched telephone network.

         RADIOCOMMUNICATION BUREAU - a branch of the ITU responsible for the coordination of radio frequencies.

         RADIO FREQUENCY - a frequency that is higher than the audio frequencies but below the infrared frequencies, usually above 20 KHz. See also electromagnetic spectrum.

         SIGNAL - a physical, time-dependent energy value used for the purpose of conveying information through a transmission line.

         S-BAND - a portion of the radio frequency spectrum allotted for satellite transmission; frequencies are approximately in the 2 to 3 GHz range.

         SWITCH - a device that opens or closes circuits or selects the paths or circuits to be used for transmission of analog or digital signals; switching is the process of interconnecting circuits to form a transmission path between networks.

         TT&C - see telemetry, tracking and control.

         TELEMETRY - radio transmission of coded data between a ground station and a satellite.

         TELEMETRY, TRACKING AND CONTROL - land based facility that monitors and controls the positioning of the satellite in orbit.

         TELEPHONY - science of construction and operation of telephones and telephonic systems.

         TRANSPONDER - satellite transponders receive signals from the uplink earth stations then convert, amplify and transmit the signals to the downlink earth stations. Transponder subsystems include low-noise receivers, frequency converters, channel amplifiers, high power amplifiers, input/output multipliers, various switches and other electronic components.

         TWTAS - traveling-wave-tube-amplifiers are the main transmitters of signals on a satellite. Each transponder has one TWTA (the remaining TWTAs provide back-up redundancy). The power of a satellite is determined by the sum of the power of its TWTAs (expressed in watts per TWTA). UPLINK - the transmitting of a satellite circuit extending from the earth to the satellite.

         VSAT - very small aperture terminal.

         X-BAND - a portion of the radio frequency spectrum generally used by military communications satellites.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.

         Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         Not applicable.

ITEM 3.  KEY INFORMATION

                         SELECTED FINANCIAL INFORMATION

         The summary income statement data of the Company for the years ended December 31, 1999, 2000 and 2001 and the summary balance sheet data of the Company as of December 31, 2000 and 2001 set forth below are derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, the audited consolidated financial statements of the Company, including the notes thereto, included elsewhere herein. The summary income statement data for the years ended December 31, 1997 and 1998 and the summary balance sheet data as of December 31, 1997, 1998 and 1999 set forth below are derived from audited consolidated financial statements of the Company not included herein. The consolidated financial statements of the Company are prepared and presented in accordance with Hong Kong GAAP. For a discussion of certain differences between Hong Kong GAAP and U.S. GAAP, see Note 17 of Notes to the Consolidated Financial Statements.

                                                AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                                -----------------------------------------
                                    1997        1998        1999        2000        2001        2001
                                    ----        ----        ----        ----        ----        ----
                                     HK$         HK$         HK$         HK$         HK$         US$
                                       (in millions, except for percentages and per share amounts)
INCOME STATEMENT DATA:
Hong Kong GAAP:
   Revenues ..................        996.9       902.7       806.8      1,002.9        969.5      124.3
   Total operating expenses ..        391.0       408.7       383.7        307.4        310.9       39.9
   Other income (expenses) ...         17.6        27.2       (17.8)         4.6         16.3        2.1
   Share of results of
        associates ...........            -           -           -        (43.9)       (41.3)      (5.3)
   Net income ................        576.7       463.0       353.6        576.3        563.0       72.2
   Earnings per share

      Basic ..................          1.48        1.19        0.91         1.48         1.44       0.18

      Diluted ................          1.48        1.19        0.91         1.47         1.44       0.18
   Earnings per ADS ..........         14.79       11.87        9.07        14.77        14.40       1.85
U.S. GAAP:
   Net income ................        566.5       504.3       368.4        568.1        562.5       72.1
   Earnings per share
      Basic ..................          1.45        1.29        0.94         1.46         1.44       0.18
      Diluted ................          1.45        1.29        0.94         1.45         1.44       0.18
   Earnings per ADS ..........         14.53       12.93        9.44        14.56        14.41       1.85

BALANCE SHEET DATA:
Hong Kong GAAP:
   Working capital ...........      1,414.7     1,189.0       144.2        (70.3)        86.8       11.1
   Property, plant and
        equipment ............      1,263.1     1,976.3     2,210.7      2,521.2      2,942.3      377.2

                                                AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                                -----------------------------------------
                                    1997        1998        1999        2000        2001        2001
                                    ----        ----        ----        ----        ----        ----
                                     HK$         HK$         HK$         HK$         HK$         US$
                                       (in millions, except for percentages and per share amounts)
Total assets .................      3,262.9     3,567.3     3,137.7      2,902.5      3,384.7      433.9
   Long-term liabilities (1) .      1,645.7     1,729.0       579.3        217.9        288.8       37.0
   Total liabilities .........      2,088.6     2,014.9     1,308.2        516.9        514.2       65.9
   Total shareholders' equity       1,167.1     1,552.1     1,829.0      2,385.2      2,870.1      368.0
U.S. GAAP:
   Total assets ..............      3,265.7     3,642.3     3,240.4      2,996.4      3,478.1      445.9
   Long-term liabilities (1) .      1,613.8     1,728.0       591.3        229.2        300.1       38.5
   Total shareholders' .equity      1,240.8     1,682.7     1,974.5      2,467.8      2,952.2      378.5
OTHER DATA:
Hong Kong GAAP:
   EBITDA(2) .................        856.3       713.0       617.9        863.7        825.2      105.8
   EBITDA margin(3) ..........         85.9%       79.0%       76.6%        86.1%        85.1%      85.1%
   Capital expenditures(4) ...        723.8     1,162.5       428.9        463.4        599.2       76.8

-----------------------------
(1)      Excludes current portion of long-term liabilities.

(2) EBITDA represents earnings before interest income, interest expenses, amortization of gain on sale and leaseback, other income (expense), income taxes, depreciation and amortization, as computed under Hong Kong GAAP. EBITDA is commonly used in the communications industry to analyze companies on the basis of operating performance, leverage and liquidity. EBITDA is not intended to represent cash flow for the period nor has it been presented as an alternative to net income as an indicator of operating performance.

(3) EBITDA margin represents EBITDA as a percentage of the Company's revenues, as computed under Hong Kong GAAP.

(4) Capital expenditures include capitalized interest but excludes deferred expenditures.

         The Company declared a dividend of HK$0.20 per share of its Common Stock for each of years 2000 and 2001.

         HISTORICAL EXCHANGE RATE INFORMATION

         The Hong Kong Dollar is freely convertible into other currencies, including the US Dollar. Since October 17, 1983, the Hong Kong Dollar has been linked to the US Dollar at the rate of HK$7.80 to US$1.00. The central element in the arrangements which give effect to the link is an agreement between the Hong Kong Government and the three Hong Kong banknote-issuing banks, The Hong Kong and Shanghai Banking Corporation Limited, Standard Chartered Bank and, since May 1, 1994, Bank of China. Under this agreement, the Hong Kong Government Exchange Fund issues certificates of its indebtedness to the banknote-issuing banks against payment in US Dollars at the fixed exchange rate of HK$7.80 to US$1.00. The banknote-issuing banks hold the certificates of indebtedness to cover the issuances of banknotes. When the banknotes are withdrawn from circulation, the banknote-issuing banks surrender the certificates of indebtedness to the Hong Kong Government Exchange Fund and are paid the equivalent US Dollars at the fixed exchange rate. Exchange transactions in the Hong Kong Dollar against the US Dollar continue in the foreign exchange market.

         The following table sets forth the average, high, low and period end Noon Buying Rate between Hong Kong Dollars and US Dollars (in Hong Kong Dollars per US Dollar) for the periods indicated. No representation is made that the Hong Kong Dollar or US Dollar amounts referred to in this annual report have been, could have been or could be converted into US Dollars or Hong Kong Dollars, as the case may be, at the rates indicated below or at any other rate.

                                                               Hong Kong Dollar/US Dollar
                                                                    Noon Buying Rate
                                          ---------------------------------------------------------------------
                                            Average (1)           High              Low           Period End
                                                HK$                HK$              HK$              HK$
                                          ----------------     ------------      -----------    ---------------
1996...........................               7.7344             7.7440            7.7310           7.7347

1997...........................               7.7440             7.7550            7.7275           7.7495

1998...........................               7.7465             7.7595            7.7355           7.7476

1999 ..........................               7.7599             7.7814            7.7210           7.7740

2000 ..........................               7.7924             7.8008            7.7767           7.7999

2001 ..........................               7.7997             7.8004            7.7970           7.7980

December 2001 .................               7.7989             7.7999            7.7970           7.7980

January 2002 ..................               7.7989             7.8000            7.7970           7.7995

February 2002 .................               7.7996             7.7999            7.7991           7.7995

March 2002 ....................               7.7997             7.8000            7.7993           7.8000

April 2002 ....................               7.8000             7.8095            7.7992           7.7992

May 2002.......................               7.7997             7.8001            7.7994           7.7998

(1) The average of the Noon Buying Rates on the last day of each month during the period.

                                  RISK FACTORS

     RISK OF LAUNCH FAILURE, LOSS, REDUCED PERFORMANCE AND SATELLITE DEFECTS

         Satellites are subject to significant risks, including launch failure, satellite defects, destruction and damage that may result in total or partial loss or incorrect orbital placement or may prevent proper commercial operation. Approximately 12% of all commercial geosynchronous satellites have experienced a total or constructive total loss. The failure rate varies by launch vehicle, launch services provider and satellite manufacturer. There can be no assurance that the launch of AsiaSat 4, if and when it occurs, will be successful or that AsiaSat 4 will perform as designed. A total or constructive total loss of AsiaSat 4 would adversely affect the Company. In addition, any defects in AsiaSat 2, AsiaSat 3S or, after successful launch, AsiaSat 4 may adversely affect the Company.

         RISK OF NOT SUCCESSFULLY RENEWING EXISTING SATELLITE CAPACITY AGREEMENTS OR NOT RENEWING THEM ON TERMS SIMILAR TO THEIR CURRENT TERMS

         The Company's existing satellite capacity agreements have scheduled termination dates. If the Company is unsuccessful in obtaining their renewal on similar commercial terms, including price levels, and for similar duration, or in identifying alternate users for returned capacity, the Company's revenues will be adversely affected.

         LIMITED LIFE OF SATELLITES

         A number of factors affect the operational lives of satellites, including the quality of their construction, the durability of their component parts, the amount of fuel on board, the launch vehicle used and the skill with which the satellite is monitored and operated. There can be no assurance as to the specific longevity of AsiaSat 2, AsiaSat 3S or, after successful launch, AsiaSat 4. The Company's results of operations would be adversely affected in the event the operational life of AsiaSat 2, AsiaSat 3S or, after successful launch, Asia 4 is significantly shorter than the estimates stated in "Information on the Company -- Satellites."

         RISK OF LOSING SATELLITE SERVICE REVENUES IF OTHER SATELLITES INTERFERE WITH THE COMPANY'S TRANSMISSIONS

         Satellites operating from orbital slots that are adjacent to, and using the same band of frequencies as, the Company's satellites could interfere with the transmissions made by its satellites. Such interference could lead to the loss of satellite service revenues if customers migrate to competitors who operate satellites without such interference. The Company has entered into frequency coordination agreements with certain other operators to avoid any material interference and pursuant to which the Company has agreed to certain operating constraints. The Company's ability to use its orbital slots could be further constrained in order to avoid material interference with other satellites and the Company could enter into disputes over interference in the future.

         RISK OF LOSS OR DAMAGE TO SATELLITES, GROUND BASED SATELLITE CONTROL EQUIPMENT OR SATELLITE STATIONS FROM ACTS OF WAR, ELECTROSTATIC STORM, SPACE DEBRIS AND OTHER NATURAL DISASTERS

         The loss, damage or destruction of AsiaSat 2, AsiaSat 3S or, after successful launch, AsiaSat 4, or damage or destruction to AsiaSat's ground based satellite control equipment and satellite stations, as a result of military actions or acts of war, anti-satellite devices, electrostatic storm, collision with space debris, other natural disasters or other causes would have an adverse effect on the Company. AsiaSat's insurance policies include standard commercial satellite insurance provisions and customary exclusions from losses resulting from (i) military or similar actions, (ii) laser, directed energy or nuclear anti-satellite devices, (iii) insurrection and similar acts or governmental action to prevent such acts, (iv) governmental confiscation, (v) nuclear reaction or radiation contamination or (vi) willful or intentional acts of AsiaSat or its contractors. See "Information on the Company -- Insurance."

         RELIANCE UPON SIGNIFICANT CUSTOMER

         The Company's largest customer is STAR Group Limited ("STAR"), which is a Hong Kong-based international satellite television broadcasting company that broadcasts over the greater Asian region and is wholly-owned by The News Corporation Limited, a leading international media group. STAR accounted for approximately 17.2%, 22.8% and 23.0% of AsiaSat's revenues in the years ended December 31, 1999, 2000 and 2001, respectively. See "Information on the Company
- Services and Customers."

         The Company could be adversely affected by the loss of STAR as a customer or if STAR failed to perform its obligations in accordance with the terms of its transponder utilization agreements. There can be no assurance that STAR will enter into additional transponder utilization agreements with the Company upon the expiration of existing transponder utilization agreements.

         RISK OF TECHNOLOGICAL CHANGES

         Technology in the satellite broadcasting and telecommunications industry is in a rapid and continuing state of change. Technological developments may have an adverse impact on the Company. First, because the Company's satellites are designed to last approximately 10 years to 15 years, the technology used in the Company's satellites may not be the most advanced at some future date. As a consequence, customers could migrate to satellite operators offering new generations of competing satellite systems that incorporate more advanced technologies, or more suitable satellite capabilities or configurations, after the expiration of the Company's initial contract term, which would result in a loss of revenues. In addition, the Company might be required to replace satellites earlier than expected to address these developments. Second, increased transponder efficiency resulting from advances in compression technology, if not offset by increased applications for satellite capacity, may cause an overall decrease in demand for such capacity.

         RISKS RELATED TO U.S. EXPORT CONTROLS

         The United States tightly restricts the export of commercial communications satellites and satellite-related components and technology. U.S. export control policy toward Hong Kong and the Company is affected by U.S.-Sino relations, which can vary substantially from time to time. AsiaSat has sourced satellites in the United States in the past, and AsiaSat 4 is presently under construction in the United States. The Company believes that all of the necessary U.S. export licenses for AsiaSat 4 have been obtained, but there can be no assurance that U.S. policy will not change in ways that will have a negative effect on the export of AsiaSat 4, including the timing of such export, nor can there be any assurance that future U.S. sourcing by the Company will be unimpeded by U.S. export restrictions.

         RISKS RELATING TO FUTURE SATELLITES

         The construction, launch and operation of any future satellites by the Company would be subject to substantially the same risks as those set forth herein relating to AsiaSat 2, AsiaSat 3S and AsiaSat 4. In addition, under AsiaSat's existing loan facility, AsiaSat's ability to make capital expenditures in connection with the construction and launch of satellites subsequent to AsiaSat 4 are subject to certain conditions. See "Operating and Financial Review and Prospects -- Planned Capital Expenditures."

         THE COMPANY IS SUBJECT TO REGULATION BY A NUMBER OF DIFFERENT BODIES

         The business in which the Company operates is highly regulated. Satellite, broadcasting and telecommunications services are subject to international and national law.

         HONG KONG. As an operator of privately owned satellites, AsiaSat is subject to the regulatory authority of Hong Kong, the Office of the Telecommunications Authority of Hong Kong ("OFTA"), which in turn is subject to the control and supervision of the People's Republic of China ("China"). The business prospects of the Company could be adversely affected by the adoption of new laws, policies or regulations, or changes in the administration, interpretation or application of existing laws, policies and regulations, that modify the present regulatory environment in Hong Kong.

         Licenses granted to AsiaSat are subject to conditions specified therein. The conditions may include basic orbital parameters (and requirements to obtain advance approval for any intended deviations and to notify any unintentional deviation), requirements to avoid interference with the activities of other users of outer space and requirements not to cause actions which may give rise to liabilities on the part of China or Hong Kong. Breach of any such conditions can give rise to a right of revocation of the relevant license.

         The Company's operation of earth stations is subject to the Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong) (the "Telecommunications Ordinance"). The Telecommunications Ordinance contains provisions for the taking of possession by the Hong Kong Government of telecommunications stations if the Chief Executive in Council is of the opinion that an emergency has arisen in which it is expedient for the public service that the Hong Kong Government should have control over telecommunications stations. See "Information on the Company -- Telecommunications - Telecommunication License."

         OTHER NATIONAL REGULATORY SCHEMES. The customers of the Company are subject to the regulatory authority in the countries in which they operate. Many of the Company's customers must have authorization from the countries in which such customers are located in order to uplink to and communicate by means of the Company's satellites. Although the Company does not believe these regulatory schemes will prevent the Company from pursuing its business, there can be no assurance that such licenses and approvals are or will remain sufficient in the view of national regulatory authorities and that these authorities will not discourage or prevent potential customers from utilizing transponders on the Company's satellites.

         The laws of certain countries require television broadcasters and satellite telecommunication users providing services in such countries generally to use state-owned or locally-owned satellites. These legal requirements prevent the Company and other satellite companies from competing to provide transponder capacity to these potential customers. There can be no assurance that other countries in the Asia-Pacific region, including countries in which the Company already has customers, will not impose similar requirements to use state-owned or locally-owned satellites in the future. The imposition of such requirements could adversely affect the Company's results of operations.

         The Company could be adversely affected by changes in laws and regulations, or in the interpretation and application of existing laws and regulations, relating to taxation or licensing fees in countries that may assert jurisdiction over the Company's activities, including countries where customers of the Company are located or where signals transmitted by the Company's satellites are received. See "Operating and Financial Review and Prospects - Taxation."

         INTERNATIONAL TELECOMMUNICATION UNION. AsiaSat's use of orbital slots and radio frequency is subject to regulation by the ITU. Nations are required by treaty to make a filing of their proposed use of satellite orbital slots for geostationary satellites with the Radiocommunication Bureau of the ITU. When a conflict or potential conflict is noted, nations are obligated to negotiate in an effort to coordinate the proposed uses and resolve any interference concerns. The Radiocommunication Bureau, however, has no formal dispute resolution mechanism, and if nations cannot agree on a resolution, a satellite system will not be entitled to the full interference protection afforded under international law.

         POLITICAL AND ECONOMIC RISKS

         AsiaSat is a Hong Kong company. Substantially all of AsiaSat's revenues are derived from its operations conducted in the Asia-Pacific region. In 2000 and 2001, approximately 58.3% and 61.0%, respectively, of AsiaSat's revenues, were derived from customers from Greater China. In addition, during 1999, 2000 and 2001, approximately 17.2%, 22.8% and 23.0%, respectively, of AsiaSat's revenues were attributable to transponder utilization agreements with STAR, a Hong Kong company. As a result, the Company's financial condition and results of operations may be influenced by the political situation in the Asia-Pacific region and by the general state of the economies in such region.

         CHINA. General economic conditions in China could have a significant impact on the financial prospects of the Company. The economy of China has been changing dramatically with a gradual reduction in the role of state economic plans in the allocation of resources, pricing and management of assets and an increased emphasis on the utilization of market forces. Any slowdown in economic growth or return to non-market policies could adversely affect business in China.

         The Company may also be adversely affected by changes in the political and social conditions in China, and by changes in governmental policies, with respect to laws and regulations, inflationary measures, currency conversion or the rates and methods of taxation, among other things. While the Chinese government is expected to continue its economic reform policies, many of the reforms are new or experimental and may be refined or changed.

         Almost all payments under AsiaSat's transponder utilization agreements must be made in US Dollars. Since China has extensive foreign exchange controls, the ability of Chinese companies to convert Renminbi (the currency of China) into foreign currency and to purchase foreign currency is subject to various Chinese laws and regulations. China's current or future foreign exchange controls could adversely affect the ability of the Company's customers to make payments to the Company in US Dollars.

         HONG KONG. From July 1, 1997, Hong Kong ceased to be a Crown Colony of the United Kingdom, and became a Special Administrative Region of China. Although the Basic Law, which governs China's relationship with Hong Kong, provides that Hong Kong will have a high degree of legislative, judicial and economic autonomy, there can be no assurance that the Company's financial condition and results of operations will not be adversely affected as a consequence of the exercise of China's sovereignty over Hong Kong. In addition, political and social developments in China have from time to time adversely affected the Hong Kong economy.

         RISK OF LIMITED MARKET DEMAND AND INCREASING COMPETITION

         The business in which the Company operates is highly competitive. The satellite services provided by the Company are used by its customers for point-to-multipoint communication (principally television broadcasting, private communication networks, Internet and multimedia services). The Company's principal competitors are regional and domestic satellite companies operating in the Asia-Pacific region. Many of these competitors have long-standing customer relationships and are substantially larger, and have financial resources that are substantially greater, than those of the Company.

         TRANSPONDER OVERSUPPLY. It is expected that in 2002, the supply of transponders will continue to exceed the demand for transponders. The Company believes that this imbalance cannot be quickly corrected until global economic conditions improve and new applications and services take up existing capacity. See "Information on the Company - Competition - Transponder Oversupply".

         COMPETING SYSTEMS AND SATELLITES. AsiaSat competes with a number of regional and domestic satellites and satellite systems such as APSTAR, Chinasat, Chinastar, INSAT, JSAT (Japan Satellite Systems), Koreasat, Measat, Optus, Palapa, PanamSat, Sinosat, Superbird (Space Communications Corporation), Thaicom and others. The Company believes that most of the domestic systems are planning to add at least some regional transponders to their next generation of satellites. The increased competition could adversely affect the Company's business prospects. See "Information on the Company - Competition - Competition Restriction from Domestic Systems."

         FIBER OPTIC SYSTEMS. Fiber optic systems have been widely installed within the region for point-to-point trans-oceanic communications. In addition, point-to-point fiber optic connections between major cities in Asia are common. As fiber optic coverage increases, the competitiveness of satellites for point-to-point communication will diminish.

         RISK OF LOSS OF ORBITAL SLOTS

         In addition to the three primary positions of 100.5 degrees East, 105.5 degrees East, and 122 degrees East, in which the Company's satellites currently operate, China has filed with the ITU, AsiaSat's filings for two other orbital slots at 77.5 degrees East and 116 degrees East. There is no assurance that AsiaSat will maintain its right to operate satellites in its primary positions. There is also no assurance that AsiaSat will obtain the right to launch satellites into the two additional orbital slots or that if it does obtain such rights, that it will be able to fully use the allocated frequencies because of the limitations imposed by coordination agreements with other satellite systems. See "Information on the Company - Satellites - Additional Orbital Slots and Use of Frequencies."

         LIMITATIONS ON WARRANTIES AND INSURANCE

         Pursuant to AsiaSat's satellite construction contracts with Boeing and Lockheed Martin, AsiaSat is the beneficiary of certain limited performance-based, operational warranties on its satellites. However, the limited contractual warranties do not cover a substantial portion of the risk inherent in satellite launches or satellite operations. Furthermore, there has been a general rise of premium costs following a series of satellite failures. In addition, it is anticipated that premium costs may increase while insurance coverage may decrease as a result of the terrorist events on and after September 11, 2001.

         AsiaSat has in-orbit insurance coverage for AsiaSat 2 and AsiaSat 3S. AsiaSat's in-orbit insurance must be renewed annually. AsiaSat will need to obtain launch and initial in-orbit insurance coverage for AsiaSat 4 prior to its launch. There can be no assurance, however, that AsiaSat will be able to obtain insurance for AsiaSat 4 or future insurance on terms satisfactory to AsiaSat.

         There are circumstances in which AsiaSat's insurance will not fully reimburse AsiaSat for its expenditures with respect to launching a replacement satellite (for example, if the cost of replacement exceeds the sum insured), and the insurance will not compensate AsiaSat for business interruption and similar losses (including, among other things, loss of market share, loss of revenue and incidental and consequential damages) which might arise from the failure of a satellite launch and launch of a replacement satellite or a failure of a satellite to perform to specifications. For a description of the amounts and coverage of AsiaSat's launch and in-orbit insurance, see "Information on the Company -- Insurance."

         SUBSTANTIAL LEVERAGE

         AsiaSat anticipates having considerable borrowings under its existing loan facility. This loan facility contains certain covenants, including debt to equity covenants, which would prevent the Company from realizing certain acquisitions and purchases that may be necessary to its growth. See "Operating and Financial Review and Prospects - Liquidity and Capital Resources."

         RISK OF NOT BEING ABLE TO HIRE AND RETAIN HIGH TECHNOLOGY EMPLOYEES IN THE SATELLITE INDUSTRY

         The Company's continued success depends substantially on its ability to hire, retain and motivate highly skilled technology specialists. Because the number of people with such skills is limited, satellite operators compete vigorously for their services. The potential consequences of the Company's loss of, or its inability to attract, key workers could include delays or inability to launch, monitor or control satellites, with a consequent reduction in sales and profits. Alternatively, the Company may have to offer more attractive remuneration packages than its competitors, which would increase the Company's personnel expenses and could reduce its margins.

ITEM 4.  INFORMATION ON THE COMPANY.

         HISTORY AND DEVELOPMENT OF THE COMPANY

         The Company is an exempted company organized under the Companies Act 1981 of Bermuda (as amended) (the "Companies Act"). The Company was incorporated on May 10, 1996. The Company's registered office is located at Cedar House, 41 Cedar Avenue, Hamilton, HM12, Bermuda (phone: 441-295-2244) and its principal place of business is located at 23rd Floor, East Exchange Tower, 38-40 Leighton Road, Hong Kong.

         ACQUISITIONS AND INVESTMENTS

o In March 2000, the Company entered into an agreement to acquire a 36.5% interest in SpeedCast Holdings Limited ("SHL"), which wholly owns SpeedCast Limited (formerly known as PhoenixNet Limited) ("SpeedCast") by making contributions in-kind of HK$97.5 million (US$12.5 million), of which, HK$62.4 million (US$8 million) was contributed by means of the provision of one C-band transponder for use by SpeedCast for a fixed period of approximately thirty-eight months. The balance of HK$35.1 million (US$4.5 million) was contributed by means of the provision of a Gen II Platform and other support for a fixed period of twenty-four months. In March 2002, the Company entered into a further agreement to acquire an additional 8.8% interest in SHL by making an aggregate contribution of HK$31.2 million (US$4.0 million), of which HK$19.5 million (US$2.5 million) is in cash and HK$11.7 million (US$1.5 million) is by means of extending the usage of one C-band transponder by SHL for a further period of 219 days from February 4, 2003. SHL has an option to elect for a Ku-band transponder for a period of time equivalent to the value of a C-band transponder for 219 days. See "Operating and Financial Review and Prospects - Introduction."

o In September 2000, the Company entered into an agreement with each of Boeing and Lockheed Martin for the construction and launch of AsiaSat
         4. The aggregate investment for the construction, launch and launch insurance of AsiaSat 4 is estimated to be approximately HK$2,067.0 million (US$265 million) and will be financed through internal funds and borrowings from the Company's Loan Facility See "Operating Financial Review and Prospects - Planned Capital Expenditures."

o In March 2001, AsiaSat entered into an agreement with respect to the lease of the Tai Po Site. For details with respect to the lease of the Tai Po Site, see "Additional Information - Material Contracts" and "- Property, Plants and Equipment - Land Facilities." In March 2002, AsiaSat entered into a construction agreement with respect to the construction of a satellite control center on the Tai Po Site. The investment for the construction of the satellite control center on the Tai Po Site is estimated to be approximately HK$214.8 million (US$27.5 million). See "Additional Information - Material Contracts" and "Operating and Financial Review and Prospects - Liquidity and Capital Resources - Planned Capital Expenditures."

         BUSINESS OVERVIEW

         The Company, through its wholly owned subsidiary, AsiaSat, is a leading provider of high quality satellite transponder capacity in Asia. The Company's satellites are positioned over the Asian landmass and offer its customers comprehensive coverage of close to 70% of the world's population. The Company operates three satellites. Two of its satellites, AsiaSat 2 and AsiaSat 3S, derive the Company's significant revenues. AsiaSat 1, Asia's first privately owned commercial satellite covering the Asian region, was launched in 1990. Traffic on AsiaSat 1 was transferred to AsiaSat 3S on May 8, 1999, and AsiaSat 1 was moved from the 105.5 degrees East orbital slot to the 122 degrees East orbital slot, where it is now used for occasional services.

         AsiaSat 2, which provides increased footprint coverage over AsiaSat 1 with a substantial gain in signal power, was launched on November 28, 1995 and began commercial service in January 1996. AsiaSat 3S was launched from the Baikonur Cosmodrome in the Republic of Kazakhstan on March 21, 1999. AsiaSat 3S began commercial service on May 8, 1999. AsiaSat 3S has a similar footprint coverage to AsiaSat 2. Together, the Company's current satellites provide coverage to more than 50 countries, with approximately 3.3 billion people, from Siberia to Australia and from Japan to the Middle East.

         The Company has plans to launch an additional satellite, AsiaSat 4 from Cape Canaveral, Florida, United States. The launch has been rescheduled beyond its original launch date of May 2002. To ensure that the highest quality and reliability of its product line can be achieved. Boeing has decided to conduct additional tests on AsiaSat 4. As a result, the delivery of AsiaSat 4 is expected to be delayed. The Company is in talks with International Launch Services (ILS), the launch services provider, to determine a new launch date for AsiaSat 4, which is currently expected to occur in late 2002 or early 2003. The Company intends to locate AsiaSat 4 at 122 degrees East. The Company plans for AsiaSat 4 to be a high power satellite having C-band coverage and power substantially similar to AsiaSat 2 and AsiaSat 3S. Because AsiaSat 4 will have a more easterly location, its C-band coverage will favor Japan, Australia and New Zealand to a greater degree than previous AsiaSat satellites. The Ku-band coverage of AsiaSat 4 will be designed to meet the requirements of both BSS frequencies and FSS frequencies for maximum flexibility. In June 2000, the Company received a Telecommunication License from OFTA allowing AsiaSat to operate the BSS frequencies and the FSS frequencies on AsiaSat 4. See "--Telecommunications -- Telecommunication License."

         As of December 31, 2001, the utilization rate for AsiaSat 2 and AsiaSat 3S was approximately 62% and 67%, respectively, under transponder utilization agreements and transponder purchase agreements.

         The Company provides transponder capacity primarily to the broadcasting, telecommunications (including private communication networks), Internet and multimedia markets. AsiaSat has entered into separate transponder utilization agreements with nearly 100 customers from various countries and regions, including Australia, Bangladesh, China, Egypt, France, Germany, Hong Kong, Japan, the Kingdom of Saudi Arabia, Korea, Myanmar, Pakistan, Portugal, the Republic of Mauritius, Russia, Switzerland, Taiwan, the United Kingdom, the United States and Vietnam.

         In 1999, 2000 and 2001, approximately 60.2%, 58.6% and 61.0%, respectively, of the Company's revenues were derived from customers from Greater China.

         The Company believes that AsiaSat 3S is the leading satellite for regional television programming distribution in Asia. The Company's largest customer, STAR, is a Hong Kong-based international satellite television broadcasting company that broadcasts over the Asian region.

         SERVICES AND CUSTOMERS

         During the last five years, the Company's revenues were derived from the following markets:

                                     1997            1998          1999            2000             2001
                                 -------------     ----------    ----------     ------------    -------------
Broadcasting.............           69.4%            66.4%         63.0%           70.6%           66.8%

Telecommunications,
   Internet and
   Multimedia............           30.6%            33.6%         37.0%           29.4%           33.2%

         Total revenue from the Company's five largest customers in each of the years ended December 31, 1999, 2000 and 2001 was HK$296.9 million, HK$428.3 million and HK$429.8 million, respectively, which represented 36.8%, 42.9% and 44.3%, respectively, of total revenue. Revenues from the Company's largest customer represented 17.2%, 22.8% and 23.0% of total revenue for the years ended December 31, 1999, 2000 and 2001, respectively. In 1999 and 2000, the Company recorded a provision for doubtful debts of HK$38 million and HK$4 million, respectively. However, in 2000, the Company recovered approximately HK$10 million of bad debts provided in previous years. In 2001, the Company did not record any provision for doubtful or bad debts.

         BROADCASTING

         Local, national and international broadcasters use satellite transponder capacity for television programming distribution, contribution operations (i.e., the transmission of video feeds from one location to another) and ad hoc services such as the transmission of special events and live news reports from the scene of the event. The largest market for broadcasting services is the full-time leasing of transponder capacity by programmers to distribute programming to television stations, local cable operators, master antenna systems and directly to homes.

         STAR accounted for approximately 17.2%, 22.8% and 23.0% of AsiaSat's revenues in the years ended December 31, 1999, 2000 and 2001, respectively. After migrating all traffic from AsiaSat 1 to AsiaSat 3S on May 8, 1999, STAR now offers a bouquet of analog and digital services, including both subscription and free-to-air television, that according to STAR reaches more than 300 million viewers across the Asia-Pacific region. These services include STAR Chinese Channel, STAR Plus, STAR World, Channel [V], Phoenix Chinese Channel, Phoenix Movie, STAR Movies, STAR News, Xing Kong Wei Shi, ESPN, STAR Sports, VIVA Cinema, National Geographic, STAR Gold, Phoenix Info. News, Fox News, Sky News, CNBC and Granada UKTV.

         STAR consolidated all of its services with AsiaSat onto AsiaSat 3S in 1999. In April of 1998, STAR entered into leases for seven transponders on AsiaSat 3S six of which continue for the entire life of AsiaSat 3S and one of which will expire in January 2008. On May 7, 1999, STAR entered into three year leases for two additional transponders on AsiaSat 3S that commenced on May 8, 1999 when AsiaSat 3S began commercial operations. These two short-term leases were terminated in March and June 2000, respectively, and were replaced by two long-term leases with terms equaling the period of AsiaSat 3S's remaining useful life. The leases entered into by STAR for capacity on AsiaSat 3S are for a smaller number of transponders than under the previous arrangements because of the consolidation of all its services onto AsiaSat 3S, the footprint coverage of AsiaSat 3S as well as the application of transmission technologies, such as digital compression, which enhance the capacity of each transponder.

         The Company's results of operations could be adversely affected by the loss of STAR as a customer or if STAR failed to perform its obligations in accordance with the terms of its transponder utilization agreements. There can be no assurance that STAR will enter into additional transponder utilization agreements with the Company, either for AsiaSat 3S or other satellites, upon the expiration of existing transponder utilization agreements.

         AsiaSat currently is not subject to any exclusivity arrangement with any of its customers. Other broadcasters on its satellite fleet include Pakistan TV, ZEE Telefilms, Associated Press Television News, the Ministry of Information of Saudi Arabia, the Ministry of Information of Kuwait, UAE Radio & TV, BBC World Service Radio, Voice of America, Worldnet, Deutsche Welle of Germany, TV5 of France, RAI of Italy, RTVE of Spain, RTPi of Portugal, Fashion TV, Ekushey TV, SABe TV, the European Broadcasting Union, Arirang TV, Sahara TV, Turner Broadcasting System, Asia Plus, Sun TV, Five Star TV, Tech TV, Bloomberg TV, Network of the World, Reuters TV and Islamic Republic of Iran Broadcasting.

         Domestic broadcasters are often government bodies seeking to use satellites to expand their coverage to remote and underdeveloped regions of their countries which would otherwise be unserviced. The signals are received at rebroadcast centers and retransmitted to viewers. The State Administration of Radio, Film and Television of China (formerly, the Ministry of Radio, Film and Television) uses capacity on AsiaSat 3S to distribute domestic and international television programming. China's first digital compressed pay TV service is operated by the State Administration of Radio, Film and Television of China on AsiaSat 2 via links to China's cable network systems. Currently 20 television channels from 19 provinces in China with two autonomous regions and two municipalities are broadcasting on AsiaSat 2 C-band and Ku-band transponders.

         TELECOMMUNICATIONS

         The Company's telecommunications services include the provision of transponder capacity for private communications networks for data and voice communications and to communications service providers in Asia. The Company believes that there will continue to be opportunities in Asia to market transponder capacity to certain end users that, due to poor telecommunications infrastructure or high costs of local public networks, desire to operate their own private network for data and voice transmission. These are often large multinational companies or agencies such as financial news providers, newspapers, banks, paging companies, airlines, oil companies and stock exchanges.

         China represents one of the world's largest markets for satellite communications. Private communications networks in China are numerous and growing. Many organizations in China in such businesses as banking, securities, publishing and oil have established private networks utilizing AsiaSat 2 or AsiaSat 3S to link remote sites with their central headquarters.

         AsiaSat's Chinese telecommunications customers on AsiaSat 3S include the People's Bank of China, the Shanghai Stock Exchange, the People's Daily, CITIC Guoan Information Industry Company Limited and China Petrochemical Corporation.

         Six Chinese ministries and agencies have purchased a total of 1.8 Ku-band transponders on AsiaSat 2: the Ministry of Water Resources, the Ministry of Foreign Trade and Economic Cooperation, the Ministry of Railways, the China Meteorological Administration, Xinhua News Agency and the Ministry of Public Security. These six ministries and agencies are using this capacity for a variety of VSAT network applications. Other Chinese organizations which are utilizing Ku-band transponder capacity on AsiaSat 2 include the Bank of China, China Unicom, Tsinghua University, Yinmore Telecommunication Technology Company Limited and Tesonic Satellite Network Co. Ltd.

         AsiaSat's telecommunications customers on AsiaSat 2 also include Vietnam Telecom International, Reach, Corporate Access, Associated Press, Reuters Asia, Belcomrus, the International Air Transport Association, Korea Telecom, Teleport Access Services, DeTeSat, Chunghwa International Paging Services and Pakistan Telecom.

         EUROPE. AsiaSat has launched a digital broadcast platform on AsiaSat 2 that offers one stop shop services including satellite capacity, signal turnaround facilities and analog/digital conversion, if required, to broadcast customers from Europe and the Middle East for their services to Asia and Australia. The turnaround facilities are supplied pursuant to an agreement with IRIS Gateway Satellite Services Limited through its Makarios earth station in Cyprus. The earth station is able to receive downlink from European and Middle East satellites and uplink the signals to AsiaSat 2.

         MULTIMEDIA AND INTERNET. AsiaSat has installed a multimedia platform which enables distribution of Internet services and other multimedia content. Customers have the advantage of using this format when distributing content on the AsiaSat satellite system.

         In March 2000, AsiaSat acquired a 36.5% interest in SHL. In March 2002, AsiaSat acquired an additional 8.8% interest in SHL. AsiaSat now holds a 45.3% interest in SHL. SpeedCast was formed in 1999 to principally provide high speed Internet, multimedia content delivery, and corporate broadcast services such as data packages delivery and Internet streaming. During the year, Speedcast, in addition to providing the principal services, also launched on-line music distribution, on-line multimedia services and revolutionary streaming encryption system. SpeedCast began trial operations on March 15, 2000. See "Operating and Financial Review and Prospects - Introduction."

Customers including SpeedCast and Pacific Century Matrix use AsiaSat 3S to offer broadband, Internet and multimedia services.

         EFTNS LICENSE. OFTA accepted AsiaSat's application for an External Fixed Telecommunication Network Services ("EFTNS") license on January 18, 2000. If AsiaSat obtains the EFTNS license it will permit AsiaSat to offer a full range of satellite-based external telecommunications services, including satellite uplink and downlink services, using its existing satellite facilities located in Hong Kong. This service would complement AsiaSat's core business of providing high-quality satellite transponder capacity by offering one-stop shop services.

         TELECOMMUNICATION LICENSE. On June 27, 2000, the Company successfully won a bid for a Telecommunication License from OFTA allowing the BSS frequencies to be incorporated into the payload of AsiaSat 4 at the 122 degrees East orbital position. Such license also allows the FSS frequencies to be incorporated into the AsiaSat 4 payload. Accordingly, the Company intends to incorporate the BSS and FSS frequencies as part of the AsiaSat 4 payload.

         The Telecommunication License for AsiaSat 4 sets out certain conditions that AsiaSat must perform. In order to secure the due performance of these conditions by AsiaSat, AsiaSat was required to obtain a performance bond in the initial sum of HK$20 million. AsiaSat has completed three of the four conditions, and thus reduced the performance bond to HK$5 million on March 5, 2001. The remaining condition requires AsiaSat 4 to be successfully launched into geostationary orbit at 122 degrees East within 24 months of the grant of the Telecommunication License. The Company has received approval from OFTA to extend the remaining condition to March 31, 2003.

         SATELLITES

         The global communications market has historically been shared among three major transmission technologies - fiber optic and coaxial cable, microwave systems and satellites. Satellites have been, and continue to be, used for global communications applications. Each of these transmission technologies has advantages over the other two in specific market segments.

         Although satellites initially were used for point-to-point long distance telephone and television transmissions and continue to be used for these applications, fiber optic cables have proven to be a more cost effective delivery method for high volume point-to-point applications. Today, most trans-oceanic transmissions are delivered via submarine fiber optic and coaxial cables, which are ideally suited to carry large amounts of traffic between two points. In developing countries, satellites carry a significant portion of point-to-point traffic due to the lack of terrestrial fiber optic and coaxial network. However, as more fiber optic and coaxial networks are established, less of this traffic will be delivered via satellite. In many countries, satellites are also used to supplement terrestrial transmission networks for the distribution of television and radio programming.

         Geostationary satellites are located in orbit approximately 22,300 miles above the equator. Today's high powered satellites have the ability to cover up to approximately 42% of the earth's surface at one time. With broad coverage capabilities, satellites are well suited for point-to-multi-point applications (principally television broadcasting, private communication network, Internet and multimedia services). Satellites are commonly used for distribution of video and audio signals to cable operators and local television and radio stations for redistribution. Direct-to-home transmissions of video programming are also provided via satellite. In these direct-to-home applications, a high powered satellite allows video transmissions to be received directly from the satellite to homes using very small dishes.

         A satellite can be accessed by an uplink from virtually anywhere within its coverage area. This flexibility makes satellites ideal for private communications networks. Due to the high cost of local telecommunications service or the lack of an adequate local telecommunications infrastructure, an organization may wish to operate its own network. A VSAT network, connecting a large number of widely dispersed locations via satellite, is an efficient and cost effective method for many organizations to maintain communications with a network of offices.

         Communications satellites are of varying quality and usefulness depending on (i) footprint, or coverage area, (ii) transponder power (EIRP),
(iii) transponder bandwidth, (iv) frequency band and (v) other features, such as beam-switching and linearizers.

         The outer edge of a satellite's footprint is generally defined as that area where the quality of communication degrades below an acceptable commercial level. The primary transponder characteristic is power, which is expressed in terms of EIRP. EIRP is typically stated in dBW. Greater power can be used to receive more information or to receive the same amount of information with a smaller antenna. Transponder bandwidth, expressed in terms of MHz, varies between C-band and Ku-band transponders and between television and telecommunications applications.

         C-band is used around the world for satellite communications to transmit signals with minimum interference from atmospheric conditions such as rain. C-band frequencies are also used by ground-based microwave systems. In certain parts of the world, C-band satellite transmission antennas must be located far from centers of population to avoid interference with ground-based systems. This problem, and the search for more bandwidth, has made Ku-band frequencies popular. While Ku-band frequencies suffer from some interference caused by rain, they are more suitable for small antenna applications than C-band frequencies. Ku-band is generally used for the same purposes as C-band as well as for satellite news-gathering (truck-mounted antennas) and in some VSAT applications. Ku-band is especially useful in areas with dense ground-based microwave systems. To compensate for rain interference, Ku-band transmitters are generally higher-powered than C-band transmitters and the footprints are smaller. This combination of high-power and small antennas also makes Ku-band suitable for direct-to-home television. Other frequencies used on satellites include S-band, used on scientific and commercial satellites, and X-band, used by military communications satellites.

         The following table sets forth certain data concerning AsiaSat 2, AsiaSat 3S and AsiaSat 4.

                                           SUMMARY SATELLITE DATA

                      ASIASAT 2               ASIASAT 3S                    ASIASAT 4(2)
                      ---------               ----------                    ------------
Region
  covered:
   C-band             Asia, Middle East,      Asia, Middle East, CIS and    Asia, Middle East, CIS and
                      CIS and Australia       Australia                     Australia

   Ku-band            China, Japan, Hong      East Asia Beam (from          East Asia Beam (from
                      Kong, Taiwan and Korea  Japan to Kazakhstan),         Japan to Kazakhstan),
                                              South Asia Beam (from         Australia Beam (Australia and
                                              Thailand to parts of the      New Zealand), Hong Kong BSS Beam
                                              Middle East), Steerable Beam

Launch date           November 28, 1995       March 21, 1999                Expected in late 2002 or early
                                                                            2003

Manufacturer          Lockheed Martin         Boeing                        Boeing

Model                 Series 7000             BSS601HP                      BSS601HP

Stabilization         Three Axis Stabilized   Three Axis Stabilized         Three Axis Stabilized

Number of
  Transponders        33                      44                            48

  C-band              20 @ 36 MHZ             28 @ 36 MHZ                   28 @ 36 MHZ
                      4 @ 72 MHZ

  Ku-band             9 @ 54 MHZ              16 @ 54 MHZ                   10 @ 36 MHz (FSS)
                                                                            6 @ 33 MHz (FSS)
                                                                            4 @ 33 MHz (BSS)

Maximum               40 dBW (C-band)         41 dBW (C-band)               41 dBW (C-band)
  EIRP                53 dBW (Ku-band)(1)     53 dBW (Ku-band)              53 dBW (Ku-band)

[Payload]             FSS                     FSS                           BSS/FSS

Power output          55 W TWTAs (C-band)     55 W TWTAs (C-band)           55 W TWTAs (C-band)

                      115 W TWTAs             140 W TWTAs (Ku-band)         140 W TWTAs (Ku-band)
                      (Ku-band)

Expected
  Operational
  life                13 years                16 years                      15 years

Expected end
  of operational      2009                    2015                          2018
  life

Approximate
 percentage of
 world population
 covered by           66%                     66%                           66%
 satellite

-----------------------------

(1) AsiaSat 2 has experienced power reductions in its Ku-band transponders in relation to their design specifications. See "-- AsiaSat 2."
(2) All information assumes successful launch of AsiaSat 4 on its expected launch date.

         Satellites have limited operational lives. The operational lives of AsiaSat 2 and AsiaSat 3S are presently estimated to end in 2009 and 2015, respectively. Assuming the successful launch of AsiaSat 4 in late 2002 or early 2003, the operational life of AsiaSat 4 is estimated to end in 2018. A number of factors affect the operational lives of satellites, including the quality of their construction, the durability of their component parts, the amount of fuel on board, the launch vehicle used and the skill with which the satellite is monitored and operated. There can be no assurance as to the specific longevity of AsiaSat 2, AsiaSat 3S and, after successful launch, AsiaSat 4. The Company's results of operations would be adversely affected in the event the operational life of AsiaSat 2, AsiaSat 3S or, after successful launch, AsiaSat 4 is significantly shorter than the estimates stated above. See "Key Information - Risk Factors - Limited Life of Satellites."

         The loss, damage or destruction of AsiaSat 2, AsiaSat 3S or, after successful launch, AsiaSat 4, or damage or destruction to AsiaSat's ground based satellite control equipment and satellite stations, as a result of military actions or acts of war, anti-satellite devices, electrostatic storm, collision with space debris, other natural disasters or other causes also would have an adverse effect on the Company. AsiaSat's insurance policies include standard commercial satellite insurance provisions and customary exclusions including among other things, exclusions from losses resulting from (i) military or similar actions, (ii) laser, directed energy or nuclear anti-satellite devices,
(iii) insurrection and similar acts or governmental action to prevent such acts,
(iv) governmental confiscation, (v) nuclear reaction or radiation contamination or (vi) willful or intentional acts of AsiaSat or its contractors. See "Key Information -- Risk Factors -- Risk of Loss or Damage to Satellites, Ground Based Satellite Control Equipment or Satellite Stations from Acts of War, Electrostatic Storm, Space Debris and Other Natural Disasters."

         ASIASAT 1

         Traffic on AsiaSat 1 was transferred to AsiaSat 3S on May 8, 1999. AsiaSat 1 is now operated in inclined orbit mode in order to preserve its remaining fuel. AsiaSat moved AsiaSat 1 to the 122 degrees East orbital slot formerly occupied by AsiaSat G on August 19, 1999, where it is now used for occasional services. AsiaSat 1 will be retired after the successful launch of AsiaSat 4.

         ASIASAT 2

         AsiaSat 2 is located in the geostationary orbit at 100.5 degrees East. It was designed and produced by Lockheed Martin and is a series 7000 model satellite. It was launched on November 28, 1995 by a Long March 2E launch vehicle under a contract with China Great Wall Industry Corporation. AsiaSat 2 commenced commercial service in January 1996.

         AsiaSat 2 is equipped with twenty 36 MHz C-band and four 72 MHz C-band transponders with a maximum signal power of 40 dBW. It is also equipped with nine 54 MHz Ku-band transponders with a maximum signal power of 53 dBW. The satellite uses linear polarized beams, with the C-band and Ku-band having distinct coverage areas. For the C-band transponders, there are four spare amplifiers for each polarization of 12 C-band transponders in two separate 12 for 16 (12 working/16 total) redundancy ring configurations. For the Ku-band transponders, there are three spare amplifiers connected in a 9 for 12 (9 working/12 total) single redundancy ring configuration. With transponder power output of 55 watts for C-band and 115 watts for Ku-band, AsiaSat 2 has over ten times the transmission power of AsiaSat 1.

         AsiaSat 2 has a C-band coverage over virtually the entire Asian region, with a footprint stretching from Russia to Australia and from Japan to the Middle East and the former Soviet Union. Besides providing improved EIRP levels over the AsiaSat 1 coverage area, the footprint of AsiaSat 2 covers approximately 66% of the world's population as compared to approximately 50% by AsiaSat 1. AsiaSat 2's C-band footprint not only provides coverage over a larger area but also does so with a single beam. This configuration offers benefits to potential customers who will no longer need two transponders on AsiaSat 1 to cover the whole of Asia. EIRP levels range from a beam edge of 33 dBW to a beam center of 40 dBW. With this power it is possible for AsiaSat 2 to uplink and downlink from anywhere within the footprint. The nine Ku-band transponders provide coverage over China and the Korean peninsula and parts of Japan, with peak EIRP power of 53 dBW.

         AsiaSat 2 has a projected operational life of 13 years, indicating that the expected end of its operational life will be in 2009.

         In June 2000, Lockheed Martin obtained a Technical Assistance Agreement from the U.S. Department of State to provide technical data and services for in-orbit anomaly support for AsiaSat 2 until December 31, 2009. See " -- Regulation -- Export Regulations."

         ASIASAT 3S

         AsiaSat 3S is located in the geostationary orbit at 105.5 degrees East and replaced AsiaSat 1. AsiaSat 3S was constructed by Boeing and is a BSS-601HP model satellite. AsiaSat 3S was launched on March 21, 1999 from the Baikonur Cosmodrome in the Republic of Kazakhstan. AsiaSat 3S commenced commercial service on May 8, 1999. All traffic on AsiaSat 1 was transferred to AsiaSat 3S on May 8, 1999.

         On December 25, 1997, AsiaSat launched AsiaSat 3 from the Baikonur Cosmodrome in the Republic of Kazakhstan. AsiaSat 3 was a failure because it did not reach its orbital slot and was replaced by the successful launch of AsiaSat 3S.

         AsiaSat 3S has multiple beam coverage and is equipped with twenty-eight 36 MHz C-band transponders with a maximum signal power of 41 dBW. It is also equipped with sixteen 54 MHz Ku-band transponders with a maximum signal power of 53 dBW. AsiaSat 3S has transponder power output of 55 Watts for C-band and 140 Watts for Ku-band. It has an operational life of 16 years, indicating that the expected end of its operational life will be in 2015.

         The footprint for AsiaSat 3S is similar to the footprint of AsiaSat 2 with two additional Ku-band beams and is designed to meet market demands for frequency coordination. The C-band footprint stretches from Japan to the Middle East and from Russia to Australia. The footprint provides high powered service to the growing market areas in the Greater China region, Japan and Korea and southeast Asia. It covers about two-thirds of the world's population.

         The 16 Ku-band transponder capacity is divided into two fixed beams and a steerable beam. The first beam is an East Asia beam which includes coverage from Japan to Kazakhstan. The second beam is a South Asia beam which has coverage from Thailand to portions of the Middle East. In order to compensate for rain fade, which may occur in certain countries in this region, AsiaSat has designed the coverage to direct higher power in heavy rain areas. The steerable Ku-band beam allows a smaller, highly concentrated beam to be moved to any market region in the coverage area.

This beam could, for example, be placed over Australia or over a specific region in Asia. Of the 16 Ku-band transponders on AsiaSat 3S, eight transponders are fixed on East Asia and eight are switchable among the three beams so that up to 16 transponders may be used for the East Asia beam, up to eight transponders may be used for the South Asia beam and up to four transponders may be used for the steerable beam.

         Boeing constructed AsiaSat 3S pursuant to a contract (the "Boeing Satellite Contract") that provided, among other things, for a limited pre-launch warranty by Boeing and limited liquidated damages payable in the event of a late delivery. In the event of defects that arise or are discovered after launch that cause the performance of AsiaSat 3S not to achieve certain performance criteria, Boeing agreed to refund a limited portion of the purchase price of AsiaSat 3S to AsiaSat during the operational life of the satellite. To date, no such defects have been discovered. AsiaSat obtained US$195 million of insurance covering the risks of launch of the satellite and the first five years of operations after launch under a standard form of policy including standard space industry coverage, provisions and exclusions.

         Under the Boeing Satellite Contract, Boeing agreed to provide on-site support services to AsiaSat at AsiaSat's satellite control center in order to assist AsiaSat in correcting any problems that may occur in the operations of AsiaSat 3S during the first six months following its launch. Thereafter, Boeing agreed to provide off-site support services for the life of the satellite. In December 1999, in accordance with United States export control regulations, Boeing obtained a Technical Assistance Agreement from the U.S. Department of State to provide Year 2000-related support services for AsiaSat 3S. In February 2001, Boeing obtained a Technical Assistance Agreement from the U.S. Department of State to provide technical data and services for in-orbit anomaly support for AsiaSat 3S until December 31, 2009.

         ASIASAT 4

         The Company continues to plan ahead for future growth. AsiaSat 4 is now in the integration and testing stages. The launch has been rescheduled beyond its original launch date of May 2002. To ensure that the highest quality and reliability of its product line can be achieved, Boeing has decided to conduct additional tests on AsiaSat 4. As a result, the delivery of AsiaSat 4 is expected to be delayed. The Company is in talks with ILS, the launch services provider, to determine a new launch date for AsiaSat 4, which is currently expected to occur in late 2002 or in early 2003. The Company intends to locate AsiaSat 4 at 122 degrees East. In addition to providing region-wide C-band coverage and focused Ku-band beams for Australia and East Asia, AsiaSat 4 will also carry a BSS payload to be used for DTH service in Hong Kong. See "-- Business Overview."

         Due to the tighter U.S. export controls after the shift of the U.S. export control jurisdiction from the U.S. Commerce Department to the U.S. State Department, the range of satellite-related exports requiring an export license has been significantly expanded and the process of obtaining an export license has become more time-consuming and more unpredictable. Therefore, Boeing has provided the Company with a proposed contingency plan to deal with the situation where the U.S. government fails to grant the appropriate licenses to Boeing to enable the normal passing of AsiaSat 4's title to the Company during the launch of the satellite. The plan would enable the Company to derive full financial benefit from leasing out the satellite transponders to its customers as usual. See "Key Information - Risk Factors - Risks Related to U.S. Export Control."

         Satellites are subject to significant risks, including launch failure, satellite defects, destruction and damage that may result in total or partial loss or incorrect orbital placement or prevent proper commercial operation. There can be no assurance that the launch of AsiaSat 4, if and when it occurs, will be successful or that it will perform as designed. A total or constructive total loss of AsiaSat 4 or significant defects in AsiaSat 4 may adversely affect the Company's results of operations and financial condition. In addition, any defects in AsiaSat 2, AsiaSat 3S, or after successful launch, AsiaSat 4 may adversely affect the Company. See "Key Information - Risk Factors - Risk of Launch Failure, Loss, Reduced Performance and Satellite Defects."

         ADDITIONAL ORBITAL SLOTS AND USE OF FREQUENCIES

         China has filings for AsiaSat's applications with the ITU for two additional orbital slots: 77.5 degrees East and 116 degrees East. These filings were the earliest with the ITU for certain of the frequencies available within these slots, and thus China maintains a high priority position in the ITU filing process for these slots. See "-- Regulation." These slots have significant frequency and geographic coverage constraints resulting from the coordination process which limit their value. These slots, however, could be used by satellites specifically designed to meet the coordination requirements for these orbital positions. No assurance can be given that either of these additional orbital slots will be occupied by AsiaSat prior to expiration of its filings.

         AsiaSat has the option to co-locate additional satellites in the orbital slots located at 100.5 degrees East, 105.5 degrees East and 122 degrees East in order to provide additional capacity in these locations and to support the existing satellites with redundant capacity. Another satellite operator is currently seeking to launch a satellit close to 122 degrees East. AsiaSat has filing priority but is nevertheless required by the ITU procedures to enter into coordination discussions with this satellite operator. Unfavorable results from the coordination process might significantly limit the Company's ability to use AsiaSat 4. See "Key Information - Risk Factors - Risk of Loss of Orbital Slot."

         TRANSPONDER UTILIZATION AGREEMENTS

         A typical transponder utilization agreement for AsiaSat 2 and AsiaSat 3S has a term of three years or more, requires utilization fees to be paid quarterly or semi-annually in advance and provides for renewal options. The majority of such agreements provide for utilization fee increases during the agreement term according to an agreed escalation schedule. In almost all circumstances, all of AsiaSat's transponder utilization agreements require payment of all amounts due in US Dollars. Generally, the customer may terminate the transponder utilization agreement at any time during the term of the agreement without further obligation if AsiaSat fails to provide a fully operational transponder or by giving not less than six months' notice to AsiaSat. Upon termination (other than for cause), the customer is obligated to pay AsiaSat termination fees based on the remaining contract period and the specific contractual terms. In addition, the transponder utilization agreements in general provide for a specified reduction in the utilization fees if transponder service is interrupted for reasons not caused by the customer or by outages due to the effects of the sun or other reasons beyond the control of AsiaSat. If such service interruptions continue without correction and AsiaSat is unable to provide suitable alternative capacity, the customer is entitled to terminate the transponder utilization agreement without further obligation to AsiaSat. Under the terms of the transponder utilization agreements, AsiaSat generally is not liable for the lost profits or other indirect or consequential damages of any customers.

         AsiaSat entered into transponder purchase agreements with ministries or agencies of China under which the customer obtains the right to use Ku-band capacity on AsiaSat 2 and AsiaSat 3S for the life of the transponder. The terms of transponder purchase agreements are substantially the same as those found in transponder utilization agreements, except that payment for the entire period of use is typically completed by the commencement of the second year of the term of the agreement and AsiaSat provides a limited warranty for a period of 50 months commencing on the date the transponder is made available for the customer's use in the case of AsiaSat 2 transponder purchase agreements.

         CUSTOMER TECHNICAL QUALIFICATIONS AND SUPPORT

         Before uplink communication with its satellite is permitted, AsiaSat's customers are required to meet AsiaSat's strict performance and operations specifications. The purpose of these requirements is to confirm that the customer's equipment operates within AsiaSat's specifications in order to minimize interference with other customers on the same satellite or users on neighboring satellites. AsiaSat's engineers meet with the customer to advise the customer with respect to the adjustments required to be made to the customer's equipment in order to minimize interference.

         One of AsiaSat's functions is to provide technical support to its customers. AsiaSat helps customers determine and evaluate their equipment configuration, carrier modulation, bandwidth and power requirements, design their networks and calculate link budgets.

         The AsiaSat Carrier Monitoring System ("CMS") was designed and implemented by AsiaSat to monitor and measure communications parameters from AsiaSat's headquarters in Causeway Bay, Hong Kong Island. The CMS is also used to assist in customer earth station qualification and analysis of anomalies. The CMS measures power, frequency, bandwidth, carrier-to-noise ratio and other communications performance characteristics.

         INSURANCE

         AsiaSat has satellite in-orbit insurance for AsiaSat 2 and AsiaSat 3S. AsiaSat also has obtained third-party liability insurance for AsiaSat 1, AsiaSat 2 and AsiaSat 3S. There can be no assurance that AsiaSat will be able to obtain insurance in the future on terms satisfactory to AsiaSat. See "Key Information -- Risk Factors -- Limitations on Warranties and Insurance."

         There are circumstances in which AsiaSat's insurance will not fully reimburse AsiaSat for its expenditures with respect to launching a replacement satellite, such as when the cost of the construction and launch of a replacement satellite exceeds the aggregate amount of coverage provided by AsiaSat's insurance policy. The amount of AsiaSat's insurance also will not fully compensate it for business interruption and similar losses (including, among other things, loss of market share, loss of revenue and incidental and consequential damages) which might arise from a full or partial launch failure or a failure of a satellite to perform to specifications. In addition, AsiaSat's insurance policies include standard commercial satellite insurance provisions and customary exclusions including, among other things, exclusions from losses resulting from (i) military or similar actions, (ii) laser, directed energy, or nuclear anti-satellite devices, (iii) insurrection and similar acts or governmental action to prevent such acts, (iv) governmental confiscation, (v) nuclear reaction or radiation contamination or (vi) willful or intentional acts of AsiaSat or its contractors.

         AsiaSat renewed the in-orbit insurance for AsiaSat 2 in the amount of HK$1,170 million (US$150 million) at an annual cost of approximately HK$22.6 million (US$2.9 million) for the 24 months beginning from November 28, 2000.

         AsiaSat obtained satellite in-orbit insurance for AsiaSat 3S covering the launch and the first five years in-orbit of AsiaSat 3S in the amount of HK$1,521 million (US$195 million), which provided coverage for (i) a total failure of the launch of the satellite and (ii) the failure of the satellite to obtain proper orbit or to perform in accordance with certain specifications once in orbit. Satellite in-orbit insurance covering a specified period after launch of a satellite is typically purchased together with launch insurance. Subsequent satellite in-orbit insurance is typically purchased on an annual basis. Satellite in-orbit insurance, which has historically cost less than three percent of the insured value of a satellite on an annual basis, provides protection against partial or total loss of a satellite's communications capability, including loss of transponders, power or ability to control the positioning of the satellite and reduction in the operational life of the satellite.

         AsiaSat has obtained satellite in-orbit third-party liability insurance for AsiaSat 1, AsiaSat 2 and AsiaSat 3S in the amount of HK$2,340 million (US$300 million) each. AsiaSat intends to obtain launch insurance and satellite in-orbit third party liability insurance for AsiaSat 4 prior to its launch.

         SALES AND MARKETING

         The Company's sales and marketing department, which had 20 employees (including two general managers) as of December 31, 2001, is divided into two groups, one of which serves China and the other serves the remainder of the world. The senior executive officers of the Company, including the Chief Executive Officer and Deputy Chief Executive Officer, are directly involved in marketing to key broadcasting and telecommunications customers. Marketing activities include customer visits, selected trade advertising and presentations at industry conferences.

         EMPLOYEES

         As of December 31, 2001, the Company had 80 full-time employees, of which seven employees were in management, 36 employees were in engineering and operations and 20 employees were in sales and marketing. The remaining 17 employees were engaged in administrative, accounting, legal, regulatory and clerical activities. The Company has 75 employees in Hong Kong and five employees in Beijing. The Company believes its relations with its employees are good. See "Directors, Senior Management and Employees - Employees."

         COMPETITION

         AsiaSat was founded in the late 1980s to serve the Asian regional satellite communications market. While global satellite communications demand was satisfied by Intelsat and several Asian countries had developed domestic satellite communications, there was no supplier of Asian region-wide satellite communications. Since the launch of AsiaSat 1, a number of international, regional and domestic satellite operators have entered the Asian regional market. The Company's primary market is Asian intra-regional broadcasting and telecommunications.

         INTERNATIONAL, REGIONAL AND DOMESTIC SYSTEMS

         The business in which the Company operates is highly competitive. The satellite services provided by the Company are used by its customers for point-to-multipoint communication (principally television broadcasting, private communication network, Internet and multimedia). The Company competes with several international, regional and domestic satellite companies operating in the Asia-Pacific region. Many of these competitors have long-standing customer relationships and are substantially larger, and have financial resources that are substantially greater, than those of the Company. The Company believes that its ability to compete with these organizations depends on its existing customer relationships and the quality of its customer service, its reputation as a reliable operator of commercial satellites and the technical advantages of its satellites.

         COMPETITION RESTRICTION FROM DOMESTIC SYSTEMS

         In many cases customers are required by the laws of their countries to use a state-owned or locally owned satellite system for domestic communications. These legal requirements prevent the Company and other satellite companies from competing to provide transponder capacity to these potential customers. In addition, AsiaSat currently has entered into transponder utilization agreements for full transponders or partial transponders with various purely domestic users in several countries. These customers could be lost if monopolies were granted to state-owned or locally owned satellite systems. All, or almost all, of the domestic systems are planning to add at least some regional transponders to their next generation of satellites. See "Key Information - Risk Factors - Risk of Limited Market Demand and Increasing Competition - Competing Systems."

         OTHER SATELLITE SYSTEMS

         Other existing and proposed organizations have considered or might consider competing in the Asian regional market. These include Russian systems, the low earth orbit systems and others. Some of the existing potential competitors offer low-cost, low-performance transponders which do not compete directly with AsiaSat's high-performance transponders. New organizations face significant entry barriers including scarcity of orbital slots and high cost of entry.

         FIBER OPTIC SYSTEMS

         Fiber optic systems have been widely installed within the region for point-to-point trans-oceanic communications. In addition, point-to-point fiber optic connections between major cities in Asia are common. As fiber optic coverage increases, the competitiveness of satellites for point-to-point communications will diminish.

         TRANSPONDER OVERSUPPLY

         It is expected that in 2002, the supply of transponders in the region will continue to exceed the demand for transponders. The Company believes that this imbalance cannot be quickly corrected until global economic conditions improve and new applications and services take up existing capacity. See "Key Information - Risk Factors - Risk of Limited Market Demand and Increasing Competition."

         REGULATION

         The international telecommunications industry is highly regulated. Satellite services are subject to international space law while broadcasting and telecommunications services are subject to international and national law. The principal body of international law relating to the use of outer space is the Outer Space Treaty. Countries which are party to the Outer Space Treaty or to other treaties or conventions regulating outer space activities are responsible for fulfilling their own obligations under these treaties or conventions. This often results in the adoption by member countries of domestic laws to regulate the activities of their own subjects in order to enable the country concerned to comply with its international obligations.

         HONG KONG REGULATION

         As an operator of privately owned satellites, AsiaSat is subject to the regulatory authority of Hong Kong through AsiaSat's principal regulator, OFTA, which in turn is subject to the control and supervision of China.

         AsiaSat's satellite operations are principally regulated by the Outer Space Ordinance (Chapter 523 of the Laws of Hong Kong) (the "Outer Space Ordinance"). The Outer Space Ordinance applies to all Hong Kong nationals and entities incorporated under the laws of Hong Kong, including AsiaSat, and prohibits any such person from, among other things, launching or procuring the launch of a satellite, or operating a satellite, without obtaining an appropriate license. The Outer Space Ordinance stipulates that any such license shall describe the activities authorized by it and also provides that licenses may be granted subject to conditions specified therein. The conditions may include, among other things, basic orbital parameters (and requirements to obtain advance approval for any intended deviations and to notify any unintentional deviation), requirements to avoid interference with the activities of other users of outer space and requirements not to cause actions which may give rise to liabilities on the part of China and Hong Kong. Breach of any such conditions can give rise to a right of revocation of the relevant license.

         In Hong Kong, the ultimate authority to grant licenses and otherwise to administer the Outer Space Ordinance is vested in the Chief Executive of Hong Kong, acting in coordination with the Executive Council of Hong Kong. In practice, all relevant matters are dealt with on a day to day basis by and through OFTA. AsiaSat has the benefit of existing licenses covering current and future operation of each of AsiaSat 2 and AsiaSat 3S subject to the conditions of the respective licenses. Each of these licenses was formally granted shortly before or after launch of the satellite concerned following a period of consultation between AsiaSat and OFTA.

         In addition to the regulatory regime to which the Company's outer space operations are subject, the Company's earth station operations involve the operation and use of telecommunication apparatus at and from its earth stations at Stanley, Hong Kong Island. Establishment, possession and use of such telecommunication apparatus in Hong Kong is regulated by the Telecommunications Ordinance. AsiaSat has the benefit of licenses granted under the Telecommunications Ordinance covering all its TT&C operations, as well as monitoring and testing functions, for each of AsiaSat 2 and AsiaSat 3S, subject to the terms and conditions of the respective licenses. The licenses require AsiaSat, among other things, to avoid harmful interference to other telecommunication apparatus operating within or outside Hong Kong and to ensure compliance with all relevant requirements of the International Telecommunication Convention (and any other international telecommunication agreements which may from time to time be acceded to by or on behalf of, or applied to, Hong Kong) as well as the agreement relating to Intelsat. These licenses were formally granted contemporaneously with the grant of the licenses under the Outer Space Ordinance. In contrast, because the Company successfully won a bid for a Telecommunication License from OFTA allowing BSS frequencies to be incorporated into the payload of AsiaSat 4, the license for AsiaSat 4 under the Telecommunications Ordinance has been granted prior to the completion of AsiaSat
4. See "-- Telecommunications -- Telecommunication License."

         The Telecommunications Ordinance also contains provisions for the taking of possession by the Hong Kong Government of telecommunications stations if the Chief Executive in Council is of the opinion that an emergency has arisen in which it is expedient for the public service that the Hong Kong Government should have control over telecommunications stations. In addition, the Telecommunications Ordinance contains provisions for the payment of compensation should such taking of possession occur.

         In addition, OFTA accepted AsiaSat's application for an EFTNS license on January 18, 2000. See " -- Telecommunications -- EFTNS License".

         On June 27, 2000, OFTA approved the Company's application to incorporate the BSS frequencies into the payload of AsiaSat 4 at the 122 degrees East orbital position. Such license also allows the FSS frequencies to be incorporated into the AsiaSat 4 payload. Accordingly, the Company intends to incorporate the BSS and FSS frequencies as part of the AsiaSat 4 payload. The four BSS transponders to be incorporated in the Asia Sat 4 payload are intended to provide DTH service in Hong Kong. See "--Telecommunications -- Telecommunication License."

         OVERSEAS NATIONAL TELECOMMUNICATIONS AUTHORITIES

         The Company's customers in many of the countries covered by the Company's satellites must have authorization from the countries in which they or their uplink facilities are located in order to use the Company's satellites. The laws and regulatory requirements regulating access to satellite systems vary from country to country. Some countries have substantially deregulated satellite communications, making customer access to the Company's satellites a relatively simple procedure, while other countries have maintained strict monopoly regimes. The application procedure for access to satellite systems can be time-consuming and costly and the terms of the licenses vary among different countries. Although AsiaSat believes its customers presently hold the requisite licenses and approvals in all relevant countries, there may be instances of non-compliance of which AsiaSat is not aware. Although AsiaSat does not believe these regulatory schemes will prevent it from pursuing its business, there can be no assurance that such licenses and approvals are or will remain sufficient in the view of foreign regulatory authorities and that these authorities will not discourage or prevent potential customers from utilizing transponders on AsiaSat's satellites.

         The laws of certain countries require television broadcasters and satellite telecommunication users providing services in such countries generally to use state-owned or locally-owned satellites. These legal requirements prevent the Company and other satellite companies from competing to provide transponder capacity to these potential customers. There can be no assurance that other countries in the Asia-Pacific region, including countries in which the Company already has customers, will not impose similar requirements to use state- or locally-owned satellites in the future. The imposition of such requirements could adversely affect the Company's results of operations.

         INTERNATIONAL TELECOMMUNICATION UNION

         Nations are required by treaty to make a filing of their proposed use of satellite orbital slots for geostationary satellites with the Radiocommunication Bureau of the ITU. After filing an orbital slot request with the Radiocommunication Bureau, other nations are afforded the opportunity to inform the Radiocommunication Bureau of any potential conflicts with their present or planned use of orbital slots. When a conflict or potential conflict is noted, nations are obligated to negotiate in an effort to coordinate the proposed uses and resolve any interference concerns. The Radiocommunication Bureau, however, has no formal dispute resolution mechanism, and if nations cannot agree on a resolution, a satellite system will not be entitled to the full interference protection afforded under international law.

         China on behalf of the Hong Kong Special Administrative Region of Hong Kong is responsible for filing and coordinating applications by Hong Kong companies for orbital slots with the Radiocommunication Bureau and for resolving interference concerns. The Chief Executive of Hong Kong has delegated these responsibilities to OFTA. Use of the orbital slots remains subject to the continuing oversight of OFTA and to a variety of regulations generally applicable to all satellite and radio licensees. OFTA has fulfilled its obligation to notify the Radiocommunication Bureau of the proposed use of the orbital slots for all of AsiaSat's filings, which include filings for AsiaSat 1, AsiaSat 2, AsiaSat 3S and AsiaSat 4. After AsiaSat 1, AsiaSat 2 and AsiaSat 3S reached their orbital positions and commenced operations, AsiaSat notified OFTA, and OFTA in turn notified the ITU, that AsiaSat 1, AsiaSat 2 and AsiaSat 3S, as applicable, were on station and operating as filed with the Radiocommunication Bureau, as coordinated and as authorized by OFTA. The orbital locations of all of AsiaSat's satellites have been entered into or are awaiting to be entered into the Master Register of the ITU. This concludes the process for the coordination of the orbital slots for AsiaSat 1, AsiaSat 2 and AsiaSat 3S.

         In addition to the three primary positions of 100.5 degrees East, 105.5 degrees East and 122 degrees East, China has filed for two other orbital slots at 77.5 degrees East and 116 degrees East. In contrast to the three primary slots discussed above, the additional slots have significant frequency and geographic coverage constraints resulting from coordination and negotiation. AsiaSat is concentrating on the development of its three primary slots first but the Company believes that the encumbered and/or constrained slots may prove valuable in the future for specific applications.

         EXPORT REGULATION

         Boeing has agreed to provide certain on-site support services to AsiaSat at AsiaSat's Satellite Control Center in order to assist AsiaSat in correcting any problems that may occur in the operations of AsiaSat 3S during the first six months following its launch and certain off-site support services for the life of the satellite. Boeing determined that pursuant to United States export control regulations, it needed an approved Technical Assistance Agreement issued by the U.S. Department of State in order to provide such support services. In December 1999, in accordance with U.S. export control regulations, Boeing obtained a Technical Assistance Agreement to provide Year 2000-related support services for AsiaSat 3S. In February 2001, Boeing obtained a Technical Assistance Agreement to provide off-site support services for the life of AsiaSat 3S. On October 23, 2001, Boeing obtained a Technical Assistance Agreement to provide necessary technical data and services to AsiaSat in connection with the AsiaSat 4 program. For a further discussion on export regulations, see "-- Satellites -- AsiaSat 4."

         In June 2000, Lockheed Martin obtained a Technical Assistance Agreement from the U.S. Department of State to provide technical data and services for in-orbit anomaly support for AsiaSat 2 until December 31, 2009.

         ORGANIZATIONAL STRUCTURE

         The Company is the parent company of AsiaSat. AsiaSat holds a 45.3% interest in SHL.

         PROPERTY, PLANTS AND EQUIPMENT

         LAND FACILITIES

         The Company's executive offices are located in Causeway Bay, Hong Kong Island. Coordination of all customer-related communication on the Company's satellites, including initial station testing, outage and trouble reporting and real-time schedules of ad hoc broadcasting services traffic, is conducted through the Company's Satellite Control Center at the Company's executive offices. The Company's executive offices and the Stanley TT&C Facility are leased by the Company from PCCW. The leases covering the Company's office space were renewed in May 2002 for a term of three years.

The rental amount (excluding rates, air-conditioning and management charges) under these leases is approximately HK$3.7 million per year. The Company finances this cost from internal resources.

         In March 2000, the Company opened a representative office in Beijing, China. The Company's Beijing office lease was renewed for a period of two years beginning in February 2002. The lease amount is approximately HK$273,000 per year.

         The Company has leased an additional site in Tai Po Industrial Estates, New Territories, Hong Kong (the "Tai Po Site"), to support the growth of the Company's business. The Tai Po Site will be used to build a new satellite control center that will also allow AsiaSat to offer its customers additional services. These services include uplink, technical support and other value added services. The new satellite control center on the Tai Po Site is expected to be completed in the second half of 2003. See "Additional Information -- Material Contracts".

         The Company is not currently the subject of any actions or proceedings for environmental liabilities. As AsiaSat's satellites reach their "end of life" and are de-orbited, it is conceivable that the Company could be subject in the future to actions for environmental or other liabilities resulting from damages caused by these satellites.

         SATELLITE CONTROL FACILITIES

         AsiaSat maintains a satellite control center (the "Satellite Control Center") that is manned 24-hours-a-day by AsiaSat's engineers at its executive headquarters in Causeway Bay, Hong Kong. The Satellite Control Center is connected by dual, diversely routed leased lines to the TT&C facility at the Reach Network (Hong Kong) Limited's ("Reach") teleport located at Stanley on the south side of Hong Kong Island (the "Stanley TT&C Facility"). There are a total of five C- band and two Ku-band antennas available to track the Company's satellite fleet.

         There are no full-time employees of AsiaSat located at the Stanley TT&C Facility. Reach teleport technicians are responsible for the routine maintenance of the antennas and other equipment located at this facility.

         Once a satellite is placed at its orbital location, it is controlled by the Stanley TT&C Facility until the end of its in-orbit life. The TT&C subsystem for each satellite makes it possible for ground control to monitor the position of the satellite in orbit. AsiaSat's engineers at the Satellite Control Center periodically correct a satellite's attitude and conduct east-west and north-south stationkeeping maneuvers, thus ensuring that AsiaSat's satellites maintain their proper orientation and orbital position. In addition, commands from the Satellite Control Center can switch transponders in and out of service, position a steerable beam, control the charging and discharging of the batteries, activate back-up equipment and engage other control functions.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

         The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements of the Company and related notes thereto included elsewhere herein.

         INTRODUCTION

         As of December 31, 2001, the overall utilization rate of AsiaSat 2 and AsiaSat 3S increased 1% over the prior year from 64% to 65%. As of December 31, 1998, approximately 80% of AsiaSat 2's transponder capacity was utilized under transponder utilization agreements and transponder purchase agreements. The utilization rates for AsiaSat 2 as of December 31, 1999, 2000 and 2001 were 74%, 67% and 62%, respectively, and for AsiaSat 3S as of December 31, 1999, 2000 and 2001 were 49%, 62% and 67%, respectively. The decline in utilization rates for AsiaSat's transponders since 1998 has resulted principally from the effects of the Asian economic crises in 1997 and 1998 and subsequent economic volatility and uncertainty, which have reduced demand for capacity; the application and improvement of transmission technologies, such as digital compression, that increased the transmission capacity of each transponder; and the introduction of AsiaSat 3S into service in May 1999. The increase in overall utilization rate in 2001 from the previous year is the result of successful leasing of additional Ku-band transponders on AsiaSat 3S. See "Key Information - Risk Factors - Risk or Technological Changes" and "Key Information - Risk Factors - Risk of Limited Market Demand and Increasing Competition."

         Substantially all of the Company's revenues during the years 1997 through 2001 were from payments made in respect of transponder utilization agreements for AsiaSat 1 and transponder utilization agreements and transponder purchase agreements for AsiaSat 2 and AsiaSat 3S and were almost entirely payable in US Dollars. AsiaSat's transponder utilization agreements and transponder purchase agreements in effect as of May 31, 2002 provided for total committed revenue (including a portion of the deposits received by the Company in prior periods and to be recognized as revenue in the applicable future period) of US$521 million (HK$4,064 million). The Company expects that most of such committed revenue will be recognized over the remaining terms of the relevant agreements up to 2014, assuming that customers do not exercise their termination options described below. Payments under transponder utilization agreements are negotiated with each individual customer and generally are influenced by various factors, including market conditions and the reputation of AsiaSat as a reliable service provider. Generally, in the satellite transponder market, transponders with greater coverage, wider bandwidth and higher power have commanded a premium price. The Company believes that its ability to increase charges for transponder capacity in future periods will depend primarily on the terms of the escalation provisions of its existing transponder utilization agreements and, with respect to new agreements and agreement rollovers, the factors noted above.

         In addition to transponder utilization agreements, AsiaSat has existing transponder purchase agreements under which [seven] customers on AsiaSat 2 and [one] customer on AsiaSat 3S have purchased the right to use a total of [5.3] Ku-band transponders (out of a total of 25 Ku-band transponders) for the life of the satellite. The Company intends that in the future most of its transponder capacity will be provided to customers pursuant to transponder utilization agreements rather than transponder purchase agreements.

         The Company recognizes revenues from all transponder utilization agreements on a straight line basis over the term of the agreements. As a result of the utilization fee escalation clauses in the transponder utilization agreements, in the early years of the term of any such agreement revenues are recognized in respect of payments that are not yet due, and in the latter portion of the term of such agreement revenues recognized will be less than payments due under the contract terms. In the aggregate in 1997, 2000 and 2001, there was recognition of revenues under the transponder utilization agreements in excess of payments due under those agreements in the amounts of HK$50.4 million, HK$44.5 million and HK$31.2 million, respectively. In 1998 and 1999, revenue recognized on the straight line basis was less than the payments due under the terms of relevant agreements in the amounts of HK$(6.8) million and HK$(43.6) million, respectively.

         For AsiaSat 1 and AsiaSat 2, the Company capitalized as a deferred expenditure all operating costs incurred during the period prior to the launch and successful commissioning of a satellite that were directly attributable to such satellite (including certain staff, marketing and travel expenses) and not otherwise capitalized as a fixed asset. Such costs for AsiaSat 1 were amortized on a straight line basis over a three year period from June 1, 1990, and for AsiaSat 2 are being amortized on a straight line basis over a three year period from February 1, 1996. The Company capitalized all operating costs incurred during the period prior to the launch of AsiaSat 3 that were directly attributable to AsiaSat 3 and wrote off those costs after the unsuccessful launch of AsiaSat 3. In 1998, the Company changed its accounting policy to write off costs specifically relating to the commissioning of future satellites.

         The Company has accounted for its share of profit or loss arising from SpeedCast on an equity accounting basis. In the case of a loss, the Company will reflect its share in its income statement with a corresponding writing down of its investment in an associate. Once the investment has been written down to zero the Company will not account any further loss beyond its investment. In 2000 and 2001, the Company recorded a HK$43.9 million and HK$41.3 million (US$5.3 million) loss, respectively, with respect to its investment in SpeedCast. Approximately two-thirds of SpeedCast's total 1oss for 2001 was due to the amortization of the transponder capacity, platform software and subscriber management/billing systems contributed by its founding shareholders.


         RESULTS OF OPERATIONS

    The following table sets forth, for the periods indicated, the percentage of revenues represented by certain income and expense items in the Company's Consolidated Statement of Operations.

                                                              YEAR ENDED DECEMBER 31,
                                       ----------------------------------------------------------------------
                                           1997           1998           1999           2000          2001
                                       -----------    -----------     ----------    -----------    ----------
Revenues                                   100.0%         100.0%          100%        100%             100%

Cost of services                             8.5           10.5           11.3         7.7              7.6

Depreciation and amortization               25.1           24.3           24.1        16.8             17.2

Selling, general and                         5.6           10.5           12.1         6.1              7.3
administrative
                                       -----------    -----------     ----------    -------------------------

                                                              YEAR ENDED DECEMBER 31,
                                       ----------------------------------------------------------------------
                                           1997           1998           1999           2000          2001
                                       -----------    -----------     ----------    -----------    ----------
Total operating expenses                    39.2           45.3           47.5        30.6             32.1
                                       -----------    -----------     ----------    -------------------------

Operating income                            60.8           54.7           52.5        69.4             67.9

Amortization of gain on sale and             2.8            3.1            1.4           -                -
leaseback

Interest income                              1.5            9.6            6.2         4.0              0.7

Interest expense                            (6.5)         (11.2)          (9.3)       (3.8)               -

Maintenance and other service                  -              -              -         1.1              0.9
income from affiliates

Other income (expense)                      (0.2)           1.5           (0.6)       (0.8)             0.1

Exceptional income (expense)                 4.1              -              -           -                -
                                       -----------    -----------     ----------    -----------    ----------

Income before taxes                         62.5           57.7           50.2        69.9             69.6

Share of results of associates                 -              -              -        (4.4)            (4.2)

Income tax                                  (4.4)          (6.1)          (6.4)       (8.0)            (7.3)

Minority interest                           (0.3)          (0.3)             -           -                -

                                       -----------    -----------     ----------    -----------    ----------
Net income                                  57.8           51.3           43.8        57.5             58.1
                                       ===========    ===========     ==========    ===========    ==========

         REVENUES

         AsiaSat provides satellite transponder capacity primarily to the broadcasting and telecommunications markets. See "Information on the Company -- Services and Customers." The following table sets forth the Company's revenues in each of its markets for the periods indicated.

                                                              Year ended December 31,
                   --------------------------------------------------------------------------------------------------------------
                          1997                   1998                   1999                   2000                  2001
                   -------------------    -------------------    -------------------    -------------------    ------------------
                             % OF                   % OF                   % OF                   % OF                  % OF
                             TOTAL                  TOTAL                  TOTAL                  TOTAL                 TOTAL
                   AMOUNT    REVENUE      AMOUNT    REVENUE      AMOUNT    REVENUE      AMOUNT    REVENUE      AMOUNT   REVENUE
                   ------    -------      ------    -------      ------    -------      ------    -------      ------   -------
Broadcasting       691.6      69.4%       599.4      66.4%       508.6      63.0%        707.8     70.6%        647.1    66.8%

Telecom-           305.3      30.6        303.3      33.6        298.2      37.0%        295.1     29.4%        322.4    33.2%
communications,    -----      ----        -----      ----        -----     -----         -----     -----        -----    -----
Internet and
Multimedia

Total Revenue      996.9     100.0%       902.7     100.0%       806.8     100.0%      1,002.9    100.0%       969.5    100.0%
                   =====     ======       =====     ======       =====     ======      =======    ======       =====    ======

         Revenues in 2001 decreased 3.3% to HK$969.5 million (US$124.3 million) from HK$1,002.9 million in 2000, which in turn increased 24.3% from HK$806.8 million in 1999. The decrease in revenues in 1999 was primarily due to continued weak economic and financial conditions in the Asia-Pacific region. The increase in revenue in 2000 was primarily due to an upturn in demand for C-band capacity on AsiaSat 3S at the popular orbital slot at 105.5 degrees East. The decrease in revenue in 2001 was primarily due to the uncertain and difficult economic and market conditions.

         In the years ended December 31, 1999, 2000 and 2001, approximately 17.2%, 22.9% and 23%, respectively, of the Company's revenues were attributable to transponder utilization agreements with STAR. The decrease in the percentage of revenues attributable to STAR in 1999 was attributable primarily to the introduction of new customers on AsiaSat 2 following the commencement of its commercial operations, the application of transmission technologies, such as digital compression, that increase the transmission capacity of each transponder, and the new agreement with STAR which, among other things, provides for the lease of fewer transponders and the consolidation of all its services with AsiaSat onto AsiaSat 3S and ended the exclusivity arrangement with STAR that was in effect under the prior contract. See "Information on the Company - Services and Customers."

         OPERATING EXPENSES

         The components of operating expenses are cost of services, depreciation and amortization, and selling, general and administrative expenses. Staff costs (and associated travel expenses) and office rental expenses are allocated by the Company between cost of services and selling, general and administrative expenses depending on the function of such staff and use of the office space. The cost of services category of operating expenses includes all operating expenses incurred for engineering and the operation of the Company's satellites, including the proportionate amount of office rental expense for the office space used by the Company's engineers and the operations department. All staff, travel and office space expenses not included in cost of services are allocated to selling, general and administrative expenses. Operating expenses in 2001 increased 1.1% to HK$310.9 million (US$39.9 million) from HK$307.4 million in 2000, which in turn decreased 19.9% from HK$383.7 million in 1999. The decrease in 2000 was largely due to a reduction in the provision for doubtful debts from HK$38 million in 1999 to HK$4 million in 2000, coupled with the recovery of approximately HK$10 million of bad debts provided for in previous years. AsiaSat 1 was fully depreciated by May 1999. The increase in 2001 was largely due to depreciation and amortization of goodwill and impairment loss in respect of investments in associates.

         COST OF SERVICES. Significant components of cost of services include in-orbit insurance, maintenance cost of transponders sold, staff costs, satellite operations, office rental expenses and business travel expenses.

         Cost of services in 2001 decreased 5.2% to HK$73.4 million (US$9.4 million) from HK$77.4 million in 2000, which in turn decreased 15.1% from HK$91.2 million in 1999. The decrease in 2000 was primarily attributable to the lower in-orbit insurance costs with respect to AsiaSat 3S due to the bundling of five year in-orbit insurance with launch insurance. The decrease in 2001 was due to the management adoption of a more cost efficient policy.

         DEPRECIATION AND AMORTIZATION. Depreciation and amortization expenses in 2001 decreased 1.0% to HK$166.7 million (US$21.4 million) from HK$168.4 million in 2000, which in turn decreased 13.6% from HK$194.8 million in 1999. The decrease in depreciation and amortization expenses in both 2000 and 2001 was attributable to the fact that the depreciation charge of AsiaSat 3S is less than the depreciation charge of AsiaSat 1, which was fully depreciated by May 1999.

         SELLING, GENERAL AND ADMINISTRATIVE. Significant components of selling, general and administrative expenses include staff costs, office rental expenses, provision for bad and doubtful debts, marketing and promotion expenses, business travel expenses and dual listing expenses.

         Selling, general and administrative expenses in 2001 increased 15.3% to HK$70.9 million (US$9.1 million) from HK$61.5 million, which in turn decreased 37.1% from HK$97.7 million in 1999. The decrease in selling, general and administrative expenses in 2000 was largely attributable to the smaller amount of provision for doubtful debts and recovery of HK$10 million of doubtful debts previously provided for. The increases in selling, general and administrative expenses in 2001 were largely attributable to the amortization of goodwill and impairment loss in respect of investments in associates.

         OPERATING INCOME

         As a result of the foregoing, operating income in 2001 decreased 5.3% to HK$658.6 million (US$84.4 million) from HK$695.5 million in 2000, which in turn increased 64.3% from HK$423.2 million in 1999. Operating income as a percentage of revenues deceased in 2001 to 67.9% from 69.4%, which in turn increased from 52.5% in 1999.

         OTHER INCOME (EXPENSES)

         AMORTIZATION OF GAIN ON SALE AND LEASEBACK. Amortization of the gain on sale and leaseback in 1999 was HK$11.7 million. There was no amortization of the gain in 2000 and 2001. The gain on sale and leaseback, which was amortized on a straight line basis over a period of nine years from June 1, 1990, resulted from the sale and leaseback in 1990 of AsiaSat 1 and certain related tracking facilities pursuant to an agreement between AsiaSat and the Limited Partnership. The sale and leaseback also resulted in an increase in the Company's depreciation expense. In 1991, the limited partners in the Limited Partnership exercised their put option in favor of AsiaSat and as a result AsiaSat acquired control of the Limited Partnership. Accordingly, AsiaSat 1 and its related tracking facilities were classified as owned fixed assets in the Company's Consolidated Balance Sheet for 1991 through 1997. In May 1997, the Company sold 99% of its equity interest in the Limited Partnership to a third party purchaser. The gain on the original sale and leaseback of AsiaSat 1 in 1990 continued to be amortized on a straight line basis until 1999. See Note 4 of Notes to the Consolidated Financial Statements.

         INTEREST INCOME. Interest income in 2001 decreased 82.8% to HK$6.7 million (US$0.9 million) from HK$39.0 million in 2000, which decreased 22.3% from HK$50.2 million in 1999. The decrease in interest income in 2000 is primarily due to the decreased amount of funds available to earn interest due to loans being fully repaid at the end of August 2000. The decrease in interest income in 2001 is primarily due to the decreased amount of funds available to earn interest due to the payments of capital expenditure for AsiaSat 4.

         INTEREST EXPENSE. There was no interest expense in 2001 due to there being no outstanding loan balances during the year. Interest expense in 2000 decreased 50.5% to HK$37.1 million (US$4.8 million) from HK$74.9 million in 1999. The decrease in interest expense in 2000 was primarily due to early repayment of outstanding loan balances at the end of August 2000. See "-- Liquidity and Capital Resources -- Sources of Financing."

         MAINTENANCE AND OTHER SERVICE INCOME FROM AFFILIATES. Income from affiliates in 2000 and 2001 was HK$31.9 million and HK$28.7 million (US$3.7 million), respectively. The income from affiliates in 2000 and 2001 primarily consisted of income from providing a Gen II platform and other support to SpeedCast.

         OTHER INCOME (EXPENSES). Net other income in 2001 was HK$0.5 million (US$0.1 million) compared to net other expenses of HK$8.2 million and HK$4.7 million in 2000 and 1999, respectively. Net other expenses in 1999 and 2000 primarily consisted of financing related costs and net other income in 2001 primarily consisted of miscellaneous income.

         INCOME BEFORE TAXES

         Income before taxes in 2001 decreased 3.6% HK$674.9 million (US$86.5 million) from HK$700.1 million in 2000, which in turn increased 72.7% from HK$405.4 million in 1999.

         INCOME TAX

         Income tax in 2001 decreased 11.6% to HK$70.6 million (US$9.0 million) from HK$79.9 million in 2000, which in turn increased 55.2% from HK$51.5 million in 1999. The increase in income tax in 2000 resulted primarily from higher earnings. The decrease in income tax in 2001 resulted primarily from lower earnings. See Note 12 of Notes to the Consolidated Financial Statements.

         NET INCOME

         Net income in 2001 decreased 2.3% to HK$563.0 million (US$72.2 million) from HK$576.3 million in 2000, which increased 63.0% from HK$353.6 million in 1999.

         LIQUIDITY AND CAPITAL RESOURCES

         SOURCES OF FINANCING

         The Company's principal use of capital in the last three years has been capital expenditures related to the construction and launch of AsiaSat's satellites, AsiaSat 3, AsiaSat 3S and AsiaSat 4. The Company's principal use of capital in 2001 was for capital expenditures related to the construction of AsiaSat 4 and the lease of the Tai Po Site. Net property, plant and equipment increased by HK$966.0 million in the last three years to HK$2,942.3 million (US$377.2 million) as of December 31, 2001. This increase has been financed through a combination of equity and bank financing and cash flow from operations.

         On July 5, 1996, AsiaSat entered into an agreement with a syndicate of banks to provide a secured term loan US Dollar credit facility (the "Credit Facility") under which AsiaSat was permitted to borrow up to a maximum aggregate principal amount of US$250.0 million (HK$1,950.0 million). Drawdowns under the Credit Facility were permitted until January 5, 2000. In August 2000, the Company repaid the outstanding loan balance under the Credit Facility in the amount of US$82.6 million (HK$644.2 million).

         On November 24, 2000, the Company and AsiaSat entered into an agreement with a syndicate of banks to provide a secured term loan US Dollar credit facility of US$250.0 million (the "Loan Facility") with AsiaSat as borrower and the Company as guarantor. The Loan Facility is divided into two tranches, Tranche A for US$100.0 million and Tranche B for US$150.0 million. The Loan Facility together with cash flows from operations will be used to finance the construction, insurance and launch costs of AsiaSat 4, to finance working capital and other capital expenditure requirements of AsiaSat, to fund financing costs and, if any balance remains, to finance future satellite construction. As of December 31, 2001, there were no outstanding borrowings under the Loan Facility. The Company expects to make its first drawdown on the Loan Facility in the fourth quarter of 2002.

         INTEREST AND REPAYMENT AND PREPAYMENT. The Loan Facility provides that
(i) borrowings shall bear interest at a rate based on the London Interbank Offered Rate plus a margin determined with reference to certain financial ratios achieved by AsiaSat, (ii) the Loan Facility will have a term of five years and be repaid in five equal semi-annual repayments of principal together with accrued interest commencing on November 24, 2003 and (iii) subject to certain conditions, AsiaSat can, without premium or penalty, prepay all or part of its borrowings under the Loan Facility. The Loan Facility provides that AsiaSat must use a certain percentage of any Excess Cash Flow (as defined in the Loan Facility) for the purpose of debt servicing under the Loan Facility, paying costs in connection with the construction, launch and insurance of AsiaSat 4 or any replacement satellite, if any, and fulfilling certain capital requirements.

         SECURITY. The Loan Facility is secured by AsiaSat's assets, including its existing and future satellites, payments received in respect of transponder utilization agreements on present and future satellites, assignments of construction and launch contracts, TT&C contracts relating to the Company's satellites and certain insurance claim proceeds. The Loan Facility is also secured by way of a charge on the goodwill of AsiaSat, any intellectual property rights held by AsiaSat, any uncalled capital of AsiaSat, all amounts due to AsiaSat from any bank or financial institution and all securities owned by AsiaSat. The Company entered into the Loan Facility as guarantor of AsiaSat.

         COVENANTS. The Loan Facility includes covenants customary for agreements of this type, including restrictions on AsiaSat's ability to incur indebtedness, certain restrictions on the Company's ability to pay dividends, restrictions on affiliated transactions, certain financial covenants, covenants with respect to compliance with laws, maintenance of licenses and permits required for AsiaSat's business and a requirement that all future transponder utilization agreements be entered into on an arms-length basis.

         BORROWINGS. The Loan Facility provides that AsiaSat may not incur any indebtedness other than (i) certain unsecured subordinated debt, (ii) non-recourse debt used to finance the purchase of an additional satellite other than AsiaSat 1, AsiaSat 2, AsiaSat 3S and in certain circumstances, AsiaSat 4,
(iii) certain indebtedness in connection with the leveraged lease of a satellite or transponders, (iv) certain indebtedness on arms-length terms with Shareholders that is subordinate to amounts owed under the Loan Facility and (v) currency or interest rate swaps or other hedging transactions entered into for the purpose of prudent financial management.

         RESTRICTED DISTRIBUTIONS. The Loan Facility provides that the Company may make aggregate annual dividend payments in an amount not exceeding 20% of EBITDA for the relevant financial year or, if lower, 25% of the net profit for the relevant financial year. The Company may not declare any dividend or distribution at any time if an Event of Default (as defined in the Loan Facility) has occurred and is continuing.

         FINANCIAL COVENANTS. The Loan Facility provides that certain earnings and cash flow ratios of AsiaSat must be measured over various periods during the term of the Loan Facility. AsiaSat undertakes to ensure that (i) it maintains its aggregate Consolidated Tangible Net Worth (as defined in the Loan Facility),
(ii) the aggregate of secured and unsecured indebtedness and secured and unsecured contingent indebtedness of AsiaSat and its subsidiaries shall not exceed 150% of the Consolidated Tangible Net Worth, (iii) the aggregate outstanding principal, capital or nominal amount of indebtedness for borrowed money shall not exceed 100% of the Consolidated Tangible Net Worth, and (iv) its ratio between the consolidated profit of itself and its subsidiaries shall be at least 3.0:1.0.

         EVENTS OF DEFAULT. The Loan Facility includes customary events of default including nonpayment of amounts due under the Loan Facility, breach of obligations under the Loan Facility, a breach in the Financial Ratio (as defined in the Loan Facility), a transfer or disposal of a substantial part of AsiaSat's business or assets, the Company or any of its subsidiaries being wound up, AsiaSat being in breach of any of its undertakings with regard to the insurance obligations in the Loan Facility, default under certain other indebtedness for an amount exceeding US$15.0 million (HK$117.0 million) in aggregate and a Change of Control (as defined in a Loan Facility) of the Company.

         BLOCKED ACCOUNT/WITHDRAWAL CONDITIONS. Under the Loan Facility, insurance proceeds obtained as a result of Total or Material Partial Loss (as defined in the Loan Facility) of certain

AsiaSat satellites must be deposited in a designated account. Withdrawal of deposited amounts in such accounts may only occur in accordance with provisions contained in the Loan Facility.

         The satellite business is highly capital intensive. As of December 31, 2001, the Company had no outstanding debt and HK$2,870.1 million (US$368.0 million) of shareholders' equity. Substantial additional debt (and increased interest costs) will be incurred in connection with the construction and launch of AsiaSat 4. The Company's ability to meet its debt obligations will be dependent on a number of factors, including its cash flow from operations, its ability to secure future financing in addition to the Loan Facility, if needed, and the operational lives of the Company's satellites. See "-- Planned Capital Expenditures."

         PLANNED CAPITAL EXPENDITURES

         The Company's principal need for capital in the near to medium term is for the funding of the construction and launch of AsiaSat 4. See "Information on the Company -- Satellites -- AsiaSat 4." In addition, the Company anticipates the need for additional capital to fund the construction of a facility on the Tai Po Site. See "Information on the Company - Acquisitions and Investments" and "Information on the Company - Property, Plants and Equipment - Land Facilities." The following table sets forth the Company's planned major capital expenditures for the periods indicated and is based on the assumption that plans for AsiaSat 4 proceed as presently contemplated. Actual capital expenditures may differ from the amounts indicated below.

                                                  YEAR ENDED AND AS OF DECEMBER 31,

                             2002          2003          2004           2005          TOTAL          TOTAL
                              HK$           HK$           HK$           HK$            HK$            US$
                                                             (in millions)
        AsiaSat 4(1)           844.6          -             -             -            844.6          108.3

        Other                  167.6        37.6           5.3           5.3           215.8           27.7
                           ----------    ----------    ----------     ---------    ------------    -----------

        Total                1,012.2        37.6           5.3           5.3         1,060.4          136.0
                           ==========    ==========    ==========     =========    ============    ===========

-----------------------------
     (1) The figures for AsiaSat 4 represent the Company's present estimates based on the assumption that the plan for AsiaSat 4 will proceed according to the present schedule.

         The total costs for the construction and launch of AsiaSat 4, including launch insurance, ground facilities, related expenses and capitalized interest, is estimated to be approximately US$265.0 million (HK$2,067.0 million). The Company has selected Boeing as the manufacturer of AsiaSat 4 and has entered into a definitive contract for the construction of AsiaSat 4. The Company may incur additional costs due to cost overruns, delays or other unanticipated expenses. If additional costs are incurred in connection with the construction and deployment of AsiaSat 4, the Company may need to obtain additional financing. The Company plans to finance AsiaSat 4 through internally generated funds and borrowings. See "-- Liquidity and Capital Resources -- Sources of Financing." There can be no assurance that any required additional financing, if any, for AsiaSat 4 or an additional land facility will be available or that, if available, it will be available on terms satisfactory to the Company.

         The total costs for the construction of the Tai Po Site is estimated to be approximately US$27.5 million (HK$214.8 million).

         In addition to the above capital commitment, AsiaSat leases its premises under non-cancelable operating leases. Future minimum lease payments at December 31, 2001 were HK$2,120,000, payable in 2002 and HK$1,501,000, payable in 2003.

         CASH FLOWS

         The Company has generally financed its short-term working capital requirements from cash provided by operations and borrowings. The Company had cash and cash equivalents of HK$789.4 million, HK$109 million and HK$136.4 million (US$17.5 million) as of December 31, 1999, 2000 and 2001, respectively. Net cash provided by operating activities was HK$604.5 million, HK$731.2 million and HK$719.8 million (US$92.3 million) in 1999, 2000 and 2001, respectively. In 1999, the decreasing level of net cash provided by operating activities resulted primarily from decreases in revenues and lease rental received. In 2000, the increasing level of net cash provided by operating activities resulted primarily from increases in revenues and decreases in expenses. See " -- Introduction." In 2001, the decreasing level of net cash provided by operating activities resulted from increase in tax payments.

         EBITDA was HK$617.9 million, HK$863.9 million and HK$825.2 (US$105.8 million) in 1999, 2000 and 2001, respectively. EBITDA represents earnings before interest income, interest expense, amortization of gain on sale and leaseback, other income (expense), income taxes, depreciation and amortization, as computed under Hong Kong GAAP. EBITDA is commonly used in the communications industry to analyze companies on the basis of operating performance, leverage and liquidity. EBITDA is not intended to represent net cash provided by operating activities, which includes the items represented by EBITDA (other than interest income, interest expense and other income (expense)) and, in addition, includes changes in certain assets and liabilities. Significant components of changes in certain assets and liabilities include customer deposits, prepaid expenses, accounts payable and accrued expenses and accounts receivable. The Company is required under the Loan Facility to make certain debt service payments and, therefore, it should not be assumed that EBITDA is available for dividends, reinvestment or other discretionary uses.

         Net cash provided by (used in) investing activities was HK$647.5 million, HK$(463.3) million and HK$(614.3) million (US$(78.8) million) in 1999, 2000 and 2001, respectively. Expenditures on the construction and launch of AsiaSat 3, AsiaSat 3S and AsiaSat 4, as applicable, were HK$425.1 million, HK$461.2 million and HK$569.3 million (US$73.0 million) in 1999, 2000 and 2001, respectively. Expenditures on other property and equipment were HK$3.8 million, HK$2.2 million and HK$29.9 million (US$3.8 million) in 1999, 2000 and 2001, respectively.

         Net cash provided by (used in) financing activities was HK$(789.3) million, HK$(948.3) million and HK$(78.1) million (US$(10.0) million) in 1999, 2000 and 2001, respectively. In 1999 and 2000, cash used in financing activities consisted primarily of loan repayments and dividend payments. In 2001, net cash used in financing activities primarily consisted of dividend payments.

         The Company has sufficient capital to cover its planned capital expenditures and other operating needs. See "-- Planned Capital Expenditures." The Company had working capital credit (current assets minus current liabilities) of HK$144.2 million, a working capital deficit (current liabilities minus current assets) of HK$70.3 million and a working capital credit of HK$86.8 million (US$11.1 million) as of December 31, 1999, 2000 and 2001, respectively.

EXCHANGE RATES

         During the past three years all of the Company's revenues, premiums for satellite insurance coverage and debt service and substantially all capital expenditures were denominated in US Dollars. The Company's remaining expenses were primarily denominated in HK Dollars during these periods. As of December 31, 2001, almost all of AsiaSat's transponder utilization agreements, transponder purchase agreements, borrowings and obligations to construct and launch satellites and to purchase telemetry, tracking and control equipment were denominated in US Dollars.

INFLATION

         Inflation has not materially affected the Company's operations during the past three years.

TAXATION

         Since commencement of operations through December 31, 1995, the Company has not incurred liability for Hong Kong profits tax and has accrued tax losses. From July 1, 1996, the profits of the Limited Partnership, in which the Company holds a 1% interest through a wholly owned subsidiary, were fully taxable in Hong Kong without benefit of the Company's tax loss carryforwards. Accordingly, the Company had accrued a current tax liability of HK$8.5 million as of December 31, 1996. In 1997, the Company disposed of its 99% interest in the Limited Partnership with the result that the Company will bear 1% of the future tax liability of the Limited Partnership. Subject to offset by tax losses brought forward, that portion of the Company's future profits which are deemed to be Hong Kong sourced is potentially subject to Hong Kong profits tax. The amortization of the deferred gain on sale and leaseback, 50% of profits attributable to AsiaSat 2 and offshore interest income, which includes interest earned on the deposit held to match the loan to the Limited Partnership (see
Note 12 of Notes to the Consolidated Financial Statements), are not subject to Hong Kong profits tax. Hong Kong profits tax is currently charged at the rate of 16% per annum.

         Pursuant to a change, effective from April 1, 2001 in Indian tax regulations, the Company may be subject to Indian income tax on revenues received by the Company in respect of income from provision of satellite transponder capacity to the Company's customers for purposes of those customers carrying on business in India or earning income from any source in India. The methodology for calculation of the income taxable in India, and the additional tax expense that may be incurred by the Company, is not yet clear. Since it is not possible to estimate the amount payable by the Company, no provision has been accrued for potential Indian income tax in the Company's accounts.

         In addition, the Indian tax authorities have taken the position that the Company is liable for income tax under the Indian tax regulations as in force prior to April 1, 2001. In accordance with this position, the Indian tax authorities have made assessments against the Company (including interest as of March 21, 2001) totaling approximately HK$21 million (US$2.7 million) for the assessment year 1997-1998, and approximately HK$23 million (US$2.9 million) for the assessment year 1998-1999. No assessment has yet been made for the 1999-2000, 2000-2001 or 2001-2002 assessment years.

         The Indian tax authorities have initiated tax recovery measures against the Company. The Company has filed appeals for both assessment years 1997-1998 and 1998-1999. In order to obtain stay of the recovery measures, the Company has paid a part of the tax demands for both years. The amounts paid will be refundable if the Company is found in appeal to not be liable for the tax. Although there is no certainty of the outcome of the appeals, based upon advice from its professional advisors, the Company does not believe that it is liable for the taxes assessed by the Indian tax authorities for the pre-April 1, 2001 period. Accordingly, no provision has been accrued for in the Company's accounts.

         Should AsiaSat be unsuccessful in its assertion that it has no liability in respect of these earlier years, the related obligation would need to be recorded thereby reducing its net income.

U.S. GAAP RECONCILIATION

         The Company's financial statements are prepared in accordance with Hong Kong GAAP, which differs in certain material respects from U.S. GAAP. The following table sets forth a comparison of the Company's net income and shareholders' equity in accordance with Hong Kong GAAP and U.S. GAAP.

                                                   1999            2000           2001            2001
                                                    HK$             HK$            HK$             US$
                                                                      (in millions)
Net income in accordance with:
  Hong Kong GAAP........................            353.6           576.3           563.0           72.2

  U.S. GAAP.............................            368.4           568.1           562.5           72.1

Shareholders' equity in accordance with:

  Hong Kong GAAP........................          1,829.0         2,385.2         2,870.1          368.0

  U.S. GAAP.............................          1,974.4         2,467.8         2,952.2          378.5

         Note 17 of the Notes to the Company's Consolidated Financial Statements provides a description of the principal differences between Hong Kong GAAP and U.S. GAAP as they relate to the Company and a reconciliation to U.S. GAAP of certain items, including net income and shareholders' equity. Differences between Hong Kong GAAP and U.S. GAAP that have a material effect on the Company's net income and shareholders' equity as reported under Hong Kong GAAP relate to capitalization of interest and deferred taxation.

         Under Hong Kong GAAP, interest on bank loans, including the related costs of obtaining the loans to finance the construction of satellites is capitalized during the period of construction. Under U.S. GAAP, interest capitalized is computed by applying an average borrowing rate to the total amount of qualifying assets under construction, not to exceed total interest costs incurred.


         Under U.S. GAAP, the deferred gain on sale and leaseback would be eliminated on consolidation resulting in decreases in depreciation and amortization expense and increases in other income of HK$11.7 million in 1999.

         CRITICAL ACCOUNTING POLICIES

         Revenue from transponder utilization agreements is recognized on a straight line basis over the period of the agreements. The excess of lease rental revenue recognized on a straight line basis over lease rentals received and receivable from customers in accordance with the contract terms is shown as unbilled lease rental receivable. Revenue from the sale of transponder capacity under transponder purchase agreements is recognised on a straight-line basis from the date of delivery of the transponder capacity until the end of the design life of the satellite. Should a customer terminate their transponder utilization agreement before the end of the term of the agreement, the Company will have to record a bad debt as a consequence of having had to recognize the income in advance of the contractual payment being due.

         Pursuant to a change effective from April 1, 2001 in Indian tax regulations, AsiaSat may be subject to an Indian income tax on revenues received by AsiaSat in respect of income from provision of satellite transponder capacity to AsiaSat's customers for purposes of those customers carrying on business in India or earning income from any source in India. See "--Taxation" The methodology for calculation of the income taxable in India and the additional tax expense that may be incurred by AsiaSat is not yet clear. Since it is not possible to estimate the amount payable by AsiaSat, no provision has been recognised in these financial statements.

         NEW ACCOUNTING STANDARDS

         Starting from January 1, 2001, the Company has adopted the Financial and Accounting Standard Board's ("FASB") SFAS No. 133, "ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES", which requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The adoption of SFAS No. 133 did not have a significant effect on the consolidated financial statements of the Company upon the adoption of SFAS No. 133.

         In June 2001, FASB issued SFAS No. 141, "BUSINESS COMBINATIONS", and SFAS No. 142, "GOODWILL AND OTHER INTANGIBLE Assets". These statements establish accounting and reporting for business combinations. SFAS No. 141 requires that, among other things, all business combinations entered into subsequent to June 30, 2001, be accounted for using the purchase method of accounting. SFAS No. 142 provides that goodwill and other intangible assets with indefinite lives not be amortized, but will be tested for impairment on an annual basis. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. The Company adopted SFAS No. 141 during the year ended December 31, 2001 and it did not impact the Company's financial statements. The Company has adopted SFAS No. 142 on January 1, 2002. Management is assessing, but has not yet determined, the impact that SFAS No. 142 will have on its financial position and results of operations.

         In August 2001, the FASB issued SFAS No. 143, "ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS". This statement addresses the diverse accounting practices for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company will be required to adopt this standard on January 1, 2003. Management is assessing, but has not yet determined, the impact that SFAS No. 143 will have, if any, on its financial position and results of operations.

         The FASB also recently issued SFAS No. 144, "ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS", that is applicable to financial statements issued for fiscal years beginning after December 15, 2001. The FASB's new rules on asset impairment supersede SFAS No. 121, "ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF", and portions of APB Opinion No. 30, "REPORTING THE RESULTS FOR OPERATIONS". The statement requires a single accounting model for long-lived assets to be disposed of and significantly changes the criteria that would have to be met to classify an asset as held-for-sale. Classification as held-for-sale is an important distinction since such assets are not depreciated and are stated at the lower of fair value and carrying amount. The statement also requires expected future operating losses from discontinued operations to be recorded in the periods in which the losses are incurred, rather than as of the measurement date as previously required. Management is assessing, but has not yet determined, the impact that SFAS No. 144 will have, if any, on its financial position and results of operations.

         RESEARCH AND DEVELOPMENT

         The Company does not incur any significant material research expenditures.

         TREND INFORMATION AND PROSPECTS

         Due to the nature of the Company's business with long-term commitments being made for the purchase of satellites and long-term contracts entered into by AsiaSat's customers, there are no immediate changes from one period to the next which impact AsiaSat's business. See "Information on the Company - Business Overview."

         Due to the global and regional slow down of the economy, the Company does not expect to achieve any significant growth, or even to maintain the same level of results as in 2001, unless clear signs of economic improvement appear. However, the Company has a strong existing customer base and some 80% of the Company's 2001 revenue is already contracted for 2002. Furthermore, the Company has an expanding satellite fleet and an outstanding technical and customer service team. Thus, operationally, the year 2002 will be a year of consolidation and intense customer focus to maintain and expand existing businesses where possible and to concentrate on identifying new opportunities for growth. The Company will continue to investigate strategic opportunities that would support and enhance the Company's core satellite business in order to position itself to capitalize upon the economic recovery of the Asian region.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

                         DIRECTORS AND SENIOR MANAGEMENT

         The directors of the Company as of May 31, 2002 are set forth below.

                                                                       DATE FIRST ELECTED OR
                                                                       APPOINTED DIRECTOR OF
          NAME                 AGE            POSITION                 ASIASAT (OR THE COMPANY)         TERM OF OFFICE
-------------------------    -------    ------------------------     ---------------------------    ----------------------
Romain Bausch (2)            48         Chairman of the Board        January 15, 1999               May 18, 2004
                                        and Director

Zengxin Mi (1)               51         Deputy Chairman and          February 28, 2001              May 18, 2004
                                        Director

Robert Bednarek (2)          44         Director                     March 14, 2002                 May 17, 2005

Professor Edward Chen,       57         Director                     May 10, 1996                   May 19, 2003
C.B.E., J.P. (3)

Yu Cheng Ding (1)            36         Director                     January 15, 1999               May 18, 2004

Robert Fullerton (3)         70         Director                     May 10, 1996                   May 17, 2005

Peter Jackson                53         Director                     May 10, 1996                   May 19, 2003

Weimin Ju (1)                39         Director                     October 12, 1998               May 18, 2004

Tong Zhou Li (1)             62         Director                     December 5, 1989               May 19, 2003

Jurgen Schulte (2)           58         Director                     January 15, 1999               May 17, 2005

Vernon Smith (2)             41         Director                     June 15, 2000                  May 18, 2004

Robert Sze (3)               61         Director                     May 10, 1996                   May 17, 2005

William Wade                 45         Director                     May 10, 1996                   May 19, 2003

-----------------------------
(1)  Appointed by CITIC.
(2)  Appointed by SES.
(3)  Independent.

The executive officers of the Company as of May 31, 2001 are set forth below.

                                                                        DATE FIRST ELECTED OR
                                                                        APPOINTED OFFICER OF
          NAME                 AGE            POSITION                  ASIASAT (OR THE COMPANY)         TERM OF OFFICE
-------------------------    -------    ------------------------     ---------------------------    ----------------------
Peter Jackson                53         Chief Executive Officer      July 1, 1993                   Indefinite

William Wade                 45         Deputy Chief Executive       April 15, 1994                 Indefinite
                                        Officer

Liqun Chen                   51         General Manager, China       April 14, 1989                 Indefinite

Ya Hui Chiu                  52         General Manager,             February 13, 1989              Indefinite
                                        Operation

Sabrina Cubbon               40         General Manager,             December 1, 1993               Indefinite
                                        Marketing

Denis Lau                    62         Secretary and General        July 1, 1988                   Indefinite
                                        Manager, Finance and
                                        Administration

Barry Turner                 55         General Manager,             May 1, 1998                    Indefinite
                                        Engineering

-----------------------------

         The Board of Directors of the Company currently consists of 13 members. Action can be taken by a majority of directors present at a meeting at which a quorum is present. Attendance by six directors, or such other number as determined by the directors from time to time, constitutes a quorum. The Bye-Laws of the Company provide that any director may call a board meeting. The directors of the Company all hold office until the next annual meeting of shareholders and until their successors are elected and have qualified.

         ROMAIN BAUSCH is the Chairman of the Board and a Non-Executive Director of the Company. He is the President and CEO of SES Global S.A. He started his career in the Luxembourg civil service. After subsequent promotions, he became General Administrator of the Ministry of Finance. He occupied key positions in the banking and media sectors and spent a five-year term as a Director and Vice Chairman of SES. He graduated with a Master of Arts degree in economics (specialization in business administration) from the University of Nancy (France).

         ZENGXIN MI is Deputy Chairman of the Board and a Non-Executive Director of the Company. He is an Executive Director and Vice President of China International Trust and Investment Corporation

("CITIC"). Prior to his appointment to the present position, he was the Chief Executive Officer of Citisteel USA Inc. in the United States from 1992 to 1997. He joined CITIC in 1985 and holds a Master of Science degree.

         ROBERT BEDNAREK is a Non-Executive Director of the Company. He is an Executive Vice President Corporate Development and a member of the Executive Committee of SES Global S.A. Prior to joining SES, he was the Executive Vice-President and Chief Technology Officer of PanAmSat. He graduated with a Bachelor of Science degree in Electronic Engineering from the University of Florida.

         PROFESSOR EDWARD CHEN, C.B.E., J.P., is an Independent Non-Executive Director of the Company. Professor Chen was educated at Hong Kong University (Bachelor of Arts, Master of Social Science) and Oxford University (Doctor of Philosophy) and is currently President of Lingnan University in Hong Kong. He was a member of the Executive Council of Hong Kong, 1992-1997, and Chairman of the Consumer Council, 1991-1997. He is now Chairman of the Press Council, a Director of the First Pacific Company (Hong Kong) and a Trustee of Eaton Vance Management Funds (Boston).

         YU CHENG DING is a Non-Executive Director of the Company. He is the Deputy Chief Economist of CITIC Securities Company Limited which engages in securities and investment banking business. CITIC Securities Company Limited is a wholly-owned subsidiary of CITIC. He holds a Master of Business Administration degree from the University of Pittsburgh.

         ROBERT FULLERTON is an Independent Non-Executive Director of the Company. He was the Chairman and Chief Executive Officer of Canadian Imperial Bank of Commerce until his retirement in 1992 and is now a member of its board of directors. He is director of a number of Canadian and multinational companies and medical, cultural and educational entities.

         WEIMIN JU is a Non-Executive Director of the Company. He is the Chief Accountant of CITIC, Director of CITIC Ka Wah Bank Limited, a licensed bank in Hong Kong and a Director of Shortridge Limited which engages in investment, trading and joint ventures in China and Hong Kong. Shortridge Limited is a wholly-owned subsidiary of CITIC.

         TONG ZHOU LI is a Non-Executive Director of the Company. Mr. Li is the Chief of the Planning Department of CITIC and the President of Macau Cement Manufacturing Company Limited.

         JURGEN SCHULTE is a Non-Executive Director of the Company. He is the Chief Financial Officer of SES Global S.A. He joined SES in 1991 in that position having worked previously for General Electric (USA) in various financial management positions in both the United States and Europe. He graduated with a degree in Business Administration from the University of Munster (Germany).

         VERNON SMITH is a Non-Executive Director of the Company. He is the Vice President, Services Development of SES Global S.A. He joined SES in 1998 after founding Prism Media Consultants, LLC and holding development positions with DirecTV International. He graduated with a Master of Science degree in Aeronautics and Astronautics from the University of Washington and a Master of Business Administration degree from the Wharton School at the University of Pennsylvania.

         ROBERT SZE is an Independent Non-Executive Director of the Company. He is a fellow of the Institute of Chartered Accountants in England and Wales and the Hong Kong Society of Accountants and was a partner in an international firm of accountants with which he practiced for over 20 years. He is a non-executive director of a number of Hong Kong listed companies. He is also a member of the Shanghai Committee of the Chinese People's Political Consultative Conference.

         PETER JACKSON is an Executive Director and Chief Executive Officer of the Company. He has over 23 years experience in the telecommunications field. Prior to his appointment as the Chief Executive Officer in 1996, he had been employed by Cable & Wireless plc where he held several engineering, marketing and management positions and was responsible for several satellite telecommunications ventures.

         WILLIAM WADE is an Executive Director and Deputy Chief Executive Officer of the Company. He has over 17 years experience in the satellite and cable television industry. He speaks Mandarin Chinese and holds a Bachelor of Arts (Honors) degree in Communications from the University of Utah and a Masters of International Management from Thunderbird (the American Graduate School of International Management).

         LIQUN CHEN is General Manager, China, of AsiaSat, in which capacity he is responsible for marketing transponder capacity and managing customer relations in the China market. Mr. Chen had been on secondment to AsiaSat from his employer, CITIC, since 1989 and became a permanent employee of AsiaSat in January 1997. Mr. Chen graduated with a Master degree in Business Administration from the University of Leuven in Belgium and a Bachelor of Science degree in Electronics and Industrial Automation from Qinghua University, China. Prior to being seconded to the Company, Mr. Chen worked for CITIC.

         DR. YA HUI CHIU is General Manager, Operations, of AsiaSat, in which capacity he is responsible for maintaining and operating the Company's satellites. Dr. Chiu has 19 years experience in telecommunications engineering and operations, with the last 15 years being in the satellite communications area. Dr. Chiu received his Bachelor of Science degree from National Taiwan University and his M. Phil and Ph.D. degrees from Yale University, all in Physics.

         SABRINA CUBBON is General Manager, Marketing, of AsiaSat, in which capacity she is responsible for sales and marketing, business development, corporate affairs and market research. Mrs. Cubbon has over 16 years of marketing experience in the telecommunications industry. Prior to joining AsiaSat in August 1992, Mrs. Cubbon was employed by Case Communications, a Hong Kong company, between 1987 and 1992 as Regional Manager Asia-Pacific responsible for the sales and marketing activities to multinational clients. Mrs. Cubbon graduated from the University of Manchester, United Kingdom with a Masters degree in Electronic and Electrical Engineering, with a specialization in cryptography.

         DENIS LAU is General Manager, Finance and Administration and the Secretary of the Company. Mr. Lau joined Hong Kong Telecom (now known as PCCW) in 1974 and held a number of senior positions, including the Assistant Group Chief Accountant, before being seconded to AsiaSat in 1988. He became a permanent employee of AsiaSat in September 1996. Mr. Lau is a qualified accountant and secretary by profession and has over 32 years experience in the fields of accounting and finance. Mr. Lau holds a Diploma in Management Executive Development from the Chinese University of Hong Kong, a Fellowship of The Association of Chartered Certified Accountants in the United Kingdom and the Hong Kong Society of Accountants and an Associateship of The Chartered Institute of Secretaries and Administrators in the United Kingdom. Prior to joining Hongkong Telecom, Mr. Lau worked for Esso, Union Carbide and Shaw Brothers.

         BARRY TURNER is General Manager, Engineering for AsiaSat. Mr. Turner joined AsiaSat in 1997 as Deputy General Manager of Engineering and was appointed to his present position in May 1998. Mr. Turner has 27 years of experience in the satellite communications industry and has held senior and executive management positions in Engineering and in Sales and Marketing at Telesat Canada and in Strategic Planning at TMI Communications Inc. Mr. Turner holds a Bachelor's degree in Electrical Engineering from the Technical University of Nova Scotia, Canada, and a Masters degree in Business Administration from the University of Ottawa, Canada.

         There is no family relationship between any director or executive officer and any other director or executive officer of the Company.

                                  COMPENSATION

         The aggregate compensation paid by AsiaSat to all directors and officers of the Company for 2000 and 2001 was approximately HK$25.0 million (US$3.2 million) and HK$20.0 million (US$2.6 million), respectively.

         CERTAIN SERVICE AGREEMENTS

         PETER JACKSON. Mr. Jackson was seconded to the Company by Cable & Wireless plc prior to June 1996, when he entered into a service agreement (the "Jackson Service Agreement") with the Company pursuant to which he became its Chief Executive Officer.

         The Jackson Service Agreement was for an initial fixed term of three years. Following the initial fixed term, the Jackson Service Agreement may be terminated by either party giving not less than 12 months' notice. Mr. Jackson currently is entitled to a gross annual salary of HK$2.6 million per annum, together with a housing allowance including utilities of up to HK$1.5 million per annum, which is paid directly by the Company to the landlord. Mr. Jackson is also entitled to an additional discretionary annual bonus based upon the Company's performance. Mr. Jackson is eligible to participate in the Share Option Scheme (as defined herein). He is also entitled to participate in the Company's medical scheme and in the Company's provident fund or any other AsiaSat pension scheme.

         Under the terms of the Jackson Service Agreement, Mr. Jackson is restricted for a period of 12 months after the termination of his employment with the Company from competing with the Company, attempting to deal with or solicit any of the Company's customers with whom he had dealings during the last 12 months of his employment or employing or attempting to entice away any senior employees of the Company. Mr. Jackson will not act in any capacity for Cable & Wireless plc under the terms of the Jackson Service Agreement.

         WILLIAM WADE. Mr. Wade was seconded to the Company by Hutchison Whampoa prior to June 1996, when he entered into a service agreement (the "Wade Service Agreement") with the Company pursuant to which he became its Deputy Chief Executive officer of the Company.

         The Wade Service Agreement was for an initial fixed term of two years. Following the initial fixed term, the Wade Service Agreement may be terminated by either party giving not less than six months' notice. Mr. Wade is entitled to a gross annual salary of HK$2 million per annum, together with a housing allowance including utilities of up to HK$1.1 million per annum, which is paid directly by the Company to the landlord. Mr. Wade is also entitled to an additional discretionary annual bonus based upon the Company's performance. Mr. Wade is eligible to participate in the Share Option Scheme. He is also entitled to participate in the Company's medical scheme and the Company's provident fund or any other AsiaSat pension scheme.

         Under the terms of Mr. Wade's service agreement, he is restricted for a period of six months after the termination of his employment with the Company from competing with the Company, attempting to deal with or solicit any of the Company's customers with whom he had dealings during the last six months of his employment or employing or attempting to entice away any senior employees of the Company. Mr. Wade will not act in any capacity for Hutchison Whampoa under the terms of the Wade Service Agreement.

                                 BOARD PRACTICES

         The Board of Directors of the Company (the "Board") is vested with the broadest powers to perform all acts in the interest of the Company. The Board may delegate any of its powers to individual directors or any other persons or committees.

         The Company has established a remuneration committee. The committee is responsible for considering and reviewing the remuneration packages of the executive directors and the emoluments of the non-executive directors prior to approval of award by the Board. The committee also reviews the remuneration packages of the employees of the Company. The committee has no executive powers. The committee shall have three members who shall be non-executive directors. The quorum for the committee shall be two. The chairman of the committee shall be an independent non-executive director and appointed by the Board. The committee currently comprises of Messrs. Robert Fullerton (Chairman), Weimin Ju and Jurgen Schulte.

         The Company has also established an audit committee. The committee is responsible for considering the interim and annual financial statements of the Company and any other major financial statements prior to approval by the Board, and for reviewing standards of internal control and financial reporting. The committee shall have no executive powers. The committee shall have five members who shall be non-executive directors and a majority of whom shall be independent non-executive directors. The quorum for the committee shall be two. The chairman of the committee shall be an independent non-executive director and appointed by the Board. The committee currently comprises of Messrs. Robert Sze (Chairman), Edward Chen, Robert Fullerton, Weimin Ju and Jurgen Schulte.

         The execution of the policies and decisions of the Board and the daily management of the Company are vested with the management that comprises of the Chief Executive Officer, the Deputy Chief Executive Officer and the General Managers in the functional areas of Engineering, Finance, Marketing and Operations, respectively. Furthermore, the Board mandates the management with the preparation and planning of overall policies and strategies of the Company as well as decisions reaching beyond the daily management, for discussion and decision by the Board. The management meets on a regular basis on daily business and reports to the Board at every board meeting.

                                    EMPLOYEES

         As of December 31, 2001, the Company had 80 full-time employees, of which seven employees were in management, 36 employees were in engineering and operations and 20 employees were in sales and marketing. The remaining 17 employees were engaged in administrative, accounting, legal and regulatory activities. The Company has 75 employees in Hong Kong and five employees in Beijing.

         The Company does not employ a significant number of temporary employees. The Company is not party to any collective bargaining agreement. The Company believes its relations with its employees are good.

                                 SHARE OWNERSHIP

         Pursuant to the Company's new share option scheme adopted on January 25, 2002 (the "Share Option Scheme"), the Board of Directors of the Company may grant options to any employees (including officers and directors) of the Company or any of its subsidiaries to subscribe for shares in the Company. The subscription price shall be such price as the Board of Directors of the Company may in its absolute discretion determine at the time of grant but the subscription price shall not be less than whichever is higher of (i) the closing price of the shares as stated in The Hong Kong Stock Exchange Limited's (the "Stock Exchange") daily quotations sheet on the date of grant; (ii) the average closing price of the shares as stated in the Stock Exchange's daily quotation sheets for the five business days immediately preceding the date of the grant; and (iii) the nominal value of a share.

         At May 31, 2002, outstanding options granted under the Share Option Scheme (including those previously granted under the old scheme) were as follows:

         Exercise Period              Option Price             Number of              Value
                                           HK$                   Shares                HK$
------------------------------------------------------------------------------------------------
Nov 26, 1999 to Nov 25, 2006              17.48                   745,500           13,031,340

Nov 26, 2000 to Nov 25, 2006              17.48                   486,500            8,504,020

Nov 26, 2001 to Nov 25, 2006              17.48                   486,500            8,524,020

Oct 1, 2002 to Sept 30, 2009              17.48                   919,000           16,064,120

Oct 1, 2003 to Sept 30, 2009              17.48                   459,500            8,032,060

Oct 1, 2004 to Sept 30, 2009              17.48                   459,500            8,032,060

         Exercise Period              Option Price             Number of              Value
                                           HK$                   Shares                HK$
------------------------------------------------------------------------------------------------
Feb 4, 2004 to Feb 3, 2012                14.35                   917,000           13,158,950

Feb 4, 2005 to Feb 3, 2012                14.35                   917,000           13,158,950

Feb 4, 2006 to Feb 3, 2012                14.35                 1,834,000           26,317,900
                                                      ---------------------    -----------------
                                                                7,224,500           14,803,420
                                                      =====================    =================

         As of May 31, 2002, Romain Bausch, the Chairman and a Non-Executive Director of the Company, held 100,000 options, exercisable from February 4, 2004 to February 3, 2012.

         As of May 31, 2002, Zengxin Mi, the Deputy Chairman and a Non-Executive Director of the Company, held 100,000 options, exercisable from February 4, 2004 to February 3, 2012.

         As of May 31, 2002, Edward Chen, an Independent Non-Executive Director of the Company, held 50,000 options, exercisable from February 4, 2004 to February 3, 2012.

         As of May 31, 2002, Yu Cheng Ding, a Non-Executive Director of the Company, held 50,000 options, exercisable from February 4, 2004 to February 3, 2012.

         As of May 31, 2002, Robert Fullerton, an Independent Non-Executive Director of the Company, held 75,000 options, exercisable from February 4, 2004 to February 3, 2012.

         As of May 31, 2002, Weimin Ju, a Non-Executive Director of the Company, held 50,000 options, exercisable from February 4, 2004 to February 3, 2012.

         As of May 31, 2002, Tong Zhou Li, a Non-Executive Director of the Company, held 50,000 options, exercisable from February 4, 2004 to February 3, 2012.

         As of May 31, 2002, Jurgen Schulte, a Non-Executive Director of the Company, held 50,000 options, exercisable from February 4, 2004 to February 3, 2012.

         As of May 31, 2002, Vernon Smith, a Non-Executive Director of the Company, held 75,000 options, exercisable from February 4, 2004 to February 3, 2012.

         As of May 31, 2002, Robert Sze, an Independent Non-Executive Director of the Company, held 75,000 options, exercisable from February 4, 2004 to February 3, 2012.

         As of May 31, 2002, Peter Jackson, an Executive Director and the Chief Executive Officer of the Company, held 915,000 options, exercisable from November 26, 1999 to February 3, 2012.

         As of May 31, 2002, William Wade, an Executive Director and the Deputy Chief Executive Officer of the Company, held 760,000 options, exercisable from November 26, 1999 to February 3, 2012.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

                               MAJOR SHAREHOLDERS

         The following table sets forth certain information regarding ownership of the Company's voting securities as of May 31, 2002 by (i) all persons who are known by the Company to be the beneficial owner of more than five percent (5%) of any class of the Company's voting securities and (ii) the total amount of any class of the Company's voting securities owned by the officers and directors of the Company as a group.

     Title of Class          Identity of Person or Group           Amount Owned           Percent of Class
-----------------------    --------------------------------    --------------------     ---------------------
Common Stock               Bowenvale Limited                           268,905,000             68.90%

Common Stock               Directors and Officers                          290,000             0.07%

         The Company is controlled by Bowenvale Limited, a limited liability company incorporated in the British Virgin Islands ("Bowenvale Limited"), which owns 68.9% of the outstanding shares of Common Stock of the Company. Until January 15, 1999, Bowenvale Limited was owned by Cable & Wireless plc, Able Star Limited, an indirect wholly owned subsidiary of CITIC, and Dontech Limited, an indirect wholly owned subsidiary of Hutchison Whampoa Limited. On January 15, 1999, Cable & Wireless plc and Hutchison Whampoa Limited sold their holdings in Bowenvale Limited to CITIC and SES. As a result of this transaction, CITIC increased its ownership of the voting share capital of Bowenvale Limited from 41.67% to 49.5% and SES acquired the remaining 49.5%. Voting rights in Bowenvale Limited are equally shared between CITIC and SES. CITIC also holds 1% of the shares of Bowenvale Limited that are non-voting. CITIC is China's leading state-owned investment corporation, with diversified holdings in banking, securities, energy, telecommunications, real estate, manufacturing, transportation and trading and extensive contact in China. SES is based in Luxembourg and is the largest private satellite service provider in the world. CITIC and SES are each referred to herein as a Shareholder and Cable & Wireless plc and Hutchison Whampoa Limited are each referred to herein as a former Shareholder.

         The Company is not aware of any arrangement which may at a subsequent date result in a change of control of the Company.

                            RELATED PARTY TRANSACTION

         Certain members of the Board of Directors of the Company also serve as directors and executive officers of the current Shareholders. These individuals include Romain Bausch, Robert Bednarek, Yu Cheng Ding, Zengxin Mi, Tong Zhou Li, Weimin Ju, Jurgen Schulte and Vernon Smith. See "Directors, Senior Management and Employees."

         The Company has entered into transactions from time to time with its current and former Shareholders, their affiliates and other connected persons (as defined in the Listing Rules of the Hong Kong Stock Exchange). It is the Company's policy that such transactions be effected on terms which the Company believes to be comparable to those available with unaffiliated parties. For so long as the Company is listed on the Hong Kong Stock Exchange, all transactions between the Company and its directors or any of their respective associates (as defined in the Listing Rules of the Hong Kong Stock Exchange) will constitute connected transactions of the Company under the Listing Rules and unless exemptions are applicable or waivers are granted, will be subject to independent shareholders' approval in a general meeting.

         AsiaSat has from time to time conducted transactions as described below with the Shareholders, their affiliates and other connected persons. Unless otherwise indicated, the following arrangements will continue to be conducted on the same basis:

         (i) Since 1996, CITIC Guoan Information Industry Company Limited ("Guoan"), a subsidiary of CITIC, has leased 7 MHz of capacity on one 72 MHz C-band transponder on AsiaSat 2. The current agreement has an initial term of three years starting from January 1, 2000 for 2 MHz of capacity. The annual utilization fee is US$120,000 (HK$0.9 million), payable semi-annually. On April 28, 2001, Guoan has leased 5 MHz of capacity on one Ku-band transponder on AsiaSat 3S. During the same year, some of the AsiaSat 2 C-band capacity leased by Guoan was switched to the Ku-band capacity on AsiaSat 3S. The current capacity lease by Guoan on the AsiaSat 3S Ku-band transponder is 9 MHz. The annual utilization fee is US$405,000 (HK$3.2 million), payable semi-annually. The transponder capacity under both agreements is used to provide domestic private network services within China. The total amount of revenue recognized by the Company during 1999, 2000 and 2001, respectively, under these agreements was approximately HK$42,727,000, HK$3,276,000 and HK$3,832,000.

         (ii) Commercial offices and the Satellite Control Center located in Causeway Bay, Hong Kong Island, are rented from PCCW pursuant to a tenancy agreement which was renewed in April 1999 for a term of three years. The yearly rental for the premises is approximately HK$4.4 million, excluding air-conditioning charges, management charges and rates. See "Information on the Company -- Property, Plants and Equipment -- Land Facilities." Cable & Wireless plc, an affiliate of PCCW, ceased to be a Shareholder on January 15, 1999.

         (iii) PCCW was engaged to install, operate and maintain telemetry, tracking and control ("TT&C") facilities of the Company. The agreement calls for the following payments:

         o TT&C installation covering a period of ten years starting from August 1, 1989. The total amount paid was approximately HK$644,000 in 1999.

         o TT&C operation and maintenance for all satellites covering the period from June 1, 1998 to May 31, 2000. The total amount paid during 1999 was approximately HK$4,335,000.

         o In 1999, Cable & Wireless plc or its related company provided management and technical services to the Company and charged the Company HK$227,000 for these services.

         (iv) The Company has granted or agreed to grant each of the Shareholders demand and piggyback registration rights, exercisable under certain circumstances and subject to certain conditions, that require the Company to register under the Securities Act Shares held by Bowenvale Limited, the Shareholders and their affiliates. Under the registration rights agreement, the Company will pay all expenses in connection with registrations made at the request of the Shareholders and the Company will pay all expenses in connection with any registration by the Shareholders incidental to a registration by the Company. The exercise by the Shareholders of their registration rights could adversely affect the market price of the Shares and the ADSs and could impair the Company's future ability to raise capital through an offering of its equity securities.

         (v) In 2001, the Company recognized rental income from leasing satellite transponder capacity and maintenance and other services income from SHL, amounting to approximately HK$19,547,000 and HK$9,116,000, respectively. The total amount of such income recognized in 2000 was HK$21,125,000 and HK$10,774,000, respectively.

         (vi) Equipment Sale and Purchase, Software License, and Service Provision Agreement, dated February 13, 2001, between AsiaSat and SES, a major shareholder of the Company, pursuant to which SES agreed to sell the equipment, license the software and provide the services to AsiaSat for the purposes of establishing an Astra-Net Platform in Hong Kong. The transaction was effected to allow rights to this platform to be contributed to SpeedCast by AsiaSat, which owns 45.3% of SHL. The total consideration payable by AsiaSat is approximately US$1.95 million (HK$15.2 million) payable in three tranches upon certain contingencies, and subject to the acceptance of the equipment by AsiaSat and the compliance by AsiaSat with the terms of the limited, non-transferable and non-exclusive software license. The consideration was negotiated on an arm's-length basis taking into account the internal evaluation of the value of the equipment, license and services offered. This amount was fully settled in 2001.

         Except for the arrangements referred to in paragraph (vi), the transactions mentioned above have been entered into in the ordinary course of business and on normal commercial terms. Such transactions, which are of a continuing nature, are expected to be continued in the future. Under the Listing Rules of the Hong Kong Stock Exchange, such transactions are considered to be "connected transactions" and would normally require full disclosure and prior independent directors' approval on each occasion they arise. As the transactions are expected to be continued in the normal course of business, the Directors of the Company consider that such disclosure and approval would be impractical. Accordingly, the Directors of the Company have requested the Hong Kong Stock Exchange to grant a waiver from these requirements. The Hong Kong Stock Exchange has indicated that a waiver would be granted on the following conditions:

         (i) details of each of the transactions in each year as required by rule 14.25(1)(A) to (D) of the Listing Rules of the Hong Kong Stock Exchange shall be disclosed in the Company's annual report and accounts for that year;

         (ii) In any financial year, the aggregate consideration payable in respect of the transactions referred to in paragraph (vii) above shall not exceed 3% of the audited book value of the net tangible assets of the Company as disclosed in the latest published audited accounts;

         (iii) the Company's independent non-executive Directors shall review annually the transactions and confirm in the Company's annual report and accounts for the year in question item (ii) above has been complied with and that:

         (a) the transactions have been entered into by the Company in the ordinary and usual course of its business;

         (b) the transactions have been entered into either (A) on normal commercial terms or (B) on terms no less favorable than terms available to third parties; and

         (c) the transactions have been entered into on terms that are fair and reasonable so far, as the shareholders of the Company are concerned; and

         (iv) the auditors of the Company will be engaged to confirm to the Directors in writing in respect of such transactions occurring during each financial year that: (a) the relevant transactions received the approval of the Directors; and (b) the relevant transactions have been entered into on normal commercial terms or on terms no less favorable than terms available to or from independent third parties.

         In addition to the above-described requirements under the Listing Rules relating to "connected transactions," the Companies Act subjects officers and directors of the Company to certain fiduciary standards in the exercise of their duties on behalf of the Company. Under the Companies Act, an officer of the Company (which term includes directors of the Company) is subject to a duty of care requiring him to act honestly and in good faith in the discharge of his duties and to, among other things, give notice to the Board of Directors at the first opportunity of any interest he has in any material contract or proposed material contract with the Company or any of its subsidiaries. The Companies Act also prohibits the Company from making loans to any Directors without obtaining the consent of shareholders holding in the aggregate not less than nine-tenths of the total voting rights of all the shareholders having the right to vote at any shareholders meeting.

ITEM 8.  FINANCIAL INFORMATION.

         CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.

         Information responsive to this Item is included in response to Item 18.

DIVIDENDS AND DIVIDEND POLICY

         The Company has distributed annual cash dividends to shareholders for each fiscal year since it commenced operations in 1996 and anticipates continuing to do so in the future. The Board has adopted a dividend policy to distribute approximately 30-40% of net income as dividends. However, pursuant to the Loan Facility, the Company may not declare any dividend or make any distribution in excess of (1) 20% of EBITDA or (2) if lower, 25% of net income for the relevant financial year. Furthermore, any future dividend payments are dependent on future earnings, financial position, cash flow and levels of investments in the satellite network and ground station equipment.

         The following table details the total amount of annual dividends and the gross dividends paid, together with certain additional information, for 1999, 2000 and 2001.

                                                                           FOR THE YEAR ENDED
                                                                               DECEMBER 31
                                                                       1999       2000       2001
                                                                       ----       ----       ----
Net income (in HK Dollars in million)................................   354        576        563
Aggregate dividends paid (in HK Dollars in million)..................    78         78         78
Dividends per Share (in HK cents)....................................    20         20         20

         LEGAL AND REGULATORY PROCEEDINGS

         Other than as described below, the Company is not involved in any significant legal or regulatory proceedings.

TAX DISPUTES

         The Indian tax authorities have made assessments against the Company in respect of certain lease payments for transponders used by the Company. See "Operating and Financial Review and Prospects - Taxation."

OTHER DISPUTES

         In addition, the Company is subject to various claims and proceedings in the ordinary course of business. None of these claims and proceedings will have a material adverse effect on the financial condition or results of operation of the Company.

         SIGNIFICANT CHANGES

         There has been no significant changes in the Company's business, operations or financial condition since December 31, 2001.

ITEM 9.  STOCK PRICE HISTORY.

         SHARE PRICE HISTORY AND MARKETS

         The Company's American Depositary Shares ("ADS") representing its shares (each ADS representing ten shares of the Company) are listed and traded on the New York Stock Exchange (symbol: SAT) and the Company's shares are listed and traded on the Hong Kong Stock Exchange (symbol:1135HK) since June 18, 1996 and June 19, 1996, respectively. The table below details, for the periods indicated, the high and low market prices for its depositary receipts on each of the New York Stock Exchange and the Hong Kong Stock Exchange, as reported by the New York Stock Exchange and the Hong Kong Stock Exchange for the last five fiscal years and the most recent six months. See "Key Information - Historical Exchange Rate Information" with respect to rates of exchange between the US Dollar and the HK Dollar applicable during the periods set forth below.

                                                            NEW YORK STOCK                HONG KONG STOCK
                                                               EXCHANGE                       EXCHANGE
                                                            (IN US DOLLARS)                (IN HK DOLLARS)
                                                         HIGH             LOW            HIGH           LOW
                                                         ----             ---            ----           ---
1997 .........................................          31.625           16.50          25.00          12.40
1998 .........................................          22.00            9.75           15.90          7.60
1999 .........................................          36.00            13.75          24.60          10.50
2000 .........................................         45.9375          17.875          37.40          13.80
    Quarter Ended March 31, 2000 .............         45.9375          29.5625         37.40          23.80
    Quarter Ended June 30, 2000 ..............         38.5625           27.00          30.50          19.25
    Quarter Ended September 30, 2000 .........          36.875          23.875          30.00          17.80
2001 .........................................          26.30            10.95          20.55          7.65
    Quarter Ended March 31, 2001 .............          26.30            17.40          20.55          13.20
    Quarter Ended June 30, 2001 ..............          24.20            17.50          18.80          13.50
    Quarter Ended September 30, 2001 .........          19.10            10.95          14.85          7.65

                                                            NEW YORK STOCK                HONG KONG STOCK
                                                               EXCHANGE                       EXCHANGE
                                                            (IN US DOLLARS)                (IN HK DOLLARS)
                                                         HIGH             LOW            HIGH           LOW
                                                         ----             ---            ----           ---
December 2001 ................................          18.80            14.40          15.20          11.00
January 2002 .................................          18.90            16.35          15.00          13.20
February 2002 ................................          19.00            16.75          15.10          13.05
March 2002 ...................................          17.85            14.10          14.00          11.25
April 2002 ...................................          16.25            14.80          13.00          11.75
May 2002 .....................................          18.85            15.50          15.10          12.15

         There has been no significant trading suspension in the past three years.

ITEM 10. ADDITIONAL INFORMATION.

         CHARTER DOCUMENTS.

         Information relating to the Company's charter documents are incorporated herein by reference to the Company's Annual Report on Form 20-F for fiscal year 2000, File No.3334856.

         MATERIAL CONTRACTS.

         The following is a summary of the material contracts concluded outside of the ordinary course of business to which the Company and other members of its group were a party. Copies of these contracts are filed as exhibits to this Form 20-F. Directions on how to obtain copies of these contracts are provided under "Item 10. -- Documents under Display."

     o Construction Agreement between the Company and Boeing and Launch Agreement between the Company and Lockheed Martin, each entered into in September 2000. Pursuant to the Construction Agreement, Boeing agreed to construct, assemble, equip, test, supply and deliver AsiaSat 4, a satellite of BSS601 HP with 28 C-band and 20 Ku-band transponders designed to serve telecommunications services providers and TV broadcasters, to the Company. Pursuant to the Launch Agreement, Lockheed Martin agreed to provide launch services for one launch of AsiaSat 4. The aggregate investment for the construction, launch and launch insurance of AsiaSat 4 is estimated to be approximately US$265.0 million.

     o US$250 million Syndicated Term Loan Facility, dated November 24, 2000. For a complete description of the Loan Facility, see "Operating and Financial Review and Prospects -- Liquidity and Capital Resources -- Sources of Financing."

    o Lease Agreement, dated March 12, 2001, between AsiaSat and the Hong Kong Industrial Estates Corporation (the "Lease Agreement"). Pursuant to the Lease Agreement, the Hong Kong Industrial Estates Corporation agreed to grant to AsiaSat rights to the Tai Po Site, for a period of sixty (60) months, for the purpose of constructing a satellite earth station and other structures, and thereafter to lease to AsiaSat the Tai Po Site up to 2047. AsiaSat paid a lump sum of HK$25,912,200 for the lease of the Tai Po Site and agreed to pay an annual rent of 3% of the ratable value of the Tai Po Site as well as an annual sum of HK$36,824 for management and maintenance charges.

    o Amended and Restated Deposit Agreement, dated as of September 28, 2001, among the Company, The Bank of New York as Depositary and all holders from time to time of American Depositary Receipts issued thereunder.

    o Construction Contract Agreement (the "Construction Contract"), dated March 4, 2002, between AsiaSat and Leighton Contractors (Asia) Limited (the "Contractor"). Pursuant to the Construction Contract, the Contractor agreed to design and construct a new satellite earth station on the Tai Po Site. Costs related to the construction of the Tai Po Site (including consultancy fees but excluding amounts paid under the Lease Agreement) are estimated to be approximately HK$113.5 million (US$14.6 million).

         EXCHANGE CONTROLS.

         There are, except in limited embargo circumstances, no legal restrictions in Bermuda on international capital movements and foreign exchange transactions. There can be no assurance that the government of Bermuda will maintain the current foreign exchange policies.

         TAXATION.

         The Company is not required to make any tax withholding with respect to its shareholders.

         DOCUMENTS ON DISPLAY

         As a result of registering shares, the Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934 and will file reports and other information with the Securities and Exchange Commission (SEC). You may examine the reports and other information that the Company files, without charge, at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C., 20549. You may also receive copies of these materials by mail from the SEC's Public Reference Branch at 450 Fifth Street, N.W., Washington, D.C., 20549. For more information on the public reference rooms, call the SEC at 1-800-SEC-0330.

         SUBSIDIARY INFORMATION.

         Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

         In the normal course of the Company's business, the Company's financial position is routinely exposed to a variety of risks, including market risks associated with interest rate movements on its outstanding debt. The Company does not have significant exposure to commodity price risks or other market rate or price risks.

         CURRENCY FLUCTUATIONS

         A substantial portion of the Company's capital expenditure is denominated in US Dollars and HK Dollars. Revenues are denominated principally in US dollars. See "Key Information -Historical Exchange Rates Information."

         INTEREST RATE FLUCTUATIONS

         As of December 31, 2001, no borrowings consisted of floating rate borrowings.

         The Company will be exposed to interests rate fluctuations on any borrowings under the Loan Facility and any change in interest rate could affect its results of operations and cash flows. The potential effect of a hypothetical 0.5% increase in interest rate for one year on outstanding indebtedness in the full amount of US$100 million Tranche A of the Loan Facility would be a reduction in cash flows of approximately US$500,000 and a reduction in net income of approximately HK$3.9 million in each year.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

         The Company has not had any material default in the payment of principal, interest, or sinking purchase fund installments. The Company has not had any material default not cured within 30 days relating to indebtedness of AsiaSat or any of its significant subsidiaries that exceeds 5% of the Company's total assets on a consolidated basis.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

         Not Applicable.


                                    PART III

ITEM 15. [RESERVED.]

         None.

ITEM 16. [RESERVED.]

         None.

                                     PART IV

ITEM 17. FINANCIAL STATEMENTS.

         The Company has elected to provide the information required under Item 18 in lieu of Item 17.

ITEM 18. FINANCIAL STATEMENTS.

         See Index to Financial Statements for a list of all financial statements filed as part of this Annual Report.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS.

    (a)  Index to Financial Statements:

             Independent Auditors' Report....................................F-2

             Consolidated Statements of Operations...........................F-3

             Consolidated Balance Sheets.....................................F-4

             Consolidated Statements of Cash Flows...........................F-6

             Notes to the Consolidated Financial Statements..................F-8

    (b)  Exhibits to this Annual Report:

     NUMBER                                EXHIBIT
----------------  --------------------------------------------------------------

      1.1. Memorandum of Association and Bye-laws (incorporated by reference to Exhibit 3.1 of the Company's Registration Statement on Form F-1, File No.3334856).

      4.1. Service Agreement, dated June 5, 1996, between the Company and Peter Jackson (incorporated by reference to Exhibit 10.16 of the Company's Registration Statement on Form F-1, File No.3334856).

      4.2. Service Agreement, dated June 3, 1996, between the Company and William D. Wade (incorporated by reference to Exhibit 10.17 of the Company's Registration Statement on Form F-1, File No.3334856).

      4.3. Amendment 9 to Contract No. AsiaSat-3-001/95, dated March 6, 1998, between Hughes Space and Communications International, Inc. Asia Satellite Telecommunications Company Limited (incorporated by reference to Exhibit 1 on Form 20-F for fiscal year 1997, File No.3334856).

      4.4. Contract for Launch Services, dated March 17, 1998, between Lockheed-Khrunichev-Energia International, Inc. and Asia Satellite Telecommunications Company Limited (incorporated by reference to Exhibit 2 on Form 20-F for fiscal year 1997, File No.3334856).

      4.5. Subscription Agreement made on March 21, 2000, between Tech System Limited, Asia

     NUMBER                                EXHIBIT
----------------  --------------------------------------------------------------
                  Satellite Telecommunications Company Limited and PhoenixNet Holdings Limited (incorporated by reference to Exhibit 2 on Form 20-F for fiscal year 1999, File No.3334856).

      4.6. Shareholders' Agreement dated as of April 6, 2000, among Asia Satellite Telecommunications Company Limited, Tech System Limited, TVG Asia Communications Fund II and PhoenixNet Holdings Limited (incorporated by reference to Exhibit 3 on Form 20-F for fiscal year 1999, File No.3334856).

      4.7. Loan Agreement dated November 24, 2000, among Asia Satellite Telecommunications Company Limited, Asia Satellite Telecommunications Holdings Limited, HSBC Investment Bank Asia Limited, The Hong Kong and Shanghai Banking Corporation Limited and the banks and financial institutions named therein.

      4.8. Amendment 5 to Contract No.: AsiaSat-3B/4 dated September 7, 2000, between Asia Satellite Telecommunications Company Limited and Hughes Space and Communications International, Inc. (incorporated by reference to Exhibit 4.9 on Form 20-F for fiscal year 2000, File No.3334856)*

      4.9. Contract for Launch Services LKEB-0009-0807 dated September 19, 2000, between AsiaSat and Lockheed Martin Commercial Launch Services, Inc. (incorporated by reference to Exhibit
                  4.10 on Form 20-F for fiscal year 2000, File No.3334856)*

     4.10 Amended and Restated Deposit Agreement (incorporated by reference to Exhibit A to the Registration Statement on Form F-6, File No. 333-13900, relating to the Company's American Depositary Shares).

     4.11.        Share Option Scheme, dated January 25, 2002, of the Company.

     4.12. Lease Agreement, dated March 12, 2001, between AsiaSat and the Hong Kong Industrial Estates Corporation.

     4.13 Construction Contract Agreement, dated March 4, 2002, between AsiaSat and Leighton Contractors (Asia) Limited.

      8.1. Subsidiaries of the Registrant (included on page [34] of this Annual Report).


* Confidential portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission with a request for confidential treatment pursuant to Rule 24B-2.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                             Asia Satellite Telecommunications Holdings Limited

                             By:        /s/ Peter Jackson
                                -------------------------------------
                                Peter Jackson
                                Director and Chief Executive Officer





Date: June 30, 2002

                                ASIA SATELLITE TELECOMMUNICATIONS
                                HOLDINGS LIMITED
                                -----------------------------------------------

                                Consolidated Financial Statements
                                Years ended December 31, 1999, 2000 and 2001 and Independent Auditors' Report

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

                          INDEX TO FINANCIAL STATEMENTS






Independent Auditors' Report ..............................................F - 2

Consolidated Statements of Operations for the years ended
  December 31, 1999, 2000 and 2001.........................................F - 3

Consolidated Balance Sheets at December 31, 2000 and 2001..................F - 4

Consolidated Statements of Cash Flows for the years ended
  December 31, 1999, 2000 and 2001.........................................F - 6

Notes to Consolidated Financial Statements.................................F - 8

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Shareholders of Asia Satellite Telecommunications Holdings Limited


We have audited the accompanying consolidated balance sheets of Asia Satellite Telecommunications Holdings Limited and subsidiaries as of December 31, 2000 and 2001 and the related consolidated statements of operations and cash flows for each of the three years in the period ended December 31, 2001, all expressed in Hong Kong dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Hong Kong and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Asia Satellite Telecommunications Holdings Limited and subsidiaries as of December 31, 2000 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in Hong Kong.

As discussed in note 8 to the financial statements, in 2001 the Company changed it method of accounting for events after the balance sheet date to conform to the Hong Kong Statement of Standard Accounting Practice 9 (revised) and, retroactively, restated the 2000 financial statements for the change.

Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2001 and the determination of stockholders' equity and financial position at December 31, 2000 and 2001, to the extent summarized in Note 17.



Deloitte Touche Tohmatsu
Hong Kong
March 14, 2002

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                            YEAR ENDED DECEMBER 31,
                                                        -----------------------------------------------------------
                                                         1999              2000             2001              2001
                                                         ----              ----             ----              ----
                                                          HK$               HK$              HK$               US$
                                                              (dollars in thousands, except per share amounts)
Revenues (Note 4):
  Sales to unaffiliated customers....................     764,080          978,493           946,073          121,291
  Sales to related parties (Note 13).................      42,727           24,401            23,378            2,998
                                                          -------        ---------           -------          -------
                                                          806,807        1,002,894           969,451          124,289
                                                          -------        ---------           -------          -------

Operating expenses:
  Cost of services,
    excluding depreciation
    of HK$194,771 in 1999, HK$168,391
    in 2000 and HK$166,650 in 2001...................      91,172           77,436            73,357            9,405
  Depreciation.......................................     194,771          168,391           166,650           21,365
  Selling, general and administrative................      97,707           61,531            70,861            9,085
                                                          -------        ---------           -------          -------
Total operating expenses.............................     383,650          307,358           310,868           39,855
                                                          -------        ---------           -------          -------
Operating income.....................................     423,157          695,536           658,583           84,434

Other income (expense):
  Amortization of gain on sale and
    leaseback (Note 5)...............................      11,667             -                 -                -
  Interest income....................................      50,165           39,043             6,725              862
  Interest expense...................................     (74,871)         (37,054)             -                -
  Maintenance and other service income
    from affiliates (Note 13)........................        -              10,774             9,116            1,169
  Other income (expense) (Note 11)...................      (4,741)          (8,178)              488               62
                                                          -------        ---------           -------          -------
Income before equity in losses of affiliates,
  taxation and minority interest.....................     405,377          700,121           674,912           86,527

Equity in losses of affiliates.......................        -             (43,928)          (41,349)          (5,301)
Income tax (Note 12).................................     (51,505)         (79,869)          (70,564)          (9,047)
Minority interest....................................        (297)             (29)              (16)              (2)
                                                          -------        ---------           -------          -------
Net income...........................................     353,575          576,295           562,983           72,177
                                                          =======        =========           =======          =======
Earnings per share:
  Basic  ............................................        0.91             1.48              1.44             0.18
                                                          =======        =========           =======          =======
  Diluted............................................        0.91             1.47              1.44             0.18
                                                          =======        =========           =======          =======


          See accompanying notes to consolidated financial statements.

                           CONSOLIDATED BALANCE SHEETS

                                                                                             AT DECEMBER 31,
                                                                                -----------------------------------------
                                                                                 2000             2001              2001
                                                                                 ----             ----              ----
                                                                                  HK$              HK$               US$
                                                                             (as restated)
                                                                                         (dollars in thousands)
ASSETS

Current assets:
  Cash and cash equivalents..............................................        108,977           136,428           17,491
  Accounts receivable (net of allowance for doubtful accounts:
    2000: HK$3,612; 2001: HK$3,612)......................................         76,075           101,015           12,950
  Other receivables......................................................          6,294            25,488            3,268
  Prepayment of in-orbit insurance.......................................         34,756            45,891            5,883
  Other prepaid expenses and other current assets........................          2,568             3,351              430
                                                                               ---------         ---------        ---------
Total current assets.....................................................        228,670           312,173           40,022

Property, plant and equipment:
  Satellite and tracking facilities (Note 9).............................      3,634,243         3,628,442          465,185
  Leasehold land.........................................................           -               26,968            3,458
  Furniture, fixtures and fittings.......................................          9,057             9,066            1,162
  Office equipment.......................................................          5,152             5,420              695
  Motor vehicles.........................................................          2,648             2,762              354
  Plant and machinery....................................................          1,468             1,690              217
  Accumulated depreciation...............................................     (1,788,836)       (1,954,849)        (250,622)
  Satellite and tracking facilities under construction...................        657,461         1,222,191          156,691
  Building under development.............................................           -                  634               81
                                                                               ---------         ---------        ---------
Net property, plant and equipment........................................      2,521,193         2,942,324          377,221
Unbilled lease rental receivable (net of allowance for
  doubtful accounts: 2000: Nil; 2001: Nil)...............................         99,037           130,225           16,696
Investments in affiliates (Note 1).......................................         53,613              -                -
                                                                               ---------         ---------        ---------
TOTAL....................................................................      2,902,513         3,384,722          433,939
                                                                               =========         =========        =========

                                                                                             AT DECEMBER 31,
                                                                                -----------------------------------------
                                                                                 2000             2001              2001
                                                                                 ----             ----              ----
                                                                                  HK$              HK$               US$
                                                                             (as restated)
                                                                                 (dollars in thousands except share and
                                                                                           par value amounts)
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable and accrued expenses..................................         46,474             8,151            1,045
  Construction payable...................................................         24,361            13,050            1,673
  Deferred revenue.......................................................        169,109           160,050           20,519
  Customer deposits......................................................          5,122             2,171              278
  Dividend payable.......................................................            121               121               16
  Tax payable............................................................         53,751            41,782            5,357
                                                                               ---------         ---------        ---------
     Total current liabilities...........................................        298,938           225,325           28,888

Long-term liabilities:
  Deferred revenue.......................................................         88,959           113,101           14,500
  Deferred taxation (Note 12)............................................        128,990           175,724           22,529
                                                                               ---------         ---------        ---------
Total long-term liabilities..............................................        217,949           288,825           37,029

Commitments and contingencies (Note 6)

Minority interest........................................................            476               492               63

Shareholders' equity:
  Common stock (HK$0.10 par value; 550 million shares
    authorized; issued and outstanding: 2000: 390,265,500
    2001: 390,265,500)...................................................         39,027            39,027            5,003
  Additional paid-in capital.............................................          4,614             4,614              592
  Retained earnings (Note 8).............................................      2,341,509         2,826,439          362,364
                                                                               ---------         ---------        ---------
Total shareholders' equity...............................................      2,385,150         2,870,080          367,959
                                                                               ---------         ---------        ---------
TOTAL....................................................................      2,902,513         3,384,722          433,939
                                                                               =========         =========        =========


          See accompanying notes to consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                 YEAR ENDED DECEMBER 31,
                                                              -----------------------------------------------------------
                                                                 1999            2000             2001              2001
                                                                 ----            ----             ----              ----
                                                                  HK$             HK$              HK$               US$
                                                                                  (dollars in thousands)
Cash flows from operating activities
Net income..................................................      353,575        576,295           562,983           72,177
Adjustments to reconcile net income
  to net cash provided by operating activities:
  Depreciation..............................................      194,771        168,391           166,650           21,365
  Amortization of deferred loan origination costs...........        3,959          7,918              -                -
  Amortization of goodwill arising from acquisition
    of associates...........................................         -              -                6,132              786
  Impairment loss of goodwill...............................         -              -                6,132              786
  Deferred taxes............................................       36,730         30,555            46,734            5,992
  Minority interest.........................................          297             29                16                2
  Amortization of gain on sale and leaseback................      (11,667)          -                 -                -
  Gain on disposal of property, plant and equipment.........          (57)          (130)              (98)             (13)
  Equity in losses of affiliates............................         -            43,928            41,349            5,301
Changes in assets and liabilities:
  Accounts receivable.......................................      (24,270)       (23,429)          (24,940)          (3,197)
  Other receivables.........................................        6,059         (1,771)          (19,194)          (2,461)
  Prepaid expenses and other current assets.................        5,961        (10,673)          (11,850)          (1,519)
  Unbilled lease rental receivable..........................       50,395        (45,216)          (31,188)          (3,998)
  Accounts payable and accrued expenses.....................        9,463         24,441           (29,245)          (3,749)
  Deferred revenue..........................................      (57,688)       (65,702)           21,215            2,720
  Customer deposits.........................................       17,235        (14,021)           (2,951)            (378)
  Tax payable...............................................         -            40,600           (11,969)          (1,534)
  Provision for maintenance cost of transponders sold.......       19,742           -                 -                -
                                                                 --------      ---------         ---------        ---------
Net cash provided by operating activities...................      604,505        731,215           719,776           92,280

Cash flows from investing activities
Purchase of property, plant and equipment...................     (428,901)      (463,409)         (599,162)         (76,816)
Purchase of equipment and software for
  the Gen II platform.......................................         -              -              (15,210)          (1,950)
Proceeds from disposal of property, plant and
  equipment.................................................           69            130               100               13
Decrease in restricted bank balance.........................    1,076,400           -                 -                -
Investment in an affiliate..................................          (41)          -                 -                -
Advance to an affiliate.....................................           (9)          -                 -                -
                                                                 --------      ---------         ---------        ---------
Net cash (used in) provided by investing activities.........      647,518       (463,279)         (614,272)         (78,753)

                                                                                 YEAR ENDED DECEMBER 31,
                                                              -----------------------------------------------------------
                                                                 1999            2000             2001              2001
                                                                 ----            ----             ----              ----
                                                                  HK$             HK$              HK$               US$
                                                                                  (dollars in thousands)
Cash flows from financing activities
Repayment of bank loans.....................................     (686,400)      (873,600)             -                -
Dividends paid..............................................      (78,000)       (78,052)          (78,053)         (10,007)
Proceeds from issue of shares...............................        1,311          3,330              -                -
Loan advance repaid to minority interest....................      (26,143)          -                 -                -
Drawings of limited partner of the partnership..............         (121)          -                 -                -
                                                                  -------        -------           -------          -------
Net cash provided by (used in) financing activities.........     (789,353)      (948,322)          (78,053)         (10,007)
                                                                  -------        -------           -------          -------
Increase (decrease) in cash and cash equivalents............      462,670       (680,386)           27,451            3,520

Cash and cash equivalents
At beginning of year........................................      326,693        789,363           108,977           13,971
                                                                  -------        -------           -------          -------
At end of year..............................................      789,363        108,977           136,428           17,491
                                                                  =======        =======           =======          =======
Supplemental disclosure of cash flow information:
  Interest..................................................       76,974         37,396              -                -
  Income taxes paid.........................................        1,623          8,714            35,798            4,589
                                                                  =======        =======           =======          =======


Non-cash investing activities:
  Acquisition of affiliates by way of providing
    satellite transponder capacity and
    maintenance and other support services..................         -            97,500              -                -
                                                                  =======        =======           =======          =======


          See accompanying notes to consolidated financial statements.

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             (dollars in thousands)


1.       GENERAL

         Asia Satellite Telecommunications Holdings Limited ("the Company") is incorporated in Bermuda as an exempted company under the Companies Act 1981 of Bermuda (as amended) and its shares are listed on The New York Stock Exchange and The Stock Exchange of Hong Kong Limited.

         The Company, through its wholly-owned indirect subsidiary, Asia Satellite Telecommunications Company Limited ("AsiaSat"), is a provider of satellite services in Asia. AsiaSat currently owns and operates two satellites - AsiaSat 2, and AsiaSat 3S which commenced commercial operations in January 1996 and May 1999, respectively.

         Details of subsidiary companies and a controlled partnership at December 31, 2001 are as follows:

                                         PLACE OF
                                      INCORPORATION/                              PERCENTAGE OF
                                       REGISTRATION/                            NOMINAL VALUE OF
                  NAME OF             PRINCIPAL PLACE         CLASS OF         ISSUED CAPITAL HELD
         SUBSIDIARY/PARTNERSHIP        OF OPERATION          SHARES HELD         BY THE COMPANY         PRINCIPAL ACTIVITY
         ----------------------        ------------          -----------         --------------         ------------------
                                                                               DIRECTLY   INDIRECTLY
                                                                               --------   ----------
         AsiaSat BVI Limited          British Virgin       Ordinary shares       100%          -        Investment holding
                                          Islands

         Asia Satellite                  Hong Kong         Ordinary shares         -         100%       Provision of satellite
           Telecommunications                                                                             transponder
           Company Limited                                                                                capacity

         Hanbury International        British Virgin       Ordinary shares         -         100%       Deposit holding
           Limited                        Islands

         SAT Limited                    Republic of        Ordinary shares       100%          -        Inactive
                                         Mauritius

         Sornico Limited                 Hong Kong         Ordinary shares         -         100%       Investment holding

         The First Asian Satellite       Hong Kong               N/A               -          1%        Satellite leasing
           Leasing Limited
           Partnership
           ("the Partnership")

         The Company continues to control the Partnership as it is a general partner and accordingly continues to consolidate it.

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

                             (dollars in thousands)


1.       GENERAL - CONTINUED

         At December 31, 2000 and 2001, AsiaSat held a 36.5% equity interest in SPEEDCAST HOLDINGS LTD ("SHL") (formerly known as PHOENIXNET HOLDINGS LTD.) and SpeedCast Limited ("SpeedCast") at a consideration of approximately HK$97,500 by way of providing satellite transponder capacity and maintenance and other support services. SHL and SpeedCast have been accounted for as affiliated companies and their results are accounted for using the equity method of accounting in the consolidated financial statements. The excess of the purchase consideration over the fair value of the net assets acquired was HK$12,264 which has been recorded as goodwill and is being amortized on a straight-line basis over two years.

         Details of the Company's affiliates as at December 31, 2000 and 2001 are as follows:

                                        PLACE OF                                PERCENTAGE OF
                                     INCORPORATION/                             NOMINAL VALUE
                                      REGISTRATION/                               OF ISSUED
                                     PRINCIPAL PLACE         CLASS OF        CAPITAL INDIRECTLY
         NAME OF ENTITY               OF OPERATION          SHARE HELD        HELD THE COMPANY       PRINCIPAL ACTIVITY
         --------------               ------------          ----------        ----------------       ------------------
         SPEEDCAST                   Cayman Islands          Ordinary               36.5%            Investment holding
           HOLDINGS
           LIMITED
           (formerly known as
           PHOENIXNET
           HOLDINGS
           LIMITED)

         SpeedCast Limited              Hong Kong            Ordinary               36.5%            Provision of Internet
                                                                                                       related services
                                                                                                       through satellite
                                                                                                       transponders

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

                             (dollars in thousands)


2. ADOPTION OF STATEMENTS OF STANDARD ACCOUNTING PRACTICE/CHANGES IN ACCOUNTING POLICIES

         In the current year, the Company has adopted a number of new and revised Statements of Standard Accounting Practice ("SSAP") issued by the Hong Kong Society of Accountants, which became effective from January 1, 2001. Adoption of these Standards has led to a number of changes in the Company's accounting policies. In addition, the new and revised Standards have introduced additional and revised disclosure requirements which have been adopted in these financial statements. Comparative amounts for the prior year have been restated in order to achieve a consistent presentation.

         The adoption of these new and revised Standards has resulted in the following changes to the Company's accounting policies that have affected the amounts reported for the current or prior periods.

         DIVIDENDS PROPOSED OR DECLARED AFTER THE BALANCE SHEET DATE

         In accordance with SSAP 9 (Revised) EVENTS AFTER THE BALANCE SHEET DATE, dividends proposed or declared after the balance sheet date are not recognised as a liability at the balance sheet date, but are disclosed in the notes to the financial statements. This change in accounting policy has been applied retrospectively, resulting in a prior year adjustment (see note 8).

         LEASES

         SSAP 14 (Revised) has introduced some amendments to the basis of accounting for finance and operating leases, and to the disclosures specified for the Company's leasing arrangements. These changes have not had any material effect on the results for the current or prior accounting periods and, accordingly, no prior year adjustment has been required. Disclosures for all the Company's leasing arrangements have been modified so as to comply with requirements of SSAP 14 (Revised). Comparative amounts have been reclassified in order to achieve a consistent presentation.

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

                             (dollars in thousands)


3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF CONSOLIDATED FINANCIAL STATEMENTS - The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in Hong Kong ("HK GAAP") which differ in certain material respects from accounting principles generally accepted in the United States of America ("US GAAP") - see note 17.

         PRINCIPLES OF CONSOLIDATION - The consolidated financial statements incorporate the financial statements of the Company, its subsidiaries and a limited partnership. All significant intragroup transactions and balances have been eliminated on consolidation. Affiliated companies (20% to 50% owned companies) in which the Company does not have a controlling interest, or for which control is expected to be temporary, are accounted for using the equity method. The Company's share of losses of these companies is included in the accompanying consolidated statement of operations. The Company's share of losses amounted to HK$43,928 and HK$41,349 in 2000 and 2001, respectively.

         GOODWILL - Goodwill represents the excess of the purchase consideration over the fair value ascribed to the Company's share of the separable net assets at the date of acquisition of an affiliate and is capitalised and amortised on a straight-line basis over its useful economic life, not exceeding two years on acquisition. Goodwill amortised in 2001 amounted to HK$6,132. No goodwill has been amortised in 2000 because the related acquisition was effective close to December 31, 2000. The remaining goodwill had written off in view of the impairment in value of the affiliate.

         REVENUE - Revenue from transponder utilization agreements is recognized on a straight line basis over the period of the agreements. The excess of lease rental revenue recognized on a straight line basis over lease rentals received and receivable from customers in accordance with the contract terms is shown as unbilled lease rental receivable.

         Revenue from the sale of transponder capacity under transponder purchase agreements is recognised on a straight-line basis from the date of delivery of the transponder capacity until the end of the design life of the satellite.

         Deposits received in advance in connection with the provision of transponder capacity are deferred and shown as customer deposits.

         Rentals under transponder utilization agreements are generally billed quarterly in advance. Such amounts received in advance and amounts received from the sale of transponder capacity under transponder purchase agreements in excess of amounts recognized as revenue are recorded as deferred revenue. Deferred revenue which will be recognized in the following year is classified under current liabilities and amounts which will be recognized after one year are classified as non-current.

         Interest income from bank deposits is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

                             (dollars in thousands)


3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

         FOREIGN CURRENCIES TRANSLATION - All transactions in currencies other than functional currencies during the year are translated at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are translated at the exchange rates existing on that date. Exchange differences are recorded in the consolidated statement of operations. The Company's financial statements are prepared using Hong Kong dollars as the reporting currency. The functional currency is US dollar. Transactions and assets and liabilities denominated in United States dollars are translated at the rate of HK$7.8 = US$1, which approximates the market rate for all periods presented.

         CAPITALIZATION OF BORROWING COSTS - Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalized as part of the cost of those assets. Capitalization of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Borrowing costs capitalized in satellite and tracking facilities under constructing AsiaSat 4 transponders amounted to HK$2,169, HK$32,191 and HK$8,422 in 1999, 2000 and 2001,
         respectively.

         GAINS AND LOSSES ON SALE AND LEASEBACK TRANSACTIONS - Gains and losses arising in connection with sale and leaseback transactions which result in finance leases are deferred and amortized on a straight line basis over the shorter of the lease term and the expected useful lives of the assets. Where such assets are subsequently re-acquired by AsiaSat, the relevant gains continue to be deferred and amortized on a straight line basis over the shorter of the lease term and the expected useful lives of the assets.

         PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment is stated at cost. AsiaSat 2 and AsiaSat 3S transponders leased under transponder utilization agreements are depreciated on a straight line basis over their estimated useful lives of 13 and 16 years, respectively. Transponders sold under transponder purchase agreements are depreciated on a straight line basis over the design life of the satellite.

         Depreciation is provided to write off the cost of property, plant and equipment, other than assets under construction over the estimated useful lives on a straight line basis as follows:

         Leasehold land                              Over the term of the lease
         Satellite and tracking facilities           5 years
         Furniture, fixtures and fittings            3 - 5 years
         Office equipment                            3 - 4 years
         Motor vehicles                              4 years
         Plant and machinery                         5 years

         Assets under construction are not depreciated until construction is complete and the assets are put into use.

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

                             (dollars in thousands)


3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

         VALUATION OF LONG-LIVED ASSETS - The Company periodically evaluates the carrying value of long-lived assets to be held and used, including intangible assets, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from this asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced for the costs of disposal.

         CUSTOMER DEPOSITS - Customer deposits represent deposits received in connection with the provision of transponder capacity, either through transponder utilization agreements or transponder purchase agreements. The deposits are applied to the initial payments due under the transponder utilization and purchase agreements.

         CONCENTRATION OF CREDIT RISK - Financial instruments which potentially subject the Company to concentrations of credit risks consist principally of cash and cash equivalents and trade accounts receivable. The Company believes that no significant credit risk exists as substantially all of the Company's cash and cash equivalents are held in the form of term deposits at a major bank.

         The Company performs on-going credit evaluations of its customers. The Company believes that no significant credit risk exists as credit losses, when realized, have been within the range of management's expectations.

         INCOME TAXES - The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. Temporary differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognized in the financial statements. The tax effect of temporary differences, computed under the liability method, is recognized as deferred taxation in the financial statements to the extent that it is probable that a liability or an asset will be realized in the foreseeable future.

         CASH EQUIVALENTS - Cash equivalents are defined as short-term, highly liquid investments which are readily convertible into known amounts of cash without notice and which were within three months of maturity when acquired, less advances from banks repayable within three months from the date of the advances.

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

                             (dollars in thousands)


3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

         EARNINGS PER SHARE - The calculation of the basic and diluted earnings per share is based on the following data:

                                                                        1999              2000           2001
                                                                        ----              ----           ----
                                                                         HK$               HK$            HK$
         Earnings for the purpose of calculating basic and
         diluted earnings per share:

         Net income.............................................        353,575           576,295        562,983
                                                                        =======           =======        =======

         Weighted average number of shares for the
           purpose of calculating basic earnings per share
           (in thousands).......................................        390,003           390,241        390,266

         Effect of dilutive potential shares:
           Options (in thousands)...............................            206               914           -
                                                                        -------           -------        -------

         Weighted average number of shares for the
           purpose of calculating diluted earnings per share
           (in thousands).......................................        390,209           391,155        390,266
                                                                        =======           =======        =======


         During the year ended December 31, 1999, 2000 and 2001 the Company had share options outstanding of 2,161,000, nil and 3,556,500, which could potentially dilute basic earnings per share in the future, but were excluded in the computation of diluted earnings per share in such periods, as their effect would have been antidilutive.

         USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates. Actual results could differ from those estimates.

         CONVENIENCE TRANSLATION INTO UNITED STATES DOLLARS - The consolidated financial statements of the Company are expressed in Hong Kong dollars. The translation of Hong Kong dollar amounts into United States dollars are for convenience only and have been made at a rate of HK$7.8 to US$1, the approximate rate of exchange at December 31, 2001. Such translations should not be construed as representations that the Hong Kong dollar amounts could be converted into United States dollars at that rate or any other rate.

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

                             (dollars in thousands)


4.       REVENUE

         The Company operates in one segment. A summary of revenue by location of customers is as follows:

                                                                                YEAR ENDED 31ST DECEMBER,
                                                                        1999              2000           2001
                                                                        ----              ----           ----
                                                                      TURNOVER          TURNOVER       TURNOVER
                                                                      --------          --------       --------
                                                                         HK$               HK$            HK$
         Location of customers:

         Hong Kong...............................................       184,028           342,676        351,037
         Greater China, including Taiwan.........................       301,924           244,499        240,279
         United States of America................................        44,202            83,434         75,759
         British Virgin Islands..................................        15,447            65,815         56,293
         Singapore...............................................        28,519            33,591         31,275
         Others..................................................       232,687           232,879        214,808
                                                                        -------         ---------        -------
                                                                        806,807         1,002,894        969,451
                                                                        =======         =========        =======

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

                             (dollars in thousands)


5.       DEFERRED GAIN ON SALE AND LEASEBACK

         In 1990, AsiaSat entered into a sale and leaseback agreement with the Limited Partnership for the satellite and certain of the related tracking facilities for AsiaSat 1. The gain on this transaction was deferred and is being amortized over the lease term.

         In 1991, the limited partners in the Partnership exercised their put option in favour of AsiaSat and as a result AsiaSat acquired control of the Partnership. The satellite and tracking facilities have therefore been classified as owned property, plant and equipment in the consolidated balance sheet.

                                                                          1999              2000           2001
                                                                          ----              ----           ----
                                                                           HK$               HK$            HK$
         Gain on sale and leaseback.................................      252,029           252,029        252,029
                                                                          -------           -------        -------

         Amortization:
           Balance brought forward..................................      240,362           252,029        252,029
           Amortization for the year................................       11,667              -              -
                                                                          -------           -------        -------

           Balance carried forward..................................      252,029           252,029        252,029
                                                                          -------           -------        -------

         Deferred gain carried forward .............................         -                 -              -
                                                                          =======           =======        =======


         The gain was being amortized on a straight line basis over 9 years, being the estimated useful life of AsiaSat 1 and the term of the related lease, commencing on June 1, 1990. The gain was fully amortized in 1999.


6.       COMMITMENTS AND CONTINGENCIES

         Commitments:

         (a) AsiaSat leases premises under non-cancelable operating leases. Future minimum lease payments at December 31, 2001 were HK$2,120, payable in 2002 and HK$1,501, payable in 2003. Rental expenses under operating leases were, HK$3,975, HK$4,520 and HK$4,525 in 1999, 2000 and 2001, respectively.

         (b) At December 31, 2001, AsiaSat has commitments for the construction, launch and insurance of AsiaSat 4 and other assets totalling approximately HK$1,060,407.

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

                             (dollars in thousands)


6.       COMMITMENTS AND CONTINGENCIES - CONTINUED

         Contingencies:

         (c) Pursuant to a change effective from 1st April, 2001 in Indian tax regulations, AsiaSat may be subject to Indian income tax on revenues received by AsiaSat in respect of income from provision of satellite transponder capacity to AsiaSat's customers for purposes of those customers carrying on business in India or earning income from any source in India. The methodology for calculation of the income taxable in India and the additional tax expense that may be incurred by AsiaSat is not yet clear. Since it is not possible to estimate the amount payable by AsiaSat, no provision has been accrued for potential Indian income tax in these financial statements.

                  In addition, the Indian tax authorities have taken the position that AsiaSat is liable for income tax under the Indian tax regulations as in force prior to 1st April, 2001. In accordance with this position, the Indian tax authorities have made assessments against AsiaSat (including interest as of 21st March, 2001) totalling approximately HK$21 million (INR131 million) for the assessment year 1997-1998 and approximately HK$23 million (INR141 million) for the assessment year 1998-1999. No assessment has yet been made for the 1999-2000, 2000-2001 or 2001-2002 assessment years.

                  The Indian tax authorities have initiated tax recovery measures against AsiaSat. AsiaSat had filed appeals for each of the assessment years 1997-1998 and 1998-1999. In order to obtain stay of the recovery measures, AsiaSat has paid a part of the tax demands for both the years. The amounts paid will be refundable if AsiaSat is found in appeal to be not liable for tax. Although there is no certainty of the outcome of the appeals, based upon advice from its professional advisors, AsiaSat does not believe that it is liable for the taxes assessed by the Indian tax authorities for the pre-1st April, 2001 period. Accordingly, no provision has been recognised in these financial statements.

         (d) Pursuant to the telemetry, tracking, control and monitoring license granted by the Chief Executive of Hong Kong Special Administrative Region in Council under the Telecommunication Ordinance (Chapter 106), the Company was granted a broadcasting satellite service ("BSS") licence (the "Licence") on June 27, 2000 to maintain and operate a payload of four BSS channels onboard AsiaSat 4. AsiaSat, as the Licensee, has provided a performance bond of HK$5 million in favour of The Government of The Hong Kong Special Administrative Region as a condition of the grant of the Licence.

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

                             (dollars in thousands)


7.       SHARE OPTION SCHEME

         Pursuant to the share option scheme of the Company adopted on June 3, 1996 (the "Scheme"), the Board of Directors of the Company may grant options to any full time employees of the Company or any of its subsidiaries to subscribe for shares in the Company at the average of the closing prices of the Company's shares on The Stock Exchange of Hong Kong Limited for the five trading days immediately preceding the date of the grant of the options, subject to a maximum of 10% of the issued share capital of the Company from time to time.

         Details of movements of the share options granted by the Company pursuant to the Scheme were as follows:

                                                                                    NUMBER OF SHARE OPTIONS
                                                                      -----------------------------------------------------
                                                                                                CANCELLED/
                                                              EXERCISE             AT          LAPSED DURING          AT
         DATE OF GRANT         EXERCISE PERIOD                  PRICE           1.1.2001         THE YEAR         12.31.2001
         -------------         ---------------                  -----           --------         --------         ----------
                                                                 HK$
         September 8, 1999     November 26, 1999                17.48          1,718,500              -           1,718,500
                                 to November 25, 2006

         September 8, 1999     October 1, 2002                  17.48          1,863,000           (25,000)       1,838,000
                                 to September 30, 2009
                                                                               ---------         ---------        ---------
                                                                               3,581,500           (25,000)       3,556,500
                                                                               =========         =========        =========

         During 1999, 2,161,000 share options with an exercise period from November 26, 1999 to November 25, 2006 were cancelled. 2,022,000 share options with an exercise period from November 26, 1999 to November 25, 2006 and 1,976,500 with an exercise period from October 1, 2002 to September 30, 2009 were granted. 75,000 share options with an exercise period from November 26, 1999 to November 25, 2006 were exercised.

         During 2000, 38,000 share options with an exercise period from November 26, 1999 to November 25, 2006 and 113,500 with an exercise period from October 1, 2002 to September 30, 2009 were cancelled. 190,500 share options with an exercise period from November 26, 1999 to November 25, 2006 were exercised.

         All the above share options had an exercise price of HK$17.48 each except for those cancelled during 1999 which had an exercise price of HK$19.00 each.


8.       RETAINED EARNINGS

                                                                          1999             2000            2001
                                                                          ----             ----            ----
                                                                           HK$              HK$             HK$
         At January 1
           - as originally stated....................................    1,513,091         1,843,266      2,341,509
           - prior period adjustment.................................       54,611              -              -
                                                                         ---------         ---------      ---------
           - as restated.............................................    1,567,702         1,843,266      2,341,509
         Final dividend..............................................      (54,611)          (54,611)       (54,637)
         Interim dividend............................................      (23,400)          (23,441)       (23,416)
         Net income..................................................      353,575           576,295        562,983
                                                                         ---------         ---------      ---------
         At December 31..............................................    1,843,266         2,341,509      2,826,439
                                                                         =========         =========      =========

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

                             (dollars in thousands)


         In accordance with Statement of Standard Accounting Practice 9 (Revised) EVENTS AFTER THE BALANCE SHEET DATE issued by the Hong Kong Society of Accountants, dividends proposed or declared after the balance sheet date are not recognised as a liability at the balance sheet date, but are disclosed in the notes to the financial statements. This change in accounting policy has been applied retrospectively, resulting in a prior period adjustment, the effect of which is to increase the retained earnings as at January 1, 1999, 2000 and 2001 by HK$54,611, HK$54,611 and HK$54,637, respectively.


9.       TRANSPONDER UTILIZATION AGREEMENTS

         At December 31, 2001, satellite and tracking facilities with a cost of HK$3,628,442 were held for use under transponder utilization agreements. Generally, these transponder utilization agreements may be terminated by the customers by giving not less than six months notice. Upon termination, the customer is obligated to pay an amount equal to the greater of six months' utilization fee installments or 20% of the aggregate amount of utilization fees payable to the end of the agreement term.

         At December 31, 2001, future minimum transponder utilization fees receivable under transponder utilization agreements relating to AsiaSat 2 and AsiaSat 3S (including deposits received by AsiaSat in prior periods and to be applied to payments due in future periods) were as follows:

                                                            HK$

         2002....................................            818,673
         2003....................................            711,906
         2004....................................            591,403
         2005....................................            457,365
         2006....................................            316,165
         Thereafter..............................          1,656,174
                                                           ---------

         Total...................................          4,551,686
                                                           =========


         On November 24, 2000, the Company signed an agreement for a US$250 million loan facility with a consortium of banks to finance the construction of AsiaSat 4. The loan facility is secured by an assignment of all rights, title, benefits and interest in the insurance and transponder receipts of the existing satellites and a fixed and floating charge over the assets of AsiaSat. The interest rate of this loan is floating and based on London InterBank Offering Rate ("LIBOR") plus a margin between 1.00% to 1.25% per annum depending on certain financial ratios achieved by the Company. Borrowings under the loan are repayable in five equal semi-annual repayments of principal and interest commencing in November 2003. In addition, the loan agreement contains certain financial covenants, which, among other things, requires the Company to maintain a certain level of net assets and cash flow ratios, and restricts dividend payments and the Company's amount of borrowings and liabilities. The loan facility has not been drawn down at December 31, 2001 and 2000.

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

                             (dollars in thousands)


10.      PENSION PLANS

         The Company participates in both a defined contribution scheme which is registered under the Occupational Retirement Ordinance (ORSO Scheme) and a Mandatory Provident Fund Scheme (the MPF Scheme) established under the Mandatory Provident Fund Ordinance. The schemes cover all eligible employees and all eligible employees are offered a choice of joining the ORSO Scheme or the MPF Scheme.

         The ORSO Scheme provides for participant contributions of 5% of salary and Company contributions of between 7.5% and 15% of salary depending on length of service and the participant's position in the Company. Participants vest in Company contributions incrementally over 10 years.

         The MPF Scheme is available to all employees aged 18 to 64 with at least 60 days of service in the employment of the Company in Hong Kong. Contributions are made by the Company at 5% based on the staffs' relevant income. The maximum relevant income for contribution purposes contributed by employee is 5% of the monthly income. Staff members are entitled to 100% of the Company's contributions together with accrued returns irrespective of their length of service with the Company, but the benefits are required by law to be preserved until the retirement age of 65.

         The assets of the schemes are held separately from those of the Company, in funds under the control of trustees. Total pension cost was HK$2,912, HK$3,116 and HK$3,859 in 1999, 2000 and 2001, respectively.
         The Company does not provide post-retirement benefits other than pensions and post-employment benefits are immaterial.


11.      OTHER INCOME (EXPENSE)

         Other income (expense) consists of the following:

                                                        1999              2000           2001
                                                        ----              ----           ----
                                                         HK$               HK$            HK$
         Financing costs..........................       (4,997)           (8,308)          -
         Other....................................          256               130            488
                                                        -------           -------        -------
                                                         (4,741)           (8,178)           488
                                                        =======           =======        =======

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

                             (dollars in thousands)


12.      INCOME TAX

         The Company is subject to Hong Kong Profits Tax on its operations deemed to be located in Hong Kong. Overseas tax is calculated at 10% of the gross revenue earned in certain of the overseas jurisdictions.

         The components of income before taxation are as follows:
                                                                                   1999              2000           2001
                                                                                   ----              ----           ----
                                                                                    HK$               HK$            HK$
         Hong Kong.........................................................        140,247           239,222        244,385
         Overseas..........................................................        265,130           460,899        430,527
                                                                                   -------           -------        -------
                                                                                   405,377           700,121        674,912
                                                                                   =======           =======        =======

         The provision for income tax consists of the following:
                                                                                   1999              2000           2001
                                                                                   ----              ----           ----
                                                                                    HK$               HK$            HK$
         Hong Kong
           Current.........................................................           -               29,847         32,189
           Overprovision in prior years....................................           (113)             -           (28,503)
           Deferred........................................................         36,730            30,555         46,734
         Overseas tax......................................................         14,888            19,467         20,144
                                                                                   -------           -------        -------
                                                                                    51,505            79,869         70,564
                                                                                   =======           =======        =======

         A reconciliation between the book tax charge and the tax charge computed by applying the statutory income tax rate to income before taxation is as follows:
                                                                                   1999              2000           2001
                                                                                   ----              ----           ----
                                                                                    HK$               HK$            HK$
         Hong Kong statutory income tax rate...............................            16%               16%            16%
                                                                                   =======           =======        =======

         Statutory rate applied to income before taxation..................         64,860           112,019        107,986
         Income not subject to taxation:
           Amortization of gain on sale and leaseback......................         (1,867)             -              -
           50% of AsiaSat 2 and 3S profits.................................        (28,527)          (50,495)       (53,770)
           50% of bad debt recovery of AsiaSat 2...........................           -                 (774)          -
         Expenses not deductible...........................................          3,041              -              -
         Overprovision in prior year.......................................           (113)             -           (28,503)
         Capital allowances on AsiaSat 4 in prior year.....................           -                 -            25,448
         Overseas tax based on gross revenue...............................         14,888            19,467         20,144
         Other.............................................................           (777)             (348)          (741)
                                                                                   -------           -------        -------
         Income tax........................................................         51,505            79,869         70,564
                                                                                   =======           =======        =======

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

                             (dollars in thousands)


12       INCOME TAX - CONTINUED

         At the balance sheet date, the major components of the provision for deferred taxation are as follows:

                                                                                   1999              2000           2001
                                                                                   ----              ----           ----
                                                                                    HK$               HK$            HK$
         Tax effect of temporary differences attributable to:

           Excess of tax depreciation allowances over
             depreciation charged in the financial statements..............        129,542           125,754        177,743
           Unutilized tax losses...........................................        (29,954)             -              -
           Other...........................................................         (1,153)            3,236         (2,019)
                                                                                   -------           -------        -------
                                                                                    98,435           128,990        175,724
                                                                                   =======           =======        =======


         There were no significant amounts of unprovided deferred taxation.


13.      RELATED PARTY TRANSACTIONS

         Before January 15, 1999, AsiaSat had significant transactions with the related companies of Cable and Wireless plc ("C&W"), China International Trust and Investment Corporation ("CITIC") and Hutchison Whampoa Limited ("HWL"). CITIC was a major shareholder of the Company during all the years presented. C&W and HWL were major shareholders of the Company before the sale of their shareholdings in the Company on January 15, 1999 and therefore C&W and HWL are no longer classified as related companies of the Company in 2000 or 2001.

         Hong Kong Telecom International Limited, a former subsidiary of C&W, CITIC Guoan Information Industry Company Limited, a subsidiary of CITIC, and Hutchison Corporate Access (HK) Limited, a subsidiary of HWL, have entered into agreements with AsiaSat to lease transponders. The total amount of revenue recognized under these agreements was HK$42,727 for 1999. The total amount of revenue recognized under the agreement with CITIC Beijing Guo An Electric Company was HK$3,276 for 2000.

         In 2001, AsiaSat recognized rental income from leasing satellite transponder capacity and maintenance and other services income amounting to HK$19,547 and HK$9,116, respectively, from its affiliates, SHL and SpeedCast Limited, respectively. The total amount of such income recognised in 2000 was HK$21,125 and HK$10,774 respectively.

         In addition, in 2000, AsiaSat purchased certain assets from SES GLOBAL ("SES GLOBAL"), a major shareholder of the Company, for a total consideration of approximately HK$15,210. This amount payable to SES GLOBAL was included in other payables at December 31, 2000 and fully settled in 2001.

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

                             (dollars in thousands)


13.      RELATED PARTY TRANSACTIONS - CONTINUED

         Hong Kong Telecom International Limited was engaged to install, operate and maintain telemetry, tracking and control ("TT&C") facilities of AsiaSat. The agreement called for the following payments:

           o TT&C installation covering a period of ten years starting from August 1, 1989. The total amount paid was HK$644 for 1999.

           o TT&C operation and maintenance for all satellites covering the period from June 1, 1998 to May 31, 2000. The total amount paid was HK$4,335 for 1999.

         In 1999, C&W or its related company provided management and technical services to and charged AsiaSat HK$227 for these services.

         Commercial offices and a satellite control centre in Hong Kong were rented from former affiliates of C&W. The yearly rental for the premises was HK$4,359 for 1999.

         The above transactions were charged in accordance with the terms of the relevant agreements by reference to AsiaSat's similar transactions with outside customers on terms agreed between the relevant parties.


14.      FAIR VALUE OF FINANCIAL INSTRUMENTS

         The carrying value of cash and cash equivalents, accounts and other receivables, and accounts and other payables approximates fair value because of the relatively short maturities of these financial instruments. The carrying value of bank loans approximates fair value as they have variable interest rates. The fair value of unbilled lease rental receivable is not determinable.

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

                             (dollars in thousands)


15.      MAJOR CUSTOMERS

         The Company's revenues were derived from the following markets:
                                                                                   1999              2000           2001
                                                                                   ----              ----           ----
         Broadcasting .....................................................          63.0%             70.6%          66.8%

         Telecommunications,
           Internet and Multimedia.........................................          37.0%             29.4%          33.2%

         A customer accounted for 17.2%, 22.8% and 23.0% of the Company's total revenue during the years ended December 31, 1999, 2000 and 2001, respectively.

         Details of the accounts receivable from the five customers with the largest receivables balances at December 31, 2001 are as follows:
                                                                                                     Percentage of
                                                                                                  accounts receivable
                                                                                              2000                  2001
                                                                                              ----                  ----
         Five largest receivable balances.......................................                83.8%                 60.4%
                                                                                              =======               =======


16.      POST BALANCE SHEET EVENT

         Pursuant to a board of directors' meeting of the Company held on March 14, 2002, AsiaSat will make a further capital contribution to SHL amounting to US$4,000 by way of cash and transponder capacity of US$2,500 and US$1,500, respectively. Thereafter, SHL will become a 45.3% affiliate of the Company.

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

                             (dollars in thousands)


17. SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

         The Company's consolidated financial statements are prepared in accordance with HK GAAP, which differs in certain significant respects from US GAAP. The significant difference relates to capitalization of interest. The adjustments necessary to restate net income and shareholders' equity in accordance with US GAAP are shown in the tables set out below.

         Capitalization of interest

         Under HK GAAP, interest on bank loans, including the related costs of obtaining the loans, taken out to finance construction of satellites is capitalized during the period of construction. Under US GAAP, the interest capitalized is computed by applying an average borrowing rate of outstanding debt to the total amount of qualifying assets under construction, not to exceed total interest costs incurred.

         The following table summarizes the effect on net income of differences between HK GAAP and US GAAP:
                                                                                 YEAR ENDED DECEMBER 31,
                                                                                 -----------------------
                                                                 1999              2000              2001           2001
                                                                 ----              ----              ----           ----
                                                                  HK$               HK$               HK$            US$
         Net income as reported under
           HK GAAP........................................        353,575          576,295           562,983         72,177
         US GAAP material adjustments:
           Capitalization of interest including
             effects of its amortization..................         16,069           (8,862)             (577)           (74)
           Tax effect of reconciling items................         (1,286)             709                46              6
                                                                  -------          -------           -------        -------
         Net income under US GAAP.........................        368,358          568,142           562,452         72,109
                                                                  =======          =======           =======        =======
         Basic earnings per share under
           US GAAP........................................           0.94             1.46              1.44           0.18
                                                                  =======          =======           =======        =======
         Diluted earnings per share under US GAAP.........           0.94             1.45              1.44           0.18
                                                                  =======          =======           =======        =======
         Basic earnings per American Depository
           Share ("ADS") under US GAAP....................           9.44            14.56             14.41           1.85
                                                                  =======          =======           =======        =======
         Diluted earnings per ADS under US GAAP...........           9.44            14.52             14.41           1.85
                                                                  =======          =======           =======        =======
         Shares used in computation of
           earnings per share (in thousands)
           Basic..........................................        390,003          390,241           390,266        390,266
                                                                  =======          =======           =======        =======
           Diluted........................................        390,209          391,155           390,266        390,266
                                                                  =======          =======           =======        =======

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

                             (dollars in thousands)


17. SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - CONTINUED

         In 2000, under US GAAP, the write-off of deferred loan origination costs as a result of early repayment of the related bank loans in 2000 should be presented as an extraordinary loss. Such loss totalling HK$7,918 (net of tax) or 2 Hong Kong cents per share (basic and diluted) is not considered significant and accordingly no extraordinary loss is presented.

         The following table summarizes the effect on shareholders' equity of the differences between HK GAAP and US GAAP:
                                                                                             AT DECEMBER 31,
                                                                                             ---------------
                                                                                 2000             2001              2001
                                                                                 ----             ----              ----
                                                                                  HK$              HK$               US$
                                                                           (Restated Note 8)
         HK GAAP...........................................................      2,385,150         2,870,080        367,959

         US GAAP material adjustments:
           Capitalization of interest......................................         93,915            93,338         11,966
           Tax effect......................................................        (11,284)          (11,238)        (1,441)
                                                                                 ---------         ---------        -------

         Shareholders' equity under US GAAP................................      2,467,781         2,952,180        378,484
                                                                                 =========         =========        =======


         Notes:

         1.       One ADS is equivalent to 10 common shares.

         2. The translations of Hong Kong dollar amounts into United States dollars are for convenience only and have been made at a rate of HK$7.8 to US$1, the approximate rate of exchange at December 31, 2001. Such translations should not be construed as representations that Hong Kong dollar amounts could be converted into United States dollars at that or any other rate.

         The following are additional disclosures as required by US GAAP:

         (a) The Company's comprehensive income represents its net income for all the years presented.

         (b)      Had compensation cost for the Company's share option scheme been determined based on the fair value at the grant dates for awards under the share option scheme in accordance with the method of Statement of Financial Accounting Standards ("SFAS")
                  No. 123, "ACCOUNTING FOR STOCK-BASED COMPENSATION", the
                  Company's net income and diluted earnings per share would have been as follows:
                                                                                 1999             2000              2001
                                                                                 ----             ----              ----
                                                                                  HK$              HK$               HK$
                  Net income under US GAAP             As reported               368,358           568,142          562,452
                                                       Pro forma                 342,224           563,054          552,468

                  Diluted earnings per share           As reported                  0.94              1.45             1.45
                    under US GAAP                      Pro forma                    0.88              1.44             1.42

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

                             (dollars in thousands)


17. SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - CONTINUED

                  Compensation expense resulting from the fair value method of SFAS No. 123 may not be representative of compensation expense to be incurred on a pro forma basis in future years.

                  The weighted average fair value of options granted during 1996 and 1999 was HK$11 and HK$14, respectively using the
                  Black-Scholes option-pricing model based on the following
                  assumptions:
                                                              Share options granted in
                                                             1996                  1999
                                                             ----                  ----
                  Risk-free interest rate                      6.115%                 5.92%
                  Expected life                          5 to 7 years          5 to 7 years
                  Expected volatility                             21%                   49%
                  Expected dividend yield                        1.3%                 0.96%

         (c) Starting from January 1, 2001, the Company has adopted SFAS No. 133, "ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES", which requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The adoption of SFAS No. 133 did not have a significant effect on the consolidated financial statements of the Company.

         (d)      Recent changes in accounting standards

                  In June 2001, the Financial Accounting Standard Board (the "FASB") issued SFAS No. 141, "BUSINESS COMBINATIONS", and SFAS No. 142, "GOODWILL AND OTHER INTANGIBLE ASSETS". These statements establish accounting and reporting for business combinations. SFAS No. 141 requires that, among other things, all business combinations entered into subsequent to June 30, 2001, be accounted for using the purchase method of accounting. SFAS No. 142 provides that goodwill and other intangible assets with indefinite lives not be amortized, but will be tested for impairment on an annual basis. SFAS No. 142 is effective for fiscal years beginning after 15th December, 2001. The Company adopted SFAS No. 141 during the year ended December 31, 2001 and it did not impact the Company's financial statements. The Company has adopted SFAS No. 142 on January 1, 2002. Management is assessing, but has not yet determined, the impact that SFAS No. 142 will have on its financial position and results of operations.

                  In August 2001, the FASB issued SFAS No. 143, "ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS". This statement addresses the diverse accounting practices for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company will be required to adopt this standard on January 1, 2003. Management is assessing, but has not yet determined, the impact that SFAS No. 143 will have, if any, on its financial position and results of operations.

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

                             (dollars in thousands)


17. SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - CONTINUED

         (d)      Recent changes in accounting standards - continued

                  The FASB also recently issued SFAS No. 144, "ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS", that is applicable to financial statements issued for fiscal years beginning after December 15, 2001. The FASB's new rules on asset impairment supersede SFAS No. 121, "ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF", and portions of APB Opinion No. 30, "REPORTING THE RESULTS FOR OPERATIONS". The statement requires a single accounting model for long-lived assets to be disposed of and significantly changes the criteria that would have to be met to classify an asset as held-for-sale. Classification as held-for-sale is an important distinction since such assets are not depreciated and are stated at the lower of fair value and carrying amount. The statement also requires expected future operating losses from discontinued operations to be recorded in the periods in which the losses are incurred, rather than as of the measurement date as previously required. Management is assessing, but has not yet determined, the impact that SFAS No. 144 will have, if any, on its financial position and results of operations.

         (e)      Under US GAAP, the deferred gain on sale and leaseback (see
                  Note 5) would be eliminated on consolidation. Accordingly, the amortization of the deferred gain would be eliminated resulting in decreases in depreciation and amortization expense and increases in other income of HK$11,667 in 1999. Operating income would therefore increase by HK$11,667 in 1999.

         (f)      Details of the movements of the allowance for doubtful
                  accounts for the years ended December 31, 1999, 2000 and 2001 are as follows:
                                                                                  1999             2000              2001
                                                                                  ----             ----              ----
                                                                                   HK$              HK$               HK$
                  At beginning of year.................................           37,349            75,364            3,612
                  Bad debt expense.....................................           38,015             3,612             -
                  Bad debt recovered...................................             -               (9,678)            -
                  Amount written off...................................             -              (65,686)            -
                                                                                 -------           -------          -------
                  At end of year.......................................           75,364             3,612            3,612
                                                                                 =======           =======          =======


         Taking into account all the differences between HK GAAP and US GAAP mentioned above, under US GAAP, the Company's consolidated total assets would have been HK$2,996,428 and HK$3,478,060 at December 31, 2000 and 2001, respectively. Consolidated total liabilities would have been HK$528,171 and HK$525,388 at December 31, 2000 and 2001, respectively.

--------------------------------------------------------------------------------

                                  EXHIBIT INDEX

     NUMBER                                EXHIBIT
----------------  --------------------------------------------------------------

      1.1. Memorandum of Association and Bye-laws (incorporated by reference to Exhibit 3.1 of the Company's Registration Statement on Form F-1, File No.3334856).

      4.1. Service Agreement, dated June 5, 1996, between the Company and Peter Jackson (incorporated by reference to Exhibit 10.16 of the Company's Registration Statement on Form F-1, File No.3334856).

      4.2. Service Agreement, dated June 3, 1996, between the Company and William D. Wade (incorporated by reference to Exhibit 10.17 of the Company's Registration Statement on Form F-1, File No.3334856).

      4.3. Amendment 9 to Contract No. AsiaSat-3-001/95, dated March 6, 1998, between Hughes Space and Communications International, Inc. Asia Satellite Telecommunications Company Limited (incorporated by reference to Exhibit 1 on Form 20-F for fiscal year 1997, File No.3334856).

      4.4. Contract for Launch Services, dated March 17, 1998, between Lockheed-Khrunichev-Energia International, Inc. and Asia Satellite Telecommunications Company Limited (incorporated by reference to Exhibit 2 on Form 20-F for fiscal year 1997, File No.3334856).

      4.5. Subscription Agreement made on March 21, 2000, between Tech System Limited, Asia Satellite Telecommunications Company Limited and PhoenixNet Holdings Limited (incorporated by reference to Exhibit 2 on Form 20-F for fiscal year 1999, File No.3334856).

      4.6. Shareholders' Agreement dated as of April 6, 2000, among Asia Satellite Telecommunications Company Limited, Tech System Limited, TVG Asia Communications Fund II and PhoenixNet Holdings Limited (incorporated by reference to Exhibit 3 on Form 20-F for fiscal year 1999, File No.3334856).

      4.7. Loan Agreement dated November 24, 2000, among Asia Satellite Telecommunications Company Limited, Asia Satellite Telecommunications Holdings Limited, HSBC Investment Bank Asia Limited, The Hong Kong and Shanghai Banking Corporation Limited and the banks and financial institutions named therein.

      4.8. Amendment 5 to Contract No.: AsiaSat-3B/4 dated September 7, 2000, between Asia Satellite Telecommunications Company Limited and Hughes Space and Communications International, Inc. (incorporated by reference to Exhibit 4.9 on Form 20-F for fiscal year 2000, File No.3334856)*

      4.9. Contract for Launch Services LKEB-0009-0807 dated September 19, 2000, between AsiaSat and Lockheed Martin Commercial Launch Services, Inc. (incorporated by reference to Exhibit
                  4.10 on Form 20-F for fiscal year 2000, File No.3334856)*

     4.10 Amended and Restated Deposit Agreement (incorporated by reference to Exhibit A to the Registration Statement on Form F-6, File No. 333-13900, relating to the Company's American Depositary Shares).

     4.11.        Share Option Scheme, dated January 25, 2002, of the Company.

     4.12. Lease Agreement, dated March 12, 2001, between AsiaSat and the Hong Kong Industrial Estates Corporation.

     4.13 Construction Contract Agreement, dated March 4, 2002, between AsiaSat and Leighton Contractors (Asia) Limited.

      8.1. Subsidiaries of the Registrant (included on page [34] of this Annual Report).

* Confidential portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission with a request for confidential treatment pursuant to Rule 24B-2.