Form 20-F
period 2002-12-31
ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LTD
filed 2003-06-23
CIK 1015276

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                    FORM 20-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002
                                       OR
[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
         For the transition period from _________ to ___________

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

     As of December 31, 2002, 390,265,500 shares of Common Stock, par value HK$0.10 per share, were issued and outstanding.

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

     Indicate by check mark which financial statement item the registrant has
elected to follow.      Item 17 [_]    Item 18  [X]

================================================================================

                                TABLE OF CONTENTS

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

                                                                            PAGE
                                                                            ----

PART I.........................................................................1

   Item 1.    Identity of Directors, Senior Management and Advisors............1
   Item 2.    Offer Statistics and Expected Timetable..........................2
   Item 3.    Key Information..................................................2
   Item 4.    Information on the Company......................................10
   Item 5.    Operating and Financial Review and Prospects....................31
   Item 6.    Directors, Senior Management and Employees......................43
   Item 7.    Major Shareholders and Related Party Transactions...............51
   Item 8.    Financial Information...........................................54
   Item 9.    Stock Price History.............................................55
   Item 10.   Additional Information..........................................56
   Item 11.   Quantitative and Qualitative Disclosures About Market Risk......57
   Item 12.   Description of Securities Other than Equity Securities..........58

PART II.......................................................................58

   Item 13.   Defaults, Dividend Arrearages and Delinquencies.................58
   Item 14.   Material Modifications to the Rights of Security Holders
              and Use of Proceeds.............................................58

PART III......................................................................58

   Item 15.   Controls and Procedures.........................................58
   Item 16.   [Reserved.].....................................................58

PART IV.......................................................................59

   Item 17.   Financial Statements............................................59
   Item 18.   Financial Statements............................................59
   Item 19.   Financial Statements and Exhibits...............................59

                   SUPPLEMENTAL INFORMATION AND EXCHANGE RATES

    All references to the "Company" herein are references to Asia Satellite Telecommunications Holdings Limited, a Bermuda company incorporated on May 10, 1996, and, unless the context otherwise requires, its subsidiaries. All references to "AsiaSat" herein are to Asia Satellite Telecommunications Company Limited, a Hong Kong company and a wholly-owned indirect subsidiary of the Company and, unless the context otherwise requires, its subsidiaries. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

    The Company and AsiaSat publish their financial statements in Hong Kong Dollars. In this Annual Report references to "US Dollars," "US$" or "$" are to United States Dollars and references to "Hong Kong Dollars," "HK Dollars" or "HK$" are to Hong Kong Dollars. Solely for the convenience of the reader, this Annual Report contains translations of certain Hong Kong Dollar amounts into US Dollars at specified rates. These translations should not be construed as representations that the Hong Kong Dollar amounts actually represent such US Dollar amounts or could be converted into US Dollars at the rates indicated or at all. Unless otherwise stated, the translations of Hong Kong Dollars into US Dollars have been made at the rate of HK$7.80 to US$1.00, the approximate rate of exchange on December 31, 2002. The noon buying rate in New York City for cable transfers in Hong Kong Dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") was HK$7.7988 to US$1.00 on December 31, 2002. The Noon Buying Rate on May 30, 2003 was HK$7.7987 to US$1.00.

    See "Glossary of Certain Terms" below for definitions of certain terms used in this Annual Report.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

    This Annual Report on Form 20-F contains certain forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for certain forward-looking statements. When used in this Annual Report on Form 20-F, the words "estimate," "project," "anticipate," "expect," "intend," "believe" and similar expressions are intended to identify forward-looking statements and information. The Company identifies the following important factors which could cause its actual results to differ materially from any results which might be projected, forecast, estimated or budgeted by the Company in forward-looking information. All of such factors are difficult to predict and many are beyond the control of the Company. Accordingly, while the Company believes that the assumptions underlying the forward-looking information are reasonable, there can be no assurance that such assumptions will approximate actual experience, and in such event, actual results could differ materially from the predictions contained in this Annual Report on Form 20-F. These important factors include, but are not limited to: (i) the continued operation of the existing in-orbit satellites, (ii) future economic and competitive conditions in the Asia-Pacific regional satellite market in which AsiaSat competes, (iii) the Company's success in obtaining necessary regulatory approvals and licenses, and (iv) the continued ability of the Company to meet its debt obligations and fund its capital expenditure programs.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.

         Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         Not applicable.

ITEM 3.  KEY INFORMATION

                         SELECTED FINANCIAL INFORMATION

         The summary income statement data of the Company for the years ended December 31, 2000, 2001 and 2002 and the summary balance sheet data of the Company as of December 31, 2001 and 2002 set forth below are derived from, and are qualified in their entirety by reference to, the audited consolidated financial statements of the Company, including the notes thereto, included elsewhere herein and in "Operating and Financial Review and Prospects." The summary income statement data for the years ended December 31, 1998 and 1999 and the summary balance sheet data as of December 31, 1998, 1999 and 2000 set forth below are derived from audited consolidated financial statements of the Company not included herein. The consolidated financial statements of the Company are prepared and presented in accordance with accounting principles generally accepted in Hong Kong, or Hong Kong GAAP, which differ in certain material respects from accounting principles generally accepted in the United States, or U.S. GAAP. Note 15 to the Company's consolidated financial statements contains descriptions of the significant differences between Hong Kong GAAP and U.S. GAAP, a reconciliation of net income from Hong Kong GAAP to U.S. GAAP for the years ended December 31, 2000, 2001 and 2002, and a reconciliation of shareholders' equity from Hong Kong GAAP to U.S. GAAP as of December 31, 2001 and 2002. In addition, Note 15 to the Company's consolidated financial statements contains additional disclosures required under U.S. GAAP, which are not disclosed elsewhere in the notes to the Company's consolidated financial statements.

                                                          AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                          ---------------------------------------------------------------------------
                                            1998         1999          2000          2001          2002         2002
                                            ----         ----          ----          ----          ----         ----
                                             HK$          HK$           HK$           HK$           HK$          US$
                                                (in millions, except for percentages and per share amounts)
INCOME STATEMENT DATA:
Hong Kong GAAP:
   Revenues .....................          902.7        806.8       1,002.9         969.5         950.8        121.9

   Total operating expenses .....          408.7        383.7         307.4         310.9         324.4         41.6

   Operating income .............          494.0        423.1         695.5         658.6         626.4         80.3

   Other income (expenses) ......           27.2        (17.8)          4.6          16.3           6.5          0.8

   Equity in losses of affiliates             --           --         (43.9)        (41.3)          9.1          1.2

   Net income ...................          463.0        353.6         576.3         563.0         554.7         71.1
   Earnings per share
      Basic .....................           1.19         0.91          1.48          1.44          1.42         0.18
      Diluted ...................           1.19         0.91          1.47          1.44          1.42         0.18
   Earnings per ADS
      Basic .....................          11.87         9.07         14.77         14.40         14.21         1.82
      Diluted ...................            N/A         9.06         14.73           N/A           N/A          N/A
Dividend declared per share:

                                                          AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                          ---------------------------------------------------------------------------
                                            1998         1999          2000          2001          2002         2002
                                            ----         ----          ----          ----          ----         ----
                                             HK$          HK$           HK$           HK$           HK$          US$
                                                (in millions, except for percentages and per share amounts)
   Ordinary .....................           0.20         0.20          0.20          0.20          0.25         0.03
Number of shares outstanding (in
     thousands) .................        390,000      390,075       390,266       390,266       390,266      390,266
U.S. GAAP:
   Operating income .............          538.2        439.2         686.7         658.0         607.9         77.9
   Net income ...................          504.3        368.4         568.1         562.5         538.1         69.0
   Earnings per share
      Basic .....................           1.29         0.94          1.46          1.44          1.38         0.18
      Diluted ...................           1.29         0.94          1.45          1.44          1.38         0.18
   Earnings per ADS
      Basic .....................          12.93         9.44         14.56         14.41         13.79         1.77
      Diluted ...................            N/A         9.44         14.52           N/A           N/A          N/A
BALANCE SHEET DATA:
Hong Kong GAAP:
   Working capital ..............        1,189.0        144.2         (70.3)         86.8         239.0         30.6
   Property, plant and
        equipment ...............        1,976.3      2,210.7       2,521.2       2,942.3       3,232.4        414.4
Total assets ....................        3,567.3      3,137.7       2,902.5       3,384.7       3,936.4        504.7

   Long-term liabilities (1) ....        1,729.0        579.3         217.9         288.8         326.0         41.8
   Total liabilities (excluding .        2,003.1      1,308.2         516.9
        minority interests) .....          514.2        589.1          75.5
   Capital stock ................           39.0         39.0          39.0          39.0          39.0          5.0
   Total shareholders' equity
        (net assets) ............        1,552.1      1,829.0       2,385.2       2,870.1       3,346.7        429.1
U.S. GAAP:
   Property, plant and equipment         2,015.8      2,226.8       2,512.3       3,035.7       3,302.6        423.4
   Total assets .................        3,642.3      3,240.4       2,996.4       3,478.1       4,011.2        514.3

   Long-term liabilities (1) ....        1,728.0        591.3         229.2         300.1         335.4         43.0
   Total liabilities (excluding
        minority interests) .....        1,959.4      1,265.6         528.2         525.4         598.5         76.7
   Total shareholders' equity
        (net assets) ............        1,682.7      1,974.5       2,467.8       2,952.2       3,412.2        437.4

----------

(1)  Excludes current portion of long-term liabilities.

         The Company declared a dividend of HK$0.20 per share of its Common Stock for both years 2001 and 2002. The Company also proposed a final dividend of HK$0.19 and a special dividend of HK$0.25 per share of its Common Stock for the year 2002.

         HISTORICAL EXCHANGE RATE INFORMATION

         The Hong Kong Dollar is freely convertible into other currencies, including the US Dollar. Since October 17, 1983, the Hong Kong Dollar has been linked to the US Dollar at the rate of HK$7.80 to US$1.00. The central element in the arrangements that gives effect to the link is an agreement between the Hong Kong Government and the three Hong Kong banknote-issuing banks, The Hong Kong and Shanghai Banking Corporation Limited, Standard Chartered Bank and, since May 1, 1994, Bank of China. Under this agreement, the Hong Kong Government Exchange Fund issues certificates of its indebtedness to the banknote-issuing banks against payment in US Dollars at the fixed exchange rate of HK$7.80 to US$1.00. The banknote-issuing banks hold the certificates of indebtedness to cover the issuances of banknotes. When the banknotes are withdrawn from circulation, the banknote-issuing banks surrender the certificates of indebtedness to the Hong Kong Government Exchange Fund and are paid the equivalent US Dollars at the fixed exchange rate. Exchange transactions in the Hong Kong Dollar against the US Dollar continue in the foreign exchange market.

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


                                       HONG KONG DOLLAR/US DOLLAR
                                            NOON BUYING RATE
                        -------------------------------------------------------

                          AVERAGE (1)       HIGH          LOW       PERIOD END
                              HK$            HK$          HK$          HK$
                        --------------   ----------    ---------  -------------

1998..................      7.7465         7.7595        7.7355       7.7476

1999 .................      7.7599         7.7814        7.7210       7.7740

2000 .................      7.7924         7.8008        7.7767       7.7999

2001 .................      7.7997         7.8004        7.7970       7.7980

2002 .................      7.7997         7.8095        7.7970       7.7988

December 2002 ........      7.7988         7.7992        7.7980       7.7988

January 2003 .........      7.7994         7.8001        7.7988       7.8001

February 2003 ........      7.7995         7.8000        7.7989       7.7991

March 2003 ...........      7.7991         7.7995        7.7987       7.7995

April 2003 ...........      7.7996         7.7998        7.7991       7.7991

May 2003..............      7.7991         7.7995        7.7985       7.7987

(1) The average of the Noon Buying Rates on the last day of each month during the period.

                                  RISK FACTORS

         RISK OF LAUNCH AND IN-ORBIT FAILURE, LOSS, REDUCED PERFORMANCE AND SATELLITE DEFECTS

         Satellites are subject to significant risks, including launch and in-orbit failure, satellite defects, destruction and damage that may result in total or partial loss or incorrect orbital placement or may prevent proper commercial operation. Approximately 12% of all commercial geosynchronous satellites have experienced a total or constructive total loss. The failure rate varies by launch vehicle, launch services provider and satellite manufacturer. A total or constructive total loss of any of our satellites would adversely affect the Company. In addition, any defects in AsiaSat 2, AsiaSat 3S or AsiaSat 4 may also adversely affect the Company. See "Information on the Company -- Satellites -- AsiaSat 2."

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

         LIMITED LIFE OF SATELLITES

         A number of factors affect the estimated useful life of a satellite, including the quality of their construction, the durability of their component parts, the amount of fuel on-board, the launch vehicle used and the skill with which the satellite is monitored and operated. There can be no assurance as to the specific longevity of AsiaSat 2, AsiaSat 3S or AsiaSat 4. The Company's results of operations would be adversely affected in the event the useful life of AsiaSat 2, AsiaSat 3S or AsiaSat 4 were significantly shorter than the estimates stated in "Information on the Company -- Satellites." See "Information on the Company -- Insurance."

         RISK OF LOSING SATELLITE SERVICE REVENUES IF OTHER SATELLITES INTERFERE WITH THE COMPANY'S TRANSMISSIONS

         Satellites operating from orbital slots that are adjacent to, and using the same band of frequencies as, the Company's satellites could interfere with the transmissions made by its satellites. Such interference could lead to the loss of satellite service revenues if customers migrate to competitors who operate satellites without such interference. The Company has entered into frequency coordination agreements with certain other operators to avoid any material interference and pursuant to which the Company has agreed to certain operating constraints. The Company's ability to use its orbital slots could be further constrained in order to avoid material interference with other satellites and the Company could enter into disputes over interference in the future. See "Information on the Company -- AsiaSat 4" and "Information on the Company -- Additional Orbital Slots and Use of Frequencies."

         RISK OF LOSS OR DAMAGE TO SATELLITES, GROUND BASED SATELLITE CONTROL EQUIPMENT OR SATELLITE STATIONS FROM ACTS OF WAR, TERRORISM, ELECTROSTATIC STORM, SPACE DEBRIS AND OTHER NATURAL DISASTERS

         The loss, damage or destruction of AsiaSat 2, AsiaSat 3S or AsiaSat 4, or damage or destruction to AsiaSat's ground based satellite control equipment and satellite stations, as a result of military actions or acts of war, terrorism, anti-satellite devices, electrostatic storm, collision with space debris, other natural disasters or other causes would have an adverse effect on the Company. AsiaSat's insurance policies include standard commercial satellite insurance provisions and customary exclusions from losses resulting from (i) military or similar actions, (ii) terrorism, (iii) laser, directed energy or nuclear anti-satellite devices, (iv) insurrection and similar acts or governmental action to prevent such acts, (v) governmental confiscation, (vi) nuclear reaction or radiation contamination or (vii) willful or intentional acts of AsiaSat or its contractors. See "Information on the Company -- Insurance."

         RELIANCE UPON SIGNIFICANT CUSTOMER

         The Company's largest customer is STAR Group Limited ("STAR"), which is a Hong Kong-based international satellite television broadcasting company that broadcasts over the greater

Asian region and is wholly-owned by The News Corporation Limited, a leading international media group. STAR accounted for approximately 22.8%, 23.0% and 23.5% of AsiaSat's revenues in the years ended December 31, 2000, 2001 and 2002, respectively. See "Information on the Company - Services and Customers."

         The Company could be adversely affected by the loss of STAR as a customer or if STAR failed to perform its obligations in accordance with the terms of its transponder utilization agreements. There can be no assurance that STAR will enter into additional transponder utilization agreements with the Company upon the expiration of existing transponder utilization agreements.

         RISK OF TECHNOLOGICAL CHANGES

         Technology in the satellite broadcasting and telecommunications industry is in a rapid and continuing state of change. Technological developments may have an adverse impact on the Company. First, because the Company's satellites have an estimated useful life of approximately 15 years, the technology used in the Company's satellites may not be the most advanced at some future date. As a consequence, customers could migrate to satellite operators offering new generations of competing satellite systems that incorporate more advanced technologies, or more suitable satellite capabilities or configurations, after the expiration of the Company's initial contract term, which would result in a loss of revenues. In addition, the Company might be required to replace satellites earlier than expected to address these developments. Second, increased transponder efficiency resulting from advances in compression technology, if not offset by increased applications for satellite capacity, may cause an overall decrease in demand for such capacity.

         RISKS RELATED TO U.S. EXPORT CONTROLS

         The United States tightly restricts the export of commercial communications satellites and satellite-related components and technology. U.S. export control policy toward Hong Kong and the Company is affected by U.S.-Sino relations, which can vary substantially from time to time. AsiaSat has sourced satellites in the United States in the past; for example, the construction of AsiaSat 4 was completed in the United States. There can be no assurance that U.S. policy will not change in ways that will have a negative effect on the export of future satellites, including the timing of such export, nor can there be any assurance that future U.S. sourcing by the Company will be unimpeded by U.S. export restrictions.

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

         HONG KONG. As an operator of privately owned satellites, AsiaSat is subject to the regulatory authority of Hong Kong, the Office of the Telecommunications Authority of Hong Kong, which in turn is subject to the control and supervision of the People's Republic of China ("China"). The business prospects of the Company could be adversely affected by the adoption of new laws, policies or regulations, or changes in the administration, interpretation or application of existing laws, policies and regulations that modify the present regulatory environment in Hong Kong.

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

         The Company's operation of earth stations is subject to the Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong) (the "Telecommunications Ordinance"). The Telecommunications Ordinance contains provisions for the taking of possession by the Hong Kong Government of telecommunications stations if the Chief Executive in Council is of the opinion that an emergency has arisen in which it is expedient for the public service that the Hong Kong Government should have control over telecommunications stations. See "Information on the Company - Regulation - Hong Kong Regulation."

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

         The laws of certain countries require television broadcasters and satellite telecommunication users providing services in such countries generally to use state-owned or locally-owned satellites. These legal requirements prevent the Company and other satellite companies from competing to provide transponder capacity to these potential customers. There can be no assurance that other countries in the Asia-Pacific region, including countries in which the Company already has customers, will not impose similar requirements to use state-owned or locally-owned satellites in the future. The imposition of such requirements could adversely affect the Company's results of operations. See "Information on the Company - Competition."

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

         INTERNATIONAL TELECOMMUNICATION UNION. AsiaSat's use of orbital slots and radio frequency is subject to regulation by the International Telecommunication Union. Nations are required by treaty to make a filing of their proposed use of satellite orbital slots for geostationary satellites with the Radiocommunication Bureau of the International Telecommunication Union. When a conflict or potential conflict is noted, nations are obligated to negotiate in an effort to coordinate the proposed uses and resolve any interference concerns. The Radiocommunication Bureau, however, has no formal dispute resolution mechanism, and if nations cannot agree on a resolution, a satellite system will not be entitled to the full interference protection afforded under international law. See "Information on the Company - Regulation - International Telecommunication Union."

         POLITICAL AND ECONOMIC RISKS

         AsiaSat is a Hong Kong company. Substantially all of AsiaSat's revenues are derived from its operations conducted in the Asia-Pacific region. In 2000, 2001 and 2002, approximately 58.6%, 61.0% and 58.2%, respectively, of AsiaSat's revenues, were derived from customers from Greater China, which includes mainland China, Hong Kong, Macau and Taiwan. Furthermore, during 2000, 2001 and 2002, approximately, 22.8%, 23.0% and 23.5%, respectively, of AsiaSat's revenues were attributable to transponder utilization agreements with STAR, a Hong Kong company. As a result, the Company's financial condition and results of operations may be influenced by the political situation in the Asia-Pacific region and by the general state of the economies in such region.

         CHINA. General economic conditions in China could have a significant impact on the financial prospects of the Company. The economy of China has been changing dramatically with a gradual reduction in the role of state economic plans in the allocation of resources, pricing and management of assets and an increased reliance on market forces. Any slowdown in economic growth or return to non-market policies could adversely affect business in China.

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

         Almost all payments under AsiaSat's transponder utilization agreements are made in US Dollars. Since China has extensive foreign exchange controls, the ability of Chinese companies to convert Renminbi (the currency of China) into foreign currency and to purchase foreign currency is subject to various Chinese laws and regulations. China's current or future foreign exchange controls could adversely affect the ability of the Company's customers to make payments to the Company in US Dollars.

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

         SARS. The Company's business could be adversely affected by the continued effects of Severe Acute Respiratory Syndrome (or SARS) on the economic and business climate in the Asian region. Restrictions on travel resulting from the continued existence of SARS could adversely affect the Company's ability to market and service new and existing customers throughout the Asian region. In addition, the Company's results of operations could be adversely affected to the extent that SARS harms the economy in China or the Asian region generally.

         LIMITATIONS ON WARRANTIES AND INSURANCE

         Pursuant to AsiaSat's satellite construction contracts with Boeing Satellite Systems, International, Inc. (formerly known as Hughes Space and Communications International, Inc.) ("Boeing") and Lockheed Martin, AsiaSat is the beneficiary of certain limited performance-based, operational warranties on its satellites. However, the limited contractual warranties do not cover a substantial portion of the risk inherent in satellite launches or satellite operations. Furthermore, there has been a general rise in the cost of insurance following a series of satellite failures. In addition, while the cost of insurance has increased, insurance coverage has decreased as a result of the increase in satellite in-orbit failures and the terrorist events on and after September 11, 2001.

         AsiaSat has in-orbit insurance coverage for AsiaSat 2 and AsiaSat 3S. AsiaSat's in-orbit insurance must be renewed annually. AsiaSat obtained launch and initial in-orbit insurance coverage for AsiaSat 4 prior to its launch.

         There are circumstances in which AsiaSat's insurance will not fully reimburse AsiaSat for its expenditures with respect to launching a replacement satellite (for example, if the cost of replacement exceeds the sum insured), and the insurance will not compensate AsiaSat for business interruption and similar losses (including, among other things, loss of market share, loss of revenue and incidental and consequential damages) which might arise from the failure of a satellite launch and launch of a replacement satellite or a failure of a satellite to perform to specifications. For a description of the amounts and coverage of AsiaSat's launch, in-orbit and liability insurance, see "Information on the Company -- Insurance."

         RISK OF LIMITED MARKET DEMAND AND INCREASING COMPETITION

         The business in which the Company operates is highly competitive. The satellite services provided by the Company are used by its customers for point to multipoint communication (principally television broadcasting, private communication networks, Internet and multimedia services). The Company's principal competitors are regional and domestic satellite companies operating in the Asia-Pacific region. Many of these competitors have long-standing customer relationships and are substantially larger, and have financial resources that are substantially greater, than those of the Company. See "Information on the Company - Competition."

         TRANSPONDER OVERSUPPLY. It is expected that in 2003, the supply of transponders will continue to exceed the demand for transponders. The Company believes that this imbalance cannot be quickly corrected until global economic conditions improve and new applications and services take up existing capacity. See "Information on the Company - Competition - Transponder Oversupply."

         COMPETING SYSTEMS AND SATELLITES. AsiaSat competes with a number of regional and domestic satellites and satellite systems such as APSTAR, Chinasat, ChinaStar, INSAT, JSAT, Koreasat, MEASAT, New Skies Satellites, Palapa, PanAmSat, Singtel Optus, SINOSAT, Superbird, Thaicom and others. The Company believes that most of the domestic systems are planning to add at least some regional transponders to their next generation of satellites. The increased competition could adversely affect the Company's business prospects. See "Information on the Company - Competition - Competition Restriction from Domestic Systems."

         FIBER OPTIC SYSTEMS. Fiber optic systems have been widely installed within the region for point to point trans-oceanic communications. In addition, point to point fiber optic connections between major cities in Asia are common. As fiber optic coverage increases, the competitiveness of satellites for point to point communication will diminish.

         RISK OF LOSS OF ORBITAL SLOTS

         In addition to the three primary positions of 100.5 degrees East, 105.5 degrees East, and 122 degrees East, in which the Company's satellites currently operate, China has filed requests with the International Telecommunication Union on behalf of AsiaSat for a number of other operational locations including 77.5 degrees East, 85.5 degrees East, 90.5 degrees, East 98 degrees East and 116 degrees East. There is no assurance that AsiaSat will maintain its right to operate satellites in its primary positions. There is also no assurance that AsiaSat will obtain rights to launch satellites into the additional orbital slots or that if it does obtain such rights, that it will be able to fully use the allocated frequencies because of the limitations imposed by coordination agreements with other satellite systems. See "Information on the Company - Satellites - Additional Orbital Slots and Use of Frequencies" and "Information on the Company - Satellites - AsiaSat 4."

         SUBSTANTIAL LEVERAGE

         AsiaSat may have borrowings under its existing loan facility. This loan facility contains certain covenants, including debt to equity covenants, which if the Company draws down on the loan facility would prevent the Company from undertaking certain acquisitions and purchases that may be necessary to its growth. See "Operating and Financial Review and Prospects - Liquidity and Capital Resources."

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

         ORGANIZATIONAL STRUCTURE

         The Company is the parent company of AsiaSat. AsiaSat holds a 45.3% interest in SpeedCast Holdings Limited.

         ACQUISITIONS AND INVESTMENTS

o In March 2000, the Company entered into an agreement to acquire a 36.5% interest in SpeedCast Holdings Limited, which wholly owns SpeedCast Limited (formerly known as PhoenixNet Limited) ("SpeedCast") by making contributions in-kind of HK$97.5 million (US$12.5 million), of which, HK$62.4 million (US$8 million) was contributed by means of the provision of one C-band transponder for use by SpeedCast for a fixed period of approximately thirty-eight months. The balance of HK$35.1 million (US$4.5 million) was contributed by means of the provision of a Gen II Platform and other support for a fixed period of twenty-four months. In March 2002, the Company entered into a further agreement to acquire an additional 8.8% interest in SpeedCast Holdings Limited by making an aggregate contribution of HK$31.2 million (US$4.0 million), of which HK$19.5 million (US$2.5 million) was in cash and HK$11.7 million (US$1.5 million) was by means of extending the usage of one C-band transponder by SpeedCast Holdings Limited for a further period of 219 days from February 4, 2003. See "- Services and Customers - Multimedia" and "Operating and Financial Review and Prospects - Introduction."

o In September 2000, the Company entered into an agreement with each of Boeing and Lockheed Martin for the construction and launch of AsiaSat
         4. This satellite was successfully launched in April 2003. The aggregate investment for the construction, launch and launch insurance of AsiaSat 4 was approximately HK$1,747.2 million (US$224 million) and was financed completely through internal funds. See " - Satellites - AsiaSat 4" and "Operating Financial Review and Prospects - Planned Capital Expenditures."

o In March 2001, AsiaSat entered into an agreement with respect to the lease of the Tai Po Site. For details with respect to the lease of the Tai Po Site, see "Additional Information - Material Contracts", "- Business Overview" and "- Property, Plants and Equipment - Land Facilities." In March 2002, AsiaSat entered into a construction agreement with Leighton Contractors Asia Limited with respect to the construction of a satellite control center on the Tai Po Site. In December 2002, AsiaSat entered into an agreement with Globecomm Systems Europe Limited for the procurement of the TT&C RF System to be installed at the satellite control center at the Tai Po Site at a cost of HK$39.0 million (US$5.0 million). The investment for the construction of the satellite control center on the Tai Po Site (including the TT&C RF System) is estimated to be approximately HK$243.2 million (US$31.2 million). As at December 31, 2002, a gross amount of HK$86.2 million (US$11.1 million) has been spent on the investment in the Tai Po Site. See "Additional Information - Material Contracts" and "Operating and Financial Review and Prospects - Liquidity and Capital Resources - Planned Capital Expenditures."

         BUSINESS OVERVIEW

         The Company, through its wholly-owned subsidiary, AsiaSat, is a leading provider of high quality satellite transponder capacity in Asia. The Company's satellites are positioned over the

Asian landmass and offer its customers comprehensive coverage of close to 70% of the world's population. The Company operates three satellites -- AsiaSat 2, AsiaSat 3S and AsiaSat 4.

         AsiaSat 1, Asia's first privately owned commercial satellite covering the Asian region, was launched in 1990. Traffic on AsiaSat 1 was transferred to AsiaSat 3S in 1999, and AsiaSat 1 was moved from the 105.5 degrees East orbital slot to the 122 degrees East orbital slot. AsiaSat 1 was retired in February 2003. AsiaSat 2, which provides increased footprint coverage over AsiaSat 1 with a substantial gain in signal power, was launched in 1995 and began commercial service in January 1996. AsiaSat 3S was launched from the Baikonur Cosmodrome in the Republic of Kazakhstan and began commercial service in 1999. AsiaSat 3S has a similar footprint coverage to AsiaSat 2. Together, the Company's current satellites provide coverage to more than 50 countries, with approximately 3.3 billion people, from Siberia to Australia and from Japan to the Middle East.

         AsiaSat 4 has undergone in-orbit testing and is now operational at 122 degrees East. AsiaSat 4 is a high power satellite having C-band coverage and power substantially similar to AsiaSat 2 and AsiaSat 3S. Because AsiaSat 4 has a more easterly location, its C-band coverage favors the Pacific-Rim, Australia and New Zealand to a greater degree than previous AsiaSat satellites. The Ku-band coverage of AsiaSat 4 is designed to meet the requirements of both broadcast satellite services frequencies and fixed satellite services frequencies for maximum flexibility. In June 2000, the Company received a Telecommunication License from the Office of the Telecommunications Authority of Hong Kong allowing AsiaSat to operate the broadcast satellite services frequencies and the fixed satellite services frequencies on AsiaSat 4. See "-- Telecommunications -- Telecommunication License."

         The Company has leased a site in Tai Po Industrial Estates, New Territories, Hong Kong (the "Tai Po Site"), to support the growth of the Company's business. The Tai Po Site will be used to build a new satellite control center (the "Tai Po Earth Station") that will also allow AsiaSat to offer its customers additional and improved services. These services include uplink, technical support and other value added services. For a general discussion on earth stations, see "--Regulation - Hong Kong Regulation." Construction of the Tai Po Earth Station is currently progressing on schedule and is expected to be completed in the second half of 2003. See "Additional Information - Material Contracts."

         As of December 31, 2002, the utilization rate for AsiaSat 2 and AsiaSat 3S was approximately 66% and 62%, respectively, under transponder utilization agreements and transponder purchase agreements.

         The Company provides transponder capacity primarily to the broadcasting, telecommunications (including private communication networks), Internet and multimedia markets. AsiaSat has entered into separate transponder utilization agreements with over 100 customers from various countries and regions, including Australia, China, Germany, Hong Kong, Japan, the Kingdom of Saudi Arabia, Korea, Kuwait, Pakistan, Switzerland, Taiwan, the United Kingdom, the United States and Vietnam.

         In 2000, 2001 and 2002, approximately 58.6%, 61.0% and 58.2%, respectively, of the Company's revenues were derived from customers from Greater China, which includes mainland China, Hong Kong, Macau and Taiwan.

         The Company believes that AsiaSat 3S is the leading satellite for regional television programming distribution in Asia based on the number of viewers watching programming distributed on AsiaSat 3S. The Company's largest customer, STAR, is a Hong Kong-based international satellite television broadcasting company that broadcasts over the Asian region.

         SERVICES AND CUSTOMERS

         During the last three years, the Company's revenues were derived from the following markets:


                                          2000        2001        2002
                                        -------     -------    --------

Broadcasting.................            70.6%       66.8%       68.3%

Telecommunications, Internet             29.4%       33.2%       31.7%
   and Multimedia............

         Total revenue from the Company's five largest customers in each of the years ended December 31, 2000, 2001 and 2002 was HK$428.3 million, HK$429.8 million and HK$410.9 million, respectively, which represented 42.9%, 44.3% and 43.2%, respectively, of total revenue. Revenues from the Company's largest customer represented 22.8%, 23.0% and 23.5% of total revenue for the years ended December 31, 2000, 2001 and 2002, respectively.

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

         After migrating all traffic from AsiaSat 1 to AsiaSat 3S in 1999, STAR now offers a bouquet of analog and digital services, including both subscription and free-to-air television, that according to STAR reaches more than 300 million viewers across the Asia-Pacific region.

         In 1998, STAR entered into leases for seven transponders on AsiaSat 3S, six of which continue for the entire life of AsiaSat 3S and one of which will expire in January 2008. In 1999, STAR entered into three year leases for two additional transponders on AsiaSat 3S that commenced in 1999 when AsiaSat 3S began commercial operations. These two short-term leases were terminated in March and June 2000, respectively, and were replaced by two long-term leases with terms equaling the period of AsiaSat 3S's remaining useful life. The leases entered into by STAR for capacity on AsiaSat 3S are for a smaller number of transponders than under the previous arrangements because of the consolidation of all its services onto AsiaSat 3S, the footprint coverage of AsiaSat 3S as well as the application of transmission technologies, such as digital compression, which enhance the capacity of each transponder.

         The Company's results of operations could be adversely affected by the loss of STAR as a customer or if STAR failed to perform its obligations in accordance with the terms of its transponder utilization agreements. There can be no assurance that STAR will enter into additional transponder utilization agreements with the Company, either for AsiaSat 3S or other satellites, upon the expiration of existing transponder utilization agreements. See "Key Information
- Risk Factors - Reliance Upon Significant Customer."

         AsiaSat currently is not subject to any exclusivity arrangement with any of its customers. Other broadcasters on its satellite fleet using its transponders include Pakistan TV, ZEE Telefilms, Associated Press Television News, the Ministry of Information of Saudi Arabia, the Ministry of Information of Kuwait, UAE Radio & TV, BBC World Service Radio, Voice of America, Worldnet, Deutsche Welle of Germany, TV5, RAI of Italy, RTVE of Spain, RTPi of Portugal, Fashion TV, TVB Satellite Broadcasting of Hong Kong, SABe TV, the European Broadcasting Union, Arirang TV, Sahara TV, Turner Broadcasting System, Asia Plus, Sun TV, Tech TV, Bloomberg TV, Network of the World and Reuters TV.

         In addition, governmental bodies seek to use satellites to expand their coverage to remote and underdeveloped regions of their countries that would otherwise be unserviced. The signals are received at rebroadcast centers and retransmitted to viewers. The State Administration of Radio, Film and Television of China (formerly, the Ministry of Radio, Film and Television) uses capacity on AsiaSat 2 and AsiaSat 3S to distribute domestic and international television programming. China's first digital compressed pay TV service is operated by the State Administration of Radio, Film and Television of China on AsiaSat 2 via links to China's cable network systems. Currently 22 television channels from 21 provinces in China with two autonomous regions and three municipalities are broadcasting on AsiaSat 2 C-band and Ku-band transponders.

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

         China represents one of the world's largest potential markets for satellite communications. Private communications networks in China are numerous and growing. Approximately 44 organizations in China in such businesses as banking, securities, publishing and oil have established private networks utilizing AsiaSat 2 or AsiaSat 3S to link remote sites with their central headquarters.

         AsiaSat's Chinese telecommunications customers on AsiaSat 3S include the People's Bank of China, the Shanghai Stock Exchange, the People's Daily, CITIC Guoan Information Industry Company Limited and China Petrochemical Corporation. In addition, two Chinese entities have entered into transponder purchase agreements to use one Ku-band transponder on AsiaSat 3S.

         Five Chinese ministries and agencies have entered into transponder purchase agreements to use a total of 1.7 Ku-band transponders on AsiaSat 2: the Ministry of Water Resources, the Ministry of Commerce, the Ministry of Railways, the China Meteorological Administration and Xinhua News Agency. These five ministries and agencies are using this capacity for a variety of very small aperture terminal network applications. Other Chinese organizations which are utilizing Ku-band transponder capacity on AsiaSat 2 include the Bank of China, China Unicom, Tsinghua University, Yinmore Telecommunication Technology Company Limited and Beijing Asia Pacific East Communication Network Ltd.

         AsiaSat's telecommunications customers on AsiaSat 2 also include Vietnam Telecom International, Reach, Corporate Access, Associated Press, Reuters Asia, the International Air Transport Association, Korea Telecom, Teleport Access Services and Pakistan Telecom.

         EUROPE. AsiaSat has launched a digital broadcast platform on AsiaSat 2 that offers one stop shop services including satellite capacity, signal turnaround facilities and analog/digital conversion to broadcast customers from Europe and the Middle East for their services to Asia and Australia. The turnaround facilities are supplied pursuant to an agreement with IRIS Gateway Satellite Services Limited through its Makarios earth station in Cyprus. The earth station is able to receive signals from European and Middle East satellites and uplink the signals to AsiaSat 2.

         MULTIMEDIA AND INTERNET. SpeedCast has installed a multimedia platform that enables distribution of Internet services and other multimedia content. Customers may use this format when distributing content on the AsiaSat satellite system.

         AsiaSat now holds a 45.3% interest in SpeedCast Holdings Limited, which was formed in 1999 to principally provide high speed Internet, multimedia content delivery, and corporate broadcast services such as data packages delivery and Internet streaming. SpeedCast, in addition to providing the principal services, also launched on-line music distribution, on-line multimedia services and revolutionary streaming encryption system. SpeedCast began trial operations on March 15, 2000. During the year, SpeedCast also launched a new service for two-way operation, which provides more efficient connection for content delivery. See "Operating and Financial Review and Prospects - Introduction." Customers including SpeedCast and Pacific Century Matrix use AsiaSat 2 and AsiaSat 3S to offer broadband (which refers to the provision of multiple channels of data over a single communications channel), Internet and multimedia services.

         EFTNS LICENSE. The Office of the Telecommunications Authority of Hong Kong accepted AsiaSat's application for an External Fixed Telecommunication Network Services ("EFTNS") license on January 18, 2000. An EFTNS license allows license holders to uplink broadcasting programs and to provide public telecommunication services linking Hong Kong and other countries either on their own business initiatives, or for and on behalf of their customers via satellites. Obtaining an EFTNS license will enable AsiaSat to provide a one-stop service to its customers, including the provision of transponder capacity and uplinking or downlinking broadcasting programs, and telecommunication services to audiences or operators outside Hong Kong. At the moment, AsiaSat's broadcasting or telecommunications customers have to uplink their programs and services by either establishing their own uplinking facilities or employing the uplinking services of other licensed operators. This service would complement AsiaSat's core business of providing high-quality satellite transponder capacity by offering one-stop shop services. Recently, AsiaSat submitted an application to the Office of the Telecommunications Authority of Hong Kong to enable the commencement of the service using the teleport facilities at the Tai Po Facility in October 2003.

         TELECOMMUNICATION LICENSE. On June 27, 2000, the Company was granted a telecommunication license (the "Telecommunication License") from the Office of the Telecommunications Authority of Hong Kong allowing the broadcast satellite services frequencies to be incorporated into the payload of AsiaSat 4 at the 122 degrees East orbital position. Broadcast satellite services frequencies were assigned to Hong Kong by the 1997 World Radiocommunication Conference ("WRC '97") of the International Telecommunication Union. The 2000 World Radiocommunication Conference ("WRC-2000") later revised these assignments and further assigned more frequencies to Hong Kong. These frequencies are designated for satellite broadcasting uses and are receivable in Hong Kong and surrounding areas with very small antennas. They can be used to provide Direct-to-Home satellite broadcasting services, which refers to a satellite service that delivers television programming directly to consumer homes using a small antenna and related equipment. Adding the broadcast satellite services frequencies onto AsiaSat 4 will enable AsiaSat to offer high power and wide coverage for broadcasting services in Hong Kong and the surrounding areas. By installing a very small dish, viewers will be able to enjoy a whole new range of programming.

         The license referenced above also allows the fixed satellite services frequencies to be incorporated into the AsiaSat 4 payload. Accordingly, the Company has incorporated the broadcast satellite services and fixed satellite services frequencies as part of the AsiaSat 4 payload.

         The main difference between the broadcast satellite service and the fixed satellite service in AsiaSat's case is that it gives access to additional spectrum for the Company. Moreover, while the fixed satellite service frequency bands are used for a multitude of services, the broadcast satellite service frequency bands are normally used only for TV applications and with much more standardized parameters. The broadcast satellite service frequency bands are also used much less than the fixed satellite service frequency bands.

         The Telecommunication License for AsiaSat 4 sets out certain conditions that AsiaSat must perform. In order to secure the due performance of these conditions, AsiaSat was required to obtain a performance bond in the initial sum of HK$20 million. AsiaSat has completed the four conditions, and the performance bond has been eliminated.

         SATELLITES

         The global communications market has historically been shared among three major transmission technologies - fiber optic and coaxial cable, microwave systems and satellites. Satellites have been, and continue to be, used for global communications applications. Each of these transmission technologies has advantages over the other two in specific market segments.

         Although satellites initially were used for point to point long distance telephone and television transmissions and continue to be used for these applications, fiber optic cables have proven to be a more cost effective delivery method for high volume point to point applications. Today, most trans-oceanic transmissions are delivered via submarine fiber optic and coaxial cables, which are ideally suited to carry large amounts of traffic between two points. In developing countries, satellites carry a significant portion of point to point traffic due to the lack of terrestrial fiber optic and coaxial network. However, as more fiber optic and coaxial networks are established, less of this traffic will be delivered via satellite. In many countries, satellites are also used to supplement terrestrial transmission networks for the distribution of television and radio programming.

         Geostationary satellites are located in-orbit approximately 22,300 miles above the Equator. When positioned in geostationary or geosynchronous orbit, a satellite appears to hover over the same spot on the earth because it is moving at a rate that matches the speed of the earth's rotation on its axis. Today's high powered satellites have the ability to cover up to approximately 42% of the earth's surface at one time. With broad coverage capabilities, satellites are well suited for point-to-multi-point applications (principally television broadcasting, private communication network, Internet and multimedia services). Satellites are commonly used for distribution of video and audio signals to cable operators and local television and radio stations for redistribution. In Direct-to-Home applications, a high powered satellite allows video transmissions to be received directly from the satellite to homes using very small dishes.

         A satellite can be accessed by an uplink for the transmission of a satellite circuit extending from the earth to the satellite from virtually anywhere within its coverage area. This flexibility makes satellites ideal for private communications networks. Due to the high cost of local telecommunications services or the lack of an adequate local telecommunications infrastructure, an organization may wish to operate its own network. A very small aperture terminal network, connecting a large number of widely dispersed locations via satellite, is an efficient and cost effective method for many organizations to maintain communications with a network of offices.

         Satellite transponders receive signals from the uplink earth stations then convert, amplify and transmit the signals to the downlink earth stations. Transponder subsystems include low-noise receivers, frequency converters, channel amplifiers, high power amplifiers, input/output multipliers, various switches and other electronic components. Frequency represents the measure of how frequently a periodic (repetitious) wave form or signal regenerates itself at a given amplitude.

         Communications satellites are of varying quality and usefulness depending on (i) footprint, or coverage area, (ii) transponder power (EIRP),
(iii) transponder bandwidth, (iv) frequency band and (v) other features, such as beam switching and linearizers.

         A beam represents one of the coverage patterns offered by a satellite. The footprint of a satellite refers to the geographic area covered by a satellite, the outer edge of which is generally defined as that area where the quality of communication degrades below an acceptable commercial level due to the spacecraft antenna pattern, power of the signal and curvature of the earth. The primary transponder characteristic is power, which is expressed in terms of EIRP. EIRP means equivalent isotropic radiated power and is a measure of radio frequency power of each transponder. Transponder bandwidth, expressed in terms of megahertz or MHz, a unit of frequency equal to one million cycles per second, is a range of frequencies, that can pass over a given transmission channel. Generally, the greater the bandwidth, the more information that can be sent through the circuit in a given amount of time.

         C-band and Ku-band are portions of the radio frequency spectrum alloted for satellite transmission, and are approximately in the 3 to 7 and 11 to 15 gigahertz (or GHz) ranges, respectively. Gigahertz is a measure of frequency equal to one billion cycles per second. While Ku-band frequencies suffer from some interference caused by rain, they are more suitable for small antenna applications than C-band frequencies. Ku-band is generally used for the same purposes as C-band as well as for satellite news-gathering (truck-mounted antennas) and in some very small aperture terminal applications. Ku-band is especially useful in areas with dense ground-based microwave systems. To compensate for rain interference, Ku-band transmitters are generally higher-powered than C-band transmitters and the footprints are smaller. This combination of high-power and small antennas also makes Ku-band suitable for Direct-to-Home television.

         The following table sets forth certain satellite specifications in relation to AsiaSat 2, AsiaSat 3S and AsiaSat 4. However, see "Key Information -- Risk Factors -- Risk of Launch and In-orbit Failure, Loss, Reduced Performance and Satellite Defects", "Key Information -- Risk Factors -- Limited Life of Satellites" and "Key Information -- Risk Factors -- Risk of Loss or

Damage to Satellites, Ground Based Satellite Control Equipment or Satellite Stations from Acts of War, Terrorism, Electrostatic Storm, Space Debris and Other Natural Disasters."

                                           SUMMARY SATELLITE DATA

                      ASIASAT 2               ASIASAT 3S                    ASIASAT 4
                      ---------               ----------                    ---------
Region
  covered:
   C-band             Asia, Middle East,      Asia, Middle East, CIS and    Asia, Middle East, CIS and
                      CIS and Australia       Australia                     Australia

   Ku-band            China, Japan, Hong      East Asia Beam (from Japan    China Beam, Australia Beam
                      Kong, Taiwan and Korea  to Kazakhstan), South Asia    (Australia and New Zealand),
                                              Beam (from Bangladesh to      Hong Kong broadcast satellite
                                              the Middle East), Steerable   services Beam
                                              Beam(1)

Launch date           November 28, 1995       March 21, 1999                April 11, 2003 (Cape Canaveral
                                                                            time)

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

  C-band              20 @ 36 MHZ             28 @ 36 MHZ                   28 @ 36 MHZ
                      4 @ 72 MHZ

  Ku-band             9 @ 54 MHZ              16 @ 54 MHZ                   10 @ 54 MHz (fixed satellite
                                                                            services)
                                                                            6 @ 33 MHz (fixed satellite
                                                                            services)
                                                                            4 @ 33 MHz (broadcast satellite
                                                                            services)

Maximum               40 dBW (C-band)         41 dBW (C-band)               41 dBW (C-band)
  EIRP                53 dBW (Ku-band) (2)    53 dBW (Ku-band)              53 dBW (Ku-band)
                                                                            56 dBW (BSS Ku-band)

Payload               fixed satellite         fixed satellite services      broadcast satellite services /
                      services                                              fixed satellite services

Power output          55 W TWTAs (C-band)     55 W TWTAs (C-band)           55 W TWTAs (C-band)

                      115 W TWTAs             140 W TWTAs (Ku-band)         140 W TWTAs (Ku-band)
                      (Ku-band)

Estimated
  Useful
  Life                13 years                16 years                      15 years

Estimated end
  of useful life      2008                    2015                          2018

Approximate
 Percentage of
 world population
 covered by           66%                     66%                           66%
 satellite

-----------
(1) AsiaSat 3S has 16 Ku-band transponders divided into two fixed beams and a steerable beam.

(2) AsiaSat 2 has experienced power reductions in its Ku-band transponders in relation to their design specifications. See "-- AsiaSat 2."


         ASIASAT 1

         Traffic on AsiaSat 1, a BSS (Boeing Satellite Systems) 376 satellite manufactured by Boeing and launched by AsiaSat on April 7, 1990, was transferred to AsiaSat 3S in 1999. AsiaSat 1 was operated in inclined orbit mode in order to preserve its remaining fuel. AsiaSat moved AsiaSat 1 to the 122 degrees East orbital slot in 1999, where it was used for occasional services. AsiaSat 1 was retired in February 2003. There was no cost associated with the disposal of AsiaSat 1.

         ASIASAT 2

         AsiaSat 2 is located in the geostationary orbit at 100.5 degrees East. It was designed and produced by Lockheed Martin and is a series 7000 model satellite. It was launched on November 28, 1995 by a Long March 2E launch vehicle under a contract with China Great Wall Industry Corporation. AsiaSat 2 commenced commercial service in January 1996.

         AsiaSat 2 is equipped with twenty 36 MHz C-band and four 72 MHz C-band transponders with a maximum signal power of 40 dBW. It is also equipped with nine 54 MHz Ku-band transponders with a maximum signal power of 53 dBW. However, at the time of the launch, AsiaSat 2 experienced a Ku-band power reduction in certain points of its coverage area. Recently, the back-up command receiver on AsiaSat 2 (a component used to communicate with and control the satellite) has experienced intermittent outages. AsiaSat 2 can operate normally on its primary command receiver. See "Key Information -- Risk Factors -- Risk of Launch and In-orbit Failure, Loss, Reduced Performance and Satellite Defects." The satellite uses linear polarized beams, with the C-band and Ku-band having distinct coverage areas. For the C-band transponders, there are four spare amplifiers for each polarization of 12 C-band transponders in two separate 12 for 16 (12 working/16 total) redundancy ring configurations. For the Ku-band transponders, there are three spare amplifiers connected in a 9 for 12 (9 working/12 total) single redundancy ring configuration.

         AsiaSat 2 has C-band coverage over virtually the entire Asian region, with a footprint stretching from Russia to Australia and from Japan to the Middle East and the former Soviet Union. The footprint of AsiaSat 2 covers approximately 66% of the world's population. AsiaSat 2's C-band footprint provides coverage over a large area with a single beam. The nine Ku-band transponders provide coverage over China and the Korean peninsula and Japan.

         AsiaSat 2 has an estimated useful life of 13 years, indicating that the estimated end of its useful life will be in 2008.

         In June 2000, Lockheed Martin obtained a Technical Assistance Agreement from the U.S. Department of State to provide technical data and services for in-orbit anomaly support for AsiaSat 2 until December 31, 2009. See " -- Regulation -- Export Regulations."

         ASIASAT 3S

         In 1997, AsiaSat launched AsiaSat 3 from the Baikonur Cosmodrome in the Republic of Kazakhstan. AsiaSat 3 failed as it did not reach its orbital slot and was replaced by the successful launch of AsiaSat 3S.

         AsiaSat 3S is located in the geostationary orbit at 105.5 degrees East. AsiaSat 3S was constructed by Boeing and is a BSS-601HP model satellite. AsiaSat 3S was launched from the Baikonur Cosmodrome in the Republic of Kazakhstan and commenced commercial service in 1999.

         AsiaSat 3S has multiple beam coverage and is equipped with twenty-eight 36 MHz C-band transponders with a maximum signal power of 41 dBW. It is also equipped with sixteen 54 MHz Ku-band transponders with a maximum signal power of 53 dBW. AsiaSat 3S has transponder power output of 55 Watts for C-band and 140 Watts for Ku-band. It has an estimated useful life of 16 years, indicating that the estimated end of its useful life will be in 2015.

         The footprint for AsiaSat 3S is similar to the footprint of AsiaSat 2 with two additional Ku-band beams designed to meet market demands. The C-band footprint stretches from Japan to the Middle East and from Russia to Australia. The footprint provides high powered service to the growing market areas in the Greater China region, Japan and Korea and Southeast Asia. It covers about two-thirds of the world's population.

         The 16 Ku-band transponder capacity is divided into two fixed beams and a steerable beam. The first beam is an East Asia beam that includes coverage from Japan to Kazakhstan. The second beam is a South Asia beam that has coverage from Bangladesh to the Middle East. In order to compensate for rain fade, which may occur in certain countries in this region, AsiaSat has designed the coverage to direct higher power in heavy rain areas. The steerable Ku-band beam allows a smaller, highly concentrated beam to be moved to any market region in the coverage area. This beam could, for example, be placed over Australia or over a specific region in Asia. Of the 16 Ku-band transponders on AsiaSat 3S, eight transponders are fixed on East Asia and eight are switchable among the three beams so that up to 16 transponders may be used for the East Asia beam, up to eight transponders may be used for the South Asia beam and up to four transponders may be used for the steerable beam.

         In February 2001, Boeing obtained a Technical Assistance Agreement from the U.S. Department of State to provide technical data and services for in-orbit anomaly support for AsiaSat 3S until December 31, 2009. See "--Regulation - Export Regulation."

         ASIASAT 4

         The Company continues to plan ahead for future growth. The construction of AsiaSat 4 was completed and the satellite was launched on an Atlas IIIB launch vehicle on April 11, 2003 (Cape Canaveral time) in Cape Canaveral, Florida. AsiaSat 4 is now operational at 122 degrees East. It has undergone in-orbit testing and is ready to provide service.

         AsiaSat 4 was constructed by Boeing and is a BSS-601HP model satellite. AsiaSat 4 is the most powerful member of AsiaSat's satellite fleet carrying 28 C-band and 20-Ku-band transponders. AsiaSat 4's pan-Asian C-band footprint will cover more than 40 countries and regions spanning from New Zealand to the Middle East. Its Ku-band coverage will consist of two high-power focused beams for East Asia and Australasia, as well as a new broadcast satellite service beam for Direct-to-Home services in Hong Kong and the adjacent South China region. AsiaSat 4 is designed to provide advanced satellite services including Direct-to-Home television, broadband and IP solutions, and telecommunications services such as private networks for business and rural telephony (which refers to the construction and operation of telephones and telephonic systems). It has an estimated useful life of 15 years, indicating that the estimated end of its useful life will be in 2018.

         Under the AsiaSat 4 construction contract with Boeing, Boeing agreed to provide off-site support services for the life of the satellite. Boeing has obtained a Technical Assistance Agreement from the U.S. Department of State to provide technical data and service for in-orbit anomaly support for AsiaSat 4. See "-- Business Overview" and "--Regulation - Export Regulation."

         Another satellite operator, Shin Satellite, that currently plans to launch the iPStar satellite, claims the right to operate from 120 degrees East and is disputing AsiaSat's right to operate from 122 degrees East. AsiaSat believes it has fully complied with International Telecommunication Union's regulations and has filing priority. AsiaSat is nevertheless required by the International Telecommunication Union procedures to enter into coordination discussions with this satellite operator. AsiaSat has held coordination discussions on a number of occasions but has not fully resolved the dispute. The Administration of Thailand has requested that the Radio Regulatory Board of the International Telecommunication Union review the situation and make a ruling on the filing priority. The Radio Regulatory Board has deferred action on this request and instructed the operators involved to continue discussions. If the dispute is not resolved and Shin Satellite launches the iPStar satellite at 120 degrees East, mutual interference could significantly limit the use of both satellites. See "Key Information -- Risk Factors -- Risk of Loss of Orbital Slot" and "-- Additional Orbital Slots and Use of Frequencies."

         ADDITIONAL ORBITAL SLOTS AND USE OF FREQUENCIES

         China has filed on behalf of AsiaSat applications with the International Telecommunication Union for five additional orbital slots: 77.5 degrees East, 85.5 degrees East, 90.5 degrees East, 98 degrees East and 116 degrees East. See "- Regulation." These slots have significant frequency and geographic coverage constraints resulting from the coordination process which limit their value. These slots, however, could be used by satellites specifically designed to meet the coordination requirements for these orbital positions. No assurance can be given that these additional orbital slots will be occupied by AsiaSat prior to the expiration of their filings.

         AsiaSat has the option to co-locate additional satellites in the orbital slots located at 100.5 degrees East, 105.5 degrees East and 122 degrees East in order to provide additional capacity in these locations and to support the existing satellites with redundant capacity. See "Key Information - Risk Factors - Risk of Loss of Orbital Slot" and "-- AsiaSat 4."

         TRANSPONDER UTILIZATION AGREEMENTS

         A typical transponder utilization agreement for AsiaSat 2, AsiaSat 3S and AsiaSat 4 has a term of three years or more, requires utilization fees to be paid quarterly or semi-annually in advance and provides for renewal options. The majority of such agreements provide for utilization fee increases during the agreement term according to an agreed escalation schedule. Generally, AsiaSat's transponder utilization agreements require payment in US Dollars. Typically, the customer may terminate the transponder utilization agreement at any time during the term of the agreement without further obligation if AsiaSat fails to provide a fully operational transponder or by giving not less than 12 months' notice to AsiaSat. Upon termination (other than for cause), the customer is obligated to pay AsiaSat termination fees based on the remaining contract period and the specific contractual terms. In addition, the transponder utilization agreements generally provide for a specified reduction in the utilization fees if transponder service is interrupted for reasons not caused by the customer or by outages due to the effects of the sun or other reasons beyond the control of AsiaSat. If such service interruptions continue without correction and AsiaSat is unable to provide suitable alternative capacity, the customer is entitled to terminate the transponder utilization agreement without further obligation to AsiaSat. Under the terms of the transponder utilization agreements, AsiaSat generally is not liable for the lost profits or other indirect or consequential damages of any customers.

         AsiaSat entered into transponder purchase agreements with ministries or agencies of China under which the customer obtains the right to use Ku-band capacity on AsiaSat 2 and AsiaSat 3S for the life of the transponder. The terms of these transponder purchase agreements are substantially the same as those found in transponder utilization agreements, except for certain differences such as the term of a transponder purchase agreement is for the entire useful life of a satellite and payment for the entire period of use is typically completed by the commencement of the second year of the term of the agreement.

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

         AsiaSat provides technical support to its customers. AsiaSat helps customers determine and evaluate their equipment configuration, carrier modulation, bandwidth and power requirements, design their networks and calculate link budgets.

         AsiaSat's Carrier Monitoring System ("CMS") was designed and implemented by AsiaSat to monitor and measure communications parameters from AsiaSat's headquarters in Causeway Bay, Hong Kong. The CMS is also used to assist in customer earth station qualification and analysis of anomalies. The CMS measures power, frequency, bandwidth, carrier-to-noise ratio and other communications performance characteristics.

         INSURANCE

         AsiaSat has satellite in-orbit insurance for AsiaSat 2 and AsiaSat 3S and first-year satellite in-orbit insurance for AsiaSat 4. AsiaSat also has obtained third-party liability insurance for AsiaSat 2 and AsiaSat 3S and first-year third party liability insurance for AsiaSat 4. There can be no assurance that AsiaSat will be able to obtain insurance in the future on terms satisfactory to AsiaSat. See "Key Information -- Risk Factors -- Limitations on Warranties and Insurance."

         There are circumstances in which AsiaSat's insurance will not fully reimburse AsiaSat for its expenditures with respect to launching a replacement satellite, such as when the cost of the construction and launch of a replacement satellite exceeds the aggregate amount of coverage provided by AsiaSat's insurance policy. The amount of AsiaSat's insurance also will not fully compensate it for business interruption and similar losses (including, among other things, loss of market share, loss of revenue and incidental and consequential damages) which might arise from a full or partial launch failure or a failure of a satellite to perform to specifications. In addition, AsiaSat's insurance policies include standard commercial satellite insurance provisions and customary exclusions including, among other things, exclusions from losses resulting from (i) military or similar actions, (ii) terrorism, (iii) laser, directed energy, or nuclear anti-satellite devices, (iv) insurrection and similar acts or governmental action to prevent such acts, (v) governmental confiscation, (vi) nuclear reaction or radiation contamination or (vii) willful or intentional acts of AsiaSat or its contractors.

         Satellite in-orbit insurance covering a specified period after launch of a satellite is typically purchased together with launch insurance. Subsequent satellite in-orbit insurance is typically purchased on an annual basis. Satellite in-orbit insurance, which has historically cost less than three percent of the insured value of a satellite on an annual basis, provides protection against partial or total loss of a satellite's communications capability, including loss of transponders, power or ability to control the positioning of the satellite and reduction in the useful life of the satellite.

         AsiaSat renewed the in-orbit insurance for AsiaSat 2 in the amount of HK$663 million (US$85 million) at an annual cost of approximately HK$27.3 million (US$3.5 million) for the 12 months beginning from November 28, 2002. AsiaSat obtained satellite in-orbit insurance for AsiaSat 3S covering the launch and the first five years in-orbit of AsiaSat 3S in the amount of HK$1,521 million (US$195 million), which provided coverage for (i) a total failure of the launch of the satellite and (ii) the failure of the satellite to obtain proper orbit or to perform in accordance with certain specifications once in-orbit. AsiaSat obtained launch and the first year in-orbit insurance coverage for AsiaSat 4 prior to its launch. The insurance amount isUS$185 million covering the total and partial loss of the satellite, and US$35 million covering the cost of insurance premium in the event of a total loss. The policy contains standard commercial satellite insurance provisions and customary exclusions, as well as an exclusion of losses in the event of a failure of XIPS (Xeon Ion Propulsion System) on the satellite. A failure of XIPS could result in a reduction of the satellite's life to less than 15 years. During the time when insurance for XIPS is unavailable, AsiaSat has an alternative arrangement in place to cover the event of a XIPS failure. Such arrangement will allow AsiaSat to purchase a replacement satellite for AsiaSat 4 if XIPS fails at a pre-agreed price scaled relative to the time of failure. The replacement satellite would be delivered in-orbit before the end of life of AsiaSat 4. "See "Key Information - Risk Factors - Limited Life of Satellites."

         AsiaSat has obtained satellite in-orbit third-party liability insurance for AsiaSat 2 and AsiaSat 3S in the amount of HK$1,170 million (US$150 million) and HK$2,340 million (US$300 million), respectively. AsiaSat also has first-year satellite in-orbit third party liability insurance for AsiaSat 4 in the amount of HK$1,162 million (US$149 million). This in-orbit third party liability insurance is provided pursuant to the terms of the AsiaSat 4 launch contract with Lockheed Martin Commercial Launch Services.

         SALES AND MARKETING

         The Company's sales and marketing department, which had 23 employees (including two general managers) as of December 31, 2002, is divided into two groups, one of which serves China and the other serves the remainder of the world. The senior executive officers of the Company, including the Chief Executive Officer and Deputy Chief Executive Officer, are directly involved in marketing to key broadcasting and telecommunications customers. Marketing activities include customer visits, selected trade advertising and presentations at industry conferences.

         EMPLOYEES

         As of December 31, 2002, the Company had 83 full-time employees, of which seven employees were in management, 36 employees were in engineering and operations and 23 employees were in sales and marketing. The remaining 17 employees were engaged in administrative, accounting, legal, regulatory and clerical activities. The Company has

75 employees in Hong Kong and eight employees in Beijing. The Company believes its relations with its employees are good. See "Directors, Senior Management and Employees - Employees."

         COMPETITION

         AsiaSat was founded in the late 1980s to serve the Asian regional satellite communications market. While global satellite communications demand was satisfied by Intelsat, Ltd. (the company formed in connection with the privatization of the former International Telecommunications Satellite Organization, an intergovernmental cooperative of more than 140 member nations that owns and operates a global communications satellite system) and several Asian countries that had developed domestic satellite communications, there was no supplier of Asian region-wide satellite communications. Since the launch of AsiaSat 1, a number of international, regional and domestic satellite operators have entered the Asian regional market. The Company's primary market is Asian intra-regional broadcasting and telecommunications.

         INTERNATIONAL, REGIONAL AND DOMESTIC SYSTEMS

         The business in which the Company operates is highly competitive. The satellite services provided by the Company are used by its customers primarily for point to multipoint communication (principally television broadcasting, private communication network, Internet and multimedia). The Company competes with several international, regional and domestic satellite companies operating in the Asia-Pacific region. Many of these competitors have long-standing customer relationships and are substantially larger, and have financial resources that are substantially greater, than those of the Company. The Company believes that its ability to compete with these organizations depends on its existing customer relationships and the quality of its customer service, its reputation as a reliable operator of commercial satellites and the technical advantages of its satellites.

         COMPETITION RESTRICTION FROM DOMESTIC SYSTEMS

         In many cases customers are required by the laws of their countries to use a state-owned or locally-owned satellite system for domestic communications. These legal requirements prevent the Company and other satellite companies from competing to provide transponder capacity to these potential customers. In addition, AsiaSat currently has entered into transponder utilization agreements for full transponders or partial transponders with various purely domestic users in several countries. These customers could be lost if monopolies were granted to state-owned or locally-owned satellite systems. All, or almost all, of the domestic systems are planning to add at least some regional transponders to their next generation of satellites. See "Key Information - Risk Factors - Risk of Limited Market Demand and Increasing Competition - Competing Systems."

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

         FIBER OPTIC SYSTEMS

         Fiber optic systems have been widely installed within the region for point to point trans-oceanic communications. In addition, point to point fiber optic connections between major cities in Asia are common. As fiber optic coverage increases, the competitiveness of satellites for point to point communications will diminish.

         TRANSPONDER OVERSUPPLY

         It is expected that in 2003, the supply of transponders in the region will continue to exceed the demand for transponders. The Company believes that this imbalance cannot be quickly corrected until global economic conditions improve and new applications and services take up existing capacity. See "Key Information - Risk Factors - Risk of Limited Market Demand and Increasing Competition."

         REGULATION

         The international telecommunications industry is highly regulated. Satellite services are subject to international space law while broadcasting and telecommunications services are subject to international and national law. The principal international law relating to the use of outer space is the Outer Space Treaty. Countries that are party to the Outer Space Treaty or to other treaties or conventions regulating outer space activities are responsible for fulfilling their own obligations under these treaties or conventions. This often results in the adoption by member countries of domestic laws to regulate the activities of their own subjects in order to enable the country concerned to comply with its international obligations.

         HONG KONG REGULATION

         As an operator of privately owned satellites, AsiaSat is subject to the regulatory authority of Hong Kong through AsiaSat's principal regulator, the Office of the Telecommunications Authority of Hong Kong, which in turn is subject to the control and supervision of China.

         AsiaSat's satellite operations are principally regulated by the Outer Space Ordinance (Chapter 523 of the Laws of Hong Kong) (the "Outer Space Ordinance"). The Outer Space Ordinance applies to all Hong Kong nationals and entities incorporated under the laws of Hong Kong, including AsiaSat, and prohibits any such person from, among other things, launching or procuring the launch of a satellite, or operating a satellite, without obtaining an appropriate license. The Outer Space Ordinance stipulates that any such license shall describe the activities authorized by it and also provides that licenses may be granted subject to conditions specified therein. The conditions may include, among other things, basic orbital parameters (which include requirements to obtain advance approval for any intended deviations and to notify any unintentional deviation), requirements to avoid interference with the activities of other users of outer space and requirements not to cause actions which may give rise to liabilities on the part of China and Hong Kong. Breach of any such conditions can give rise to a right of revocation of the relevant license.

         In Hong Kong, the ultimate authority to grant licenses and otherwise to administer the Outer Space Ordinance is vested in the Chief Executive of Hong Kong, acting in coordination with the Executive Council of Hong Kong. In practice, all relevant matters are dealt with on a day-to-day basis by and through the Office of the Telecommunications Authority of Hong Kong. AsiaSat has the benefit of existing licenses covering current and future operation of each of AsiaSat 2,

AsiaSat 3S and AsiaSat 4, subject to the conditions of the respective licenses. Each of these licenses was formally granted shortly before or after launch of the satellite concerned following a period of consultation between AsiaSat and the Office of the Telecommunications Authority of Hong Kong.

         In addition to the regulatory regime to which the Company's outer space operations are subject, the Company's earth station operations involve the operation and use of telecommunication apparatus at and from its earth stations at Stanley, Hong Kong. An earth station includes the antennas, receivers, transmitters and other equipment needed on the ground to transmit and receive satellite communications signals. Establishment, possession and use of such telecommunication apparatus from the Company's earth station in Hong Kong are regulated by the Telecommunications Ordinance. AsiaSat has the benefit of licenses granted under the Telecommunications Ordinance covering all its TT&C (telemetry, tracking and control) operations (which refers to a land based facility that monitors and controls the position of the satellite in-orbit), as well as monitoring and testing functions, for each of AsiaSat 2, AsiaSat 3S and AsiaSat 4, subject to the terms and conditions of the respective licenses. The licenses require AsiaSat, among other things, to avoid harmful interference to other telecommunication apparatus operating within or outside Hong Kong and to ensure compliance with all relevant requirements of the International Telecommunication Convention (and any other international telecommunication agreements which may from time to time be acceded to by or on behalf of, or applied to, Hong Kong) as well as the agreement relating to Intelsat, Ltd. Such licenses for AsiaSat 2 and AsiaSat 3S were formally granted contemporaneously with the grant of the licenses under the Outer Space Ordinance. In contrast, because the Company successfully won a bid for a Telecommunication License from the Office of the Telecommunications Authority of Hong Kong allowing broadcast satellite services frequencies to be incorporated into the payload of AsiaSat 4, the license for AsiaSat 4 under the Telecommunications Ordinance was granted prior to the completion of AsiaSat 4. See "-- Telecommunications -- Telecommunication License" and "- AsiaSat 4."

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

         In addition, the Office of the Telecommunications Authority of Hong Kong accepted AsiaSat's application for an EFTNS license on January 18, 2000. See " - Telecommunications - EFTNS License."

         OVERSEAS NATIONAL TELECOMMUNICATIONS AUTHORITIES

         The Company's customers in many of the countries covered by the Company's satellites must have authorization from the countries in which they or their uplink facilities are located in order to use the Company's satellites. The laws and regulatory requirements regulating access to satellite systems vary from country to country. Some countries have substantially deregulated satellite communications, making customer access to the Company's satellites a relatively simple procedure, while other countries have maintained strict monopolistic regimes. The application procedure for access to satellite systems can be time-consuming and costly and the terms of the licenses vary among different countries. Although AsiaSat believes its customers presently hold the requisite licenses and approvals in all relevant countries, there may be instances of non-compliance of which AsiaSat is not aware. Although AsiaSat does not believe these regulatory schemes will prevent it from pursuing its business, there can be no assurance that such licenses and approvals are or will remain sufficient in the view of foreign regulatory authorities and that these authorities will not discourage or prevent potential customers from utilizing transponders on AsiaSat's satellites.

         The laws of certain countries require television broadcasters and satellite telecommunication users providing services in such countries generally to use state-owned or locally-owned satellites. For example, in Japan, domestic broadcast using a foreign satellite is not permitted. In India, if suitable capacity is available from a local satellite operator, operations using a foreign satellite will not be permitted. The use of a foreign satellite is subject to the authorization of the Department of Justice of India.

         There are no specific restrictions on satellite operators providing services in Australia. A radiocommunications license may be issued to a satellite operator specifically to authorize transmissions (a Space License) or one may be issued specifically to authorize reception of transmissions (a Space Receive License). The satellite itself must be either an Australian or foreign space object as determined by the Australian Communications Authority. AsiaSat's satellites are determined as foreign space objects by the Australian Communications Authority. When the space stations are licensed via the space segment, the operation of ubiquitous earth stations that are communicating with them may be authorized by another class license.

         In Thailand, Shin Satellite's 8-year monopoly (which is part of a 30 year concession from the country's government) ended in 1999. There are no specific laws to regulate the activities and operations of satellites in Thailand. At present, satellite activities in Thailand are authorized and controlled by the Communications Authority of Thailand.

         China requires that all foreign satellite television broadcasters that have been licensed to be downlinked in China be uplinked to a state-owned satellite and multiplexed and downlinked to designated recipients and cable headends from that state-owned satellite. No such requirement applies to Chinese domestic satellite television broadcasters. Foreign satellite operators are required to lease transponders to domestic companies that have been licensed to operate transponder leasing businesses or users approved by the Ministry of Information Industry. Foreign satellite operators are not allowed to lease transponders to domestic users directly without the approval of the Ministry of Information Industry.

         With respect to telecommunications, Chinese regulations stipulate that all matters relating to the lease or the procurement of the use of foreign satellite transponders are under the Ministry of Information Industry's jurisdiction. Domestic users must apply to the Ministry of Information Industry to lease or procure the use of such transponders.

         These legal requirements may prevent the Company and other satellite companies from competing to provide transponder capacity to these potential customers. There can be no assurance that other countries in the Asia-Pacific region, including countries in which the Company already has customers, will not impose similar requirements to use state- or locally-owned satellites in the future. The imposition of such requirements could adversely affect the Company's results of operations.

         INTERNATIONAL TELECOMMUNICATION UNION

         The International Telecommunication Union was established in 1865 and became a specialized agency of the United Nations in 1947. The International Telecommunication Union is an organization of sovereign member states that aims at maintaining and extending international cooperation among all its member states for the improvement and rational use of telecommunications of all kinds. For this purpose, the International Telecommunication Union has developed and maintains international procedures and requirements for use of telecommunications as well as technical standards and recommendations. As of today, practically all countries in the world are members of the International Telecommunication Union.

         The International Telecommunication Union is organized in three sectors: the Telecommunication Standardization Sector, the Radiocommunication Sector and the Telecommunication Development Sector. For satellite communications, most of the activities and regulations of relevance take place within the Radiocommunication Sector.

         The objectives of the Radiocommunication Sector are to ensure rational, equitable, efficient and economical use of, and access to, the radio-frequency spectrum by all radiocommunication services and all countries. The main instrument of the Radiocommunication Sector is the Radio Regulations, which establishes procedures for member states. The Radio Regulations are updated regularly by World Administrative Radio Conferences. In between the sessions of the World Administrative Radio Conferences, the Radio Regulations Board, a group of elected members, develop Rules of Procedure on the application of the Radio Regulations and also consider other matters that cannot be resolved through a Rule of Procedure. The Radiocommunication Sector also carries out technical studies and develops recommendations on radiocommunication matters to assist member states and users of the radio-frequency spectrum. The Radiocommunication Bureau was established to facilitate the work of the Radiocommunication Sector, in particular, to facilitate the technical studies, meetings and conferences and the application of the procedures contained in the Radio Regulations. The Radiocommunication Bureau has a group of permanent staff with its headquarters in Geneva, Switzerland.

         The Radio Regulations allocates certain frequency bands for various kinds of satellite communication. It also contains procedures to be followed by its member states to ensure that in bringing into use radiocommunication systems, other users operating in accordance with these procedures are given the required protection.

         Details of the International Telecommunication Union, its instruments and working methods can be found in the Constitution and Convention of the International Telecommunication Union, while radiocommunication matters are dealt with in the Radio Regulations.

         Nations are required by treaty to make a filing of their proposed use of satellite orbital slots for geostationary satellites with the Radiocommunication Bureau. After filing an orbital slot request with the Radiocommunication Bureau, other nations are afforded the opportunity to inform the Radiocommunication Bureau of any potential conflicts with their present or planned use of orbital slots. When a conflict or potential conflict is noted, nations are obligated to negotiate in an effort to coordinate the proposed uses and resolve any interference concerns. The Radiocommunication Bureau, however, has no formal enforcement mechanism, and if nations cannot agree on a resolution, a satellite system will not be entitled to the full interference protection afforded under international law.

         The Hong Kong Special Administrative Region is mandated by China to file and coordinate applications made by Hong Kong companies for orbital slots with the Radiocommunication Bureau and to resolve interference concerns. The Chief Executive of Hong Kong has delegated these responsibilities to the Office of the Telecommunications Authority of Hong Kong. Use of the orbital slots remains subject to the continuing oversight of the Office of the Telecommunications Authority of Hong Kong and to a variety of regulations generally applicable to all satellite and radio licensees. The Office of the Telecommunications Authority of Hong Kong has fulfilled its obligation to notify the Radiocommunication Bureau of the proposed use of the orbital slots for all of AsiaSat's filings, which include filings for AsiaSat 2, AsiaSat 3S and AsiaSat 4. After AsiaSat 2, AsiaSat 3S and AsiaSat 4 reached their orbital positions and commenced operations, AsiaSat notified the Office of the Telecommunications Authority of Hong Kong, and the Office of the Telecommunications Authority of Hong Kong in turn notified the International Telecommunication Union, that AsiaSat 2, AsiaSat 3S and AsiaSat 4, as applicable, were on station and operating as filed with the Radiocommunication Bureau, as coordinated and as authorized by the Office of the Telecommunications Authority of Hong Kong. The orbital locations of all of AsiaSat's satellites have been entered into or are waiting to be entered into the Master Register of the International Telecommunication Union. This concludes the process for the coordination of the orbital slots for AsiaSat 2, AsiaSat 3S and AsiaSat 4. Moreover, to add more flexibility for the utilization of the payloads of the current and future AsiaSat satellites in positions at 100.5 degrees East, 105.5 degrees East and 122 degrees East, additional filings have been submitted to, and are currently being coordinated with, the International Telecommunication Union.

         In addition to the three primary positions of 100.5 degrees East, 105.5 degrees East and 122 degrees East, China has filed on behalf of AsiaSat for five other orbital slots at 77.5 degrees East, 85.5 degrees East, 90.5 degrees East, 98 degrees East and 116 degrees East. In contrast to the three primary slots discussed above, the additional slots have significant frequency and geographic coverage constraints resulting from coordination and negotiation. AsiaSat is concentrating on the development of its three primary slots first but the Company believes that the encumbered and/or constrained slots may prove valuable in the future for specific applications.

         EXPORT REGULATION

         Boeing has agreed to provide certain on-site support services to AsiaSat at AsiaSat's Satellite Control Center in order to assist AsiaSat in correcting any problems that may occur in the operations of AsiaSat 3S during the first six months following its launch and certain off-site support services for the life of the satellite. Boeing determined that pursuant to United States export control regulations, it needed an approved Technical Assistance Agreement issued by the U.S. Department of State in order to provide such support services. In February 2001, Boeing obtained a Technical Assistance Agreement to provide off-site support services for the life of AsiaSat 3S. On October 23, 2001, Boeing obtained a Technical Assistance Agreement to provide necessary technical data and services to AsiaSat in connection with the AsiaSat 4 program. In addition, Boeing has obtained a Technical Assistance Agreement from the U.S. Department of State to provide technical data and service for in-orbit anomaly support for AsiaSat 4. See "-- Satellites --AsiaSat 4."

         In June 2000, Lockheed Martin obtained a Technical Assistance Agreement from the U.S. Department of State to provide technical data and services for in-orbit anomaly support for AsiaSat 2 until December 31, 2009.

         PROPERTY, PLANTS AND EQUIPMENT

         LAND FACILITIES

         The Company's executive offices are located in Causeway Bay, Hong Kong. Coordination of all customer-related communication on the Company's satellites, including initial station testing, outage and trouble reporting and real-time scheduling of ad hoc broadcasting services traffic, is conducted through the Company's Satellite Control Center at the Company's executive offices. The Company's executive offices and the Stanley TT&C Facility are leased by the Company from PCCW and Reach, respectively. See "-- Satellite Control Facilities." The leases covering the Company's office space were renewed in May 2002 for a term of three years. The rental amount (excluding rates, air-conditioning and management charges) under these leases is approximately HK$3.7 million per year. The Company finances this cost from internal resources.

         In March 2000, the Company opened a representative office in Beijing, China. The Company's Beijing office lease was renewed for a period of two years beginning in February 2002. The lease amount is approximately HK$274,000 per year.

         The Company has leased the Tai Po Site in Hong Kong to support the growth of the Company's business. The Tai Po Site will be used to build the Tai Po Earth Station, which will also allow AsiaSat to offer its customers additional and improved services. These services include uplink, technical support and other value added services. Construction of the Tai Po Earth Station is currently progressing on schedule and is expected to be completed in the second half of 2003. See "Additional Information - Material Contracts."

         The Company is not currently the subject of any actions or proceedings for environmental liabilities. As AsiaSat's satellites reach their "end of life" and are de-orbited, it is conceivable that the Company could be subject in the future to actions for environmental or other liabilities resulting from damages caused by these satellites.

         SATELLITE CONTROL FACILITIES

         AsiaSat maintains a satellite control center (the "Satellite Control Center") that is manned 24-hours-a-day by AsiaSat's engineers at its executive headquarters in Causeway Bay, Hong Kong. The Satellite Control Center is connected by dual, diversely routed leased lines to the TT&C facility at the Reach Network (Hong Kong) Limited's ("Reach") teleport located at Stanley on the south side of Hong Kong Island (the "Stanley TT&C Facility"). There are currently a total of five C- band and two Ku-band antennas available to track the Company's satellite fleet. AsiaSat expects to initially have an additional four receiving dishes at the Tai Po Earth Station.

         There are no full-time employees of AsiaSat located at the Stanley TT&C Facility. Reach teleport technicians are responsible for the routine maintenance of the antennas and other equipment located at this facility. AsiaSat expects to staff the Tai Po Earth Station 24 hours a day by its technical personnel.

         Once a satellite is placed at its orbital location, it is controlled by the Stanley TT&C Facility until the end of its in-orbit life. The TT&C subsystem for each satellite makes it possible for ground control to monitor the position of the satellite in-orbit. AsiaSat's engineers at the Satellite Control Center periodically correct a satellite's attitude and conduct east-west and north-south stationkeeping maneuvers, thus ensuring that AsiaSat's satellites maintain their proper orientation and orbital position. In addition, commands from the Satellite Control Center can switch transponders in and out of service, position a steerable beam, control the charging and discharging of the batteries, activate back-up equipment and engage other control functions.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

         The following discussion and analysis should be read in conjunction with the consolidated financial statements of the Company and related notes thereto included elsewhere herein.

         INTRODUCTION

         Substantially all of the Company's revenues during the years 1998 through 2002 were from payments made in respect of transponder utilization agreements for AsiaSat 1 and transponder utilization agreements and transponder purchase agreements for AsiaSat 2 and AsiaSat 3S and were almost entirely payable in US Dollars. AsiaSat's transponder utilization agreements and transponder purchase agreements in effect as of May 31, 2003 provided for total committed revenue (including a portion of the deposits received by the Company in prior periods and to be recognized as revenue in the applicable future period) of US$488 million (HK$3,806 million). The Company expects that most of such committed revenue will be recognized over the remaining terms of the relevant agreements up to 2014, assuming that customers do not exercise their termination options. See "Information on the Company - Transponder Utilization Agreements."

         Payments under transponder utilization agreements are negotiated with each individual customer and generally are influenced by various factors, including market conditions, the satellite performance capabilities and the reputation of AsiaSat as a reliable service provider. Generally, in the satellite transponder market, transponders with greater coverage, wider bandwidth and higher power have commanded a premium price. The Company believes that its ability to increase charges for transponder capacity in future periods will depend primarily on the terms of the escalation provisions of its existing transponder utilization agreements and, with respect to new agreements and agreement rollovers, the factors noted above.

         In addition to transponder utilization agreements, AsiaSat has existing transponder purchase agreements under which as of May 31, 2002, six customers on AsiaSat 2 and two customers on AsiaSat 3S have purchased the right to use a total of 5.4 Ku-band transponders (out of a total of 25 Ku-band transponders) for the life of the satellite. In 2002, revenue from all transponder purchase agreements represented less than 2% of the Company's revenue. The Company believes that in the future most of its transponder capacity will be provided to customers pursuant to transponder utilization agreements rather than transponder purchase agreements.

         The Company recognizes revenues from all transponder utilization agreements on a straight line basis over the term of the agreements. As a result of the utilization fee escalation clauses in the transponder utilization agreements, in the early years of the term of any such agreement revenues are recognized in respect of payments that are not yet due, and in the latter portion of the term of such agreement revenues recognized will be less than payments due under the contract terms. In the aggregate in 2000, 2001 and 2002, there was recognition of revenues under the transponder utilization agreements in excess of payments due under those agreements in the amounts of HK$44.5 million, HK$31.2 million and HK$34.8 million, respectively. In 1998 and 1999, revenue recognized on the straight line basis was less than the payments due under the terms of relevant agreements in the amounts of HK$(6.8) million and HK$(43.6) million, respectively.

         The Company has accounted for its share of profit or loss arising from SpeedCast on an equity accounting basis. In the case of a loss, the Company will reflect its share in its income statement with a corresponding writing down of its investment in an affiliate. Once the investment has been written down to zero the Company will not account any further loss beyond its investment. In 2001 and 2002, the Company recorded a HK$41.3 million and HK$9.1 million (US$1.2 million) loss, respectively, with respect to its investment in SpeedCast. Approximately 45% of SpeedCast's total loss for 2002 was due to the amortization of the transponder capacity, platform software and subscriber management/billing systems contributed by its founding shareholders.

         RESULTS OF OPERATIONS

         The following table sets forth, for the periods indicated, the percentage of revenues represented by certain income and expense items in the Company's Consolidated Statement of Operations.


                                          YEAR ENDED DECEMBER 31,
                                       --------------------------
                                        2000      2001      2002
                                       ------    ------    ------

Revenues                                100%      100%      100%

Cost of services, excluding              7.7       7.6       8.0
depreciation

Selling, general and                     6.1       7.3       8.6
administrative

Depreciation                            16.8      17.2      17.5
                                       ------    ------    ------
Total operating expenses                30.6      32.1      34.1
                                       ------    ------    ------

Operating income                        69.4      67.9      65.9

Interest income                          4.0       0.7       0.7

Interest expense                        (3.8)       --        --

Maintenance and other service            1.1       0.9        --
income from affiliates

Other income (expense)                  (0.8)      0.1        --
                                       ------    ------    ------
Income before Equity in Losses of       69.9      69.6      66.6
Affiliates, Taxation and Minority
Interest

Equity in losses of affiliates          (4.4)     (4.2)      1.0

Income tax                              (8.0)     (7.3)     (7.3)
                                       ------    ------    ------

Net income                              57.5      58.1      58.3
                                       ======    ======    ======


         REVENUES

         AsiaSat provides satellite transponder capacity primarily to the broadcasting and telecommunications markets. See "Information on the Company -- Services and Customers."

The following table sets forth the Company's revenues in each of its markets for the periods indicated.

-------------------------------------------------------------------------------------------------------------
                                                          YEAR ENDED DECEMBER 31,
-------------------------------------------------------------------------------------------------------------
                                        2000                       2001                       2002
                               ----------------------      ---------------------     ------------------------
                                           % OF TOTAL                 % OF TOTAL                  % OF TOTAL
                               AMOUNT       REVENUE         AMOUNT     REVENUE         AMOUNT      REVENUE
                              -------      ----------       ------    ----------       ------      ---------
Broadcasting                    707.8         70.6%          647.1       66.8%          649.0        68.3%

Telecommunications,             295.1         29.4%          322.4       33.2%          301.8        31.7%
                                -----         -----          -----       -----          -----        -----
Internet and Multimedia

Total Revenue                 1,002.9        100.0%          969.5      100.0%          950.8       100.0%
                              =======        ======          =====      ======          =====       ======

         The Company's primary industry "sectors" consist of video broadcasting and telecommunications, while the majority of the Company's revenue is attributed to broadcasting. Also, due to the contracted nature of the Company's revenue stream, year-to-year fluctuations are due to customer contract renewals and customer movements.

-------------------------------------------------------------------------------------------------------------
                                                          YEAR ENDED DECEMBER 31,
-------------------------------------------------------------------------------------------------------------
                                        2000                       2001                       2002
                               ----------------------      ---------------------     ------------------------
                                           % OF TOTAL                 % OF TOTAL                  % OF TOTAL
                                AMOUNT       REVENUE         AMOUNT     REVENUE         AMOUNT      REVENUE
                               -------     ----------      --------    ----------       ------      ---------
Hong Kong                        342.7         34.2%          351.0       36.2%          341.2        35.9%

Greater China, including         244.5         24.4%          240.3       24.8%          212.1        22.3%
Macau and Taiwan

United States of America          83.4          8.3%           75.8        7.8%           73.3        7.7%

British Virgin Islands            65.8          6.6%           56.3        5.8%           40.4        4.3%

Singapore                         33.6          3.3%           31.3        3.2%           20.4        2.1%

United Kingdom                    14.3          1.4%           24.0        2.5%           43.4        4.6%

Others                           218.6         21.8%          190.8       19.7%          220.0        23.1%

Total Revenue                  1,002.9        100.0%          969.5      100.0%          950.8       100.0%
                               =======        ======          =====      ======          =====       ======

         The previous table set forth the location of the Company's customers. However, due to the nature of the Company's business, the location of its customers are not reflective of their market activities as broadcasting and telecommunication consumers may be located throughout the coverage area of AsiaSat's satellites.

         Revenues in 2002 decreased 1.9% to HK$950.8 million (US$121.9 million) from HK$969.5 million in 2001, which in turn decreased from HK$1,002.9 million in 2000. The increase in revenue in 2000 was primarily due to an upturn in demand for C-band capacity on AsiaSat 3S at the popular orbital slot at 105.5 degrees East. The decrease in revenue in 2001 was primarily due to the uncertain and difficult economic and market conditions. The decrease in revenue in 2002 was primarily due to the non-renewal of some contracts upon expiry.

         In the years ended December 31, 2000, 2001 and 2002, approximately 22.9%, 23.0% and 23.5%, respectively, of the Company's revenues were attributable to transponder utilization agreements with STAR. See "Information on the Company - Services and Customers."

         As of December 31, 2002, the overall total utilization rate of AsiaSat 2 and AsiaSat 3S decreased 1% over the prior year from 65% to 64%. As of December 31, 1999, approximately 74% of AsiaSat 2's transponder capacity was utilized under transponder utilization agreements and transponder purchase agreements. The utilization rates for AsiaSat 2 as of December 31, 2000, 2001 and 2002 were 67%, 62% and 66%, respectively, and for AsiaSat 3S as of December 31, 2000, 2001 and 2002 were 62%, 67% and 62%, respectively. The decline in utilization rates for AsiaSat's transponders since 1998 has resulted principally from the effects of the Asian economic crises in 1997 and 1998 and subsequent economic volatility and uncertainty, which have reduced demand for capacity; the application and improvement of transmission technologies, such as digital compression, that increased the transmission capacity of each transponder; and the introduction of AsiaSat 3S into service in 1999. The increase in overall utilization rate in 2001 from the previous year is the result of successful leasing of additional Ku-band transponders on AsiaSat 3S. The decrease in overall utilization rate in 2002 from the previous year is the result of the non-renewal of some contracts upon expiry. Utilization rates of the Company's satellites and the fees derived from its satellites are determined by the terms of the Company's transponder agreements rather than as a result of the actual transponder capacity utilized by the Company's customers. See "Key Information - Risk Factors - Risk or Technological Changes" and "Key Information - Risk Factors - Risk of Limited Market Demand and Increasing Competition."

         OPERATING EXPENSES

         The components of operating expenses are cost of services, selling, general and administrative expenses and depreciation. Staff costs (and associated travel expenses) and office rental expenses are allocated by the Company between cost of services and selling, general and administrative expenses depending on the function of such staff and use of the office space. The cost of services category of operating expenses includes all operating expenses incurred for engineering and the operation of the Company's satellites, including the proportionate amount of office rental expense for the office space used by the Company's engineers and the operations department. All staff, travel and office space expenses not included in cost of services are allocated to selling, general and administrative expenses. Operating expenses in 2002 increased 4.3% to HK$324.4 million (US$41.6 million) from HK$310.9 million in 2001, which in turn increased from HK$307.4 million in 2000. The increase in 2001 was largely due to amortization of goodwill and impairment loss of goodwill in respect of investments in affiliates. The increase in 2002 was largely due to a provision for bad and doubtful debts.

         COST OF SERVICES, EXCLUDING DEPRECIATION. Significant components of cost of services include in-orbit insurance, staff costs, satellite operations and turnaround service charges.

         Cost of services in 2002 increased 4.1% to HK$76.4 million (US$9.8 million) from HK$73.4 million in 2001, which in turn decreased 5.2% from HK$77.4 million in 2000. The decrease in 2001 was primarily due to a decrease in maintenance cost. The increase in 2002 was due to increases in staff cost and the cost of satellite insurance.

         SELLING, GENERAL AND ADMINISTRATIVE. Significant components of selling, general and administrative expenses include staff costs, office rental expenses, provision for bad and doubtful debts, marketing and promotion expenses, business travel expenses, dual listing expenses, professional fees and amortization of goodwill arising an acquisition of affiliates.

         Selling, general and administrative expenses in 2002 increased 14.7% to HK$81.3 million (US$10.4 million) from HK$70.9 million, which in turn increased 15.3% from HK$61.5 million in 2000. The increases in selling, general and administrative expenses in 2001 were largely attributable to the amortization of goodwill and impairment loss in respect of investments in affiliates. The increase in selling, general and administrative expenses in 2002 was largely attributable to a provision for bad and doubtful debts.

         DEPRECIATION. Depreciation expenses in 2002 marginally decreased to HK$166.6 million (US$21.4 million) from HK$166.7 million in 2001, which in turn decreased 1.0% from HK$168.4 million in 2000.

         OPERATING INCOME

         As a result of the foregoing, operating income in 2002 decreased 4.9% to HK$626.4 million (US$80.3 million) from HK$658.6 million in 2001, which in turn decreased 5.3% from HK$695.5 million in 2000. Operating income as a percentage of revenues decreased in 2002 to 65.9% from 67.9% in 2001, which in turn decreased from 69.4% in 2000.

         OTHER INCOME (EXPENSES)

         INTEREST INCOME. Interest income in 2002 decreased 4.5% to HK$6.4 million (US$0.8 million) from HK$6.7 million in 2001, which decreased 82.8% from HK$39.0 million in 2000. The decrease in interest income in 2001 is primarily due to the decreased amount of average funds available to earn interest due to the payments of capital expenditure for AsiaSat 4. The decrease in 2002 was primarily due to lower interest rates on banks deposits.

         INTEREST EXPENSE. There was no interest expense in 2001 and 2002 due to there being no outstanding loan balances during the year. Interest expense in 2000 was HK$37.1 million (US$4.8 million). The decrease in interest expense in 2001 was primarily due to early repayment of outstanding loan balances at the end of August 2000. See "-- Liquidity and Capital Resources -- Sources of Financing."

         MAINTENANCE AND OTHER SERVICE INCOME FROM AFFILIATES. Income from affiliates in 2000 and 2001 was HK$10.8 million and HK$9.1 million, respectively. There was no income from affiliates in 2002. The income from affiliates in 2000 and 2001 primarily consisted of income from providing a Gen II platform and other support to SpeedCast.

         OTHER INCOME (EXPENSES). Net other income in 2002 was HK$39,000 (US$5,000) compared to net other income and net other expenses of HK$0.5 million and HK$8.2 million in 2001 and 2000, respectively. Net other expenses in 2000 primarily consisted of financing related costs, and net other income in 2001 and 2002 primarily consisted of miscellaneous income.

         INCOME BEFORE EQUITY IN LOSSES OF AFFILIATES, TAXATION AND MINORITY INTEREST

         Income before taxes in 2002 decreased 6.2% to HK$632.8 million (US$81.1 million) from HK$674.9 million in 2001, which in turn decreased 3.6% from HK$700.1 million in 2000.

         INCOME TAX

         Income tax in 2002 decreased 2.1% to HK$69.1 million (US$8.9 million) from HK$70.6 million in 2001, which in turn decreased 11.6% from HK$79.9 million in 2000. The increase in income tax in 2000 resulted primarily from higher earnings. The decrease in income tax in 2001 resulted primarily from lower earnings. See Note 11 to the Company's consolidated financial statements. The decrease in income tax in 2002 resulted primarily from lower earnings than in 2001.

         NET INCOME

         Net income in 2002 decreased 1.5% to HK$554.7 million (US$71.1 million) from HK$563.0 million in 2001, which decreased 2.3% from HK$576.3 million in 2000.

         LIQUIDITY AND CAPITAL RESOURCES

         SOURCES OF FINANCING

         The Company's principal use of capital in 2001 and 2002 has been capital expenditures related to the construction and launch of AsiaSat 4 and the construction of the Tai Po Earth Station. Net property, plant and equipment increased by HK$421.1 million in 2001 and HK$290.0 million in 2002 to HK$3,232.4 million (US$414.4 million) as of December 31, 2002. This increase has been financed through cash flows from operations.

         The satellite business is highly capital intensive. As of December 31, 2002, the Company had no outstanding debt and HK$3,346.7 million (US$429.1 million) of shareholders' equity. The Company's ability to meet its debt obligations will be dependent on a number of factors, including its cash flow from operations, its ability to secure future financing in addition to the existing loan facility, if needed, and the useful lives of the Company's satellites. See "-- Planned Capital Expenditures."

         In 2000, the Company and AsiaSat entered into an agreement with a syndicate of banks to provide a secured term loan US Dollar credit facility of US$250.0 million (the "Loan Facility") with AsiaSat as borrower and the Company as guarantor. The Loan Facility is divided into two tranches, Tranche A for US$100.0 million and Tranche B for US$150.0 million. The Loan Facility together with cash flows from operations may be used to finance the construction, insurance and launch costs of AsiaSat 4, to finance working capital and other capital expenditure requirements of AsiaSat, to fund financing costs and, if any balance remains, to finance future satellite construction. As of December 31, 2002, there were no outstanding borrowings under the Loan Facility.

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

         BORROWINGS. The Loan Facility provides that AsiaSat may not incur any indebtedness other than (i) certain unsecured subordinated debt, (ii) non-recourse debt used to finance the purchase of an additional satellite other than AsiaSat 2, AsiaSat 3S and in certain circumstances, AsiaSat 4, (iii) certain indebtedness in connection with the leveraged lease of a satellite or transponders, (iv) certain indebtedness on arms-length terms with Shareholders that is subordinate to amounts owed under the Loan Facility and (v) currency or interest rate swaps or other hedging transactions entered into for the purpose of prudent financial management.

         RESTRICTED DISTRIBUTIONS. The Loan Facility provides that the Company may make aggregate annual dividend payments in an amount not exceeding 20% of the Company's consolidated profits (excluding from its calculation items such as interest expenses, taxes on income and profits, tax credits, depreciation, amortization, exceptional items and any extraordinary items) for the relevant financial year or, if lower, 25% of the net profit for the relevant financial year. See "Financial Information - Dividends and Dividend Policy." The Company may not declare any dividend or distribution at any time if an Event of Default (as defined in the Loan Facility) has occurred and is continuing.

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

         PLANNED CAPITAL EXPENDITURES

         The Company anticipates the need for additional capital to fund the construction of the Tai Po Earth Station. See "Information on the Company - Acquisitions and Investments" and "Information on the Company - Property, Plants and Equipment - Land Facilities." The following table sets forth the Company's planned major capital expenditures for the periods indicated. Actual capital expenditures may differ from the amounts indicated below.


                         YEAR ENDED AND AS OF DECEMBER 31,
--------------------------------------------------------------------------------
                 2003    2004    2005    2006        TOTAL   TOTAL
                  HK$     HK$     HK$     HK$          HK$     US$
                                   (in millions)

AsiaSat 4        83.7      --      --      --         83.7    10.7

AsiaSat 2         0.0   344.4   677.0   694.6      1,716.0   220.0
Replacement
Satellite

Tai Po Site     148.5      --      --      --       148.50    19.1

Others            8.9     4.3     4.1     4.7         22.0     2.8
                -----   -----   -----   -----     --------   -----
Total           241.1   348.7   681.1   699.3      1,970.2   252.6
                =====   =====   =====   =====     ========   =====


         The total costs for the construction and launch of AsiaSat 4, including launch insurance, ground facilities, related expenses and capitalized interest, is approximately US$224.0 million (HK$1,747.2 million). The Company financed AsiaSat 4 entirely through internally generated funds. See "-- Sources of Financing." In addition, a replacement satellite for AsiaSat 2 will need to be constructed for launch in 2006 in order to provide adequate opportunity to replace AsiaSat 2 in 2006. The total costs for the construction and launch of a replacement satellite for AsiaSat 2 is estimated to be approximately US$220.0 million (HK$1716.0 million). There can be no assurance that any required additional financing, if any, for additional satellites or an additional land facility will be available or that, if available, it will be available on terms satisfactory to the Company.

         The total cost for the construction of the Tai Po Site is estimated to be approximately US$31.2 million (HK$243.2 million).

         In addition to the above capital commitment, AsiaSat leases its premises under non-cancelable operating leases. At December 31, 2002, commitments for future minimum lease payments which fall due in 2003, 2004 and 2005 are HK$5,689,000 (US$729,358), HK$4,417,000 (US$566,282) and HK$1,247,000
(US$159,871), respectively.

         CASH FLOWS

         The Company has generally financed its short-term working capital requirements from cash provided by operations and borrowings. The Company has not borrowed any amounts for the last three years. The Company had cash and cash equivalents of HK$109 million, HK$136.4 million and HK$406.2 million (US$52.1 million) as of December 31, 2000, 2001 and 2002, respectively.

         Net cash provided by operating activities was HK$687.8 million, HK$720.8 million and HK$809.6 million (US$103.8 million) in 2000, 2001 and 2002, respectively. In 2000, the increasing level of net cash provided by operating activities resulted primarily from increases in revenues and decreases in expenses. See " -- Introduction." In 2001, the increasing level of net cash provided by operating activities resulted from amounts received from the sale of transponder capacity. In 2002, the increasing level of net cash provided by operating activities resulted primarily from lease rentals received from customers.

         Net cash used in investing activities was HK$419.9 million, HK$615.3 million and HK$461.7 million (US$59.2 million) in 2000, 2001 and 2002, respectively. Expenditures on the construction and launch of AsiaSat 3, AsiaSat 3S and AsiaSat 4, as applicable, were HK$461.2 million, HK$577.1 million and HK$396.7 million (US$50.9 million) in 2000, 2001 and 2002, respectively. Expenditures on other property and equipment were HK$2.2 million, HK$29.9 million and HK$51.9 million (US$6.6 million) in 2000, 2001 and 2002, respectively.

         Net cash used in financing activities was HK$948.3 million, HK$78.1 million and HK$78.1 million (US$10.0 million) in 2000, 2001 and 2002, respectively. In 2000, cash used in financing activities consisted primarily of loan repayments and dividend payments. In 2001, net cash used in financing activities primarily consisted of dividend payments. In 2002, net cash used in financing activities primarily consisted of dividend payments.

         The Company has sufficient capital to cover its planned capital expenditures and other operating needs. See "-- Planned Capital Expenditures. The Company had a working capital deficit (current assets minus current liabilities) of HK$70.3 million at December 31, 2000, a working capital credit of HK$86.8 million at December 31, 2001, and a working capital credit of HK$239.0 million (US$30.6 million) at December 31, 2002.

         EXCHANGE RATES

         During the past three years almost all of the Company's revenues, premiums for satellite insurance coverage and debt service and substantially all capital expenditures were denominated in US Dollars. The Company's remaining expenses were primarily denominated in HK Dollars during these periods. As of December 31, 2002, almost all of AsiaSat's transponder utilization agreements, transponder purchase agreements, borrowings and obligations to construct and launch satellites and to purchase TT&C equipment were denominated in US Dollars.

         INFLATION

         Inflation has not materially affected the Company's operations during the past three years.

         TAXATION

         The Company is subject to Hong Kong Profits Tax on its operations deemed to be located in Hong Kong. It is also subject to overseas tax is on its operations in certain of the overseas jurisdictions. (see Note 11 to the Company's consolidated financial statements). Hong Kong profits tax is currently charged at the rate of 16% per annum. The tax rate is proposed to be increased to 17.5% per annum with effect from April 2003.

         Pursuant to a change, effective from April 1, 2001, in Indian tax regulations, the Company may be subject to Indian income tax on revenues received by the Company in respect of income from provision of satellite transponder capacity to the Company's customers for purposes of those customers carrying on business in India or earning income from any source in India.

         The Indian tax authorities assessed the Company (including interest as of March 21, 2001) for income tax of approximately HK$21 million (US$2.7 million) for the assessment year 1997-1998 and approximately HK$23 million (US$2.9 million) for the assessment year 1998-1999. No assessment has yet been made for the 1999-2000, 2000-2001, 2001-2002 or 2002-2003 assessment years.

         The Indian tax authorities had initiated tax recovery measures against the Company. The Company had filed appeals for each of the assessment years 1997-1998 and 1998-1999. In order to expedite the legal proceeding in India and obtain a stay of the recovery measures, the Company made a tax payment totaling approximately HK$19 million (US$2.4 million) to the Government of India.

         The Income Tax Appellate Tribunal (the "Tribunal") in the appeal filed for the assessment year 1997-1998 held that the Company is liable for Indian income tax under certain circumstances. The Tribunal directed Indian tax authorities to make a fresh computation of the taxable income. Pursuant to the order of the Tribunal, the tax authorities have prepared a revised computation of tax due on May 30, 2003. The revised assessment is approximately HK$19 million (US$2.5 million). The Company does not believe that it is liable for the Indian income tax as held by the Tribunal and has filed an appeal against the Tribunal's decision. The tax authorities have also filed an appeal against the Tribunal's decision.

         In addition, based on the general principles set forth by the Tribunal, the amount of income taxable in India depends on the payments made by the Company's customers to the Company for the purpose of those customers carrying on business in India or earning income from any source in India. As such information is proprietary in nature and has not been provided by the Company's customers, the Company cannot reasonably estimate the taxable income. Furthermore, the Company believes it has a reasonable likelihood of success with respect to its appeal. Accordingly, no provision has been recognized for Indian income tax in the Company's consolidated financial statements.

         U.S. GAAP RECONCILIATION

         The Company's financial statements are prepared in accordance with Hong Kong GAAP, which differs in certain material respects from U.S. GAAP. The following table sets forth a comparison of the Company's net income and shareholders' equity in accordance with Hong Kong GAAP and U.S. GAAP.

                                                2000      2001      2002    2002
                                                 HK$       HK$       HK$     US$

Net income in accordance with:                           (in millions)

  Hong Kong GAAP .......................       576.3     563.0     554.7    71.1

  U.S. GAAP ............................       568.1     562.5     538.1    69.0

Shareholders' equity in accordance with:

  Hong Kong GAAP .......................     2,385.2   2,870.1   3,346.7   429.1

  U.S. GAAP ............................     2,467.8   2,952.2   3,412.2   437.4


         Note 15 to the Company's consolidated financial statements provides a description of the principal differences between Hong Kong GAAP and U.S. GAAP as they relate to the Company and a reconciliation to U.S. GAAP of certain items, including net income and shareholders' equity. Differences between Hong Kong GAAP and U.S. GAAP that have a material effect on the Company's net income and shareholders' equity as reported under Hong Kong GAAP relate to capitalization of interest, borrowing costs and deferred taxation.

         Under Hong Kong GAAP, interest on bank loans and related costs of obtaining the loans (including costs incurred in connection with loan facilities) taken out to finance construction of satellites is capitalized during the period of construction. Under U.S. GAAP, the interest capitalized is computed by applying an average borrowing rate of outstanding debt to the total amount of qualifying assets under construction, not to exceed total interest costs incurred. In addition, under U.S. GAAP, certain related borrowing costs payable to lenders are excluded from the amounts capitalized.

         Under Hong Kong GAAP, goodwill is amortized on a systematic basis over its useful life. Under U.S. GAAP, effective from January 1, 2002, goodwill is:
(i) no longer amortized, (ii) assigned to a reporting unit, and (iii) tested for impairment at least annually using fair value. Prior to January 1, 2002, goodwill was amortized under U.S. GAAP.

         CRITICAL ACCOUNTING POLICIES

         The Company's consolidated financial statements are prepared in accordance with Hong Kong GAAP. The preparation of these consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses as well as the disclosure of contingent assets and liabilities. The Company continually evaluates these estimates and judgments, including those related to estimated useful lives of satellites, impairment losses on satellites, allowance for doubtful accounts, and contingent liabilities related to tax assessments from Indian tax authorities. The Company bases these estimates and judgments on its historical experience and other factors that it believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. The Company has identified below the accounting policies that are the most critical to its consolidated financial statements.

         USEFUL LIVES OF IN-ORBIT SATELLITES. The Company's operations are capital intensive and the Company has significant investments in satellites. The carrying value of the Company's in-orbit satellites represented 64%, 50% and 39% of its total assets as of December 31, 2000, 2001 and 2002, respectively. The Company estimates the useful lives of satellites in order to determine the amount of depreciation expense to be recorded during the reported period. The useful lives are estimated at the time satellites are put into orbit and are based on historical experience with other satellites as well as the anticipated technological evolution or other environmental changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these satellites may need to be shortened, resulting in the recognition of increased depreciation in a future period. Similarly, if the actual lives of satellites are longer than what the Company has estimated, the Company would have a smaller depreciation expense. As a result, if the Company's estimations of the useful lives of its satellites are not accurate or are required to be changed in the future, the Company's net income in future periods would be affected.

         REALIZABILITY OF THE CARRYING AMOUNTS OF LONG-LIVED ASSETS. The Company is required to evaluate at each balance sheet date whether there is any indication that the carrying amounts of long-lived assets (primarily its satellites) may be impaired. If any such indication exists, the Company should estimate the recoverable amount of the long-lived assets. An impairment loss is recognized for the excess of the carrying amount of such long-lived assets over their recoverable amounts. The value in use is the discounted present value of the cash flows expected to arise from the continuing use of long-lived assets and cash arising from its disposal at the end of its useful life. The estimates of the cash flows are based on the terms and period of existing transponder utilization agreements ("Existing Agreements").

         Modifications to the terms of the Existing Agreements that results in shorter utilization period than previously agreed and/or those that result in the reduction in agreed rates will result in a lower recoverable amounts (if discount rate used is not changed); which may, in turn, result in a situation wherein the recoverable amounts are less than the carrying amounts (therefore, an impairment loss would need to be recognized).

         ALLOWANCE FOR DOUBTFUL ACCOUNTS. The Company maintains allowance for doubtful accounts for estimated losses that result from the inability of its customers to make the required payments. The Company bases its allowances on the likelihood of recoverability of account receivables based on past experience and current collection trends that are expected to continue. The Company's evaluation also includes the length of time the receivables are past due and the general business environment.

         If changes in these factors occur, or the historical data the Company uses to calculate the allowance for doubtful accounts as of December 31, 2002 does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and the Company's future results of operations could be adversely affected.

         CONTINGENCY RELATED TO INDIAN TAX ASSESSMENTS. The Indian tax authorities had assessed the Company for income tax of approximately HK$44 million (see Note 6 to the Company's consolidated financial statements). The Company did not recognize liabilities in connection with the foregoing assessments as the Company believes that the criteria for recognition of a loss contingency under Financial Accounting Standards No. 15, "Accounting for Contingencies" ("FAS 5") were not met. FAS 5 requires that "an estimated loss from a loss contingency shall be accrued by a charge to income if both of the following conditions are met: (a) information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements; and (b) the amount of loss can be reasonably estimated.

         The Company cannot reasonably estimate the loss that will arise from the assessment since the information needed to calculate such loss (if any) is proprietary to the Company's customers and was not provided to the Company. Further, the Company believes it has a reasonable likelihood of success with respect to its appeals. If the information is made available to the Company in the future and if the Company is finally held liable to Indian tax, the Company's future results of operations could be adversely affected.

         NEW ACCOUNTING STANDARDS

         For a discussion on new accounting standards, see Note 5 to the Company's consolidated financial statements.

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

         Due to the global and regional slow down of the economy, the Company does not expect to achieve any significant growth, or even to maintain the same level of results as in 2002, unless clear signs of economic improvement appear. See "Key Information -- Risk Factors -- Political and Economic Risks." However, the Company has a strong existing customer base and it is estimated that approximately 80% of the Company's 2002 revenue is already contracted for 2003. Furthermore, the Company has an expanding satellite fleet and an outstanding technical and customer service team. Thus, operationally, 2003 will be a challenging year requiring intense customer focus to maintain and expand existing businesses where possible and to concentrate on identifying new opportunities for growth. The Company will continue to investigate strategic opportunities that would support and enhance the Company's core satellite business in order to position itself to capitalize upon the economic recovery of the Asian region.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

                         DIRECTORS AND SENIOR MANAGEMENT

         The directors of the Company as of May 31, 2003 are set forth below.

                                                                     DATE FIRST ELECTED OR
                                                                     APPOINTED DIRECTOR OF
NAME                         AGE        POSITION                     ASIASAT (OR THE COMPANY)       TERM  OF OFFICE
-------------------------    -------    ------------------------     ------------------------       ----------------
Zengxin Mi (1)               52         Chairman and Director        February 28, 2001              May 18, 2004

Romain Bausch (2)            49         Deputy Chairman of the       January 15, 1999               May 18, 2004
                                        Board and Director

                                                                     DATE FIRST ELECTED OR
                                                                     APPOINTED DIRECTOR OF
NAME                         AGE        POSITION                     ASIASAT (OR THE COMPANY)       TERM  OF OFFICE
-------------------------    -------    ------------------------     ------------------------       ----------------
Robert Bednarek (2)          45         Director                     March 14, 2002                 May 17, 2005

Professor Edward Chen,       58         Director                     May 10, 1996                   May 19, 2003
C.B.E., J.P. (3)

Yu Cheng Ding (1)            37         Director                     January 15, 1999               May 18, 2004

R. Donald Fullerton (3)      71         Director                     May 10, 1996                   May 17, 2005

Peter Jackson                54         Director                     May 10, 1996                   May 19, 2003

Weimin Ju (1)                40         Director                     October 12, 1998               May 18, 2004

Tong Zhou Li (1)             63         Director                     December 5, 1989               May 19, 2003

Jurgen Schulte (2)           59         Director                     January 15, 1999               May 17, 2005

Robert Sze (3)               62         Director                     May 10, 1996                   May 17, 2005

William Wade                 46         Director                     May 10, 1996                   May 19, 2003

Fai Wong Ko (4)              54         Alternate Director           November 21, 2002              Not applicable

-------------------------
(1)  Appointed by CITIC.
(2)  Appointed by SES.
(3)  Independent.
(4)  Alternate Director to Zengxi Mi, Tong Zhou Li, Weimin Ju and Yu Cheng Ding.


The executive officers of the Company as of May 31, 2002 are set forth below.

                                                                     DATE FIRST ELECTED OR
                                                                     APPOINTED DIRECTOR OF
NAME                         AGE        POSITION                     ASIASAT (OR THE COMPANY)       TERM  OF OFFICE
-------------------------    -------    ------------------------     ------------------------       ----------------
Peter Jackson                54         Chief Executive Officer      July 1, 1993                   Indefinite

William Wade                 46         Deputy Chief Executive       April 15, 1994                 Indefinite
                                        Officer

Liqun Chen                   52         General Manager, China       April 14, 1989                 Indefinite

Ya Hui Chiu                  53         General Manager,             February 13, 1989              Indefinite
                                        Operation

                                                                     DATE FIRST ELECTED OR
                                                                     APPOINTED DIRECTOR OF
NAME                         AGE        POSITION                     ASIASAT (OR THE COMPANY)       TERM  OF OFFICE
-------------------------    -------    ------------------------     ------------------------       ----------------
Sabrina Cubbon               41         General Manager,             December 1, 1993               Indefinite
                                        Marketing

Denis Lau                    63         Secretary and General        July 1, 1988                   Indefinite
                                        Manager, Finance and
                                        Administration

Barry Turner                 56         General Manager,             May 1, 1998                    Indefinite
                                        Engineering

--------------

         The Board of Directors of the Company currently consists of 12 regular members and one alternate member. Action can be taken by a majority of directors present at a meeting at which a quorum is present. Attendance by six directors, or such other number as determined by the directors from time to time, constitutes a quorum. The Bye-Laws of the Company provide that any director may call a board meeting. The directors of the Company all hold office until the next annual meeting of shareholders and until their successors are elected and have qualified.

         ZENGXIN MI is the Chairman of the Board and a Non-Executive Director of the Company. He is an Executive Director and a Vice President of China International Trust and Investment Corporation ("CITIC"). Prior to his appointment to the present position, he was the Chief Executive Officer of Citisteel USA Inc. in the United States from 1992 to 1997. He joined CITIC in 1985 and holds a Master of Science degree.

         ROMAIN BAUSCH is the Deputy Chairman of the Board and a Non-Executive Director of the Company. He is the President and CEO of SES GLOBAL S.A. He started his career in the Luxembourg civil service. After subsequent promotions, he became General Administrator of the Ministry of Finance. He occupied key positions in the banking and media sectors and spent a five-year term as a Director and Vice Chairman of SES. He graduated with a Master of Arts degree in economics (specialization in business administration) from the University of Nancy (France).

         ROBERT BEDNAREK is a Non-Executive Director of the Company. He is an Executive Vice President Corporate Development and a member of the Executive Committee of SES GLOBAL S.A. Prior to joining SES, he was the Executive Vice-President and Chief Technology Officer of PanAmSat. He graduated with a Bachelor of Science degree in Electronic Engineering from the University of Florida.

         PROFESSOR EDWARD CHEN, C.B.E., J.P., is an Independent Non-Executive Director of the Company. Professor Chen was educated at Hong Kong University (Bachelor of Arts, Master of Social Science) and Oxford University (Doctor of Philosophy) and is currently President of Lingnan University in Hong Kong. He was a member of the Executive Council of Hong Kong, 1992-1997, and Chairman of the Consumer Council, 1991-1997. He is now Chairman of the

Press Council, a Director of the First Pacific Company (Hong Kong), a Trustee of Eaton Vance Management Funds (Boston), and also a Director of The Wharf (Holdings) Limited.

         YU CHENG DING is a Non-Executive Director of the Company. He is the Deputy Chief Economist of CITIC Securities Company Limited, which engages in securities and investment banking. CITIC Securities Company Limited is a wholly-owned subsidiary of CITIC. He holds a Master of Business Administration degree from the University of Pittsburgh.

         R. DONALD FULLERTON is an Independent Non-Executive Director of the Company. He was the Chairman and Chief Executive Officer of Canadian Imperial Bank of Commerce until his retirement in 1992 and is now a member of its Board of Directors. He is also a director of a number of Canadian and multinational companies and medical, cultural and educational entities.

         WEIMIN JU is a Non-Executive Director of the Company. He is the Chief Financial Officer of CITIC, Director of CITIC Ka Wah Bank Limited, a licensed bank in Hong Kong and a Director of Shortridge Limited, which engages in investment, trading and joint ventures in China and Hong Kong. Shortridge Limited is a wholly-owned subsidiary of CITIC.

         TONG ZHOU LI is a Non-Executive Director of the Company. Mr. Li is a Director of Macau Cement Manufacturing Company Limited.

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

         FAI WONG KO is a Non-Executive Alternate Director of the Company. He is the Deputy General Manager of Shortridge Limited.

         PETER JACKSON is an Executive Director and Chief Executive Officer of the Company. He has over 24 years experience in the telecommunications field. Prior to his appointment as the Chief Executive Officer in 1996, he had been employed by Cable & Wireless plc where he held several engineering, marketing and management positions and was responsible for several satellite telecommunications ventures.

         WILLIAM WADE is an Executive Director and Deputy Chief Executive Officer of the Company. He has over 18 years experience in the satellite and cable television industry. He speaks Mandarin Chinese and holds a Bachelor of Arts (Honors) degree in Communications from the University of Utah and a Masters of International Management from Thunderbird (the American Graduate School of International Management).

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

         DR. YA HUI CHIU is General Manager, Operations, of AsiaSat, in which capacity he is responsible for maintaining and operating the Company's satellites. Dr. Chiu has 20 years experience in telecommunications engineering and operations, with the last 16 years being in the satellite communications area. Dr. Chiu received his Bachelor of Science degree from National Taiwan University and his M. Phil and Ph.D. degrees from Yale University, all in Physics.

         SABRINA CUBBON is General Manager, Marketing, of AsiaSat, in which capacity she is responsible for sales and marketing, business development, corporate affairs and market research. Mrs. Cubbon has over 18 years of marketing experience in the telecommunications industry. Prior to joining AsiaSat in August 1992, Mrs. Cubbon was employed by Case Communications, a Hong Kong company, between 1987 and 1992 as Regional Manager Asia-Pacific responsible for the sales and marketing activities to multinational clients. Mrs. Cubbon graduated from the University of Manchester, United Kingdom with a Masters degree in Electronic and Electrical Engineering, with a specialization in cryptography.

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

         BARRY TURNER is General Manager, Engineering for AsiaSat. Mr. Turner joined AsiaSat in 1997 as Deputy General Manager of Engineering and was appointed to his present position in May 1998. Mr. Turner has 29 years of experience in the satellite communications industry and has held senior and executive management positions in Engineering and in Sales and Marketing at Telesat Canada and in Strategic Planning at TMI Communications Inc. Mr. Turner holds a Bachelor's degree in Electrical Engineering from the Technical University of Nova Scotia, Canada, and a Masters degree in Business Administration from the University of Ottawa, Canada.

         There is no family relationship between any director or executive officer and any other director or executive officer of the Company.

                                  COMPENSATION

         The aggregate compensation paid by AsiaSat to all directors and officers of the Company for 2001 and 2002 was approximately HK$25.7 million (US$3.3 million) and HK$29.7 million (US$3.8 million), respectively. This compensation included payments of HK$400,000 (2001: HK$550,000) and HK$400,000 (2001: HK$400,000) to SES GLOBAL S.A. and a subsidiary of

CITIC, the major shareholders of the Company, respectively, for certain Non-Executive Directors representing SES GLOBAL S.A. and CITIC.

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

         The Company has also established a business development committee. The committee is responsible for reviewing all corporate plans, budgets and any new and ongoing projects or ventures and make recommendations to the Board for consideration and approval. The committee shall have no executive powers. The committee shall have three members who shall be non-executive directors. The committee currently comprises of Messrs. Robert Bednarek (Chairman), Tong Zhou Li and Yu Cheng Ding.

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

                                    EMPLOYEES

         As of December 31, 2002, the Company had 83 full-time employees, of which seven employees were in management, 36 employees were in engineering and operations and 23 employees were in sales and marketing. The remaining 17 employees were engaged in administrative, accounting, legal and regulatory activities. The Company has 75 employees in Hong Kong and eight employees in Beijing.

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

         At December 31, 2002, outstanding options granted under the Share Option Scheme (including those previously granted under the old scheme) were as follows:


         EXERCISE PERIOD            OPTION PRICE      NUMBER OF SHARES
                                        HK$
--------------------------------- ----------------  --------------------

Nov 26, 1999 to Nov 25, 2006           17.48             1,718,500

Oct 1, 2002 to Sept 30, 2009           17.48             1,838,000

Feb 4, 2004 to Feb 3, 2012             14.35             3,593,000
                                  ----------------
                                                    --------------------
                                                         7,149,500
                                                    ====================

         As of May 31, 2003, Zengxin Mi, the Chairman and a Non-Executive Director of the Company, held 100,000 options, exercisable from February 4, 2004 to February 3, 2012.

         As of May 31, 2003, Romain Bausch, the Deputy Chairman and a Non-Executive Director of the Company, held 100,000 options, exercisable from February 4, 2004 to February 3, 2012.

         As of May 31, 2003, Edward Chen, an Independent Non-Executive Director of the Company, held 50,000 options, exercisable from February 4, 2004 to February 3, 2012.

         As of May 31, 2003, Yu Cheng Ding, a Non-Executive Director of the Company, held 50,000 options, exercisable from February 4, 2004 to February 3, 2012.

         As of May 31, 2003, Robert Fullerton, an Independent Non-Executive Director of the Company, held 75,000 options, exercisable from February 4, 2004 to February 3, 2012.

         As of May 31, 2003, Weimin Ju, a Non-Executive Director of the Company, held 50,000 options, exercisable from February 4, 2004 to February 3, 2012.

         As of May 31, 2003 Tong Zhou Li, a Non-Executive Director of the Company, held 50,000 options, exercisable from February 4, 2004 to February 3, 2012.

         As of May 31, 2003, Jurgen Schulte, a Non-Executive Director of the Company, held 50,000 options, exercisable from February 4, 2004 to February 3, 2012.

         As of May 31, 2003, Robert Sze, an Independent Non-Executive Director of the Company, held 75,000 options, exercisable from February 4, 2004 to February 3, 2012.

         As of May 31, 2003, Peter Jackson, an Executive Director and the Chief Executive Officer of the Company, held 915,000 options, exercisable from November 26, 1999 to February 3, 2012.

         As of May 31, 2003, William Wade, an Executive Director and the Deputy Chief Executive Officer of the Company, held 760,000 options, exercisable from November 26, 1999 to February 3, 2012.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

                               MAJOR SHAREHOLDERS

         The following table sets forth certain information regarding ownership of the Company's voting securities as of May 31, 2003 by (i) all persons who are known by the Company to be the beneficial owner of more than five percent (5%) of any class of the Company's voting securities and (ii) the total amount of any class of the Company's voting securities owned by the officers and directors of the Company as a group.


TITLE OF CLASS   IDENTITY OF PERSON OR GROUP   AMOUNT OWNED    PERCENT OF CLASS
---------------  ----------------------------  --------------  -----------------

Common Stock     Bowenvale Limited             268,905,000     68.90%

Common Stock     Colonial Limited and its      20,665,600      5.30%
                 subsidiaries

Common Stock     Directors and Officers        277,500         0.06%


         The Company is controlled by Bowenvale Limited, a limited liability company incorporated in the British Virgin Islands ("Bowenvale Limited"), which owns 68.9% of the outstanding shares of Common Stock of the Company. Until January 15, 1999, Bowenvale Limited was owned by Cable & Wireless plc, Able Star Limited, an indirect wholly-owned subsidiary of CITIC, and Dontech Limited, an indirect wholly-owned subsidiary of Hutchison Whampoa Limited. On January 15, 1999, Cable & Wireless plc and Hutchison Whampoa Limited sold their holdings in Bowenvale Limited to CITIC and SES. As a result of this transaction, CITIC increased its ownership of the voting share capital of Bowenvale Limited from 41.67% to 49.5% and SES acquired the remaining 49.5%. Voting rights in Bowenvale Limited are equally shared between CITIC and SES. CITIC also holds 1% of the shares of Bowenvale Limited that are non-voting. CITIC is China's leading state-owned investment corporation, with diversified holdings in banking, securities, energy, telecommunications, real estate, manufacturing, transportation and trading and extensive contact in China. SES is based in Luxembourg and is the largest private satellite service provider in the world. CITIC and SES are each referred to herein as a Shareholder and Cable & Wireless plc and Hutchison Whampoa Limited are each referred to herein as a former Shareholder.

         The Company is not aware of any arrangement that may at a subsequent date result in a change of control of the Company.

                            RELATED PARTY TRANSACTION

         Certain members of the Board of Directors and the Alternate Director of the Company also serve as directors and executive officers of the current Shareholders. These individuals include Romain Bausch, Robert Bednarek, Yu Cheng Ding, Zengxin Mi, Tong Zhou Li, Weimin Ju, Jurgen Schulte and Fai Wong Ko. See "Directors, Senior Management and Employees."

         The Company has entered into transactions from time to time with its current and former Shareholders, their affiliates and other connected persons (as defined in the Listing Rules of the Hong Kong Stock Exchange). It is the Company's policy that such transactions be effected on terms which the Company believes to be comparable to those available with unaffiliated parties. For so long as the Company is listed on the Hong Kong Stock Exchange, all transactions between the Company and its directors or any of their respective affiliates (as defined in the Listing Rules of the Hong Kong Stock Exchange) will constitute connected transactions of the Company under the Listing Rules and unless exemptions are applicable or waivers are granted, will be subject to independent shareholders' approval in a general meeting.

         AsiaSat has from time to time conducted transactions as described below with the Shareholders, their affiliates and other connected persons. Unless otherwise indicated, the following arrangements will continue to be conducted on the same basis:

         (i) Since 1996, CITIC Guoan Information Industry Company Limited ("Guoan"), a subsidiary of CITIC, has leased 7 MHz of capacity on one 72 MHz C-band transponder on AsiaSat 2. The current agreement has an initial term of three years starting from January 1, 2000 for 2 MHz of capacity. The annual utilization fee is US$120,000 (HK$0.9 million), payable semi-annually. On April 28, 2001, Guoan has leased 5 MHz of capacity on one Ku-band transponder on AsiaSat 3S. During the same year, some of the AsiaSat 2 C-band capacity leased by Guoan was switched to the Ku-band capacity on AsiaSat 3S. The current capacity lease by Guoan on the AsiaSat 3S Ku-band transponder is 9 MHz. The annual utilization fee is US$405,000 (HK$3.2 million), payable semi-annually. The transponder capacity under both agreements is used to provide domestic private network services within China. The total amount of revenue recognized by the Company during 2000, 2001 and 2002, respectively, under these agreements was approximately HK$3,276,000, HK$3,832,000 and HK$4,095,000.

         (ii) In 2002, the Company paid an agency fee of HK$1,611,000 to CITIC Technology Company Limited, a subsidiary of CITIC, for collecting money from China customers on behalf of the Company.

         (iii) In 2002, the Company recognized rental income from leasing transponder capacity to SES Americom, a wholly-owned subsidiary of SES, amounting to HK$162,000.

         (iv) In 2002, a consultancy fee, amounting to HK$678,000 was paid to SES Astra S.A., a wholly-owned subsidiary of SES.

         (v) The Company has granted or agreed to grant each of the Shareholders demand and piggyback registration rights, exercisable under certain circumstances and subject to certain conditions, that require the Company to register under the Securities Act Shares held by Bowenvale Limited, the Shareholders and their affiliates. Under the registration rights agreement, the Company will pay all expenses in connection with registrations made at the request of the Shareholders and the Company will pay all expenses in connection with any registration by the Shareholders incidental to a registration by the Company. The exercise by the Shareholders of their registration rights could adversely affect the market price of the Shares and the ADSs and could impair the Company's future ability to raise capital through an offering of its equity securities.

         (vi) In 2002, the Company recognized rental income from leasing satellite transponder capacity amounting to approximately HK$20,177,000 and no maintenance and other services income from SpeedCast Holdings Limited. The total amount of such income recognized in 2001 was HK$19,547,000 and HK$9,116,000, respectively, and in 2000 was HK$21,125,000 and HK$10,774,000, respectively.

         (vii) Equipment Sale and Purchase, Software License, and Service Provision Agreement, dated February 13, 2000, between AsiaSat and SES, a major shareholder of the Company, pursuant to which SES agreed to sell the equipment, license the software and provide the services to AsiaSat for the purposes of establishing an Astra-Net Platform in Hong Kong, which is used to distribute IP (Internet Protocol) encoded information via satellite. The transaction was effected to allow rights to this platform to be contributed to SpeedCast by AsiaSat, which owns 45.3% of SpeedCast Holdings Limited. The total consideration payable by AsiaSat is approximately US$1.95 million (HK$15.2 million) payable in three tranches upon certain contingencies, and subject to the acceptance of the equipment by AsiaSat and the compliance by AsiaSat with the terms of the limited, non-transferable and non-exclusive software license. The consideration was negotiated on an arm's-length basis taking into account the internal evaluation of the value of the equipment, license and services offered. This amount was fully settled in 2001.

         (viii) The Company made payments to SES GLOBAL and a subsidiary of CITIC amounting to HK$400,000 (2001: HK$550,000) and HK$400,000 (2001:
         HK$400,000) respective, for certain Non-Executive Directors representing SES GLOBAL and CITIC.

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

DIVIDENDS AND DIVIDEND POLICY

         The Company has distributed annual cash dividends to shareholders for each fiscal year since it commenced operations in 1996 and anticipates continuing to do so in the future. The Board has adopted a dividend policy to distribute approximately 30-40% of net income as dividends. However, pursuant to the Loan Facility, the Company may not declare any dividend or make any distribution in excess of (1) 20% of consolidated profits (excluding items such as interest expenses, taxes on income and profits, tax credits, depreciation, amortization, exceptional items and any extraordinary items) or (2) if lower, 25% of net income for the relevant financial year. The Company was required to obtain approval from the syndicate of banks providing the Loan Facility with respect to the special dividend declared and paid in 2002 as it exceeded the dividend limitation imposed under the Loan Facility. See "Operating and Financial Review and Prospects -- Liquidity and Capital Resources -- Sources of Financing." Furthermore, any future dividend payments are dependent on future earnings, financial position, cash flow and levels of investments in the satellite network and ground station equipment.

         The following table details the total amount of annual dividends and the gross dividends paid, together with certain additional information, for 2000, 2001 and 2002.

                                                      FOR THE YEAR ENDED
                                                         DECEMBER 31
                                                       2000  2001  2002
                                                       ----  ----  ----
Net income (in HK Dollars in million) ...............   576   563   555
Ordinary dividend paid (in HK Dollars in million) ...    78    78    78
Ordinary dividend per Share (in HK cents) ...........    20    20    20
Ordinary dividend proposed (in HK Dollars in million)    55    55    74
Ordinary dividend per Share (in HK cents) ...........    14    14    19
Special dividend proposed (in HK Dollars in million)     --    --    98
Special dividend per Share (in HK cents) ............    --    --    25


         LEGAL AND REGULATORY PROCEEDINGS

         Other than as described below, the Company is not involved in any significant legal or regulatory proceedings.

TAX DISPUTES

         The Indian tax authority has made assessments against the Company in respect of certain lease payments for transponders used by the Company. See "Operating and Financial Review and Prospects - Taxation."

OTHER DISPUTES

         In addition, the Company is subject to various claims and proceedings in the ordinary course of business. None of these claims and proceedings will have a material adverse effect on the financial condition or results of operation of the Company.

         SIGNIFICANT CHANGES

    There have been no significant changes in the Company's business, operations or financial condition since December 31, 2002.

ITEM 9.  STOCK PRICE HISTORY.

         SHARE PRICE HISTORY AND MARKETS

         The Company's American Depositary Shares ("ADS") representing its shares (each ADS representing ten shares of the Company) are listed and traded on the New York Stock Exchange (symbol: SAT) and the Company's shares are listed and traded on the Hong Kong Stock Exchange (symbol: 1135.HK) since June 18, 1996 and June 19, 1996, respectively. The table below details, for the periods indicated, the high and low market prices for its depositary receipts on each of the New York Stock Exchange and the Hong Kong Stock Exchange, as reported by the New York Stock Exchange and the Hong Kong Stock Exchange for the last five fiscal years and the most recent six months. See "Key Information - Historical Exchange Rate Information" with respect to rates of exchange between the US Dollar and the HK Dollar applicable during the periods set forth below.

                            NEW YORK STOCK EXCHANGE     HONG KONG STOCK EXCHANGE
                                (IN US DOLLARS)              (IN HK DOLLARS)
                             HIGH             LOW          HIGH           LOW
                             ----             ---          ----           ---
1998 ...................    22.00             9.75        15.90           7.60
1999 ...................    36.00            13.75        24.60          10.50
2000 ...................    45.94            17.88        37.40          13.80
2001 ...................    26.30            10.95        20.55           7.65
2002 ...................    18.90            10.95        15.10           8.80
December 2002 ..........    14.15            11.22        11.25           9.15
January 2003 ...........    12.50            11.70         9.95           9.20
February 2003 ..........    13.16            12.11        10.70           9.70
March 2003 .............    12.80            11.66        10.25           9.10
April 2003 .............    14.45            12.75        11.10          10.00
May 2003 ...............    17.25            13.81        13.50          10.70

         There has been no significant trading suspension in the past three years.


ITEM 10. ADDITIONAL INFORMATION.

         CHARTER DOCUMENTS.

         Information relating to the Company's charter documents is incorporated herein by reference to the Company's Annual Report on Form 20-F for fiscal year 2000, File No.3334856.

         MATERIAL CONTRACTS.

         The following is a summary of the material contracts concluded outside of the ordinary course of business to which the Company and other members of its group were a party. Copies of these contracts are filed as exhibits to this Form 20-F. Directions on how to obtain copies of these contracts are provided under "Item 10. -- Documents under Display."

         o Construction Agreement between the Company and Boeing and Launch Agreement between the Company and Lockheed Martin, each entered into in September 2000. Pursuant to the Construction Agreement, Boeing agreed to construct, assemble, equip, test, supply and deliver AsiaSat 4, a satellite of BSS601 HP with 28 C-band and 20 Ku-band transponders designed to serve telecommunications services providers and TV broadcasters, to the Company. Pursuant to the Launch Agreement, Lockheed Martin agreed to provide launch services for one launch of AsiaSat 4. The aggregate investment for the construction, launch and launch insurance of AsiaSat 4 is estimated to be approximately US$224.0 million.

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

         o Construction Contract Agreement (the "Construction Contract"), dated March 4, 2002, between AsiaSat and Leighton Contractors
                  (Asia) Limited (the "Contractor"). Pursuant to the Construction Contract, the Contractor agreed to design and construct a new satellite earth station on the Tai Po Site. Costs related to the construction of the Tai Po Site (including consultancy fees but excluding amounts paid under the Lease Agreement) are estimated to be approximately HK$119.7 million (US$15.3 million).

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

         INTEREST RATE FLUCTUATIONS

         As of December 31, 2002, no borrowings consisted of floating rate borrowings.

         The Company will be exposed to interest rate fluctuations on any borrowings under the Loan Facility and any change in interest rate could affect its results of operations and cash flows. The potential effect of a hypothetical 0.5% increase in interest rate for one year on outstanding indebtedness in the full amount of US$100 million Tranche A of the Loan Facility would be a reduction in cash flows of approximately US$500,000 and a reduction in net income of approximately HK$3.9 million in each year.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

         Not Applicable.


                                    PART III

ITEM 15. CONTROLS AND PROCEDURES

         DISCLOSURE CONTROLS AND PROCEDURES

         The Company's Chief Executive Officer and Chief Financial Officer have reviewed the Company's disclosure controls and procedures within 90 days prior to the filing of this Annual Report on Form 20-F. Based upon this review, these officers believe that the Company's disclosure controls and procedures are effective in ensuring that material information related to the Company is made known to them by others within the Company.

         INTERNAL CONTROLS

         There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls during the period covered by this Annual Report on Form 20-F or from the end of the fiscal period to the date hereof, including any corrective actions with regard to significant deficiencies and material weaknesses.

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

             Consolidated Statement of Changes in Shareholders' Equity.......F-6

             Consolidated Statements of Cash Flows...........................F-6

             Notes to the Consolidated Financial Statements..................F-8

         (b) Exhibits to this Annual Report:

     NUMBER                              EXHIBIT
     ------                              -------
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

      4.6.        Shareholders' Agreement dated as of April 6, 2000, among Asia
                  Satellite

     NUMBER                              EXHIBIT
     ------                              -------
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

      4.8. Amendment 5 to Contract No. AsiaSat-3B/4 dated September 7, 2000, between Asia Satellite Telecommunications Company Limited and Hughes Space and Communications International, Inc. (incorporated by reference to Exhibit 4.9 on Form 20-F for fiscal year 2000, File No.3334856)*

      4.9. Contract for Launch Services LKEB-0009-0807 dated September 19, 2000, between AsiaSat and Lockheed Martin Commercial Launch Services, Inc. (incorporated by reference to Exhibit
                  4.10 on Form 20-F for fiscal year 2000, File No.3334856)*

      4.10 Amended and Restated Deposit Agreement (incorporated by reference to Exhibit A to the Registration Statement on Form F-6, File No.333-13900, relating to the Company's American Depositary Shares)

     4.11.        Share Option Scheme, dated January 25, 2002, of the Company.

     4.12. Lease Agreement, dated March 12, 2001, between AsiaSat and the Hong Kong Industrial Estates Corporation.

     4.13 Construction Contract Agreement, dated March 4, 2002, between AsiaSat and Leighton Contractors (Asia) Limited.

      8.1. Subsidiaries of the Registrant (included on page 11 of this Annual Report).

     99.1 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

     99.2 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

                             Asia Satellite Telecommunications Holdings Limited

                             By:  /s/ Peter Jackson
                                 ---------------------------------------
                                 Peter Jackson
                                 Director and Chief Executive Officer



         Date: June 23, 2003

                                ASIA SATELLITE TELECOMMUNICATIONS
                                HOLDINGS LIMITED
                                ------------------------------------

                                Consolidated Financial Statements
                                Years ended December 31, 2000, 2001 and 2002 and Independent Auditors' Report

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

                          INDEX TO FINANCIAL STATEMENTS


Independent Auditors' Report ..............................................F - 2

Consolidated Statements of Operations for the years ended
  December 31, 2000, 2001 and 2002.........................................F - 3

Consolidated Balance Sheets at December 31, 2001 and 2002..................F - 4

Consolidated Statement of Changes in Shareholders' Equity..................F - 6

Consolidated Statements of Cash Flows for the years ended
  December 31, 2000, 2001 and 2002.........................................F - 7

Notes to Consolidated Financial Statements.................................F - 9

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Shareholders of Asia Satellite Telecommunications Holdings Limited


We have audited the accompanying consolidated balance sheets of Asia Satellite Telecommunications Holdings Limited and subsidiaries as of December 31, 2001 and 2002 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002, all expressed in Hong Kong dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Asia Satellite Telecommunications Holdings Limited and subsidiaries as of December 31, 2001 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in Hong Kong.

Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2002 and the determination of shareholders' equity and financial position at December 31, 2001 and 2002, to the extent summarized in Note 15.




Deloitte Touche Tohmatsu
Hong Kong
March 14, 2003
(May 30, 2003 as to third paragraph of Note 6(c))

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                        YEAR ENDED DECEMBER 31,
                                                -----------------------------------------------------
                                                      2000          2001          2002          2002
                                                      ----          ----          ----          ----
                                                       HK$           HK$           HK$           US$
                                                     (dollars in thousands, except per share amounts)
Service Revenue (Note 4):
  Unaffiliated customers ....................      978,493       946,073       926,316       118,758
  Related parties (Note 12) .................       24,401        23,378        24,434         3,133
                                                ----------    ----------    ----------    ----------
                                                 1,002,894       969,451       950,750       121,891
                                                ----------    ----------    ----------    ----------
Operating expenses:
  Cost of services,
    excluding depreciation ..................       77,436        73,357        76,439         9,800
  Selling, general and administrative .......       61,531        70,861        81,315        10,425
  Depreciation ..............................      168,391       166,650       166,632        21,363
                                                ----------    ----------    ----------    ----------
Total operating expenses ....................      307,358       310,868       324,386        41,588
                                                ----------    ----------    ----------    ----------

Operating income ............................      695,536       658,583       626,364        80,303

Other income (expense):
  Interest income ...........................       39,043         6,725         6,423           823
  Interest expense ..........................      (37,054)           --            --            --
  Maintenance and other service income
    from affiliates (Note 12) ...............       10,774         9,116            --            --
  Other (expense) income (Note 10) ..........       (8,178)          488            39             5
                                                ----------    ----------    ----------    ----------
Income before equity in losses of affiliates,
  taxation and minority interest ............      700,121       674,912       632,826        81,131

Equity in losses of affiliates ..............      (43,928)      (41,349)       (9,075)       (1,163)
Income tax expense (Note 11) ................      (79,869)      (70,564)      (69,062)       (8,854)
Minority interest ...........................          (29)          (16)           --            --
                                                ----------    ----------    ----------    ----------
Net income ..................................      576,295       562,983       554,689        71,114
                                                ==========    ==========    ==========    ==========
Earnings per share:
  Basic .....................................         1.48          1.44          1.42          0.18
                                                ==========    ==========    ==========    ==========
  Diluted ...................................         1.47          1.44          1.42          0.18
                                                ==========    ==========    ==========    ==========


          See accompanying notes to consolidated financial statements.

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

                           CONSOLIDATED BALANCE SHEETS

                                                                               AT DECEMBER 31,
                                                                  --------------------------------------
                                                                       2001          2002          2002
                                                                       ----          ----          ----
                                                                        HK$           HK$           US$
                                                                            (dollars in thousands)
ASSETS

Current assets:
  Cash and cash equivalents ..................................      136,428       406,228        52,081
  Accounts receivable (net of allowance for doubtful accounts:
    2001: HK$3,612; 2002: HK$15,012) .........................      101,015        74,430         9,542
  Other receivables ..........................................       25,488         1,335           171
  Prepaid in-orbit insurance .................................       45,891        14,301         1,833
  Other prepaid expenses and other current assets ............        3,351         5,903           757
                                                                 ----------    ----------    ----------

Total current assets .........................................      312,173       502,197        64,384

Property, plant and equipment:
  Satellite and tracking facilities (Note 8) .................    3,628,442     3,629,079       465,266
  Leasehold land .............................................       26,968        26,968         3,457
  Furniture, fixtures and fittings ...........................        9,066         9,151         1,173
  Office equipment ...........................................        5,420         5,637           723
  Motor vehicles .............................................        2,762         2,954           379
  Plant and machinery ........................................        1,690         1,690           217
  Accumulated depreciation ...................................   (1,954,849)   (2,121,191)     (271,947)
  Satellite and tracking facilities under construction .......    1,222,191     1,618,864       207,547
  Building under construction ................................          634        59,198         7,589
                                                                 ----------    ----------    ----------

Net property, plant and equipment (Note 5) ...................    2,942,324     3,232,350       414,404
Unbilled rental receivable (net of allowance for
  doubtful accounts: 2001: Nil; 2002: Nil) ...................      130,225       164,982        21,152
Investments in affiliates (Note 1) ...........................           --        17,521         2,246
Tax prepayment ...............................................           --        19,305         2,475
                                                                 ----------    ----------    ----------

TOTAL ........................................................    3,384,722     3,936,355       504,661
                                                                 ==========    ==========    ==========

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

                                                                           AT DECEMBER 31,
                                                              -----------------------------------
                                                                  2001        2002        2002
                                                                  ----        ----        ----
                                                                   HK$         HK$         US$
                                                               (dollars in thousands except share
                                                                       and par value amounts)
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Other payables and accrued expenses ....................       8,151      13,318       1,707
  Construction payable ...................................      13,050      20,585       2,639
  Deferred revenue .......................................     160,050     158,937      20,377
  Customer deposits ......................................       2,171       1,872         240
  Dividend payable .......................................         121         121          16
  Taxes payable ..........................................      41,782      68,346       8,762
                                                             ---------   ---------   ---------

     Total current liabilities ...........................     225,325     263,179      33,741

Long-term liabilities:
  Deferred revenue .......................................     113,101     140,019      17,951
  Deferred taxation (Note 11) ............................     175,724     185,949      23,840
                                                             ---------   ---------   ---------

Total long-term liabilities ..............................     288,825     325,968      41,791

Commitments and contingencies (Note 6)

Minority interest ........................................         492         492          63

Shareholders' equity:
  Common shares (HK$0.10 par value; 550,000,000 shares
    authorized; 390,265,500 shares issued and outstanding)      39,027      39,027       5,003
  Additional paid-in capital .............................       4,614       4,614         592
  Retained earnings ......................................   2,826,439   3,303,075     423,471
                                                             ---------   ---------   ---------

Total shareholders' equity ...............................   2,870,080   3,346,716     429,066
                                                             ---------   ---------   ---------

TOTAL ....................................................   3,384,722   3,936,355     504,661
                                                             =========   =========   =========


          See accompanying notes to consolidated financial statements.

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

            CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                                                           ADDITIONAL
                                                 COMMON      PAID-IN     RETAINED
                                                 SHARES      CAPITAL     EARNINGS         TOTAL
                                                 ------      -------     --------         -----
                                                   HK$          HK$         HK$            HK$
                                                             (dollars in thousands)

At January 1, 2000 .......................       39,008        1,303    1,843,266     1,883,577
Shares issued on exercise of share options           19        3,311           --         3,330
Final dividend for 1999 ..................           --           --      (54,611)      (54,611)
Interim dividend for 2000 ................           --           --      (23,441)      (23,441)
Net income for the year ..................           --           --      576,295       576,295
                                             ----------   ----------   ----------    ----------

At December 31, 2000 and January 1, 2001 .       39,027        4,614    2,341,509     2,385,150
Final dividend for 2000 ..................           --           --      (54,637)      (54,637)
Interim dividend for 2001 ................           --           --      (23,416)      (23,416)
Net income for the year ..................           --           --      562,983       562,983
                                             ----------   ----------   ----------    ----------

At December 31, 2001 and January 1, 2002 .       39,027        4,614    2,826,439     2,870,080
Final dividend for 2001 ..................           --           --      (54,637)      (54,637)
Interim dividend for 2002 ................           --           --      (23,416)      (23,416)
Net income for the year ..................           --           --      554,689       554,689
                                             ----------   ----------   ----------    ----------

At December 31, 2002 .....................       39,027        4,614    3,303,075     3,346,716
                                             ==========   ==========   ==========    ==========


          See accompanying notes to consolidated financial statements.

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 YEAR ENDED DECEMBER 31,
                                                      ---------------------------------------------
                                                          2000        2001        2002        2002
                                                          ----        ----        ----        ----
                                                           HK$         HK$         HK$         US$
                                                                   (dollars in thousands)
Cash flows from operating activities
Net income ........................................    576,295     562,983     554,689      71,114
Adjustments to reconcile net income
  to net cash provided by operating activities:
  Interest income .................................    (39,043)     (6,725)     (6,423)       (823)
  Interest expense on bank loans ..................     37,054          --          --          --
  Depreciation ....................................    168,391     166,650     166,632      21,363
  Amortization of deferred loan origination costs .      7,918          --          --          --
  Amortization of goodwill arising on acquisition
    of associates .................................         --       6,132       4,604         591
  Impairment loss of goodwill .....................         --       6,132          --          --
  Deferred taxes ..................................     30,555      46,734      10,225       1,311
  Minority interest ...............................         29          16          --          --
  Gain on disposal of property, plant and equipment       (130)        (98)        (39)         (5)
  (Reversal of) provision for doubtful debts ......     (6,066)         --      11,708       1,501
  Equity in losses of affiliates ..................     43,928      41,349       9,075       1,163
Changes in operating assets and liabilities:
  Accounts receivable .............................    (17,363)    (24,940)     14,877       1,907
  Other receivables ...............................     (6,151)    (19,258)     23,746       3,044
  Prepaid expenses and other current assets .......    (10,673)    (11,850)     29,038       3,723
  Unbilled lease rental receivable ................    (45,216)    (31,188)    (34,757)     (4,456)
  Accounts payable and accrued expenses ...........     24,783     (21,450)      5,145         659
  Deferred revenue ................................    (65,702)     21,215      14,105       1,809
  Customer deposits ...............................    (14,021)     (2,951)       (299)        (38)
  Tax payable .....................................     40,600     (11,969)      7,259         930
                                                      --------    --------    --------    --------

Net cash provided by operating activities .........    725,188     720,782     809,585     103,793
                                                      --------    --------    --------    --------

Cash flows from investing activities
Interest received .................................     43,423       6,789       6,291         807
Purchase of property, plant and equipment .........   (463,409)   (606,957)   (448,564)    (57,508)
Purchase of equipment and software for
  the Gen II platform .............................         --     (15,210)         --          --
Proceeds from disposal of property, plant and
  equipment .......................................        130         100          41           5
Acquisition of an investment in an affiliate ......         --          --     (19,500)     (2,500)
                                                      --------    --------    --------    --------

Net cash used in investing activities .............   (419,856)   (615,278)   (461,732)    (59,196)
                                                      --------    --------    --------    --------

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

                                                                 YEAR ENDED DECEMBER 31,
                                                    ---------------------------------------------
                                                        2000        2001        2002        2002
                                                        ----        ----        ----        ----
                                                         HK$         HK$         HK$         US$
                                                                 (dollars in thousands)
Cash flows from financing activities
Interest paid on bank loans .....................    (37,396)         --          --          --
Repayment of bank loans .........................   (873,600)         --          --          --
Dividends paid ..................................    (78,052)    (78,053)    (78,053)    (10,007)
Proceeds from issuance of shares ................      3,330          --          --          --
                                                    --------    --------    --------    --------

Net cash used in financing activities ...........   (985,718)    (78,053)    (78,053)    (10,007)
                                                    --------    --------    --------    --------

(Decrease) increase in cash and cash equivalents    (680,386)     27,451     269,800      34,590

Cash and cash equivalents
At beginning of year ............................    789,363     108,977     136,428      17,491
                                                    --------    --------    --------    --------

At end of year ..................................    108,977     136,428     406,228      52,081
                                                    ========    ========    ========    ========

Supplemental disclosure of cash flow information:
  Income taxes paid .............................      8,714      35,798      51,578       6,613
                                                    ========    ========    ========    ========


Non-cash investing activities:
  Investment in affiliate by way of providing
    satellite transponder capacity and
    maintenance and other support services ......     97,500          --      11,700       1,500
                                                    ========    ========    ========    ========


          See accompanying notes to consolidated financial statements.

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             (dollars in thousands)


1.       GENERAL

         Asia Satellite Telecommunications Holdings Limited (the "Company") is incorporated in Bermuda as an exempted company under the Companies Act of 1981 of Bermuda (as amended). The shares of the Company are listed on The New York Stock Exchange and The Stock Exchange of Hong Kong Limited.

         The Company, through its wholly-owned indirect subsidiary, Asia Satellite Telecommunications Company Limited ("AsiaSat"), is a provider of satellite transponder capacity. AsiaSat currently owns and operates two satellites - AsiaSat 2, and AsiaSat 3S which commenced commercial operations in January 1996 and May 1999, respectively.

         Details of subsidiary companies and a controlled partnership at December 31, 2002 are as follows:

                                         PLACE OF
                                       INCORPORATION/                            PERCENTAGE OF
                                       REGISTRATION/                            NOMINAL VALUE OF
                  NAME OF             PRINCIPAL PLACE         CLASS OF         ISSUED CAPITAL HELD
         SUBSIDIARY/PARTNERSHIP        OF OPERATION          SHARES HELD         BY THE COMPANY         PRINCIPAL ACTIVITY
         ----------------------        ------------          -----------         --------------         ------------------
                                                                               DIRECTLY   INDIRECTLY
                                                                               --------   ----------
         AsiaSat BVI Limited          British Virgin       Ordinary shares       100%         --        Investment holding
                                          Islands

         Asia Satellite                  Hong Kong         Ordinary shares        --         100%       Provision of satellite
           Telecommunications                                                                             transponder
           Company Limited                                                                                capacity

         Hanbury International        British Virgin       Ordinary shares        --         100%       Inactive
           Limited                        Islands

         SAT Limited                    Republic of        Ordinary shares       100%         --        Inactive
                                         Mauritius

         Sornico Limited                 Hong Kong         Ordinary shares        --         100%       Investment holding

         The First Asian Satellite       Hong Kong               N/A              --          1%        Inactive
           Leasing Limited
           Partnership
           ("the Partnership")

         The Company continues to control the Partnership as it is the general partner and accordingly continues to consolidate it.

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             (dollars in thousands)


1.       GENERAL - CONTINUED

         AsiaSat had a 36.5% equity interest in SpeedCast Holdings Limited ("SHL") as of December 31, 2001. AsiaSat increased its equity interest in SHL to 45.3% in 2002. The purchase consideration of the 36.5% equity interest was HK$97,500 while that of the additional 8.8% equity interest acquired in 2002 was HK$31,200. The entire HK$97,500 and a portion of HK$31,200 (amounting to HK$11,700) were paid in the form of satellite transponder capacity and maintenance and other support services to be provided under agreements (valued using prices with third parties with comparable terms and conditions). AsiaSat recorded goodwill from such acquisitions of HK$12,264 and HK$13,000, respectively, for the excess of the purchase consideration over the fair value of the SHL net assets acquired. SHL consolidates the accounts of SpeedCast Limited ("Speedcast"), a wholly owned subsidiary, and the Company's investment in SHL is accounted for using the equity method in the accompanying financial statements.

         The details of the Company's affiliates as at December 31, 2001 and 2002 are as follows:

                                        PLACE OF                                PERCENTAGE OF
                                     INCORPORATION/                             NOMINAL VALUE
                                      REGISTRATION/                               OF ISSUED
                                     PRINCIPAL PLACE         CLASS OF        CAPITAL INDIRECTLY
         NAME OF ENTITY               OF OPERATION          SHARE HELD        HELD THE COMPANY       PRINCIPAL ACTIVITY
         --------------               ------------          ----------        ----------------       ------------------
         SpeedCast Holdings          Cayman Islands          Ordinary               45.3%            Investment holding
           Limited

         SpeedCast Limited              Hong Kong            Ordinary               45.3%            Provision of Internet
                                                                                                       related services
                                                                                                       through satellite
                                                                                                       transponders


2. ADOPTION OF STATEMENTS OF STANDARD ACCOUNTING PRACTICE/CHANGES IN ACCOUNTING POLICIES

         During 2002, the Company has adopted a number of new and revised Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants. The adoption of these standards has resulted in a change in the format of the cash flows statement and the inclusion of a statement of changes in shareholders' equity, and had no material effect on the results for the current or prior accounting periods. Accordingly, no prior period adjustment has been required. Comparative amounts for the prior years have been restated in order to achieve a consistent presentation.

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

                             (dollars in thousands)


3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


         The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in Hong Kong ("HK GAAP") which differ in certain material respects from accounting principles generally accepted in the United States of America ("US GAAP") - see
         Note 15.

         PRINCIPLES OF CONSOLIDATION - The consolidated financial statements incorporate the financial statements of the Company and its majority-owned subsidiaries and a limited partnership, which it controls. All significant intragroup transactions and balances have been eliminated on consolidation. Affiliated companies (20% to 50% owned companies), in which the Company exercises significant influence, are accounted for using the equity method. The Company's share of losses of these companies is included in the accompanying consolidated statement of operations. The Company's share of losses amounted to HK$43,928, HK$41,349 and HK$9,075 in 2000, 2001 and 2002, respectively.

         GOODWILL - Goodwill arising on consolidation represents the excess of the cost of acquisition over the Company's interest in the fair value of the identifiable assets and liabilities of associates at the date of acquisition.

         Goodwill arising on acquisitions is capitalised within the carrying amount of the associate and is charged to the statement of operations on a straight line basis over its useful economic life (not exceeding two years) or at such time as it is determined to be impaired.

         On disposal of an associate, the attributable amount of unamortised goodwill is included in the determination of the profit or loss on disposal.

         The amortization of goodwill amounted to HK$6,132 and HK$4,604 for 2001 and 2002, respectively. No goodwill has been amortized in 2000 because the related acquisition occurred close to December 31, 2000.

         REVENUE - Revenue from transponder utilization agreements (including those agreements that contain schedule rent increases) is recognized on a straight line basis over the period of the agreements. The excess revenue recognized over rentals received and receivable from customers in accordance with the contract terms is shown as unbilled rental receivable.

         Revenue under transponder purchase agreements is recognised on a straight line basis over estimated useful lives of the transponders.

         Rentals under transponder utilization agreements are generally billed quarterly in advance. Such amounts received in advance and amounts received under transponder purchase agreements in excess of amounts recognized as revenue are recorded as deferred revenue. Deferred revenue which will be recognized in the following year is classified under current liabilities and amounts which will be recognized after one year are classified as non-current.

         Interest income from bank deposits is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

                             (dollars in thousands)


3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

         FOREIGN CURRENCY TRANSACTIONS AND TRANSLATION OF FINANCIAL STATEMENTS - All transactions in currencies other than the US dollars during the year are translated into US dollars at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than the US dollars are translated into US dollars at the exchange rates existing on that date. The resulting exchange differences are recorded in the consolidated statement of operations.

         The Company's financial statements are prepared using Hong Kong (the "HK") dollars. Assets and liabilities at the balance sheet date measured in US dollars are translated into HK dollars at the rate of exchange at the balance sheet date. Income and expenses are translated at the average exchange rates for the period. Any exchange rate differences arising from the translation into HK dollars is included in shareholders' equity. The rate of exchange between the US and HK dollars approximated HK$7.8 to US$1 for all periods presented.

         GAINS AND LOSSES ON SALE AND LEASEBACK TRANSACTIONS - Gains and losses arising in connection with sale and leaseback transactions that are accounted for as finance leases are deferred and amortized on a straight line basis over the shorter of the lease term and the expected useful lives of the assets. Where such assets are subsequently re-acquired by the Company, the relevant gains continue to be deferred and amortized on a straight line basis over the shorter of the lease term and the expected useful lives of the assets.

         PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment is stated at cost. AsiaSat 2 and AsiaSat 3S are depreciated on a straight line basis over their estimated useful lives of 13 and 16 years, respectively. The transponders that are subject of transponder purchase agreements are depreciated on a straight line basis over the estimated useful life of the related satellite.

         Assets in the course of development for production, rental or administrative purposes or for purposes not yet determined, are carried at cost, less any identified impairment loss. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

         Depreciation is provided to write off the cost of property, plant and equipment over the estimated useful lives on a straight line basis as follows:

         Leasehold land                               Over the term of the lease
         Satellite tracking facilities                5 years
         Furniture, fixtures and fittings             3 - 5 years
         Office equipment                             3 - 4 years
         Motor vehicles                               4 years
         Plant and machinery                          5 years

         The gain or loss arising from disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statements of operations.

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

                             (dollars in thousands)


3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

         CAPITALIZATION OF BORROWING COSTS - Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, are capitalized as part of the cost of those assets. Capitalization of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. All other borrowing costs are recognised as an expense in the period in which they are incurred. Borrowing costs capitalized in satellite and tracking facilities under construction of AsisSat 4 amounted to HK$32,191, HK$8,422 and HK$8,337 in 2000, 2001 and 2002, respectively.

         IMPAIRMENT - At each balance sheet date, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately.

         Where an impairment loss is subsequently reversed, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

         An impairment loss on goodwill arising from the acquisition of an affiliate of HK$6,132 was recognized in 2001 (nil in 2000 and 2002).

         CUSTOMER DEPOSITS - Customer deposits represent deposits received in connection with transponder utilization agreements and transponder purchase agreements. The deposits are applied to the initial payments due under the transponder utilization agreements.

         CONCENTRATION OF CREDIT RISK - Financial instruments which potentially subject the Company to concentrations of credit risks consist principally of cash and cash equivalents and trade accounts receivable. The Company believes that no significant credit risk exists relative to cash and cash equivalents as substantially all of these financial instruments are held in the form of term deposits at a major bank.

         The Company performs on-going credit evaluations of its customers. The Company believes that no significant credit risk exists for these assets as credit losses, when realized, is expected to be within the range of management's expectations.

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

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

                (dollars in thousands, except per share amounts)


3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

         OPERATING LEASES - Rentals payable under operating leases are charged to the statement of operations on a straight line basis over the relevant lease terms.

         RETIREMENT BENEFIT COSTS - Payments to the defined contribution pension scheme and Mandatory Provident Fund Scheme are charged as expense as incurred.

         CASH AND CASH EQUIVALENTS - Cash and cash equivalents are defined as short-term, highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value.

         EARNINGS PER SHARE - The calculation of the basic and diluted earnings per share is based on the following data:

                                                                        2000       2001      2002
                                                                        ----       ----      ----
                                                                         HK$        HK$       HK$
         Earnings for the purpose of calculating basic
           and diluted earnings per share:

         Net income...............................................   576,295    562,983   554,689
                                                                     =======    =======   =======

         Weighted average number of shares for the
           purpose of calculating basic earnings per share
           (in thousands).........................................   390,241    390,266   390,266

         Effect of potentially dilutive shares:
           Share options (in thousands)...........................       914         --        --
                                                                     -------    -------   -------

         Weighted average number of shares for the
           purpose of calculating diluted earnings per share
           (in thousands).........................................   391,155    390,266   390,266
                                                                     =======    =======   =======


         As of December 31, 2000, 2001 and 2002 the Company had share options outstanding of nil, 3,556,500 and 7,149,500, which could potentially dilute basic earnings per share in the future, but were excluded in the computation of diluted earnings per share in such periods, as their effect would have been antidilutive.

         USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates. Actual results could differ from those estimates.

         CONVENIENCE TRANSLATION INTO US DOLLARS - The consolidated financial statements of the Company are expressed in HK dollars. The translation of HK dollar amounts into US dollars are for convenience only and have been made at a rate of HK$7.8 to US$1, the approximate rate of exchange at December 31, 2002. Such translations should not be construed as representations that the HK dollar amounts could be converted into US dollars at that rate or any other rate.

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

                             (dollars in thousands)


4.       SEGMENTS

         The Company's primary reporting format for segment reporting purposes under SSAP 26, SEGMENT REPORTING, is the geographical basis. However, the Company's operating assets consist primarily of its satellites which are used, or are intended for use, for transmission to multiple geographical areas and therefore cannot be allocated between geographical segments. Accordingly, no geographical analysis of assets and liabilities has been presented.

         The business and geographical segments of the operations of the Group are as follows:

         Geographical segments

         The following table provides an analysis of the Company's sales and result by geographical market:

         Year ended December 31, 2000

                                                  GREATER
                                                   CHINA,    UNITED    BRITISH
                                                 INCLUDING  STATES OF   VIRGIN                UNITED
                                      HONG KONG   TAIWAN     AMERICA    ISLANDS   SINGAPORE   KINGDOM    OTHERS  CONSOLIDATED
                                      ---------   ------     -------    -------   ---------   -------    ------  ------------
                                         HK$        HK$        HK$        HK$        HK$        HK$        HK$        HK$
         SERVICE REVENUE
         External sales.............    342,676    244,499     83,434     65,815    33,591     14,259    218,620  1,002,894
                                        -------    -------    -------    -------   -------    -------    -------   --------
         RESULT
         Segment result.............    237,656    169,567     57,864     45,645    23,296      9,889    151,619    695,536
                                        -------    -------    -------    -------   -------    -------    -------
         Interest income............                                                                                 39,043
         Other income...............                                                                                 10,904
         Finance costs..............                                                                                (45,362)
                                                                                                                   --------
         Income  before equity in losses
           of affiliates, taxation and
           minority interest........                                                                                700,121
         Equity in losses of affiliates                                                                             (43,928)
         Income tax expense.........                                                                                (79,869)
         Minority interest..........                                                                                    (29)
                                                                                                                   --------
         Net income.................                                                                                576,295
                                                                                                                   ========


         OTHER INFORMATION

                                                  GREATER
                                                   CHINA,     UNITED    BRITISH
                                                 INCLUDING  STATES OF   VIRGIN                UNITED
                                      HONG KONG   TAIWAN     AMERICA    ISLANDS   SINGAPORE   KINGDOM    OTHERS  CONSOLIDATED
                                      ---------   ------     -------    -------   ---------   -------    ------  ------------
                                         HK$        HK$        HK$        HK$        HK$        HK$        HK$        HK$
         Capital additions..........    163,628    116,748     39,840     31,427    16,040      6,809    104,391    478,883
         Depreciation and amortisation   57,537     41,053     14,009     11,051     5,640      2,394     36,707    168,391
         Provision for doubtful debts     1,234        881        301        237       121         51        787      3,612

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

                             (dollars in thousands)


4.       SEGMENTS - CONTINUED

         Year ended December 31, 2001

                                                  GREATER
                                                   CHINA,     UNITED    BRITISH
                                                 INCLUDING  STATES OF   VIRGIN                UNITED
                                      HONG KONG   TAIWAN     AMERICA    ISLANDS   SINGAPORE   KINGDOM    OTHERS  CONSOLIDATED
                                      ---------   ------     -------    -------   ---------   -------    ------  ------------
                                         HK$        HK$        HK$        HK$        HK$        HK$        HK$        HK$
         SERVICE REVENUE
         External sales.............    351,037    240,279     75,759     56,293    31,275     23,987    190,821    969,451
                                        -------    -------    -------    -------   -------    -------    -------    -------
         RESULT
         Segment result.............    238,472    163,230     51,466     38,242    21,246     16,295    129,632    658,583
                                        -------    -------    -------    -------   -------    -------    -------
         Interest income............                                                                                  6,725
         Other income...............                                                                                  9,604
                                                                                                                    -------
         Income  before equity in losses
           of affiliates, taxation and
           minority interest........                                                                                674,912
         Equity in losses of affiliates                                                                             (41,349)
         Income tax expense.........                                                                                (70,564)
         Minority interest..........                                                                                    (16)
                                                                                                                    -------
         Net income.................                                                                                562,983
                                                                                                                    =======


         OTHER INFORMATION

                                                  GREATER
                                                   CHINA,     UNITED    BRITISH
                                                 INCLUDING  STATES OF   VIRGIN                UNITED
                                      HONG KONG   TAIWAN     AMERICA    ISLANDS   SINGAPORE   KINGDOM    OTHERS  CONSOLIDATED
                                      ---------   ------     -------    -------   ---------   -------    ------  ------------
                                         HK$        HK$        HK$        HK$        HK$        HK$        HK$        HK$
         Capital additions..........    215,252    147,337     46,455     34,518    19,177     14,709    117,009    594,457
         Depreciation and amortisation   62,564     42,824     13,502     10,033     5,574      4,275     34,010    172,782
         Impairment loss recognised in
           respect of investments in
           associates...............      2,220      1,520        479        356       198        152      1,207      6,132

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

                             (dollars in thousands)


4.       SEGMENTS - CONTINUED

         Year ended December 31, 2002

                                                  GREATER
                                                   CHINA,     UNITED    BRITISH
                                                 INCLUDING  STATES OF   VIRGIN                UNITED
                                      HONG KONG   TAIWAN     AMERICA    ISLANDS   SINGAPORE   KINGDOM    OTHERS  CONSOLIDATED
                                      ---------   ------     -------    -------   ---------   -------    ------  ------------
                                         HK$        HK$        HK$        HK$        HK$        HK$        HK$        HK$
         SERVICE REVENUE
         External sales.............    341,224    212,103     73,282     40,351    20,385     43,432    219,973    950,750
                                        -------    -------    -------    -------   -------    -------    -------    -------
         RESULT
         Segment result.............    224,802    139,736     48,279     26,584    13,430     28,613    144,920    626,364
                                        -------    -------    -------    -------   -------    -------    -------
         Interest income............                                                                                  6,423
         Other income...............                                                                                     39
                                                                                                                    -------
         Income  before equity in losses
           of affiliates, taxation and
           minority interest........                                                                                632,826
         Equity in losses of affiliates                                                                              (9,075)
         Income tax expense.........                                                                                (69,062)
                                                                                                                    -------
         Net income.................                                                                                554,689
                                                                                                                    =======


         OTHER INFORMATION

                                                  GREATER
                                                   CHINA,     UNITED    BRITISH
                                                 INCLUDING  STATES OF   VIRGIN                UNITED
                                      HONG KONG   TAIWAN     AMERICA    ISLANDS   SINGAPORE   KINGDOM    OTHERS  CONSOLIDATED
                                      ---------   ------     -------    -------   ---------   -------    ------  ------------
                                         HK$        HK$        HK$        HK$        HK$        HK$        HK$        HK$
         Capital additions..........    163,895    101,876     35,199     19,381     9,791     20,861    105,657    456,660
         Depreciation and amortisation   61,457     38,201     13,199      7,267     3,671      7,822     39,619    171,236
         Provision for doubtful debts     4,202      2,612        902        497       251        535      2,709     11,708

         Business segments:
                                                       2000       2001     2002
                                                       ----       ----     ----
                                                        HK$        HK$      HK$

         Income from provision of satellite
           transponder capacity                       956,049   956,695  936,114
         Sales of satellite transponder capacity       46,845    12,756   14,636
                                                    ---------   -------  -------

                                                    1,002,894   969,451  950,750
                                                    =========   =======  =======


         An analysis of carrying amount of segment assets and additions to property, plant and equipment and intangible assets, analysed by business segments is not presented as they cannot be allocated between business segments as the intention for use was not determined at time of acquisitions.

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

                             (dollars in thousands)


5.       PROPERTY, PLANT AND EQUIPMENT

                             SATELLITES AND TRACKING FACILITIES
                             ----------------------------------
                                                                 BUILDINGS  FURNITURE,
                                   IN        UNDER    LEASEHOLD    UNDER    FIXTURES AND  OFFICE      MOTOR   PLANT AND
                               OPERATION CONSTRUCTION    LAND   DEVELOPMENT   FITTINGS   EQUIPMENT  VEHICLES  MACHINERY      TOTAL
                               --------- ------------    ----   -----------  ----------- ---------  --------  ---------      -----
                                  HK$         HK$         HK$       HK$          HK$        HK$        HK$       HK$          HK$
         COST
         At January 1, 2002..  3,628,442  1,222,191    26,968        634       9,066      5,420      2,762     1,690     4,897,173
         Additions ..........        637    396,673        --     58,564          86        258        442        --       456,660
         Disposals...........         --         --        --         --          (1)       (41)      (250)       --          (292)
                               ---------  ---------    ------     ------      ------      -----      -----     -----     ---------

         At December 31, 2002  3,629,079  1,618,864    26,968     59,198       9,151      5,637      2,954     1,690     5,353,541
                               ---------  ---------    ------     ------      ------      -----      -----     -----     ---------

         DEPRECIATION
         At January 1, 2002..  1,938,971         --       437         --       8,105      4,297      1,571     1,468     1,954,849
         Provided for the year   164,108         --       583         --         572        643        664        62       166,632
         Eliminated on disposals      --         --        --         --          (1)       (39)      (250)       --          (290)
                               ---------  ---------    ------     ------      ------      -----      -----     -----     ---------

         At December 31, 2002  2,103,079         --     1,020         --       8,676      4,901      1,985     1,530     2,121,191
                               ---------  ---------    ------     ------      ------      -----      -----     -----     ---------
         NET BOOK VALUES
         At December 31, 2002  1,526,000  1,618,864    25,948     59,198         475        736        969       160     3,232,350
                               =========  =========    ======     ======      ======      =====      =====     =====     =========

         At December 31, 2001  1,689,471 1,222,191     26,531        634         961      1,123      1,191       222     2,942,324
                               =========  =========    ======     ======      ======      =====      =====     =====     =========


         The leasehold land is situated in Hong Kong and held under medium term lease.

         The net book value of the satellite and tracking facilities amounting to HK$1,674,756 and HK$1,024,556, are held for use under transponder utilisation agreements at December 31, 2001 and 2002, respectively.

         Cost of property, plant and equipment includes borrowing cost capitalised during construction of satellites and tracking facilities of approximately HK$48,950 (2001: HK$40,613).

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

                             (dollars in thousands)


6.       COMMITMENTS AND CONTINGENCIES

         Commitments:

         (a) AsiaSat leases premises under non-cancelable operating leases. Future minimum lease payments at December 31, 2002 are HK$5,689, HK$4,417 and HK$1,247 in 2003, 2004 and 2005,
                  respectively. Rental expenses under operating leases were HK$4,520, HK$4,525 and HK$4,205 in 2000, 2001 and 2002, respectively.

         (b) At December 31, 2002, AsiaSat has commitments for the construction, launch and insurance of AsiaSat 4 and other assets totalling approximately HK$285,853.

         Contingencies:

         (c) The Indian tax authorities had assessed the Company (including interest as of March 21, 2001) for income tax of approximately HK$21 million (US$2.7 million) for the assessment year 1997-1998 and approximately HK$23 million (US$2.9 million) for the assessment year 1998-1999. No assessment has yet been made for the 1999-2000, 2000-2001, 2001-2002 or 2002-2003 assessment years.

                  The Indian tax authorities had initiated tax recovery measures against the Company. The Company had filed appeals for each of the assessment years 1997-1998 and 1998-1999. In order to expedite the legal proceeding in India and to obtain stay of the recovery measures, the Company had made a tax payment totalling approximately HK$19 million (US$2.4 million) to the Government of India.

                  The Income Tax Appellate Tribunal ("the Tribunal") in the appeal filed for the assessment year 1997-1998 held that the Company is liable for Indian income tax under certain circumstances. The Tribunal directed Indian tax authorities to make a fresh computation of the taxable income. Pursuant to the order of the Tribunal, the tax authorities have prepared revised computation of tax due on May 30, 2003. The revised assessment is approximately HK$19 million (US$2.4 million). The Company does not believe that it is liable for the Indian income tax as held by the Tribunal and has filed an appeal against the Tribunal's decision. The tax authorities have also filed an appeal against the Tribunal's decision.

                  In addition, based on the general principles set forth by the Tribunal, the amount of income taxable in India depends on the payments made by the Company's customers to the Company for the purposes of those customers carrying on business in India or earning income from any source in India. As such information is proprietary in nature and has not been provided by the Company's customers, the Company cannot reasonably estimate the taxable income. Furthermore, the Company believes it has a reasonable likelihood of success with respect to its appeal. Accordingly, no provision has been recognized for Indian income tax in these financial statements.

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

                  (dollars in thousands except exercise price)

6.       COMMITMENTS AND CONTINGENCIES - continued

         Contingencies: - continued

         (d) Pursuant to the telemetry, tracking, control and monitoring license granted by the Chief Executive in Council of Hong Kong Special Administrative Region under the Telecommunication Ordinance (Chapter 106), the Company was granted a broadcasting satellite service ("BSS") licence (the "Licence") on June 27, 2000 to maintain and operate a payload of four BSS channels onboard AsiaSat 4. AsiaSat, as the Licensee, has provided a performance bond of HK$5 million in favour of The Government of The Hong Kong Special Administrative Region as a condition of the grant of the Licence.

7.       SHARE OPTION SCHEME

         SCHEME ADOPTED ON JUNE 3, 1996 ("1996 SCHEME")

         The Board of Directors of the Company may at their discretion grant options to all permanent, full-time employees of the Company and its subsidiaries, to subscribe for shares in the Company. The primary purpose of the 1996 Scheme was to provide incentives to eligible employees.

         The total number of shares in respect of which options may be granted under the 1996 Scheme (including options already exercised) was not permitted to exceed 10% of the issued share capital of the Company at any point in time. The maximum number of share options issued to any employee shall not exceed four times the annual basic salary (excluding bonuses and allowances) of that employee.

         Options granted must be accepted within 28 days of the date of grant upon payment of HK$1 per each grant of share options. An option at any date of offer may be exercisable up to 50% on or after the third anniversary of the date of grant, up to 75% on or after the fourth anniversary and fully on or after the fifth anniversary but before the tenth anniversary unless the Board of Directors specifies other periods. The exercise price was determined by the Board of Directors, and was based on the average closing price of the shares for the five trading days immediately preceding the date of grant.

         The 1996 Scheme was terminated on January 25, 2002.

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

                  (dollars in thousands except exercise price)


7.       SHARE OPTION SCHEME - CONTINUED

         SCHEME ADOPTED ON JANUARY 25, 2002 ("2002 SCHEME")

         A new share option scheme (the "2002 Scheme") was adopted pursuant to a resolution passed on January 25, 2002 for the primary purpose of attracting and retaining the best personnel for the development of the Company's businesses, and providing incentives to employees, directors, consultants, agents, representatives and advisors, and promoting the long term financial success of the Company. The 2002 Scheme will expire on January 24, 2012.

         Under the 2002 Scheme, the Board of Directors of the Company may at their discretion grant options to the employees including directors of the Company or any company that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Company, to subscribe for shares in the Company. Options granted to a director, chief executive or substantial shareholder of the Company or any of their respective associates must be approved by the independent non-executive directors of the Company (excluding any independent non-executive director who is also the grantee).


         The total number of shares in respect of which options may be granted under the 2002 Scheme and any other schemes is not permitted to exceed 30% of the issued share capital of the Company from time to time. In addition, the total number of shares in respect of which options may be granted under the 2002 Scheme and any other schemes (if any) must not, in aggregate, exceed 10% of the issued share capital of the Company at the adoption date of the 2002 Scheme, being 39,026,550 shares, without prior approval from the Company's shareholders.

         The number of shares in respect of which options may be granted to any individual in any one year is not permitted to exceed 1% of the shares of the Company in issue, without prior approval from the Company's shareholders. Options granted to a substantial shareholder, or an independent non-executive director of the Company, or any of their respective associates under the 2002 Scheme, and any other schemes in any one year in excess of 0.1% of the Company's issued share capital or with a value in excess of HK$5 million must be approved in advance by the Company's shareholders.

         Options granted must be accepted within 28 days from the date of grant upon payment of HK$1 per each grant of share options. The exercise period of the share options granted under the 2002 Scheme shall be determined by the Board of Directors when such options are granted, provided that such period shall not end later than 10 years from the date of grant. The exercise price is determined by the Board of Directors, and will not be less than the higher of the closing price of the Company's shares on the date of grant, or the average closing price of the shares for the five trading days immediately preceding the date of grant, or the nominal value of a share of the Company.

         No charge was recognized in the statement of operations in respect of the value of options granted in the year.

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

                  (dollars in thousands except exercise price)


7.       SHARE OPTION SCHEME - CONTINUED

         The following are the details of the Company's share options held by employees (including Directors):

             SHARE                   OUTSTANDING                                                                  OUTSTANDING
            OPTION                       AT              GRANTED         EXERCISED     CANCELLED        LAPSED         AT
            SCHEME      OPTION       JANUARY 1,          DURING           DURING        DURING          DURING    DECEMBER 31,
           CATEGORY      TYPE           2000              2000             2000          2000            2000         2000
           --------      ----           ----              ----             ----          ----            ----         ----

             1996          A          1,947,000             --           (190,500)          --         (38,000)     1,718,500
             1996          B          1,976,500             --               --             --        (113,500)     1,863,000
                                      ---------        ---------         --------      ---------      --------      ---------

                                      3,923,500             --           (190,500)          --        (151,500)     3,581,500
                                      =========        =========         ========      =========      ========      =========


             SHARE                   OUTSTANDING                                                                  OUTSTANDING
            OPTION                       AT              GRANTED         EXERCISED     CANCELLED        LAPSED         AT
            SCHEME      OPTION       JANUARY 1,          DURING           DURING        DURING          DURING    DECEMBER 31,
           CATEGORY      TYPE           2001              2001             2001          2001            2001         2001
           --------      ----           ----              ----             ----          ----            ----         ----

             1996          A          1,718,500             --               --             --            --        1,718,500
             1996          B          1,863,000             --               --             --         (25,000)     1,838,000
                                      ---------        ---------         --------      ---------      --------      ---------

                                      3,581,500             --               --             --         (25,000)     3,556,500
                                      =========        =========         ========      =========      ========      =========


             SHARE                   OUTSTANDING                                                                 OUTSTANDING
            OPTION                       AT              GRANTED         EXERCISED     CANCELLED        LAPSED         AT
            SCHEME      OPTION       JANUARY 1,          DURING           DURING        DURING          DURING    DECEMBER 31,
           CATEGORY      TYPE           2002              2002             2002          2002            2002         2002
           --------      ----           ----              ----             ----          ----            ----         ----

             1996          A          1,718,500             --               --        (1,718,500)        --              --
             1996          B          1,838,000             --               --        (1,838,000)        --              --
             2002          C               --           3,718,000            --              --       (125,000)     3,593,000
             2002          D               --           1,718,500            --              --            --       1,718,500
             2002          E               --           1,838,000            --              --            --       1,838,000
                                      ---------        ---------         --------      ---------      --------      ---------

                                      3,556,500        7,274,500            --        (3,556,500)     (125,000)     7,149,500
                                      =========        =========         ========      =========      ========      =========

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

                  (dollars in thousands except exercise price)


7.       SHARE OPTION SCHEME - CONTINUED

         Details of the share options held by the Directors included in the above table as follows:

             SHARE                   OUTSTANDING                                                                   OUTSTANDING
            OPTION                       AT              GRANTED         EXERCISED     CANCELLED        LAPSED          AT
            SCHEME      OPTION       JANUARY 1,          DURING           DURING         DURING         DURING     DECEMBER 31,
           CATEGORY      TYPE           2000              2000             2000           2000           2000          2000
           --------      ----           ----              ----             ----           ----           ----          ----
             1996          A            651,000             --               --              --            --         651,000
             1996          B            264,000             --               --              --            --         264,000
                                        -------         --------         -------        -------       -------        -------

                                        915,000             --               --              --            --         915,000
                                        =======         ========         =======        =======       =======        =======


             SHARE                   OUTSTANDING                                                                   OUTSTANDING
            OPTION                       AT              GRANTED         EXERCISED     CANCELLED        LAPSED          AT
            SCHEME      OPTION       JANUARY 1,          DURING           DURING         DURING         DURING     DECEMBER 31,
           CATEGORY      TYPE           2001              2001             2001           2001           2001          2001
           --------      ----           ----              ----             ----           ----           ----          ----

             1996          A            651,000             --               --              --            --         651,000
             1996          B            264,000             --               --              --            --         264,000
                                        -------          -------         -------        -------      --------         -------

                                        915,000             --               --              --            --         915,000
                                        =======          =======         =======        =======      ========         =======


             SHARE                   OUTSTANDING                                                                   OUTSTANDING
            OPTION                       AT              GRANTED         EXERCISED     CANCELLED        LAPSED         AT
            SCHEME      OPTION       JANUARY 1,          DURING           DURING        DURING          DURING     DECEMBER 31,
           CATEGORY      TYPE           2002              2002             2002          2002            2002         2002
           --------      ----           ----              ----             ----          ----            ----         ----

             1996          A            651,000             --               --        (651,000)           --              --
             1996          B            264,000             --               --        (264,000)           --              --
             2002          C               --           1,485,000            --              --      (125,000)      1,360,000
             2002          D               --             651,000            --              --            --         651,000
             2002          E               --             264,000            --              --            --         264,000
                                      ---------         ---------         -------       -------       -------       ---------

                                        915,000         2,400,000            --        (915,000)     (125,000)      2,275,000
                                      =========         =========         =======       =======       =======       =========



         Details of specific categories of options are as follows:

OPTION TYPE     DATE OF GRANT               VESTING PERIOD                      EXERCISE PERIOD                   EXERCISE PRICE
-----------     -------------               --------------                      ---------------                   --------------
                                                                                      HK$
A (Note a)    November 26, 1996     November 26, 1996 - November 25, 1999   November 26, 1999 - November 25, 2006      17.48
B (Note a)   September 20, 1999    September 20, 1999 - September 30, 2002   October 1, 2002 - September 30, 2009      17.48
C (Note b)     February 4, 2002      February 4, 2002 - February  3, 2004   February 4, 2004 - February 3, 2012        14.35
D (Note a)     February 4, 2002                       -                     February 4, 2002 - November 25, 2006       17.48
E (Note a)     February 4, 2002      February 4, 2002 - September 30, 2002   October 1, 2002 - September 30, 2009      17.48

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

                  (dollars in thousands except exercise price)


7.       SHARE OPTION SCHEME - CONTINUED

         Notes:

         a. All existing options were cancelled upon the termination of the 1996 Scheme. The cancelled 1996 Scheme options were replaced by an equivalent number of 2002 Scheme options on February 4, 2002 with the same exercise price and exercise periods as the original 1996 Scheme options.

                  Option Type A and Option Type D ("Options A and D") is exercisable as follows: (i) 50% - from November 26, 1999; (ii) additional 25% - from November 26, 2000 and (iii) remaining 25% - November 26, 2001. Options A and D are no longer exercisable after November 25, 2006.

                  Option Type B and Option Type E ("Options B and E") are exercisable as follows: (i) 50% - from October 1, 2002; (ii) additional 25% - from October 1, 2003 and (iii) remaining 25%
                  - October 1, 2004. Options B and E are no longer exercisable after September 30, 2009.

         b. Option Type C ("Option C") was issued on February 4, 2002 under the 2002 Scheme and is exercisable as follows: (i) 25% - from February 4, 2004; (ii) additional 50% - from February 4, 2005 and (iii) remaining 25% - from February 4, 2006. Option C is no longer exercisable after February 3, 2012.

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

                             (dollars in thousands)


8.       TRANSPONDER UTILIZATION AGREEMENTS

         At December 31, 2002, satellite and tracking facilities with a net book value of HK$1,024,556 were held for use under transponder utilization agreements. Generally, these transponder utilization agreements may be terminated by the customers by giving not less than six months notice. Upon termination, the customer is obligated to pay an amount equal to the greater of six months' transponder utilization fee or 20% of the aggregate amount of transponder utilization fees payable to the end of the agreed term.

         At December 31, 2002, future minimum transponder utilization fees receivable under transponder utilization agreements relating to AsiaSat 2 and AsiaSat 3S (including deposits received by AsiaSat in prior periods and to be applied to payments due in future periods) were as follows:

                                                                 HK$

         2003........................................         786,157
         2004........................................         657,188
         2005........................................         504,396
         2006........................................         361,138
         2007........................................         329,463
         Thereafter..................................       1,390,753
                                                            ---------

         Total.......................................       4,029,095
                                                            =========


         On November 24, 2000, the Company signed an agreement for a US$250 million loan facility with a consortium of banks to finance the construction of AsiaSat 4 and AsiaSat 5. The loan facility is secured by an assignment of all rights, title, benefits and interest in the insurance and transponder receipts of the existing satellites and a fixed and floating charge over the assets of AsiaSat. The interest rate of this loan is floating and based on London InterBank Offering Rate ("LIBOR") plus a margin between 1.00% to 1.25% per annum depending on certain financial ratios achieved by the Company. Borrowings under the loan are repayable in five equal bi-annual repayments of principal and interest commencing in November 2003. In addition, the loan agreement contains certain financial covenants, which, among other things, requires the Company to maintain a certain level of net assets and cash flow ratios, and restricts dividend payments and the Company's amount of borrowings and liabilities. The Company had not drawn against the loan facility at December 31, 2001 and 2002.

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

                             (dollars in thousands)


9.       PENSION PLANS

         The Company participates in both a defined contribution pension scheme which is registered under the Occupational Retirement Ordinance (ORSO Scheme) and a Mandatory Provident Fund Scheme established under the Mandatory Provident Fund Ordinance (MPF Scheme). The schemes cover all eligible employees and all eligible employees are offered a choice of joining the ORSO Scheme or the MPF Scheme.

         The ORSO Scheme provides for participant contributions of 5% of salary and Company contributions of between 7.5% and 15% of salary depending on length of service and the participant's position in the Company. The Company's contributions are vested to the participants incrementally over 10 years.

         The MPF Scheme is available to all employees aged 18 to 64 with at least 60 days of service in the employment of the Company in Hong Kong. Contributions are made by the Company at 5% based on the participants' relevant income. The maximum relevant income for purposes of determining the contributions of a participant is 5% of the monthly income. The participants are entitled to 100% of the Company's contributions together with accrued returns irrespective of their length of service with the Company, but the benefits are required by law to be preserved until the retirement age of 65.

         The assets of the schemes are controlled by trustees and held separately from those of the Company. Total pension costs were HK$3,116, HK$3,859 and HK$4,104 in 2000, 2001 and 2002, respectively.
         The Company does not provide "post-retirement benefits other than pensions" and post-employment benefits.


10.      OTHER (EXPENSE) INCOME


         Other (expense) income consists of the following:

                                                    2000        2001      2002
                                                    ----        ----      ----
                                                     HK$         HK$       HK$

         Financing costs......................    (8,308)         --        --
         Other................................       130         488        39
                                                 -------     -------   -------
                                                  (8,178)        488        39
                                                 =======     =======   =======

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

                             (dollars in thousands)


11.      INCOME TAX

         The Company is subject to Hong Kong Profits Tax on its operations deemed to be located in Hong Kong. It is also subject to an overseas tax on its operations in certain overseas jurisdictions.

         The components of income before equity in losses of affiliates, taxation and minority interest are as follows:

                                                    2000        2001      2002
                                                    ----        ----      ----
                                                     HK$         HK$       HK$

         Hong Kong.......................        239,222     244,385   227,121
         Overseas........................        460,899     430,527   405,705
                                                 -------     -------   -------

                                                 700,121     674,912   632,826
                                                 =======     =======   =======


         Income tax expense consists of the following:

                                                    2000        2001      2002
                                                    ----        ----      ----
                                                     HK$         HK$       HK$
         Hong Kong
           Current.......................         29,847      32,189    40,624
           Overprovision in prior years..             --     (28,503)       --
           Deferred......................         30,555      46,734    10,225
         Overseas........................         19,467      20,144    18,213
                                                 -------     -------   -------

                                                  79,869      70,564    69,062
                                                 =======     =======   =======


         A reconciliation between income tax expense shown in statement of operations and income tax expense computed by applying the statutory income tax rate (of 16% for all periods) to income before equity in losses of affiliates, taxation and minority interest is as follows:

                                                                            2000        2001       2002
                                                                            ----        ----       ----
                                                                             HK$         HK$        HK$
         Statutory rate applied to income before equity in
           losses of affiliates, taxation and minority interest.....     112,019     107,986    101,252
         Income not subject to taxation:
           50% of AsiaSat 2 and 3S profits..........................     (50,495)    (53,770)   (51,610)
           50% of bad debt (recovery) expense.......................        (774)         --        912
         Overprovision in prior year................................          --     (28,503)        --
         Capital allowances on AsiaSat 4 in prior year..............          --      25,448         --
         Overseas tax...............................................      19,467      20,144     18,213
         Other......................................................        (348)       (741)       295
                                                                         -------     -------    -------
         Income tax expense.........................................      79,869      70,564     69,062
                                                                         =======     =======    =======

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

                             (dollars in thousands)


11.      INCOME TAX - CONTINUED

         The major components of deferred taxation as of December 31, 2001 and 2002 are as follows:

                                                                2001      2002
                                                                ----      ----
                                                                 HK$       HK$

         Excess of tax depreciation expense over book
           depreciation expense...........................    177,743   185,949
         Other............................................     (2,019)       --
                                                              -------   -------

                                                              175,724   185,949
                                                              =======   =======


         There were no significant amounts of unrecognised deferred taxation.


12.      RELATED PARTY TRANSACTIONS


         China International Trust and Investment Corporation ("CITIC") is a major shareholder of the Company during all the years presented.

         AsiaSat recognized revenues under transponder utilization agreements with CITIC Guoan Information Industry Company Limited (a subsidiary of CITIC) amounting to HK$3,276 in 2000, HK$3,832 in 2001 and HK$4,095 in 2002. In addition, in 2002, AsiaSat paid agency fee of HK$1,611 (nil in 2000 and 2001) to CITIC Technology Company Limited (a subsidiary of CITIC) for collecting money from China customers on behalf of AsiaSat.

         AsiaSat recognized revenues under transponder utilization agreements with SHL amounting to HK$21,125 in 2000, HK$19,547 in 2001 and HK$20,177 in 2002. It also recognized maintenance and other services income from SHL amounting to HK$10,774 and HK$9,116 in 2000 and 2001, respectively.

         AsiaSat, in 2000, purchased certain assets from SES GLOBAL ("SES GLOBAL"), a major shareholder of the Company, for a total consideration of approximately HK$15,210.

         In addition, in 2002, AsiaSat recognized revenues under transponder utilization agreement with SES AMERICOM (a wholly-owned subsidiary of SES GLOBAL) amounting to HK$162.

         The Company, in 2002, paid consultancy fee amounting to HK$678 to SES ASTRA S.A. (a wholly-owned subsidiary of SES GLOBAL).

         In addition to the above, the Company made payments to SES GLOBAL and a subsidiary of CITIC amounting to HK$400 (2001: HK$550) and HK$400 (2001: HK$400) respectively, for certain Non-Executive Directors representing SES GLOBAL and CITIC.

         The above transactions are entered into on terms determined and agreed by the Company and the relevant parties.

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

                             (dollars in thousands)


13.      FAIR VALUE OF FINANCIAL INSTRUMENTS

         The carrying value of cash and cash equivalents, other receivables, other payables and customer deposits approximates fair value because of the relatively short maturities of these financial instruments. It is not practical to determine the fair value of unbilled rental receivable as it involves high volume of transactions.

14.      CONCENTRATION - INDUSTRY AND MAJOR CUSTOMERS

         The Company's revenues were derived from the following markets:

                                                    2000        2001      2002
                                                    ----        ----      ----

         Broadcasting ..........................    70.6%       66.8%     68.3%

         Telecommunications,
           Internet and Multimedia..............    29.4%       33.2%     31.7%

         The five largest customers accounted for 42.9%, 44.3% and 43.2% of the Company's total revenue for the years ended December 31, 2000, 2001 and 2002, respectively.

         The accounts receivable from the five customers with the largest receivables balances represents 60.4% and 81.5% of total accounts receivable as of December 31, 2001 and 2002, respectively.

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

                             (dollars in thousands)


15. SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

         The accompanying consolidated financial statements are prepared in accordance with HK GAAP, which differs in the significant respects from US GAAP as follows:

         (a)      Capitalization of interests and other borrowing costs

                  Under HK GAAP, interest on bank loans and related costs of obtaining the loans (including costs incurred in connection with loan facilities) taken out to finance construction of satellites is capitalized during the period of construction. Under US GAAP, the interest capitalized is computed by applying an average borrowing rate of outstanding debt to the total amount of qualifying assets under construction, not to exceed total interest costs incurred.

                  In addition, under US GAAP, certain related borrowing costs payable to lenders are excluded from the amounts capitalised.

         (b)      Goodwill

                  Under HK GAAP, goodwill is amortized on a systematic basis over its useful life. Under US GAAP, effective from January 1, 2002, goodwill is: (i) no longer amortized, (ii) assigned to a reporting unit, and (iii) tested for impairment at least annually using fair value. Prior to January 1, 2002, goodwill was amortized under US GAAP.

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

                             (dollars in thousands)


15. SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - CONTINUED

         The following table summarizes the effect on net income of differences between HK GAAP and US GAAP:

                                                                                      YEAR
                                                                                      ENDED
                                                                                    DECEMBER
                                                                                       31,
                                                                     2000             2001          2002           2002
                                                                     ----             ----          ----           ----
                                                                     HK$              HK$            HK$            US$
                                                                                                                 (Note 1)
         Net income under HK GAAP.........................        576,295          562,983       554,689         71,114
         US GAAP material adjustments:
           Capitalization of interest and
             borrowing costs including effects
             of its amortization..........................         (8,862)            (577)      (23,051)        (2,955)
           Amortization of goodwill.......................             --               --         4,604            591
           Tax effect of reconciling items................            709               46         1,844            236
                                                                  -------          -------       -------        -------

         Net income under US GAAP.........................        568,142          562,452       538,086         68,986
                                                                  =======          =======       =======        =======

         Earnings per share (US GAAP)
           Basic..........................................           1.46             1.44          1.38           0.18
                                                                  =======          =======       =======        =======

           Diluted........................................           1.45             1.44          1.38           0.18
                                                                  =======          =======       =======        =======

         Earnings per American Depository
           Share ("ADS") under US GAAP
           Basic..........................................          14.56            14.41         13.79           1.77
                                                                  =======          =======       =======        =======

           Diluted........................................          14.52            14.41         13.79           1.77
                                                                  =======          =======       =======        =======

         Shares used in computation of
           earnings per share (in thousands)
           Basic..........................................        390,241          390,266       390,266        390,266
                                                                  =======          =======       =======        =======

           Diluted........................................        391,155          390,266       390,266        390,266
                                                                  =======          =======       =======        =======

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

                  (dollars in thousands except per share data)


15. SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - CONTINUED

         The following table summarizes the effect on shareholders' equity of the differences between HK GAAP and US GAAP:

                                                                                                 AT DECEMBER 31,
                                                                                                 ---------------
                                                                                      2001             2002            2002
                                                                                      ----             ----            ----
                                                                                       HK$              HK$             US$
                                                                                         (dollars in thousands)
                                                                                                                    (Note 1)

         Shareholders' equity under HK GAAP................................      2,870,080         3,346,716        429,066

         US GAAP adjustments:
           Capitalization of interest and other borrowing costs............         93,338            70,287          9,011
           Amortization of goodwill........................................             --             4,604            591
           Tax effect......................................................        (11,238)           (9,394)        (1,205)
                                                                                 ---------         ---------        -------

         Shareholders' equity under US GAAP................................      2,952,180         3,412,213        437,463
                                                                                 =========         =========        =======


         The changes in shareholders' equity based on US GAAP are as follows:

         Balance, beginning of year........................................      2,467,781         2,952,180        378,484
         Transactions during the year:
           i) Net income...................................................        562,452           538,086         68,986
          ii) Dividends paid...............................................        (78,053)          (78,053)       (10,007)
                                                                                 ---------         ---------        -------

         Balance, end of year..............................................      2,952,180         3,412,213        437,463
                                                                                 =========         =========        =======


         Notes:

         1. The translations of Hong Kong dollar amounts into United States dollars are for convenience only and have been made at a rate of HK$7.8 to US$1, the approximate rate of exchange at December 31, 2002. Such translations should not be construed as representations that Hong Kong dollar amounts could be converted into United States dollars at that or any other rate.

         2.       One ADS is equivalent to 10 common shares.

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

                  (dollars in thousands except per share data)


15. SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - CONTINUED

         A reconciliation of the significant balance sheet accounts under HK GAAP and to the amounts determined under US GAAP is as follows:

                                                                                                AS AT DECEMBER 31,
                                                                                                ------------------
                                                                                      2001              2002           2002
                                                                                      ----              ----           ----
                                                                                      HK$               HK$            US$
                                                                                         (dollars in thousands)
         Property, plant and equipment
           Amount under HK GAAP............................................      2,942,324         3,232,350        414,404
           US GAAP adjustment - Capitalization of interest.................         93,338            70,287          9,011
                                                                                 ---------         ---------        -------

           Amount under US GAAP............................................      3,035,662         3,302,637        423,415
                                                                                 =========         =========        =======


         Investments in affiliates
           Amount under HK GAAP............................................             --            17,521          2,246
           US GAAP adjustment - Amortisation of goodwill ..................             --             4,604            591
                                                                                 ---------         ---------        -------

           Amount under US GAAP............................................             --            22,125          2,837
                                                                                 =========         =========        =======


         Deferred taxation
           Amount under HK GAAP............................................        175,724           185,949         23,840
           US GAAP adjustment - Tax effect of reconciling items............         11,238             9,394          1,205
                                                                                 ---------         ---------        -------

           Amount under US GAAP............................................        186,962           195,343         25,045
                                                                                 =========         =========        =======


         The amounts of total assets determined using US GAAP, as a result of the foregoing adjustments, are HK$3,478,060 and HK$4,011,246 as of December 31, 2001 and 2002, respectively. The amounts of total liabilities (excluding minority interests) determined using US GAAP, as a result of the foregoing adjustments, are HK$525,388 and HK$598,541 as of December 31, 2001 and 2002, respectively.

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

                  (dollars in thousands except per share data)


15. SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - CONTINUED

         A reconciliation of major caption of cash flows under HK GAAP to US GAAP is as follows:

                                                                                        AS AT DECEMBER 31,
                                                                                        ------------------
                                                                     2000             2001              2002           2002
                                                                     ----             ----              ----           ----
                                                                     HK$               HK$               HK$            US$
                                                                                  (dollars in thousands)
         Net cash provided by operating activities
           Amount under HK GAAP...........................        725,188          720,782           809,585        103,793
           US GAAP adjustment:
             Interest received............................         43,423            6,789             6,291            807
             Interest paid................................        (37,396)              --                --             --
                                                                  -------          -------           -------        -------
           Amount under US GAAP...........................        731,215          727,571           815,876        104,600
                                                                  =======          =======           =======        =======

         Net cash used in investing activities
           Amount under HK GAAP...........................       (419,856)        (615,278)         (461,732)       (59,196)
           US GAAP adjustment:
             Interest received............................        (43,423)          (6,789)           (6,291)          (807)
                                                                  -------          -------           -------        -------
           Amount under US GAAP...........................       (463,279)        (622,067)         (468,023)       (60,003)
                                                                  =======          =======           =======        =======

         Net cash used in financing activities
           Amount under HK GAAP...........................       (985,718)         (78,053)          (78,053)       (10,007)
           US GAAP adjustment:
             Interest paid................................         37,396               --                --             --
                                                                  -------          -------           -------        -------
           Amount under US GAAP...........................       (948,322)         (78,053)          (78,053)       (10,007)
                                                                  =======          =======           =======        =======


         The reclassification for US GAAP cash flows statement pertains to interest received and paid which is presented as investing and financing activities under HK GAAP, respectively (as opposed to operating activities under US GAAP).

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

                  (dollars in thousands except per share data)

15. SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - CONTINUED

         The following are additional disclosures as required by US GAAP:

         (a) The Company's comprehensive income represents its net income for all the years presented.

         (b) The Company applies Accounting Principles Board ("APB") Opinion No. 25, "ACCOUNTING FOR STOCK ISSUED TO Employees", and related Interpretations in accounting for options granted under the 1996 Scheme and 2002 Scheme (see Note 7). No compensation cost has been recognized on options granted under the 1996 Scheme and the 2002 Scheme. No options were granted in 2000 and 2001.

                  The Company, on September 8, 1999, cancelled 2,161,000 share options (granted under the 1996 Scheme) exercisable from November 26, 1999 to November 25, 2006 at an exercise price of HK$19.00 per share. The Company had, simultaneous to the cancellation, issued 2,022,000 replacement share options to the same employees with similar exercise period but at a lower exercise price of HK$17.48 per share. The 139,000 share options cancelled but not replaced were those share options held by resigned employees. There was no change in the number of shares to be issued to satisfy the exercise of the replacement share options. The Company, through December 31, 2001, did not account for the option modification under a variable plan accounting that would have been required under Financial Accounting Standards Board Interpretation No. 44, "ACCOUNTING FOR CERTAIN TRANSACTIONS INVOLVING STOCK COMPENSATION". However, the impact on net income of applying variable plan accounting to those share options would not be material in 2000. There would be no impact on the Company's 2001 and 2002 consolidated financial statements as the fair value of the underlying shares was less than the exercise price of the share options as of December 31, 2001 and 2002.

                  Had compensation cost for the Company's share option schemes been determined based on the fair value at the grant dates for awards under the share option schemes consistent with the method of Statement of Financial Accounting Standards ("SFAS") No. 123, "ACCOUNTING FOR STOCK-BASED COMPENSATION", the Company's net income and earnings per share would have been as follows:

                                                                              2000         2001         2002
                                                                              ----         ----         ----
                                                                               HK$          HK$          HK$

                  Net income                           As reported          568,142      562,452     538,086
                                                       Pro forma            560,380      555,483     523,735

                  Basic earnings per share             As reported             1.46         1.44        1.38
                                                       Pro forma               1.44         1.42        1.34

                  Diluted earnings per share           As reported             1.45         1.44        1.38
                                                       Pro forma               1.43         1.42        1.34

                  Share option with Option Type D and E issued in 2002 represent replacement share options to Option Type A and B respectively. There would be no impact on pro forma net income, assuming SFAS No. 123 is used with respect to issuance of the replacement share options as the fair value of share options prior to and subsequent to the replacement remained the same.

                  Compensation expense resulting from the fair value method of SFAS No. 123 may not be representative of compensation expense to be incurred on a pro forma basis in future years.

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

                  (dollars in thousands except per share data)


15. SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - CONTINUED

         A summary of the status of the Company's 2002 Scheme and 1996 Scheme as of December 31, 2000, 2001 and 2002, and changes during the years then ended is presented below:

                                                         2000                        2001                     2002
                                                -----------------------   -------------------------  ------------------------
                                                             WEIGHTED-                    WEIGHTED-                 WEIGHTED-
                                                              AVERAGE                      AVERAGE                   AVERAGE
                                                             EXERCISE                     EXERCISE                  EXERCISE
                                                  SHARES       PRICE         SHARES         PRICE        SHARES       PRICE

         Outstanding, beginning of year.....     3,923,500      17.48      3,581,500        17.48      3,556,500      17.48
         Granted............................            --         --             --           --      7,274,500      15.88
         Exercised..........................      (190,500)     17.48             --           --             --         --
         Forfeited/cancelled/lapsed.........      (151,500)     17.48        (25,000)       17.48     (3,681,500)     17.37
                                                 ---------      -----      ---------        -----      ---------      -----
         Outstanding, end of year ..........     3,581,500      17.48      3,556,500        17.48      7,149,500      15.91
                                                 =========      =====      =========        =====      =========      =====

         Options exercisable at year-end....     1,288,875      17.48      1,718,500        17.48      2,637,500      17.48
                                                 =========      =====      =========        =====      =========      =====
         Weighted-average fair value of
           options granted during the year..                      N/A                         N/A                      HK$8

         The following table summarizes information on the 2002 Scheme and 1996 Scheme outstanding at December 31, 2002:

                             OPTIONS OUTSTANDING                                   OPTIONS EXERCISABLE
         -------------------------------------------------------      ----------------------------------
                                                      WEIGHTED
                                                      AVERAGE
                                                     REMAINING
                                        NUMBER       CONTRACTUAL                                 NUMBER
         EXERCISE PRICE              OF OPTIONS        LIFE           EXERCISE PRICE          OF OPTIONS
         --------------              ----------        ----           --------------          ----------
         HK$14.35................     3,593,000     9.09 years         HK$14.35...........           --
         HK$17.48................     3,556,500     5.37 years         HK$17.48...........    2,637,500
                                      ---------     ----------                                ---------
                                      7,149,500     7.24 years                                2,637,500
                                      =========     ==========                                =========

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

                  (dollars in thousands except per share data)


15. SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - CONTINUED

                  The weighted average fair value of options granted during 1996, 1999 and 2002 (Option Type A, B and C) was HK$6, HK$13 and HK$8, respectively, using the Black-Scholes option-pricing model based on the following assumptions:

                                                                  SHARE OPTIONS GRANTED IN
                                                            1996             1999           2002
                                                            ----             ----           ----
                  Option type                                 A                B             C
                  Expected life of options               5 to 7 years    5 to 7 years     10 years
                  Expected volatility                             21%             49%          51%
                  Risk-free rate                               6.115%           5.92%        5.99%
                  Expected annual dividend yield                 1.3%           0.96%        1.62%

                  The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the volatility of share price. Because changes in subjective input assumptions can materially affect the fair value estimate, in the directors' opinion, the existing model does not necessarily provide a reliable single measure of the fair value of the share options.

         (c)      Recent changes in accounting standards

                  In June 2001, the Financial Accounting Standard Board (the "FASB") issued SFAS No. 141, "BUSINESS COMBINATIONS", and SFAS No. 142, "GOODWILL AND OTHER INTANGIBLE ASSETS". SFAS No. 141 requires that, among other things, all business combinations entered into subsequent to June 30, 2001, be accounted for using the purchase method of accounting. SFAS No. 142 provides that goodwill and other intangible assets with indefinite lives not be amortized, but will be tested for impairment on an annual basis. SFAS No. 142 is effective for fiscal years beginning after December 15, 2002. The Company adopted SFAS No. 141 during the year ended December 31, 2001 and it did not impact the Company's financial statements. The Company has adopted SFAS No. 142 on January 1, 2002. Adoption of the non-amortization provisions of SFAS No. 142 in 2000 and 2001 would not have impacted net income.

                  In August 2001, the FASB issued SFAS No. 143, "ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS". This statement addresses the diverse accounting practices for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company will be required to adopt this standard on January 1, 2003. Management had assessed that the impact of the adoption of SFAS No. 143 is not material to its financial position and results of operations.

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

                  (dollars in thousands except per share data)


15. SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - CONTINUED

                  The FASB also issued SFAS No. 144, "ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS", that is applicable to financial statements issued for fiscal years beginning after December 15, 2001. The FASB's new rules on asset impairment supersede SFAS No. 121, "ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF", and portions of APB Opinion No. 30, "REPORTING THE RESULTS FOR Operations". The statement requires a single accounting model for long-lived assets to be disposed of and significantly changes the criteria that would have to be met to classify an asset as held-for-sale. Classification as held-for-sale is an important distinction since such assets are not depreciated and are stated at the lower of fair value and carrying amount. The statement also requires expected future operating losses from discontinued operations to be recorded in the periods in which the losses are incurred, rather than as of the measurement date as previously required. The Company has adopted SFAS No. 144 on January 1, 2002. There was no significant impact on the Company's financial position and results of operations.

                  On April 30, 2002, the FASB issued SFAS No. 145, "RESCISSION OF SFAS NO. 4, 44, AND 64, AMENDMENT OF SFAS NO. 13, AND TECHNICAL CORRECTIONS", to update, clarify, and simplify certain existing accounting pronouncements. Specifically, SFAS 145:

                  o Rescinds SFAS No. 4, "REPORTING GAINS AND LOSSES FROM EXTINGUISHMENT OF DEBT", an amendment of APB Opinion No. 30, and SFAS No. 64, "EXTINGUISHMENTS OF DEBT MADE TO SATISFY SINKING-FUND REQUIREMENTS", which amended SFAS 4, as these two standards required that all gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item. Consequently, such gains and losses will now be classified as extraordinary only if they meet the criteria for extraordinary treatment set forth in APB Opinion 30, "Reporting the Results of Operations - REPORTING THE EFFECTS OF DISPOSAL OF A SEGMENT OF A BUSINESS, AND EXTRAORDINARY, UNUSUAL AND INFREQUENTLY OCCURRING EVENTS AND TRANSACTIONS".

                 o Rescinds SFAS No. 44, "ACCOUNTING FOR INTANGIBLE ASSETS OF MOTOR CARRIERS", an amendment of Chapter 5 of ARB No. 43 and an interpretation of APB Opinions 17 and 30, because the discrete event to which that statement relates is no longer relevant.

                 o Amends SFAS No. 13, "ACCOUNTING FOR LEASES", to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as such transactions.

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

                  (dollars in thousands except per share data)


15. SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - CONTINUED

                  The provisions of SFAS No. 145 related to the rescission of SFAS No. 4 and No. 64 are effective for fiscal years beginning after May 15, 2002. The provisions related to the amendment of SFAS No. 13 are effective for transactions occurring after May 15, 2002. All other provisions of SFAS No. 145 are effective for financial statements issued on or after May 15, 2002. Early application of all provisions of SFAS No. 145 is encouraged. For those provisions that become effective during the year, there was no significant impact on the Company's financial position and results of operations; for the remaining provisions under SFAS No. 145, management is assessing, but has not yet determined, the impact such provisions will have, if any, on the consolidated financial statements.

                  In June 2002, the FASB issued SFAS No. 146, "ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES". This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Emerging Issue Task Force ("EITF") Issue 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. A fundamental conclusion reached by the Board in this statement is that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. Therefore, this statement eliminates the definition and requirements for recognition of exit costs in EITF Issue 94-3. This statement also established that fair value is the objective for initial measurement of the liability and the liability should be measured initially at fair value only when the liability is incurred. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The Company will adopt SFAS No. 146 prospectively in 2003.

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

                  (dollars in thousands except per share data)


15. SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - CONTINUED

                  On December 31, 2002, the FASB issued SFAS No. 148, "ACCOUNTING FOR STOCK-BASED COMPENSATION--TRANSITION AND DISCLOSURE - AN AMENDMENT OF FASB STATEMENT NO. 123 ", which amends SFAS No. 123, "ACCOUNTING FOR STOCK-BASED COMPENSATION". SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent and more frequent disclosures in financial statements of the effects of stock-based compensation. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. This statement will only impact the Company' financial statements if it will change from stock compensation accounting under APB No. 25 to SFAS No. 123.

                  In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, "GUARANTOR'S ACCOUNTING AND DISCLOSURE REQUIREMENTS FOR GUARANTEES, INCLUDING INDIRECT GUARANTEES OF INDEBTEDNESS OF OTHERS". The interpretation elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under the guarantee and must disclose that information on its interim and annual financial statements. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations does not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The Company believes the adoption of recognition and initial measurement requirements of FIN No. 45 will not have a material impact on the consolidated financial statements.

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

                  (dollars in thousands except per share data)


15. SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - CONTINUED

         (d) Details of the movements of the allowance for doubtful accounts for the years ended December 31, 2000, 2001 and 2002 are as follows:

                                                    2000        2001       2002
                                                    ----        ----       ----
                                                     HK$         HK$        HK$

                  At beginning of year..........   75,364       3,612     3,612
                  Bad debt expense..............    3,612          --    11,708
                  Bad debt recovered............   (9,678)         --        --
                  Amount written off............  (65,686)         --      (308)
                                                  -------     -------   -------

                  At end of year................    3,612       3,612    15,012
                                                  =======     =======   =======


         (e)      Major customers

                  The Company has one customer accounting for 10% or more of its service revenue. Service revenue from such customer represents 22.8%, 23.0% and 23.5% of revenues in 2000, 2001 and 2002, respectively.

--------------------------------------------------------------------------------

                                  EXHIBIT INDEX

     NUMBER                              EXHIBIT
     ------                              -------
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

      4.8. Amendment 5 to Contract No. AsiaSat-3B/4 dated September 7, 2000, between Asia Satellite Telecommunications Company Limited and Hughes Space and Communications International, Inc. (incorporated by reference to Exhibit 4.9 on Form 20-F for fiscal year 2000, File No.3334856)*

      4.9. Contract for Launch Services LKEB-0009-0807 dated September 19, 2000, between AsiaSat and Lockheed Martin Commercial Launch Services, Inc. (incorporated by reference to Exhibit
                  4.10 on Form 20-F for fiscal year 2000, File No.3334856)*

      4.10 Amended and Restated Deposit Agreement (incorporated by reference to Exhibit A to the Registration Statement on Form F-6, File No.333-13900, relating to the Company's American Depositary Shares)

     4.11.        Share Option Scheme, dated January 25, 2002, of the Company.

     4.12. Lease Agreement, dated March 12, 2001, between AsiaSat and the Hong Kong Industrial Estates Corporation.

     4.13 Construction Contract Agreement, dated March 4, 2002, between AsiaSat and Leighton Contractors (Asia) Limited.

      8.1. Subsidiaries of the Registrant (included on page 11 of this Annual Report).

     99.1 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

     99.2 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Confidential portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission with a request for confidential treatment pursuant to Rule 24B-2.

                                 CERTIFICATIONS

I, Peter Jackson, certify that:

1. I have reviewed this annual report on Form 20-F of Asia Satellite Telecommunications Holdings Limited;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 23, 2003

                                          /s/ Peter Jackson
                                         --------------------------------
                                         Peter Jackson
                                         Chief Executive Officer

                                 CERTIFICATIONS

I, Denis Lau, certify that:

1. I have reviewed this annual report on Form 20-F of Asia Satellite Telecommunications Holdings Limited;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 23, 2003

                                         /s/ Denis Lau
                                        ---------------------------------
                                        Denis Lau
                                        Chief Financial Officer