Form 20-F
period 2003-12-31
ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LTD
filed 2004-06-29
CIK 1015276

--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 20-F

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
|X|      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
         OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003
                                       OR
|_|      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
         THE SECURITIES EXCHANGE ACT OF 1934
         For the transition period from _________ to ___________

                         Commission file number 1-14396

                                 ASIA SATELLITE
                       TELECOMMUNICATIONS HOLDINGS LIMITED
             (Exact Name of Registrant as Specified in Its Charter)

         N/A                                                  Bermuda
(Translation of Registrant's                     (Jurisdiction of Incorporation
     Name Into English)                                   or Organization)
                          23 Floor East Exchange Tower
                               38-40 Leighton Road
                                    Hong Kong
                                  852-2500 0888
          (Address and Telephone Number of Principal Executive Offices)

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

     As of December 31, 2003, 390,265,500 shares of Common Stock, par value HK$0.10 per share, were issued and outstanding.

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such filing requirements for the
past 90 days. Yes  [X]   No [_]

     Indicate by check mark which financial statement item the registrant has
elected to follow. Item 17 [_]   Item 18 [X]

--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

                                                                            Page
                                                                            ----

PART I.........................................................................1

   Item 1.    Identity of Directors, Senior Management and Advisors............1
   Item 2.    Offer Statistics and Expected Timetable..........................2
   Item 3.    Key Information..................................................2
   Item 4.    Information on the Company......................................11
   Item 5.    Operating and Financial Review and Prospects....................32
   Item 6.    Directors, Senior Management and Employees......................45
   Item 7.    Major Shareholders and Related Party Transactions...............53
   Item 8.    Financial Information...........................................55
   Item 9.    Stock Price History.............................................56
   Item 10.   Additional Information..........................................57
   Item 11.   Quantitative and Qualitative Disclosures About Market Risk......59
   Item 12.   Description of Securities Other than Equity Securities..........59

PART II.......................................................................59

   Item 13.   Defaults, Dividend Arrearages and Delinquencies.................59
   Item 14.   Material Modifications to the Rights of Security Holders
              and Use of Proceeds.............................................59

PART III......................................................................59

   Item 15.   Controls and Procedures.........................................60
   Item 16.   [Reserved.].....................................................60

PART IV.......................................................................61

   Item 17.   Financial Statements............................................61
   Item 18.   Financial Statements............................................61
   Item 19.   Financial Statements and Exhibits...............................61

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

     The Company and AsiaSat prepare their financial statements in Hong Kong Dollars. In this Annual Report references to "US Dollars," "US$" or "$" are to United States Dollars and references to "Hong Kong Dollars," "HK Dollars" or "HK$" are to Hong Kong Dollars. Solely for the convenience of the reader, this Annual Report contains translations of certain Hong Kong Dollar amounts into US Dollars at specified rates. These translations should not be construed as representations that the Hong Kong Dollar amounts actually represent such US Dollar amounts or could be converted into US Dollars at the rates indicated or at all. Unless otherwise stated, the translations of Hong Kong Dollars into US Dollars have been made at the rate of HK$7.80 to US$1.00, the approximate rate of exchange on December 31, 2003. The noon buying rate in New York City for cable transfers in Hong Kong Dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") was HK$7.7640 to US$1.00 on December 31, 2003. The Noon Buying Rate on May 28, 2004 was HK$7.7941 to US$1.00.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This Annual Report on Form 20-F contains certain forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for certain forward-looking statements. When used in this Annual Report on Form 20-F, the words "estimate," "project," "anticipate," "expect," "intend," "believe" and similar expressions are intended to identify forward-looking statements and information. The Company identifies the following important factors which could cause its actual results to differ materially from any results which might be projected, forecast, estimated or budgeted by the Company in forward-looking information. All of such factors are difficult to predict and many are beyond the control of the Company. Accordingly, while the Company believes that the assumptions underlying the forward-looking information are reasonable, there can be no assurance that such assumptions will approximate actual experience, and in such event, actual results could differ materially from the predictions contained in this Annual Report on Form 20-F. These important factors include, but are not limited to: (i) the continued operation of the existing in-orbit satellites, (ii) future economic and competitive conditions in the Asian regional satellite market in which AsiaSat competes,
(iii) the Company's success in obtaining necessary regulatory approvals and licenses, and (iv) the continued ability of the Company to meet its debt obligations and fund its capital expenditure programs.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.

    Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

    Not applicable.

ITEM 3.  KEY INFORMATION

                         SELECTED FINANCIAL INFORMATION

     The summary income statement data of the Company for the years ended December 31, 2001, 2002 and 2003 and the summary balance sheet data of the Company as of December 31, 2002 and 2003 set forth below are derived from, and are qualified in their entirety by reference to, the audited consolidated financial statements of the Company, including the notes thereto, included elsewhere herein and in "Operating and Financial Review and Prospects." The summary income statement data for the years ended December 31, 1999 and 2000 and the summary balance sheet data as of December 31, 1999, 2000 and 2001 set forth below are derived from audited consolidated financial statements of the Company not included herein. The consolidated financial statements of the Company are prepared and presented in accordance with accounting principles generally accepted in Hong Kong, or Hong Kong GAAP, which differ in certain material respects from accounting principles generally accepted in the United States, or U.S. GAAP. Note 30 to the Company's consolidated financial statements contains descriptions of the significant differences between Hong Kong GAAP and U.S. GAAP, a reconciliation of net income from Hong Kong GAAP to U.S. GAAP for the years ended December 31, 2001, 2002 and 2003, and a reconciliation of shareholders' equity from Hong Kong GAAP to U.S. GAAP as of December 31, 2002 and 2003. In addition, Note 30 to the Company's consolidated financial statements contains additional disclosures required under U.S. GAAP, which are not disclosed elsewhere in the notes to the Company's consolidated financial statements.

                                                          AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                         -----------------------------------------------------------------------------
                                            1999         2000          2001          2002          2003          2003
                                             HK$          HK$           HK$           HK$           HK$           US$
                                                   (in millions, except for percentages and per share amounts)
INCOME STATEMENT DATA:
Hong Kong GAAP:
   Revenues .....................          806.8       1,002.9         969.5         950.8         896.2         114.9
   Cost of services .............         (286.0)       (245.8)       (240.0)       (243.1)       (313.3)        (40.2)
   Administrative expenses ......          (97.7)        (61.6)        (58.6)        (76.7)        (56.1)         (7.2)
   Profit from operations .......          485.2         745.5         687.2         637.4         532.6          68.3

   Share of results of associates
        (including goodwill
        amortization) ...........             --         (43.9)        (47.5)        (13.7)        (15.6)         (2.0)

   Impairment loss recognized in
        respect of goodwill of
        associates ..............             --            --          (0.6)           --          (1.9)         (0.2)

   Profit before taxation .......          405.4         656.2         633.6         623.8         512.1          65.7
   Taxation .....................          (51.5)        (79.9)        (70.6)        (69.1)        (87.6)        (11.2)

   Profit for the year ..........          353.6         576.3         563.0         554.7         424.5          54.4

                                                          AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                         -----------------------------------------------------------------------------
                                            1999         2000          2001          2002          2003          2003
                                             HK$          HK$           HK$           HK$           HK$           US$
                                                   (in millions, except for percentages and per share amounts)
   Earnings per share
      Basic .....................           0.91          1.48          1.44          1.42          1.09          0.14
      Diluted ...................           0.91          1.47          1.44          1.42          1.09          0.14
   Earnings per ADS
      Basic .....................           9.07         14.77         14.40         14.21         10.88          1.39
      Diluted ...................           9.06         14.73         14.40         14.21         10.88          1.39
Dividend declared per share:
   Ordinary .....................           0.20          0.20          0.20          0.25          0.32          0.04
Number of shares outstanding (in
     thousands) .................        390,075       390,266       390,266       390,266       390,266       390,266
U.S. GAAP:
   Profit for the year ..........          368.4         568.1         562.5         538.1         408.3          52.3
   Earnings per share
      Basic .....................           0.94          1.46          1.44          1.38          1.05          0.13
      Diluted ...................           0.94          1.45          1.44          1.38          1.05          0.13
   Earnings per ADS
      Basic .....................           9.44         14.56         14.41         13.79         10.46          1.34
      Diluted ...................           9.44         14.52         14.41         13.79         10.46          1.34
BALANCE SHEET DATA:
Hong Kong GAAP:
   Working capital ..............          144.2         (70.3)         86.8         239.0         529.9          67.9
   Property, plant and
        equipment ...............        2,210.7       2,521.2       2,942.3       3,232.4       3,165.4         405.8
Total assets ....................        3,137.7       2,902.5       3,384.7       3,936.4       4,157.2         533.0

   Long-term liabilities (1) ....          579.3         217.9         288.8         326.0         336.5          43.1
   Total liabilities (excluding
        minority interests) .....        1,308.2         516.9         514.2         589.1         588.5          75.4
   Capital stock ................           39.0          39.0          39.0          39.0          39.0           5.0
   Total shareholders' equity
        (net assets) ............        1,829.0       2,385.2       2,870.1       3,346.7       3,568.3         457.5
U.S. GAAP:

   Property, plant and equipment         2,226.8       2,512.3       3,035.7       3,302.6       3,223.9         413.3
   Total assets .................        3,240.4       2,996.4       3,478.1       4,011.2       4,215.7         540.5

   Long-term liabilities (1) ....          591.3         229.2         300.1         335.4         345.8          44.3
   Total liabilities (excluding
        minority interests) .....        1,265.6         528.2         525.4         598.5         597.7          76.6
   Total shareholders' equity
        (net assets) ............        1,974.5       2,467.8       2,952.2       3,412.2       3,617.5         463.8

------------------------------------

(1)  Excludes current portion of long-term liabilities.

     For financial year 2002, the Company declared regular dividends in the amount of HK$0.25 per share of its Common Stock and a special dividend in the amount of HK$0.25 per share of its Common Stock. For financial year 2003, the Company declared a regular dividend in the amount of HK$0.32 per share of its Common Stock.

         HISTORICAL EXCHANGE RATE INFORMATION

     The Hong Kong Dollar is freely convertible into other currencies, including the US Dollar. Since October 17, 1983, the Hong Kong Dollar has been linked to the US Dollar at the rate of HK$7.80 to US$1.00. The central element in the arrangements that gives effect to the link is an agreement between the Hong Kong Government and the three Hong Kong banknote-issuing banks, The Hongkong and Shanghai Banking Corporation Limited, Standard Chartered Bank and, since May 1, 1994, Bank of China. Under this agreement, the Hong Kong Government Exchange Fund issues certificates of its indebtedness to the banknote-issuing banks against payment in US Dollars at the fixed exchange rate of HK$7.80 to US$1.00. The banknote-issuing banks hold the certificates of indebtedness to cover the issuances of banknotes. When the banknotes are withdrawn from circulation, the banknote-issuing banks surrender the certificates of indebtedness to the Hong Kong Government Exchange Fund and are paid the equivalent US Dollars at the fixed exchange rate. Exchange transactions in the Hong Kong Dollar against the US Dollar continue in the foreign exchange market.

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

                                                               HONG KONG DOLLAR/US DOLLAR
                                                                    NOON BUYING RATE
                                          ---------------------------------------------------------------------
                                            AVERAGE (1)           HIGH              LOW           PERIOD END
                                                HK$                HK$              HK$              HK$
                                          ----------------     ------------      -----------    ---------------
1999 ..........................               7.7599             7.7814            7.7210           7.7740

2000 ..........................               7.7924             7.8008            7.7767           7.7999

2001 ..........................               7.7997             7.8004            7.7970           7.7980

2002 ..........................               7.7997             7.8095            7.7970           7.7988

2003 ..........................               7.7875             7.8001            7.7085           7.7640

December 2003 .................               7.7645             7.7670            7.7628           7.7640

January 2004 ..................               7.7775             7.7663            7.7632           7.7775

February 2004 .................               7.7748             7.7845            7.7686           7.7845

March 2004 ....................               7.7930             7.7980            7.7842           7.7930

April 2004 ....................               7.7970             7.8000            7.7870           7.7998

May 2004 ......................               7.7971             7.8010            7.7895           7.7941

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

     RISK OF LOSING SATELLITE SERVICE REVENUES IF OTHER SATELLITES INTERFERE WITH THE COMPANY'S TRANSMISSIONS

    Satellites operating from orbital slots that are adjacent to, and using the same band of frequencies as, the Company's satellites could interfere with the transmissions made by its satellites. Such interference could lead to the loss of satellite service revenues if customers migrate to competitors who operate satellites without such interference. The Company has entered into frequency coordination agreements with certain other operators to avoid any material interference and pursuant to which the Company has agreed to certain operating constraints. The Company's ability to use its orbital slots could be further constrained in order to avoid material interference with other satellites and the Company could enter into disputes over interference in the future. See "Information on the Company -- Additional Orbital Slots and Use of Frequencies."

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

    RELIANCE UPON SIGNIFICANT CUSTOMER

    The Company's largest customer is STAR Group Limited ("STAR"), which is a Hong Kong-based international satellite television broadcasting company that broadcasts over the greater Asian region and is wholly-owned by The News Corporation Limited, a leading international media group. STAR accounted for approximately 23.0%, 23.5% and 24.9% of AsiaSat's revenues in the years ended December 31, 2001, 2002 and 2003, respectively. See "Information on the Company
- Services and Customers."

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

    RISK OF LIMITED MARKET DEMAND AND INCREASING COMPETITION

    The business in which the Company operates is highly competitive. The satellite services provided by the Company are used by its customers for point to multipoint communication (principally television broadcasting, private communication networks, Internet and multimedia services). The Company's principal competitors are regional and domestic satellite companies operating in the Asian region. Many of these competitors have long-standing customer relationships and are substantially larger, and have financial resources that are substantially greater, than those of the Company. See "Information on the Company - Competition."

    TRANSPONDER OVERSUPPLY. It is expected that in 2004, the supply of transponders will continue to exceed the demand for transponders. The Company believes that this imbalance cannot be quickly corrected until global economic conditions improve and new applications and services take up existing capacity. See "Information on the Company - Competition - Transponder Oversupply."

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

    RISKS RELATING TO FUTURE SATELLITES

    The construction, launch and operation of any future satellites by the Company would be subject to substantially the same risks as those set forth herein relating to AsiaSat 2, AsiaSat 3S and AsiaSat 4. In addition, AsiaSat's ability to make capital expenditures in connection with the construction and launch of future satellites could be subject to conditions of future financing arrangements. See "Operating and Financial Review and Prospects -- Liquidity and Capital Resources -- Planned Capital Expenditures."

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

    The laws of certain countries require television broadcasters and satellite telecommunication users providing services in such countries generally to use state-owned or locally-owned satellites. These legal requirements prevent the Company and other satellite companies from competing to provide transponder capacity to these potential customers. There can be no assurance that other countries in the Asian region, including countries in which the Company already has customers, will not impose similar requirements to use state-owned or locally-owned satellites in the future. The imposition of such requirements could adversely affect the Company's results of operations. See "Information on the Company - Competition."

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

    INTERNATIONAL TELECOMMUNICATION UNION. AsiaSat's use of orbital slots and radio frequency is subject to the regulations of the International Telecommunication Union. Nations are required by treaty to make a filing of their proposed use of satellite orbital slots for geostationary satellites with the Radiocommunication Bureau of the International Telecommunication Union. When a conflict or potential conflict is noted, nations are obligated to negotiate in an effort to coordinate the proposed uses and resolve any interference concerns. The Radiocommunication Bureau, however, has no formal dispute resolution mechanism, and if nations cannot agree on a resolution, a satellite system will not be entitled to the full interference protection afforded under international law. See "Information on the Company - Regulation - International Telecommunication Union."

    POLITICAL, ECONOMIC AND OTHER REGIONAL RISKS

    AsiaSat is a Hong Kong company. Substantially all of AsiaSat's revenues are derived from its operations conducted in the Asian region. In 2001, 2002 and 2003, approximately 61.0%, 58.2% and 59.8%, respectively, of AsiaSat's revenues, were derived from customers from Greater China, which includes mainland China, Hong Kong, Macau and Taiwan.

Furthermore, during 2001, 2002 and 2003, approximately, 23.0%, 23.5% and 24.9%, respectively, of AsiaSat's revenues were attributable to transponder utilization agreements with STAR, a Hong Kong company. As a result, the Company's financial condition and results of operations may be influenced by the political situation in the Asian region and by the general state of the economies in such region.

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

    Almost all payments under AsiaSat's transponder utilization agreements are made in US Dollars. Since China has extensive foreign exchange controls, the ability of Chinese companies to convert Renminbi (the currency of China) into foreign currency and to purchase foreign currency is subject to various Chinese laws and regulations. China's current or future foreign exchange controls could adversely affect the ability of the Company's customers in China to make payments to the Company in US Dollars.

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

    SARS OR SIMILAR OCCURRENCE. The Company's business could be adversely affected by the re-emergence of Severe Acute Respiratory Syndrome (or SARS) or a similar type of regional occurrence. Restrictions on travel resulting from the re-emergence of SARS or a similar type of regional occurrence could adversely affect the Company's ability to market and service new and existing customers throughout the Asian region. In addition, sick employees or other employees who fear contracting such illness could decide to not report for duty. The Company's results of operations could be adversely affected to the extent that SARS or a similar type of regional occurrence harms the economy in, or otherwise negatively affects, China or the Asian region generally.

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

    AsiaSat has in-orbit insurance coverage for AsiaSat 2, AsiaSat 3S and AsiaSat 4. AsiaSat's in-orbit insurance must be renewed annually.

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

    RISKS RELATED TO U.S. EXPORT CONTROLS

    The United States tightly restricts the export of commercial communications satellites and satellite-related components and technology. U.S. export control policy toward Hong Kong and the Company is affected by U.S.-Sino relations, which can vary substantially from time to time. AsiaSat has sourced all its satellites in the United States. There can be no assurance that U.S. policy will not change in ways that will have a negative effect on the export of future satellites, including the timing of such export, nor can there be any assurance that future U.S. sourcing by the Company will be unimpeded by U.S. export restrictions.

    RISK OF LOSS OF ORBITAL SLOTS

    In addition to the three primary positions of 100.5 degrees East, 105.5 degrees East, and 122 degrees East, in which the Company's satellites currently operate, China has filed requests with the International Telecommunication Union on behalf of AsiaSat for a number of other operational locations including 77.5 degrees East and 116 degrees East. There is no assurance that AsiaSat will maintain its right to operate satellites in its primary positions. There is also no assurance that AsiaSat will obtain rights to launch satellites into the additional orbital slots or that if it does obtain such rights, that it will be able to fully use the allocated frequencies because of the limitations imposed by coordination agreements with other satellite systems. See "Information on the Company - Satellites - Additional Orbital Slots and Use of Frequencies" and "Information on the Company - Satellites - AsiaSat 4."

    SUBSTANTIAL LEVERAGE

    AsiaSat may have borrowings under a future loan facility. Such a loan facility could contain certain covenants, including debt to equity covenants, which if the Company were to draw down on such loan facility could prevent the Company from undertaking certain acquisitions and purchases that may be necessary to its growth. See "Operating and Financial Review and Prospects - Liquidity and Capital Resources."

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

ITEM 4.  INFORMATION ON THE COMPANY.

    HISTORY AND DEVELOPMENT OF THE COMPANY

    The Company is an exempted company organized under the Companies Act 1981 of Bermuda (as amended) (the "Companies Act"). The Company was incorporated on May 10, 1996. The Company's registered office is located at Canon's Court, 22 Victoria Street, Hamilton, HM12, Bermuda (phone: 441-295-2244) and its principal place of business is located at 23rd Floor, East Exchange Tower, 38-40 Leighton Road, Hong Kong.

    ORGANIZATIONAL STRUCTURE

    The Company is the parent company of AsiaSat. AsiaSat holds a 47.3% interest in SpeedCast Holdings Limited. See Note 13 to the Company's consolidated financial statements.

    ACQUISITIONS AND INVESTMENTS

o In March 2000, the Company entered into an agreement to acquire a 36.5% interest in SpeedCast Holdings Limited, which wholly owns SpeedCast Limited (formerly known as PhoenixNet Limited) ("SpeedCast") by making contributions in-kind of HK$97.5 million (US$12.5 million), of which, HK$62.4 million (US$8.0 million) was contributed by means of the provision of one C-band transponder for use by SpeedCast for a fixed period of approximately thirty-eight months. The balance of HK$35.1 million (US$4.5 million) was contributed by means of the provision of a Gen II Platform and other support for a fixed period of twenty-four months. In March 2002, the Company entered into a further agreement to acquire an additional 8.8% interest in SpeedCast Holdings Limited by making an aggregate contribution of HK$31.2 million (US$4.0 million), of which HK$19.5 million (US$2.5 million) was in cash and HK$11.7 million (US$1.5 million) was by means of extending the usage of one C-band transponder by SpeedCast Holdings Limited for a further period of 219 days from February 4, 2003. In 2003, the Company extended payment terms to SpeedCast allowing a deferment with interest of up to HK$8.6 million (US$1.1 million) in transponder payments until the end of April 2004. In May 2004, the Company entered into a further agreement to acquire an additional 2% interest in SpeedCast Holdings Limited by making a contribution of HK$11.7 million (US$1.5 million) in cash. See "- Services and Customers - Multimedia and Internet."

o In September 2000, the Company entered into an agreement with each of Boeing and Lockheed Martin for the construction and launch of AsiaSat
         4. This satellite was successfully launched in April 2003. The aggregate investment for the construction, launch and launch insurance of AsiaSat 4 was approximately HK$1,666.8 million (US$213.7 million) and was financed completely through internal funds. See " - Satellites
         - AsiaSat 4."

o In March 2001, AsiaSat entered into an agreement with respect to the lease of the Tai Po Site. For details with respect to the lease of the Tai Po Site, see "Additional Information - Material Contracts", "- Business Overview" and "- Property, Plants and Equipment - Land Facilities." In March 2002, AsiaSat entered into a construction agreement with Leighton Contractors Asia Limited with respect to the construction of a satellite control center on the Tai Po Site. In December 2002, AsiaSat entered into an agreement with Globecomm Systems Europe Limited for the procurement of the TT&C RF System to be installed at the satellite control center at the Tai Po Site at a cost of HK$49.1 million (US$6.3 million). The investment for the construction of the satellite control center on the Tai Po Site (including the TT&C RF System) is estimated to be approximately HK$241.4 million (US$30.9 million). As at December 31, 2003, HK$192.1 million (US$24.6 million) had been spent on the Tai Po Site. See "Additional Information - Material Contracts" and "Operating and Financial Review and Prospects - Liquidity and Capital Resources - Planned Capital Expenditures."

    BUSINESS OVERVIEW

    The Company, through its wholly-owned subsidiary, AsiaSat, is a leading provider of high quality satellite transponder capacity in Asia. The Company's satellites are positioned over the Asian landmass and offer its customers comprehensive coverage of close to 70% of the world's population. The Company operates three satellites -- AsiaSat 2, AsiaSat 3S and AsiaSat 4.

    AsiaSat 1, Asia's first privately owned commercial satellite covering the Asian region, was launched in 1990. Traffic on AsiaSat 1 was transferred to AsiaSat 3S in 1999, and AsiaSat 1 was moved from the 105.5 degrees East orbital slot to the 122 degrees East orbital slot. AsiaSat 1 was retired in February 2003. AsiaSat 2, which provides increased footprint coverage over AsiaSat 1 with a substantial gain in signal power, was launched in 1995 and began commercial service in January 1996. AsiaSat 3S was launched from the Baikonur Cosmodrome in the Republic of Kazakhstan and began commercial service in 1999. AsiaSat 3S has a similar footprint coverage to AsiaSat 2. Together, these two satellites provide coverage to more than 50 countries, with approximately 3.3 billion people, from Siberia to Australia and from Japan to the Middle East.

    AsiaSat 4, launched from Cape Canaveral, United States in April, 2003, is located at the 122 degrees East orbital slot and began commercial service on July 1, 2003. AsiaSat 4 is a high power satellite having C-band coverage and power substantially similar to AsiaSat 2 and AsiaSat 3S. Because AsiaSat 4 has a more easterly location, its C-band coverage favors the Pacific-Rim, Australia and New Zealand to a greater degree than previous AsiaSat satellites. The Ku-band coverage of AsiaSat 4 is designed to meet the requirements of both broadcast satellite services frequencies and fixed satellite services frequencies for maximum flexibility. In June 2000, the Company received a Telecommunication License from the Office of the

Telecommunications Authority of Hong Kong allowing AsiaSat to operate the broadcast satellite services frequencies and the fixed satellite services frequencies on AsiaSat 4. See "-- Telecommunications - Expanded Services." Because AsiaSat 4 is a newly established satellite without an existing customer base and viewership, AsiaSat can currently offer its customers the option to utilize AsiaSat 4's high powered transponder capacity at a lower cost than the rate demanded for capacity on AsiaSat 2 and AsiaSat 3S. AsiaSat 3S demands a higher rate for its transponder capacity because it has the largest viewership base of any commercial satellite in the Asian region.

    The Company has leased a site in Tai Po Industrial Estates, New Territories, Hong Kong (the "Tai Po Site"), to support the growth of the Company's business. The Tai Po Site houses a new satellite control center (the "Tai Po Satellite Earth Station") that allows AsiaSat to offer its customers additional and improved services. These services include uplink, technical support and other value added services. For a general discussion on earth stations, see "--Regulation - Hong Kong Regulation." Construction of the Tai Po Satellite Earth Station was completed, and a temporary occupation permit was obtained, in August 2003. The final occupation permit was received in January 2004 from the Hong Kong Building Authority. See "Additional Information - Material Contracts."

    As of December 31, 2003, the utilization rate for each of AsiaSat 2, AsiaSat 3S and AsiaSat 4 was approximately 54.3%, 59.0% and 10.3%, respectively, under transponder utilization agreements and transponder purchase agreements.

    The Company provides transponder capacity primarily to the broadcasting, telecommunications (including private communication networks), Internet and multimedia markets. AsiaSat has entered into separate transponder utilization agreements with over 100 customers from various countries and regions, including Australia, China, Germany, Hong Kong, the Kingdom of Saudi Arabia, Korea, Kuwait, Pakistan, Singapore, Switzerland, Taiwan, the United Arab Emirates, the United Kingdom, the United States and Vietnam.

    In 2001, 2002 and 2003, approximately 61.0%, 58.2% and 59.8%, respectively, of the Company's revenues were derived from customers from Greater China, which includes mainland China, Hong Kong, Macau and Taiwan.

    The Company believes that AsiaSat 3S is the leading satellite for regional television programming distribution in Asia based on the number of viewers watching programming distributed on AsiaSat 3S. The Company's largest customer, STAR, is a Hong Kong-based international satellite television broadcasting company that broadcasts over the Asian region.

    SERVICES AND CUSTOMERS

    During the last three years, the Company's revenues were derived from the following markets:

                                             2001          2002          2003
                                             ----          ----          ----

Broadcasting (video)........                 66.8%         68.3%         70.4%

Telecommunications, Internet                 33.2%         31.7%         29.6%
   and Multimedia...........

    Total revenue from the Company's five largest customers in each of the years ended December 31, 2001, 2002 and 2003 was HK$429.8 million, HK$410.9 million and HK$376.6 million respectively, which represented 44.3%, 43.2% and 42.0% respectively, of total revenue. Revenues from the Company's largest customer represented 23.0%, 23.5% and 24.9% of total revenue for the years ended December 31, 2001, 2002 and 2003, respectively.

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

    After migrating all traffic from AsiaSat 1 to AsiaSat 3S in 1999, STAR now offers a bouquet of digital services, including both subscription and free-to-air television, that according to STAR reaches more than 300 million viewers across the Asian region.

    In 1998, STAR entered into leases for seven transponders on AsiaSat 3S, six of which continue for the entire life of AsiaSat 3S and one of which will expire in January 2008. In 1999, STAR entered into three year leases for two additional transponders on AsiaSat 3S that commenced in 1999 when AsiaSat 3S began commercial operations. These two short-term leases were terminated in March and June 2000, respectively, and were replaced by two long-term leases with terms equaling the period of AsiaSat 3S's remaining useful life. The leases entered into by STAR for capacity on AsiaSat 3S are for a smaller number of transponders than under the previous arrangements because of the consolidation of all its services onto AsiaSat 3S, the footprint coverage of AsiaSat 3S as well as the application of transmission technologies, such as digital compression, which enhance the capacity of each transponder. The Company entered into an agreement with STAR to provide facilities at the Tai Po Site to house STAR's back up broadcast and radio frequency equipment for downlinking and uplinking to AsiaSat 3S.

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

    AsiaSat currently is not subject to any exclusivity arrangement with any of its customers. Other broadcasters on its satellite fleet using its transponders include Pakistan TV, ZEE Telefilms, Associated Press Television News, the Ministry of Information of Saudi Arabia, the Ministry of Information of Kuwait, UAE Radio & TV, BBC World Service Radio, Voice of America, Worldnet, Deutsche Welle of Germany, TV5, RAI of Italy, RTVE of Spain, RTPi of Portugal, Fashion TV, TVB Satellite Broadcasting of Hong Kong, SAB TV, the European Broadcasting Union, Sahara TV, Turner Broadcasting System, Asia Plus, Sun TV, Tech TV, Bloomberg TV, NOW, Smile TV, Indus Vision, Muslim TV, MATV, Channel NewsAsia and Reuters TV.

    In addition, governmental bodies seek to use satellites to expand their coverage to remote and underdeveloped regions of their countries that would otherwise be unserviced. The signals are received at rebroadcast centers and retransmitted to viewers. The State Administration of Radio, Film and Television of China (formerly, the Ministry of Radio, Film and Television) uses capacity on AsiaSat 3S to distribute domestic and international television programming. Currently 20 television channels from 20 provinces in China with one autonomous region and three municipalities are broadcasting on AsiaSat's C-band and Ku-band transponders.

    TELECOMMUNICATIONS

    The Company's telecommunications services include the provision of transponder capacity for private communications networks for data and voice communications and for communications service providers in Asia. The Company believes that there will continue to be opportunities in Asia to market transponder capacity to certain end users that, due to poor telecommunications infrastructure or high costs of local public networks, desire to operate their own private network for data and voice transmission. These are often large multinational companies or agencies such as financial news providers, newspapers, banks, paging companies, airlines, oil companies and stock exchanges.

         CHINA. China represents one of the world's largest potential markets for satellite communications. Private communications networks in China are numerous and growing. Approximately 30 organizations in China in such businesses as banking, securities, publishing and oil have established private networks utilizing AsiaSat's satellites to link remote sites with their headquarters.

    AsiaSat's Chinese telecommunications customers include the People's Bank of China, the Shanghai Stock Exchange, the People's Daily, CITIC Guoan Information Industry Company Limited and China Petrochemical Corporation. In addition, two Chinese entities have entered into transponder purchase agreements to use one Ku-band transponder on AsiaSat 3S.

    Five Chinese ministries and agencies have entered into transponder purchase agreements to use a total of 1.7 Ku-band transponders on AsiaSat 2: the Ministry of Water Resources, the Ministry of Commerce, the Ministry of Railways, the China Meteorological Administration and Xinhua News Agency. These five ministries and agencies are using this capacity for a variety of very small aperture terminal network applications. Other Chinese organizations which are utilizing Ku-band transponder capacity on AsiaSat's satellites include the Bank of China, China Unicom, Tsinghua University, Yinmore Telecommunication Technology Company Limited and Beijing Asia Pacific East Communication Network Ltd.

    AsiaSat's telecommunications customers also include Vietnam Telecom International, Reach, BtNAccess, Associated Press, Reuters, the International Air Transport Association, Korea Telecom, Teleport Access Services and Pakistan Telecom.

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

    AsiaSat now holds a 47.3% interest in SpeedCast Holdings Limited, which was formed in 1999 to principally to provide high speed Internet, multimedia content delivery, and corporate broadcast services such as data packages delivery and Internet streaming. SpeedCast, in addition to providing the principal services, also launched on-line music distribution, on-line multimedia services and streaming encryption system. SpeedCast began trial operations on March 15, 2000. In 2003, SpeedCast also launched a new service for two-way operation, which provides more efficient connection for content delivery. Customers including SpeedCast, Telstra Corporation and Pacific Century Matrix use AsiaSat 2 and AsiaSat 4 to offer broadband (which refers to the provision of multiple channels of data over a single communications channel), Internet and multimedia services. In addition, Connexion by Boeing has entered into an agreement for the use of Ku-band capacity on AsiaSat 3S to provide in-flight broadband communication services on the Asia-to-Europe flight corridor commencing in the first quarter of 2004.

         EXPANDED SERVICES. The Office of the Telecommunications Authority of Hong Kong granted AsiaSat a Fixed Carrier Services ("FC") license in May 2004. A FC license allows license holders to uplink broadcasting programs and to provide public telecommunication services linking Hong Kong and other countries either on their own business initiatives, or for and on behalf of their customers via satellites. Obtaining a FC license will enable AsiaSat to provide a one-stop service to its customers, including the provision of transponder capacity and uplinking or downlinking broadcasting programs, and telecommunication services to audiences or operators outside Hong Kong. At the moment, AsiaSat's broadcasting or telecommunications customers have to uplink their programs and services by either establishing their own uplinking facilities or employing the uplinking services of other licensed operators. This service would complement AsiaSat's core business of providing high-quality satellite transponder capacity by offering one-stop shop services.

    On June 27, 2000, the Company was granted a telecommunication license (the "Telecommunication License") from the Office of the Telecommunications Authority of Hong Kong allowing the broadcast satellite services frequencies to be incorporated into the payload of AsiaSat 4 at the 122 degrees East orbital position. Broadcast satellite services frequencies were assigned to Hong Kong by the 1997 World Radiocommunication Conference ("WRC '97") of the International Telecommunication Union. The 2000 World Radiocommunication Conference ("WRC-2000") later revised these assignments and further assigned more frequencies to Hong Kong. These frequencies are designated for satellite broadcasting uses and are receivable in Hong Kong and surrounding areas with very small antennas. They can be used to provide Direct-to-Home satellite broadcasting services, which refers to a satellite service that delivers television programming directly to consumer homes using a small antenna and related equipment. Adding the broadcast satellite services frequencies onto AsiaSat 4 enables AsiaSat to offer high power and wide coverage for broadcasting services in Hong Kong and the surrounding areas. To this end, in April 2004, the Company formed a subsidiary for the purpose of holding a non-domestic television program service license, which was granted by the Broadcasting Authority of Hong Kong in May 2004. This new subsidiary will have the right to use the Company's broadcast satellite services frequencies. By installing a very small dish, viewers will be able to enjoy a whole new range of programming.

    The Telecommunications License referenced above also allows the fixed satellite services frequencies to be incorporated into the AsiaSat 4 payload. Accordingly, the Company incorporated both the broadcast satellite services and fixed satellite services frequencies into the AsiaSat 4 payload.

    The main difference between the broadcast satellite service and the fixed satellite service in AsiaSat's case is that broadcast satellite service gives access to additional spectrum for the Company. Moreover, while the fixed satellite service frequency bands are used for a multitude of services, the broadcast satellite service frequency bands are normally used only for TV applications and with much more standardized parameters.

    SATELLITES

    The global communications market has historically been shared among three major transmission technologies - fiber optic and coaxial cable, microwave systems and satellites. Satellites have been, and continue to be, used for global communications applications. Each of these transmission technologies has advantages over the other two in specific market segments.

    Although satellites initially were used for point to point long distance telephone and television transmissions and continue to be used for these applications, fiber optic cables have proven to be a more cost effective transmission method for high volume point to point applications. Today, most trans-oceanic transmissions are delivered via submarine fiber optic and coaxial cables, which are ideally suited to carry large amounts of traffic between two points. In developing countries, satellites carry a significant portion of point to point traffic due to the lack of terrestrial fiber optic and coaxial network. However, as more fiber optic and coaxial networks are established, less of this traffic will be delivered via satellite. In many countries, satellites are also used to supplement terrestrial transmission networks for the distribution of television and radio programming.

    Geostationary satellites are located in-orbit approximately 22,300 miles above the Equator. When positioned in geostationary or geosynchronous orbit, a satellite appears to hover over the same spot on the earth because it is moving at a rate that matches the speed of the earth's rotation on its axis. These high powered satellites have the ability to cover up to approximately 42% of the earth's surface at one time. With broad coverage capabilities, these satellites are well suited for point-to-multi-point applications (principally television broadcasting, private communication network, Internet and multimedia services). Satellites are commonly used for distribution of video and audio signals to cable operators and local television and radio stations for redistribution. In Direct-to-Home applications, a high powered geostationary satellite allows video transmissions to be received directly from the satellite to homes using very small dishes.

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

    Satellite transponders receive signals from the uplink earth stations and then convert, amplify and transmit the signals to the downlink earth stations. Transponder subsystems include low-noise receivers, frequency converters, channel amplifiers, high power amplifiers, input/output multipliers, various switches and other electronic components. Frequency represents the measure of how frequently a periodic (repetitious) wave form or signal regenerates itself at a given amplitude.

    Communications satellites are of varying quality and usefulness depending on
(i) footprint, or coverage area, (ii) transponder power (EIRP), (iii) transponder bandwidth, (iv) frequency band and (v) other features, such as beam switching and linearizers.

    A beam represents one of the coverage patterns offered by a satellite. The footprint of a satellite refers to the geographic area covered by a satellite, the outer edge of which is generally defined as that area where the quality of communication degrades below an acceptable commercial level due to the spacecraft antenna pattern, power of the signal and curvature of the earth. The primary transponder characteristic is power, which is expressed in terms of EIRP. EIRP means equivalent isotropic radiated power and is a measure of radio frequency power of each transponder. Transponder bandwidth, expressed in terms of megahertz or MHz, a unit of frequency equal to one million cycles per second, is a range of frequencies that can pass over a given transmission channel. Generally, the greater the bandwidth, the more information that can be sent through the circuit in a given amount of time.

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

    The following table sets forth certain satellite specifications in relation to AsiaSat 2, AsiaSat 3S and AsiaSat 4. For a discussion on certain risks related to satellites, see "Key Information -- Risk Factors -- Risk of Launch and In-orbit Failure, Loss, Reduced Performance and Satellite Defects", "Key Information -- Risk Factors -- Limited Life of Satellites" and "Key Information -- Risk Factors -- Risk of Loss or Damage to Satellites, Ground Based Satellite Control Equipment or Satellite Stations from Acts of War, Terrorism, Electrostatic Storm, Space Debris and Other Natural Disasters."

                                           SUMMARY SATELLITE DATA

                      ASIASAT 2               ASIASAT 3S                    ASIASAT 4
                      ---------               ----------                    ---------
Region
  covered:
   C-band             Asia, Middle East,      Asia, Middle East, CIS and    Asia, Middle East, CIS,
                      CIS and Australia       Australia                     Australia and
                                                                            New Zealand
   Ku-band            China, Japan, Hong      East Asia Beam (from Japan    China Beam, Australia Beam
                      Kong, Taiwan and Korea  to Kazakhstan), South Asia    (Australia and New Zealand),
                                              Beam (from Bangladesh to      Hong Kong broadcast satellite
                                              the Middle East), Steerable   services Beam
                                              Beam(1)

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
 satellite

-----------------
(1) AsiaSat 3S has 16 Ku-band transponders divided into two fixed beams and a steerable beam.
(2) AsiaSat 2 has experienced power reductions in its Ku-band transponders in relation to their design specifications. See "-- AsiaSat 2."

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

    AsiaSat 2 is equipped with twenty 36 MHz C-band and four 72 MHz C-band transponders with a maximum signal power of 40 dBW. It is also equipped with nine 54 MHz Ku-band transponders with a maximum signal power of 53 dBW. However, at the time of the launch, AsiaSat 2 experienced a Ku-band power reduction at certain points of its coverage area. Since 2002, the back-up command receiver on AsiaSat 2 (a component used to communicate with and control the satellite) has experienced intermittent outages. AsiaSat 2 can operate normally on its primary command receiver. The satellite uses linear polarized beams, with the C-band and Ku-band having distinct coverage areas. For the C-band transponders, there are four spare amplifiers for each polarization of 12 C-band transponders in two separate 12 for 16 (12 working/16 total) redundancy ring configurations. For the Ku-band transponders, there are three spare amplifiers connected in a 9 for 12 (9 working/12 total) single redundancy ring configuration. In December 2003, AsiaSat 2 experienced two related short duration service outages. These outages caused no permanent damage to AsiaSat 2 and AsiaSat's engineers took the appropriate action to restore AsiaSat 2's service. As a result of these outages, some customers moved to other AsiaSat satellites, while three customers utilizing capacity representing in the aggregate less than one C-band transponder moved to a competitor's satellite. These outages were the first break in service of an AsiaSat satellite in the history of the Company. See "Key Information -- Risk Factors -- Risk of Launch and In-orbit Failure, Loss, Reduced Performance and Satellite Defects."

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

    ASIASAT 3S

    In 1997, AsiaSat launched AsiaSat 3 from the Baikonur Cosmodrome in the Republic of Kazakhstan. AsiaSat 3 failed as it did not reach its orbital slot and was replaced by the successful launch of AsiaSat 3S in March 1999.

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

    ASIASAT 4

    AsiaSat 4 was launched on an Atlas IIIB launch vehicle on April 11, 2003 in Cape Canaveral, Florida. AsiaSat 4 commenced commercial service on July 1, 2003 and is operational at 122 degrees East.

     AsiaSat 4 was constructed by Boeing and is a BSS-601HP model satellite. AsiaSat 4 is the most powerful member of AsiaSat's satellite fleet carrying 28 C-band and 20-Ku-band transponders. AsiaSat 4's pan-Asian C-band footprint covers more than 40 countries and regions spanning from New Zealand to the Middle East. Its Ku-band coverage consists of two high-power focused beams for East Asia and Australasia, as well as a new broadcast satellite service beam for Direct-to-Home services in Hong Kong and the adjacent South China region. AsiaSat 4 is designed to provide advanced satellite services including Direct-to-Home television, broadband and IP solutions, and telecommunications services such as private networks for business and rural telephony (which refers to the construction and operation of telephones and telephonic systems). It has an estimated useful life of 15 years, indicating that the estimated end of its useful life will be in 2018.

    Under the AsiaSat 4 construction contract with Boeing, Boeing agreed to provide off-site support services for the life of the satellite. Boeing has obtained a Technical Assistance Agreement from the U.S. Department of State to provide technical data and service for in-orbit anomaly support for AsiaSat 4. See "-- Business Overview" and "--Regulation - Export Regulation."

    AsiaSat previously had a dispute with Shin Satellite in relation to AsiaSat's right to operate a satellite from 122 degree East. A resolution has been reached whereby AsiaSat 4 will continue to operate at this location according to original specification and without interference.

    ADDITIONAL ORBITAL SLOTS AND USE OF FREQUENCIES

    China has filed on behalf of AsiaSat applications with the International Telecommunication Union for two additional orbital slots: 77.5 degrees East and 116 degrees East. See "- Regulation." These slots have significant frequency and geographic coverage constraints resulting from the coordination process which limit their value. These slots, however, could be used by satellites specifically designed to meet the coordination requirements for these orbital positions. No assurance can be given that these additional orbital slots will be occupied by AsiaSat prior to the expiration of their filings.

    AsiaSat has the option to co-locate additional satellites in the orbital slots located at 100.5 degrees East, 105.5 degrees East and 122 degrees East in order to provide additional capacity in these locations and to support the existing satellites with redundant capacity. See "Key Information - Risk Factors
- Risk of Loss of Orbital Slot" and "-- AsiaSat 4."

    TRANSPONDER UTILIZATION AGREEMENTS

    A typical transponder utilization agreement for AsiaSat 2, AsiaSat 3S and AsiaSat 4 has a term of three years or more, requires utilization fees to be paid quarterly or semi-annually in advance and provides for renewal options. Many such agreements provide for utilization fee increases during the agreement term according to an agreed escalation schedule. Generally, AsiaSat's transponder utilization agreements require payment in US Dollars. Typically, the customer may terminate the transponder utilization agreement at any time during the term of the agreement without further obligation if AsiaSat fails to provide a fully operational transponder or by giving not less than 12 months' notice to AsiaSat. Upon termination (other than for cause), the customer is obligated to pay AsiaSat termination fees based on the remaining contract period and the specific contractual terms. In addition, the transponder utilization agreements generally provide for a specified reduction in the utilization fees if transponder service is interrupted for reasons not caused by the customer or by outages due to the effects of the sun or other reasons beyond the control of AsiaSat. If such service interruptions continue without correction and AsiaSat is unable to provide suitable alternative capacity, the customer is entitled to terminate the transponder utilization agreement without further obligation to AsiaSat. Under the terms of the transponder utilization agreements, AsiaSat generally is not liable for the lost profits or other indirect or consequential damages of any customers.

    AsiaSat entered into transponder purchase agreements with ministries or agencies of China under which the customer obtains the right to use Ku-band capacity on AsiaSat 2, AsiaSat 3S and AsiaSat 4 for the life of the transponder. The terms of these transponder purchase agreements are substantially the same as those found in transponder utilization agreements, except for certain differences such as the term of a transponder purchase agreement is for the entire useful life of a satellite and payment for the entire period of use is typically completed by the commencement of the second year of the term of the agreement.

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

    AsiaSat's Carrier Monitoring System ("CMS") was designed and implemented by AsiaSat to monitor and measure communications parameters from AsiaSat's Tai Po Satellite Earth Station. The CMS is also used to assist in customer earth station qualification and analysis of anomalies. The CMS measures power, frequency, bandwidth, carrier-to-noise ratio and other communications performance characteristics.

    INSURANCE

    AsiaSat has satellite in-orbit insurance for AsiaSat 2, AsiaSat 3S and AsiaSat 4. AsiaSat also has obtained third-party liability insurance for AsiaSat 2, AsiaSat 3S and AsiaSat 4. There can be no assurance that AsiaSat will be able to obtain insurance in the future on terms satisfactory to AsiaSat. See "Key Information -- Risk Factors -- Limitations on Warranties and Insurance."

    There are circumstances in which AsiaSat's insurance will not fully reimburse AsiaSat for its expenditures with respect to launching a replacement satellite, such as when the cost of the construction and launch of a replacement satellite exceeds the aggregate amount of coverage provided by AsiaSat's insurance policy. The amount of AsiaSat's insurance also will not compensate it for business interruption and similar losses (including, among other things, loss of market share, loss of revenue and incidental and consequential damages) which might arise from a full or partial launch failure or a failure of a satellite to perform to specifications. In addition, AsiaSat's insurance policies include standard commercial satellite insurance provisions and customary exclusions including, among other things, exclusions from losses resulting from (i) military or similar actions, (ii) terrorism, (iii) laser, directed energy, or nuclear anti-satellite devices, (iv) insurrection and similar acts or governmental action to prevent such acts, (v) governmental confiscation, (vi) nuclear reaction or radiation contamination or (vii) willful or intentional acts of AsiaSat or its contractors.

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

    AsiaSat renewed the in-orbit insurance for AsiaSat 2 in the amount of HK$429.0 million (US$55.0 million) at an annual cost of approximately HK$17.8 million (US$2.3 million) for the 12 month period beginning from November 28, 2003. AsiaSat obtained satellite in-orbit insurance for AsiaSat 3S covering the launch and the first five years in-orbit of AsiaSat 3S in the amount of HK$1,521.0 million (US$195.0 million), which provided coverage for (i) a total failure of the launch of the satellite and (ii) the failure of the satellite to obtain proper orbit or to perform in accordance with certain specifications once in-orbit. AsiaSat renewed in-orbit insurance for AsiaSat 3S in the amount of HK$951.6 million (US$122.0 million) at a cost of approximately HK$27.3 million (US$3.5 million) for the twelve month period beginning from March 21, 2004. AsiaSat obtained launch and the first year in-orbit insurance coverage for AsiaSat 4 prior to its launch. The insurance amount was HK$1,443.0 million (US$185.0 million) covering the total and partial loss of the satellite, and HK$286.3 million (US$36.7 million) covering the cost of insurance premium in the event of a total loss. The policy contained standard commercial satellite insurance provisions and customary exclusions, as well as an exclusion of losses in the event of a failure of XIPS (Xeon Ion Propulsion System) on the satellite. A failure of XIPS could result in a reduction of the satellite's life to less than 15 years. During the time when insurance for XIPS is unavailable, AsiaSat has an alternative arrangement in place to cover the event of a XIPS failure. Such arrangement will allow AsiaSat to purchase a replacement satellite for AsiaSat 4 if XIPS fails at a pre-agreed price scaled relative to the time of failure. The replacement satellite would be delivered in-orbit before the end of life of AsiaSat 4. "See "Key Information - Risk Factors - Limited Life of Satellites." AsiaSat renewed in-orbit insurance for AsiaSat 4 in the amount HK$1583.4 million (US$203.0 million) at a cost of approximately HK$45.4 million (US$5.8 million) for the twelve month period beginning from March 21, 2004. AsiaSat has obtained satellite in-orbit third-party liability insurance for AsiaSat 2, AsiaSat 3S and AsiaSat 4 in an aggregate amount of HK$780.0 million (US$100.0 million).

    SALES AND MARKETING

    The Company's sales and marketing department, which had 24 employees (including two general managers) as of December 31, 2003, is divided into two groups, one of which serves China and the other serves the remainder of the world. The senior executive officers of the Company, including the Chief Executive Officer and Deputy Chief Executive Officer, are directly involved in marketing to key broadcasting and telecommunications customers. Marketing activities include customer visits, selected trade advertising and presentations at industry conferences.

    EMPLOYEES

    As of December 31, 2003, the Company had 83 full-time employees, of which eight employees were in management, 36 employees were in engineering and operations and 23 employees were in sales and marketing. The remaining 16 employees were engaged in administrative, accounting, legal, regulatory and clerical activities. The Company has 74 employees in Hong Kong and nine employees in Beijing. The Company believes its relations with its employees are good. See "Directors, Senior Management and Employees - Employees."

    COMPETITION

    AsiaSat was founded in the late 1980s to serve the Asian regional satellite communications market. While global satellite communications demand was satisfied by Intelsat, Ltd. (the company formed in connection with the privatization of the former International Telecommunications Satellite Organization, an intergovernmental cooperative of more than 140 member nations that owned and operated a global communications satellite system) and several Asian countries that had developed domestic satellite communications, there was no supplier of Asian region-wide satellite communications. Since the launch of AsiaSat 1, a number of international, regional and domestic satellite operators have entered the Asian regional market. The Company's primary market is Asian intra-regional broadcasting and telecommunications.

    INTERNATIONAL, REGIONAL AND DOMESTIC SYSTEMS

    The business in which the Company operates is highly competitive. The satellite services provided by the Company are used by its customers primarily for point to multipoint communication (principally television broadcasting, private communication network, Internet and multimedia). The Company competes with several international, regional and domestic satellite companies operating in the Asian region. Many of these competitors have long-standing customer relationships and are substantially larger, and have financial resources that are substantially greater, than those of the Company. The Company believes that its ability to compete with these organizations depends on its existing customer relationships and the quality of its customer service, its reputation as a reliable operator of commercial satellites and the technical advantages of its satellites.

    COMPETITION RESTRICTION FROM DOMESTIC SYSTEMS

    In many cases customers are required by the laws of their countries to use a state-owned or locally-owned satellite system for domestic communications. These legal requirements prevent the Company and other satellite companies from competing to provide transponder capacity to these potential customers. In addition, AsiaSat currently has entered into transponder utilization agreements for full transponders or partial transponders with various purely domestic users in several countries. These customers could be lost if monopolies were granted to state-owned or locally-owned satellite systems. All, or almost all, of the domestic systems are planning to add at least some regional transponders to their next generation of satellites. See "Key Information - Risk Factors - Risk of Limited Market Demand and Increasing Competition - Competing Systems and Satellites."

    OTHER SATELLITE SYSTEMS

    Other existing and proposed organizations are competing or might consider competing in the Asian regional market. Some existing competitors offer low-cost, high performance transponders which compete directly with AsiaSat's satellites, while other potential competitors offer low-cost, low-performance transponders which do not compete directly with AsiaSat's high-performance transponders. New organizations face significant entry barriers including scarcity of orbital slots and high cost of entry.

    FIBER OPTIC SYSTEMS

    Fiber optic systems have been widely installed within the region for point to point trans-oceanic communications. In addition, point to point fiber optic connections between major cities in Asia are common. As fiber optic coverage increases, the competitiveness of satellites for point to point communications will diminish.

    TRANSPONDER OVERSUPPLY

    It is expected that in 2004, the supply of transponders in the region will continue to exceed the demand for transponders. The Company believes that this imbalance cannot be quickly corrected until global economic conditions improve and new applications and services take up existing capacity. See "Key Information - Risk Factors - Risk of Limited Market Demand and Increasing Competition."

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

    HONG KONG REGULATION

    As an operator of privately owned satellites, AsiaSat is subject to the regulatory authority of Hong Kong through AsiaSat's principal regulator, the Office of the Telecommunications Authority of Hong Kong.

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

    In addition to the regulatory regime to which the Company's outer space operations are subject, the Company's earth station operations involve the operation and use of telecommunication apparatus at and from its earth stations at Stanley and Tai Po, Hong Kong. An earth station includes the antennas, receivers, transmitters and other equipment needed on the ground to transmit and receive satellite communications signals. Establishment, possession and use of such telecommunication apparatus from the Company's earth stations in Hong Kong are regulated by the Telecommunications Ordinance. AsiaSat has the benefit of licenses granted under the Telecommunications Ordinance covering all its TT&C (telemetry, tracking and control) operations (which refers to a land based facility that monitors and controls the position of the satellite in-orbit), as well as monitoring and testing functions, for each of AsiaSat 2, AsiaSat 3S and AsiaSat 4, subject to the terms and conditions of the respective licenses. The licenses require AsiaSat, among other things, to avoid harmful interference to other telecommunication apparatus operating within or outside Hong Kong and to ensure compliance with all relevant requirements of the International Telecommunication Convention (and any other international telecommunication agreements which may from time to time be acceded to by or on behalf of, or applied to, Hong Kong) as well as the agreement relating to Intelsat, Ltd. Such licenses for AsiaSat 2 and AsiaSat 3S were formally granted contemporaneously with the grant of the licenses under the Outer Space Ordinance. In contrast, because the Company successfully won a bid for a Telecommunication License from the Office of the Telecommunications Authority of Hong Kong allowing broadcast satellite services frequencies to be incorporated into the payload of AsiaSat 4, the license for AsiaSat 4 under the Telecommunications Ordinance was granted prior to the completion of AsiaSat 4. See "--AsiaSat 4." For a further discussion on the Telecommunication License, the FC license and the non-domestic television program service license, see "-- Telecommunications - Expanded Services."

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

    These legal requirements may prevent the Company and other satellite companies from competing to provide transponder capacity to these potential customers. There can be no assurance that other countries in the Asian region, including countries in which the Company already has customers, will not impose similar requirements to use state- or locally-owned satellites in the future. The imposition of such requirements could adversely affect the Company's results of operations.

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

    In addition to the three primary positions of 100.5 degrees East, 105.5 degrees East and 122 degrees East, China has filed on behalf of AsiaSat for two other orbital slots at 77.5 degrees East and 116 degrees East. In contrast to the three primary slots discussed above, the additional slots have significant frequency and geographic coverage constraints resulting from coordination and negotiation. AsiaSat is concentrating on the development of its three primary slots first but the Company believes that the encumbered and/or constrained slots may prove valuable in the future for specific applications.

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

    PROPERTY, PLANTS AND EQUIPMENT

    LAND FACILITIES

    The Company's executive offices are located in Causeway Bay, Hong Kong. The Company's executive offices and the Stanley TT&C Facility are leased by the Company from PCCW and Reach, respectively. See "-- Satellite Control Facilities." The leases covering the Company's office space were renewed in May 2002 for a term of three years. The rental amount (excluding rates, air-conditioning and management charges) under these leases is approximately HK$3.7 million per year. The Company finances this cost from internal resources. With the opening of the Tai Po Satellite Earth Station, all engineering and operations employees were transferred to the Tai Po Site and the Company has reduced its executive office space in Causeway Bay by one floor. See "-- Satellite Control Facilities."

    In March 2000, the Company opened a representative office in Beijing, China. The Company's Beijing office entered into a new lease for a period of four years beginning in June 2004. The lease amount is approximately HK$0.7 million per year.

    The Company has leased the Tai Po Site in Hong Kong to support the growth of the Company's business. The Tai Po Site houses the Tai Po Satellite Earth Station, which has replaced the executive offices in Causeway Bay as the center for coordination of all customer-related communication on the Company's satellite, including station testing, outage and trouble shooting and real time scheduling of ad hoc broadcasting services traffic. In addition, the Tai Po Satellite Earth Station allows AsiaSat to offer its customers additional and improved services from the services previously offered in Causeway Bay. These services also include uplink, technical support and other value added services. Construction of the Tai Po Satellite Earth Station was completed, and a temporary occupation permit was obtained, in August 2003. The final occupation permit was received in January 2004 from the Hong Kong Building Authority. The antennas required for TT&C operations have been installed and are operational. See "Additional Information - Material Contracts."

    The Company is not currently the subject of any actions or proceedings for environmental liabilities. As AsiaSat's satellites reach their "end of life" and are de-orbited, it is conceivable that the Company could be subject in the future to actions for environmental or other liabilities resulting from damages caused by these satellites.

    SATELLITE CONTROL FACILITIES

    Prior to the opening of the Tai Po Satellite Earth Station, AsiaSat maintained a single satellite control center (the "Satellite Control Center") manned 24-hours-a-day by AsiaSat's engineers at its executive headquarters in Causeway Bay, Hong Kong. The Tai Po Satellite Earth Station has replaced the Satellite Control Center. The Tai Po Satellite Earth Station is connected by dual, diversely routed leased lines to the TT&C facility at the Reach Network (Hong Kong) Limited's ("Reach") teleport located at Stanley on the south side of Hong Kong Island (the "Stanley TT&C Facility"). There are currently a total of five C- band and two Ku-band antennas available to track the Company's satellite fleet.

    There are no full-time employees of AsiaSat located at the Stanley TT&C Facility. Reach teleport technicians are responsible for the routine maintenance of the antennas and other equipment located at this facility. AsiaSat's technical personnel now staff the Tai Po Satellite Earth Station 24 hours a day.

    Once a satellite is placed at its orbital location, it is controlled by the Tai Po Satellite Earth Station until the end of its in-orbit life. The TT&C subsystem for each satellite makes it possible for ground control to monitor the position of the satellite in-orbit. AsiaSat's engineers at the Tai Po Satellite Earth Station periodically correct a satellite's attitude and conduct east-west and north-south stationkeeping maneuvers, thus ensuring that AsiaSat's satellites maintain their proper orientation and orbital position. In addition, commands from the Tai Po Satellite Earth Station can switch transponders in and out of service, position a steerable beam, control the charging and discharging of the batteries, activate back-up equipment and engage other control functions.

    We expect that the remaining operational functions of the Stanley TT&C Facility will be gradually transferred to the Tai Po Satellite Earth Station over the next few years. The Stanley TT&C Facility will be retained indefinitely to provide system redundancy in a back up role.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

    The following discussion and analysis should be read in conjunction with the consolidated financial statements of the Company and related notes thereto included elsewhere herein.

    OVERVIEW

    OUR SATELLITES. The Company, through its wholly-owned subsidiary, AsiaSat, is a leading provider of high quality satellite transponder capacity in the Asian region. The Company launched the first privately owned commercial satellite covering the Asian region in 1990. The Company launched additional satellites in 1995, 1999 and 2003. As of May 31, 2004, the Company had three satellites in operation:

-------------------------------------------------------------------------------------------------------------
                          POSITION                          UTILIZATION RATES(1)                 % CHANGE
-------------------------------------------------------------------------------------------------------------
                                                   2001            2002             2003
                                                   ----            ----             ----
AsiaSat 2              100.5(degree)East           61.8%           65.6%            54.3%          -17.2%

AsiaSat 3S             105.5(degree)East           67.3%           62.2%            59.0%           -5.2%

AsiaSat 4                122(degree)East            N/A             N/A             10.3%            N/A

System Utilization                                 64.4%           63.6%            39.0%            N/A

    (1) There were 49 transponders leased or sold on all AsiaSat satellites at each of the year-end 2002 and 2003.


    Our revenue by industry "segments" consist of video broadcasting and telecommunications. The factors that drive demand for AsiaSat's satellite services across the Asian region include video distribution, and the provision of telecommunications networks to users who need last mile connectivity over wide geographic coverage at a fixed cost. Satellites can provide this coverage where cable cannot, particularly across the widespread and disparate Asian region. Global trends show that, despite continually falling cable prices, demand for satellite capacity used for private multi-point networks continues to rise, and the Company believes that this will be the case in the Asian region.

    OUTLOOK. The decline in the Company's revenue in previous years has been a result of factors including a decline in the global telecommunications market beginning in 2000, the prevailing general economic slowdown, competition from new satellite operators and the introduction of additional satellites into operation by existing satellite operators, and the increased digitization of broadcast channels which have decreased the overall demand for transponder capacity. See "--- Results of Operations".

    Due to the factors described above and that the Company does not see material signs of improvement among regional broadcast and telecommunications operators, nor new entrants to the market that would enable the Company to deliver stronger results in 2004, the Company does not expect to achieve improvement in 2004. See "Key Information -- Risk Factors - Political, Economic and Other Regional Risks" and "Key Information -- Risk Factors - Risk of Limited Market Demand and Increasing Competition." In addition to this slow growth in new demand, business contraction of some existing customers and continuing price pressure on new transponder utilization agreements have limited the Company's growth. See "Information on the Company - Business Overview." However, the Company's business is long-term in nature, and the positive factors that drive demand remain in place. These factors include television distribution (and increasingly in more developed markets, High Definition Television), and telecommunications networks that need connectivity over wide geographic coverage, at a fixed cost. In addition, the Company has a strong existing customer base with contracts representing approximately 91% of the Company's 2003 revenue remaining under contract for 2004. Furthermore, the Company has expanded its satellite fleet with the successful launch of AsiaSat 4, and the Company has an outstanding technical and customer service team as well as a premium client base. Thus, operationally, 2004 will be another challenging year requiring intense customer focus to maintain and expand existing businesses where possible and to concentrate on identifying new opportunities for growth. The Company will continue to investigate strategic opportunities that would support and enhance the Company's core satellite business in order to position itself to capitalize upon the economic recovery of the commercial satellite industry in the Asian region.

    REVENUE

    SOURCES. Substantially all of the Company's revenues during the years 1999 through 2003 were derived from payments made in respect of transponder utilization agreements for AsiaSat 1 and transponder utilization agreements and transponder purchase agreements for AsiaSat 2, AsiaSat 3S and AsiaSat 4 and were almost entirely payable in US Dollars. AsiaSat's transponder utilization agreements and transponder purchase agreements in effect as of May 31, 2004 provided for total committed revenue (including a portion of the deposits received by the Company in prior periods and that will be recognized as revenue in the applicable future period) HK$3,478.8 million (US$446.0 million). The Company expects that most of such committed revenue will be recognized over the remaining terms of the relevant agreements up to 2014, assuming that customers do not exercise their termination options. See "Information on the Company - Transponder Utilization Agreements." In 2003, less than 2% of the Company's revenue from the provision of transponder capacity was derived from transponder purchase agreements, and the remaining portion was derived from transponder utilization agreements.

    Payments under transponder utilization agreements are negotiated with each individual customer and generally are influenced by various factors, including market conditions that drive demand, satellite performance capabilities and the reputation of AsiaSat as a reliable service provider. See "Information on the Company - Business Overview." Generally, in the satellite transponder market, transponders with greater coverage, wider bandwidth and higher power have commanded a premium price. These factors will impact our ability to increase charges for transponder capacity in future periods with respect to new agreements and agreement rollovers, while our ability to increase charges for transponder capacity for existing agreements depends on the terms of the escalation provisions contained in those existing agreements.

    SEGMENTS. The Company's primary industry "segments" consist of video broadcasting and telecommunications. The majority of the Company's revenue is attributable to video broadcasting. Due to the contracted nature of the Company's revenue stream, year-to-year fluctuations are driven by customer contract renewals and customer movements. See "Information on the Company - Business Overview," "Information on the Company -Services and Customers - Broadcasting" and "Information on the Company -Services and Customers - Telecommunications." The following table shows a breakdown of revenue by segment:

----------------------------------------------------------------------------------------------------------------------
                                                Year ended December 31,
----------------------------------------------------------------------------------------------------------------------
                                                        2001                    2002                     2003
                                                 -------------------     ---------------------    --------------------
                                                 AMOUNT    % OF          AMOUNT     % OF          AMOUNT      % OF
                                                           TOTAL                    TOTAL                     TOTAL
                                                 HK$M     REVENUE        HK$M      REVENUE        HK$M       REVENUE
                                                 ----     -------        ----      -------        ----       -------
Broadcasting (video)                             647.1      66.8%        649.0       68.3%        631.2        70.4%

Telecommunications,
Internet and
Multimedia                                       322.4      33.2%        301.8       31.7%        265.0        29.6%
                                                 -----     ------        -----      ------        -----       ------

Total Revenue                                    969.5     100.0%        950.8      100.0%        896.2       100.0%
                                                 -----     ------        -----      ------        -----       ------


    The following table shows the location of the Company's customers. However, due to the nature of the Company's business, the location of its customers are not reflective of their market activities as broadcasting and telecommunication consumers may be located outside the coverage area of AsiaSat's satellites.

----------------------------------------------------------------------------------------------------------------------
                                                        2001                    2002                     2003
                                                 -------------------     ---------------------    --------------------
                                                 AMOUNT    % OF          AMOUNT     % OF          AMOUNT      % OF
                                                           TOTAL                    TOTAL                     TOTAL
                                                 HK$M     REVENUE        HK$M      REVENUE        HK$M       REVENUE
                                                 ----     -------        ----      -------        ----       -------
Hong Kong                                        351.0      36.2%        341.2       35.9%        323.2         36.1%

Greater China, including Macau and Taiwan        240.3      24.8%        212.1       22.3%        212.8         23.7%

United States of America                          75.8       7.8%         73.3        7.7%         71.2          7.9%

British Virgin Islands                            56.3       5.8%         40.4        4.3%         40.4          4.5%

Australia                                         24.6       2.5%         39.0        4.1%         37.6          4.2%

Others                                           221.5      22.9%        244.8       25.7%        211.0         23.6%

Total Revenue                                    969.5     100.0%        950.8      100.0%        896.2        100.0%


    REVENUE RECOGNITION. The Company recognizes revenues from all transponder utilization agreements on a straight line basis over the term of the agreements. As a result of the utilization fee escalation clauses in the transponder utilization agreements, in the early years of the term of any such agreement revenues are recognized in respect of payments that are not yet due, and in the latter portion of the term of such agreement revenues recognized will be less than payments due under the contract terms. In the aggregate in 2001, 2002 and 2003, there was recognition of revenues under the transponder utilization agreements in excess of payments due under those agreements in the amounts of HK$31.2 million, HK$34.8 million and HK$16.6 million (US$2.1 million), respectively.

    The Company recognizes revenue on the sale of transponder capacity under transponder purchase agreements on a straight-line basis from the date of delivery of the capacity until the end of the design life of the satellite.

    RELIANCE UPON A SIGNIFICANT CUSTOMER. In the years ended December 31, 2001, 2002 and 2003, approximately 23.0%, 23.5% and 24.9%, respectively, of the Company's revenues were attributable to transponder utilization agreements with STAR. See "Information on the Company - Services and Customers" and "Key Information -- Risk Factors --Reliance upon Significant Customer."

    EXPENSES

    The components of operating expenses are cost of services, selling, general and administrative expenses and depreciation. Significant components of cost of services include in-orbit insurance, staff costs, satellite operations and turnaround service charges. Significant components of selling, general and administrative expenses include staff costs, office rental expenses, provision for bad and doubtful debts, marketing and promotion expenses, business travel expenses, dual listing expenses, professional fees and amortization of goodwill arising from an acquisition of affiliates.

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

    INTEREST IN ASSOCIATES

    The Company has accounted for its share of profit or loss arising from SpeedCast on an equity accounting basis. In the case of a loss, the Company will reflect its share in its income statement with a corresponding write down of its investment in an affiliate. Once the investment has been written down to zero the Company will not account for any further loss beyond its investment. In 2001, 2002 and 2003, the Company recorded a HK$53.6 million, HK$13.7 million and HK$17.5 million (US$2.2 million) loss, respectively, with respect to its investment in SpeedCast, which includes amortization of goodwill and impairment loss. In the case of a profit, the Company will reflect its share of the profit in its income statement. In 2002 and 2003, the Company recorded a positive contribution to the Company's income statement in the amount of HK$6.5 million and HK$3.3 million (US$0.4 million), respectively.

    TAXATION

    The Company is subject to Hong Kong Profits Tax on its operations deemed to be located in Hong Kong. It is also subject to overseas tax on its operations in certain of the overseas jurisdictions. (see Note 9 to the Company's consolidated financial statements). The Hong Kong profits tax rate was increased to 17.5% per annum with effect from April 2003. Hong Kong profits tax was previously charged at the rate of 16% per annum.

    Under Indian tax regulations, the Company may be subject to Indian income tax on revenues received by the Company in respect of income from provision of satellite transponder capacity to the Company's customers for purposes of those customers carrying on business in India or earning income from any source in India.

    The Indian tax authorities have assessed the Company for income tax as follows:

                             ASSESSMENTS (HK$ IN MILLIONS) (APPROXIMATELY)
------------------------------------------------------------------------------------------------------------
    Assessment         1997-98        1998-99         1999-00        2000-01         2001-02          Total
    Year
                        20.0            23.0            22.0           14.0           29.0            108.0
                        ----            ----            ----           ----           ----            -----

-------------------------------------------------------------------------------------------------------------

    The Company has filed appeals for each of the assessment years 1997-98 to 2001-02. No assessment has yet been made for the 2002-03 or 2003-04 assessment years.

    The Income Tax Appellate Tribunal (the "Tribunal") in an earlier appeal filed against the original assessment for the assessment year 1997-98 held that the Company is liable for Indian income tax under certain circumstances. The Company does not believe that it is liable for the Indian income tax as held by the Tribunal and has filed an appeal against the Tribunal's decision. The tax authorities have also filed an appeal against the Tribunal's decision. Both appeals have been admitted by the High Court.

    In order to obtain a stay of recovery proceedings, the Company has made payments as follows:

                    PAYMENT TO STAY RECOVERY PROCEEDINGS (HK$ IN MILLIONS) (APPROXIMATELY)
------------------------------------------------------------------------------------------------------------
    Assessment         1997-98        1998-99         1999-00        2000-01         2001-02          Total
    Year

                        13.0            13.0            5.0            5.0            10.0             46.0
                        ----            ----            ---            ---            ----             ----

------------------------------------------------------------------------------------------------------------

    In addition, based on the general principles set forth by the Tribunal, the amount of income taxable in India depends on the payments made by the Company's customers to the Company for the purpose of those customers carrying on business in India or earning income from any source in India. As such information is proprietary in nature and has not been provided by the Company's customers, the Company cannot reasonably estimate the taxable income. Accordingly, no provision has been recognised for Indian income tax in the Company's financial statements. Furthermore, as stated above, the Company has filed an appeal against the Tribunal's decision. The appeal has been admitted by the High Court and is pending before the High Court.

    RESULTS OF OPERATIONS

    The Company's revenues decreased in 2003 as a result of the decrease in revenue combined with the increase in operating expenses. Profit from operations in 2003 decreased 16.4% in 2003 to HK$532.6 million (US$68.3 million) from HK$637.4 million in 2002, which in turn decreased 7.2% from HK$687.2 million in 2001. Profit from operations as a percentage of revenues decreased in 2003 to 59.4% from 67.0% in 2002, which in turn decreased from 70.9% in 2001.

    The following table sets forth, for the periods indicated, the percentage of revenues represented by certain income and expense items in the Company's Consolidated Statement of Operations.

                                                                YEAR ENDED DECEMBER 31,
                                                -------------------------------------------------------------
                                                       2001                  2002                 2003
                                                --------------------    ----------------     ----------------
Revenues                                               100%                    100%                100%

Cost of services                                      (24.8)                 (25.6)              (35.0)
                                                --------------------    ----------------     ----------------

                                                       75.2                   74.4                65.0

Other operating income                                  1.0                     --                 0.1

Interest income                                         0.7                    0.7                 0.6

Administrative expenses                                (6.0)                  (8.1)               (6.3)
                                                --------------------    ----------------     ----------------

Profit from operations                                 70.9                   67.0                59.4

Finance costs                                            --                     --                (0.3)

Share of results of associates (including              (4.9)                  (1.4)               (1.7)
   goodwill amortization)

Impairment loss recognized in respect of               (0.6)                    --                (0.2)
   goodwill of associates
                                                --------------------    ----------------     ----------------

Profit before taxation                                 65.4                   65.6                57.2

Taxation                                               (7.3)                  (7.3)               (9.8)
                                                --------------------    ----------------     ----------------

Profit for the year                                    58.1                   58.3                47.4
                                                --------------------    ----------------     ----------------

    REVENUES

    Revenues in 2003 decreased 5.7% to HK$896.2 million from HK$950.8 million in 2002, which in turn decreased from HK$969.5 million in 2001. The decrease in revenue in 2002 was primarily due to the non-renewal of some contracts upon expiration. During 2003, the Company leased out a total of ten transponders at lower lease rates for some new and existing contracts and lost a similar number for non-renewal of some contracts upon expiration.

    UTILIZATION RATE. As of December 31, 2003, the overall total utilization rate of AsiaSat 2, AsiaSat 3S and AsiaSat 4 decreased 24.6% over the prior year from 63.6% to 39.0%. See "--Overview." There were 49 transponders leased or sold on all AsiaSat's satellites at each of the year-ends 2002 and 2003. The decrease in overall utilization rate in 2002 from the previous year is the result of the non-renewal of some contracts upon expiry. The decrease in

2003 from the previous year is the result of the introduction of AsiaSat 4 to AsiaSat's satellite fleet and the contraction of the business of certain of AsiaSat's customers. However, while utilization rates decreased in 2003 from the previous year, the total number of transponders leased or sold as at December 31, 2002 and December 31, 2003 remained unchanged at 49. See "Key Information - Risk Factors - Risk of Technological Changes" and "Key Information - Risk Factors - Risk of Limited Market Demand and Increasing Competition."

    Utilization rates of the Company's satellites and the fees derived from its satellites are determined by the terms of the Company's transponder agreements rather than as a result of the actual transponder capacity utilized by the Company's customers. The fees derived from the Company's satellites with respect to video broadcasting services varies depending, in part, on whether the satellite has an established viewer base. See "Information on the Company - Business Overview."

    COST OF SERVICES. Cost of services in 2003 increased 28.9% to HK$313.3 million (US$40.2 million) from HK$243.1 million which in turn increased 1.3% from HK$240.0 million in 2001. Excluding depreciation, the increase in 2002 was due to increases in the cost of satellite and other insurance which was a result, in part, of increases in D&O insurance resulting from previous corporate scandals in the United States, the terrorist events of September 11, 2001, and past in-orbit failures affecting other global satellites in the industry. 7.4% of the increase in 2003 was due to an increase in the cost of first-year in-orbit satellite insurance directly associated with the launch of AsiaSat 4 and 0.3% of the increase was due to the reasons identified for the increase in 2002. First-year in-orbit satellite insurance is recorded by the Company as a cost of services after commissioning of the satellite. See "Key Information - Risk Factors - Risk of Loss or Damage to Satellites, Ground Based Satellite Control Equipment or Satellite Stations from Acts of War, Terrorism, Electrostatic Storm, Space Debris and Other Natural Disasters and Limitations on Warranties and Insurance." Depreciation expenses, which is included in cost of services, increased in 2003 to HK$222.3 million from HK$166.6 million in 2002. 33.3% of the increase in depreciation expenses in 2003 was attributable to the introduction of AsiaSat 4 and 0.1% of the increase was attributable to the completion of the Tai Po Site.

    ADMINISTRATIVE EXPENSES. Administrative expenses in 2003 decreased 26.9% to HK$56.1 million (US$7.2 million) from HK$76.7 million in 2002, which in turn increased 30.9% from HK$58.6 million in 2001. The increase in administrative expenses in 2002 was largely attributable to a provision for bad and doubtful debts resulting from non-payment by customers (or late payments by customers in which a provision for bad and doubtful debts was recorded in 2002). The decrease in administrative expenses in 2003 was largely attributable to the recovery of bad debt for late payments by customers in which a provision for bad and doubtful debts was recorded in a previous year.

    INTEREST INCOME. Interest income in 2003 decreased 23.4% to HK$4.9 million (US$0.6 million) from HK$6.4 million in 2002, which decreased 4.5% from HK$6.7 million in 2001. The decrease in interest income in 2002 and 2003 was primarily due to lower interest rates on banks deposits.

    PROFIT BEFORE TAXATION

    Profit before taxation in 2003 decreased 17.9% to HK$512.1 million (US$65.7 million) from HK$623.8 million in 2002, which in turn decreased 1.5% from HK$633.6 million in

2001. The decrease in income before taxes in 2003 resulted from lower revenues combined with higher operating expenses.

    TAXATION

    Taxation in 2003 increased 26.8% to HK$87.6 million (US$11.2 million) from HK$69.1 million in 2002, which in turn decreased 2.1% from HK$70.6 million in 2001. The decrease in income tax in 2002 resulted primarily from lower earnings than in 2001. The increase in income tax in 2003 resulted primarily from an additional provision of HK$17.4 million for deferred tax for prior years as a result of the change in the corporate tax rate in Hong Kong. For the years 2003, 2002 and 2001, the effective tax rates were 16.5%, 10.8% and 10.3%, respectively. The higher effective rate in 2003 was mainly due to the additional provision for deferred tax for prior years and current year profit tax due to the increase of the profits tax rate in Hong Kong by 1.5%.

    PROFIT FOR THE YEAR

    Profit for the year in 2003 decreased 23.5% to HK$424.5 million (US$54.4 million) from HK$554.7 million in 2002, which decreased 1.5% from HK$563.0 million in 2001.

    LIQUIDITY AND CAPITAL RESOURCES

    SOURCES OF FINANCING

    The Company's principal use of capital in 2002 and 2003 has been capital expenditures related to the construction and launch of AsiaSat 4 and the construction of the Tai Po Satellite Earth Station. Cash applied for the acquisition of property, plant and equipment was HK$440.2 million in 2002 and decreased to HK$162.2 million (US$20.8 million) in 2003. Cash applied for the acquisition of property, plant and equipment has been financed through cash flows generated from operations.

    As of December 31, 2003, the Company had no outstanding debt and HK$3,568.3 million of shareholders' equity.

    The satellite business is highly capital intensive. The Company's ability to meet its future debt obligations, if any, will be dependent on a number of factors, including its cash flow from operations, its ability to secure future financing, if needed, and the useful lives of the Company's satellites. See "-- Planned Capital Expenditures."

         In 2000, the Company (as guarantor) and AsiaSat (as borrower) entered into an agreement with a syndicate of banks to provide a secured term loan US Dollar credit facility of US$250.0 million (the "Loan Facility"). Since no drawdown was made, the Loan Facility automatically lapsed on November 24, 2003. As of May 31, 2004, the Company has not entered into any new loan facility.

    PLANNED CAPITAL EXPENDITURES

    The Company anticipates the need for additional capital to fund a replacement satellite for AsiaSat 2. The following table sets forth the Company's planned major capital expenditures for the periods indicated. Actual capital expenditures may differ from the amounts indicated below.

                                      PLANNED CAPITAL EXPENDITURES (IN MILLIONS)
----------------------------------------------------------------------------------------------------------------
                     2004         2005          2006        2007          2008           TOTAL          TOTAL
                      HK$          HK$           HK$         HK$           HK$            HK$            US$
----------------------------------------------------------------------------------------------------------------
AsiaSat 2             0.0        344.4          677.0       694.6          0.0          1,716.0         220.0
Replacement
Satellite

Others               66.2          7.0            8.0        11.4         10.2            102.8          13.2
                    ------      -------        --------    -------      -------        ---------      --------

Total                66.2        351.4          685.0       706.0         10.2          1,818.8         233.2
                    ======      =======        ========    =======      =======        =========      ========

    A replacement satellite for AsiaSat 2 will need to be constructed for launch in 2007 in order to provide adequate opportunity to replace AsiaSat 2 in late 2008. The total costs for the construction and launch of a replacement satellite for AsiaSat 2 is estimated to be approximately HK$1,716.0 million (US$220.0 million). The Company expects that it can finance a replacement satellite for AsiaSat 2 through cash flows generated from operations. However, there can be no assurance that any required additional financing, if any, for additional satellites or an additional loan facility will be available or that, if available, it will be available on terms satisfactory to the Company.

    The total cost for the construction of the Tai Po Site is estimated to be approximately HK$241.4 million (US$30.9 million). As of December 31, 2003, HK$192.1 million (US$24.6 million) had been spent on the Tai Po Site.

    CONTRACTUAL OBLIGATIONS

    As of December 31, 2003, the Company had various contractual obligations which are more fully disclosed in Notes 24 and 25 to the consolidated financial statements of the Company. The following table aggregates the contractual obligations of the Company as of December 31, 2003:

                                                        PAYMENTS (OR OTHER OBLIGATIONS WHICH MAY BECOME DUE)
                                                                         BY PERIOD (HK$ IN MILLIONS)
                                              ----------------------------------------------------------------------
                                                 TOTAL      LESS THAN 1    1-3 YEARS      4-5 YEARS     AFTER 5
                                                               YEAR                                      YEARS
Commitment for Capital Expenditures.....          21.3           21.3           --            --             --

Operating Lease Obligations.............           7.2            5.3          1.9            --             --

Total Contractual Obligations...........          28.3           26.6          1.9            --             --

Deferred Revenue
   Reflected on the Company's
   Balance Sheet(1).....................         279.4          156.5         35.3          35.2           52.4

    (1) Only reflects deferred revenue associated with the sale of transponder capacity requiring the provision of on-going transponder capacity through the relevant period of the transponder purchase agreement.

    AsiaSat leases its premises under non-cancelable operating leases. At December 31, 2003, commitments for future minimum lease payments which fall due in 2004 and 2005 are HK$5.3 million and HK$1.8 million respectively.

     In the ordinary course of its business, AsiaSat enters into commercial commitments for various aspects of operations, such as repair and maintenance. However, the Company believes that those commitments will not have a material effect on the Company's financial condition, results of operations or cash flows.

    CASH FLOWS

    The Company has generally financed its short-term working capital requirements from cash provided by operations. The Company has not borrowed any amounts for the last three years. The Company had cash and cash equivalents of HK$136.4 million, HK$406.2 million and HK$659.3 million (US$84.5 million) as of December 31, 2001, 2002 and 2003, respectively. Since year end, the Company entered into a financing arrangement with the Hongkong Shanghai Banking Corporation pursuant to which HK$312.0 million (US$40.0 million) in cash is restricted for a period of at least six months or longer depending on the level of interest rates.

    Net cash generated from operating activities was HK$720.8 million, HK$809.6 million and HK$627.5 million (US$80.4 million) in 2001, 2002 and 2003, respectively. In 2002, the increased level of net cash provided by operating activities resulted primarily from increased amounts of lease rentals received from customers. In 2003, the decreased level of net cash provided by operating activities resulted primarily from lower turnover.

    Net cash used in investing activities was HK$599.1 million, HK$453.4 million and HK$164.5 million (US$21.1 million) in 2001, 2002 and 2003, respectively. Expenditures on the construction and launch of AsiaSat 3S and AsiaSat 4 were HK$560.8 million, HK$388.3 million and HK$58.0 million (US$7.4 million) in 2001, 2002 and 2003, respectively. Expenditures on other property and equipment were HK$29.9 million, HK$51.9 million and HK$104.2 million (US$13.4 million) in 2001, 2002 and 2003, respectively.

    Net cash used in financing activities was HK$94.3 million, HK$86.4 million and HK$209.9 million (US$26.9 million) in 2001, 2002 and 2003, respectively. In 2001, 2002 and 2003, net cash used in financing activities primarily consisted of dividend payments.

    The Company has sufficient working capital to cover its planned capital expenditures and other operating needs. See "-- Planned Capital Expenditures." The Company had a working capital of HK$86.8 million at December 31, 2001, a working capital of HK$239.0 million at December 31, 2002, and a working capital of HK$529.9 million (US$67.9 million) at December 31, 2003.

    OFF-BALANCE SHEET ARRANGEMENTS

    The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or resources that is material to investors.

    EXCHANGE RATES

    During the past three years almost all of the Company's revenues, premiums for satellite insurance coverage and debt service and substantially all capital expenditures were denominated in US Dollars. The Company's remaining expenses were primarily denominated in HK Dollars during these periods. As of December 31, 2003, almost all of AsiaSat's transponder utilization agreements, transponder purchase agreements, borrowings and obligations to construct and launch satellites and to purchase TT&C equipment were denominated in US Dollars.

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

                                                               2001          2002          2003         2003
                                                                HK$           HK$           HK$          US$
                                                                               (in millions)
Net income in accordance with:

  Hong Kong GAAP........................                       563.0         554.7           424.5       54.4

  U.S. GAAP.............................                       562.5         538.1           408.3       52.3

Shareholders' equity in accordance with:

  Hong Kong GAAP........................                     2,870.1       3,346.7         3,568.3      457.5

  U.S. GAAP.............................                     2,952.2       3,412.2         3,617.6      463.8

    Note 30 to the Company's consolidated financial statements provides a description of the principal differences between Hong Kong GAAP and U.S. GAAP as they relate to the Company and a reconciliation to U.S. GAAP of certain items, including net income and shareholders' equity. Differences between Hong Kong GAAP and U.S. GAAP that have a material effect on the Company's net income and shareholders' equity as reported under Hong Kong GAAP relate to capitalization of interest, borrowing costs and deferred taxation.

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

     USEFUL LIVES OF IN-ORBIT SATELLITES. The Company has significant investments in satellites. The carrying value of the Company's in-orbit satellites represented 50%, 39% and 72% of its total assets as of December 31, 2001, 2002 and 2003, respectively. The Company estimates the useful lives of satellites in order to determine the amount of depreciation expense to be recorded during the reported period. The useful lives are estimated at the time satellites are put into orbit and are based on historical experience with other satellites as well as the anticipated technological evolution or other environmental changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these satellites may need to be shortened, resulting in the recognition of increased depreciation in a future period. Similarly, if the actual lives of satellites are longer than what the Company has estimated, the Company would have a smaller depreciation expense. As a result, if the Company's estimates of the useful lives of its satellites are not accurate or are required to be changed in the future, the Company's net income in future periods would be affected.

     REALIZABILITY OF THE CARRYING AMOUNTS OF LONG-LIVED ASSETS. The Company is required to evaluate at each balance sheet date whether there is any indication that the carrying amounts of long-lived assets (primarily its satellites) may be impaired. The recoverable amount is the amount recoverable over the remaining lives of the assets through undiscounted future expected cash flows. If any such indication exists, the Company should estimate the recoverable amount of the long-lived assets. An impairment loss is recognized based on the excess of the carrying amount of such long-lived assets over their recoverable amounts. The impairment charge is calculated using the discounted present value of the cash flows expected to arise from the continuing use of long-lived assets and cash arising from its disposal at the end of its useful life. The estimates of the cash flows are based on the terms and period of existing transponder utilization agreements ("Existing Agreements"). Likewise, changes in estimated discount rates that result in lower recoverable amounts would result in an impairment loss being recognized.

     Modifications to the terms of the Existing Agreements that results in shorter utilization period than previously agreed and/or those that result in the reduction in agreed rates will result in a lower recoverable amounts (if the discount rate used is not changed); which may, in turn, result in the carrying amounts exceeding the recoverable amounts, which in turn would result in an impairment loss being recognized.

     INSURANCE. For each of its satellites, the Company obtains insurance covering launch and first-year in-orbit loss at a blended rate. The launch insurance is a one time charge and the in-orbit insurance is recurring in-nature. The Company capitalizes a large portion of the insurance premium relating to the launch as a cost of satellite and amortizes the cost over the life of the satellite on a straight-line basis. The small portion of the insurance premium relating to the first-year in-orbit is determined by reference to an indicative rate obtained through an insurance broker in an open market for satellites of similar type and configuration, and is recorded as part of cost of services after commissioning of the satellite. The in-orbit insurance cost usually represents 2.5% to 3.0% of the total amount insured for such satellite.

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

    If changes in these factors occur, or the historical data the Company uses to calculate the allowance for doubtful accounts as of December 31, 2003 does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and the Company's future results of operations could be adversely affected.

     CONTINGENCY RELATED TO INDIAN TAX ASSESSMENTS. As of May 31, 2004 the Indian tax authorities have assessed the Company for income tax of approximately HK$108.0 million (US$13.8 million). See "-- Taxation." The Company did not recognize liabilities in connection with the foregoing assessments as the Company believes that the criteria for recognition of a loss contingency under the US Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies" ("SFAS 5") and Hong Kong Statement of Standard Accounting Practice No. 28 "Provisions, Contingent Liabilities and Contingent Assets" (SSAP
28) were not met. FAS 5 requires that "an estimated loss from a loss contingency shall be accrued by a charge to income if both of the following conditions are met: (a) information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements; and (b) the amount of loss can be reasonably estimated. SSAP 28 states that a contingent liability is:
(a) a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or nonoccurrence of one or more uncertain future events not wholly within the control of the enterprise; or (b) a present obligation that arises from past events but is not recognized because: (i) it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation: or (ii) the amount of the obligation cannot be measured with sufficient reliability.

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

    NEW ACCOUNTING STANDARDS

    For a discussion on new accounting standards, see Note 2 to the Company's consolidated financial statements.

    RESEARCH AND DEVELOPMENT

    The Company does not incur any significant material research expenditures.

    TREND INFORMATION AND PROSPECTS

    Due to the nature of the Company's business with long-term commitments being made for the purchase of satellites and long-term contracts entered into by AsiaSat's customers, there are no immediate changes from one period to the next which impact AsiaSat's business. See "Information on the Company - Business Overview." For a further discussion on trends and prospects, see " -- Overview."

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

                         DIRECTORS AND SENIOR MANAGEMENT

    The directors of the Company as of May 31, 2004 are set forth below.

                                                                     DATE FIRST ELECTED OR
                                                                     APPOINTED DIRECTOR OF
NAME                         AGE        POSITION                     ASIASAT (OR THE COMPANY)       TERM  OF OFFICE
-------------------------    ---        ----------------------       ------------------------------------------------
Zengxin Mi (1)               53         Chairman and Director        February 28, 2001              May 14, 2007

Romain Bausch (2)            50         Deputy Chairman and          January 15, 1999               May 14, 2007
                                        Director

Robert Bednarek (2)          46         Director                     March 14, 2002                 May 17, 2005

Professor Edward Chen,       59         Director                     May 10, 1996                   May 16, 2006
C.B.E., J.P. (3)

Yu Cheng Ding (1)            38         Director                     January 15, 1999               May 14, 2007

R. Donald Fullerton (3)      72         Director                     May 10, 1996                   May 17, 2005

Peter Jackson                55         Director                     May 10, 1996                   May 16, 2006

Weimin Ju (1)                41         Director                     October 12, 1998               May 14, 2007

Jurgen Schulte (2)           60         Director                     January 15, 1999               May 17, 2005

Fai Wong Ko (1)              55         Director                     March 11, 2004                 May 14, 2007

Robert Sze (3)               63         Director                     May 10, 1996                   May 17, 2005

William Wade                 47         Director                     May 10, 1996                   May 16, 2006

-------------
(1)  Appointed by CITIC.
(2)  Appointed by SES.
(3)  Independent.


The executive officers of the Company as of May 31, 2004 are set forth below.

                                                                   DATE FIRST ELECTED OR
                                                                   APPOINTED DIRECTOR OF
NAME                         AGE        POSITION                   ASIASAT (OR THE COMPANY)       TERM  OF OFFICE
-------------------------    ---        ----------------------     ------------------------------------------------
Peter Jackson                55         Chief Executive            July 1, 1993                   Indefinite
                                        Officer

William Wade                 47         Deputy Chief               April 15, 1994                 Indefinite
                                        Executive Officer

Catherine Chang              36         Legal Counsel              January 1, 2003                Indefinite

                                                                   DATE FIRST ELECTED OR
                                                                   APPOINTED DIRECTOR OF
NAME                         AGE        POSITION                   ASIASAT (OR THE COMPANY)       TERM  OF OFFICE
-------------------------    ---        ----------------------     ------------------------------------------------
Liqun Chen                   53         General Manager, China     April 14, 1989                 Indefinite

Ya Hui Chiu                  54         General Manager,           February 13, 1989              Indefinite
                                        Operation

Sabrina Cubbon               42         General Manager,           December 1, 1993               Indefinite
                                        Marketing

Denis Lau                    64         Secretary and General      July 1, 1988                   Indefinite
                                        Manager, Finance and
                                        Administration

Barry Turner                 57         General Manager,           May 1, 1998                    Indefinite
                                        Engineering

----------------

    The Board of Directors of the Company currently consists of 12 members. Action can be taken by a majority of directors present at a meeting at which a quorum is present. Attendance by six directors, or such other number as determined by the directors from time to time, constitutes a quorum. The Bye-laws of the Company provide that any director may call a board meeting. The directors of the Company all hold office until the next annual meeting of shareholders and until their successors are elected and have qualified.

    ZENGXIN MI is currently the Chairman of the Board and a Non-Executive Director of the Company. He is an Executive Director and a Vice President of CITIC Group ("CITIC") (formerly known as China International Trust and Investment Corporation). Prior to his appointment to the present position, he held executive management positions with various subsidiaries of CITIC and was the Chief Executive Officer of Citisteel USA Inc. in the United States from 1992 to 1997. He is also Chairman of the Board of CITIC USA Holdings and CITIC Australia Pty Ltd. He joined CITIC in 1985 and holds a Master of Science degree.

    ROMAIN BAUSCH is currently the Deputy Chairman of the Board and a Non-Executive Director of the Company. He is the President and CEO of SES GLOBAL S.A ("SES"). He started his career in the Luxembourg civil service. After subsequent promotions, he became General Administrator of the Ministry of Finance. He occupied key positions in the banking and media sectors and spent a five-year term as a Director and Vice Chairman of SES. He graduated with a Master of Arts degree in economics (specialization in business administration) from the University of Nancy (France).

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

    YU CHENG DING is a Non-Executive Director of the Company. He is the Assistant President of CITIC Securities Company Limited, which engages in securities and investment banking business. CITIC Securities Company Limited is a wholly-owned subsidiary of CITIC. He holds a Master of Business Administration degree from the University of Pittsburgh.

    R. DONALD FULLERTON is an Independent Non-Executive Director of the Company. He was the Chairman and Chief Executive Officer of Canadian Imperial Bank of Commerce ("CIBC") until his retirement in 1992 and is now a member of its Board of Directors. Subsequently, he was Chairman of the Executive Committee of CIBC's Board of Directors until 1999. He retired from CIBC's Board of Directors in February 2004. During his career, he was a director of many national and multinational companies as well as medical, cultural and educational institutes. He currently sits on the Board of George Weston Limited, Partner Communications Company Limited and Husky Energy Inc.

    WEIMIN JU is a Non-Executive Director of the Company. He is the Chief Financial Officer of CITIC. He is also a Director of CITIC International Financial Holdings Limited and a Director of Shortridge Limited, which engages in investment, trading and joint ventures in China and Hong Kong. Shortridge Limited is a wholly-owned subsidiary of CITIC.

    JURGEN SCHULTE is a Non-Executive Director of the Company. He is the Chief Financial Officer of SES. He joined SES in 1991 in that position having worked previously for General Electric (USA) in various financial management positions in both the United States and Europe. He graduated with a degree in Business Administration from the University of Munster (Germany).

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

    FAI WONG KO is a Non-Executive Director of the Company. He is the Deputy General Manager of Shortridge Limited ("Shortridge") and has over 20 years' experience in banking and finance before joining Shortridge. He holds a Bachelor and a Master Degree in Business Administration.

    PETER JACKSON is an Executive Director and Chief Executive Officer of the Company. He has over 25 years experience in the telecommunications field. Prior to his appointment as the Chief Executive Officer in 1996, he had been employed by Cable & Wireless plc where he held several engineering, marketing and management positions and was responsible for several satellite telecommunications ventures.

    WILLIAM WADE is an Executive Director and Deputy Chief Executive Officer of the Company. He has over 19 years experience in the satellite and cable television industry. He speaks Mandarin Chinese and holds a Bachelor of Arts (Honors) degree in Communications from the University of Utah and a Masters of International Management from Thunderbird (the American Graduate School of International Management).

    CATHERINE CHANG is Legal Counsel of the Company. She joined AsiaSat in 1994 and established the legal department to manage the legal affairs of the Company. Prior to joining the Company, Ms. Chang was a solicitor at Ebsworth & Ebsworth, an Australian law firm. Ms. Chang graduated from the University of New South Wales, Australia with a Bachelor's degree in Laws and a Bachelor's degree in Commerce, majoring in Accountancy.

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

    DR. YA HUI CHIU is General Manager, Operations, of AsiaSat, in which capacity he is responsible for maintaining and operating the Company's satellites. Dr. Chiu has 21 years experience in telecommunications engineering and operations, with the last 17 years being in the satellite communications area. Dr. Chiu received his Bachelor of Science degree from National Taiwan University and his M. Phil and Ph.D. degrees from Yale University, all in Physics.

    SABRINA CUBBON is General Manager, Marketing, of AsiaSat, in which capacity she is responsible for sales and marketing, business development, corporate affairs and market research. Mrs. Cubbon has over 19 years of marketing experience in the telecommunications industry. Prior to joining AsiaSat in August 1992, Mrs. Cubbon was employed by Case Communications, a Hong Kong company, between 1987 and 1992 as Regional Manager Asia-Pacific responsible for the sales and marketing activities to multinational clients. Mrs. Cubbon graduated from the University of Manchester, United Kingdom with a Masters degree in Electronic and Electrical Engineering, with a specialization in cryptography.

    DENIS LAU is General Manager, Finance and Administration and the Secretary of the Company. Mr. Lau joined Hong Kong Telecom (now known as PCCW) in 1974 and held a number of senior positions, including the Assistant Group Chief Accountant, before being seconded to AsiaSat in 1988. He became a permanent employee of AsiaSat in September 1996. Mr. Lau is a qualified accountant and secretary by profession and has over 33 years experience in the fields of accounting and finance. Mr. Lau holds a Diploma in Management Executive Development from the Chinese University of Hong Kong, a Fellowship of The Association of Chartered Certified Accountants in the United Kingdom and the Hong Kong Society of Accountants and an Associateship of The Chartered Institute of Secretaries and Administrators in the United Kingdom. Prior to joining Hongkong Telecom, Mr. Lau worked for Esso, Union Carbide and Shaw Brothers.

     BARRY TURNER is General Manager, Engineering of AsiaSat. Mr. Turner joined AsiaSat in 1997 as Deputy General Manager of Engineering and was appointed to his present position in May 1998. Mr. Turner has 29 years of experience in the satellite communications industry and has held senior and executive management positions in Engineering and in Sales and Marketing at Telesat Canada and in Strategic Planning at TMI Communications Inc. Mr. Turner holds a Bachelor's degree in Electrical Engineering from the Technical University of Nova Scotia, Canada, and a Masters degree in Business Administration from the University of Ottawa, Canada.

    There is no family relationship between any director or executive officer and any other director or executive officer of the Company.

                                  COMPENSATION

    The aggregate compensation paid by AsiaSat to all directors and officers of the Company for 2002 and 2003 was approximately HK$28.3 million and HK$23.2 million, respectively. This compensation included payments of HK$0.5 million (2002: HK$0.4 million) and HK$0.5 million (2002: HK$0.4 million) to SES GLOBAL S.A. and a subsidiary of CITIC, the major shareholders of the Company, respectively, for certain Non-Executive Directors representing SES GLOBAL S.A. and CITIC.

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

                                 BOARD PRACTICES

    The Board of Directors of the Company (the "Board") is vested with the broadest powers to perform all acts in the interest of the Company. The Board has adopted certain corporate governance guidelines (the "Guidelines") relating to Board membership, Board conduct and Board committee issues.

    The Company has established an audit committee. The committee's primarily objective is to assist the Board in fulfilling its oversight responsibility with respect to (a) the accounting and financial reporting processes of the Company, including the integrity of the financial statements and other financial information provided by the Company to its stockholders, (b) the Company's compliance with legal and regulatory requirements, (c) the independent auditors' qualifications and independence, (d) the audit of the Company's financial statements, and (e) the performance of the Company's internal audit function and independent auditors. The audit committee shall (x) have the sole authority and responsibility to select, evaluate and, where appropriate, replace the independent auditors (or to nominate the independent auditors for stockholder approval), (y) approve all audit engagement fees and terms and all non-audit engagements with the independent auditors, and (z) perform such other duties and responsibilities set forth under the Securities Exchange Act of 1934 and any other applicable independence and regulatory requirements. The audit committee shall also have the sole authority to review in advance, and grant any appropriate pre-approvals, of (i) all auditing services to be provided by the independent auditors and (ii) all non-audit services to be provided by the independent auditors as permitted by Section 10A of the Securities Exchange Act of 1934, and, in connection therewith, to approve all fees and other terms of engagement. The audit committee shall also review and approve disclosures required to be included in Securities and Exchange Commission periodic reports filed under Section 13(a) of the Securities Exchange Act of 1934 with respect to audit and non-audit services.

    The audit committee shall have three or more members who shall be non-executive directors and a majority of whom shall be independent non-executive directors. The quorum for the committee shall be two. The chairman of the committee shall be appointed by the Board or, if it does not do so, the members of the audit committee shall elect a chairman by a vote of the majority of the full audit committee. The committee currently comprises of Messrs. Robert Sze (Chairman), Edward Chen, R. Donald Fullerton, Weimin Ju and Jurgen Schulte.

    The Company has also established a remuneration committee. The committee is responsible for, among other things, considering and reviewing the remuneration packages of the executive directors and the emoluments of the non-executive directors prior to approval of award by the Board. The committee also reviews the remuneration packages of the employees of the Company. The committee shall have three members and the quorum for the committee shall be two. The chairman of the committee shall be an independent non-executive director and appointed by the Board. The committee currently comprises of Messrs. R. Donald Fullerton (Chairman), Weimin Ju and Jurgen Schulte.

    The Company has also established a nomination committee. The committee is responsible for, among other things, identifying individuals qualified to become Board members, overseeing the evaluation of the Board and management, and developing and recommending to the Board a set of corporate governance guidelines applicable to the Company. The committee also develops a Chief Executive Officer succession plan. The committee shall have three members and the quorum shall be two. The chairman of the committee shall be an independent non-executive director and appointed by the Board. The committee currently comprises of Messrs. Edward Chen (Chairman), Romain Bausch and Zengxin Mi.

    The Company has also established a business development committee. The committee is responsible for reviewing all corporate plans, budgets and any new and ongoing projects or ventures and make recommendations to the Board for consideration and approval. The committee shall have no executive powers. The committee shall have three members who shall be non-executive directors. The committee currently comprises of Messrs. Robert Bednarek (Chairman), Yu Cheng Ding and Fai Wong Ko.

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

                                    EMPLOYEES

    As of December 31, 2003, the Company had 83 full-time employees, of which eight employees were in management, 36 employees were in engineering and operations and 23 employees were in sales and marketing. The remaining 16 employees were engaged in administrative, accounting, legal and regulatory activities. The Company has 74 employees in Hong Kong and nine employees in Beijing.

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

    At December 31, 2003, outstanding options granted under the Share Option Scheme (including those previously granted under the old scheme) were as follows:

         EXERCISE PERIOD                            OPTION PRICE HK$               NUMBER OF SHARES
----------------------------------------------------------------------------------------------------
Nov 26, 1999 to Nov 25, 2006                            17.48                        1,691,500

Oct 1, 2002 to Sept 30, 2009                            17.48                        1,768,000

Feb 4, 2004 to Feb 3, 2012                              14.35                        3,481,500
                                              -------------------------------------------------------

                                                                                     6,941,000
                                                                             ========================

    As of May 31, 2004, Zengxin Mi, the Chairman and a Non-Executive Director of the Company, has been granted 100,000 options, exercisable from February 4, 2004 to February 3, 2012.

    As of May 31, 2004, Romain Bausch, the Deputy Chairman and a Non-Executive Director of the Company, has been granted 100,000 options, exercisable from February 4, 2004 to February 3, 2012.

    As of May 31, 2004, Edward Chen, an Independent Non-Executive Director of the Company, has been granted 50,000 options, exercisable from February 4, 2004 to February 3, 2012.

    As of May 31, 2004, Yu Cheng Ding, a Non-Executive Director of the Company, has been granted 50,000 options, exercisable from February 4, 2004 to February 3, 2012.

    As of May 31, 2004, R. Donald Fullerton, an Independent Non-Executive Director of the Company, has been granted 75,000 options, exercisable from February 4, 2004 to February 3, 2012.

    As of May 31, 2004, Weimin Ju, a Non-Executive Director of the Company, has been granted 50,000 options, exercisable from February 4, 2004 to February 3, 2012.

    As of May 31, 2004, Jurgen Schulte, a Non-Executive Director of the Company, has been granted 50,000 options, exercisable from February 4, 2004 to February 3, 2012.

    As of May 31, 2004, Robert Sze, an Independent Non-Executive Director of the Company, has been granted 75,000 options, exercisable from February 4, 2004 to February 3, 2012.

    As of May 31, 2004, Peter Jackson, an Executive Director and the Chief Executive Officer of the Company, has been granted 915,000 options, exercisable from November 26, 1999 to February 3, 2012.

    As of May 31, 2004, William Wade, an Executive Director and the Deputy Chief Executive Officer of the Company, has been granted 760,000 options, exercisable from November 26, 1999 to February 3, 2012.

    Under SES company policy, the options granted to Messrs. Romain Bausch and Jurgen Shulte are held for the benefit of SES.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

                               MAJOR SHAREHOLDERS

    The following table sets forth certain information regarding ownership of the Company's voting securities as of May 31, 2004 by (i) all persons who are known by the Company to be the beneficial owner of more than five percent (5%) of any class of the Company's voting securities and (ii) the total number of any class of the Company's voting securities owned by the officers and directors of the Company as a group.

TITLE OF CLASS             IDENTITY OF PERSON OR GROUP         SHARES OWNED             PERCENT OF CLASS
-----------------------    --------------------------------    --------------------     ---------------------
Common Stock               Bowenvale Limited                   268,905,000              68.90%

Common Stock               Commonwealth Bank of Australia      20,665,600               5.30%
                           and its subsidiaries

Common Stock               Aberdeen Asset Management Asia      21,373,000               5.48%
                           Limited

Common Stock               Directors and Officers              290,000                  0.07%

    The Company is controlled by Bowenvale Limited, a limited liability company incorporated in the British Virgin Islands ("Bowenvale Limited"), which owns 68.9% of the outstanding shares of Common Stock of the Company. Until January 15, 1999, Bowenvale Limited was owned by Cable & Wireless plc, Able Star Limited, an indirect wholly-owned subsidiary of CITIC, and Dontech Limited, an indirect wholly-owned subsidiary of Hutchison Whampoa Limited. On January 15, 1999, Cable & Wireless plc and Hutchison Whampoa Limited sold their holdings in Bowenvale Limited to CITIC and SES. As a result of this transaction, CITIC increased its ownership of the voting share capital of Bowenvale Limited from 41.67% to 49.5% and SES acquired the remaining 49.5%. Voting rights in Bowenvale Limited are equally shared between CITIC and SES. CITIC also holds 1% of the shares of Bowenvale Limited that are non-voting. CITIC is China's leading state-owned investment corporation, with diversified holdings in banking, securities, energy, telecommunications, real estate, manufacturing, transportation and trading and extensive contact in China. The information contained in this Item 7 does not include options granted to Directors appointed by SES which are beneficially owned by SES pursuant to SES company policy. See "Directors and Senior Management - Share Ownership." SES is based in Luxembourg and is the largest private satellite service provider in the world. CITIC and SES are each referred to herein as a Shareholder and Cable & Wireless plc and Hutchison Whampoa Limited are each referred to herein as a former Shareholder.

    The Company is not aware of any arrangement that may at a subsequent date result in a change of control of the Company.

                            RELATED PARTY TRANSACTION

    Certain members of the Board of Directors of the Company also serve as directors and executive officers of the current Shareholders. These individuals include Romain Bausch, Robert Bednarek, Yu Cheng Ding, Zengxin Mi, Weimin Ju, Jurgen Schulte and Fai Wong Ko. See "Directors, Senior Management and Employees."

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

     AsiaSat has from time to time conducted transactions as described below with the Shareholders, their affiliates and other connected persons. Unless otherwise indicated, the following arrangements will continue to be conducted on the same basis:

    (i) Since 1996, CITIC Guoan Information Industry Company Limited ("Guoan"), a subsidiary of CITIC, has leased 7 MHz of capacity on one 72 MHz C-band transponder on AsiaSat 2. The current agreement has an initial term of one year starting from January 1, 2004 for 2 MHz of capacity and later reduced to 0.5 MHz. The annual utilization fee is US$35,000 (HK$0.3 million), payable semi-annually. On April 28, 2001, Guoan has leased 5 MHz of capacity on one Ku-band transponder on AsiaSat 3S. During the same year, some of the AsiaSat 2 C-band capacity leased by Guoan was switched to the Ku-band capacity on AsiaSat 3S. The current capacity lease by Guoan on the AsiaSat 3S Ku-band transponder is 9 MHz. The annual utilization fee is US$0.4 million (HK$3.1 million), payable semi-annually. The transponder capacity under both agreements is used to provide domestic private network services within China. The total amount of revenue recognized by the Company during 2001, 2002 and 2003, respectively, under these agreements was approximately HK$3.8 million, HK$4.1 million and HK$3.8 million.

    (ii) In 2002 and 2003, respectively, the Company paid an agency fee of HK$1.6 million and HK$0.7 million to CITIC Technology Company Limited, a subsidiary of CITIC, for collecting money from China customers on behalf of the Company.

    (iii) In 2002, the Company recognized rental income from leasing transponder capacity to SES Americom, a wholly-owned subsidiary of SES, amounting to HK$0.2 million.

    (iv) In 2002 and 2003, respectively, a consultancy fee, amounting to HK$0.7 million and HK$0.4 million was paid to SES Astra S.A., a wholly-owned subsidiary of SES.

    (v) The Company has granted or agreed to grant each of the Shareholders demand and piggyback registration rights, exercisable under certain circumstances and subject to certain conditions, that require the Company to register under the Securities Act Common Stock held by Bowenvale Limited, the Shareholders and their affiliates. Under the registration rights agreement, the Company will pay all expenses in connection with registrations made at the request of the Shareholders and the Company will pay all expenses in connection with any registration by the Shareholders incidental to a registration by the Company. The exercise by the Shareholders of their registration rights could adversely affect the market price of the Shares and the ADSs and could impair the Company's future ability to raise capital through an offering of its equity securities.

    (vi) In 2003, the Company recognized rental income from leasing satellite transponder capacity amounting to approximately HK$20.8 million and no maintenance and other services income from SpeedCast Holdings Limited. The total amount of such income recognized in 2002 and 2001 was HK$20.2 million and HK$19.5 million respectively.

    (vii) In 2003, the Company made payments to SES GLOBAL and a subsidiary of CITIC amounting to HK$0.5 million (2002: HK$0.4 million; 2001: HK$0.6 million) and HK$0.5 million (2002: HK$0.4 million; 2001: HK$0.4 million) respectively, for certain Non-Executive Directors representing SES GLOBAL and CITIC.

    Except for the arrangements referred to in paragraph (vi), the transactions mentioned above have been entered into in the ordinary course of business and on normal commercial terms. Such transactions, which are of a continuing nature, are expected to be continued in the future. Under the Listing Rules of the Hong Kong Stock Exchange (the "HKSE Listing Rules"), such transactions are considered to be "continuing connected transactions" and depending on their respective value, may require full disclosure and/or prior independent shareholders' approval on each occasion they arise. The Company has been granted a conditional waiver by the Hong Kong Stock Exchange from these requirements in the past. As a result of recent amendments to the HKSE Listing Rules which came into effect on March 31, 2004, the Company is required to comply with the new disclosure and shareholders' approval requirements (if applicable) on "continuing connected transactions." The Company has applied to the Hong Kong Stock Exchange for clarification and waivers with respect to the disclosure and shareholders' approval requirements under the HKSE Listing Rules (as amended).

    In addition to the requirements under the HKSE Listing Rules relating to "continuing connected transactions," the Companies Act subjects officers and directors of the Company to certain fiduciary standards in the exercise of their duties on behalf of the Company. Under the Companies Act, an officer of the Company (which term includes directors of the Company) is subject to a duty of care requiring him to act honestly and in good faith in the discharge of his duties and to, among other things, give notice to the Board of Directors at the first opportunity of any interest he has in any material contract or proposed material contract with the Company or any of its subsidiaries. The Companies Act also prohibits the Company from making loans to any Directors without obtaining the consent of shareholders holding in the aggregate not less than nine-tenths of the total voting rights of all the shareholders having the right to vote at any shareholders meeting.

ITEM 8.  FINANCIAL INFORMATION.

    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.

    Information responsive to this Item is included in response to Item 18.

DIVIDENDS AND DIVIDEND POLICY

    The Company has distributed annual cash dividends to shareholders for each fiscal year since it commenced operations in 1996 and anticipates continuing to do so in the future. The Board has adopted a dividend policy to distribute approximately 30-40% of net income as dividends. However, any future dividend payments are dependent on future earnings, financial position, cash flow and levels of investments in the satellite network and ground station equipment.

    The following table details the total amount of annual dividends and the gross dividends paid, together with certain additional information, for 2001, 2002 and 2003.

                                                                                   FOR THE YEAR ENDED
                                                                                       DECEMBER 31
                                                                               2001       2002       2003
                                                                               ----       ----       ----
Net income (in HK Dollars in million)................................          563        555        424
Ordinary dividend paid (in HK Dollars in million)....................           78         78        105
Ordinary dividend paid per Share (in HK cents).......................           20         20         27
Ordinary dividend proposed (in HK Dollars in million)................           55         74         94
Ordinary dividend proposed per Share (in HK cents)                              14         19         24
Special dividend proposed (in HK Dollars in million).................           --         98         --
Special dividend proposed per Share (in HK cents)                               --         25         --
Special dividend paid (in HK Dollars in million)                                --         --         98
Special dividend paid per share (in HK cents)                                   --         --         25

    LEGAL AND REGULATORY PROCEEDINGS

    Other than as described below, the Company is not involved in any significant legal or regulatory proceedings.

TAX DISPUTES

    The Indian tax authority has made assessments against the Company in respect of certain lease payments for transponders used by the Company. See "Operating and Financial Review and Prospects - Taxation."

OTHER DISPUTES

    In addition, the Company is subject to various claims and proceedings in the ordinary course of business. None of these claims and proceedings will have a material adverse effect on the financial condition or results of operations of the Company.

    SIGNIFICANT CHANGES

    There have been no significant changes in the Company's business, operations or financial condition since December 31, 2003.

ITEM 9.  STOCK PRICE HISTORY.

    SHARE PRICE HISTORY AND MARKETS

    The Company's American Depositary Shares ("ADS") representing its shares (each ADS representing ten shares of the Company) are listed and traded on the New York Stock

Exchange (symbol: SAT) and the Company's shares are listed and traded on the Hong Kong Stock Exchange (symbol: 1135.HK) since June 18, 1996 and June 19, 1996, respectively. The table below details, for the periods indicated, the high and low closing market prices for its depositary receipts on each of the New York Stock Exchange and the Hong Kong Stock Exchange, as reported by the New York Stock Exchange and the Hong Kong Stock Exchange for the last five fiscal years and the most recent six months. See "Key Information - Historical Exchange Rate Information" with respect to rates of exchange between the US Dollar and the HK Dollar applicable during the periods set forth below.

                                                        NEW YORK STOCK EXCHANGE       HONG KONG STOCK EXCHANGE
                                                             (IN US DOLLARS)                (IN HK DOLLARS)
                                                         HIGH             LOW            HIGH           LOW
                                                         ----             ---            ----           ---
1999 .........................................          35.00            13.75          24.55          10.80
2000 .........................................          45.00            18.25          35.10          13.80
2001 .........................................          26.25            11.00          20.25          8.35
2002 .........................................          18.90            10.95          15.00          8.90
Quarter Ending March 31, 2002.................          18.90            14.25          14.90          11.35
Quarter Ending June 30, 2002..................          18.65            14.83          15.00          11.80
Quarter Ending September 30, 2002.............          16.10            12.00          12.70          9.60
Quarter Ending December 31, 2002..............          14.15            10.95          11.15          8.90
2003 .........................................          19.43            11.66          14.90          9.25
Quarter Ending March 31, 2003.................          13.16            11.66          10.50          9.25
Quarter Ending June 30, 2003..................          17.00            12.75          13.40          10.00
Quarter Ending September 30, 2003.............          17.30            14.31          13.70          11.00
Quarter Ending December 31, 2003..............          19.43            14.60          14.90          11.25
December 2003 ................................          19.43            16.90          14.90          13.25
January 2004 .................................          22.11            19.01          17.30          14.70
February 2004 ................................          22.11            19.04          16.50          14.65
March 2004 ...................................          20.52            17.00          16.30          13.40
Quarter Ending March 31, 2004.................          21.20            17.00          17.30          13.40
April 2004 ...................................          18.35            16.41          14.25          13.00
May 2004 .....................................          17.00            15.20          13.50          11.70

    There has been no significant trading suspension in the past three years.

ITEM 10. ADDITIONAL INFORMATION.

    CHARTER DOCUMENTS.

    Information relating to the Company's charter documents is incorporated herein by reference to the Company's Annual Report on Form 20-F for fiscal year 2000, File No.3334856.

    MATERIAL CONTRACTS.

    The following is a summary of the material contracts concluded outside of the ordinary course of business to which the Company and other members of its group were a party. Copies of these contracts are filed as exhibits to this Form 20-F. Directions on how to obtain copies of these contracts are provided under "Item 10. -- Documents on Display."

     o Construction Agreement between the Company and Boeing and Launch Agreement between the Company and Lockheed Martin, each entered into in September 2000. Pursuant to the Construction Agreement, Boeing agreed to construct, assemble, equip, test, supply and deliver AsiaSat 4, a satellite of BSS601HP with 28 C-band and 20 Ku-band transponders designed to serve telecommunications services providers and TV broadcasters, to the Company. Pursuant to the Launch Agreement, Lockheed Martin agreed to provide launch services for one launch of AsiaSat 4. The aggregate investment for the construction, launch and launch insurance of AsiaSat 4 is approximately US$213.7 million.

     o Lease Agreement, dated March 12, 2001, between AsiaSat and the Hong Kong Industrial Estates Corporation (the "Lease Agreement"). Pursuant to the Lease Agreement, the Hong Kong Industrial Estates Corporation agreed to grant to AsiaSat rights to the Tai Po Site, for a period of sixty (60) months, for the purpose of constructing a satellite earth station and other structures, and thereafter to lease to AsiaSat the Tai Po Site up to 2047. AsiaSat paid a lump sum of HK$25.9 million for the lease of the Tai Po Site and agreed to pay an annual rent of 3% of the ratable value of the Tai Po Site as well as an annual sum of HK$36,824 for management and maintenance charges.

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

    For an additional discussion on taxation, see "Operating and Financial Review and Prospects - Taxation."

    DOCUMENTS ON DISPLAY

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

    In the normal course of the Company's business, the Company's financial position is routinely exposed to a variety of risks, including market risks associated with interest rate movements on its outstanding debt, if any. The Company does not have significant exposure to commodity price risks or other market rate or price risks.

    CURRENCY FLUCTUATIONS

    A substantial portion of the Company's capital expenditure is denominated in US Dollars and HK Dollars. Revenues are denominated principally in US dollars. See "Key Information - Historical Exchange Rates Information."

    INTEREST RATE FLUCTUATIONS

    As of December 31, 2003, no borrowings consisted of floating rate borrowings.

    The Company will be exposed to interest rate fluctuations in the event of any borrowings under a future loan arrangement and any change in interest rate could affect its results of operations and cash flows. The potential effect of a hypothetical 0.5% increase in interest rate for one year on outstanding indebtedness in the amount of US$100.0 million borrowed under a future loan facility on similar terms to the Loan Facility would be a reduction in cash flows of approximately US$0.5 and a reduction in net income of approximately HK$3.9 million in each year.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

    Not Applicable.

                                    PART III

ITEM 15. CONTROLS AND PROCEDURES

    DISCLOSURE CONTROLS AND PROCEDURES

    The Company's Chief Executive Officer and Chief Financial Officer have reviewed the Company's disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F. Based upon this review, these officers believe that the Company's disclosure controls and procedures are effective in ensuring that material information related to the Company is made known to them by others within the Company.

    INTERNAL CONTROLS

    There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls during the period covered by this Annual Report on Form 20-F or from the end of the fiscal period to the date hereof, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16. [RESERVED.]

    AUDIT COMMITTEE FINANCIAL EXPERT

    The Board of Directors has determined that Mr. Robert Sze, a member of the Company's audit committee, is a "financial expert" (as such term is used in Item 16 of Form 20-F) and is an "independent" director (as such term is defined under the listing rules of the NYSE).

    CODE OF ETHICS

    The Company has adopted a code of ethics that requires all of its employees, particularly senior officers and general managers, including the principal financial officer, to maintain, at all times, the highest standards of integrity and honesty in conducting the Company's affairs. This code of ethics is posted on the Company's website, which is located at www.asiasat.com. The Company intends to satisfy the disclosure requirement under Item 16 of Form 20-F regarding an amendment to, or waiver from, a provision of this code of ethics by posting such information on its website, at the address specified above. Information contained in the Company's website, whether currently posted or posted in the future, is not part of this document or the documents incorporated herein by reference in this document.

    PRINCIPAL ACCOUNTANT FEES AND SERVICES

    AUDIT FEES

    The aggregate fees billed to the Company in each of 2002 and 2003 was HK$0.6 million and HK$0.7 million, respectively, for professional services rendered by Deloitte Touche Tohmatsu, the Company's principal accountant (the "Principal Accountant"), for the audit of the Company's annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for such fiscal years.

    AUDIT-RELATED FEES

    The aggregate fees billed to the Company in each of 2002 and 2003 was HK$53,000 and HK$0.2 million, respectively, for assurance and related services by the Principal Accountant that are reasonably related to the performance of the audit or review of the Company's financial statements and are not otherwise reported under the paragraph entitled "Audit Fees" above.

    TAX FEES

    The aggregate fees billed to the Company in each of 2002 and 2003 was HK$0.5 million and HK$0.8 million, respectively, for professional services rendered by the Principal Accountant for tax compliance, tax advice and tax planning. The nature of the services comprising the fees described in this paragraph include services rendered in respect of tax in Hong Kong and India.

    ALL OTHER FEES

    The aggregate fees billed to the Company in each of 2002 and 2003 was Nil and HK$45,000, respectively, for products and services provided by the Principal Accountant, other than for services described in the paragraphs above. The nature of the services comprising the fees described in this paragraph include services rendered in respect of professional advice and authorized agent fees in the United Kingdom.

    None of the services described above were provided under the De Minimis exception set forth in Rule 2-01(c)(7)(i)(c) under Regulation S-X.

    POLICY ON AUDIT COMMITTEE PRE-APPROVAL OF AUDIT AND PERMISSIBLE NON-AUDIT SERVICES OF INDEPENDENT AUDITORS

    The audit committee has adopted terms of reference which address, among other matters, pre-approval of audit and non-audit services provided by the independent auditor. The terms of reference requires that all services to be provided by the independent auditors must be approved by the audit committee. To facilitate smaller projects that may arise between scheduled meetings of the audit committee, the audit committee may pre-approve the provision of audit and non-audit services by the independent auditors. For both types of pre-approvals, the audit committee considers whether such services are consistent with the rules of the U.S. Securities and Exchange Commission on auditor independence.

                                     PART IV

ITEM 17. FINANCIAL STATEMENTS.

    The Company has elected to provide the information required under Item 18 in lieu of Item 17.

ITEM 18. FINANCIAL STATEMENTS.

    See Index to Financial Statements for a list of all financial statements filed as part of this Annual Report.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS.

    (a)  Index to Financial Statements:

             Report of Independent Registered
             Public Accounting Firm..........................................F-2

             Consolidated Statements of Operations...........................F-3

             Consolidated Balance Sheets.....................................F-4

             Consolidated Statement of Changes in Shareholders' Equity.......F-6

             Consolidated Statements of Cash Flows...........................F-6

             Notes to the Consolidated Financial Statements..................F-8



    (b)  Exhibits to this Annual Report:

     NUMBER                                   EXHIBIT
--------------------------------------------------------------------------------
      1.1. Memorandum of Association and Bye-laws (incorporated by reference to Exhibit 3.1 of the Company's Registration Statement on Form F-1, File No.3334856).

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

      4.9. Amendment 5 to Contract No. AsiaSat-3B/4 dated September 7, 2000, between Asia Satellite Telecommunications Company Limited and Hughes Space and Communications International, Inc. (incorporated by reference to Exhibit 4.9 on Form 20-F for fiscal year 2000, File No.3334856)*

     4.10. Contract for Launch Services LKEB-0009-0807 dated September 19, 2000, between AsiaSat and Lockheed Martin Commercial Launch Services, Inc. (incorporated by reference to Exhibit
                  4.10 on Form 20-F for fiscal year 2000, File No.3334856)*

     4.11. Amended and Restated Deposit Agreement (incorporated by reference to Exhibit A to the Registration Statement on Form F-6, File No.333-13900, relating to the Company's American Depositary Shares)

     4.12.        Share Option Scheme, dated January 25, 2002, of the Company.

     4.13. Lease Agreement, dated March 12, 2001, between AsiaSat and the Hong Kong Industrial Estates Corporation.

     4.14. Construction Contract Agreement, dated March 4, 2002, between AsiaSat and Leighton Contractors (Asia) Limited.

     NUMBER                                   EXHIBIT
--------------------------------------------------------------------------------
      8.1. Subsidiaries of the Registrant (included on page 11 of this Annual Report).

     12.1. Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

     12.2. Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

     13.1.        Certification of Chief Executive Officer pursuant to 18 U.S.C.
                  Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

     13.2.        Certification of Chief Financial Officer pursuant to 18 U.S.C.
                  Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.


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

                                       Asia Satellite Telecommunications
                                       Holdings Limited


                                       By:          /s/ Peter Jackson
                                           -------------------------------------
                                           Peter Jackson
                                           Director and Chief Executive Officer





Date: June 29, 2004

                   ASIA SATELLITE TELECOMMUNICATIONS
                   HOLDINGS LIMITED
                   --------------------------------------------------------

                   Consolidated Financial Statements
                   Years ended 31st December, 2001, 2002 and 2003 and Report of Independent Registered Public Accounting Firm

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

                          INDEX TO FINANCIAL STATEMENTS


Report of Independent Registered Public Accounting Firm.....................F-2

Consolidated Statements of Operations for the years ended
  31st December, 2001, 2002 and 2003........................................F-3

Consolidated Balance Sheets at 31st December, 2002 and 2003.................F-4

Consolidated Statements of Changes in Equity for the years ended
  31st December, 2001, 2002 and 2003........................................F-5

Consolidated Statements of Cash Flows for the years ended
  31st December, 2001, 2002 and 2003........................................F-6

Notes to the Consolidated Financial Statements..............................F-7

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors and Shareholders of Asia Satellite Telecommunications Holdings Limited


We have audited the accompanying consolidated balance sheets of Asia Satellite Telecommunications Holdings Limited and subsidiaries as of 31st December, 2002 and 2003 and the related consolidated statements of operations, changes in equity and cash flows for each of the three years in the period ended 31st December, 2003, all expressed in Hong Kong dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Asia Satellite Telecommunications Holdings Limited and subsidiaries as of 31st December, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended 31st December, 2003, in conformity with accounting principles generally accepted in Hong Kong.

Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended 31st December, 2003 and the determination of shareholders' equity and financial position at 31st December, 2002 and 2003, to the extent summarised in Note 30.


Deloitte Touche Tohmatsu
Hong Kong
11th March, 2004, except for Note  27 as to which the date is 13th May, 2004


                      ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED 31ST DECEMBER, 2003, 2002 AND 2001
--------------------------------------------------------------------------------------------------------------------------

                                          NOTES                  2003            2003              2002             2001
                                          -----                --------         --------          --------         --------
                                                                US$'000          HK$'000           HK$'000          HK$'000

Turnover - service revenue                  4                   114,902          896,233           950,750          969,451
Cost of services                                                (40,162)        (313,265)         (243,071)        (240,007)


                                                                 74,740          582,968           707,679          729,444
Other operating income                                              109              848                39            9,604
Interest income                                                     634            4,945             6,423            6,725
Administrative expenses                                          (7,196)         (56,125)          (76,711)         (58,597)
                                                               --------         --------          --------         --------

Profit from operations                      5                    68,287          532,636           637,430          687,176
Finance costs                               6                      (388)          (3,029)               --               --
Share of results of associates
  (including goodwill amortisation
  of HK$6,500,000;
  2002: HK$4,604,000;
  2001: HK$6,132,000)                                            (2,003)         (15,625)          (13,679)         (47,481)
Impairment loss recognised in
  respect of goodwill of associates                                (243)          (1,896)               --           (6,132)
                                                               --------         --------          --------         --------

Profit before taxation                                           65,653          512,086           623,751          633,563
Taxation                                    9                   (11,231)         (87,598)          (69,062)         (70,564)
                                                               --------         --------          --------         --------

Profit before minority interest                                  54,422          424,488           554,689          562,999
Minority interest                                                    --               --                --              (16)
                                                               --------         --------          --------         --------

Profit for the year                                              54,422          424,488           554,689          562,983
                                                               ========         ========          ========         ========

Basic earnings per share                   11                   US$0.14          HK$1.09           HK$1.42          HK$1.44
                                                               ========         ========          ========         ========

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS
AT 31ST DECEMBER, 2003 AND 2002

                                                                                   2003             2003              2002
                                                            NOTES                US$'000          HK$'000           HK$'000
                                                            -----                -------          -------           -------
NON-CURRENT ASSETS
Property, plant and equipment                                12                  405,820         3,165,399        3,232,350
Unbilled lease rental receivable                                                  23,285           181,625          164,982
Investments in associates                                    14                       --                --           17,521
Loan receivable from an associate                            15                      483             3,769               --
Tax prepayments                                              16                    3,139            24,487           19,305
Deferred tax asset                                           22                       10                76               --
                                                                               ---------         ---------        ---------

                                                                                 432,737         3,375,356        3,434,158
                                                                               ---------         ---------        ---------

CURRENT ASSETS
Trade and other receivables                                  17                   15,259           119,017           95,969
Loan receivable from an associate                            15                      450             3,510               --
Bank balances and cash                                                            84,530           659,337          406,228
                                                                               ---------         ---------        ---------

                                                                                 100,239           781,864          502,197
                                                                               ---------         ---------        ---------

CURRENT LIABILITIES
Construction payable                                                               1,392            10,854           20,585
Other payables and accrued expenses                                                2,413            18,829           15,190
Deferred revenue                                             18                   20,057           156,448          158,937
Taxation payable                                                                   8,421            65,684           68,346
Dividend payable                                                                      16               121              121
                                                                               ---------         ---------        ---------

                                                                                  32,299           251,936          263,179
                                                                               ---------         ---------        ---------

NET CURRENT ASSETS                                                                67,940           529,928          239,018
                                                                               ---------         ---------        ---------

                                                                                 500,677         3,905,284        3,673,176
                                                                               =========         =========        =========


CAPITAL AND RESERVES
Share capital                                                19                    5,003            39,027           39,027
Reserves                                                                         452,467         3,529,239        3,307,689
                                                                               ---------         ---------        ---------

                                                                                 457,470         3,568,266        3,346,716
                                                                               ---------         ---------        ---------

MINORITY INTEREST                                                                     63               492              492
                                                                               ---------         ---------        ---------

NON-CURRENT LIABILITIES
Deferred tax liabilities                                     22                   27,384           213,598          185,949
Deferred revenue                                             18                   15,760           122,928          140,019
                                                                               ---------         ---------        ---------

                                                                                  43,144           336,526          325,968
                                                                               ---------         ---------        ---------

                                                                                 500,677         3,905,284        3,673,176
                                                                               =========         =========        =========

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED 31ST DECEMBER, 2003, 2002 AND 2001
--------------------------------------------------------------------------------

                                                                SHARE             SHARE          RETAINED
                                                               CAPITAL           PREMIUM          PROFITS          TOTAL
                                                               HK$'000           HK$'000          HK$'000         HK$'000
                                                              ---------         --------        ----------       ----------
At 1st January, 2001                                             39,027            4,614         2,341,509        2,385,150
Final dividend for 2000 paid                                       --               --             (54,637)         (54,637)
Interim dividend for 2001 paid                                     --               --             (23,416)         (23,416)
Profit for the year                                                --               --             562,983          562,983
                                                              ---------         --------        ----------       ----------

At 31st December, 2001 and 1st January, 2002                     39,027            4,614         2,826,439        2,870,080
Final dividend for 2001 paid                                       --               --             (54,637)         (54,637)
Interim dividend for 2002 paid                                     --               --             (23,416)         (23,416)
Profit for the year                                                --               --             554,689          554,689
                                                              ---------         --------        ----------       ----------

At 31st December, 2002 and 1st January, 2003                     39,027            4,614         3,303,075        3,346,716
Final dividend for 2002 paid                                       --               --             (74,151)         (74,151)
Special dividend for 2002 paid                                     --               --             (97,566)         (97,566)
Interim dividend for 2003 paid                                     --               --             (31,221)         (31,221)
Profit for the year                                                --               --             424,488          424,488
                                                              ---------         --------        ----------       ----------

At 31st December, 2003                                           39,027            4,614         3,524,625        3,568,266
                                                              =========         ========        ==========       ==========

CONSOLIDATED CASH FLOW STATEMENTS
FOR THE YEARS ENDED 31ST DECEMBER, 2003, 2002 AND 2001
--------------------------------------------------------------------------------

                                                                 2003             2003             2002              2001
                                                                US$'000          HK$'000          HK$'000           HK$'000
                                                                -------          -------          -------           -------
OPERATING ACTIVITIES

Profit before taxation                                           65,653          512,086           623,751          633,563
Adjustments for:
  Allowance for bad and doubtful debts
    (written back) made                                            (805)          (6,279)           11,708               --
  Depreciation of property, plant and equipment                  28,497          222,277           166,632          166,650
  Finance costs                                                     388            3,029                --               --
  Gain on disposal of property, plant
    and equipment                                                   (10)             (76)              (39)             (98)
  Impairment loss recognised in respect of
    goodwill of associates                                          243            1,896                --            6,132
  Interest income                                                  (634)          (4,945)           (6,423)          (6,725)
  Share of results of associates                                  2,003           15,625            13,679           47,481
                                                                -------          -------          --------         --------

Operating cash flows before
  movements in working capital                                   95,335          743,613           809,308          847,003
Increase in unbilled lease rental
  receivable                                                     (2,133)         (16,643)          (34,757)         (31,188)
Increase in tax prepayments                                        (664)          (5,182)          (19,305)              --
(Increase) decrease in trade and
  other receivables                                              (2,105)         (16,416)           67,661          (56,048)
Increase (decrease) in other payables and
  accrued expenses                                                  589            4,597             4,846          (24,401)
(Decrease) increase in deferred revenue                          (2,511)         (19,580)           14,105           21,215
                                                                -------          -------          --------         --------

Cash generated from operations                                   88,511          690,389           841,858          756,581
                                                                -------          -------          --------         --------

Hong Kong Profits Tax paid                                       (6,279)         (48,977)          (28,513)         (27,536)
Overseas tax paid                                                (1,779)         (13,878)           (3,760)          (8,263)
                                                                -------          -------          --------         --------

                                                                 (8,058)         (62,855)          (32,273)         (35,799)
                                                                -------          -------          --------         --------

NET CASH GENERATED FROM
  OPERATING ACTIVITIES                                           80,453          627,534           809,585          720,782
                                                                -------          -------          --------         --------

INVESTING ACTIVITIES
Purchase of property, plant and equipment                       (20,795)        (162,196)         (440,227)        (590,740)
Loan to an associate                                               (933)          (7,279)               --               --
Interest received                                                   623            4,858             6,291            6,789
Proceeds from disposal of
  property, plant and equipment                                      10               81                41              100
Payment for Gen II platform                                          --               --                --          (15,210)
Purchase of interests in associates                                  --               --           (19,500)              --
                                                                -------          -------          --------         --------

NET CASH USED IN INVESTING ACTIVITIES                           (21,095)        (164,536)         (453,395)        (599,061)
                                                                -------          -------          --------         --------

FINANCING ACTIVITIES
Dividend paid                                                   (26,018)        (202,938)          (78,053)         (78,053)
Cost of raising bank borrowing facilities                          (891)          (6,951)           (8,337)         (16,217)
                                                                -------          -------          --------         --------

NET CASH USED IN FINANCING ACTIVITY                             (26,909)        (209,889)          (86,390)         (94,270)
                                                                -------          -------          --------         --------

INCREASE IN CASH AND CASH EQUIVALENTS                            32,449          253,109           269,800           27,451
CASH AND CASH EQUIVALENTS AT
  THE BEGINNING OF THE YEAR                                      52,081          406,228           136,428          108,977
                                                                -------          -------          --------         --------

CASH AND CASH EQUIVALENTS AT
  THE END OF THE YEAR, REPRESENTING
  BANK BALANCES AND CASH                                         84,530          659,337           406,228          136,428
                                                                =======          =======          ========         ========

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31ST DECEMBER, 2003
--------------------------------------------------------------------------------


1.   GENERAL

     The Company is incorporated in Bermuda as an exempted company under the Companies Act 1981 of Bermuda (as amended) and its shares are listed on the New York Stock Exchange, Inc. and The Stock Exchange of Hong Kong Limited (hereafter collectively referred to as the "Stock Exchanges").

     The Group is engaged in the provision of transponder capacity.


2.   ADOPTION OF HONG KONG FINANCIAL REPORTING STANDARDS

     For the years presented, the Company and its subsidiaries (collectively "the Group") has adopted, for the first time, the following Hong Kong Financial Reporting Standards ("HKFRSs") issued by the Hong Kong Society of Accountants ("HKSA"), the term of HKFRS is inclusive of Statements of Standard Accounting Practice ("SSAPs") and Interpretations approved by the HKSA.

     For the year ended 31st December, 2001:

     DIVIDENDS PROPOSED OR DECLARED AFTER THE BALANCE SHEET DATE

     In accordance with SSAP 9 (Revised) EVENTS AFTER THE BALANCE SHEET DATE, dividends proposed or declared after the balance sheet date are not recognised as a liability at the balance sheet date, but are disclosed in the notes to the financial statements. This change in accounting policy has been applied retrospectively.

     LEASES

     SSAP 14 (Revised) LEASES has introduced some amendments to the basis of accounting for finance and operating leases, and to the disclosures specified for the Group's leasing arrangements. These changes have not had any material effect on the results for the current or prior accounting periods and, accordingly, no prior year adjustment has been required. Disclosures for all the Group's leasing arrangements have been modified so as to comply with requirements of SSAP 14 (Revised).

     For the year ended 31st December, 2003:

     INCOME TAXES

     In the current period, the Group has adopted SSAP 12 (Revised) INCOME TAXES. The principal effect of the implementation of SSAP 12 (Revised) is in relation to deferred tax. In previous years, partial provision was made for deferred tax using the income statement liability method, i.e. a liability was recognised in respect of timing differences arising, except where those timing differences were not expected to reverse in the foreseeable future. SSAP 12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognised in respect of all temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, with limited exceptions. In the absence of any specific transitional requirements in SSAP 12 (Revised), the new accounting policy has been applied retrospectively.

     The adoption of SSAP 12 (Revised) has had no material effect on the results for the current or prior accounting periods. Accordingly, no prior period adjustment has been required.

3.   SIGNIFICANT ACCOUNTING POLICIES

     The financial statements have been prepared under the historical cost convention and in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

     BASIS OF CONSOLIDATION

     The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31st December each year.

     The results of subsidiaries and associates acquired or disposed of during the year are included in the consolidated statement of operations from the effective dates of acquisition or up to the effective dates of disposal, as appropriate.

     All significant intercompany transactions and balances within the Group have been eliminated on consolidation.

     GOODWILL

     Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of associates at the date of acquisition.

     Goodwill arising on acquisitions is capitalised within the carrying amount of the associate and is charged to the consolidated statement of operations on a straight-line basis over its useful economic life or at such time as it is determined to be impaired.

     On disposal of an associate, the attributable amount of unamortised goodwill is included in the determination of the profit or loss on disposal.

     INVESTMENTS IN SUBSIDIARIES

     Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss. Results of subsidiaries are accounted for by the Company on the basis of dividends received or receivable during the year.

     INVESTMENTS IN ASSOCIATES

     The consolidated statement of operations includes the Group's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, investments in associates are stated at the Group's share of the net assets of the associates plus the goodwill in so far as it has not already been amortised, less any identified impairment loss.

     REVENUE RECOGNITION

     Revenue from transponder utilisation agreements is recognised on a straight-line basis over the period of the agreements. The excess of lease rental revenue recognised on a straight-line basis over lease rentals received and receivable from customers in accordance with the contract terms is shown as unbilled lease rental receivable.

     Revenue from the sale of transponder capacity under transponder purchase agreements is recognised on a straight-line basis from the date of delivery of the transponder capacity until the end of the estimated useful life of the satellite.

     Deposits received in advance in connection with the provision of transponder capacity are deferred and included in other payables.

     Rentals under transponder utilisation agreements are generally billed quarterly in advance. Such amounts received in advance and amounts received from the sale of transponder capacity under transponder purchase agreements in excess of amounts recognised as revenue are recorded as deferred revenue. Deferred revenue which will be recognised in the following year is classified under current liabilities and amounts which will be recognised after one year are classified as non-current.

     Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

     PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses.

     Buildings in the course of development for production, rental or administrative purposes or for purposes not yet determined, are carried at cost, less any identified impairment loss. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

     Depreciation is provided to write off the cost of property, plant and equipment, other than assets under construction, over their estimated useful lives, on a straight-line basis, at the following rates per annum:

     Satellites:
       AsiaSat 2                                  8%
       AsiaSat 3S                                 6.25%
       AsiaSat 4                                  6.67%
     Leasehold land                               Over the term of the lease
     Buildings                                    4%
     Tracking facilities                          20%
     Furniture, fixtures and fittings             20% - 33%
     Office equipment                             25% - 33%
     Motor vehicles                               25%
     Plant and machinery                          20%

     Assets under construction are not depreciated until construction is complete and the assets are put into use.

     The gain or loss arising from disposal or retirement of an asset is determined as the difference between the sales proceeds (if any) and the carrying amount of the asset and is recognised in the consolidated statements of operations.

     IMPAIRMENT

     At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately.

     Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

     TAXATION

     Income tax expense represents the sum of the tax currently payable and deferred tax.

     The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the consolidated statements of operations because it excludes items of income or expense that are taxable or deductible in other years, and it further excludes items included in the consolidated statements of operations that are never taxable or deductible.

     Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

     Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

     The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

     Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the consolidated statements of operations, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

     BORROWING COSTS

     Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale.

     All other borrowing costs are recognised as an expense in the period in which they are incurred.

     FOREIGN CURRENCIES

     Transactions in foreign currencies are translated into Hong Kong Dollars at the rates ruling on the dates of the transactions or at the contracted settlement rate. Monetary assets and liabilities denominated in foreign currencies other than Hong Kong Dollars are re-translated at the rates ruling on the balance sheet date. Profits and losses arising on exchange are dealt with in the consolidated statements of operations.

     OPERATING LEASES

     Rentals payable under operating leases are charged to the consolidated statements of operations on a straight-line basis over the relevant lease terms.

     RETIREMENT BENEFIT COSTS

     Payments to the defined contribution scheme and Mandatory Provident Fund Scheme are charged as an expense as they fall due.

4.   TURNOVER AND SEGMENT INFORMATION

     Turnover:

     The Group's turnover is analysed as follows:

                                                                               2003              2002             2001
                                                                              HK$'000           HK$'000          HK$'000
                                                                              -------           -------          -------
      Income from provision of satellite transponder capacity                 880,375           936,114          956,695
      Sales of satellite transponder capacity                                  15,858            14,636           12,756
                                                                             --------          --------         --------
                                                                              896,233           950,750          969,451
                                                                             ========          ========         ========

     Geographical segments:

     The following table provides an analysis of the Group's sales and results by geographical market:

     Year ended 31st December, 2003

                                                          GREATER
                                                           CHINA,      UNITED    BRITISH
                                                         INCLUDING   STATES OF   VIRGIN
                                             HONG KONG    TAIWAN      AMERICA    ISLANDS   AUSTRALIA    OTHERS   CONSOLIDATED
                                             ---------    ------      -------    -------   ---------    ------   ------------
                                              HK$'000     HK$'000     HK$'000    HK$'000    HK$'000     HK$'000     HK$'000
         TURNOVER
         External sales                       323,187     212,847      71,164     40,351     37,598     211,086     896,233
                                              -------     -------      ------     ------     ------     -------     -------

         RESULT
         Segment result                       189,983     125,120      41,833     23,720     22,101     124,086     526,843
                                              -------     -------      ------     ------     ------     -------

         Other operating income                                                                                         848
         Interest income                                                                                              4,945
                                                                                                                    -------

         Profit from operations                                                                                     532,636
         Finance costs                                                                                               (3,029)
         Share of results of associates                                                                             (15,625)
         Impairment loss recognised in
           respect of goodwill of associates                                                                         (1,896)
                                                                                                                    -------

         Profit before taxation                                                                                     512,086
         Taxation                                                                                                   (87,598)
                                                                                                                    -------

         Profit for the year                                                                                        424,488
                                                                                                                    =======
         OTHER INFORMATION
                                                          GREATER
                                                           CHINA,      UNITED    BRITISH
                                                         INCLUDING   STATES OF   VIRGIN
                                             HONG KONG    TAIWAN      AMERICA    ISLANDS   AUSTRALIA    OTHERS   CONSOLIDATED
                                             ---------   ---------   ---------   -------   ---------    ------   ------------
                                              HK$'000     HK$'000     HK$'000    HK$'000    HK$'000     HK$'000     HK$'000
         Capital additions                     56,013      36,890      12,334      6,993      6,516      36,585     155,331

         Depreciation of property, plant
           and equipment                       80,154      52,789      17,650     10,008      9,325      52,351     222,277

         Write back of allowance for bad
           and doubtful debts                  (2,264)     (1,491)       (499)      (283)      (263)     (1,479)     (6,279)

     Year ended 31st December, 2002
                                                          GREATER
                                                           CHINA,      UNITED    BRITISH
                                                         INCLUDING   STATES OF   VIRGIN
                                             HONG KONG    TAIWAN      AMERICA    ISLANDS   AUSTRALIA    OTHERS   CONSOLIDATED
                                             ---------   ---------   ---------   -------   ---------    ------   ------------
                                              HK$'000     HK$'000     HK$'000    HK$'000    HK$'000     HK$'000     HK$'000
         TURNOVER
         External sales                        341,224     212,103      73,282    40,351     39,040     244,750     950,750
                                             ---------   ---------   ---------   -------   ---------   --------    --------

         RESULT
         Segment result                       226,454     140,763      48,634     26,779     25,909     162,429     630,968
                                             ---------   ---------   ---------   -------   ---------   --------    --------

         Other operating income                                                                                          39
         Interest income                                                                                              6,423
                                                                                                                   --------

         Profit from operations                                                                                     637,430
         Share of results of associates                                                                             (13,679)
                                                                                                                   --------

         Profit before taxation                                                                                     623,751
         Taxation                                                                                                   (69,062)
                                                                                                                   --------

         Profit for the year                                                                                        554,689
                                                                                                                   ========

         OTHER INFORMATION
                                                          GREATER
                                                           CHINA,      UNITED    BRITISH
                                                         INCLUDING   STATES OF   VIRGIN
                                             HONG KONG    TAIWAN      AMERICA    ISLANDS   AUSTRALIA    OTHERS   CONSOLIDATED
                                             ---------   ---------   ---------   -------   ---------    ------   ------------
                                              HK$'000     HK$'000     HK$'000    HK$'000    HK$'000     HK$'000     HK$'000
         Capital additions                    163,895     101,876      35,199     19,381     18,752     117,557     456,660

         Depreciation of property, plant
           and equipment                       59,804      37,174      12,844      7,072      6,842      42,896     166,632

         Allowance for bad and doubtful
           debts                                3,378       4,397         725        399        386       2,423      11,708

4.   TURNOVER - continued

     Year ended 31st December, 2001
                                                      GREATER
                                                       CHINA,      UNITED    BRITISH
                                                     INCLUDING   STATES OF   VIRGIN
                                         HONG KONG    TAIWAN      AMERICA    ISLANDS   AUSTRALIA    OTHERS   CONSOLIDATED
                                         ---------   ---------   ---------   -------   ---------    ------   ------------
                                          HK$'000     HK$'000     HK$'000    HK$'000    HK$'000     HK$'000     HK$'000
     Revenue
     External sales                       351,037     240,279      75,759     56,293     24,558     221,525     969,451
                                          -------     -------    --------    -------    -------     -------     -------

     RESULT
     Segment result                       242,913     166,270      52,424     38,954     16,994     153,292     670,847
                                          -------     -------    --------    -------    -------     -------

     Other operating income                                                                                       9,604
     Interest income                                                                                              6,725
                                                                                                                -------

     Profit from operations                                                                                     687,176
     Share of results of associates                                                                             (47,481)
     Impairment loss recognised in
       respect of goodwill of associates                                                                         (6,132)
                                                                                                               --------

     Profit before taxation                                                                                     633,563
     Taxation                                                                                                   (70,564)
     Minority interest                                                                                              (16)
                                                                                                               --------

     Profit for the year                                                                                        562,983
                                                                                                               ========

     OTHER INFORMATION
                                                      GREATER
                                                       CHINA,      UNITED    BRITISH
                                                     INCLUDING   STATES OF   VIRGIN
                                         HONG KONG    TAIWAN      AMERICA    ISLANDS   AUSTRALIA    OTHERS   CONSOLIDATED
                                         ---------   ---------   ---------   -------   ---------    ------   ------------
                                          HK$'000     HK$'000     HK$'000    HK$'000    HK$'000     HK$'000     HK$'000

     Capital additions                    215,252     147,337      46,455     34,518     15,059     135,836     594,457

     Depreciation of property, plant
       and equipment                       60,344      41,304      13,023      9,677      4,222      38,080     166,650

     The Group's operating assets consist primarily of its satellites which are used, or are intended for use, for transmission to multiple geographical areas and therefore cannot be allocated between geographical segments. Accordingly, no geographical analysis of assets and liabilities has been presented.

5.   PROFIT FROM OPERATIONS
                                                                             2003              2002             2001
                                                                            HK$'000           HK$'000          HK$'000
                                                                            -------           -------          -------
     Profit from operations has been arrived at after charging:

     Salary and other benefits, including directors' remuneration             55,214            63,606           55,564
     Contributions to retirement benefits scheme                               4,011             4,104            3,859
                                                                             -------           -------          -------

     Total staff costs                                                        59,225            67,710           59,423
                                                                             -------           -------          -------

     Auditors' remuneration                                                      679               635              585
     Allowance for bad and doubtful debts                                         --            11,708               --
     Depreciation of property, plant and equipment                           222,277           166,632          166,650

     and after crediting:

     Write-back of allowance for bad and doubtful debts                        6,279                --               --
     Gain on disposal of property, plant and equipment other
       than transponders                                                          76                39               98
                                                                             =======           =======          =======

6.   FINANCE COSTS
                                                                              2003              2002             2001
                                                                             HK$'000           HK$'000          HK$'000
                                                                             -------           -------          -------

     Cost of raising bank borrowing facilities                                 6,951             8,337            8,422
     Less: Amount capitalised in assets under construction                    (3,922)           (8,337)          (8,422)
                                                                             -------           -------          -------

                                                                               3,029                --               --
                                                                             =======           =======          =======

7.   DIRECTORS' EMOLUMENTS
                                                                              2003              2002             2001
                                                                             HK$'000           HK$'000          HK$'000
     Fees:
       Executive                                                                  --                --               --
       Non-executive                                                              --               134               --
       Independent non-executive                                                 475               400              400
                                                                             -------           -------          -------

                                                                                 475               534              400
                                                                             -------           -------          -------

     Other emoluments:
       Executive
         Salaries and other benefits                                           7,831             8,095            8,193
         Contributions to retirement benefits scheme                             698               698            1,135
         Performance-related incentive payments                                   --             2,900              664
                                                                             -------           -------          -------

                                                                               8,529            11,693            9,992
                                                                             -------           -------          -------

     Total emoluments                                                          9,004            12,227           10,392
                                                                             =======           =======          =======

     Their emoluments were within the following bands:

                                                No. of directors
                                          2003          2002         2001
                                          ----          ----         ----
      HK$Nil to HK$1,000,000                11            13           12
      HK$3,500,001 to HK$4,000,000           1             -            -
      HK$4,000,001 to HK$4,500,000           -             -            1
      HK$4,500,001 to HK$5,000,000           1             -            -
      HK$5,000,001 to HK$5,500,000           -             1            -
      HK$5,500,001 to HK$6,000,000           -             -            1
      HK$6,500,001 to HK$7,000,000           -             1            -
                                          ----          ----         ----
                                            13            15           14
                                          ====          ====         ====


     In addition to the remuneration listed above, the Group made payments to SES GLOBAL S.A. ("SES GLOBAL") and a subsidiary of CITIC Group ("CITIC", formerly known as China International Trust and Investment Corporation) the substantial shareholders of the Company throughout the year, amounting to HK$475,000 (2002: HK$400,000; 2001: HK$550,000) and HK$525,000 (2002:
     HK$400,000; 2001: HK$400,000) respectively, for certain Non-Executive Directors representing SES GLOBAL and CITIC.


8.   EMPLOYEES' EMOLUMENTS

     Of the five individuals with the highest emoluments in the Group, two (2002 and 2001: two) were Directors of the Company whose emoluments are included in note 7 above. The emoluments of the remaining three (2002 and 2001: three) individuals were as follows:

                                                    2003       2002       2001
                                                   HK$'000    HK$'000   HK$'000

     Salaries and other benefits                     8,268      8,053     7,996
     Contributions to retirement benefits scheme       687        687       671
     Performance-related incentive payments             --      2,286       896
                                                   -------    -------   -------
                                                     8,955     11,026     9,563
                                                   =======    =======   =======


     Their emoluments are within the following bands:

                                                No. of employees
                                          2003          2002         2001
                                          ----          ----         ----

     HK$2,500,001 to HK$3,000,000            1             -            1
     HK$3,000,001 to HK$3,500,000            2             1            1
     HK$3,500,001 to HK$4,000,000            -             1            1
     HK$4,000,001 to HK$4,500,000            -             1            -
                                          ----          ----         ----
                                             3             3            3
                                          ====          ====         ====

9.   TAXATION
                                                                2003            2002              2001
                                                                ----            ----              ----
                                                              HK$'000          HK$'000           HK$'000
     The charge comprises:

     Hong Kong Profits Tax
       Current year                                            38,516            40,624           32,189
       Overprovided in prior year                                  --                --          (28,503)
                                                              -------           -------          -------
                                                               38,516            40,624            3,686
                                                              -------           -------          -------

     Deferred taxation (note 22)
       Current year                                            10,140            10,225           46,734
       Attributable to a change in tax rate in Hong Kong       17,433                --               --
                                                              -------           -------          -------
                                                               27,573            10,225           46,734
                                                              -------           -------          -------
                                                               66,089            50,849           50,420
     Overseas tax                                              21,509            18,213           20,144
                                                              -------           -------          -------
                                                               87,598            69,062           70,564
                                                              =======           =======          =======

     A significant portion of the Group's profit is treated as earned outside of Hong Kong and is not subject to Hong Kong Profits Tax. Hong Kong Profits Tax is calculated at 17.5% (2002 and 2001: 16%) of the estimated assessable profit for 2003. The Profits Tax rate was increased from 16% to 17.5% with effect from the 2003/2004 year of assessment. The effect of this increase has been reflected in the calculation of current and deferred tax balances at 31st December, 2003.

     Overseas tax, including the Foreign Enterprises Income Tax in the People's Republic of China, is calculated at 5% to 20% of the gross revenue earned in certain of the overseas jurisdictions.

     Details of deferred taxation are set out in note 22.

     The Group currently has a tax case in dispute with the Indian tax authorities. Details of this are set out in note 27.

     A reconciliation between taxation shown in the consolidated statements of operations and the multiple of the applicable Hong Kong Profits Tax rate of 17.5% (2002 and 2001: 16%) and profit before taxation is as follows:

                                                                   2003              2002           2001
                                                                  HK$'000           HK$'000        HK$'000
     Tax at applicable tax rate                                     89,615            99,800        101,370
     Tax effect of income not taxable for tax purpose              (78,454)          (76,135)       (77,556)
     Tax effect of expenses not deductible for tax purpose          34,429            24,700         22,805
     Tax effect of tax losses of associates not recognised           2,734             2,189          7,597
     Overprovision in prior year                                      --                --          (28,503)
     Capital allowances on AsiaSat 4 in prior year                    --                --           25,448
     Overseas tax                                                   21,509            18,213         20,144
     Increase in opening deferred tax liability resulting
       from an increase in Hong Kong Profits Tax rate               17,433              --             --
     Other                                                             332               295           (741)
                                                                   -------           -------       --------
     Tax expense                                                    87,598            69,062         70,564
                                                                   ========          ========      ========

10.  DIVIDENDS
                                                                   2003           2002            2001
                                                                   ----           ----            ----
                                                                  HK$'000        HK$'000         HK$'000
     Interim, paid - HK$0.08 per share (2002: HK$0.06;
       2001: HK$0.06)                                              31,221         23,416         23,416

     Final, proposed - HK$0.24 per share
       (2002: HK$0.19; 2001: HK$0.14)                              93,664         74,151         54,637

     Special, proposed - Nil per share (2002: HK$0.25;
       2001: Nil)                                                      --         97,566             --
                                                                  -------        -------        -------
                                                                  124,885        195,133         78,053
                                                                  =======        =======        =======

      The final dividend of HK$0.24 per share has been proposed by the Directors and is subject to approval by the shareholders in the Annual General Meeting.


11.   EARNINGS PER SHARE

     The calculation of the basic earnings per share is based on the net profit for 2003 of HK$424,488,000 (2002: HK$554,689,000; 2001: HK$562,983,000) and
     on 390,265,500 (2002 and 2001: 390,265,500) shares in issue during the year.

     No diluted earnings per share was presented for either 2003, 2002 or 2001 as the exercise price of the Company's share options was higher than the average market price for shares for 2003, 2002 and 2001.


12.  PROPERTY, PLANT AND EQUIPMENT

     2003
     ----                                                        SATELLITES AND TRACKING FACILITIES
                                            ------------------------------------------------------------------------------------
                                                                                                    BUILDINGS
                                                 IN              UNDER                                UNDER
                                             OPERATION        CONSTRUCTION           LAND          DEVELOPMENT     BUILDINGS
                                              HK$'000           HK$'000             HK$'000           HK$'000        HK$'000
           COST
     At 1st January, 2003                    3,629,079          1,618,864             26,968          59,198             --
     Additions                                   2,155             89,768                 --          58,668             --
     Transfer                                1,666,795         (1,666,795)                --        (117,866)       117,866
     Disposals                              (1,131,000)                --                 --              --             --
                                            ----------         ----------         ----------        --------     ----------

     At 31st December, 2003                  4,167,029             41,837             26,968              --        117,866
                                            ----------         ----------         ----------        --------     ----------

     DEPRECIATION
     At 1st January, 2003                    2,103,079                 --              1,020              --             --
     Provided for the year                     219,640                 --                583              --            393
     Eliminated on disposals                (1,131,000)                --                 --              --             --
                                            ----------         ----------         ----------        --------     ----------

     At 31st December, 2003                  1,191,719                 --              1,603              --            393
                                            ----------         ----------         ----------        --------     ----------

     NET BOOK VALUES
     At 31st December, 2003                  2,975,310             41,837             25,365              --        117,473
                                            ----------         ----------         ----------        --------     ----------

                                             FURNITURE,
                                            FIXTURES AND          OFFICE              MOTOR        PLANT AND
                                              FITTINGS           EQUIPMENT           VEHICLES       MACHINERY       TOTAL
                                               HK$'000           HK$'000           HK$'000          HK$'000       HK$'000
     COST
     At 1st January, 2003                       9,151               5,637               2,954          1,690      5,353,541
     Additions                                  1,416               1,439               1,051            834        155,331
     Transfer                                      --                  --                  --             --             --
     Disposals                                     (9)               (151)               (578)            --     (1,131,738)
                                             --------           ---------          ----------       --------     ----------

     At 31st December, 2003                    10,558               6,925               3,427          2,524      4,377,134
                                             --------           ---------          ----------       --------     ----------

     DEPRECIATION
     At 1st January, 2003                       8,676               4,901               1,985          1,530      2,121,191
     Provided for the year                        292                 583                 718             68        222,277
     Eliminated on disposals                       (6)               (149)               (578)            --     (1,131,733)
                                             --------           ---------          ----------       --------     ----------

     At 31st December, 2003                     8,962               5,335               2,125          1,598      1,211,735
                                             --------           ---------          ----------       --------     ----------

     NET BOOK VALUES
     At 31st December, 2003                     1,596               1,590               1,302            926      3,165,399
                                             ========           =========          ==========       ========     ==========

     2002
     ----                                                       SATELLITES AND TRACKING FACILITIES
                                            ------------------------------------------------------------------------------------
                                                                                                            BUILDINGS
                                                 IN                 UNDER              LEASEHOLD              UNDER
                                             OPERATION          CONSTRUCTION              LAND             DEVELOPMENT
                                              HK$'000             HK$'000               HK$'000               HK$'000
     COST
     At 1st January, 2002                    3,628,442            1,222,191               26,968                  634
     Additions                                     637              396,673                   --               58,564
     Disposals                                      --                   --                   --                   --
                                            ----------           ----------           ----------            ---------

     At 31st December, 2002                  3,629,079            1,618,864               26,968               59,198
                                            ----------           ----------           ----------            ---------

     DEPRECIATION
     At 1st January, 2002                    1,938,971                   --                  437                   --
     Provided for the year                     164,108                   --                  583                   --
     Eliminated on disposals                        --                   --                   --                   --
                                            ----------           ----------           ----------            ---------

     At 31st December, 2002                  2,103,079                   --                1,020                   --
                                            ----------           ----------           ----------            ---------

     NET BOOK VALUES
     At 31st December, 2002                  1,526,000            1,618,864               25,948               59,198
                                            ----------           ----------           ----------            ---------

                                            FURNITURE,
                                           FIXTURES AND          OFFICE            MOTOR         PLANT AND
                                             FITTINGS          EQUIPMENT          VEHICLES        MACHINERY           TOTAL
                                              HK$'000           HK$'000           HK$'000          HK$'000           HK$'000
     At 1st January, 2002                      9,066             5,420             2,762            1,690          4,897,173
     Additions                                    86               258               442               --            456,660
     Disposals                                    (1)              (41)             (250)              --               (292)
                                            --------          --------          --------         --------          ---------

     At 31st December, 2002                    9,151             5,637             2,954            1,690          5,353,541
                                            --------          --------          --------         --------          ---------

     DEPRECIATION
     At 1st January, 2002                      8,105             4,297             1,571            1,468          1,954,849
     Provided for the year                       572               643               664               62            166,632
     Eliminated on disposals                      (1)              (39)             (250)              --               (290)
                                            --------          --------          --------         --------          ---------

     At 31st December, 2002                    8,676             4,901             1,985            1,530          2,121,191
                                            --------          --------          --------         --------          ---------

     NET BOOK VALUES
     At 31st December, 2002                      475               736               969              160          3,232,350
                                            --------          --------          --------         --------          ---------

     The land is situated in Hong Kong and held under a medium term lease.

     The net book value of the satellite and tracking facilities that are held for use under transponder utilisation agreements amounted to HK$2,953,547,000 (2002:HK$1,505,312,000). Depreciation charged in respect of those assets during 2003 amounted to HK$217,821,000 (2002:
     HK$162,670,000; 2001: HK$163,215,000) and accumulated depreciation in respect of those assets amounted to HK$1,187,634,000 (2002:
     HK$2,100,812,000), respectively.

     The cost of property, plant and equipment includes borrowing cost capitalised during construction of satellites and tracking facilities of approximately HK$52,872,000 (2002: HK$48,950,000).


13.  INVESTMENTS IN SUBSIDIARIES
                                                                 THE COMPANY
                                                                 -----------

                                                               2003       2002
                                                               ----       ----
                                                             HK$'000    HK$'000

         Unlisted shares in subsidiary companies, at cost    429,053    429,053
                                                            ========   ========

         The cost of the unlisted shares is based on the book value of the underlying net assets of the subsidiaries attributable to the Group as at the date on which the Company became the ultimate holding company of the Group under the Group reorganisation in 1996.

     Details of subsidiary companies and a controlled partnership at 31st December, 2003 are as follows:

                                           PLACE OF
                                        INCORPORATION/
                                         REGISTRATION/                      PERCENTAGE OF NOMINAL
                                        PRINCIPAL PLACE    CLASS OF        VALUE OF ISSUED CAPITAL
              NAME OF SUBSIDIARY         OF OPERATION     SHARE HELD         HELD BY THE COMPANY     PRINCIPAL ACTIVITY
     --------------------------------    ------------     ----------       -----------------------   ------------------
                                                                            DIRECTLY   INDIRECTLY
     AsiaSat BVI Limited                 British Virgin   Ordinary shares      100%         --       Investment holding
                                            Islands

     Asia Satellite Telecommunications      Hong Kong     Ordinary shares       --         100%      Provision of satellite
      Company Limited                                                                                transponder capacity

     Auspicious City Limited                Hong Kong     Ordinary shares       --         100%      Inactive

     Hanbury International Limited       British Virgin   Ordinary shares       --         100%      Inactive
                                            Islands

     SAT Limited                          Republic of     Ordinary shares      100%         --       Inactive
                                           Mauritius

     Sornico Limited                       Hong Kong      Ordinary shares       --         100%      Investment holding

     The First Asian Satellite             Hong Kong           N/A              --           1%      Inactive
      Leasing Limited Partnership
      (the "Partnership")

     The Company continues to control the Partnership as it is a general partner and accordingly continues to consolidate it.


14.  INVESTMENTS IN ASSOCIATES
                                                   2003            2002
                                               ----            ----
                                              HK$'000         HK$'000

     Share of net assets                           --            9,125
     Goodwill (note a)                             --            8,396
                                              -------         --------
                                                   --           17,521
                                              =======         ========


     The Group had a 36.5% equity interest in SpeedCast Holdings Limited ("SHL") as at 31st December, 2001. The Group increased its equity interest in SHL to 45.3% in 2002. The purchase consideration of the 36.5% equity interest was HK$97,500,000 while that of the additional 8.8% equity interest acquired in 2002 was HK$31,200,000. The entire HK$97,500,000 and a portion of HK$31,200,000 (amounting to HK$11,700,000) were paid in the form of satellite transponder capacity and maintenance and other support services to be provided under agreements (valued using prices in transactions with third parties with comparable terms and conditions). The Group recorded goodwill from such acquisitions of HK$12,264,000 and HK$13,000,000, respectively, for the excess of the purchase consideration over the fair value of the SHL net assets acquired. SHL consolidates the accounts of SpeedCast Limited ("SpeedCast"), a wholly owned subsidiary, and the Company's investment in SHL is accounted for using the equity method in the accompanying financial statements.

     Details of the Group's associates as at 31st December, 2003 are as follows:

                                         PLACE OF                           PERCENTAGE OF
                                      INCORPORATION/                        NOMINAL VALUE
                                       REGISTRATION/                          OF ISSUED
                                      PRINCIPAL PLACE     CLASS OF     CAPITAL INDIRECTLY HELD
     NAME OF ENTITY                    OF OPERATION      SHARE HELD        BY THE COMPANY           PRINCIPAL ACTIVITY
     --------------                    ------------      ----------    -----------------------      ------------------
     SpeedCast Holdings Limited       Cayman Islands       Ordinary              45.3%               Investment holding

     SpeedCast Limited                  Hong Kong          Ordinary              45.3%               Provision of Internet
                                                                                                     related services through
                                                                                                     satellite transponders

     Included in investments in associates is goodwill arising on acquisition of associates:

     2003                                                              HK$'000
     ----                                                              -------

     COST
     At 1st January, 2003 and at 31st December, 2003                    25,264
                                                                       -------

     AMORTISATION AND IMPAIRMENT
     At 1st January, 2003                                               16,868
     Charge for the year                                                 6,500
     Impairment loss recognised during the year                          1,896
                                                                       -------

     At 31st December, 2003                                             25,264
                                                                       -------

     CARRYING VALUE
     At 31st December, 2003                                                 --
                                                                       -------


     2002
     ----

     COST
     At 1st January, 2002                                               12,264
     Arising on acquisition during the year                             13,000
                                                                       -------

     At 31st December, 2002                                             25,264
                                                                       -------

     AMORTISATION AND IMPAIRMENT
     At 1st January, 2002                                               12,264
     Charge for the year                                                 4,604
                                                                       -------

     At 31st December, 2002                                             16,868
                                                                       -------

     CARRYING VALUE
     At 31st December, 2002                                              8,396
                                                                       =======

     Included in investments in associates is goodwill arising on acquisition of associates: - continued

     The goodwill is amortised over a period of 2 years.

     Amortisation charged to income in 2003 amounting to HK$6,500,000 (2002:
     HK$4,604,000; 2001: HK$6,132,000) has been included in the amount reported as share of results of associates in the consolidated statements of operations.


15.  LOAN RECEIVABLE FROM AN ASSOCIATE

     The amount is secured, interest bearing at 6% per annum and is repayable as follows:

                                                          2003         2002
                                                          ----         ----
                                                         HK$'000      HK$'000

     Within one year                                       3,510         --
     More than one year but not exceeding two years        3,769         --
                                                        --------     -------

                                                           7,279         --
     Less: amount shown under current assets              (3,510)        --
                                                        --------     -------

                                                           3,769          --
                                                        ========     =======

16.  TAX PREPAYMENTS

     At 31st December, 2003, tax prepayments amounting to approximately HK$24,487,000 (2002: HK$19,305,000) had been paid to the Government of India. For details, please refer to note 27.

17.  TRADE AND OTHER RECEIVABLES

                                                          2003        2002
                                                          ----        ----
                                                         HK$'000     HK$'000

     Trade receivables                                    68,118      74,430
     Other receivables                                    12,361       1,335
     Deposits and prepayments                             38,538      20,204
                                                        --------     -------

                                                         119,017      95,969
                                                        ========     =======

     The Group does not normally provide credit terms to its trade customers. The Group usually bills its trade customers quarterly in advance in accordance with its agreement. The aged analysis of trade receivables is stated as follows:
                                                          2003         2002
                                                          ----         ----
                                                         HK$'000      HK$'000

     0 to 30 days                                         32,130       32,525
     31 to 60 days                                         9,438        7,671
     61 to 90 days                                         7,443        3,619
     91 to 180 days                                       11,652       18,949
     181 days or above                                     7,455       11,666
                                                        --------      -------

     Total trade receivables                              68,118       74,430
                                                        ========      =======



18.  DEFERRED REVENUE
                                                         2003         2002
                                                        HK$'000      HK$'000
     The maturity of deferred revenue is as follows:

     Within one year                                     156,448      158,937
     More than one year but not exceeding five years     122,928      140,019
                                                        --------      -------

                                                         279,376      298,956
     Less: amount shown as current                      (156,448)    (158,937)
                                                        --------      -------

                                                         122,928      140,019
                                                        ========      =======


19.  SHARE CAPITAL
                                                                   Issued and
                                                      Authorised   fully paid
                                                      2003 & 2002  2003 & 2002
                                                        HK$'000      HK$'000

     Ordinary shares of HK$0.10 each                      55,000       39,027
                                                        ========      =======

20.  SHARE OPTION SCHEME

     SCHEME ADOPTED ON 3RD JUNE, 1996

     In accordance with the Company's share option scheme (the "1996 Scheme") adopted pursuant to a resolution passed on 3rd June, 1996, the Board of Directors of the Company may at their discretion grant options to all permanent, full-time employees of the Company and its subsidiaries, to subscribe for shares in the Company. The primary purpose of the 1996 Scheme was to provide incentives to eligible employees.

     The total number of shares in respect of which options may be granted under the 1996 Scheme (including options already exercised) was not permitted to exceed 10% of the issued share capital of the Company at any point in time. The maximum number of share options issued to any employee, based on the subscription price of the options, shall not exceed four times the annual basic salary (excluding bonuses and allowances) of that employee.

     Options granted must be taken up within 28 days from the date of grant upon payment of HK$1 per each grant of share options. An option may be exercisable up to 50% on or after the third anniversary of the date of grant, up to 75% on or after the fourth anniversary and fully on or after the fifth anniversary but before the tenth anniversary of the date of offer unless the Board of Directors specifies other periods. The exercise price was determined by the Board of Directors, and was based on the average closing price of the shares for the five trading days immediately preceding the date of grant.

     The 1996 Scheme was terminated on 25th January, 2002 pursuant to a resolution passed on that date.

     SCHEME ADOPTED ON 25TH JANUARY, 2002

     A new share option scheme (the "2002 Scheme") was adopted pursuant to a resolution passed on 25th January, 2002 for the primary purpose of attracting and retaining the best personnel for the development of the Company's businesses, and providing incentives to employees, Directors, consultants, agents, representatives and advisors, and promoting the long term financial success of the Company. The 2002 Scheme will expire on 24th January, 2012.

     Under the 2002 Scheme, the Board of Directors of the Company may at their discretion grant options to the employees, including Directors, of the Company or any company that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Company, to subscribe for shares in the Company. Options granted to a Director, chief executive or substantial shareholder of the Company or any of their respective associates must be approved by the Independent Non-Executive Directors of the Company (excluding any Independent Non-Executive Director who is also the grantee).

     No options has been granted during 2003. At 31st December, 2002, the number of shares in respect of which options had been granted under the 2002 Scheme was 7,149,500 representing 1.83% of the shares of the Company in issue at that date.

     The total number of shares in respect of which options may be granted under the 2002 Scheme and any other schemes is not permitted to exceed 30% of the issued share capital of the Company from time to time. In addition, the total number of shares in respect of which options may be granted under the 2002 Scheme and any other schemes must not, in aggregate, exceed 10% of the issued share capital of the Company at the adoption date of the 2002 Scheme, being 39,026,550 shares, without prior approval from the Company's shareholders.

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

     Options granted must be taken up within 28 days from the date of grant upon payment of HK$1 per each grant of share options. The exercise period of the share options granted under the 2002 Scheme shall be determined by the Board of Directors when such options are granted, provided that such period shall not end later than 10 years from the date of grant. The exercise price is determined by the Board of Directors, and will not be less than the higher of the closing price of the Company's shares on the date of grant, or the average closing price of the shares for the five trading days immediately preceding the date of grant, or the nominal value of a share of the Company.

     No options were granted during 2003 and 2001. Total consideration received in 2002 from employees for taking up the options granted amounted to HK$105.

     The financial impact of share options granted is not recorded in the Company's or the Group's balance sheet until such time as the options are exercised, and no charge is recognised in the consolidated statements of operations in respect of the value of options granted in the year. Upon the exercise of the share options, the resulting shares issued are recorded by the Company as additional share capital at the nominal value of shares, and the excess of the exercise price per share over the nominal value of the shares is recorded by the Company in the share premium account. Options which are lapsed or are cancelled prior to their exercise dates are deleted from the register of outstanding options.

     The following table discloses details of the Company's share options held by employees (including Directors) and movements in such holdings during years presented:

       SHARE                   OUTSTANDING                                                                  OUTSTANDING
      OPTION                       AT              GRANTED       EXERCISED     CANCELLED       LAPSED           AT
      SCHEME      OPTION      1ST JANUARY,         DURING         DURING        DURING         DURING     31ST DECEMBER,
     CATEGORY      TYPE           2003              2003           2003          2003           2003           2003
     --------     ------      ------------         -------       ---------     ---------       ------     --------------
       2002          A          1,718,500             -              --             --         (27,000)       1,691,500
       2002          B          1,838,000            --              --             --         (70,000)       1,768,000
       2002          C          3,593,000            --              --             --        (111,500)       3,481,500
                                ---------         ---------       --------      --------      --------        ---------
                                7,149,500            --              --             --        (208,500)       6,941,000
                                =========         =========       ========      ========      ========        =========

        SHARE                   OUTSTANDING                                                                OUTSTANDING
       OPTION                       AT              GRANTED       EXERCISED     CANCELLED       LAPSED         AT
       SCHEME      OPTION      1ST JANUARY,         DURING         DURING        DURING         DURING   31ST DECEMBER,
      CATEGORY      TYPE           2002              2002           2002          2002           2002         2002
      --------      ----       ------------      ----------       ---------     ---------       ------   --------------
        2002          A              --           1,718,500           --             --           --         1,718,500
        2002          B              --           1,838,000           --             --           --         1,838,000
        2002          C              --           3,718,000           --             --        (125,000)     3,593,000
        1996          D          1,718,500            --              --        (1,718,500)       --             --
        1996          E          1,838,000            --              --        (1,838,000)       --             --
                                ----------       ----------         -------     ----------     --------     ----------
                                 3,556,500        7,274,500           --        (3,556,500)    (125,000)     7,149,500
                                ==========       ==========         =======     ==========     ========     ==========

        SHARE                   OUTSTANDING                                                                OUTSTANDING
       OPTION                       AT              GRANTED       EXERCISED     CANCELLED       LAPSED         AT
       SCHEME      OPTION      1ST JANUARY,         DURING         DURING        DURING         DURING   31ST DECEMBER,
      CATEGORY      TYPE           2001              2001           2001          2001           2001         2001
      --------     ------      ------------      ----------       ---------     ---------       ------   --------------
        1996          D          1,718,500            --              --             --           --         1,718,500
        1996          E          1,863,000            --              --             --         (25,000)     1,838,000
                                ----------       ----------         -------     ----------     --------     ----------
                                 3,581,500            --              --             --         (25,000)     3,556,500
                                ==========       ==========         =======     ==========     ========     ==========

     Details of the share options held by the Directors included in the above table as follows:

       SHARE                   OUTSTANDING                                                                 OUTSTANDING
      OPTION                       AT              GRANTED       EXERCISED     CANCELLED       LAPSED          AT
      SCHEME      OPTION      1ST JANUARY,         DURING         DURING        DURING         DURING    31ST DECEMBER,
     CATEGORY      TYPE           2003              2003           2003          2003           2003          2003
     --------      ----       ------------      ----------       ---------     ---------       ------   --------------
       2002          A            651,000            --              --             --           --           651,000
       2002          B            264,000            --              --             --           --           264,000
       2002          C          1,360,000            --              --             --           --         1,360,000
                               -----------       ----------       -------      ----------     --------     ----------
                                2,275,000            --              --             --           --         2,275,000
                               -----------       ----------       -------      ----------     --------     ----------

       SHARE                   OUTSTANDING                                                                OUTSTANDING
      OPTION                       AT              GRANTED       EXERCISED     CANCELLED       LAPSED         AT
      SCHEME      OPTION      1ST JANUARY,         DURING         DURING        DURING         DURING   31ST DECEMBER,
     CATEGORY      TYPE           2002              2002           2002          2002           2002         2002
     --------      ----       ------------      ----------       ---------     ---------       ------   --------------
       2002          A              --             651,000           --             --           --           651,000
       2002          B              --             264,000           --             --           --           264,000
       2002          C              --           1,485,000           --             --        (125,000)     1,360,000
       1996          D            651,000            --              --          (651,000)       --             --
       1996          E            264,000            --              --          (264,000)       --             --
                               ----------        ---------        -------      ----------     --------     ----------
                                  915,000        2,400,000           --          (915,000)    (125,000)     2,275,000
                               ==========        =========        =======      ==========     ========     ==========

20.  SHARE OPTION SCHEME - continued

       SHARE                   OUTSTANDING                                                                 OUTSTANDING
      OPTION                       AT              GRANTED       EXERCISED     CANCELLED       LAPSED          AT
      SCHEME      OPTION      1ST JANUARY,         DURING         DURING        DURING         DURING    31ST DECEMBER,
     CATEGORY      TYPE           2001              2001           2001          2001           2001          2001
     --------      ----       ------------      ----------       ---------     ---------       ------   --------------
       1996          D            651,000            --              --             --           --           651,000
       1996          E            264,000            --              --             --           --           264,000
                               ----------        ---------        -------      ----------     --------     ----------
                                  915,000            --              --             --           --           915,000
                               ==========        =========        =======      ==========     ========     ==========

     Details of specific categories of options are as follows:
                                                                                                                          EXERCISE
     OPTION TYPE     DATE OF GRANT               VESTING PERIOD                             EXERCISE PERIOD                PRICE
     -----------     -------------               --------------                             ---------------                -----
                                                                                                                            HK$
     2002 SCHEME
     -----------
     A (Note a)   4th February, 2002              -                               4th February, 2002-25th November, 2006   17.48
     B (Note a)   4th February, 2002    4th February, 2002-30th September, 2002   1st October, 2002-30th September, 2009   17.48
     C (Note b)   4th February, 2002    4th February, 2002-3rd February, 2004     4th February, 2004-3rd February, 2012    14.35

     1996 SCHEME
     -----------
     D (Note a)   26th November, 1996   26th November, 1996-25th November, 1999   26th November, 1999-25th November, 2006  17.48
     E (Note a)   20th September, 1999  20th September, 1999-30th September, 2002 1st October, 2002-30th September, 2009   17.48

     Notes:


     a. Pursuant to a resolution passed in the special general meeting of the Company held on 25th January, 2002, the 1996 Scheme was terminated and all existing options under that scheme were cancelled. New options were issued on 4th February, 2002 under the 2002 Scheme with the same exercise price and exercise periods to replace the options granted under the 1996 Scheme.

          OPTION TYPE A

          100% between 4th February, 2002 and 25th November, 2006.

          The exercise periods of the following option types are divided into 3 tranches, as detailed below:

          OPTION TYPE D

          1. Up to 50% between 26th November, 1999 and 25th November, 2006
          2. Up to 75% between 26th November, 2000 and 25th November, 2006
          3. Up to 100% between 26th November, 2001 and 25th November, 2006

          OPTION TYPES B AND E

          1. Up to 50% between 1st October, 2002 and 30th September, 2009
          2. Up to 75% between 1st October, 2003 and 30th September, 2009
          3. Up to 100% between 1st October, 2004 and 30th September, 2009


     b. Additional share options were issued on 4th February, 2002 under the 2002 Scheme.

          The exercise period is divided into 3 tranches, as detailed below:

          OPTION TYPE C

          1. Up to 25% between 4th February, 2004 and 3rd February, 2012
          2. Up to 50% between 4th February, 2005 and 3rd February, 2012
          3. Up to 100% between 4th February, 2006 and 3rd February, 2012

21. RESERVES - THE COMPANY

                                              SHARE         CONTRIBUTED      RETAINED
                                             PREMIUM          SURPLUS         PROFITS         TOTAL
                                             -------         --------        --------        --------
                                             HK$'000          HK$'000         HK$'000         HK$'000
     At 1st January, 2001                      4,614          390,053            323          394,990
     Final dividend for 2000 paid               -                -           (54,637)         (54,637)
     Interim dividend for 2001 paid             -                -           (23,416)         (23,416)
     Profit for the year                        -                -            79,489           79,489
                                             -------         --------       --------         --------

     At 31st December 2001 and
       1st January, 2002                       4,614          390,053          1,759          396,426
     Final dividend for 2001 paid               -                -           (54,637)         (54,637)
     Interim dividend for 2002 paid             -                -           (23,416)         (23,416)
     Profit for the year                        -                -            79,130           79,130
                                             -------         --------       --------         --------

     At 31st December, 2002 and
       1st January, 2003                       4,614          390,053          2,836          397,503
     Final dividend for 2002 paid               -                -           (74,151)         (74,151)
     Special dividend for 2002 paid             -                -           (97,566)         (97,566)
     Interim dividend for 2003 paid             -                -           (31,221)         (31,221)
     Profit for the year                        -                -           202,578          202,578
                                             -------         --------       --------         --------
     At 31st December, 2003                    4,614          390,053          2,476          397,143
                                             =======         ========       ========         ========

     The contributed surplus represents the difference between the consolidated shareholders' funds of the subsidiaries at the date at which they were acquired by the Company and the nominal amount of the Company's shares issued for the acquisition at the time of the Group reorganisation prior to the listing of the Company's shares in 1996.

     Under the Companies Act 1981 of Bermuda (as amended), the contributed surplus account of the Company is available for distribution. However, the Company cannot declare or pay a dividend, or make a distribution out of the contributed surplus if:

     (a) it is, or would after the payment be, unable to pay its liabilities as they become due; or

     (b) the realisable value of its assets would thereby be less than the aggregate of its liabilities and its issued share capital.

     In the opinion of the Directors, as at 31st December, 2003, the Company's reserves available for distribution consisted of the contributed surplus of HK$390,053,000 (2002: HK$390,053,000) and retained profits of HK$2,476,000
     (2002: HK$2,836,000).

22.  DEFERRED TAXATION

     The following are the major deferred tax liabilities and asset recognised by the Group and movements thereon during the current and prior reporting periods:

                                                    ACCELERATED
                                                         TAX
                                                    DEPRECIATION          OTHERS         TAX LOSS           TOTAL
                                                    ------------         --------         --------        ---------
                                                       HK$'000            HK$'000         HK$'000           HK$'000

     Balance at 1st January, 2001                      128,990                --             --            128,990
     Charge (credit) to income (note 9)                 48,753            (2,019)            --             46,734
                                                     ---------          --------         ---------        --------

     Balance at 31st December, 2001
       and at 1st January, 2002                        177,743            (2,019)            --            175,724
     Charge to income (note 9)                           8,206             2,019             --             10,225
                                                     ---------          --------         ---------        --------

     Balance at 31st December, 2002
       and at 1st January, 2003                        185,949                --             --            185,949
     Charge (credit) to income (note 9)                 10,527              (311)           (76)            10,140
     Effect of change in tax rate charge
       to income (note 9)                               17,433                --             --             17,433
                                                     ---------          --------         ---------        --------

     Balance at 31st December, 2003                    213,909              (311)           (76)           213,522
                                                     =========          ========         =========        ========

     For the purposes of balance sheet presentation, certain deferred tax assets and liabilities have been offset in accordance with the conditions set out in SSAP 12 (Revised). The following is the analysis of the deferred tax balances for financial reporting purposes:

                                                       2003              2002
                                                       ----              ----
                                                     HK$'000           HK$'000

     Deferred tax liabilities                        213,598           185,949
     Deferred tax asset                                  (76)                -
                                                     -------           -------
                                                     213,522           185,949
                                                     =======           =======


23.  MAJOR NON-CASH TRANSACTIONS

     In 2002, the Company increased its interest in SpeedCast Holdings Limited, which is the holding company of SpeedCast Limited, from 36.5% to 45.3% for HK$31,200,000 (US$4,000,000), of which HK$11,700,000 (US$1,500,000) was in the form of the provision of transponder capacity.

     There was no major non-cash transaction during 2003 and 2001.

24.  OPERATING LEASES

     THE GROUP AS LESSEE

     Minimum lease payment paid under operating leases during the years presented:

                                   2003              2002             2001
                                   ----              ----             ----
                                  HK$'000           HK$'000          HK$'000

     Premises                       5,965             6,390            6,793


     At the balance sheet dates, the Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

                                                    2003               2002
                                                    ----               ----
                                                   HK$'000            HK$'000

     Within one year                                5,339               5,689
     One to two years                               1,847               4,417
     Two to three years                                --               1,247
                                                  -------             -------
                                                    7,186              11,353
                                                  =======             =======


     Operating lease payments represent rental payable by the Group for certain of its office and residential premises. Leases are negotiated for an average term of two years.

     THE GROUP AS LESSOR

     Income from the provision of satellite transponder capacity during 2003 was HK$880,375,000 (2002: HK$936,114,000; 2001: HK$956,695,000). The satellite transponder capacity held has committed tenants for a range of one to ten years.

     At the balance sheet dates, the Group had contracted with customers for the following future minimum lease payments:

                                                    2003               2002
                                                    ----               ----
                                                   HK$'000            HK$'000

     Within one year                                815,641            786,157
     One to two years                               658,364            657,188
     Two to three years                             482,654            504,396
     Three to four years                            375,300            361,138
     Four to five years                             295,014            329,463
     Thereafter                                   1,093,010          1,390,753
                                                 ----------         ----------
                                                  3,719,983          4,029,095
                                                 ==========         ==========

25.  CAPITAL COMMITMENTS

     In 2002, the Group entered into agreements with independent third parties for the construction of a satellite earth station. The estimated total cost for the satellite earth station is HK$241,379,000. At 31st December, 2003, the capital commitments in respect of the satellite earth station and other assets were as follows:

                                                                            2003              2002
                                                                            ----              ----
                                                                          HK$'000           HK$'000
     AsiaSat 4
       Contracted for but not provided in the financial statements             --           116,473
       Authorised but not contracted for                                       --            11,863
     A satellite earth station
       Contracted for but not provided in the financial statements         21,130           101,665
       Authorised but not contracted for                                   28,114            55,369
     Other assets
       Contracted for but not provided in the financial statements            168               483
                                                                         --------          --------
                                                                           49,412           285,853
                                                                         ========          ========

26.  RETIREMENT BENEFITS SCHEME

     The Group participates in both a defined contribution scheme which is registered under the Occupational Retirement Ordinance (ORSO Scheme) and a Mandatory Provident Fund Scheme (the MPF Scheme) established under the Mandatory Provident Fund Ordinance. The schemes cover all eligible employees and all eligible employees are offered a choice of joining the ORSO Scheme or the MPF Scheme.

     The ORSO Scheme provides for participant contributions of 5% of salary and Group contributions of between 7.5% and 15% of salary depending on length of service and the participant's position in the Group. Participants vest in Group contributions incrementally over 10 years.

     The MPF Scheme is available to all employees aged 18 to 64 with at least 60 days of service in the employment of the Group in Hong Kong. Contributions are made by the Group at 5% based on the staff's relevant income with a cap of HK$1,000 per month. The maximum relevant income for contribution purposes contributed by employee is 5% of the monthly income. Staff members are entitled to 100% of the Group's contributions together with accrued returns irrespective of their length of service with the Group, but the benefits are required by law to be preserved until the retirement age of 65.

     The assets of the schemes are held separately from those of the Group, in funds under the control of trustees.

27.  CONTINGENT LIABILITIES

     Under Indian tax regulations, the Group may be subject to Indian income tax on revenues received by the Group in respect of income from provision of satellite transponder capacity to the Group's customers for purposes of those customers carrying on business in India or earning income from any source in India.

     The Indian tax authorities have assessed the Group (including interest as of 21st March, 2001) for income tax for each of the following assessment years:

                               APPROXIMATE INCOME TAX ASSESSED
                               -------------------------------

     ASSESSMENT YEAR         AMOUNT (HK$ MILLION)         AMOUNT (INR MILLION)
     ---------------         --------------------         --------------------
         1997-98                      20                            115
         1998-99                      23                            141
         1999-00                      22                            127
         2000-01                      14                            84
         2001-02                      29                            171

     No assessment has yet been made for the 2002-2003 or 2003-2004 assessment years.

     The Indian tax authorities initiated tax recovery measures against the Group in January 2002. In order to expedite the legal proceedings in India and obtain a stay of recovery measures, the Group made a tax payment totalling approximately HK$19 million (INR120 million) to the Government of India in 2002.

     The Income Tax Appellate Tribunal ("the Tribunal") in the appeal filed for the assessment year 1997-1998 held that the Group is liable for Indian income tax under certain circumstances. The Tribunal directed Indian tax authorities to make a fresh computation of the taxable income. Pursuant to the order of the Tribunal, the tax authorities have prepared a revised computation of tax due on 30th May, 2003. The revised assessment is approximately HK$20 million (INR115 million). The Group does not believe that it is liable for the Indian income tax as held by the Tribunal and has filed an appeal against the Tribunal's decision. The tax authorities have also filed an appeal against the Tribunal's decision. Both the appeals have been admitted by the High Court. In addition, the Group has filed appeals of each of the assessment years 1998-99 to 2001-02.

     In order to obtain a stay of recovery proceedings, the Group made a further payment of approximately HK$5 million (INR30 million) during 2003. An additional payment of approximately HK$22 million (INR128 million) was made subsequent to 31st December, 2003.

     In addition, based on the general principles set forth by the Tribunal, the amount of income taxable in India depends on the payment made by the Group's customers to the Group for the purposes of those customers carrying on business in India or earning income from any source in India. As such information is proprietary in nature and has not been provided by the Group's customers, the Group cannot reasonably estimate the taxable income. Furthermore, the Group believes it has a reasonable likelihood of success with respect to its appeal. Accordingly, no provision has been recognised for Indian income tax in the Group's financial statements.

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

28.  PLEDGE OF ASSETS

     On 24th November, 2000, the Group signed an agreement for a US$250 million loan facility with a consortium of banks to finance the construction of AsiaSat 4 and AsiaSat 5. The loan facility is secured by an assignment of all rights, title, benefits and interest in the insurance and transponder receipts of the existing satellites and a fixed and floating charge over the assets of the Group. The interest rate of this loan is floating and based on London InterBank Offered Rate ("LIBOR") plus margin between 1.00% to 1.25% per annum depending on certain financial ratios achieved by the Group. Borrowings under the loan are repayable in five equal bi-annual repayments of principal and interest commencing in November 2003. In addition, the loan agreement contains certain financial covenants, which, among other things, requires the Group to maintain a certain level of net assets and cash flow ratios, and restricts dividend payments and the Group's amount of borrowings and liabilities.

     The loan facility had a period of three years for drawdown that expired on 24th November, 2003. Since no drawdown was ever made, the loan facility automatically lapsed on 24th November, 2003. Accordingly, the securities pledged to the loan facility are being released.


29.  RELATED PARTY TRANSACTIONS

     The Group has entered into an agreement for provision of transponder capacity to a subsidiary of CITIC. CITIC is a substantial shareholder of the Company throughout the years presented. The total amount of revenue recognised by the Group for 2003 under this agreement was approximately HK$3,782,000 (2002: HK$4,095,000; 2001: HK$$3,832,000). In addition, the
     Group has entered into an agreement with CITIC Technology Company Limited, a subsidiary of CITIC, for collecting money from China customers on behalf of the Company. During 2003, the Group has recognised an agency fee of approximately HK$719,000 (2002: HK$1,611,000; 2001: Nil) under this agreement. Included in trade and other receivables was an amount of approximately HK$11,826,000 (2002: HK$983,000) due from CITIC Technology Company Limited, and included in other payables and accrued expenses was an amount of approximately HK$433,000 (2002: HK$519,000) due to CITIC Technology Company Limited.

     Other than that disclosed in note 15, during 2003, the Group recognised income from provision of satellite transponder capacity from its associate, SpeedCast, amounting to approximately HK$20,829,000 (2002: HK$20,177,000; 2001: HK$19,547,000). In addition, the Group recognised interest income on the loan receivable from SpeedCast amounting to approximately HK$86,000 (2002 and 2001: Nil). At 31st December, 2003, trade and other receivables included an amount of approximately HK$1,951,000 (2002: Nil) due from SpeedCast.

     During 2003, a consultancy fee, amounting to HK$390,000 (2002: HK$678,000; 2001: Nil) was paid to SES Astra S.A., a wholly-owned subsidiary of SES GLOBAL. SES GLOBAL was a substantial shareholder of the Company throughout the years presented. In addition, in 2002, the Group recognised income from provision of satellite transponder capacity amounting to approximately HK$162,000 (2001: Nil) from SES AMERICOM, a wholly-owned subsidiary of SES GLOBAL.

     In addition to the above, the Group made payments to SES GLOBAL and a subsidiary of CITIC amounting to HK$475,000 (2002: HK$400,000; 2001:
     HK$559,000) and HK$525,000 (2002 and 2001: HK$400,000) respectively, for certain non-executive directors representing SES GLOBAL and CITIC.

     The above transactions are entered into on terms determined and agreed by the Group and the relevant parties.

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

30. SUMMARY OF DIFFERENCES BETWEEN HONG KONG ("HK") AND UNITED STATES ("US") GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP")

     The accompanying consolidated financial statements are prepared in accordance with HK GAAP, which differs in significant respects from US GAAP as follows:

     (a)    Capitalisation of interest and other borrowing costs

            Under HK GAAP, interest on bank loans and related costs of obtaining the loans (including costs incurred in connection with loan facilities) taken out to finance construction of satellites is capitalised during the period of construction. Under US GAAP, the interest capitalised is computed by applying an average borrowing rate of outstanding debt to the total amount of qualifying assets under construction, not to exceed total interest costs incurred.

            In addition, under US GAAP, certain related borrowing costs payable to lenders are excluded from the amounts capitalised.

     (b)    Amortisation and impairment loss of goodwill

            Under HK GAAP, goodwill is amortised on a systematic basis over its useful life. Under US GAAP, effective from 1st January, 2002, goodwill is: (i) no longer amortised, (ii) assigned to a reporting unit, and (iii) tested for impairment at least annually using fair value if indicators of impairment arise. Prior to 1st January, 2002, goodwill was amortised under US GAAP.

     (c)    Interest income

            Under HK GAAP, interest income is included in profit from operations. Under US GAAP, interest income is excluded from operating income and is included in net income as other income.

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

30. SUMMARY OF DIFFERENCES BETWEEN HONG KONG ("HK") AND UNITED STATES ("US") GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") - continued

     The following table summarises the effect on profit of differences between HK GAAP and US GAAP:

                                                                 YEAR ENDED 31ST DECEMBER,
                                                                 -------------------------
                                                      2003           2003           2002        2001
                                                      ----           ----           ----        ----
                                                     US$'000       HK$'000        HK$'000     HK$'000
                                                    (Note 1)
   Profit for the year as reported under
     HK GAAP                                          54,422       424,488        554,689     562,983
   US GAAP material adjustments:
     Capitalisation of interest and
       borrowing costs including effects
       of its amortisation                            (1,510)      (11,780)       (23,051)       (577)
     Amortisation and impairment loss
       of goodwill                                      (591)       (4,604)         4,604          --
     Tax effect of material adjustments                   19           151          1,844          46
                                                      ------       -------        -------     -------

   Profit for the year under US GAAP                  52,340       408,255        538,086     562,452
                                                      ======       =======        =======     =======

   Basic and diluted earnings per share
     under US GAAP                                      0.13          1.05           1.38        1.44
                                                      ======       =======        =======     =======

   Basic and diluted earnings per
     American Depository Share ("ADS")
     under US GAAP (Note 2)                             1.34         10.46          13.79       14.41
                                                      ======       =======        =======     =======

   Shares used in computation of basic
     and diluted earnings per share
     (in thousands)                                  390,266       390,266        390,266     390,266
                                                      ======       =======        =======     =======

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

30. SUMMARY OF DIFFERENCES BETWEEN HONG KONG ("HK") AND UNITED STATES ("US") GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") - continued

     The following table summarises the effect on shareholders' equity of the differences between HK GAAP and US GAAP:

                                                                          AT 31ST DECEMBER,
                                                                          -----------------
                                                                  2003          2003        2002
                                                                  ----          ----        ----
                                                                 US$'000       HK$'000     HK$'000
                                                                 (Note 1)
   Shareholders' equity as reported under HK GAAP                457,470      3,568,266   3,346,716

   US GAAP material adjustments:
     Capitalisation of interest and borrowing costs
       including effect of its amortisation                        7,501         58,507      70,287
     Amortisation and impairment loss of goodwill                     --             --       4,604
     Tax effect of material adjustments                           (1,186)        (9,243)     (9,394)
                                                                 -------      ---------   ---------

   Shareholders' equity under US GAAP                            463,785      3,617,530   3,412,213
                                                                 =======      =========   =========

   The changes in shareholders' equity based on US GAAP are as follows:

   Balance, beginning of year                                    437,463      3,412,213   2,952,180
   Transactions during the year:
     i) Net income                                                52,340        408,255     538,086
    ii) Dividends paid                                           (26,018)      (202,938)    (78,053)
                                                                 -------      ---------   ---------

   Balance, end of year                                          463,785      3,617,530   3,412,213
                                                                 =======      =========   =========


   Notes:

   1. The translations of Hong Kong dollar amounts into United States dollars are for convenience only and have been made at a rate of HK$7.8 to US$1, the approximate rate of exchange at 31st December, 2003. Such translations should not be construed as representations that Hong Kong dollar amounts could be converted into United States dollars at that or any other rate.

   2.   One ADS is equivalent to 10 ordinary shares.

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

30. SUMMARY OF DIFFERENCES BETWEEN HONG KONG ("HK") AND UNITED STATES ("US") GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") - continued

     A reconciliation of the significant balance sheet accounts under HK GAAP and to the amounts determined under US GAAP is as follows:

                                                                           AS AT 31ST DECEMBER,
                                                                           --------------------
                                                                     2003         2003         2002
                                                                     ----         ----         ----
                                                                    US$'000      HK$'000      HK$'000
   Property, plant and equipment
     Amount under HK GAAP                                           405,820     3,165,399    3,232,350
     US GAAP adjustments - Capitalisation of interest and
       borrowing costs including effect of its amortisation           7,501        58,507       70,287
                                                                    -------     ---------    ---------

     Amount under US GAAP                                           413,321     3,223,906    3,302,637
                                                                    =======     =========    =========

   Investments in associates
     Amount under HK GAAP                                                --            --       17,521
     US GAAP adjustments - Amortisation and
       impairment loss of goodwill                                       --            --        4,604
                                                                    -------     ---------    ---------

     Amount under US GAAP                                                --            --       22,125
                                                                    =======     =========    =========

   Deferred tax liabilities
     Amount under HK GAAP                                            27,384       213,598      185,949
     US GAAP adjustments - Tax effect of material
       adjustments                                                    1,185         9,243        9,394
                                                                    -------     ---------    ---------

     Amount under US GAAP                                            28,569       222,841      195,343
                                                                    =======     =========    =========


     The amounts of total assets determined using US GAAP, as a result of the foregoing adjustments, are HK$4,215,727,000 (US$540,478,000) and HK$4,011,246,000 as of 31st December, 2003 and 2002, respectively. The amounts of total liabilities (excluding minority interests) determined using US GAAP, as a result of the foregoing adjustments, are HK$597,705,000 (US$76,629,000) and HK$598,541,000 as of 31st December, 2003 and 2002,
     respectively.

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

30. SUMMARY OF DIFFERENCES BETWEEN HONG KONG ("HK") AND UNITED STATES ("US") GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") - continued

     A reconciliation of major captions of cash flows under HK GAAP to US GAAP is as follows:

                                                                                AS AT 31ST DECEMBER,
                                                                                --------------------
                                                             2003              2003              2002           2001
                                                             ----              ----              ----           ----
                                                           US$'000           HK$'000           HK$'000        HK$'000
   Net cash generated from operating activities
       Amount under HK GAAP                                  80,453          627,534           809,585        720,782
       US GAAP adjustments:
         Interest received                                      623            4,858             6,291          6,789
         Cost of raising bank borrowing facilities             (891)          (6,951)           (8,337)       (16,217)
                                                            -------         --------           -------        -------

     Amount under US GAAP                                    80,185          625,441           807,539        711,354
                                                            =======         ========           =======        =======

   Net cash used in investing activities
     Amount under HK GAAP                                   (21,095)        (164,536)         (453,395)      (599,061)
     US GAAP adjustment:
       Interest received                                       (623)          (4,858)           (6,291)        (6,789)
                                                            -------         --------           -------        -------

     Amount under US GAAP                                   (21,718)        (169,394)         (459,686)      (605,850)
                                                            =======         ========           =======        =======

   Net cash used in financing activities
     Amount under HK GAAP                                   (26,909)        (209,889)          (86,390)       (94,270)
     US GAAP adjustment:
       Cost of raising bank borrowing facilities                891            6,951             8,337         16,217
                                                            -------         --------           -------        -------

     Amount under US GAAP                                   (26,018)        (202,938)          (78,053)       (78,053)
                                                            =======         ========           =======        =======


     The reclassification for US GAAP consolidated statements of cash flows pertains to interest received and costs for bank borrowing facilities which are presented as investing and financing activities under HK GAAP, respectively (as opposed to operating activities and investing activities under US GAAP, respectively).

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

30. SUMMARY OF DIFFERENCES BETWEEN HONG KONG ("HK") AND UNITED STATES ("US") GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") - continued

     Additional disclosures as required by US GAAP:

     (a) The Company's comprehensive income represents its net income for all the years presented.

     (b) The Company applies Accounting Principles Board ("APB") Opinion No. 25, "ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES", and related Interpretations in accounting for options granted under the 1996 Scheme and 2002 Scheme (see Note 20). No compensation cost has been recognised on options granted under the 1996 Scheme and the 2002 Scheme.

           The Company, on 8th September, 1999, cancelled 2,161,000 share options (granted under the 1996 Scheme) exercisable from November 26, 1999 to November 25, 2006 at an exercise price of HK$19.00 per share. The Company had, simultaneous to the cancellation, issued 2,022,000 replacement share options to the same employees with similar exercise period but at a lower exercise price of HK$17.48 per share. The 139,000 share options cancelled but not replaced were those share options held by resigned employees. There was no change in the number of shares to be issued to satisfy the exercise of the replacement share options. The Company, through 31st December, 2001, did not account for the option modification under a variable plan accounting that would have been required under Financial Accounting Standards Board Interpretation No. 44, "ACCOUNTING FOR CERTAIN TRANSACTIONS INVOLVING STOCK COMPENSATION". There would be no impact on the Company's 2001 consolidated financial statements and on 2002 and 2003 consolidated financial statements when the Company accounted for the option modification under a variable plan required under FIN 44 as the fair value of the underlying shares was less than the exercise price of the share options as at 31st December, 2001, 2002 and 2003, respectively.


           Had compensation cost for the Company's share option schemes been determined based on the fair value at the grant dates for awards under the share option schemes consistent with the method of Statement of Financial Accounting Standards ("SFAS") No. 123 "ACCOUNTING FOR STOCK-BASED COMPENSATION", the Company's net income and earnings per share would have been as follows:

                                                               2003             2002              2001
                                                               ----             ----              ----
                                                              HK$'000          HK$'000           HK$'000

           Net income as reported under US GAAP                408,255           538,086          562,452
           Add: Stock compensation as reported                      --                --               --
           Less: Stock compensation determined using
                      the fair value method                    (10,952)          (14,351)          (6,969)
                                                           -----------       -----------      -----------

           Pro forma net income under US GAAP                  397,303           523,735          555,483
                                                           ===========       ===========      ===========

           Shares used in computation                      390,265,500       390,265,500      390,265,500
                                                           ===========       ===========      ===========

           Net income per share under US GAAP:
             Basic and diluted, as reported                       1.05              1.38             1.44
                                                           ===========       ===========      ===========

             Basic and diluted, pro forma                         1.02              1.34             1.42
                                                           ===========       ===========      ===========

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

30. SUMMARY OF DIFFERENCES BETWEEN HONG KONG ("HK") AND UNITED STATES ("US") GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") - continued

           The weighted average fair value of options granted during 2002 (Option Types A, B and C) was HK$8, using the Black-Scholes option-pricing model based on the following assumptions:

           Expected life of options                             10 years
           Expected volatility                                       51%
           Risk-free rate                                          5.99%
           Expected annual dividend yield                          1.62%

           The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the volatility of share price. Because changes in subjective input assumptions can materially affect the fair value estimate, in the directors' opinion, the existing model does not necessarily provide a reliable single measure of the fair value of the share options.

           Share option with Option Types A and B issued in 2002 represent replacement share options to Option Types D and E, respectively. There would be no impact on pro forma net income, assuming SFAS No. 123 is used with respect to issuance of the replacement share options as the fair value of share options prior to and subsequent to the replacement remained the same.

           Compensation expense resulting from the fair value method of SFAS No. 123 may not be representative of compensation expense to be incurred on a pro forma basis in future years.

           A summary of the status of the Company's 2002 Scheme and 1996 Scheme as of 31st December, 2003, 2002 and 2001, and changes during the years then ended is presented below:

                                                    2003                        2002                     2001
                                            ---------------------   --------------------------   -----------------------
                                                        WEIGHTED-                    WEIGHTED-                 WEIGHTED-
                                                         AVERAGE                      AVERAGE                   AVERAGE
                                                        EXERCISE                     EXERCISE                  EXERCISE
                                             SHARES       PRICE         SHARES         PRICE        SHARES       PRICE
                                             ------       -----         ------         -----        ------       -----
                                                           HK$                          HK$                       HK$
           Outstanding, beginning of year   7,149,500      15.91      3,556,500        17.48      3,581,500       17.48
           Granted                                 --         --      7,274,500        15.88             --          --
           Exercised                               --         --             --           --             --          --
           Forfeited/cancelled/lapsed        (208,500)     15.81     (3,681,500)       17.37        (25,000)      17.48
                                            ---------      -----      ---------        -----      ---------       -----
           Outstanding, end of year         6,941,000      15.91      7,149,500        15.91      3,556,500       17.48
                                            =========      =====      =========        =====      =========       =====

           Options exercisable at year-end  3,017,500      17.48      2,637,500        17.48      1,718,500       17.48
                                            =========      =====      =========        =====      =========       =====

           Weighted-average fair value of
             options granted during the year                 N/A                        8.00                        N/A

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

30. SUMMARY OF DIFFERENCES BETWEEN HONG KONG ("HK") AND UNITED STATES ("US") GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") - continued

           The following table summarises information on the 2002 Scheme and 1996 Scheme outstanding at 31st December, 2003:

                            OPTIONS OUTSTANDING                             OPTIONS EXERCISABLE
           ------------------------------------------------      -------------------------------
                                                 WEIGHTED
                                                  AVERAGE
                                                 REMAINING
                                NUMBER          CONTRACTUAL                             NUMBER
           EXERCISE PRICE     OF OPTIONS           LIFE          EXERCISE PRICE       OF OPTIONS
           --------------     ----------           ----          --------------       ----------
           HK$14.35            3,481,500        8.09 years       HK$14.35                    --
           HK$17.48            3,459,500        4.36 years       HK$17.48             3,017,500
                               ---------        ----------                            ---------

                               6,941,000        6.23 years                            3,017,500
                               =========        ==========                            =========

     (c)   Recent changes in accounting standards

           On 30th April, 2002, the FASB issued SFAS No. 145, "RESCISSION OF SFAS NO. 4, 44, AND 64, AMENDMENT OF SFAS NO. 13, AND TECHNICAL CORRECTIONS", to update, clarify, and simplify certain existing accounting pronouncements. Specifically, SFAS 145:

           o Rescinds SFAS No. 4, "REPORTING GAINS AND LOSSES FROM EXTINGUISHMENT OF DEBT", an amendment of APB Opinion No. 30, and SFAS No. 64, "EXTINGUISHMENTS OF DEBT MADE TO SATISFY SINKING-FUND REQUIREMENTS", which amended SFAS No. 4, as these two standards required that all gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item. Consequently, such gains and losses will now be classified as extraordinary only if they meet the criteria for extraordinary treatment set forth in APB Opinion 30, "Reporting the Results of Operations - REPORTING THE EFFECTS OF DISPOSAL OF A SEGMENT OF A BUSINESS, AND EXTRAORDINARY, UNUSUAL AND INFREQUENTLY OCCURRING EVENTS AND TRANSACTIONS".

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

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

30. SUMMARY OF DIFFERENCES BETWEEN HONG KONG ("HK") AND UNITED STATES ("US") GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") - continued

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

            In June 2002, the FASB issued SFAS No. 146, "ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES". This statement requires that a liability for a cost associated with an exit or disposal activity be recognised when the liability is incurred. Under Emerging Issue Task Force ("EITF") Issue 94-3, a liability for an exit cost was recognised at the date of an entity's commitment to an exit plan. A fundamental conclusion reached by the Board in this statement is that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. Therefore, this statement eliminates the definition and requirements for recognition of exit costs in EITF Issue 94-3. This statement also established that fair value is the objective for initial measurement of the liability and the liability should be measured initially at fair value only when the liability is incurred. The Company adopted SFAS No. 146 on 1st January, 2003, and determined that there was no significant impact on the Company.

            On 31st December, 2002, the FASB issued SFAS No. 148, "ACCOUNTING FOR STOCK-BASED COMPENSATION--TRANSITION AND DISCLOSURE - AN AMENDMENT OF FASB STATEMENT NO. 123 ", which amends SFAS No. 123, "ACCOUNTING FOR STOCK-BASED COMPENSATION". SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent and more frequent disclosures in financial statements of the effects of stock-based compensation. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after 15th December, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after 15th December, 2002. The Company adopted this SFAS on 1st January, 2003 and determined that there was no significant impact on the Company's financial statements.

            In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities". The statement amends and clarifies accounting for derivative instruments, including certain derivatives instruments embedded in other contracts and for hedging activities under SFAS No. 133. This Statement is generally effective for contracts entered into or modified after June 30, 2003. The Company adopted SFAS No. 149 on 1st July, 2003, and determined that there was no significant impact on the Company.

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

30. SUMMARY OF DIFFERENCES BETWEEN HONG KONG ("HK") AND UNITED STATES ("US") GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") - continued

            In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". The statement establishes standards for how an issuer classifies and measures certain financial instruments. This statement is effective for financial instruments entered into or modified after 31st May, 2003 and otherwise is effective at the beginning of the first interim period beginning after 15th June, 2003. The statement requires that certain financial instruments that, under previous guidance, could be accounted for as equity is classified as liabilities, or assets in some circumstances. This statement does not apply to features embedded in a financial instrument that is not a derivative in its entirety. The statement also requires disclosures about alternative ways of settling the instruments and the capital structure of entities whose shares are mandatorily redeemable. The Company will be required to adopt this standard during the year ending 31st December, 2004. Management is assessing, but has not yet determined, the impact that SFAS No. 150 will have, if any, on its financial position and results of operations.

            In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, "GUARANTOR'S ACCOUNTING AND DISCLOSURE REQUIREMENTS FOR GUARANTEES, INCLUDING INDIRECT GUARANTEES OF INDEBTEDNESS OF OTHERS". The interpretation elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognise an initial liability for the fair value, or market value, of the obligations it assumes under the guarantee and must disclose that information on its interim and annual financial statements. The provisions related to recognising a liability at inception of the guarantee for the fair value of the guarantor's obligations does not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after 31st December, 2002. The Company adopted FIN No. 45 on 1st January, 2003. There is no material impact on the consolidated financial statements.

            In January 2003, the FASB released FIN No. 46 "Consolidation of Variable Interest entities". FIN No. 46 requires that an entity meeting the definition of a variable interest entity ("VIE") be consolidated by any entity that meets the definition of being the primary beneficiary. The primary beneficiary is the entity that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns or both. In order to make that determination, an entity needs to consider the rights and obligations conveyed by its variable interests and their relationship to the variable interests held by other parties.

            This Interpretation applies immediately to variable interest entities created after 31st January, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after 15th June, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before 1st February, 2003. The Interpretation applies to public enterprises as of the beginning of the applicable interim or annual period or annual period, and it applies to nonpublic enterprises as of the end of the applicable annual period.

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

30. SUMMARY OF DIFFERENCES BETWEEN HONG KONG ("HK") AND UNITED STATES ("US") GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") - continued

             This Interpretation may be applied prospectively with a
            cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of beginning of the first year restated. The Company will be required to adopt this standard for the year ending 31st December, 2004. Management is assessing, but has not yet determined, the impact that FIN No. 46 will have, if any, on its financial position and results of operations.

     (d) Details of the movements of the allowance for doubtful accounts for the years ended 31st December, 2003, 2002 and 2001 are as follows:

                                                 2003         2002        2001
                                                 ----         ----        ----
                                                HK$'000      HK$'000     HK$'000


            At beginning of year                 15,012         3,612      3,612
            Bad debt expense                         --        11,708         --
            Bad debt recovered                   (6,279)           --         --
            Amount written off                   (3,193)         (308)        --
                                                 ------        ------      -----

            At end of year                        5,540        15,012      3,612
                                                 ======        ======      =====


     (e)    Major customers

            The Company has one customer accounting for 10% or more of its service revenue. Service revenue from such customer represents 24.9%, 23.5% and 23.0% of revenues in 2003, 2002 and 2001, respectively.

     (f)    Income tax

            The Company is subject to Hong Kong Profits Tax on its operations deemed to be located in Hong Kong. It is also subject to an overseas tax on its operations in certain overseas jurisdictions.

            The components of profit from operations are as follows:

                                                 2003         2002        2001
                                                 ----         ----        ----
                                                HK$'000     HK$'000     HK$'000


            Hong Kong                           195,776     232,916    259,242
            Overseas                            336,860     404,514    427,934
                                                -------     -------    -------
                                                532,636     637,430    687,176
                                                =======     =======    =======

     (g)    Fair value of financial instruments


            The carrying value of cash and cash equivalents, other receivables, other payables and customer deposits approximates fair value because of the relatively short maturities of these financial instruments. It is not practical to determine the fair value of unbilled rental receivable as it involves high volume of transactions.

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

30. SUMMARY OF DIFFERENCES BETWEEN HONG KONG ("HK") AND UNITED STATES ("US") GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") - continued

     (h)    Concentration of credit risk

            Financial instruments which potentially subject the Company to concentrations of credit risks consist principally of cash and cash equivalents and trade accounts receivable. The Company believes that no significant credit risk exists relative to cash and cash equivalents as substantially all of these financial instruments are held in the form of term deposits at a major bank.

            The Company performs on-going credit evaluations of its customers. The Company believes that no significant credit risk exists for these assets as credit losses, when realised, is expected to be within the range of management's expectations.

     (i)    Concentration - industry and major customers

            The Company's revenues were derived from the following markets:

                                                        2003       2002     2001
                                                        ----       ----     ----

            Broadcasting                                70.4%      68.3%   66.8%

            Telecommunications,
              Internet and Multimedia                   29.6%      31.7%   33.2%

            The five largest customers accounted for 42.0%, 43.2% and 44.3% of the Company's total revenue for the years ended 31st December, 2003, 2002 and 2001, respectively.

            The accounts receivable from the five customers with the largest receivables balances represents 67.1% and 81.5% of total accounts receivable as of 31st December, 2003 and 2002, respectively.

     (j)    Use of estimates

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and certain disclosures at the date of the consolidated financial statements and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

     (k)    Earnings per share

            As of 31st December, 2003, 2002 and 2001 the Company had share options outstanding of 6,941,000, 7,149,500 and 3,556,500, which could potentially dilute basic earnings per share in the future, but were excluded in the computation of diluted earnings per share in such periods, as their effect would have been antidilutive.

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

30. SUMMARY OF DIFFERENCES BETWEEN HONG KONG ("HK") AND UNITED STATES ("US") GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") - continued

     (l)    Segment information

            SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" establishes standards for reporting information about operating segments and related disclosures products and services, geographic areas, and major customers. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance. The chief operating decision-maker of the Company allocates resources and assess performance on the basis its consolidated financial statements. No other financial information that presents segment profit or loss is generated by the Company that is used by its chief operating decision-maker in allocating resources and assessing performance. Thus, the Company is a single operating segment under SFAS No. 131 and the geographical segments disclosed in note 4 do not represent operating segments under SFAS No. 131.

--------------------------------------------------------------------------------