Form 20-F
period 2004-12-31
ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LTD
filed 2005-06-29
CIK 1015276

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 29, 2005
================================================================================

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

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
                                       OR
|_|      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
         THE SECURITIES EXCHANGE ACT OF 1934
         For the transition period from _________ to ___________

                         Commission file number 1-14396

                                 ASIA SATELLITE
                       TELECOMMUNICATIONS HOLDINGS LIMITED
             (Exact Name of Registrant as Specified in Its Charter)

         N/A                                                  Bermuda
(Translation of Registrant's                     (Jurisdiction of Incorporation
     Name Into English)                                   or Organization)
                           17th Floor, The Lee Gardens
                                 33 Hysan Avenue
                                  Causeway Bay
                                    Hong Kong
                                  852-2500 0888
          (Address and Telephone Number of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                                    Name of Each Exchange
           Title of Each Class                       on Which Registered
           -------------------                       -------------------
   American Depositary Shares                    The New York Stock Exchange
   Common Stock, par value HK$0.10 per share     The New York Stock Exchange*

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

     As of December 31, 2004, 390,265,500 shares of Common Stock, par value HK$0.10 per share, were issued and outstanding.

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

     Indicate by check mark which financial statement item the registrant has
elected to follow. Item 17 [_]   Item 18 [X]

================================================================================

                                TABLE OF CONTENTS

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

                                                                            PAGE

   PART I......................................................................1
      Item 1.    Identity of Directors, Senior Management and Advisors.........1
      Item 2.    Offer Statistics and Expected Timetable.......................2
      Item 3.    Key Information...............................................2
      Item 4.    Information on the Company...................................11
      Item 5.    Operating and Financial Review and Prospects.................32
      Item 6.    Directors, Senior Management and Employees...................46
      Item 7.    Major Shareholders and Related Party Transactions............55
      Item 8.    Financial Information........................................57
      Item 9.    Stock Price History..........................................58
      Item 10.   Additional Information.......................................59
      Item 11.   Quantitative and Qualitative Disclosures About Market Risk...61
      Item 12.   Description of Securities Other than Equity Securities.......61

   PART II....................................................................62

      Item 13.   Defaults, Dividend Arrearages and Delinquencies..............62
      Item 14.   Material Modifications to the Rights of Security Holders
                 and Use of Proceeds..........................................62

   PART III...................................................................62

      Item 15.   Controls and Procedures......................................62
      Item 16.   Other Information............................................62

   PART IV....................................................................64

      Item 17.   Financial Statements.........................................64
      Item 18.   Financial Statements.........................................64
      Item 19.   Financial Statements and Exhibits............................64

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

    The Company and AsiaSat prepare their financial statements in Hong Kong Dollars. In this Annual Report references to "US Dollars," "US$" or "$" are to United States Dollars and references to "Hong Kong Dollars," "HK Dollars" or "HK$" are to Hong Kong Dollars. Solely for the convenience of the reader, this Annual Report contains translations of certain Hong Kong Dollar amounts into US Dollars at specified rates. These translations should not be construed as representations that the Hong Kong Dollar amounts actually represent such US Dollar amounts or could be converted into US Dollars at the rates indicated or at all. Unless otherwise stated, the translations of Hong Kong Dollars into US Dollars have been made at the rate of HK$7.80 to US$1.00, the approximate rate of exchange on December 31, 2004. The noon buying rate in New York City for cable transfers in Hong Kong Dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") was HK$7.7723 to US$1.00 on December 31, 2004. The Noon Buying Rate on May 31, 2005 was HK$7.7788 to US$1.00.

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

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

    Not applicable.

ITEM 3.  KEY INFORMATION

                         SELECTED FINANCIAL INFORMATION

    The summary income statement data of the Company for the years ended December 31, 2002, 2003 and 2004 and the summary balance sheet data of the Company as of December 31, 2003 and 2004 set forth below are derived from, and are qualified in their entirety by reference to, the audited consolidated financial statements of the Company, including the notes thereto, included elsewhere herein and in "Operating and Financial Review and Prospects." The summary income statement data for the years ended December 31, 2000 and 2001 and the summary balance sheet data as of December 31, 2000, 2001 and 2002 set forth below are derived from audited consolidated financial statements of the Company not included herein. The consolidated financial statements of the Company are prepared and presented in accordance with accounting principles generally accepted in Hong Kong, or Hong Kong GAAP, which differ in certain material respects from accounting principles generally accepted in the United States, or U.S. GAAP. Note 31 to the Company's consolidated financial statements contains descriptions of the significant differences between Hong Kong GAAP and U.S. GAAP, a reconciliation of net income from Hong Kong GAAP to U.S. GAAP for the years ended December 31, 2002, 2003 and 2004, and a reconciliation of shareholders' equity from Hong Kong GAAP to U.S. GAAP as of December 31, 2003 and 2004. In addition, Note 31 to the Company's consolidated financial statements contains additional disclosures required under U.S. GAAP, which are not disclosed elsewhere in the notes to the Company's consolidated financial statements.

                                        -----------------------------------------------------------------------------------
                                           2000           2001           2002           2003          2004            2004
                                           ----           ----           ----           ----          ----            ----
                                            HK$            HK$            HK$            HK$           HK$             US$
                                                  (in millions, except for percentages and per share amounts)
INCOME STATEMENT DATA:
Hong Kong GAAP:
   Revenues ..........................   1,002.9          969.5          950.8          896.2        1,005.0          128.8
   Cost of services ..................    (245.8)        (240.0)        (243.1)        (313.3)        (420.5)         (53.9)
   Administrative expenses ...........     (61.6)         (58.6)         (76.7)         (56.1)        (102.5)         (13.1)
   Profit from operations ............     745.5          687.2          637.4          532.6          504.0           64.6

   Share of results of associates
        (including goodwill
        amortization) ................     (43.9)         (47.5)         (13.7)         (15.6)         (12.4)          (1.6)

   Impairment loss recognized in
        respect of goodwill of
        associates ...................        --           (0.6)            --           (1.9)            --             --

   Profit before taxation ............     656.2          633.6          623.8          512.1          491.6           63.0
   Minority Interests ................        --             --             --             --           (0.1)            --
   Taxation ..........................     (79.9)         (70.6)         (69.1)         (87.6)         (60.5)          (7.8)

   Profit for the year ...............     576.3          563.0          554.7          424.5          431.1           55.3
   Earnings per share

                                        -----------------------------------------------------------------------------------
                                           2000           2001           2002           2003          2004            2004
                                           ----           ----           ----           ----          ----            ----
                                            HK$            HK$            HK$            HK$           HK$             US$
                                                  (in millions, except for percentages and per share amounts)
      Basic ..........................      1.48           1.44           1.42           1.09           1.10           0.14
      Diluted ........................      1.47           1.44           1.42           1.09           1.10           0.14
   Earnings per ADS
      Basic ..........................     14.77          14.40          14.21          10.88          11.05           1.42
      Diluted ........................     14.73          14.40          14.21          10.88          11.05           1.42
Dividend declared per share:
   Ordinary ..........................      0.20           0.20           0.25           0.32           0.35           0.04
Number of shares outstanding (in
     thousands) ......................   390,266        390,266        390,266        390,266        390,266        390,266
U.S. GAAP:
   Profit for the year ...............     568.1          562.5          538.1          408.3          424.1           54.4
   Earnings per share
      Basic ..........................      1.46           1.44           1.38           1.05           1.09           0.14
      Diluted ........................      1.45           1.44           1.38           1.05           1.09           0.14
   Earnings per ADS
      Basic ..........................     14.56          14.41          13.79          10.46          10.86           1.39
      Diluted ........................     14.52          14.41          13.79          10.46          10.86           1.39
BALANCE SHEET DATA:
Hong Kong GAAP:
   Working capital ...................    (70.3)          86.8          239.0          529.9        1,023.1          131.2
   Property, plant and
        equipment ....................   2,521.2        2,942.3        3,232.4        3,165.4        2,919.2          374.3
Total assets .........................   2,902.5        3,384.7        3,936.4        4,157.2        4,549.2          583.2

   Long-term liabilities (1) .........     217.9          288.8          326.0          336.5          317.1           40.7
   Total liabilities (excluding
        minority interests) ..........     516.9          514.2          589.1          588.5          668.3           85.7
   Capital stock .....................      39.0           39.0           39.0           39.0           39.0            5.0
   Total shareholders' equity
        (net assets) .................   2,385.2        2,870.1        3,346.7        3,568.3        3,874.6          496.7
U.S. GAAP:

   Property, plant and equipment .....   2,512.3        3,035.7        3,302.6        3,223.9        2,969.7          380.7

   Total assets ......................   2,996.4        3,478.1        4,011.2        4,215.7        4,599.9          589.7

   Long-term liabilities (1) .........     229.2          300.1          335.4          345.8          325.6           41.7
   Total liabilities (excluding
        minority interests) ..........     528.2          525.4          598.5          597.7          676.8           86.8
   Total shareholders' equity
        (net assets) .................   2,467.8        2,952.2        3,412.2        3,617.5        3,916.7          502.1

----------------------------

(1) Excludes current portion of long-term liabilities.

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

                                                       HONG KONG DOLLAR/US DOLLAR
                                                            NOON BUYING RATE
                                --------------------------------------------------------------------------
                                   AVERAGE (1)           HIGH                LOW            PERIOD END
                                       HK$                HK$                HK$                HK$
                                ------------------    ------------      --------------    ----------------
2000 ......................          7.7924             7.8008             7.7767             7.7999

2001 ......................          7.7997             7.8004             7.7970             7.7980

2002 ......................          7.7997             7.8095              7.7970            7.7988

2003 ......................          7.7875             7.8001              7.7085            7.7640

2004 ......................          7.7891             7.8010              7.7632            7.7723

December 2004 .............          7.7760             7.7821             7.7698             7.7723

January 2005 ..............          7.7948             7.7994             7.7775             7.7993

February 2005..............          7.7994             7.7999             7.7984             7.7992

March 2005 ................          7.7994             7.7998             7.7987             7.7990

April 2005 ................          7.7984             7.7995             7.7946             7.7946

May 2005 ..................          7.7914             7.7995             7.77267            7.7788

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

    RISK OF NOT SUCCESSFULLY RENEWING EXISTING TRANSPONDER CAPACITY AGREEMENTS OR NOT RENEWING THEM ON TERMS SIMILAR TO THEIR CURRENT TERMS

    The Company's existing transponder capacity agreements, also known as transponder utilization agreements, have scheduled termination dates. If the Company is unsuccessful in obtaining their renewal on similar commercial terms, including price levels, and for similar duration, or in identifying alternate users for returned capacity, the Company's revenues will be adversely affected.

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

    RISK OF LOSING SATELLITE SERVICE REVENUES IF OTHER SATELLITES OR SIGNALS INTERFERE WITH THE COMPANY'S TRANSMISSIONS

    Satellites operating from orbital slots that are adjacent to, and using the same band of frequencies as, the Company's satellites could interfere with the transmissions made by its satellites. Such interference could lead to the loss of satellite service revenues if customers migrate to competitors who operate satellites without such interference. The Company has entered into frequency coordination agreements with certain other operators to avoid any material interference and pursuant to which the Company has agreed to certain operating constraints. The Company's ability to use its orbital slots could be further constrained in order to avoid material interference with other satellites and the Company could enter into disputes over interference in the future. In addition, unintentional or intentional signals could interfere with the transmissions of the Company's customers and could severely damage the reputation of the Company. If not remedied, such signals could lead to a loss of satellite service revenues if customers migrate to competitors. See "Information on the Company -- Additional Orbital Slots and Use of Frequencies" and "Information on the Company - Satellites - AsiaSat 3S."

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

    RELIANCE UPON SIGNIFICANT CUSTOMER

    The Company's largest customer is STAR Group Limited ("STAR"), which is a Hong Kong-based international satellite television broadcasting company that broadcasts over the greater Asian region and is wholly-owned by News Corporation, a leading international media group. STAR accounted for approximately 23.5%, 24.9% and 22.4% of AsiaSat's revenues in the years ended December 31, 2002, 2003 and 2004, respectively. See "Information on the Company
- Services and Customers."

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

    TRANSPONDER OVERSUPPLY. It is expected that in 2005, the supply of transponders will continue to exceed the demand for transponders. The Company believes that this imbalance cannot be quickly corrected until global economic conditions improve and new applications and services take up existing capacity. See "Information on the Company - Competition - Transponder Oversupply."

    COMPETING SYSTEMS AND SATELLITES. AsiaSat competes with a number of regional and domestic satellites and satellite systems such as APSTAR, Chinasat, INSAT, Intelsat, JSAT, Koreasat, MEASAT, New Skies Satellites, Indosat, PanAmSat, Singtel Optus, SINOSAT, Superbird, Thaicom and others. The Company believes that most of the domestic systems are planning to add at least some regional transponders to their next generation of satellites. The increased competition could adversely affect the Company's business prospects. See "Information on the Company - Competition - Competition Restriction from Domestic Systems."

    FIBER OPTIC SYSTEMS. Fiber optic systems have been widely installed within the region for point to point trans-oceanic communications. In addition, point to point fiber optic connections between major cities in Asia are common. As fiber optic coverage increases, the competitiveness of satellites for point to point communication will diminish. In addition, the transmission of television programming via ADSL and DSL technologies is also an alternative for transmission of television programming via direct broadcasting satellite and cable.

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

    POLITICAL, ECONOMIC AND OTHER REGIONAL RISKS

    AsiaSat is a Hong Kong company. Substantially all of AsiaSat's revenues are derived from its operations conducted in the Asian region. In 2002, 2003 and 2004, approximately 58.2%, 59.8% and 51.8%, respectively, of AsiaSat's revenues, were derived from customers from Greater China, which includes mainland China, Hong Kong, Macau and Taiwan. Furthermore, during 2002, 2003 and 2004, approximately, 23.5%, 24.9% and 22.4%, respectively, of AsiaSat's revenues were attributable to transponder utilization agreements with STAR, a Hong Kong company. As a result, the Company's financial condition and results of operations may be influenced by the political situation in the Asian region and by the general state of the economies in such region.

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

    RISK OF LOSS OF ORBITAL SLOTS

    In addition to the three primary positions of 100.5 degrees East, 105.5 degrees East, and 122.2 degrees East, in which the Company's satellites currently operate, China has filed requests with the International Telecommunication Union on behalf of AsiaSat for a number of other operational locations. There is no assurance that AsiaSat will maintain its right to operate satellites in its primary positions. There is also no assurance that AsiaSat will obtain rights to launch satellites into the additional orbital slots or that if it does obtain such rights, that it will be able to fully use the allocated frequencies because of the limitations imposed by coordination agreements with other satellite systems. See "Information on the Company - Satellites - Additional Orbital Slots and Use of Frequencies" and "Information on the Company - Satellites - AsiaSat 4."

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

ITEM 4.  INFORMATION ON THE COMPANY.

    HISTORY AND DEVELOPMENT OF THE COMPANY

    The Company is an exempted company organized under the Companies Act 1981 of Bermuda (as amended) (the "Companies Act"). The Company was incorporated on May 10, 1996. The Company's registered office is located at Canon's Court, 22 Victoria Street, Hamilton, HM12, Bermuda (phone: 441-295-2244) and its principal place of business is located at 17th Floor, The Lee Gardens, 33 Hysan Avenue, Causeway Bay , Hong Kong.

    ORGANIZATIONAL STRUCTURE

    The Company is the parent company of AsiaSat. AsiaSat holds a 47.3% interest in SpeedCast Holdings Limited, a 49.0% interest in Beijing Asia Sky Telecommunications Technology Company Limited and a 80.0% interest in Skywave TV Company Limited. See Notes 12 and 13 to the Company's consolidated financial statements.

    ACQUISITIONS, INVESTMENTS AND JOINT VENTURES

o In March 2002, the Company entered into an agreement to acquire an additional 8.8% interest in SpeedCast Holdings Limited, which wholly owns SpeedCast Limited ("SpeedCast") by making an aggregate contribution of HK$31.2 million (US$4.0 million), of which HK$19.5 million (US$2.5 million) was in cash and HK$11.7 million (US$1.5 million) was by means of extending the usage of one C-band transponder by SpeedCast Holdings Limited for a further period of 219 days from February 4, 2003. In 2003, the Company extended payment terms to SpeedCast allowing a deferment with interest of up to HK$8.6 million (US$1.1 million) in transponder payments until the end of April 2004. In May 2004, the Company entered into a further agreement to acquire an additional 2% interest in SpeedCast Holdings Limited by making a contribution of HK$11.7 million (US$1.5 million) in cash. See "- Services and Customers - Expanded Services and Other Businesses."

o In March 2001, AsiaSat entered into an agreement with respect to the lease of the Tai Po Site. For details with respect to the lease of the Tai Po Site, see "Additional Information - Material Contracts", "- Business Overview" and "- Property, Plants and Equipment - Land Facilities." In March 2002, AsiaSat entered into a construction agreement with Leighton Contractors Asia Limited with respect to the construction of a satellite control center on the Tai Po Site. In December 2002, AsiaSat entered into an agreement with Globecomm Systems Europe Limited for the procurement of the TT&C RF System to be installed at the satellite control center at the Tai Po Site. In January 2004, AsiaSat entered into an agreement with Integral Systems for satellite control software. As at December 31, 2004, HK$235.2 million (US$30.2 million) had been spent on the Tai Po Site. See "Additional Information - Material Contracts."

o In March 2004, the Company entered into a joint venture arrangement and formed Beijing Asia Sky Telecommunications Technology Company Limited ("Beijing Asia") to provide corporate data networks and services in China using VSAT technology. In exchange for a 49% interest in Beijing Asia, the Company contributed HK$12.5 million (US$1.6 million) in cash to Beijing Asia and has committed to provide Beijing Asia with transponder capacity in an amount of up to HK$13.0 million (US$1.7 million) payable on a deferred basis over the next three to five years. See "-- Services and Customers - Expanded Services and Other Businesses" and "Additional Information - Material Contracts."

o In November 2004, the Company entered into an agreement with two strategic partners pursuant to which the Company agreed to contribute HK$24.0 million (US$3.1 million) in return for an 80% interest in Skywave TV Company Limited ("Skywave") and each of the strategic partners agreed to make an in-kind contribution equal to HK$3.0 million (US$0.4 million) in return for a 10% interest each in Skywave. See "-- Services and Customers - Expanded Services and Other Businesses" and "Additional Information - Material Contracts."

    BUSINESS OVERVIEW

    The Company, through its wholly-owned subsidiary, AsiaSat, is a leading provider of high quality satellite transponder capacity in Asia. The Company's satellites are positioned over the Asian landmass and offer its customers comprehensive coverage of approximately 65% of the world's population. The Company operates three satellites -- AsiaSat 2, AsiaSat 3S and AsiaSat 4.

    AsiaSat 2 was launched in 1995 and began commercial service in January 1996. AsiaSat 3S was launched from the Baikonur Cosmodrome in the Republic of Kazakhstan and began commercial service in 1999. AsiaSat 3S has a similar footprint coverage to AsiaSat 2. Together, these two satellites provide coverage to more than 50 countries, with approximately 3.3 billion people, from Siberia to Australia and from Japan to the Middle East.

    AsiaSat 4, launched from Cape Canaveral, United States in April, 2003, is located at the 122.2 degrees East orbital slot and began commercial service on July 1, 2003. AsiaSat 4 is a high power satellite having C-band coverage and power substantially similar to AsiaSat 2 and AsiaSat 3S. Because AsiaSat 4 has a more easterly location, its C-band coverage favors the Pacific-Rim, Australia and New Zealand to a greater degree than previous AsiaSat satellites. The Ku-band coverage of AsiaSat 4 is designed to meet the requirements of both broadcast satellite services frequencies and fixed satellite services frequencies for maximum flexibility. In June 2000, the Company received a Telecommunication License from the Office of the Telecommunications Authority of Hong Kong allowing AsiaSat to operate the broadcast satellite services frequencies and the fixed satellite services frequencies on AsiaSat 4. See "-- Services and Customers - Expanded Services and Other Businesses." Because AsiaSat 4 is a newly established satellite without an existing customer base and viewership, AsiaSat can currently offer its customers the option to utilize AsiaSat 4's high powered transponder capacity at a lower cost than the rate demanded for capacity on AsiaSat 2 and AsiaSat 3S. AsiaSat 3S demands a higher rate for its transponder capacity because it has the largest viewership base of any commercial satellite in the Asian region.

    The Company has leased a site in Tai Po Industrial Estates, New Territories, Hong Kong (the "Tai Po Site"), to support the growth of the Company's business. The Tai Po Site houses a new satellite control center (the "Tai Po Satellite Earth Station") that allows AsiaSat to offer its customers additional and improved services. These services include uplink, technical support and other value added services. For a general discussion on earth stations, see "--Regulation - Hong Kong Regulation." Construction of the Tai Po Satellite Earth Station was completed, and the final occupation permit was received in January 2004 from the Hong Kong Building Authority. See "Additional Information
- Material Contracts."

    As of December 31, 2004, the utilization rate for each of AsiaSat 2, AsiaSat 3S and AsiaSat 4 was approximately 36.4%, 73.3% and 26.8%, respectively, under transponder utilization agreements and transponder purchase agreements.

    The Company provides transponder capacity primarily to the broadcasting, telecommunications (including private communication networks), Internet and multimedia markets. AsiaSat has entered into separate transponder utilization agreements with over 100 customers from various countries and regions, including Australia, British West Indies, China, Germany, Hong Kong, Korea, Kuwait, Pakistan, Singapore, Taiwan, the United Arab Emirates, the United Kingdom, the United States and Vietnam.

    In 2002, 2003 and 2004, approximately 58.2%, 59.8% and 51.8%, respectively, of the Company's revenues were derived from customers from Greater China, which includes mainland China, Hong Kong, Macau and Taiwan.

    The Company believes that AsiaSat 3S is the leading satellite for regional television programming distribution in Asia based on the number of viewers watching programming distributed on AsiaSat 3S. The Company's largest customer, STAR, is a Hong Kong-based international satellite television broadcasting company that broadcasts over the Asian region.

    SERVICES AND CUSTOMERS

    During the last three years, the Company's revenues were derived from the following markets:

                                         2002            2003            2004
                                        -----           -----           -----

Broadcasting (video)........            68.3%           70.4%           70.6%

Telecommunications, Internet
   and Multimedia...........            31.7%           29.6%           29.4%

    Total revenue from the Company's five largest customers in each of the years ended December 31, 2002, 2003 and 2004 was HK$410.9 million, HK$376.6 million and HK$462.5 million, respectively, which represented 43.2%, 42.0% and 46.0% respectively, of total revenue. Revenues from the Company's largest customer represented 23.5%, 24.9% and 22.4% of total revenue for the years ended December 31, 2002, 2003 and 2004, respectively.

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

    STAR offers a bouquet of digital services, including both subscription and free-to-air television that, according to STAR, reaches more than 300 million viewers across the Asian region.

    In 1998, STAR entered into capacity agreements for seven transponders on AsiaSat 3S, six of which continue for the entire life of AsiaSat 3S and one of which will expire in January 2008. In 1999, STAR entered into three year capacity agreements for two additional transponders on AsiaSat 3S that commenced in 1999 when AsiaSat 3S began commercial operations. These two short-term agreements were terminated in March and June 2000, respectively, and were replaced by two long-term capacity agreements with terms equaling the period of AsiaSat 3S's remaining useful life. The capacity agreements entered into by STAR for capacity on AsiaSat 3S are for a smaller number of transponders than under the previous arrangements because of the consolidation of all its services onto AsiaSat 3S, the footprint coverage of AsiaSat 3S as well as the application of transmission technologies, such as digital compression, which enhance the capacity of each transponder. In February 2004, the Company entered into an agreement with STAR to provide facilities at the Tai Po Site to house STAR's back up play out, broadcast and radio frequency equipment for downlinking and uplinking to AsiaSat 3S, and other related services.

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

    AsiaSat currently is not subject to any exclusivity arrangement with any of its customers. Other broadcasters on its satellite fleet using its transponders include Pakistan TV, Associated Press Television News, the Ministry of Information of Kuwait, UAE Radio & TV, BBC World Service Radio, Voice of America, Worldnet, Deutsche Welle of Germany, TV5, RAI of Italy, RTVE of Spain, RTPi of Portugal, Fashion TV, TVB Satellite Broadcasting of Hong Kong, SAB TV, the European Broadcasting Union, Sahara TV, Turner Broadcasting System, Sun TV, Bloomberg TV, NOW TV, Smile TV, Indus Vision, Muslim TV, MATV, Channel NewsAsia and Reuters TV.

    In addition, governmental bodies seek to use satellites to expand their coverage to remote and underdeveloped regions of their countries that would otherwise be unserved. The signals are received at rebroadcast centers and retransmitted to viewers. The State Administration of Radio, Film and Television of China (formerly, the Ministry of Radio, Film and Television) uses capacity on AsiaSat 3S to distribute domestic and international television programming. A number of television channels from various provinces and regions in China are broadcasting on AsiaSat's C-band and Ku-band transponders.

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

    AsiaSat's Chinese telecommunications customers include the People's Bank of China, the Shanghai Stock Exchange, the People's Daily, CITIC Guoan Information Industry Company Limited and China Petrochemical Corporation. In addition, Chinese ministries and agencies have entered into transponder purchase agreements to use transponders on AsiaSat's satellites.

    AsiaSat's telecommunications customers also include Vietnam Telecom International, Reach, BtN Access, Associated Press, Reuters, the International Air Transport Association, Korea Telecom, Teleport Access Services and Pakistan Telecom.

    MULTIMEDIA AND INTERNET

    Customers including Telstra Corporation, Pacific Century Matrix and BtN Access use AsiaSat's satellites to offer broadband (which refers to the provision of multiple channels of data over a single communications channel), Internet and multimedia services. In addition, Connexion by Boeing has entered into an agreement for the use of Ku-band capacity on AsiaSat 3S to provide in-flight broadband communication services on the Asia-to-Europe flight corridor, which commenced in the first quarter of 2004.

    EXPANDED SERVICES AND OTHER BUSINESSES

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

    On June 27, 2000, the Company was granted a telecommunication license (the "Telecommunication License") from the Office of the Telecommunications Authority of Hong Kong allowing the broadcast satellite services frequencies to be incorporated into the payload of AsiaSat 4 at the 122.2 degrees East orbital position. Broadcast satellite services frequencies were assigned to Hong Kong by the 1997 World Radiocommunication Conference ("WRC '97") of the International Telecommunication Union. The 2000 World Radiocommunication Conference ("WRC-2000") later revised these assignments and further assigned more frequencies to Hong Kong. These frequencies are designated for satellite broadcasting uses and are receivable in Hong Kong and surrounding areas with very small antennas. They can be used to provide Direct-to-Home satellite broadcasting services, which refers to a satellite service that delivers television programming directly to consumer homes using a small antenna and related equipment. Adding the broadcast satellite services frequencies onto AsiaSat 4 enables AsiaSat to offer high power and wide coverage for broadcasting services in Hong Kong and the surrounding areas. The main difference between the broadcast satellite service and the fixed satellite service in AsiaSat's case is that broadcast satellite service gives access to additional spectrum for the Company. Moreover, while the fixed satellite service frequency bands are used for a multitude of services, the broadcast satellite service frequency bands are normally used only for TV applications and with much more standardized parameters. In April 2004, the Company's subsidiary Skywave applied for a non-domestic television program service license, which was granted for 12 years by the Broadcasting Authority of Hong Kong in May 2004, in order to use the broadcast satellite services frequencies on AsiaSat 4 to provide Direct-to-Home satellite broadcasting services.

    In November 2004, the Company entered into an agreement with two strategic partners pursuant to which each of these strategic partners made an in-kind contribution equal to HK$3.0 million in return for a 10% interest in Skywave. See "-- Acquisitions, Investments and Joint Ventures" and "Additional Information - Material Contracts." Skywave has set up a low cost regional DTH service, providing selected programming to the markets of Macau, Hong Kong, Taiwan and to subscribers in Southern China licensed to receive foreign television services. This DTH service commenced trial services in December 2004 and uses the four BSS transponders on AsiaSat 4. By installing a very small dish, viewers can enjoy a whole new range of programming.

    In March 2004, the Company formed joint venture Beijing Asia to provide corporate data networks and services in China using VSAT technology. Beijing Asia commenced operation in October 2004 and is providing technical services and equipment installation for the construction and operation of a trial network to connect remotes sites in rural China using VSAT technology. See "--Acquisitions, Investments and Joint Ventures" and "Additional Information - Material Contracts."

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

    A satellite can be accessed by an uplink for the transmission of a satellite circuit extending from the earth to the satellite from virtually anywhere within its coverage area. This flexibility makes satellites ideal for private communications networks. Due to the high cost of local telecommunications services or the lack of an adequate local telecommunications infrastructure, an organization may wish to operate its own network. A very small aperture terminal network, connecting a large number of widely dispersed locations via satellite, is an efficient and cost effective method for many organizations to maintain communications with a network of offices that spread over a large geographic area.

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

    Communications satellites are of varying quality and usefulness depending on
(i) footprint, or coverage area, (ii) orbital location, (iii) transponder power
(EIRP), (iv) transponder bandwidth, (v) frequency band and (vi) other features, such as beam switching and linearizers.

    A beam represents one of the coverage patterns offered by a satellite. The footprint of a satellite refers to the geographic area covered by a satellite, the outer edge of which defines area beyond where the quality of communication degrades below an acceptable commercial level due to the spacecraft antenna pattern, power of the signal and curvature of the earth. The primary transponder characteristic is downlink power, which is expressed in terms of EIRP. EIRP means equivalent isotropic radiated power and is a measure of radio frequency power of each transponder. Transponder bandwidth, expressed in terms of megahertz or MHz, a unit of frequency equal to one million cycles per second, is a range of frequencies that can pass over a given transmission channel. The greater the bandwidth, the more information that can be sent through the circuit in a given amount of time.

    C-band and Ku-band are portions of the radio frequency spectrum assigned for satellite transmission, and are approximately in the three to seven and 11 to 15 gigahertz (or GHz) ranges, respectively. Gigahertz is a measure of frequency equal to one billion cycles per second. While Ku-band frequencies suffer from some interference caused by rain, they are more suitable for small antenna applications than C-band frequencies. Ku-band is generally used for the same purposes as C-band as well as for satellite news-gathering (truck-mounted antennas) and in some very small aperture terminal applications. Ku-band is especially useful in areas with dense ground-based microwave systems. To compensate for rain interference, Ku-band transmitters are generally higher-powered than C-band transmitters and the footprints are smaller. This combination of high-power and small antennas also makes Ku-band suitable for Direct-to-Home television.

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

Launch date           November 28, 1995       March 21, 1999                April 11, 2003

Manufacturer          Lockheed Martin         Boeing                        Boeing

                                           SUMMARY SATELLITE DATA

                      ASIASAT 2               ASIASAT 3S                    ASIASAT 4
                      ---------               ----------                    ---------
Model                 Series 7000             BSS601HP                      BSS601HP

Stabilization         Three Axis Stabilized   Three Axis Stabilized         Three Axis Stabilized

Number of
  Transponders        33                      44                            48

  C-band              20 @ 36 MHZ             28 @ 36 MHZ                   28 @ 36 MHZ
                      4 @ 72 MHZ

  Ku-band             9 @ 54 MHZ              16 @ 54 MHZ                   10 @ 54 MHz (fixed satellite
                                                                            services)
                                                                            6 @ 33 MHz (fixed satellite
                                                                            services)
                                                                            4 @ 33 MHz (broadcast satellite
                                                                            services)

Maximum               40 dBW (C-band)         41 dBW (C-band)               41 dBW (C-band)
  EIRP                53 dBW (Ku-band) ((2))  53 dBW (Ku-band)              53 dBW (Ku-band)
                                                                            56 dBW (BSS Ku-band)

Payload               fixed satellite         fixed satellite services      broadcast satellite services /
                      services                                              fixed satellite services

Power output          55 W_TWTAs (C-band)     55 W_TWTAs (C-band)           55 W_TWTAs (C-band)

                      115 W_ TWTAs            140 W _TWTAs (Ku-band)        140 W _TWTAs (Ku-band)
                      (Ku-band)

Estimated
  Useful
  Life                13 years                16 years                      15 years

Estimated end
  of useful life      2008                    2015                          2018

Approximate
 Percentage of
 world population
 covered by that      65%                     65%                           62%
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

    AsiaSat 2 is equipped with twenty 36 MHz C-band and four 72 MHz C-band transponders with a maximum signal power of 40 dBW. It is also equipped with nine 54 MHz Ku-band transponders with a maximum signal power of 53 dBW. However, at the time of the launch, AsiaSat 2 experienced a Ku-band power reduction at certain points of its coverage area. Since 2002, the back-up command receiver on AsiaSat 2 (a component used to communicate with and control the satellite) has experienced intermittent outages. AsiaSat 2 can operate normally on its primary command receiver. The satellite uses linear polarized beams, with the C-band and Ku-band having distinct coverage areas. For the C-band transponders, there are four spare amplifiers for each polarization of 12 C-band transponders in two separate 12 for 16 (12 working/16 total) redundancy ring configurations. For the Ku-band transponders, there are three spare amplifiers connected in a 9 for 12 (9 working/12 total) single redundancy ring configuration. In December 2003, AsiaSat 2 experienced two related short duration service outages. These outages caused no permanent damage to AsiaSat 2 and AsiaSat's engineers took the appropriate action to restore AsiaSat 2's service. As a result of these outages, some customers moved to other AsiaSat satellites, while three customers utilizing capacity representing in the aggregate less than one C-band transponder moved to a competitor's satellite. These outages were the first break in service of an AsiaSat satellite in the history of the Company. In February 2005, one of the two bus power transformers on AsiaSat 2 (which provides low voltage to the satellite) changed to "off" status. While this change of status does not necessarily indicate a failure of the transformer, it is impossible for the Company to verify the integrity of this transformer. AsiaSat 2 can operate normally with only one bus power transformer. See "Key Information -- Risk Factors -- Risk of Launch and In-orbit Failure, Loss, Reduced Performance and Satellite Defects."

    AsiaSat 2 has C-band coverage over virtually the entire Asian region, with a footprint stretching from Russia to Australia and from Japan to the Middle East and parts of Africa. The footprint of AsiaSat 2 covers approximately 65% of the world's population. AsiaSat 2's C-band footprint provides coverage over a large area with a single beam. The nine Ku-band transponders provide coverage over China, the Korean peninsula and Japan.

    AsiaSat 2 has an estimated useful life of 13 years, indicating that the estimated end of its useful life will be in 2008.

    In June 2000, Lockheed Martin obtained a Technical Assistance Agreement from the U.S. Department of State to provide technical data and services for in-orbit anomaly support for AsiaSat 2 until December 31, 2009. See " -- Regulation -- Export Regulations."

    ASIASAT 3S

    In 1997, AsiaSat launched AsiaSat 3 from the Baikonur Cosmodrome in the Republic of Kazakhstan. AsiaSat 3 failed as it did not reach its orbital slot and was replaced, following the successful launch in March 1999, by AsiaSat 3S.

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

    The footprint for AsiaSat 3S is similar to the footprint of AsiaSat 2 with two additional Ku-band beams designed to meet market demands. The C-band footprint stretches from Japan to the Middle East and from Russia to Australia. The footprint provides high powered service to the growing market areas in the Greater China region, Japan and Korea and Southeast Asia. It covers about 65% of the world's population.

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

    In both November 2004 and March 2005, a transponder on AsiaSat 3S was deliberately interrupted by signals carrying Falun Gong-related content. As a result, the Company was forced to shut down the respective transponder's transmission for a short period of time on November 26, 2004 and March 14, 2005. These breaks in service affected normal programming of certain customers' satellite television channels. The Company views these deliberate interruptions as "harmful interference" as such term is defined in the constitution of the International Telecommunication Union, and accordingly, the Company has requested that the Office of the Telecommunications Authority of Hong Kong report these incidents to the Radiocommunications Sector of the International Telecommunication Union through the relevant authority in China. For a general discussion on the International Telecommunication Union, see " -- Regulation -- International Telecommunication Union." Also, see "Risk Factors -- Risk of Losing Satellite Service Revenues if Other Satellites or Signals Interfere with the Company's Transmissions."

    ASIASAT 4

    AsiaSat 4 was launched on an Atlas IIIB launch vehicle on April 11, 2003 in Cape Canaveral, Florida. AsiaSat 4 commenced commercial service on July 1, 2003 and is operational at 122.2 degrees East.

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

    AsiaSat previously had a dispute with Shin Satellite in relation to AsiaSat's right to operate a satellite from 122 degree East. As part of a comprehensive agreement to limit potential mutual interference between AsiaSat 4 and the iPStar satellite operated by Shin Satellite, the responsible administrations of China, the Office of the Telecommunications Authority of Hong Kong and the Administration of the Kingdom of Thailand (regulator and International Telecommunication Union notifying administration for Shin Satellite) agreed to increase the orbital separation of iPStar and AsiaSat 4. Both satellites are required to change orbital locations, with AsiaSat 4 shifting from 122 degrees East to 122.2 degrees East. For a general discussion on regulations, see "--Regulation - Hong Kong Regulation" and "--Regulation - International Telecommunication Union."

    ADDITIONAL ORBITAL SLOTS AND USE OF FREQUENCIES

    China has filed on behalf of AsiaSat applications with the International Telecommunication Union for additional orbital slots. See "- Regulation." These slots have significant frequency and geographic coverage constraints resulting from the coordination process which limit their value. These slots, however, could be used by satellites specifically designed to meet the coordination requirements for these orbital positions. No assurance can be given that these additional orbital slots will be occupied by AsiaSat prior to the expiration of their filings.

    AsiaSat has the option to co-locate additional satellites in the orbital slots located at 100.5 degrees East, 105.5 degrees East and 122.2 degrees East in order to provide additional capacity in these locations and to support the existing satellites with redundant capacity. See "Key Information - Risk Factors
- Risk of Loss of Orbital Slot" and "-- AsiaSat 4."

    TRANSPONDER CAPACITY OR UTILIZATION AGREEMENTS

    A typical transponder capacity agreement, also known as transponder utilization agreement, for AsiaSat 2, AsiaSat 3S and AsiaSat 4 has a term of three years or more, requires utilization fees to be paid quarterly or semi-annually in advance and provides for renewal options. Generally, AsiaSat's transponder utilization agreements require payment in US Dollars. Typically, the customer may terminate the transponder utilization agreement at any time during the term of the agreement without further obligation if AsiaSat fails to provide a fully operational transponder or by giving not less than 12 months' notice to AsiaSat. Upon termination (other than for cause), the customer is obligated to pay AsiaSat termination fees based on the remaining contract period and the specific contractual terms. In addition, the transponder utilization agreements generally provide for a specified reduction in the utilization fees if transponder service is interrupted for reasons not caused by the customer or by outages due to the effects of the sun or other reasons beyond the control of AsiaSat. If such service interruptions continue without correction and AsiaSat is unable to provide suitable alternative capacity, the customer is entitled to terminate the transponder utilization agreement without further obligation to AsiaSat. Under the terms of the transponder utilization agreements, AsiaSat generally is not liable for the lost profits or other indirect or consequential damages of any customers.

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

    CUSTOMER TECHNICAL QUALIFICATIONS AND SUPPORT

    Before uplink communication with its satellite is permitted, AsiaSat's customers are required to meet AsiaSat's strict engineering performance and operations specifications. The purpose of these requirements is to confirm that the customer's equipment operates within AsiaSat's specifications in order to minimize interference with other customers on the same satellite or users on neighboring satellites. AsiaSat's engineers advise the customer with respect to the adjustments required to be made to the customer's equipment in order to minimize interference.

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

    AsiaSat renewed the in-orbit insurance for AsiaSat 2 in the amount of HK$327.6 million (US$42.0 million) at an annual cost of approximately HK$13.6 million (US$1.7 million) for the 12 month period beginning from November 28, 2004. AsiaSat obtained satellite in-orbit insurance for AsiaSat 3S covering the launch and the first five years in-orbit of AsiaSat 3S in the amount of HK$1,521.0 million (US$195.0 million), which provided coverage for (i) a total failure of the launch of the satellite and (ii) the failure of the satellite to obtain proper orbit or to perform in accordance with certain specifications once in-orbit. AsiaSat renewed in-orbit insurance for AsiaSat 3S in the amount of HK$858.0 million (US$110.0 million) at a cost of approximately HK$24.6 million (US$3.2 million) for the twelve month period beginning from March 20, 2005. This policy is subject to a review period ending in August 2005 with respect to a potential exclusion of losses that could affect up to 14% of the insured amount in the event of a failure in the propulsion devices (or thrusters), but the exclusion, if exercised, would only apply if the failure is of the same nature that has been experienced by thrusters of the same design as those used by AsiaSat 3S. AsiaSat obtained launch and the first year in-orbit insurance coverage for AsiaSat 4 prior to its launch. The insurance amount was HK$1,443.0 million (US$185.0 million) covering the total and partial loss of the satellite, and HK$286.3 million (US$36.7 million) covering the cost of insurance premium in the event of a total loss. This policy contained standard commercial satellite insurance provisions and customary exclusions, as well as an exclusion of losses in the event of a failure of XIPS (Xeon Ion Propulsion System) on the satellite. A failure of XIPS could result in a reduction of the satellite's life to less than 15 years. During the time when insurance for XIPS is unavailable, AsiaSat has an alternative arrangement in place to cover the event of a XIPS failure. Such arrangement will allow AsiaSat to purchase a replacement satellite for AsiaSat 4 if XIPS fails at a pre-agreed price scaled relative to the time of failure. The replacement satellite would be delivered in-orbit before the end of life of AsiaSat 4. "See "Key Information - Risk Factors - Limited Life of Satellites." AsiaSat renewed in-orbit insurance for AsiaSat 4 in the amount HK$1,482.0 million (US$190.0 million) at a cost of approximately HK$42.5 million (US$5.4 million) for the twelve month period beginning from March 20, 2005. AsiaSat has obtained satellite in-orbit third-party liability insurance for AsiaSat 2, AsiaSat 3S and AsiaSat 4 in an aggregate amount of HK$390.0 million (US$50.0 million) for the twelve month period beginning from June 2, 2005.

    SALES AND MARKETING

    The Company's sales and marketing department, which had 31 employees (including two general managers) as of December 31, 2004, is divided into two groups, one of which serves China and the other serves the remainder of the world. The senior executive officers of the Company, including the Chief Executive Officer and Deputy Chief Executive Officer, are directly involved in marketing to key broadcasting and telecommunications customers. Marketing activities include customer visits, selected trade advertising and presentations at industry conferences.

    EMPLOYEES

    As of December 31, 2004, the Company had 89 permanent employees, of which eight employees were in management, 36 employees were in engineering and operations and 29 employees were in sales and marketing. The remaining 16 employees were engaged in administrative, accounting, legal, regulatory and clerical activities. The Company has 76 employees in Hong Kong and 13 employees in Beijing. The Company believes its relations with its employees are good. See "Directors, Senior Management and Employees - Employees."

    COMPETITION

    AsiaSat was founded in the late 1980s to serve the Asian regional satellite communications market. While global satellite communications demand was satisfied by Intelsat, Ltd. (the company formed in connection with the privatization of the former International Telecommunications Satellite Organization, an intergovernmental cooperative of more than 140 member nations that owned and operated a global communications satellite system) and several Asian countries that had developed domestic satellite communications, there was no supplier of Asian region-wide satellite communications. Since the launch of AsiaSat's first satellite in 1990, a number of international, regional and domestic satellite operators have entered the Asian regional market. The Company's primary market is Asian intra-regional broadcasting and telecommunications.

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

    TRANSPONDER OVERSUPPLY

    It is expected that in 2005, the supply of transponders in the region will continue to exceed the demand for transponders. The Company believes that this imbalance cannot be quickly corrected until global economic conditions improve and new applications and services take up existing capacity. See "Key Information - Risk Factors - Risk of Limited Market Demand and Increasing Competition."

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

    AsiaSat's satellite operations are principally regulated by the Outer Space Ordinance (Chapter 523 of the Laws of Hong Kong) (the "Outer Space Ordinance"). The Outer Space Ordinance applies to all Hong Kong nationals and entities incorporated under the laws of Hong Kong, including AsiaSat. This prohibits any such person from, among other things, launching or procuring the launch of a satellite, or operating a satellite, without obtaining an appropriate license. The Outer Space Ordinance stipulates that any such license shall describe the activities authorized by it and also provides that licenses may be granted subject to conditions specified therein. The conditions may include, among other things, basic orbital parameters (which include requirements to obtain advance approval for any intended deviations and to notify any unintentional deviation), requirements to avoid interference with the activities of other users of outer space and requirements not to cause actions which may give rise to liabilities on the part of China and Hong Kong. Breach of any such conditions can give rise to a right of revocation of the relevant license.

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

    In addition to the regulatory regime to which the Company's outer space operations are subject, the Company's earth station operations involve the operation and use of telecommunication apparatus at and from its earth stations at Stanley and Tai Po, Hong Kong. An earth station includes the antennas, receivers, transmitters and other equipment needed on the ground to transmit and receive satellite communications signals. Establishment, possession and use of such telecommunication apparatus from the Company's earth stations in Hong Kong are regulated by the Telecommunications Ordinance. AsiaSat has the benefit of licenses granted under the Telecommunications Ordinance covering all its TT&C (telemetry, tracking and control) operations (which refers to a land based facility that monitors and controls the position of the satellite in-orbit), as well as monitoring and testing functions, for each of AsiaSat 2, AsiaSat 3S and AsiaSat 4, subject to the terms and conditions of the respective licenses. The licenses require AsiaSat, among other things, to avoid harmful interference to other telecommunication apparatus operating within or outside Hong Kong and to ensure compliance with all relevant requirements of the International Telecommunication Convention (and any other international telecommunication agreements which may from time to time be acceded to by or on behalf of, or applied to, Hong Kong) as well as the agreement relating to Intelsat, Ltd. Such licenses for AsiaSat 2 and AsiaSat 3S were formally granted contemporaneously with the grant of the licenses under the Outer Space Ordinance. In contrast, because the Company successfully won a bid for a Telecommunication License from the Office of the Telecommunications Authority of Hong Kong allowing broadcast satellite services frequencies to be incorporated into the payload of AsiaSat 4, the license for AsiaSat 4 under the Telecommunications Ordinance was granted prior to the completion of AsiaSat 4. See "--AsiaSat 4." For a further discussion on the Telecommunication License, the FC license and the non-domestic television program service license, see "--Services and Customers - Expanded Services and Other Businesses."

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

    There are no specific restrictions on satellite operators providing services in Australia. A radio communications license may be issued to a satellite operator specifically to authorize transmissions (a Space License) or one may be issued specifically to authorize reception of transmissions (a Space Receive License). The satellite itself must be either an Australian or foreign space object as determined by the Australian Communications Authority. AsiaSat's satellites are determined as foreign space objects by the Australian Communications Authority. When the space stations are licensed via the space segment, the operation of ubiquitous earth stations that are communicating with them may be authorized by another class license. AsiaSat has appointed an authorized nominated carrier for its Ku-band Australian transponders in Australia.

    In Thailand, Shin Satellite's 8-year monopoly (which is part of a 30 year concession from the country's government) ended in 1999. There are no specific laws to regulate the activities and operations of satellites in Thailand. At present, satellite activities in Thailand are authorized and controlled by the National Telecom Commission of Thailand.

    China requires that all foreign satellite television broadcasters that have been licensed to be downlinked in China be uplinked to a state-owned satellite and multiplexed and downlinked to designated recipients and cable headends from that state-owned satellite. No such requirement applies to Chinese domestic satellite television broadcasters. Foreign satellite operators are required to provide transponder capacity to domestic companies that have been licensed to operate transponder capacity provision businesses or users approved by the Ministry of Information Industry. Foreign satellite operators are not allowed to provide transponder capacity to domestic users directly without the approval of the Ministry of Information Industry.

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

    The objectives of the Radiocommunication Sector are to ensure rational, equitable, efficient and economical use of, and access to, the radio-frequency spectrum by all radio communication services and all countries. The main instrument of the Radiocommunication Sector is the Radio Regulations, which establishes procedures for member states. The Radio Regulations are updated regularly by World Administrative Radio Conferences. In between the sessions of the World Administrative Radio Conferences, the Radio Regulations Board, a group of elected members, develop Rules of Procedure on the application of the Radio Regulations and also consider other matters that cannot be resolved through a Rule of Procedure. The Radiocommunication Sector also carries out technical studies and develops recommendations on radio communication matters to assist member states and users of the radio-frequency spectrum. The Radiocommunication Bureau was established to facilitate the work of the Radiocommunication Sector, in particular, to facilitate the technical studies, meetings and conferences and the application of the procedures contained in the Radio Regulations. The Radiocommunication Bureau has a group of permanent staff with its headquarters in Geneva, Switzerland.

    The Radio Regulations allocates certain frequency bands for various kinds of satellite communication. It also contains procedures to be followed by its member states to ensure that in bringing into use radio communication systems, other users operating in accordance with these procedures are given the required protection.

    Details of the International Telecommunication Union, its instruments and working methods can be found in the Constitution and Convention of the International Telecommunication Union, while radio communication matters are dealt with in the Radio Regulations.

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

    The Hong Kong Special Administrative Region is mandated by China to file and coordinate applications made by Hong Kong companies for orbital slots with the Radiocommunication Bureau and to resolve interference concerns. The Chief Executive of Hong Kong has delegated these responsibilities to the Office of the Telecommunications Authority of Hong Kong. Use of the orbital slots remains subject to the continuing oversight of the Office of the Telecommunications Authority of Hong Kong and to a variety of regulations generally applicable to all satellite and radio licensees. The Office of the Telecommunications Authority of Hong Kong has fulfilled its obligation to notify the Radiocommunication Bureau of the proposed use of the orbital slots for all of AsiaSat's filings, which include filings for AsiaSat 2, AsiaSat 3S and AsiaSat
4. After AsiaSat 2, AsiaSat 3S and AsiaSat 4 reached their orbital positions and commenced operations, AsiaSat notified the Office of the Telecommunications Authority of Hong Kong, and the Office of the Telecommunications Authority of Hong Kong in turn notified the International Telecommunication Union, that AsiaSat 2, AsiaSat 3S and AsiaSat 4, as applicable, were on station and operating as filed with the Radiocommunication Bureau, as coordinated and as authorized by the Office of the Telecommunications Authority of Hong Kong. The orbital locations of all of AsiaSat's satellites have been entered into or are waiting to be entered into the Master Register of the International Telecommunication Union. This concludes the process for the coordination of the orbital slots for AsiaSat 2, AsiaSat 3S and AsiaSat 4. Moreover, to add more flexibility for the utilization of the payloads of the current and future AsiaSat satellites in positions at 100.5 degrees East, 105.5 degrees East and
122.2 degrees East, additional filings have been submitted to, and are currently being coordinated with, the International Telecommunication Union.

    In addition to the three primary positions of 100.5 degrees East, 105.5 degrees East and 122.2 degrees East, China has filed on behalf of AsiaSat for other orbital slots. In contrast to the three primary slots discussed above, the additional slots have significant frequency and geographic coverage constraints resulting from coordination and negotiation. AsiaSat is concentrating on the development of its three primary slots first but the Company believes that the encumbered and/or constrained slots may prove valuable in the future for specific applications.

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

    PROPERTY, PLANTS AND EQUIPMENT

    LAND FACILITIES

    The Company's executive offices are located in Causeway Bay, Hong Kong. The lease covering the Company's executive office space commenced in March 2005 for a term of three years. The rental amount (excluding rates, air-conditioning and management charges) under this lease is approximately HK$2.7 million per year. The Company finances this cost from internal resources. See "Additional Information - Material Contracts."

    In March 2000, the Company opened a representative office in Beijing, China. The Company's Beijing office entered into a new lease for a period of four years beginning in June 2004. The lease amount is approximately HK$0.7 million per year.

    The Company has leased the Tai Po Site in Hong Kong to support the growth of the Company's business. The Tai Po Site houses the Tai Po Satellite Earth Station, which is the center for coordination of all technical customer-related communication on the Company's satellite, including station testing, outage and trouble shooting and real time scheduling of ad hoc broadcasting services traffic. These services also include uplink, technical support and other value added services. The Tai Po Satellite Earth Station became fully operational in December 2003, and the complex received its final occupation permit from the Hong Kong Building Authority in January 2004. The five full performance antennas required for TT&C operations have been installed and are operational. See "Additional Information - Material Contracts."

    The Company is not currently the subject of any actions or proceedings for environmental liabilities. As AsiaSat's satellites reach their "end of life" and are de-orbited, it is conceivable that the Company could be subject in the future to actions for environmental or other liabilities resulting from damages caused by these satellites.

    SATELLITE CONTROL FACILITIES

    The Tai Po Satellite Earth Station has been fully operational for more than one year and is now the Company's primary TT&C facility. The Tai Po Satellite Earth Station is connected by dual, diversely routed leased lines to the TT&C facility at the Reach Network (Hong Kong) Limited's ("Reach") teleport located at Stanley on the south side of Hong Kong Island (the "Stanley TT&C Facility"). The integrity of the delivery of the Company's services is achieved through duplicating at the Tai Po Earth Station, the Company's circuits and facilities provided at the Stanley TT&C Facility. A new satellite control and monitor software program has been installed and is undergoing system testing.

    AsiaSat's technical personnel staff the Tai Po Satellite Earth Station 24 hours a day. There are no full-time employees of AsiaSat located at the Stanley TT&C Facility. Reach teleport technicians are responsible for the routine maintenance of the antennas and other equipment located at this facility.

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

    OVERVIEW

    OUR SATELLITES. The Company, through its wholly-owned subsidiary, AsiaSat, is a leading provider of high quality satellite transponder capacity in the Asian region. As of May 31, 2005, the Company had three satellites in operation:

--------------------------------------------------------------------------------
                       POSITION                   UTILIZATION RATES(1)  % CHANGE
                       --------                   -----------------      -------
--------------------------------------------------------------------------------
                                           2002      2003       2004
                                           ----      ----       ----

AsiaSat 2           100.5(degree) East     65.6%     54.3%      36.4%     -33.0%

AsiaSat 3S          105.5(degree) East     62.2%     59.0%      73.3%      24.2%

AsiaSat 4           122.2(degree) East      N/A      10.3%      26.8%     160.2%

System Utilization                         63.6%     39.0%      45.7%      17.2%

    (1) There were 49 transponders utilizedn all AsiaSat satellites at each of the year-end 2002 and 2003, and there were 57 transponders utilized on all AsiaSat satellites at year-end 2004. See "--- Results of Operations - Utilization Rates."


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

    OUTLOOK. The decline in the Company's revenue in previous years has been a result of factors including a decline in the global telecommunications market beginning in 2000, the prevailing general economic slowdown, competition from new satellite operators and the introduction of additional satellites into operation by existing satellite operators, and the increased digitization of broadcast channels which have decreased the overall demand for transponder capacity. See "--- Results of Operations."

    Due to the factors described above and that the Company does not see material signs of improvement among regional broadcast and telecommunications operators, nor new developments in the market that would enable the Company to deliver stronger results in 2005, the Company does not expect to achieve improvement in the near term. See "Key Information -- Risk Factors - Political, Economic and Other Regional Risks" and "Key Information -- Risk Factors - Risk of Limited Market Demand and Increasing Competition." In addition to this slow growth in new demand, business contraction of some existing customers and continuing price pressure on new transponder utilization agreements have limited the Company's growth. See "Information on the Company - Business Overview." However, the Company's business is long-term in nature, and the positive factors that drive demand remain in place. These factors include television distribution (and increasingly in more developed markets, High Definition Television), and telecommunications networks that need connectivity over wide geographic coverage, at a fixed cost. In addition, the Company has a strong existing customer base with contracts representing approximately 71.3% of the Company's 2004 revenue remaining under contract for 2005. Furthermore, the Company has an outstanding technical and customer service team as well as a premium client base. Thus, operationally, 2005 will be another challenging year requiring intense customer focus to maintain and expand existing businesses where possible and to concentrate on identifying new opportunities for growth. The Company will continue to investigate strategic opportunities that would support and enhance the Company's core satellite business in order to position itself to capitalize upon the economic recovery of the commercial satellite industry in the Asian region.

    REVENUE

    SOURCES. Substantially all of the Company's revenues during the years 2000 through 2004 were derived from payments made in respect of transponder utilization agreements and transponder purchase agreements for AsiaSat 2, AsiaSat 3S and AsiaSat 4 and were almost entirely payable in US Dollars. AsiaSat's transponder utilization agreements and transponder purchase agreements in effect as of May 31, 2005 provided for total committed revenue (including a portion of the deposits received by the Company in prior periods and that will be recognized as revenue in the applicable future period) of HK$3,099.7 million (US$397.4 million). The Company expects that most of such committed revenue will be recognized over the remaining terms of the relevant agreements up to 2014, assuming that the agreements are not terminated earlier. See "Information on the Company - Transponder Utilization Agreements." In 2004, approximately 2.0% of the Company's revenue from the provision of transponder capacity was derived from transponder purchase agreements, and the remaining portion was derived from transponder utilization agreements.

    Payments under transponder utilization agreements are negotiated with each individual customer and generally are influenced by various factors, including market conditions that drive demand, satellite performance capabilities and the reputation of AsiaSat as a reliable service provider. See "Information on the Company - Business Overview." Generally, in the satellite transponder market, transponders with greater coverage, wider bandwidth, more viewers and higher power have commanded a premium price. These factors will impact our ability to increase charges for transponder capacity in future periods with respect to new and existing agreements.

    SEGMENTS. The Company's primary industry "segments" consist of video broadcasting and telecommunications. The majority of the Company's revenue is attributable to video broadcasting. Due to the contracted nature of the Company's revenue stream, year-to-year fluctuations are driven by customer contract renewals and customer movements. See "Information on the Company - Business Overview," "Information on the Company -Services and Customers - Broadcasting", "Information on the Company - Services and Customers - Telecommunications", "Information on the Company - Services and Customers - Multimedia and Internet" and "Information on the Company - Services and Customers - Expanded Services and Other Businesses." The following table shows a breakdown of revenue by segment:

----------------------------------------------------------------------------------------------------------------------
                                                 YEAR ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------
                                                        2002                     2003                    2004
                                                 -------------------    ---------------------     --------------------
                                                 AMOUNT                 AMOUNT                    AMOUNT
                                                 ------   % OF          ------     % OF           ------      % OF
                                                          TOTAL                    TOTAL                     TOTAL
                                                 HK$M     REVENUE        HK$M      REVENUE        HK$M       REVENUE
                                                          -------                  -------                   -------
Broadcasting (video)                             649.0     68.3%         631.2     70.4%            709.4      70.6%

Telecommunications,                              301.8     31.7%         265.0     29.6%            295.6      29.4%
                                                 -----     -----         -----     -----            -----      -----
Internet and
Multimedia

Total Revenue                                    950.8    100.0%         896.2     100.0%         1,005.0(1)  100.0%
                                                 =====    ======         =====     ======         =======     ======

    (1) See "-- Results of Operations - Revenues."

    The following table shows the location of the Company's customers. However, due to the nature of the Company's business, the location of its customers are not reflective of their market activities as broadcasting and telecommunication consumers may be located outside the coverage area of AsiaSat's satellites.

----------------------------------------------------------------------------------------------------------------------
                                                        2002                    2003                     2004
                                                 -------------------    --------------------     ---------------------
                                                 AMOUNT                 AMOUNT                    AMOUNT
                                                 ------   % OF          ------     % OF           ------      % OF
                                                          TOTAL                    TOTAL                     TOTAL
                                                 HK$M     REVENUE        HK$M      REVENUE        HK$M       REVENUE
                                                          -------                  -------                   -------
Hong Kong                                        341.2     35.9%        323.2        36.1%          323.1      32.1%

Greater China, including Macau and Taiwan        212.1     22.3%        212.8        23.7%          197.9      19.7%

United States of America                          73.3      7.7%         71.2         7.9%          183.8(1)   18.3%

British Virgin Islands                            40.4      4.2%         40.4         4.5%           40.9       4.1%

United Kingdom                                    43.4      4.6%         23.9         2.7%           46.1       4.6%

Others                                           240.4     25.3%        224.8        25.1%          213.2      21.2%
                                                 -----     -----        -----       ------          -----      -----

Total Revenue                                    950.8    100.0%        896.2       100.0%        1,005.0(1)  100.0%
                                                 =====    ======        =====       ======        =======     ======

    (1) See "-- Results of Operations - Revenues."

    REVENUE RECOGNITION. The Company recognizes revenues from all transponder utilization agreements on a straight line basis over the term of the agreements. As a result of the utilization fee escalation clauses in the transponder utilization agreements, in the early years of the term of any such agreement revenues are recognized in respect of payments that are not yet due, and in the latter portion of the term of such agreement revenues recognized will be less than payments due under the contract terms. In the aggregate in 2002, 2003 and 2004, there was recognition of revenues under the transponder utilization agreements in excess of payments due under those agreements in the amounts of HK$34.8 million, HK$16.6 million and HK$9.3 million (US$1.2 million), respectively.

    The Company recognizes revenue on the sale of transponder capacity under transponder purchase agreements on a straight-line basis from the date of delivery of the capacity until the end of the design life of the satellite.

    RELIANCE UPON A SIGNIFICANT CUSTOMER. In the years ended December 31, 2002, 2003 and 2004, approximately 23.5%, 24.9% and 22.4%, respectively, of the Company's revenues were attributable to transponder utilization agreements with STAR. See "Information on the Company - Services and Customers" and "Key Information -- Risk Factors --Reliance upon Significant Customer."

    EXPENSES

    The components of operating expenses are cost of services, selling, general and administrative expenses and depreciation. Significant components of cost of services include in-orbit insurance, staff costs, satellite operations and turnaround service charges. Significant components of selling, general and administrative expenses include staff costs, office rental expenses, provision for doubtful debts, marketing and promotion expenses, business travel expenses, dual listing expenses, professional fees and amortization of goodwill arising from an acquisition of affiliates.

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

    INTEREST IN ASSOCIATES

    The Company has accounted for its share of profit or loss arising from associates on an equity accounting basis. In the case of a loss, the Company will reflect its share in its income statement with a corresponding write down of its investment in an affiliate. Once the investment has been written down to zero the Company will not account for any further loss beyond its investment. In 2002, 2003 and 2004, the Company recorded a HK$13.7 million, HK$17.5 million and HK$12.4 million (US$1.6 million) loss, respectively, with respect to its investment in associates, which includes amortization of goodwill and impairment loss. In the case of a profit, the Company will reflect its share of the profit in its income statement. In 2002, 2003 and 2004, the Company recorded a positive contribution to the Company's income statement in the amount of HK$6.5 million, HK$3.3 million and HK$6.4 million (US$0.8 million), respectively.

    TAXATION

    The Company is subject to Hong Kong Profits Tax on its operations deemed to be located in Hong Kong. It is also subject to overseas tax on its operations in certain of the overseas jurisdictions. See Note 8 to the Company's consolidated financial statements. The Hong Kong profits tax rate was increased to 17.5% per annum with effect from April 2003. Hong Kong profits tax was previously charged at the rate of 16% per annum.

    Under Indian tax regulations, the Company may be subject to Indian income tax on revenues received by the Company in respect of income from the provision of satellite transponder capacity to the Company's customers for purposes of those customers carrying on business in India or earning income from any source in India.

    The Indian tax authorities have assessed the Company for income tax as follows:

                            ASSESSMENTS (HK$ IN MILLIONS) (APPROXIMATELY)
    ---------------------------------------------------------------------------------
    Assessment   1997-98   1998-99   1999-00  2000-01   2001-02   2002-03      Total
    Year
                  20.0      23.0      22.0      14.0     29.0      38.0        146.0
                  ----      ----      ----      ----     ----      ----        =====
    ---------------------------------------------------------------------------------

    The Company has filed appeals for each of the assessment years 1997-98 to 2002-03. No assessment has yet been made for the 2003-04 or 2004-05 assessment years.

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

    In order to obtain a stay of recovery proceedings, the Company has made payments as follows and has recorded these payments as an asset on the assumption that the amounts are recoverable:

                   PAYMENT TO STAY RECOVERY PROCEEDINGS (HK$ IN MILLIONS) (APPROXIMATELY)
    -----------------------------------------------------------------------------------------------------
    Assessment       1997-98     1998-99     1999-00       2000-01      2001-02    2002-03         Total
    Year
                       13.0        15.0        10.0          9.0          20.0     27.0             94.0
                       ----        ----        ----          ---          ----     ----            =====
    -----------------------------------------------------------------------------------------------------

    In addition, based on the general principles set forth by the Tribunal, the amount of income taxable in India depends on the payments made by the Company's customers to the Company for the purpose of those customers carrying on business in India or earning income from any source in India. As such information is proprietary in nature and has not been provided by the Company's customers, the Company cannot reasonably estimate the taxable income and therefore also cannot estimate the amount of income tax to which the Company may be assessed. Accordingly, no provision has been recognized for Indian income tax in the Company's financial statements. Furthermore, as stated above, the Company has filed an appeal against the Tribunal's decision. The appeal has been admitted by the High Court and is pending before the High Court.

    RESULTS OF OPERATIONS

    The Company's revenues for 2004 amounted to HK$1,005.0 million (US$128.8 million), which included a one-time lump sum receipt of HK$123.0 million (US$15.8 million) for early termination of a transponder utilization agreement. After reversing that portion of the income from the contract accounted for on a straight-line basis in prior years, the one-time contribution to revenues in the results of 2004 amounted to HK$107.0 million (US$13.7 million). Excluding this HK$107.0 million (US$13.7 million), revenue for 2004 amounted to HK$898.0 million (US$115.1 million), a slight increase from 2003.

    Profit from operations decreased in 2004 as a result of the full year effect on depreciation and in-orbit insurance of AsiaSat 4. Profit from operations in 2004 decreased 5.4% to HK$504.0 million (US$64.6 million from HK$532.6 million in 2003, which in turn decreased 16.4% from HK$637.4 million in 2003. Profit from operations as a result of revenues decreased in 2004 to 50.1% from 59.4% in 2003, which in turn decreased from 67.0% in 2002.

    The following table sets forth, for the periods indicated, the percentage of revenues represented by certain income and expense items in the Company's Consolidated Statement of Operations.

                                                             YEAR ENDED DECEMBER 31,
                                                --------------------------------------------
                                                    2002            2003            2004
                                                --------------    ----------     -----------
Revenues                                             100%           100%            100%

Cost of services                                    (25.6)         (35.0)          (41.9)
                                                --------------    ----------     -----------

                                                     74.4           65.0            58.1

Other operating income                                 --            0.1              --

Interest income                                       0.7            0.6             2.2

Administrative expenses                              (8.1)          (6.3)          (10.2)
                                                --------------    ----------     -----------

Profit from operations                               67.0           59.4            50.1

                                                             YEAR ENDED DECEMBER 31,
                                                --------------------------------------------
                                                    2002            2003            2004
                                                --------------    ----------     -----------
Finance costs                                          --           (0.3)             --

Share of results of associates (including            (1.4)          (1.7)           (1.2)
   goodwill amortization)

Impairment loss recognized in respect of               --           (0.2)             --
   goodwill of associates
                                                --------------    ----------     -----------

Profit before taxation                               65.6           57.2            48.9

Taxation                                             (7.3)          (9.8)           (6.0)
                                                --------------    ----------     -----------

Profit for the year                                  58.3           47.4            42.9
                                                ==============    ==========     ===========

    REVENUES

    Revenues in 2004 increased 12.1% to HK$1,005.0 million (US$128.8 million) from HK$896.2 million in 2003, which in turn decreased from HK$950.8 million in 2002. During 2004, the Company entered into transponder utilization agreements for a total of approximately twelve transponders at lower rates for some new customers and lost approximately seven transponders on non-renewal of some contracts upon expiration. The increase in revenue in 2004 was primarily due to a one-time contribution to revenues resulting from the early termination of a transponder utilization agreement. The decrease in revenue in 2003 compared to 2002 was primarily due to the non-renewal of some contracts upon expiration.

    UTILIZATION RATE. As of December 31, 2004, the overall total utilization rate of AsiaSat 2, AsiaSat 3S and AsiaSat 4 increased 17.2% over the prior year from 39.0% to 45.7%, which in turn decreased from the overall total utilization rate of 63.6% as of December 31, 2002. See "--Overview." There were 49, 49 and 57 transponders utilized on all AsiaSat's satellites at the year-end 2002, 2003 and 2004, respectively. The decrease in the overall utilization rate in 2003 from the previous year was the result of the introduction of AsiaSat 4 to AsiaSat's satellite fleet and the contraction of the business of certain of AsiaSat's customers. However, while utilization rates decreased in 2003 from the previous year, the total number of transponders utilized as at December 31, 2002 and December 31, 2003 remained unchanged at 49. The increase in 2004 from the previous year was the result of the leasing of additional transponders to new and existing customers. See "Key Information - Risk Factors - Risk of Technological Changes" and "Key Information - Risk Factors - Risk of Limited Market Demand and Increasing Competition."

    Utilization rates and the fees derived from its satellites are determined by the terms of the Company's transponder agreements rather than the transponder capacity actually used by the Company's customers at any given time. The fees derived from the Company's satellites with respect to video broadcasting services varies depending, in part, on whether the satellite has an established viewer base. See "Information on the Company - Business Overview."

    COST OF SERVICES. Cost of services in 2004 increased 34.2% to HK$420.5 million (US$53.9 million) from HK$313.3 million which in turn increased 28.9% from HK$243.1 million in 2002. HK$23.7 million of the increase in 2003 was due to an increase in the cost of first-year in-orbit satellite insurance directly associated with the launch of

AsiaSat 4 and HK$4.7 million of the increase was due to increases in the cost of satellite and other insurance which was a result, in part, of increases in D&O insurance resulting from previous corporate scandals in the United States, the terrorist events of September 11, 2001, and in-orbit failures affecting other global satellites in the industry. HK$65.7 million of the increase in 2004 was due to depreciation and HK$26.4 million of the increase was due to insurance. First-year in-orbit satellite insurance is recorded by the Company as a cost of services after commissioning of the satellite. See "Key Information - Risk Factors - Risk of Loss or Damage to Satellites, Ground Based Satellite Control Equipment or Satellite Stations from Acts of War, Terrorism, Electrostatic Storm, Space Debris and Other Natural Disasters and Limitations on Warranties and Insurance." Depreciation expenses, which are included in cost of services, increased in 2004 to HK$288.0 million from HK$222.3 million in 2003. HK$55.6 million of the increase in depreciation expenses in 2004 was attributable to the full year depreciation of AsiaSat 4 and HK$55.6 million of the increase was attributable to the Tai Po Earth Station.

    ADMINISTRATIVE EXPENSES. Administrative expenses in 2004 increased 82.6% to HK$102.5 million (US$13.1 million) from HK$56.1 million in 2003, which in turn decreased 26.9% from HK$76.7 million in 2002. The decrease in administrative expenses in 2003 was largely attributable to the recovery of bad debt for late payments by customers in which a provision for bad and doubtful debts was recorded in a previous year. The increase in administrative expenses in 2004 was largely attributable to the provision of doubtful debts and performance bonus.

    INTEREST INCOME. Interest income in 2004 increased 344.9% to HK$21.8 million (US$2.8 million) from HK$4.9 million in 2003, which decreased 23.4% from HK$6.4 million in 2002. The decrease in interest income in 2002 and 2003 was primarily due to lower interest rates on banks deposits. The increase in interest income in 2004 was primarily due to larger cash balances and higher interest from structured deposits.

    PROFIT BEFORE TAXATION

    Profit before taxation in 2004 decreased 4.0% to HK$491.6 million (US$63.0 million) from HK$512.1 million in 2003, which in turn decreased 17.9% from HK$623.8 million in 2002. The decrease in income before taxes in 2003 resulted from lower revenues combined with higher operating expenses. The decrease in income before taxes in 2004 resulted from higher cost of services and administrative expenses.

    TAXATION

    Taxation in 2004 decreased 30.9% to HK$60.5 million (US$7.8 million) from HK$87.6 million in 2003, which in turn increased 26.8% from HK$69.1 million in 2002. The increase in income tax in 2003 resulted primarily from an additional provision of HK$17.4 million for deferred tax for prior years as a result of the change in the corporate tax rate in Hong Kong. The decrease in 2004 resulted primarily from lower assessable profit. For the years 2004, 2003 and 2002, the effective tax rates were 12.3%, 17.1% and 11.1%, respectively. The higher effective rate in 2003 was mainly due to the additional provision for deferred tax for prior years and current year profit tax due to the increase of the profits tax rate in Hong Kong by 1.5%.

    PROFIT FOR THE YEAR

    Profit for the year in 2004 increased 1.6% to HK$431.2 million (US$55.3 million) from HK$424.5 million in 2003, which decreased 23.5% from HK$554.7 million in 2002.

    LIQUIDITY AND CAPITAL RESOURCES

    SOURCES OF FINANCING

    The Company's principal use of capital in 2002 and 2003 was capital expenditures related to the construction and launch of AsiaSat 4 and the construction of the Tai Po Satellite Earth Station. The Company's principal use of capital in 2004 was capital expenditures associated with the Tai Po Satellite Earth Station. Cash applied for the acquisition of property, plant and equipment was HK$440.2 million in 2002 and decreased to HK$162.2 million in 2003, which in turn decreased to HK$47.7 million (US$6.1 million) in 2004. Cash applied for the acquisition of property, plant and equipment has been financed through cash flows generated from operations.

    As of December 31, 2004, the Company had no outstanding debt and HK$3,874.6 million of shareholders' equity.

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

                                     PLANNED CAPITAL EXPENDITURES (IN MILLIONS)
-----------------------------------------------------------------------------------------------------
                       2005        2006         2007       2008       2009         TOTAL        TOTAL
                        HK$         HK$          HK$        HK$        HK$          HK$          US$

    AsiaSat 2            --       743.7        902.9       69.4         --       1,716.0       220.0
   Replacement
    Satellite

Ground Facilities        --        10.2          2.4        0.6         --          13.2          1.7
     for the
   Replacement
    Satellite

     Others            27.0        12.2         13.8       15.2       14.7          82.9        10.6
                       ----        ----         ----       ----       ----          ----        ----
     Total             27.0       766.1        919.1       85.2       14.7       1,812.1        232.2
                       ====       =====        =====       ====       ====       =======        =====

    A replacement satellite for AsiaSat 2 will need to be constructed for launch in 2007 in order to provide adequate opportunity to replace AsiaSat 2 at the end of its useful life. The total costs for the construction and launch of a replacement satellite for AsiaSat 2 is estimated to be approximately HK$1,716.0 million (US$220.0 million). The Company expects that it can finance a replacement satellite for AsiaSat 2 through cash flows generated from operations. However, there can be no assurance that any required additional financing, if any, for additional satellites or an additional loan facility will be available or that, if available, it will be available on terms satisfactory to the Company. The planned capital expenditures indicated as "Others" in the table above consist of those planned for furniture and fixture, office equipment, equipment and building upgrade at the Tai Po site, motor vehicles, new business and test equipment and tools.

    CONTRACTUAL OBLIGATIONS

    As of December 31, 2004, the Company had various contractual obligations which are more fully disclosed in Notes 25 and 26 to the consolidated financial statements of the Company. The following table aggregates the contractual obligations of the Company as of December 31, 2004:

                                           PAYMENTS (OR OTHER OBLIGATIONS WHICH MAY BECOME DUE) BY PERIOD
                                                                      (HK$ IN MILLIONS)
                                          ---------------------------------------------------------------

                                           TOTAL      LESS THAN      1-3 YEARS    4-5 YEARS     AFTER 5
                                                        1 YEAR                                    YEARS
Commitment of Expenditure for Operations
and Maintenance Capital Expenditures....    21.3          21.3            --          --           --

Operating Lease Obligations.............    17.1           6.5          10.6          --           --
                                           -----      ---------      ---------    ---------     -------

Total Contractual Obligations               38.4          27.8          10.6          --           --
                                           =====      =========      =========    =========     =======

Deferred Revenue
  Disclosed on the Company's
  Balance Sheet(1)......................   286.9         175.0          41.8        26.6         43.5

    (1) Only reflects deferred revenue associated with the sale of transponder capacity requiring the provision of on-going transponder capacity through the relevant period of the transponder purchase agreement.


    AsiaSat leases its premises under non-cancelable operating leases. At December 31, 2004, commitments for future minimum lease payments which fall due in 2005, 2006 and subsequent years are HK$0.6 million and HK$1.2 million, respectively.

     In the ordinary course of its business, AsiaSat enters into commercial commitments for various aspects of operations, such as repair and maintenance. However, the Company believes that those commitments will not have a material effect on the Company's financial condition, results of operations or cash flows.

    CASH FLOWS

    The Company has generally financed its short-term working capital requirements from cash provided by operations. The Company has not borrowed any amounts for the last three years. The Company had cash and cash equivalents of HK$406.2 million, HK$659.3 million and HK$1,234.4 million (US$158.3 million) as of December 31, 2002, 2003 and 2004, respectively.

    Net cash generated from operating activities was HK$809.6 million, HK$627.5 million and HK$750.8 million (US$96.3 million) in 2002, 2003 and 2004, respectively. In 2003, the decreased level of net cash provided by operating activities resulted primarily from lower turnover. In 2004, the increased level of net cash provided by operating activities resulted primarily from lower capital expenditures and lower amounts of dividends paid.

    Net cash used in investing activities was HK$453.4 million, HK$164.5 million and HK$50.9 million (US$6.5 million) in 2002, 2003 and 2004, respectively. Expenditures on the construction and launch of AsiaSat 3S and AsiaSat 4 were HK$388.3 million and HK$58.0 million (US$7.4 million) in 2002 and 2003, respectively. Expenditures on other property and equipment were HK$51.9 million, HK$104.2 million and HK$47.7 million (US$6.1 million) in 2002, 2003 and 2004, respectively.

    Net cash used in financing activities was HK$86.4 million, HK$209.9 million and HK$124.9 million (US$16.0 million) in 2002, 2003 and 2004, respectively. In 2002 and 2003 and 2004, net cash used in financing activities primarily consisted of dividend payments.

    The Company has sufficient working capital to cover its planned capital expenditures and other operating needs. See "-- Planned Capital Expenditures." The Company had a working capital of HK$239.0 million at December 31, 2002, a working capital of HK$529.9 million at December 31, 2003 and a working capital of HK$1,023.1 million (US$131.2 million) at December 31, 2004.

    OFF-BALANCE SHEET ARRANGEMENTS

    The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or resources that are material to investors.

    EXCHANGE RATES

    During the past three years almost all of the Company's revenues, premiums for satellite insurance coverage and debt service and substantially all capital expenditures were denominated in US Dollars. The Company's remaining expenses were primarily denominated in HK Dollars during these periods. As of December 31, 2004, almost all of AsiaSat's transponder utilization agreements, transponder purchase agreements and obligations to construct and launch satellites and to purchase TT&C equipment were denominated in US Dollars.

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

                                             2002       2003      2004      2004
                                              HK$        HK$       HK$       US$
Net income in accordance with:                         (in millions)

  Hong Kong GAAP........................    554.7      424.5     431.2      55.3

  U.S. GAAP.............................    538.1      408.3     424.1      54.4

Shareholders' equity in accordance with:

  Hong Kong GAAP........................  3,346.7    3,568.3   3,874.6     496.7

  U.S. GAAP.............................  3,412.2    3,617.6   3,916.7     502.1

    Note 31 to the Company's consolidated financial statements provides a description of the principal differences between Hong Kong GAAP and U.S. GAAP as they relate to the

Company and a reconciliation to U.S. GAAP of certain items, including net income and shareholders' equity. Differences between Hong Kong GAAP and U.S. GAAP that have a material effect on the Company's net income and shareholders' equity as reported under Hong Kong GAAP relate to capitalization of interest, borrowing costs and deferred taxation.

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

         USEFUL LIVES OF IN-ORBIT SATELLITES. The Company has significant investments in satellites. The carrying value of the Company's in-orbit satellites represented 39%, 72% and 59% of its total assets as of December 31, 2002, 2003 and 2004, respectively. The Company estimates the useful lives of satellites in order to determine the amount of depreciation expense to be recorded during the reported period. The useful lives are estimated at the time satellites are put into orbit and are based on historical experience with other satellites as well as the anticipated technological evolution or other environmental changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these satellites may need to be shortened, resulting in the recognition of increased depreciation in a future period. Similarly, if the actual lives of satellites are longer than what the Company has estimated, the Company would have a smaller depreciation expense. As a result, if the Company's estimates of the useful lives of its satellites are not accurate or are required to be changed in the future, the Company's net income in future periods would be affected.

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

         INSURANCE. For each of its satellites, the Company obtains insurance covering launch and first-year in-orbit loss at a blended rate. The launch insurance is a one time charge and the in-orbit insurance is recurring in-nature. The Company capitalizes a large portion of the insurance premium relating to the launch as a cost of satellite and amortizes the cost over the life of the satellite on a straight-line basis. The small portion of the insurance premium relating to the first-year in-orbit is determined by reference to an indicative rate obtained through an insurance broker in an open market for satellites of similar type and configuration, and is recorded as part of cost of services after commissioning of the satellite. The in-orbit insurance cost usually represents 2.5% to 3.5% of the total amount insured for such satellite.

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

    If changes in these factors occur, or the historical data the Company uses to calculate the allowance for doubtful accounts as of December 31, 2004 does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and the Company's future results of operations could be adversely affected.

         CONTINGENCY RELATED TO INDIAN TAX ASSESSMENTS. As of May 31, 2005 the Indian tax authorities have assessed the Company for income tax of approximately HK$146.0 million (US$18.7 million). See "-- Taxation." The Company did not recognize liabilities in connection with the foregoing assessments as the Company believes that the criteria for recognition of a loss contingency under the US Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies" ("SFAS 5") and Hong Kong Statement of Standard Accounting Practice No. 28 "Provisions, Contingent Liabilities and Contingent Assets" ("SSAP 28") were not met. SFAS 5 requires that "an estimated loss from a loss contingency shall be accrued by a charge to income if both of the following conditions are met: (a) information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements; and (b) the amount of loss can be reasonably estimated. SSAP 28 states that a contingent liability is: (a) a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the enterprise; or
(b) a present obligation that arises from past events but is not recognized because: (i) it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation: or (ii) the amount of the obligation cannot be measured with sufficient reliability.

    The Company cannot reasonably estimate the loss that will arise from the assessment since the information needed to calculate such loss (if any) is proprietary to the Company's customers and was not provided to the Company. Further, the Company believes it has a reasonable likelihood of success with respect to its appeals against the Tribunal's decision. Therefore, the Company believes that the criteria for recognition of a loss contingency under SSAP 28 or SFAS 5 were not met. If the Company is finally held liable for such Indian tax, the Company's future results of operations could be adversely affected.

    NEW ACCOUNTING STANDARDS

    For a discussion on new accounting standards, see Note 2 to the Company's consolidated financial statements.

    RESEARCH AND DEVELOPMENT

    The Company does not incur any significant research and development expenditures.

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

         ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

                         DIRECTORS AND SENIOR MANAGEMENT

    The directors of the Company as of May 31, 2005 are set forth below.

                                                           DATE FIRST ELECTED OR
                                                           APPOINTED DIRECTOR OF
NAME                       AGE     POSITION                ASIASAT (OR THE COMPANY)  TERM  OF OFFICE
-----------------------    -----   ---------------------   ------------------------  ---------------
Romain Bausch (2)          51      Chairman and Director   January 15, 1999          May 14, 2007

Zeng Xin Mi (1)            54      Deputy Chairman and     February 28, 2001         May 14, 2007
                                   Director

Robert Bednarek (2)        47      Director                March 14, 2002            May 13, 2008

Professor Edward Chen,     60      Director                May 10, 1996              May 16, 2006
C.B.E., J.P. (3)

Yu Cheng Ding (1)          39      Director                January 15, 1999          May 14, 2007

R. Donald Fullerton (3)    73      Director                May 10, 1996              May 13, 2008

Peter Jackson              56      Director                May 10, 1996              May 16, 2006

Wei Min Ju (1)             42      Director                October 12, 1998          May 14, 2007

                                                           DATE FIRST ELECTED OR
                                                           APPOINTED DIRECTOR OF
NAME                       AGE     POSITION                ASIASAT (OR THE COMPANY)  TERM  OF OFFICE
-----------------------    -----   ---------------------   ------------------------  ---------------
Fai Wong Ko (1)            56      Director                March 11, 2004            May 14, 2007

Mark Rigolle (2)           39      Director                November 17, 2004         May 13, 2008

Robert Sze (3)             64      Director                May 10, 1996              May 13, 2008

William Wade               48      Director                May 10, 1996              May 16, 2006

-----------------------
(1) Appointed by CITIC.
(2) Appointed by SES.
(3) Independent.


The executive officers of the Company as of May 31, 2005 are set forth below.

                                                           DATE FIRST ELECTED OR
                                                           APPOINTED DIRECTOR OF
NAME                       AGE     POSITION                ASIASAT (OR THE COMPANY)  TERM  OF OFFICE
-----------------------    -----   ---------------------   ------------------------  ---------------
Peter Jackson              56      Chief Executive         July 1, 1993              Indefinite
                                   Officer

William Wade               48      Deputy Chief            April 15, 1994            Indefinite
                                   Executive Officer

Catherine Chang            37      Legal Counsel           January 1, 2003           Indefinite

Liqun Chen                 54      General Manager, China  April 14, 1989            Indefinite

Ya Hui Chiu                55      General Manager,        February 13, 1989         Indefinite
                                   Operation

Sabrina Cubbon             43      General Manager,        December 1, 1993          Indefinite
                                   Marketing

Denis Lau                  65      Secretary and General   July 1, 1988              Indefinite
                                   Manager, Finance and
                                   Administration

Barry Turner               58      General Manager,        May 1, 1998               Indefinite
                                   Engineering

--------------------

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

    ROMAIN BAUSCH was appointed a Non-Executive Director of the Company on January 15, 1999. Since then, he acted as Deputy Chairman (1999-2000), Chairman (2001-2002) and Deputy Chairman (2003-2004) of the Board on a rotational basis biennially. For the current term (2005-2006), he acts as Chairman. He is the President and CEO of SES GLOBAL S.A ("SES GLOBAL"). He started his career in the Luxembourg civil service. After subsequent promotions, he became General Administrator of the Ministry of Finance. He occupied key positions in the banking and media sectors and spent a five-year term as a Director and Vice Chairman of SES GLOBAL. He graduated with a Master of Arts degree in economics (specialization in business administration) from the University of Nancy (France).

    ZENG XIN MI was appointed a Non-Executive Director of the Company on February 28, 2001. Since then, he acted as Deputy Chairman (2001-2002) and Chairman (2003-2004) of the Board on a rotational basis biennially. For the current term (2005-2006), he acts as Deputy Chairman. He is an Executive Director and Vice President of CITIC Group ("CITIC"). Prior to his appointment to the present position, he held executive management positions with various subsidiaries of CITIC and was the Chief Executive Officer of CITISTEEL in the United States from 1992 to 1997. He is also Chairman of the Board of CITIC USA Holdings and CITIC Australia Pty Limited, and an Executive Director of CITIC Resources Holdings Limited in Hong Kong. He joined CITIC in 1985 and holds a Master of Science degree.

    ROBERT BEDNAREK was appointed a Non-Executive Director of the Company on March 14, 2002. He is an Executive Vice-President Corporate Development and a Member of the Executive Committee of SES GLOBAL. Prior to joining SES GLOBAL, he was the Executive Vice President and Chief Technology Officer of PanAmSat. He graduated with a Bachelor of Science degree in Electronic Engineering from the University of Florida.

    PROFESSOR EDWARD CHEN, C.B.E., C.B.E., J.P., has been an Independent Non-Executive Director of the Company since May 1996. He was educated at Hong Kong University (Bachelor of Arts, Master of Social Science) and Oxford University (Doctor of Philosophy) and is currently President of Lingnan University in Hong Kong. He was a member of the Executive Council of Hong Kong from 1992 to 1997, and Chairman of the Consumer Council from 1991 to 1997. He is now Chairman of the Press Council, a Director of the First Pacific Company Limited, a Trustee of Eaton Vance Management Funds (Boston), a Director of The Wharf (Holdings) Limited and also a Director of China Resources People Telephone Company.

    YU CHENG DING was appointed a Non-Executive Director of the Company on January 15, 1999. He was the Assistant President of CITIC Securities Company Limited before resigning in 2004. CITIC Securities Company Limited is a wholly-owned subsidiary of CITIC engaging in securities and investment banking business. He holds a Master of Business Administration degree from the University of Pittsburgh and is studying for his Doctor of Philosophy degree in Economics in Tsinghua University.

    R. DONALD FULLERTON has been an Independent Non-Executive Director of the Company since May 1996. He was the Chairman and Chief Executive Officer of Canadian Imperial Bank of Commerce ("CIBC") until his retirement in 1992. Subsequently, he was Chairman of the Executive Committee of the CIBC's Board of Directors until 1999. He retired from the CIBC's Board in February 2004. During his career, he was a director of many national and multi-national corporations as well as medical, cultural and educational institutes. He currently sits on the Board of George Weston Limited, Partner Communications Company Limited and Husky Energy Inc.

    WEI MIN JU was appointed a Non-Executive Director of the Company on October 12, 1998. He is the Chief Financial Officer of CITIC. He is also a Director of CITIC International Financial Holdings Limited and a Director of CITIC United Asia Investments Limited, a wholly owned subsidiary of CITIC in Hong Kong ("CITIC UA"), which engages in investment, trading and joint ventures in China and Hong Kong. CITIC United Asia Investments Limited is a wholly-owned subsidiary of CITIC.

    ROBERT SZE has been an Independent Non-Executive Director of the Company since May 1996. He is a fellow of the Institute of Chartered Accountants in England and Wales and the Hong Kong Institute of Certified Public Accountants, and was a partner in an international firm of accountants with which he practiced for over 20 years. He is a non-executive director of a number of Hong Kong listed companies. He is also a member of the Shanghai Committee of the Chinese People's Political Consultative Conference.

    FAI WONG KO was appointed a Non-Executive Director of the Company on March 11, 2004. He is the Deputy General Manager of CITIC UA and has over 20 years' experience in banking and finance before joining CITIC. He holds a Bachelor and a Master Degree in Business Administration.

    MARK RIGOLLE was appointed a Non-Executive Director of the Company on November 17, 2004. He is the Chief Financial Officer of SES GLOBAL. Prior to joining SES GLOBAL, he held various positions in Belgacom in the financial and strategic areas. He holds a degree in economic sciences from the Catholic University of Leuven, Belgium.

    PETER JACKSON has been an Executive Director and the Chief Executive Officer of the Company since May 1996, having served in that position with AsiaSat since July 1993 prior to the listing of the Company. He has over 26 years' experience in the telecommunications field. Prior to his appointment as the Chief Executive Officer in 1996, he was employed by Cable & Wireless plc where he held engineering, marketing and management positions and was responsible for several satellite telecommunications ventures.

    WILLIAM WADE has been an Executive Director and the Deputy Chief Executive Officer of the Company since May 1996, having served in that position with AsiaSat since April 1994 prior to the listing of the Company. He has over 20 years' experience in the satellite and cable television industry. He speaks Mandarin Chinese and holds a Bachelor of Arts (Honors) degree in Communications from the University of Utah, and a Masters of International Management from Thunderbird (the Garvin School of International Management).

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

    DR. YA HUI CHIU is General Manager, Operations, of AsiaSat, in which capacity he is responsible for maintaining and operating the Company's satellites. Dr. Chiu has 24 years experience in telecommunications engineering and operations, with the last 20 years being in the satellite communications area. Dr. Chiu received his Bachelor of Science degree from National Taiwan University and his M. Phil and Ph.D. degrees from Yale University, all in Physics.

    SABRINA CUBBON is General Manager, Marketing, of AsiaSat, in which capacity she is responsible for sales and marketing, business development, corporate affairs and market research. Mrs. Cubbon has over 20 years of marketing experience in the telecommunications industry. Prior to joining AsiaSat in August 1992, Mrs. Cubbon was employed by Case Communications, a Hong Kong company, between 1987 and 1992 as Regional Manager Asia-Pacific responsible for the sales and marketing activities to multinational clients. Mrs. Cubbon graduated from the University of Manchester, United Kingdom with a Masters degree in Electronic and Electrical Engineering, with a specialization in cryptography.

    DENIS LAU is General Manager, Finance and Administration and the Secretary of the Company. Mr. Lau joined Hong Kong Telecom (now known as PCCW) in 1974 and held a number of senior positions, including the Assistant Group Chief Accountant, before being seconded to AsiaSat in 1988. He became a permanent employee of AsiaSat in September 1996. Mr. Lau is a qualified accountant and secretary by profession and has over 34 years experience in the fields of accounting and finance. Mr. Lau holds a Diploma in Management Executive Development from the Chinese University of Hong Kong, a Fellowship of The Association of Chartered Certified Accountants in the United Kingdom and the Hong Kong Institute of Certified Public Accountants and an Associateship of The Chartered Institute of Secretaries and Administrators in the United Kingdom. Prior to joining Hongkong Telecom, Mr. Lau worked for Esso, Union Carbide and Shaw Brothers.

    BARRY TURNER is General Manager, Engineering of AsiaSat. Mr. Turner joined AsiaSat in 1997 as Deputy General Manager of Engineering and was appointed to his present position in May 1998. Mr. Turner has 30 years of experience in the satellite communications industry and has held senior and executive management positions in Engineering and in Sales and Marketing at Telesat Canada and in Strategic Planning at TMI Communications Inc. Mr. Turner holds a Bachelor's degree in Electrical Engineering from the Technical University of Nova Scotia, Canada, and a Masters degree in Business Administration from the University of Ottawa, Canada.

    There is no family relationship between any director or executive officer and any other director or executive officer of the Company.

                                  COMPENSATION

    The aggregate compensation paid by AsiaSat to all directors and officers of the Company for 2003 and 2004 was approximately HK$23.2 million and HK$35.8 million, respectively. This compensation included payments of HK$0.5 million (2003: HK$0.5 million) and HK$0.5 million (2003: HK$0.5 million) to SES GLOBAL S.A. and a subsidiary of CITIC, the major shareholders of the Company, respectively, for certain Non-Executive Directors representing SES GLOBAL S.A. and CITIC. The increase was largely attributable to the payment of performance bonus and an increase in headcount. In 2003, there was no performance bonus as the Company's target was not achieved.

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

    The audit committee shall have three or more members who shall be independent non-executive directors unless an applicable exemption is available under the rules promulgated by the U.S. Securities and Exchange Commission. The quorum for the committee shall be two voting members. The chairman of the committee shall be appointed by the Board or, if it does not do so, the members of the audit committee shall elect a chairman by a vote of the majority of the voting members of the audit committee. The committee currently comprises of Messrs. Robert Sze (Chairman), Edward Chen, R. Donald Fullerton, Wei Min Ju and Mark Rigolle. Messrs. Wei Min Ju and Mark Rigolle have only observer status on the audit committee and are non-voting members nominated by CITIC and SES GLOBAL under an exemption to the independence requirement.

    The Company has also established a remuneration committee. The committee is responsible for, among other things, considering and reviewing the remuneration packages of the executive directors and the emoluments of the non-executive directors prior to approval of award by the Board. The committee also reviews the remuneration packages of the employees of the Company. The committee shall have three members and the quorum for the committee shall be two. The chairman of the committee shall be an independent non-executive director and appointed by the Board. The committee currently comprises of Messrs. R. Donald Fullerton (Chairman), Wei Min Ju and Mark Rigolle.

    The Company has also established a nomination committee. The committee is responsible for, among other things, identifying individuals qualified to become Board members, overseeing the evaluation of the Board and management, and developing and recommending to the Board a set of corporate governance guidelines applicable to the Company. The committee also develops a Chief Executive Officer succession plan. The committee shall have three members and the quorum shall be two. The chairman of the committee shall be an independent non-executive director and appointed by the Board. The committee currently comprises of Messrs. Edward Chen (Chairman), Romain Bausch and Zeng Xin Mi.

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

                                    EMPLOYEES

    As of December 31, 2004, the Company had 89 permanent employees, of which eight employees were in management, 36 employees were in engineering and operations and 29 employees were in sales and marketing. The remaining 16 employees were engaged in administrative, accounting, legal and regulatory activities. The Company has 76 employees in Hong Kong and 13 employees in Beijing.

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

    At December 31, 2004, outstanding options granted under the Share Option Scheme (including those previously granted under the old scheme) were as follows:

       EXERCISE PERIOD                   OPTION PRICE       NUMBER OF SHARES
                                              HK$
---------------------------------------------------------   ----------------

Nov 26, 1999 to Nov 25, 2006                 17.48              1,691,500

Oct 1, 2002 to Sept 30, 2009                 17.48              1,753,000

Feb 4, 2004 to Feb 3, 2012                   14.35              3,481,500
                                                               ----------

                                                                6,926,000
                                                               ==========

    As of May 31, 2005, Romain Bausch, the Chairman and a Non-Executive Director of the Company, has been granted 100,000 options, exercisable from February 4, 2004 to February 3, 2012.

    As of May 31, 2005, Zeng Xin Mi, the Deputy Chairman and a Non-Executive Director of the Company, has been granted 100,000 options, exercisable from February 4, 2004 to February 3, 2012.

    As of May 31, 2005, Edward Chen, an Independent Non-Executive Director of the Company, has been granted 50,000 options, exercisable from February 4, 2004 to February 3, 2012.

    As of May 31, 2005, Yu Cheng Ding, a Non-Executive Director of the Company, has been granted 50,000 options, exercisable from February 4, 2004 to February 3, 2012.

    As of May 31, 2005, R. Donald Fullerton, an Independent Non-Executive Director of the Company, has been granted 75,000 options, exercisable from February 4, 2004 to February 3, 2012.

    As of May 31, 2005, Wei Min Ju, a Non-Executive Director of the Company, has been granted 50,000 options, exercisable from February 4, 2004 to February 3, 2012.

    As of May 31, 2005, Robert Sze, an Independent Non-Executive Director of the Company, has been granted 75,000 options, exercisable from February 4, 2004 to February 3, 2012.

    As of May 31, 2005, Peter Jackson, an Executive Director and the Chief Executive Officer of the Company, has been granted 915,000 options, exercisable from November 26, 1999 to February 3, 2012.

    As of May 31, 2005, William Wade, an Executive Director and the Deputy Chief Executive Officer of the Company, has been granted 760,000 options, exercisable from November 26, 1999 to February 3, 2012.

    As of May 31, 2005, Jurgen Schulte, a former Non-Executive Director of the Company, has been granted 50,000 options, exercisable from February 4, 2004 to November 16, 2005 (being the date immediately prior to one year following the date of Mr. Schulte's retirement from the Board).

    Under SES company policy, the options granted to Messrs. Romain Bausch and Jurgen Schulte are held for the benefit of SES.

         ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

                               MAJOR SHAREHOLDERS

    The following table sets forth certain information regarding ownership of the Company's voting securities as of May 31, 2005 by (i) all persons who are known by the Company to be the beneficial owner of more than five percent (5%) of any class of the Company's voting securities and (ii) the total number of any class of the Company's voting securities owned by the officers and directors of the Company as a group.

TITLE OF CLASS  IDENTITY OF PERSON OR GROUP      SHARES OWNED  PERCENT OF CLASS
--------------  -------------------------------  ------------  ----------------

Common Stock    Bowenvale Limited                268,905,000   68.90%

Common Stock    Aberdeen Asset Management Asia   21,188,000    5.43%
                Limited


Common Stock    Commonwealth Bank of Australia   20,665,600    5.30%
                and its subsidiaries

Common Stock    Directors and Officers           290,000       0.07%

    The Company is controlled by Bowenvale Limited, a limited liability company incorporated in the British Virgin Islands ("Bowenvale Limited"), which owns 68.9% of the outstanding shares of Common Stock of the Company. Until January 15, 1999, Bowenvale Limited was owned by Cable & Wireless plc, Able Star Limited, an indirect wholly-owned subsidiary of CITIC, and Dontech Limited, an indirect wholly-owned subsidiary of Hutchison Whampoa Limited. On January 15, 1999, Cable & Wireless plc and Hutchison Whampoa Limited sold their holdings in Bowenvale Limited to CITIC and SES. As a result of this transaction, CITIC increased its ownership of the voting share capital of Bowenvale Limited from 41.67% to 49.5% and SES acquired the remaining 49.5%. Voting rights in Bowenvale Limited are equally shared between CITIC and SES. CITIC also holds 1% of the shares of Bowenvale Limited that are non-voting. CITIC is China's leading state-owned investment corporation, with diversified holdings in banking, securities, energy, telecommunications, real estate, manufacturing, transportation and trading and extensive contact in China. The information contained in this Item 7 does not include options granted to current or former Directors appointed by SES which are beneficially owned by SES pursuant to SES company policy. See "Directors and Senior Management - Share Ownership." SES is based in Luxembourg and is the largest private satellite service provider in the world. CITIC and SES are each referred to herein as a Shareholder and Cable & Wireless plc and Hutchison Whampoa Limited are each referred to herein as a former Shareholder.

    The Company is not aware of any arrangement that may at a subsequent date result in a change of control of the Company.

                            RELATED PARTY TRANSACTION

    Certain members of the Board of Directors of the Company also serve as directors and executive officers of the current Shareholders. These individuals include Romain Bausch, Robert Bednarek, Yu Cheng Ding, Zeng Xin Mi, Wei Min Ju, Mark Rigolle and Fai Wong Ko. See "Directors, Senior Management and Employees."

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

     AsiaSat has from time to time conducted transactions as described below with the Shareholders, their affiliates and other connected persons. Unless otherwise indicated, the following arrangements will continue to be conducted on the same basis:

   (i) Since 1996, CITIC Guoan Information Industry Company Limited ("Guoan"), a subsidiary of CITIC, has entered into capacity agreements to utilize transponder capacity on the Company's satellites from time to time on normal commercial terms. The two current agreements have a term of one year starting from July 1, 2004 and January 1, 2005, respectively. The transponder capacity utilized under both agreements is used to provide domestic private network services within China. The total amount of revenue recognized by the Company during 2003 and 2004, respectively, under these agreements was approximately HK$3.8 million (US$0.5 million) and HK$3.1 million (US$0.4 million).

   (ii) In 2003 and 2004, respectively, the Company paid an agency fee of HK$0.7 million and HK$0.7 million to CITIC Technology Company Limited, a subsidiary of CITIC, for collecting money from China customers on behalf of the Company.

   (iii) In 2003, a consultancy fee amounting to HK$0.4 million was paid to SES ASTRA S.A., a wholly-owned subsidiary of SES. In 2004, a software license fee amounting to HK$49,000 was paid to SES ASTRA S.A.

   (iv) The Company has granted or agreed to grant each of the Shareholders demand and piggyback registration rights, exercisable under certain circumstances and subject to certain conditions that require the Company to register under the Securities Act Common Stock held by Bowenvale Limited, the Shareholders and their affiliates. Under the registration rights agreement, the Company will pay all expenses in connection with registrations made at the request of the Shareholders and the Company will pay all expenses in connection with any registration by the Shareholders incidental to a registration by the Company. The exercise by the Shareholders of their registration rights could adversely affect the market price of the Shares and the ADSs and could impair the Company's future ability to raise capital through an offering of its equity securities.

   (v) In 2003 and 2004, the Company recognized rental income from leasing satellite transponder capacity amounting to approximately HK$20.8 million (US$2.7 million) and HK$18.8 million (US$2.4 million), respectively, and no maintenance and other services income from SpeedCast Holdings Limited. The total amount of such income recognized in 2002 was HK$20.2 million (US$2.6 million).

   (vi) In 2003 and 2004, the Company made payments to SES GLOBAL and a subsidiary of CITIC amounting to HK$0.5 million (2003: HK$0.5 million; 2002:
   HK$0.4 million) and HK$0.5 million (2003: HK$0.5 million; 2002: HK$0.4 million) respectively, for certain Non-Executive Directors representing SES GLOBAL and CITIC.

   (vii) In 2004, AsiaSat entered into an agreement with Beijing Asia pursuant to which AsiaSat agreed to provide Beijing Asia with up to HK$12.0 million (US$1.7 million) in transponder capacity payable on a deferred basis.

    Except for the arrangements referred to in paragraph (v), the transactions mentioned above have been entered into in the ordinary course of business and on normal commercial terms. Such transactions, which are of a continuing nature, are expected to be continued in the future. Under the Listing Rules of the Hong Kong Stock Exchange (the "HKSE Listing Rules"), such transactions are considered to be "continuing connected transactions" and depending on their respective value, may require full disclosure and/or prior independent shareholders' approval on each occasion they arise. The Company has been granted a conditional waiver by the Hong Kong Stock Exchange from these requirements in the past. As a result of recent amendments to the HKSE Listing Rules which came into effect on March 31, 2004, the Company is required to comply with the new disclosure and shareholders' approval requirements (if applicable) on "continuing connected transactions." The Company has applied to the Hong Kong Stock Exchange for clarification and waivers with respect to the disclosure and shareholders' approval requirements under the HKSE Listing Rules (as amended).

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

    The following table details the total amount of annual dividends and the gross dividends paid, together with certain additional information, for 2002, 2003 and 2004.

                                                                 FOR THE YEAR ENDED
                                                                     DECEMBER 31
                                                             2002       2003       2004
                                                             ----       ----       ----
Net income (in HK Dollars in million)....................     555        424        431
Ordinary dividend paid (in HK Dollars in million)........      78        105        125
Ordinary dividend paid per Share (in HK cents)...........      20         27         32
Ordinary dividend proposed (in HK Dollars in million)....      74         94        105
Ordinary dividend proposed per Share (in HK cents)             19         24         27
Special dividend proposed (in HK Dollars in million).....      98         --         --
Special dividend proposed per Share (in HK cents)              25         --         --
Special dividend paid (in HK Dollars in million)               --         98         --
Special dividend paid per share (in HK cents)                  --         25         --

    LEGAL AND REGULATORY PROCEEDINGS

    Other than as described below, the Company is not involved in any significant legal or regulatory proceedings.

TAX DISPUTES

    The Indian tax authority has made assessments against the Company in respect of certain capacity agreement payments for transponders used by the Company. See "Operating and Financial Review and Prospects - Taxation."

OTHER DISPUTES

    In addition, the Company is subject to various claims and proceedings in the ordinary course of business. None of these claims and proceedings will have a material adverse effect on the financial condition or results of operations of the Company.

    SIGNIFICANT CHANGES

    There have been no significant changes in the Company's business, operations or financial condition since December 31, 2004.

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

                                            NEW YORK STOCK EXCHANGE        HONG KONG STOCK EXCHANGE
                                                (IN US DOLLARS)                 (IN HK DOLLARS)
                                             HIGH             LOW            HIGH            LOW
                                             ----             ---            ----            ---
2000 ...............................        45.00            18.25           35.10          13.80
2001 ...............................        26.25            11.00           20.25           8.35
2002 ...............................        18.90            10.95           15.00           8.90
2003 ...............................        19.43            11.66           14.90           9.25
Quarter Ending March 31, 2003.......        13.16            11.66           10.50           9.25
Quarter Ending June 30, 2003........        17.00            12.75           13.40          10.00
Quarter Ending September 30, 2003...        17.30            14.31           13.70          11.00
Quarter Ending December 31, 2003....        19.43            14.60           14.90          11.25
2004 ...............................        22.11            15.20           17.30          11.70
Quarter Ending March 31, 2004.......        22.11            17.00           17.30          13.40
Quarter Ending June 30, 2004........        18.35            15.20           14.25          11.70
Quarter Ending September 30, 2004...        19.50            16.40           15.10          12.75
Quarter Ending December 31, 2004....        19.78            18.27           15.60          14.50
December 2004 ......................        19.50            18.27           15.15          14.50
January 2005 .......................        18.84            18.26           15.00          14.50
February 2005 ......................        18.60            18.20           14.60          14.15
March 2005 .........................        19.09            18.20           15.10          14.20
Quarter Ending March 31, 2005.......        19.09            18.20           15.10          14.15
April 2005 .........................        19.38            18.45           15.15          14.30
May 2005............................        18.43            17.72           14.50          13.70

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

    o Lease Agreement, dated March 12, 2001, between AsiaSat and the Hong Kong Industrial Estates Corporation (the "Tai Po Lease Agreement"). Pursuant to the Tai Po Lease Agreement, the Hong Kong Industrial Estates Corporation agreed to grant to AsiaSat rights to the Tai Po Site, for a period of sixty (60) months, for the purpose of constructing a satellite earth station and other structures, and thereafter to lease to

       AsiaSat the Tai Po Site up to 2047. AsiaSat paid a lump sum of HK$25.9 million for the lease of the Tai Po Site and agreed to pay an annual rent of 3% of the ratable value of the Tai Po Site as well as an annual sum of HK$36,824 for management and maintenance charges.

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

    o Lease Agreement, dated January 26, 2005, between AsiaSat and Perfect Win Properties Limited (the "Office Lease Agreement"). Pursuant to the Office Lease Agreement, Perfect Win Properties Limited agreed to lease to AsiaSat the office premises in Causeway Bay, Hong Kong for a period of 36 months commencing March 1, 2005 for an annual rent of approximately HK$2.7 million (US$0.3 million).

    o Joint Venture Agreement, dated March 29, 2004, between AsiaSat and Sky Networks Communications Group Company Limited (the "Beijing Asia Joint Venture Agreement"). Pursuant to the Beijing Asia Joint Venture Agreement, the two parties agreed to participate in the joint venture Beijing Asia, and AsiaSat agreed to contribute HK$12.5 million (US$1.6 million) in cash to Beijing Asia and to provide transponder capacity payable on a deferred basis.

    o Subscription Agreement, dated November 30, 2004, among AsiaSat, Macau Cable TV, Limited, Pacific Satellite International Limited and Skywave (the "Skywave Subscription Agreement"). Pursuant to the Skywave Subscription Agreement, AsiaSat agreed to make a HK$24.0 million (US$3.1 million) contribution in return for an 80% interest in Skywave.

    o Shareholders Agreement, dated November 30, 2004, among AsiaSat, Macau Cable TV, Limited and Pacific Satellite International Limited (the "Skywave Shareholders Agreement"). The Skywave Shareholders Agreement regulates the rights and obligations of each of the parties in relation to their ownership in Skywave, including the transfer of shares in Skywave and the management and operation of Skywave.

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

    CURRENCY FLUCTUATIONS

    A substantial portion of the Company's capital expenditure is denominated in US Dollars and HK Dollars. Revenues are denominated principally in US Dollars. A substantial portion of the cost of services and administrative expenses of the Company is incurred in Hong Kong dollars and a significant portion is incurred in Renminbi, the legal currency of the People's Republic of China. There has been wide-spread speculation about the potential appreciation of the Renminbi against the US Dollar in the near future and, given the close tie between Hong Kong's economy and the People's Republic of China, the potential impact of such appreciation on the link between the HK Dollar and US Dollar that has been in place since 1983. See "Key Information - Historical Exchange Rates Information." In the event of an appreciation of the Renminbi and, in particular, the HK Dollar, against the US Dollar, the profits of the Company will likely be adversely affected as the Company's revenues are principally denominated in US Dollars.

    INTEREST RATE FLUCTUATIONS

    As of December 31, 2004, no borrowings consisted of floating rate borrowings.

    The Company will be exposed to interest rate fluctuations in the event of any borrowings under a future loan arrangement and any change in interest rate could affect its results of operations and cash flows. As of December 31, 2004 the Company had no outstanding borrowings.

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

ITEM 16.  OTHER INFORMATION.

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

    PRINCIPAL ACCOUNTANT FEES AND SERVICES

    Following the resignation of Deloitte Touche Tohmatsu ("DTT"), PricewaterhouseCoopers ("PwC") was appointed in November 2004 as the Company's principal accountant. As both DTT and PwC served as principal accountants of the Company (the "Principal Accountants") during 2004, the fees incurred and described below for 2004 were for both Principal Accountants.

    AUDIT FEES

    The aggregate fees incurred by the Company in each of 2003 and 2004 was HK$0.7 million and HK$0.7 million, respectively, for professional services rendered by the Principal Accountants, for the audit of the Company's annual financial statements or services that are normally provided by the accountant(s) in connection with statutory and regulatory filings or engagements for such fiscal years.

    AUDIT-RELATED FEES

    The aggregate fees incurred by the Company in each of 2003 and 2004 was HK$53,000 and HK$9,000, respectively, for assurance and related services by the Principal Accountant(s) that are reasonably related to the performance of the audit or review of the Company's financial statements and are not otherwise reported under the paragraph entitled "Audit Fees" above.

    TAX FEES

    The aggregate fees incurred by the Company in each of 2003 and 2004 was HK$0.5 million and HK$0.4 million, respectively, for professional services rendered by the Principal Accountant(s) for tax compliance, tax advice and tax planning. The nature of the services comprising the fees described in this paragraph include services rendered in respect of tax in Hong Kong and India.

    ALL OTHER FEES

    The aggregate fees incurred by the Company in each of 2003 and 2004 was Nil and HK$0.3 million, respectively, for products and services provided by the Principal Accountant(s), other than for services described in the paragraphs above.

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

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS.

    (a) Index to Financial Statements:

             Independent Auditors' Report (PwC)..............................F-2

             Independent Auditors' Report (DTT)..............................F-3

             Consolidated Statements of Operations...........................F-4

             Consolidated Balance Sheets.....................................F-5

             Consolidated Statement of Changes in Shareholders' Equity.......F-6

             Consolidated Statements of Cash Flows...........................F-7

             Notes to the Consolidated Financial Statements..................F-8


    (b) Exhibits to this Annual Report:

     NUMBER                           EXHIBIT
   ----------    --------------------------------------------------------------
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

     NUMBER                           EXHIBIT
   ----------    --------------------------------------------------------------
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

     4.11 Amended and Restated Deposit Agreement (incorporated by reference to Exhibit A to the Registration Statement on Form F-6, File No.333-13900, relating to the Company's American Depositary Shares)

     4.12. Share Option Scheme, dated January 25, 2002, of the Company (incorporated by reference to Exhibit 4.11 on Form 20-F for fiscal year 2001).

     4.13. Lease Agreement, dated March 12, 2001, between AsiaSat and the Hong Kong Industrial Estates Corporation (incorporated by reference to Exhibit 4.12 on Form 20-F for fiscal year 2002).

     4.14 Construction Contract Agreement, dated March 4, 2002, between AsiaSat and Leighton Contractors (Asia) Limited (incorporated by reference to Exhibit 4.13 on Form 20-F for fiscal year
                 2002).

     4.15 Lease Agreement, dated January 26, 2005, between Asia Satellite Telecommunications Company Limited and Perfect Win Properties Limited.

     4.16 Equity Joint Venture Contract, dated March 29, 2004, between Asia Satellite Telecommunications Company Limited and Sky Networks Communications Group Company Limited.*

     4.17 Subscription Agreement, dated November 30, 2004, among Asia Satellite Telecommunications Company Limited, Macau Cable TV, Limited, Pacific Satellite International Limited and Skywave TV Company Limited.*

     4.18 Shareholders Agreement, dated November 30, 2004, among Asia Satellite Telecommunications Company Limited, Macau Cable TV, Limited and Pacific Satellite International Limited.*

      8.1 Subsidiaries of the Registrant (included on page 11 of this Annual Report).

     12.1 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

     12.2 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

     13.1        Certification of Chief Executive Officer pursuant to 18 U.S.C.
                 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

     13.2        Certification of Chief Financial Officer pursuant to 18 U.S.C.
                  Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

                             Asia Satellite Telecommunications Holdings Limited

                             By: /s/ Peter Jackson
                                 -------------------------
                                 Peter Jackson
                                 Director and Chief Executive Officer




    Date: June 29, 2005

                         ASIA SATELLITE TELECOMMUNICATIONS
                         HOLDINGS LIMITED
                         -------------------------------------------------------

                         Consolidated Financial Statements
                         Years ended 31st December, 2002, 2003 and 2004 and Report of Independent Registered Public Accounting Firm

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
                          INDEX TO FINANCIAL STATEMENTS



Report of Independent Registered Public Accounting Firm for the year ended
  31st December, 2004........................................................F-2

Report of Independent Registered Public Accounting Firm for the years ended
  31st December, 2002 and 2003...............................................F-3

Consolidated Statements of Operations for the years ended
  31st December, 2002, 2003 and 2004.........................................F-4

Consolidated Balance Sheets at 31st December, 2003 and 2004..................F-5

Consolidated Statements of Changes in Equity for the years ended
  31st December, 2002, 2003 and 2004.........................................F-6

Consolidated Statements of Cash Flows for the years ended
  31st December, 2002, 2003 and 2004.........................................F-7

Notes to the Consolidated Financial Statements...............................F-8

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


         To the Board of Directors and Shareholders of Asia Satellite Telecommunications Holdings Limited

         In our opinion, the accompanying consolidated balance sheet and the related consolidated statement of operations, changes in equity and cash flow statement present fairly, in all material respects, the financial position of Asia Satellite Telecommunications Holdings Limited and its subsidiaries at 31st December, 2004, and the results of their operations and their cash flows for the year ended 31st December, 2004 in conformity with accounting principles generally accepted in Hong Kong. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 31 to the consolidated financial statements.



         /s/ PricewaterhouseCoopers

         PricewaterhouseCoopers
         Hong Kong
         31st May, 2005

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


         To the Board of Directors and Shareholders of Asia Satellite Telecommunications Holdings Limited


         We have audited the accompanying consolidated balance sheet of Asia Satellite Telecommunications Holdings Limited and subsidiaries as of 31st December, 2003 and the related consolidated statements of operations, changes in equity and cash flows for each of the two years in the period ended 31st December, 2003, all expressed in Hong Kong dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Asia Satellite Telecommunications Holdings Limited and subsidiaries as of 31st December, 2003, and the results of their operations and their cash flows for each of the two years in the period ended 31st December, 2003, in conformity with accounting principles generally accepted in Hong Kong.

         Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the two years in the period ended 31st December, 2003 and the determination of shareholders' equity and financial position at 31st December, 2003, to the extent summarized in Note 31.



         /s/ Deloitte Touche Tohmatsu

         Deloitte Touche Tohmatsu
         Hong Kong
         11th March, 2004

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED 31ST DECEMBER, 2004, 2003 AND 2002
---------------------------------------------------------------------------------------------------------------------------

                                               NOTES             2004              2004             2003              2002
                                               -----             ----              ----             ----              ----
                                                                US$'000          HK$'000           HK$'000          HK$'000

Turnover - service revenue                      3               128,844        1,004,982           896,233          950,750
Cost of services                                                (53,909)        (420,490)         (313,265)        (243,071)
                                                              ---------        ---------         ---------        ---------

                                                                 74,935          584,492           582,968          707,679
Other operating income                                               22              169               848               39
Interest income                                                   2,797           21,813             4,945            6,423
Administrative expenses                                         (13,139)        (102,477)          (56,125)         (76,711)
                                                              ---------        ---------         ---------        ---------

Profit from operations                           4               64,615          503,997           532,636          637,430
Finance costs                                    5                   --               (1)           (3,029)              --
Share of results of associates
  (including goodwill amortization
  of HK$220,000;
  2003: HK$6,500,000;
  2002: HK$4,604,000)                                            (1,587)         (12,380)          (15,625)         (13,679)
Impairment loss recognized in
  respect of goodwill of associates                                  --               --            (1,896)              --
                                                              ---------        ---------         ---------        ---------

Profit before taxation                                           63,028          491,616           512,086          623,751
Taxation                                         8               (7,761)         (60,536)          (87,598)         (69,062)
                                                              ---------        ---------         ---------        ---------

Profit after taxation                                            55,267          431,080           424,488          554,689
Minority interests                                                   17              136                --               --
                                                              ---------        ---------         ---------        ---------

Profit attributable to shareholders                              55,284          431,216           424,488          554,689
                                                              =========        =========         =========        =========


Basic and diluted earnings per share            10              US$0.14          HK$1.10           HK$1.09          HK$1.42
                                                              =========        =========         =========        =========

The accompanying footnotes are an integral part of these consolidated financial statements.
---------------------------------------------------------------------------------------------------------------------------

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS
AT 31ST DECEMBER, 2004 AND 2003
---------------------------------------------------------------------------------------------------------------------------

                                                            NOTES                2004             2004              2003
                                                            -----                ----             ----              ----
                                                                                 US$'000          HK$'000           HK$'000
NON-CURRENT ASSETS
Property, plant and equipment                                11                  374,263         2,919,249        3,165,399
Unbilled receivable                                                               22,470           175,267          181,625
Interests in associates                                      13                    1,717            13,397               --
Loan receivable from an associate                            14                       --                --            3,769
Amount paid to tax authority                                 15                    8,593            67,023           24,487
Deferred tax assets                                          23                       --                --               76
                                                                                 -------         ---------        ---------

                                                                                 407,043         3,174,936        3,375,356
                                                                                 -------         ---------        ---------

CURRENT ASSETS
Inventories                                                  16                       53               416               --
Trade and other receivables                                  17                   16,975           132,408          119,017
Loan receivable from an associate                            14                      650             5,070            3,510
Other loan receivable                                        18                      264             2,062               --
Bank balances and cash                                                           158,251         1,234,355          659,337
                                                                                 -------         ---------        ---------

                                                                                 176,193         1,374,311          781,864
                                                                                 -------         ---------        ---------

CURRENT LIABILITIES
Construction payable                                                                 639             4,989           10,854
Other payables and accrued expenses                                                8,375            65,322           18,829
Deferred revenue                                             19                   22,441           175,043          156,448
Taxation payable                                                                  13,553           105,717           65,684
Dividend payable                                                                      16               121              121
                                                                                 -------         ---------        ---------

                                                                                  45,024           351,192          251,936
                                                                                 -------         ---------        ---------

NET CURRENT ASSETS                                                               131,169         1,023,119          529,928
                                                                                 -------         ---------        ---------

TOTAL ASSETS LESS CURRENT LIABILITIES                                            538,212         4,198,055        3,905,284
                                                                                 =======         =========        =========

FINANCED BY:
Share capital                                                20                    5,003            39,027           39,027
Reserves                                                                         491,740         3,835,570        3,529,239
                                                                                 -------         ---------        ---------

Shareholders'funds                                                               496,743         3,874,597        3,568,266
                                                                                 -------         ---------        ---------

MINORITY INTERESTS                                                                   815             6,356              492
                                                                                 -------         ---------        ---------

NON-CURRENT LIABILITIES
Deferred tax liabilities                                     23                   26,315           205,258          213,598
Deferred revenue                                             19                   14,339           111,844          122,928
                                                                                 -------         ---------        ---------

                                                                                  40,654           317,102          336,526
                                                                                 -------         ---------        ---------

                                                                                 538,212         4,198,055        3,905,284
                                                                                 =======         =========        =========

The accompany footnotes are an integral part of these consolidated financial statements.
---------------------------------------------------------------------------------------------------------------------------

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED 31ST DECEMBER, 2004, 2003 AND 2002
---------------------------------------------------------------------------------------------------------------------------

                                                               SHARE             SHARE          RETAINED
                                                              CAPITAL           PREMIUM          PROFITS            TOTAL
                                                              -------           -------          -------            -----
                                                              HK$'000           HK$'000          HK$'000          HK$'000
At 1st January, 2002                                           39,027            4,614         2,826,439        2,870,080
Final dividend for 2001 paid                                       --               --           (54,637)         (54,637)
Interim dividend for 2002 paid                                     --               --           (23,416)         (23,416)
Profit for the year                                                --               --           554,689          554,689
                                                              -------          -------         ---------        ---------

At 31st December, 2002 and 1st January, 2003                   39,027            4,614         3,303,075        3,346,716
Final dividend for 2002 paid                                       --               --           (74,151)         (74,151)
Special dividend for 2002 paid                                     --               --           (97,566)         (97,566)
Interim dividend for 2003 paid                                     --               --           (31,221)         (31,221)
Profit for the year                                                --               --           424,488          424,488
                                                              -------          -------         ---------        ---------

At 31st December, 2003 and 1st January, 2004                   39,027            4,614         3,524,625        3,568,266
Final dividend for 2003 paid                                       --               --           (93,664)         (93,664)
Interim dividend for 2004 paid                                     --               --           (31,221)         (31,221)
Profit for the year                                                --               --           431,216          431,216
                                                              -------          -------         ---------        ---------

At 31st December, 2004                                         39,027            4,614         3,830,956        3,874,597
                                                              =======          =======         =========        =========

The accompany footnotes are an integral part of these consolidated financial statements.
---------------------------------------------------------------------------------------------------------------------------

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

CONSOLIDATED CASH FLOW STATEMENTS
FOR THE YEARS ENDED 31ST DECEMBER, 2004, 2003 AND 2002
---------------------------------------------------------------------------------------------------------------------------

                                                                 2004              2004             2003              2002
                                                                 ----              ----             ----              ----
                                                               US$'000           HK$'000          HK$'000           HK$'000
OPERATING ACTIVITIES
Profit before taxation                                           63,028          491,616           512,086          623,751
Adjustments for:
  Allowance for bad and doubtful debts
    (written back) made                                           2,268           17,690            (6,279)          11,708
  Depreciation of property, plant and equipment                  36,919          287,965           222,277          166,632
  Finance costs                                                      --                1             3,029               --
  Gain on disposal of property, plant
    and equipment                                                   (22)            (169)              (76)             (39)
  Impairment loss recognized in respect of
    goodwill of associates                                           --               --             1,896               --
  Interest income                                                (2,797)         (21,813)           (4,945)          (6,423)
  Share of results of associates                                  1,587           12,380            15,625           13,679
                                                                -------         --------           -------          -------

Operating cash flows before
  movements in working capital                                  100,983          787,670           743,613          809,308
Decrease (increase) in unbilled receivable                          815            6,357           (16,643)         (34,757)
Increase in amount paid to tax authority                         (5,453)         (42,535)           (5,182)         (19,305)
Increase in inventories                                             (53)            (416)               --               --
(Increase) decrease in trade and
  other receivables                                              (3,479)         (27,136)          (16,416)          67,661
Increase in other payables and
  accrued expenses                                                6,149           47,964             4,597            4,846
Increase (decrease) in deferred revenue                             963            7,509           (19,580)          14,105
                                                                -------         --------           -------          -------

Cash generated from operations                                   99,925          779,413           690,389          841,858
                                                                -------         --------           -------          -------


Hong Kong Profits Tax paid                                       (1,402)         (10,934)          (48,977)         (28,513)
Overseas tax paid                                                (2,265)         (17,667)          (13,878)          (3,760)
                                                                -------         --------           -------          -------

                                                                 (3,667)         (28,601)          (62,855)         (32,273)
                                                                -------         --------           -------          -------

NET CASH GENERATED FROM
  OPERATING ACTIVITIES                                           96,258          750,812           627,534          809,585
                                                                -------         --------           -------          -------

INVESTING ACTIVITIES
Purchase of property, plant and equipment                        (6,112)         (47,672)         (162,196)        (440,227)
Loan to an associate                                               (167)          (1,301)           (7,279)              --
Loan to an independent third party                                 (484)          (3,778)               --               --
Repayment of loan from an associate                                 450            3,510                --               --
Repayment of loan from an independent third party                   220            1,716                --               --
Interest received                                                 2,601           20,290             4,858            6,291
Interest expense                                                     --               (1)               --               --
Proceeds from disposal of
  property, plant and equipment                                      33              257                81               41
Purchase of interests in associates                              (3,068)         (23,930)               --          (19,500)
                                                                -------         --------           -------          -------

NET CASH USED IN INVESTING ACTIVITIES                            (6,527)         (50,909)         (164,536)        (453,395)
                                                                -------         --------           -------          -------

FINANCING ACTIVITIES
Dividend paid                                                   (16,011)        (124,885)         (202,938)         (78,053)
Cost of raising bank borrowing facility                              --               --            (6,951)          (8,337)
                                                                -------         --------           -------          -------

NET CASH USED IN FINANCING ACTIVITIES                           (16,011)        (124,885)         (209,889)         (86,390)
                                                                -------         --------           -------          -------

INCREASE IN CASH AND CASH EQUIVALENTS                            73,720          575,018           253,109          269,800
CASH AND CASH EQUIVALENTS AT
  THE BEGINNING OF THE YEAR                                      84,530          659,337           406,228          136,428
                                                                -------         --------           -------          -------

CASH AND CASH EQUIVALENTS AT
  THE END OF THE YEAR, REPRESENTING
  BANK BALANCES AND CASH                                        158,250        1,234,355           659,337          406,228
                                                                =======         ========           =======          =======

THE ACCOMPANY FOOTNOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.
---------------------------------------------------------------------------------------------------------------------------

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31ST DECEMBER, 2004
--------------------------------------------------------------------------------


1.       GENERAL

         The Company is incorporated in Bermuda as an exempted company under the Companies Act 1981 of Bermuda (as amended) and its shares are listed on the New York Stock Exchange and The Stock Exchange of Hong Kong Limited (hereafter collectively referred to as the "Stock Exchanges").

         The Group is engaged in the provision of transponder capacity.


2.       PRINCIPAL ACCOUNTING POLICIES

         The principal accounting policies adopted in the preparation of these financial statements are set out below:

         (a)      BASIS OF PREPARATION

                  The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). They have been prepared under the historical cost convention.

                  HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRSs") which are effective for accounting periods beginning on or after 1st January, 2005. The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31st December, 2004. The Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

         (b)      GROUP ACCOUNTING

                  (i) BASIS OF CONSOLIDATION

                      The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31st December each year.

                      Subsidiaries are those entities in which the company, directly or indirectly, controls more than one half of the voting power; has the power to govern the financial and operating policies; to appoint or remove the majority of the members of the board of directors; or to cast majority of votes at the meetings of the board of directors.

                      The results of subsidiaries and associates acquired or disposed of during the year are included in the consolidated income statement from the effective dates of acquisition or up to the effective dates of disposal, as appropriate.

                      All significant intercompany transactions and balances within the Group have been eliminated on consolidation.

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

                  (i) BASIS OF CONSOLIDATION - CONTINUED

                      The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any unamortized goodwill or negative goodwill or goodwill/negative goodwill taken to reserves and which was not previously charged or recognized in the consolidated profit and loss account and any related accumulated foreign currency translation reserve.

                      Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

                      Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss. Results of subsidiaries are accounted for by the Company on the basis of dividends received or receivable during the year.

                  (ii)ASSOCIATES

                      An associated company is a company, not being a subsidiary or a joint venture, in which an equity interest is held for the long-term and significant influence is exercised in its management.

                      The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, interests in associates are stated at the Group's share of the net assets of the associates plus the goodwill in so far as it has not already been amortized, less any identified impairment loss.

                      Equity accounting is discontinued when the carrying amount of the interests in an associated company reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated company.

         (c)      GOODWILL

                  Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of associates at the date of acquisition.

                  Goodwill arising on acquisitions is capitalized within the carrying amount of the associate and is charged to the income statement on a straight-line basis over its useful economic life or at such time as it is determined to be impaired.

                  On disposal of an associate, the attributable amount of unamortized goodwill is included in the determination of the profit or loss on disposal.

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

         (d)      REVENUE RECOGNITION

                  Revenue from transponder utilization agreements is recognized on a straight-line basis over the period of the agreements. The excess of revenue recognized on a straight-line basis over the amount received and receivable from customers in accordance with the contract terms is shown as unbilled receivable.

                  Revenue from the sale of transponder capacity under transponder purchase agreements is recognized on a straight-line basis from the date of delivery of the transponder capacity until the end of the estimated useful life of the satellite.

                  Deposits received in advance in connection with the provision of transponder capacity are deferred and included in other payables.

                  Services under transponder utilization agreements are generally billed quarterly in advance. Such amounts received in advance and amounts received from the sale of transponder capacity under transponder purchase agreements in excess of amounts recognized as revenue are recorded as deferred revenue. Deferred revenue which will be recognized in the following year is classified under current liabilities and amounts which will be recognized after one year are classified as non-current.

                  Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

         (e)      PROPERTY, PLANT AND EQUIPMENT

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

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

         (e)      PROPERTY, PLANT AND EQUIPMENT - continued

                  Assets under construction are not depreciated until construction is complete and the assets are put into use.

                  The plant components are depreciated over the period to overhaul. Major costs incurred in restoring the plant components to its normal working condition to allow continued use of the overall asset are capitalized and depreciated over the period to the next overhaul.

                  Improvements are capitalized and depreciated over their expected useful lives to the Group.

                  The gain or loss arising from disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the income statement.

         (f)      IMPAIRMENT

                  At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets are impaired. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment losses are recognized as an expense immediately.

                  Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized as income immediately.

         (g)      INVENTORIES

                  Inventories are stated at the lower of cost and net realizable value. Cost, calculated on the first-in, first-out basis, comprises all costs of purchase and other costs incurred in bringing the inventories to their present locations and conditions. Net realizable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

         (h)      TRADE RECEIVABLES

                  Provision is made against trade receivables to the extent they are considered to be doubtful. Trade receivables in the balance sheet are stated net of such provision.

         (i)      CASH AND CASH EQUIVALENTS

                  Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, cash investments with a maturity of three months or less from date of investment and bank overdrafts.

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

         (j)      DEFERRED TAXATION

                  Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

                  Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

                  Deferred taxation is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

         (k)      BORROWING COSTS

                  Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, are capitalized as part of the cost of those assets. Capitalization of such borrowing costs ceases when the assets are substantially ready for their intended use or sale.

                  All other borrowing costs are recognized as an expense in the period in which they are incurred.

         (l)      TRANSLATION OF FOREIGN CURRENCIES

                  Transactions in foreign currencies are translated into Hong Kong Dollars at the rates ruling on the dates of the transactions or at the contracted settlement rate. Monetary assets and liabilities denominated in foreign currencies other than Hong Kong Dollars are re-translated at the rates ruling on the balance sheet date. Exchange differences arising in these cases are dealt with in the income statement.

         (m)      OPERATING LEASES

                  Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases.

                  Rentals payable under operating leases are charged to the income statement on a straight-line basis over the relevant lease terms.

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

         (n)      EMPLOYEE BENEFITS

                  (i) Employee leave entitlements

                      Employee entitlements to annual leave and long service leave are recognized when they accrue to employees. A provision is made for the estimated liability for annual leave and long-service leave as a result of services rendered by employees up to the balance sheet date.

                      Employee entitlements to sick leave and maternity leave are not recognized until the time of leave.

                  (ii)Profit sharing and bonus plans

                      The expected cost of profit sharing and bonus payments are recognized as a liability when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

                      Liabilities for profit sharing and bonus plans are expected to be settled within 12 months and are measured at the amounts expected to be paid when they are settled.

                  (iii)Pension obligations

                      The Group participates in defined contribution plans, the assets of which are generally held in separate trustees - administered funds. The pension plans are generally funded by payments from employees and by the relevant Group companies.

                      The Group's contributions to the defined contribution retirement schemes are expensed as incurred and are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions, where applicable.

         (o)      CONTINGENT LIABILITIES

                  A contingent liability is a possible obligation that arises from past events and their existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognized because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

                  A contingent liability is not recognized but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that the outflow is probable, it will then be recognized as a provision.

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

3.       TURNOVER AND SEGMENT INFORMATION

         Turnover:

         The Group's turnover is analyzed as follows:

                                                                                  2004              2003             2002
                                                                                  ----              ----             ----
                                                                                 HK$'000           HK$'000          HK$'000
         Income from provision of satellite transponder capacity                 982,464           880,375          936,114
         Sales of satellite transponder capacity                                  20,518            15,858           14,636
         Other revenue                                                             2,000                --               --
                                                                               ---------           -------          -------

                                                                               1,004,982           896,233          950,750
                                                                               =========           =======          =======

         The Group has only one business segment, namely the operation, maintenance and provision of satellite telecommunication systems for broadcasting and telecommunications. The Group's primary reporting format for segment reporting purposes under SSAP 26 "Segment Reporting" is the geographical basis. For the purpose of classification, the country where the customer is incorporated is deemed to be the source of turnover. However, the Group's operating assets consist primarily of its satellites which are used, or are intended for use, for transmission to multiple geographical areas and therefore cannot be allocated between geographical segments. Accordingly, no geographical analysis of expenses, assets and liabilities has been presented.

         The following table provides an analysis of the Group's sales by geographical markets:

                                                                                 2004             2003              2002
                                                                                 ----             ----              ----
                                                                                HK$'000          HK$'000           HK$'000
         Hong Kong                                                               323,133           323,187          341,224
         Greater China, including Taiwan                                         197,936           212,847          212,103
         United States of America                                                183,750            71,164           73,282
         United Kingdom                                                           46,073            23,930           43,432
         British Virgin Islands                                                   40,897            40,351           40,351
         Others                                                                  213,193           224,754          240,358
                                                                               ---------           -------          -------

                                                                               1,004,982           896,233          950,750
                                                                               =========           =======          =======

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

4.       PROFIT FROM OPERATIONS

                                                                                 2004             2003              2002
                                                                                 ----             ----              ----
                                                                                HK$'000          HK$'000           HK$'000
         Profit from operations is stated after charging and crediting the following:

         Charging:

         Salary and other benefits, including directors' remuneration             71,071            55,214           63,606
         Contributions to retirement benefits schemes                              4,356             4,011            4,104
                                                                                 -------           -------          -------

         Total staff costs                                                        75,427            59,225           67,710
                                                                                 -------           -------          -------

         Auditors' remuneration                                                      697               679              635
         Allowance for bad and doubtful debts                                     17,690                --           11,708
         Depreciation of property, plant and equipment                           287,965           222,277          166,632
         Operating leases - premises                                               5,380             5,965            6,390
         Net exchange loss                                                           288               672              390

         Crediting:

         Write-back of allowance for bad and doubtful debts                           --             6,279               --
         Gain on disposal of property, plant and equipment other
           than transponders                                                         169                76               39
                                                                                 =======           =======          =======


5.       FINANCE COSTS
                                                                                 2004             2003              2002
                                                                                 ----             ----              ----
                                                                                HK$'000          HK$'000           HK$'000

         Cost of raising bank borrowing facility                                      --             6,951            8,337
         Less: Amount capitalized in assets under construction                        --            (3,922)          (8,337)
                                                                                 -------           -------          -------
                                                                                      --             3,029               --
         Interest on bank overdrafts                                                   1                --               --
                                                                                 -------           -------          -------
                                                                                       1             3,029               --
                                                                                 =======           =======          =======

         The costs in 2003 arose from the commitment fees paid to banks on the loan facility, which had never been drawn. The facility was not drawn during the grace period and, therefore, lapsed in November 2003. The commitment fees paid before the commissioning of AsiaSat 4 was capitalized whilst that portion paid after commissioning was expensed.

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

6. DIRECTORS' EMOLUMENTS

                                                                                 2004             2003              2002
                                                                                 ----             ----              ----
                                                                                HK$'000          HK$'000           HK$'000
         Fees:
           Executive                                                                  --                --               --
           Non-executive                                                              --                --              134
           Independent non-executive                                                 525               475              400
                                                                                 -------           -------          -------
                                                                                     525               475              534
                                                                                 -------           -------          -------
         Other emoluments:
           Executive
             Salaries and other benefits                                           7,874             7,831            8,095
             Contributions to retirement benefits scheme                             698               698              698
             Performance related incentive payments                                4,652                --            2,900
                                                                                 -------           -------          -------
                                                                                  13,224             8,529           11,693
                                                                                 -------           -------          -------
         Total emoluments                                                         13,749             9,004           12,227
                                                                                 =======           =======          =======

         Their emoluments were within the following bands:

                                                                                                NO. OF DIRECTORS
                                                                                    2004              2003             2002
                                                                                    ----              ----             ----
         Nil to HK$1,000,000                                                          12                11               13
         HK$3,500,001 to HK$4,000,000                                                 --                 1               --
         HK$4,500,001 to HK$5,000,000                                                 --                 1               --
         HK$5,000,001 to HK$5,500,000                                                 --                --                1
         HK$5,500,001 to HK$6,000,000                                                  1                --               --
         HK$6,500,001 to HK$7,000,000                                                 --                --                1
         HK$7,000,001 to HK$7,500,000                                                  1                --               --
                                                                                 -------           -------          -------
                                                                                      14                13               15
                                                                                 =======           =======          =======


         In addition to the remuneration listed above, the Group made payments to SES GLOBAL S.A. ("SES GLOBAL") and a subsidiary of CITIC Group ("CITIC"), the substantial shareholders of the Company throughout the year, amounting to HK$475,000 (2003: HK$475,000; 2002: HK$400,000) and
         HK$525,000 (2003: HK$525,000; 2002: HK$400,000) respectively, for certain Non-Executive Directors representing SES GLOBAL and CITIC.

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

7.       EMPLOYEES' EMOLUMENTS

         Of the five individuals with the highest emoluments in the Group, two (2003 and 2002: two) were Directors of the Company whose emoluments are included in note 6 above. The emoluments of the remaining three (2003 and 2002: three) individuals were as follows:

                                                                                 2004             2003              2002
                                                                                 ----             ----              ----
                                                                                HK$'000          HK$'000           HK$'000
         Salaries and other benefits                                               8,313             8,268            8,053
         Contributions to retirement benefits scheme                                 687               687              687
         Performance related incentive payments                                    3,666                --            2,286
                                                                                 -------           -------          -------
                                                                                  12,666             8,955           11,026
                                                                                 =======           =======          =======

         Their emoluments were within the following bands:
                                                                                               NO. OF EMPLOYEES
                                                                                  2004               2003             2002
                                                                                  ----               ----             ----

         HK$2,500,001 to HK$3,000,000                                                 --                 1               --
         HK$3,000,001 to HK$3,500,000                                                 --                 2                1
         HK$3,500,001 to HK$4,000,000                                                  1                --                1
         HK$4,000,001 to HK$4,500,000                                                  1                --                1
         HK$4,500,001 to HK$5,000,000                                                  1                --               --
                                                                                 -------           -------          -------
                                                                                       3                 3                3
                                                                                 =======           =======          =======

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

8.       TAXATION

                                                                                 2004             2003              2002
                                                                                 ----             ----              ----
                                                                                HK$'000          HK$'000           HK$'000
         The charge comprises:
         Current taxation:
           Hong Kong Profits Tax                                                  49,574            38,516           40,624
           Overseas taxation                                                      19,226            21,509           18,213
                                                                                 -------           -------          -------
                                                                                  68,800            60,025           58,837
                                                                                 -------           -------          -------
         Deferred taxation (note 23):
           Current year                                                           (8,264)           10,140           10,225
           Attributable to an increase in tax rate in Hong Kong                       --            17,433               --
                                                                                 -------           -------          -------
                                                                                  (8,264)           27,573           10,225
                                                                                 -------           -------          -------

                                                                                  60,536            87,598           69,062
                                                                                 =======           =======          =======

         A significant portion of the Group's profit is treated as earned outside of Hong Kong and is not subject to Hong Kong Profits Tax. Hong Kong Profits Tax is calculated at 17.5% (2003: 17.5%; 2002: 16%) of the estimated assessable profit for these years.

         Overseas tax, including the Foreign Enterprises Income Tax in the People's Republic of China, is calculated at 5% to 20% of the gross revenue earned in certain of the overseas jurisdictions.

         Details of deferred taxation are set out in note 23.

         The Group currently has a tax case in dispute with the Indian tax authorities. Details of this are set out in note 28.

         The taxation expense on the Group's profit before taxation differs from the theoretical amount that would arise using the taxation rate of the home country of the Company as follows:

                                                                                    2004              2003           2002
                                                                                    ----              ----           ----
                                                                                   HK$'000           HK$'000        HK$'000

         Profit before taxation                                                    491,616           512,086        623,751
                                                                                   =======           =======        =======

         Calculated at a taxation rate of 17.5% (2003: 17.5%;
           2002: 16%)                                                               86,033            89,615         99,800
         Tax effect of income not taxable for tax purposes                         (91,475)          (78,454)       (76,135)
         Tax effect of expenses not deductible for tax purposes                     44,585            34,429         24,700
         Tax effect of tax losses of associates not recognized                       2,167             2,734          2,189
         Effect of income tax rate differential
           between Hong Kong and overseas locations                                 19,226            21,509         18,213
         Increase in deferred tax liability resulting
           from an increase in Hong Kong Profits Tax rate                               --            17,433             --
         Other                                                                          --               332            295
                                                                                   -------           -------        -------
         Tax expense                                                                60,536            87,598         69,062
                                                                                   =======           =======        =======

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

9.       DIVIDENDS

                                                                                               THE COMPANY
                                                                                               -----------
                                                                                  2004             2003              2002
                                                                                  ----             ----              ----
                                                                                 HK$'000          HK$'000           HK$'000
         Interim, paid - HK$0.08 per share (2003: HK$0.08;
           2002: HK$0.06)                                                         31,221            31,221           23,416
         Final, proposed - HK$0.27 per share
           (2003: HK$0.24; 2002: HK$0.19)                                        105,372            93,664           74,151
         Special, proposed - Nil per share (2003: Nil;
           2002: HK$0.25)                                                             --                --           97,566
                                                                                 -------           -------          -------
                                                                                 136,593           124,885          195,133
                                                                                 =======           =======          =======

         The final dividend of HK$0.27 per share has been proposed by the Directors at a meeting held on 17th March, 2005 and is subject to approval by the shareholders in the Annual General Meeting. This proposed dividend is not reflected as a dividend payable in these financial statements, but will be reflected as an appropriation of retained earnings for the year ending 31st December, 2005.

10.      EARNINGS PER SHARE

         The calculation of basic and diluted earnings per share is based on the profit attributable to shareholders for 2004 of HK$431,216,000 (2003:
         HK$424,488,000; 2002: HK$554,689,000) and on 390,265,500 (2003 and
         2002: 390,265,500) shares in issue during the year.

         No diluted earnings per share was presented for either 2004, 2003 or 2002 as the exercise of the outstanding share options of the Company would have an anti-dilutive effect.


11.      PROPERTY, PLANT AND EQUIPMENT

         2004
         ----
                                 SATELLITES AND TRACKING FACILITIES
                                 ---------------------------------------
                                                                        FURNITURE,
                                                                         FIXTURES
                                     IN        UNDER                        AND     OFFICE    MOTOR  PLANT AND
                                 OPERATION CONSTRUCTION  LAND  BUILDINGS FITTINGS EQUIPMENT VEHICLES MACHINERY    TOTAL
                                 --------- ------------  ----- --------- -------- --------- -------- ---------   -------
                                  HK$'000    HK$'000   HK$'000  HK$'000  HK$'000  HK$'000   HK$'000  HK$'000     HK$'000
         COST
         At 1st January, 2004   4,167,029     41,837    26,968  117,866   10,558    6,925     3,427    2,524   4,377,134
         Additions                 14,953     22,826        --       34    1,291    1,055     1,722       22      41,903
         Transfer                  55,028    (55,028)       --       --       --       --        --       --          --
         Disposals                 (4,381)        --        --       --     (995)    (334)   (1,278)    (176)     (7,164)
                                ---------  ---------   -------  -------  -------  -------   -------  -------   ---------

         At 31st December, 2004 4,232,629      9,635    26,968  117,900   10,854    7,646     3,871    2,370   4,411,873
                                ---------  ---------   -------  -------  -------  -------   -------  -------   ---------

         DEPRECIATION
         At 1st January, 2004   1,191,719         --     1,603      393    8,962    5,335     2,125    1,598   1,211,735
         Provided for the year    280,171         --       583    4,716      716      762       797      220     287,965
         Disposals                 (4,381)        --        --       --     (979)    (333)   (1,207)    (176)     (7,076)
                                ---------  ---------   -------  -------  -------  -------   -------  -------   ---------

         At 31st December, 2004 1,467,509         --     2,186    5,109    8,699    5,764     1,715    1,642   1,492,624
                                ---------  ---------   -------  -------  -------  -------   -------  -------   ---------

         NET BOOK VALUES
         At 31st December, 2004 2,765,120      9,635    24,782  112,791    2,155    1,882     2,156      728   2,919,249
                                ---------  ---------   -------  -------  -------  -------   -------  -------  -------

         At 31st December, 2003 2,975,310     41,837    25,365  117,473    1,596    1,590     1,302      926   3,165,399
                                ---------  ---------   -------  -------  -------  -------   -------  -------   ---------

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

         2003
         ----
                                 SATELLITES AND TRACKING FACILITIES
                                 ----------------------------------------------------
                                                                                     FURNITURE,
                                                                BUILDINGS            FIXTURES
                                     IN        UNDER              UNDER                AND     OFFICE    MOTOR   PLANT AND
                                 OPERATION CONSTRUCTION  LAND  DEVELOPMENT BUILDINGS FITTINGS EQUIPMENT VEHICLES MACHINERY    TOTAL
                                 --------- ------------  ----- ----------- --------- -------- --------- -------- --------   -------
                                  HK$'000    HK$'000   HK$'000   HK$'000    HK$'000  HK$'000   HK$'000  HK$'000  HK$'000    HK$'000
         COST
         COST
         At 1st January, 2003   3,629,079  1,618,864    26,968    59,198         --    9,151     5,637    2,954    1,690  5,353,541
         Additions                  2,155     89,768        --    58,668         --    1,416     1,439    1,051      834    155,331
         Transfer               1,666,795 (1,666,795)       --  (117,866)   117,866       --        --       --       --         --
         Disposals             (1,131,000)        --        --        --         --       (9)     (151)    (578)      -- (1,131,738)
                                ---------  ---------   -------   -------    -------  -------   -------  -------  -------  ---------

         At 31st December, 2003 4,167,029     41,837    26,968        --    117,866   10,558     6,925    3,427    2,524  4,377,134
                                ---------  ---------   -------   -------    -------  -------   -------  -------  -------  ---------

         DEPRECIATION
         At 1st January, 2003   2,103,079         --     1,020        --         --    8,676     4,901    1,985    1,530  2,121,191
         Provided for the year    219,640         --       583        --        393      292       583      718       68  222,277
         Eliminated on
           disposals           (1,131,000)        --        --        --         --       (6)     (149)    (578)      -- (1,131,733)
                                ---------  ---------   -------   -------    -------  -------   -------  -------  -------  ---------

         At 31st December, 2003 1,191,719         --     1,603        --        393    8,962     5,335    2,125    1,598  1,211,735
                                ---------  ---------   -------   -------    -------  -------   -------  -------  -------  ---------

         NET BOOK VALUES
         At 31st December, 2003 2,975,310     41,837    25,365        --    117,473    1,596     1,590    1,302      926  3,165,399
                                =========  =========   =======   =======    =======  =======   =======  =======  =======  =========

         The land is situated in Hong Kong and held under a medium-term lease.

         The cost of property, plant and equipment includes borrowing cost capitalised during construction of satellite and tracking facilities of approximately HK$52,872,000 (2003: HK$52,872,000).


12.      INVESTMENTS IN SUBSIDIARIES
                                                                  THE COMPANY
                                                                  -----------
                                                                2004       2003
                                                                ----       ----
                                                               HK$'000   HK$'000

         Unlisted shares in subsidiaries, at cost              429,054   429,053
                                                               =======   =======


         The cost of the unlisted shares is based on the book value of the underlying net assets of the subsidiaries attributable to the Group as at the date on which the Company became the ultimate holding company of the Group under the Group reorganisation in 1996.

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

         Details of subsidiaries and a controlled partnership at 31st December, 2004 are as follows:

                                             PLACE OF
                                          INCORPORATION/
                                           REGISTRATION/                       PERCENTAGE OF NOMINAL
                                          PRINCIPAL PLACE     CLASS OF        VALUE OF ISSUED CAPITAL
         NAME OF SUBSIDIARY                OF OPERATION      SHARE HELD         HELD BY THE COMPANY         PRINCIPAL ACTIVITY
         ------------------                ------------      ----------         -------------------         ------------------
                                                                               Directly   Indirectly
         AsiaSat BVI Limited              British Virgin    Ordinary shares      100%         --            Investment holding
                                              Islands

         Asia Satellite Telecommunications   Hong Kong      Ordinary shares       --         100%           Provision of satellite
           Company Limited                                                                                  transponder capacity

         Hanbury International            British Virgin    Ordinary shares       --         100%               Inactive
           Limited                            Islands

         SAT Limited                       Republic of      Ordinary shares      100%         --                Inactive
                                             Mauritius

         Skywave TV Company Limited          Hong Kong      Ordinary shares       --          80%           Provision of DTH
           (formerly known as Auspicious                                                                      broadcasting
           City Limited)                                                                                       services

         Sornico Limited                     Hong Kong      Ordinary shares       --         100%               Inactive

         The First Asian Satellite           Hong Kong            N/A             --           1%               Inactive
           Leasing Limited Partnership
           (the "Partnership")

         The Company continues to control the Partnership as it is a general partner and accordingly continues to consolidate it.

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

13.      INTERESTS IN ASSOCIATES
                                                                  THE GROUP
                                                                  ---------
                                                               2004        2003
                                                               ----        ----
                                                             HK$'000     HK$'000

         Share of net assets                                  11,109          --
         Goodwill (note a)                                       442          --
         Amount due from an associate                          1,846          --
                                                             -------     -------
                                                              13,397          --
                                                             =======     =======

         The Group had a 36.5% equity interest in SpeedCast Holdings Limited ("SHL") as at 31st December, 2001. The Group increased its equity interest in SHL to 45.3% in 2002 and further to 47.3% in 2004 by subscribing a rights issue. The purchase consideration of the 36.5% equity interest was HK$97,500,000 while that of the additional 8.8% and 2.0% equity interest acquired in 2002 and 2004 was HK$31,200,000 and HK$11,700,000 respectively. The entire HK$97,500,000 and a portion of HK$31,200,000 (amounting to HK$11,700,000) were paid in the form of satellite transponder capacity and maintenance and other support services to be provided under agreements (valued using prices with third parties with comparable terms and conditions). The Group recorded goodwill from such acquisitions of HK$12,264,000, HK$13,000,000 and HK$662,000 respectively, for the excess of the purchase consideration over the fair value of the SHL net assets acquired. SHL consolidates the financial statements of SpeedCast Limited ("SpeedCast"), a wholly-owned subsidiary, and the Company's investment in SHL is accounted for using the equity method in the accompanying financial statements.

         During the year, the Group contributed capital to Beijing Asia Sky Telecommunications Technology Company Limited ("Beijing Asia") and had a 49% equity interest in Beijing Asia as at 31st December, 2004. The Company's investment in Beijing Asia is accounted for using the equity method in the accompanying financial statements.

         Details of the Group's associates as at 31st December, 2004 are as follows:

                                          PLACE OF                         PERCENTAGE OF
                                       INCORPORATION/                      NOMINAL VALUE
                                        REGISTRATION/                        OF ISSUED
                                       PRINCIPAL PLACE    CLASS OF    CAPITAL INDIRECTLY HELD
         NAME OF ENTITY                 OF OPERATION     SHARE HELD       BY THE COMPANY        PRINCIPAL ACTIVITY
         --------------                 ------------     ----------       --------------        ------------------
         Beijing Asia Sky                  China             N/A               49.0%             Provision of VSAT
            Telecommunications                                                                   technical and
            Technology Company                                                                   support services
            Limited

         SpeedCast Holdings Limited       Cayman          Ordinary             47.3%             Investment holding
                                          Islands

         SpeedCast Limited                Hong Kong       Ordinary             47.3%             Provision of Internet
                                                                                                 related services
                                                                                                 through satellite
                                                                                                 transponders

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

         Note (a) Included in interests in associates is goodwill arising on acquisition of associates:

                                                                      THE GROUP
                                                                      ---------
                                                                       HK$'000
                  COST
                  At 1st January, 2004                                  25,264
                  Arising on acquisition during the year                   662
                                                                       -------
                  At 31st December, 2004                                25,926
                                                                       -------

                  AMORTIZATION AND IMPAIRMENT
                  At 1st January, 2004                                  25,264
                  Charge for the year                                      220
                                                                       -------
                  At 31st December, 2004                                25,484
                                                                       -------
                  CARRYING VALUE
                  At 31st December, 2004                                   442
                                                                       =======


                  2003
                                                                       HK$'000
                  COST
                  At 1st January, 2003 and at 31st December, 2003       25,264
                                                                       -------

                  AMORTIZATION AND IMPAIRMENT
                  At 1st January, 2003                                  16,868
                  Charge for the year                                    6,500
                  Impairment loss recognized during the year             1,896
                                                                       -------
                  At 31st December, 2003                                25,264
                                                                       -------
                  CARRYING VALUE
                  At 31st December, 2003                                    --
                                                                       =======


                  The goodwill is amortized over a period of two years.

                  Amortization charged to income in 2004 amounting to HK$220,000 (2003: HK$6,500,000; 2002: HK$4,604,000) has been included in the amount reported as share of results of associates in the consolidated statements of operations.

                  In 2003, in view of the continual losses incurred by SpeedCast and the expectation that further losses would be incurred in the near term, management decided to write off the goodwill as impairment.

         Amount due from an associate is unsecured, interest free and will not be repaid within one year.

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

14.      LOAN RECEIVABLE FROM AN ASSOCIATE

         The amount is secured, bearing interest at 6% per annum and is repayable as follows:

                                                                    THE GROUP
                                                                    ---------
                                                                  2004     2003
                                                                  ----     ----
                                                               HK$'000  HK$'000

         Within one year                                         5,070    3,510
         More than one year but not exceeding two years             --    3,769
                                                               -------  -------

                                                                 5,070    7,279
         Less: amount shown under current assets                (5,070)  (3,510)
                                                               -------  -------

                                                                    --    3,769
                                                               =======  =======


15.      AMOUNT PAID TO TAX AUTHORITY

         At the balance sheet date, an amount of approximately HK$67,023,000 (2003: HK$24,487,000) had been paid to the Government of India. For details, please refer to note 28.

16.      INVENTORIES

                                                                    THE GROUP
                                                                    ---------
                                                                  2004     2003
                                                                  ----     ----
                                                               HK$'000  HK$'000

         Merchandise                                               416       --
                                                               =======  =======

         At the balance sheet date, the carrying amount of inventories is carried at cost (2003: Nil).

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

17.      TRADE AND OTHER RECEIVABLES

                                                                    THE GROUP
                                                                    ---------
                                                                  2004     2003
                                                                  ----     ----
                                                               HK$'000  HK$'000

         Trade receivables                                      72,708   68,118
         Other receivables                                      22,474   12,361
         Deposits and prepayments                               37,226   38,538
                                                               -------  -------

                                                               132,408  119,017
                                                               =======  =======


         The Group does not normally provide credit terms to its trade customers. The Group usually bills its trade customers quarterly in advance in accordance with its agreements. The aged analysis of trade receivables is stated as follows:

                                                                    THE GROUP
                                                                    ---------
                                                                  2004     2003
                                                                  ----     ----
                                                               HK$'000  HK$'000

         0 to 30 days                                           34,047   32,130
         31 to 60 days                                          18,318    9,438
         61 to 90 days                                          11,424    7,443
         91 to 180 days                                          3,796   11,652
         181 days or above                                       5,123    7,455
                                                               -------  -------

         Total trade receivables                                72,708   68,118
                                                               =======  =======


18.      OTHER LOAN RECEIVABLE

         The loan is receivable from an independent third party. It is unsecured, bearing interest at 8% per annum and is wholly repayable within one year.

19.      DEFERRED REVENUE
                                                                    THE GROUP
                                                                    ---------
                                                                  2004     2003
                                                                  ----     ----
                                                               HK$'000  HK$'000
         The maturity of deferred revenue is as follows:

         Within one year                                       175,043  156,448
         More than one year but not exceeding five years       111,844  122,928
                                                               -------  -------

                                                               286,887  279,376
         Less: amount shown as current                        (175,043)(156,448)
                                                               -------  -------

                                                               111,844  122,928
                                                               =======  =======

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

20. SHARE CAPITAL
                                                                     ISSUED AND
                                                        AUTHORIZED   FULLY PAID
                                                        2004 & 2003  2004 & 2003
                                                        -----------  -----------
                                                          HK$'000      HK$'000

         Ordinary shares of HK$0.10 each                   55,000       39,027
                                                          =======      =======


21.      SHARE OPTION SCHEME

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

         SCHEME ADOPTED ON 25TH JANUARY, 2002

         A new share option scheme (the "2002 Scheme") was adopted pursuant to a resolution passed on 25th January, 2002 for the primary purpose of attracting and retaining the best personnel for the

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED development of the Company's businesses, and providing incentives to employees, Directors, consultants, agents, representatives and advisors, and promoting the long term financial success of the Company. The 2002 Scheme will expire on 24th January, 2012.

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

         No options were granted during 2004 and 2003. At 31st December, 2002, the number of shares in respect of which options had been granted under the 2002 Scheme was 7,149,500 representing 1.83% of the shares of the Company in issue at that date.

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

         No options were granted during 2004 and 2003. Total consideration received in 2002 from employees for taking up the options granted amounted to HK$105.

         The financial impact of share options granted is not recorded in the Company's or the Group's balance sheet until such time as the options are exercised, and no charge is recognized in the statements of operations in respect of the value of options granted in the year. Upon the exercise of the share options, the resulting shares issued are recorded by the Company as additional share capital at the nominal value of shares and the excess of the exercise price per

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED share over the nominal value of the shares is recorded by the Company in the share premium account. Options which are lapsed or are cancelled prior to their exercise dates are deleted from the register of outstanding options.

         The following table discloses details of the Company's share options held by employees (including Directors) and movements in such holdings during the year:

             SHARE                   OUTSTANDING                                                                OUTSTANDING
            OPTION                       AT              GRANTED       EXERCISED     CANCELLED       LAPSED         AT
            SCHEME      OPTION      1ST JANUARY,         DURING         DURING        DURING         DURING   31ST DECEMBER,
           CATEGORY      TYPE           2004              2004           2004          2004           2004         2004
           --------      ----           ----              ----           ----          ----           ----         ----
             2002          A          1,691,500            --              --             --             --       1,691,500
             2002          B          1,768,000            --              --             --         (15,000)     1,753,000
             2002          C          3,481,500            --              --             --             --       3,481,500
                                     ----------       ----------        --------     ----------     --------     ----------

                                      6,941,000            --              --             --         (15,000)     6,926,000
                                      =========        =========         =======      =========      =======      =========


             SHARE                   OUTSTANDING                                                                OUTSTANDING
            OPTION                       AT              GRANTED       EXERCISED     CANCELLED       LAPSED         AT
            SCHEME      OPTION      1ST JANUARY,         DURING         DURING        DURING         DURING   31ST DECEMBER,
           CATEGORY      TYPE           2003              2003           2003          2003           2003         2003
          ---------     -----          -----             -----          -----         -----          -----        -----

             2002          A          1,718,500            --              --             --         (27,000)     1,691,500
             2002          B          1,838,000            --              --             --         (70,000)     1,768,000
             2002          C          3,593,000            --              --             --        (111,500)     3,481,500
                                     ----------       ----------        --------     ----------     --------     ----------

                                      7,149,500            --              --             --        (208,500)     6,941,000
                                      =========        =========         =======      =========      =======      =========


             SHARE                   OUTSTANDING                                                                OUTSTANDING
            OPTION                       AT              GRANTED       EXERCISED     CANCELLED       LAPSED         AT
            SCHEME      OPTION      1ST JANUARY,         DURING         DURING        DURING         DURING   31ST DECEMBER,
           CATEGORY      TYPE           2002              2002           2002          2002           2002         2002
           --------      ----           ----              ----           ----          ----           ----         ----

             2002          A              --           1,718,500           --             --           --         1,718,500
             2002          B              --           1,838,000           --             --           --         1,838,000
             2002          C              --           3,718,000           --             --        (125,000)     3,593,000
             1996          D          1,718,500            --              --        (1,718,500)       --             --
             1996          E          1,838,000            --              --        (1,838,000)       --             --
                                     ----------       ----------        --------     ----------     --------     ----------

                                      3,556,500        7,274,500           --        (3,556,500)    (125,000)     7,149,500
                                      =========        =========         =======      =========      =======      =========


         Details of the share options held by the Directors included in the above table as follows:

             SHARE                   OUTSTANDING                                                                 OUTSTANDING
            OPTION                       AT              GRANTED       EXERCISED     CANCELLED       LAPSED          AT
            SCHEME      OPTION      1ST JANUARY,         DURING         DURING        DURING         DURING    31ST DECEMBER,
           CATEGORY      TYPE           2004              2004           2004          2004           2004          2004
           --------      ----           ----              ----           ----          ----           ----          ----

             2002          A            651,000            --              --             --           --           651,000
             2002          B            264,000            --              --             --           --           264,000
             2002          C          1,360,000            --              --             --           --         1,360,000
                                     ----------         --------        --------       --------     --------     ----------

                                      2,275,000            --              --             --           --         2,275,000
                                      =========          =======         =======        =======      =======      =========

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

             SHARE                   OUTSTANDING                                                                 OUTSTANDING
            OPTION                       AT              GRANTED       EXERCISED     CANCELLED       LAPSED          AT
            SCHEME      OPTION      1ST JANUARY,         DURING         DURING        DURING         DURING    31ST DECEMBER,
           CATEGORY      TYPE           2003              2003           2003          2003           2003          2003
           --------      ----           ----              ----           ----          ----           ----          ----
             2002          A            651,000            --              --             --           --           651,000
             2002          B            264,000            --              --             --           --           264,000
             2002          C          1,360,000            --              --             --           --         1,360,000
                                     ----------         --------        --------       --------     --------     ----------

                                      2,275,000            --              --             --           --         2,275,000
                                      =========          =======         =======        =======      =======      =========


             SHARE                   OUTSTANDING                                                                OUTSTANDING
            OPTION                       AT              GRANTED       EXERCISED     CANCELLED       LAPSED         AT
            SCHEME      OPTION      1ST JANUARY,         DURING         DURING        DURING         DURING   31ST DECEMBER,
           CATEGORY      TYPE           2002              2002           2002          2002           2002         2002
           --------      ----           ----              ----           ----          ----           ----         ----

             2002          A              --             651,000           --             --           --           651,000
             2002          B              --             264,000           --             --           --           264,000
             2002          C              --           1,485,000           --             --        (125,000)     1,360,000
             1996          D            651,000            --              --          (651,000)       --             --
             1996          E            264,000            --              --          (264,000)       --             --
                                       --------      -----------        --------     ----------     --------     ----------

                                        915,000        2,400,000           --          (915,000)    (125,000)     2,275,000
                                        =======       ==========         =======      =========      =======      =========

         Details of specific categories of options are as follows:

    OPTION TYPE  DATE OF GRANT               VESTING PERIOD                        EXERCISE PERIOD                    EXERCISE PRICE
    -----------  -------------               --------------                        ---------------                     -------------
                                                                                                                             HK$
    2002 SCHEME
    A (Note a)   4th February, 2002               --                            4th February, 2002 - 25th November, 2006    17.48
    B (Note a)   4th February, 2002  4th February, 2002 - 30th September, 2002  1st October, 2002 - 30th September, 2009    17.48
    C (Note b)   4th February, 2002  4th February, 2002 - 3rd February, 2004    4th February, 2004 - 3rd February, 2012     14.35

    1996 SCHEME
    D (Note a)   26th November, 1996 26th November, 1996 - 25th November, 1999  26th November, 1999 - 25th November, 2006   17.48
    E (Note a)   20th September,1999 20th September, 1999 - 30th September,2002 1st October, 2002 - 30th September, 2009    17.48

    Notes:
    a. Pursuant to a resolution passed in the special general meeting of the Company held on 25th January, 2002, the 1996 Scheme was terminated and all existing options under that scheme were cancelled. New options were issued on 4th February, 2002 under the 2002 Scheme with the same exercise price and exercise periods to replace the options granted under the 1996 Scheme.

             OPTION TYPE A

             100% between 4th February, 2002 and 25th November, 2006

             The exercise periods of the following option types are divided into 3 tranches, as detailed below:

             OPTION TYPE D

             1. Up to 50% between 26th November, 1999 and 25th November, 2006
             2. Up to 75% between 26th November, 2000 and 25th November, 2006
             3. Up to 100% between 26th November, 2001 and 25th November, 2006

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

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

22.      RESERVES

                                                   SHARE          CONTRIBUTED       RETAINED
                                                  PREMIUM           SURPLUS          PROFITS            TOTAL
                                                  -------           -------          -------            -----
                                                  HK$'000           HK$'000          HK$'000           HK$'000
         THE COMPANY
         At 1st January, 2002                         4,614          390,053             1,759          396,426
         Final dividend for 2001 paid                    --               --           (54,637)         (54,637)
         Interim dividend for 2002 paid                  --               --           (23,416)         (23,416)
         Profit for the year                             --               --            79,130           79,130
                                                   --------         --------          --------         --------

         At 31st December, 2002 and
           1st January, 2003                          4,614          390,053             2,836          397,503
         Final dividend for 2002 paid                    --               --           (74,151)         (74,151)
         Special dividend for 2002 paid                  --               --           (97,566)         (97,566)
         Interim dividend for 2003 paid                  --               --           (31,221)         (31,221)
         Profit for the year                             --               --           202,578          202,578
                                                   --------         --------          --------         --------

         At 31st December, 2003 and
           1st January, 2004                          4,614          390,053             2,476          397,143
         Final dividend for 2003 paid                    --               --           (93,664)         (93,664)
         Interim dividend for 2004 paid                  --               --           (31,221)         (31,221)
         Profit for the year                             --               --           125,358          125,358
                                                   --------         --------          --------         --------

         At 31st December, 2004                       4,614          390,053             2,949          397,616
                                                   ========         ========          ========         ========

         The contributed surplus represents the difference between the consolidated shareholders' funds of the subsidiaries at the date at which they were acquired by the Company and the nominal amount of the Company's shares issued for the acquisition at the time of the Group reorganization prior to the listing of the Company's shares in 1996.

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

         Under the Companies Act 1981 of Bermuda (as amended), the contributed surplus account of the Company is available for distribution. However, the Company cannot declare or pay a dividend, or make a distribution out of the contributed surplus if:

         (a) it is, or would after the payment be, unable to pay its liabilities as they become due; or

         (b) the realizable value of its assets would thereby be less than the aggregate of its liabilities and its issued share capital.

         In the opinion of the Directors, as at 31st December, 2004, the Company's reserves available for distribution consisted of the contributed surplus of HK$390,053,000 (2003: HK$390,053,000) and retained profits of HK$2,949,000 (2003: HK$2,476,000).

23.      DEFERRED TAXATION

         Deferred taxation is calculated in full on temporary differences under the liability method using a principal taxation rate of 17.5% (2003:
         17.5%; 2002: 16%).

         Deferred income tax assets are recognized of tax loss carry forward to the extent that realization of the related tax benefit through the future taxable profits is probable. The Group has no unrecognized tax losses to carry forward against future taxable income (2003:
         HK$436,000; 2002: Nil).

         The movement on the deferred tax liabilities/(assets) is as follows:

         THE GROUP
         ---------
                                                          ACCELERATED
                                                              TAX                             TAX
                                                         DEPRECIATION        OTHERS           LOSS            TOTAL
                                                         ------------        ------           ----            -----
                                                              HK$'000        HK$'000         HK$'000        HK$'000
         Balance at 1st January, 2002                         177,743         (2,019)             --        175,724
         Charge to statements of operations (note 8)            8,206          2,019              --         10,225
                                                             --------       --------        --------       --------

         Balance at 31st December, 2002
           and at 1st January, 2003                           185,949             --              --        185,949
         Charge (credit) to statements of
           operations (note 8)                                 10,527           (311)            (76)        10,140
         Effect of change in tax rate charge
           to statements of operations (note 8)                17,433             --              --         17,433
                                                             --------       --------        --------       --------

         Balance at 31st December, 2003
           and at 1st January, 2004                           213,909           (311)            (76)       213,522
         Charge (credit) to statements of
           operations (note 8)                                 (6,884)        (1,456)             76         (8,264)
                                                             --------       --------        --------       --------

         Balance at 31st December, 2004                       207,025         (1,767)             --        205,258
                                                             ========       ========        ========       ========

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

         THE COMPANY
         -----------
                                                                      TAX LOSS
                                                                       HK$'000


         Balance at 1st January, 2002 and 1st January, 2003                  --
         Credit to income statement                                         (76)
                                                                        -------

         Balance at 31st December, 2003
           and at 1st January, 2004                                         (76)
         Charge to income statement                                          76
                                                                        -------

         Balance at 31st December, 2004                                      --
                                                                        =======


         Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet.

                                                          2004          2003
                                                          ----          ----
                                                         HK$'000       HK$'000

         THE GROUP
         Deferred tax liabilities                         205,258       213,598
         Deferred tax assets                                   --           (76)
                                                          -------       -------

                                                          205,258       213,522
                                                          =======       =======


         THE COMPANY
         Deferred tax assets                                   --            76
                                                          =======       =======

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

24.      MAJOR NON-CASH TRANSACTIONS

         During 2004, the Group decreased its equity interest in Skywave TV Company Limited ("Skywave") from 100% to 80% with two independent third parties making a contribution in kind of HK$3 million each in return for a 10% stake in Skywave. There was no major non-cash transaction during 2003.

         In 2002, the Company increased its interest in SpeedCast Holdings Limited, which is the holding company of SpeedCast Limited, from 36.5% to 45.3% for HK$31,200,000 (US$4,000,000), of which HK$11,700,000
         (US$1,500,000) was in the form of the provision of transponder capacity.


25.      OPERATING LEASES

         THE GROUP AS LESSEE

         At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

                                                                    THE GROUP
                                                                    ---------
                                                                  2004     2003
                                                                  ----     ----
                                                               HK$'000  HK$'000

         Within one year                                         6,504    5,339
         One to two years                                       10,647    1,847
         Later than two years                                       --       --
                                                               -------  -------

                                                                17,151    7,186
                                                               =======  =======


         Operating lease payments represent rental payable by the Group for certain of its office and residential premises. Leases are negotiated for an average term of two to four years.

         THE GROUP AS LESSOR

         Income from leasing of office premises during the year was HK$368,000 (2003: Nil). The lease is negotiated for four years.

         At the balance sheet date, the Group had contracted with the customer for the following future minimum lease payments:
                                                                    THE GROUP
                                                                    ---------
                                                                  2004     2003
                                                                  ----     ----
                                                               HK$'000  HK$'000

         Within one year                                          552        --
         One to two years                                         552        --
         Two to three years                                       552        --
         Three to four years                                      184        --
                                                               ------    ------

                                                                1,840        --
                                                               ======    ======

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

26.      CAPITAL COMMITMENTS

         At 31st December, 2004, the capital commitments in respect of the satellite earth station and other assets were as follows:

                                                                              THE GROUP
                                                                              ---------
                                                                            2004      2003
                                                                            ----      ----
                                                                         HK$'000   HK$'000
         A satellite earth station
           Contracted for but not provided in the financial statements    15,561    21,130
           Authorized but not contracted for                                  --    28,114
         Other investment projects
           Authorized but not contracted for                               5,486        --
         Other assets
           Contracted for but not provided in the financial statements       345       168
                                                                         -------   -------

                                                                          21,392    49,412
                                                                         =======   =======

         The Company had no capital commitments at the balance sheet date (2003 and 2002: Nil).

27.      RETIREMENT BENEFITS SCHEME

         The Group participates in both a defined contribution scheme which is registered under the Occupational Retirement Ordinance (ORSO Scheme) and a Mandatory Provident Fund Scheme (the MPF Scheme) established under the Mandatory Provident Fund Ordinance. The schemes cover all eligible employees and all eligible employees are offered a choice of joining the ORSO Scheme or the MPF Scheme.

         The ORSO Scheme provides for participant contributions of 5% of salary and Group contributions of between 7.5% and 15% of salary depending on length of service and the participant's position in the Group. Participants vest in Group contributions increasing incrementally over 10 years.

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

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

28.      CONTINGENT LIABILITIES

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

         The Indian tax authorities have assessed the Company for income tax as follows:

             ------------------ --------------------- ---------------------
             Assessment year            Amount HK$            Amount INR
                                     (approximate)         (approximate)
             ------------------ --------------------- ---------------------
                     1997-98            20 million           115 million
             ------------------ --------------------- ---------------------
                     1998-99            23 million           141 million
             ------------------ --------------------- ---------------------
                     1999-00            22 million           127 million
             ------------------ --------------------- ---------------------
                     2000-01            14 million            84 million
             ------------------ --------------------- ---------------------
                     2001-02            29 million           171 million
             ------------------ --------------------- ---------------------
                     2002-03            38 million           210 million
             ------------------ --------------------- ---------------------
                       Total           146 million           848 million
             ------------------ --------------------- ---------------------

         The Company has filed appeals for each of the assessment years 1997-98 to 2002-03.

         No assessment has yet been made for the 2003-04 or 2004-05 assessment years.

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

         In order to obtain a stay of recovery proceedings, the Company has made payments as follows and has recorded these payments as an asset on the assumption that the amounts are recoverable:

             ------------------ --------------------- ---------------------
             Assessment year            Amount HK$            Amount INR
                                     (approximate)         (approximate)
             ------------------ --------------------- ---------------------
                     1997-98            13 million            78 million
             ------------------ --------------------- ---------------------
                     1998-99            15 million            88 million
             ------------------ --------------------- ---------------------
                     1999-00            10 million            62 million
             ------------------ --------------------- ---------------------
                     2000-01             9 million            50 million
             ------------------ --------------------- ---------------------
                     2001-02            20 million           119 million
             ------------------ --------------------- ---------------------
                     2002-03            27 million           148 million
             ------------------ --------------------- ---------------------
                       Total            94 million           545 million
             ------------------ --------------------- ---------------------

         In addition, based on the general principles set forth by the Tribunal, the amount of income taxable in India depends on the payments made by the Company's customers to the Company for the purpose of those customers carrying on business in India or earning income from any source in India. As such information is proprietary in nature and has not been provided by the Company's customers, the Company cannot reasonably estimate the taxable income and therefore also cannot estimate the amount of income tax to which the Company may be assessed. Furthermore, as stated above, the Company has filed an appeal against the Tribunal's decision. The appeal has been admitted by the High Court and is pending before the Court. Accordingly, no provision has been recognized for Indian income tax in the Company's financial statements.

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

29.      RELATED PARTY TRANSACTIONS

         The Group has entered into an agreement for provision of transponder capacity to a subsidiary of CITIC, CITIC Guoan Information Industry Company Limited. CITIC is a substantial shareholder of the Company throughout the years presented. The total amount of revenue recognized by the Group for 2004 under this agreement was approximately HK$3,101,000 (2003: HK$3,782,000; 2002: HK$4,095,000). In addition, the
         Group has entered into an agreement with CITIC Technology Company Limited, a subsidiary of CITIC, for collecting money from China customers on behalf of the Company. During 2004, the Group has recognized an agency fee of approximately HK$686,000 (2003: HK$719,000; 2002: HK$1,611,000) under this agreement. Included in trade and other receivables was an amount of approximately HK$14,628,000 (2003:
         HK$11,826,000) due from CITIC Technology Company Limited, and included in other payables and accrued expenses was an amount of approximately HK$770,000 (2003: HK$433,000) due to CITIC Technology Company Limited.

         Other than that disclosed in note 14, during 2004, the Group recognized income from provision of satellite transponder capacity from its associate, SpeedCast, amounting to approximately HK$18,793,000 (2003:
         HK$20,829,000; 2002: HK$20,177,000). In addition, the Group recognized interest income on the loan receivable from SpeedCast amounting to approximately HK$419,000 (2003: HK$86,000 and 2002: Nil). At the balance sheet date, trade and other receivables included an amount of approximately HK$3,326,000 (2003: HK$1,951,000) due from SpeedCast.

         During 2004, a software license fee amounting to HK$49,000 (2003: Nil) was paid to SES ASTRA S.A. ("SES ASTRA"). No consultancy fee (2003:
         HK$390,000) was paid to SES ASTRA. SES ASTRA is a wholly-owned subsidiary of SES GLOBAL. In addition, in 2002, the Group recognized income from provision of satellite transponder capacity amounting to approximately HK$162,000 from SES AMERICOM, a wholly-owned subsidiary of SES GLOBAL. SES GLOBAL was a substantial shareholder of the Company throughout the years presented.

         In addition to the above, the Group made payments to SES GLOBAL and a subsidiary of CITIC amounting to HK$475,000 (2003: HK$475,000; 2002:
         HK$400,000) and HK$525,000 (2003: HK$525,000; 2002: HK$400,000)
         respectively, for certain Non-Executive directors representing SES GLOBAL and CITIC.

         The above transactions are entered into on terms determined and agreed by the Group and the relevant parties.

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

30.      ULTIMATE HOLDING COMPANY

         The directors regard Bowenvale Limited, a company incorporated in British Virgin Islands, as being the ultimate holding company.


31. SUMMARY OF DIFFERENCES BETWEEN HONG KONG ("HK") AND UNITED STATES ("US") GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP")

         The accompanying consolidated financial statements are prepared in accordance with HK GAAP, which differs in certain significant respects from US GAAP as follows:

         The following table summarizes the effect on profit (net income) of differences between HK GAAP and US GAAP:

                                                                            YEAR ENDED 31ST DECEMBER (UNAUDITED)
                                                                            -------------------------------------
                                                                   2004              2004              2003           2002
                                                                   ----              ----              ----           ----
                                                                  US$'000           HK$'000           HK$'000        HK$'000
                                                                 (Note 1)
         Profit for the year (net income) as reported
           under HK GAAP                                           55,284          431,216           424,488        554,689
         US GAAP adjustments:
           Amortization of interest and
             borrowing costs (a)                                   (1,035)          (8,072)          (11,780)       (23,051)
           Amortization of goodwill (b)                                28              221             6,500          4,604
           Impairment loss of goodwill (b)                             --               --           (11,104)            --
           Tax effect on reconciling items (c)                         92              706               151          1,844
                                                                  -------          -------           -------        -------

         Profit for the year (net income) under
             US GAAP                                               54,369          424,071           408,255        538,086
                                                                  =======          =======           =======        =======

         Basic and diluted earnings per share
           under US GAAP                                          US$0.14          HK$1.09           HK$1.05        HK$1.38

         Basic and diluted earnings per
           American Depositary Share ("ADS")
           under US GAAP (Note 2)                                 US$1.39         HK$10.86          HK$10.46       HK$13.79

         Shares used in computation of basic
           and diluted earnings per share
           (in thousands)                                         390,266          390,266           390,266        390,266

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

31. SUMMARY OF DIFFERENCES BETWEEN HONG KONG ("HK") AND UNITED STATES ("US") GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") - continued

         The following table summarizes the effect on shareholders' equity of the differences between HK GAAP and US GAAP:

                                                                               AT 31ST DECEMBER (UNAUDITED)
                                                                               ----------------------------
                                                                          2004             2004              2003
                                                                          ----             ----              ----
                                                                         US$'000          HK$'000           HK$'000
                                                                        (Note 1)
         Shareholders' equity as reported under HK GAAP                   496,743         3,874,597      3,568,266

         US GAAP adjustments:
           Capitalization of interest and borrowing costs (a)              15,767           122,980        122,980
           Amortization of interest and borrowing costs (a)                (9,301)          (72,545)       (64,473)
           Amortization of goodwill (b)                                     1,452            11,325         11,104
           Impairment loss of goodwill (b)                                 (1,424)          (11,104)       (11,104)
           Tax effect on reconciling items (c)                             (1,094)           (8,537)        (9,243)
                                                                          -------         ---------      ---------

         Shareholders' equity under US GAAP                               502,143         3,916,716      3,617,530
                                                                          =======         =========      =========

         (a)      CAPITALIZATION OF INTEREST AND BORROWING COSTS

                  Under HK GAAP, interest on bank loans and related costs of obtaining the loans (including costs incurred in connection with loan facilities), taken out to finance construction of satellites is capitalized during the period of construction. Under US GAAP, the interest cost incurred during the period of construction that could have been avoided if the construction of satellites had not been made is capitalized. The interest capitalized is computed by applying an average borrowing rate of outstanding debt to the total amount of qualifying assets under construction, not to exceed total interest costs incurred.

                  In addition, under US GAAP, certain related borrowing costs payable to lenders are excluded from the amounts capitalized.

         (b)      AMORTIZATION AND IMPAIRMENT LOSS OF GOODWILL

                  Under HK GAAP, goodwill is amortized on a systematic basis over its useful life. Under US GAAP, effective from 1st January, 2002, goodwill is: (i) no longer amortized, (ii) assigned to a reporting unit, and (iii) tested for impairment at least annually. Prior to 1st January, 2002, goodwill was amortized under US GAAP.

         (c) The amounts included in the reconciliation show the income tax effects of the differences between HK GAAP and US GAAP as described above.

         (d)      INTEREST INCOME

                  Under HK GAAP, interest income is included in profit from operations. Under US GAAP, interest income is excluded from operating income and is included in net income as other income.

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

31. SUMMARY OF DIFFERENCES BETWEEN HONG KONG ("HK") AND UNITED STATES ("US") GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") - continued

         The changes in shareholders' equity based on US GAAP are as follows:

                                                                         AT 31ST DECEMBER (UNAUDITED)
                                                                         ----------------------------
                                                                    2004             2004              2003
                                                                    ----             ----              ----
                                                                   US$'000          HK$'000           HK$'000
         Balance, beginning of year                                463,785         3,617,530      3,412,213
         Transactions during the year:
           i) Net income                                            54,369           424,071        408,255
          ii) Dividends paid                                       (16,011)         (124,885)      (202,938)
                                                                   -------         ---------      ---------

         Balance, end of year                                      502,143         3,916,716      3,617,530
                                                                   =======         =========      =========

         Note: One ADS is equivalent to 10 ordinary shares.

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

31. SUMMARY OF DIFFERENCES BETWEEN HONG KONG ("HK") AND UNITED STATES ("US") GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") - continued

         A reconciliation of the significant balance sheet accounts under HK GAAP and to the amounts determined under US GAAP is as follows:

                                                                         AT 31ST DECEMBER (UNAUDITED)
                                                                         ----------------------------
                                                                      2004           2004              2003
                                                                      ----           ----              ----
                                                                     US$'000        HK$'000           HK$'000
         Property, plant and equipment
           Amount under HK GAAP                                      374,263         2,919,249      3,165,399
           US GAAP adjustments:
             Capitalization of interest and borrowing costs           15,767           122,980        122,980
             Amortization of interest and borrowing costs             (9,301)          (72,545)       (64,473)
                                                                     -------         ---------      ---------
           Amount under US GAAP                                      380,729         2,969,684      3,223,906
                                                                     =======         =========      =========

         Interests in associates
           Amount under HK GAAP                                        1,717            13,397             --
           US GAAP adjustments:
             Amortization of goodwill                                  1,452            11,325         11,104
             Impairment loss of goodwill                              (1,424)          (11,104)       (11,104)
                                                                     -------         ---------      ---------
           Amount under US GAAP                                        1,745            13,618             --
                                                                     =======         =========      =========

         Deferred tax liabilities
           Amount under HK GAAP                                       26,315           205,258        213,598
           US GAAP adjustments:
             Tax effect on reconciling items                           1,094             8,537          9,243
                                                                     -------         ---------      ---------
           Amount under US GAAP                                       27,409           213,795        222,841
                                                                     =======         =========      =========

         The amounts of total assets determined using US GAAP, as a result of the foregoing adjustments, are HK$4,599,903,000 (US$589,731,000) and HK$4,215,727,000 as of 31st December, 2004 and 2003, respectively. The amounts of total liabilities (excluding minority interests) determined using US GAAP, as a result of the foregoing adjustments, are HK$676,831,000 (US$86,773,000) and HK$597,705,000 as of 31st December,
         2004 and 2003, respectively.

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

31. SUMMARY OF DIFFERENCES BETWEEN HONG KONG ("HK") AND UNITED STATES ("US") GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") - continued

         A reconciliation of major captions of cash flows under HK GAAP to US GAAP is as follows:

                                                                                  AT 31ST DECEMBER (UNAUDITED)
                                                                                  ----------------------------
                                                                   2004              2004              2003           2002
                                                                   ----              ----              ----           ----
                                                                  US$'000           HK$'000           HK$'000        HK$'000
         Net cash generated from operating activities
             Amount under HK GAAP                                  96,258          750,812           627,534        809,585
             US GAAP adjustments:
               Interest received                                    2,601           20,290             4,858          6,291
               Cost of raising bank borrowing facility                 --               --            (6,951)        (8,337)
                                                                  -------          -------           -------        -------
           Amount under US GAAP                                    98,859          771,102           625,441        807,539
                                                                  =======          =======           =======        =======

         Net cash used in investing activities
           Amount under HK GAAP                                    (6,527)         (50,909)         (164,536)      (453,395)
           US GAAP adjustment:
             Interest received                                     (2,601)         (20,290)           (4,858)        (6,291)
                                                                  -------          -------           -------        -------
           Amount under US GAAP                                    (9,128)         (71,199)         (169,394)      (459,686)
                                                                  =======          =======           =======        =======

         Net cash used in financing activities
           Amount under HK GAAP                                   (16,011)        (124,885)         (209,889)       (86,390)
           US GAAP adjustment:
             Cost of raising bank borrowing facility                   --               --             6,951          8,337
                                                                  -------          -------           -------        -------
           Amount under US GAAP                                   (16,011)        (124,885)         (202,938)       (78,053)
                                                                  =======          =======           =======        =======

         The reclassification for US GAAP consolidated statements of cash flows pertains to interest received and costs for bank borrowing facility which are presented as investing and financing activities under HK GAAP, respectively (as opposed to operating activities and investing activities under US GAAP, respectively).

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

31. SUMMARY OF DIFFERENCES BETWEEN HONG KONG ("HK") AND UNITED STATES ("US") GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") - continued

         Additional disclosures as required by US GAAP:

         (a) US GAAP requires that all items that are required to be recognized as components of comprehensive income be reported in a separate financial statement. There are no material differences between total recognized gains and losses for the periods shown in the consolidated statements of changes in Equity presented under HK GAAP comprehensive income, except for the differences between HK GAAP and US GAAP profit attributable to shareholders shown above.

         (b) The Company applies Accounting Principles Board ("APB") Opinion No. 25, "ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES", and related Interpretations in accounting for options granted under the 1996 Scheme and 2002 Scheme (see Note 20). No compensation cost has been recognized on options granted under the 1996 Scheme and the 2002 Scheme.

                  The Company, on 8th September, 1999, cancelled 2,161,000 share options (granted under the 1996 Scheme) exercisable from November 26, 1999 to November 25, 2006 at an exercise price of HK$19.00 per share. The Company had, simultaneous to the cancellation, issued 2,022,000 replacement share options to the same employees with similar exercise period but at a lower exercise price of HK$17.48 per share. The 139,000 share options cancelled but not replaced were those share options held by resigned employees. There was no change in the number of shares to be issued to satisfy the exercise of the replacement share options. The Company, through 31st December, 2001, did not account for the option modification under a variable plan accounting that would have been required under Financial Accounting Standards Board Interpretation No. 44, "ACCOUNTING FOR CERTAIN TRANSACTIONS INVOLVING STOCK COMPENSATION". There would be no impact on the Company's 2002 consolidated financial statements and on 2003 and 2004 consolidated financial statements when the Company accounted for the option modification under a variable plan required under FIN 44 as the fair value of the underlying shares was less than the exercise price of the share options as at 31st December, 2002, 2003 and 2004, respectively.

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

31. SUMMARY OF DIFFERENCES BETWEEN HONG KONG ("HK") AND UNITED STATES ("US") GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") - continued

                  Had compensation cost for the Company's share option schemes been determined based on the fair value at the grant dates for awards under the share option schemes consistent with the method of Statement of Financial Accounting Standards ("SFAS") No. 123 "ACCOUNTING FOR STOCK-BASED COMPENSATION", the Company's net income and earnings per share would have been as follows:

                                                                           2004             2003              2002
                                                                           ----             ----              ----
                                                                          HK$'000          HK$'000           HK$'000
                  Net income as reported under US GAAP                    424,071           408,255          538,086
                  Add: Stock compensation as reported                          --                --               --
                  Less: Stock compensation determined using
                             the fair value method                         (6,983)          (10,952)         (14,351)
                                                                      -----------       -----------      -----------

                  Pro forma net income under US GAAP                      417,088           397,303          523,735
                                                                      ===========       ===========      ===========

                  Shares used in computation                          390,265,500       390,265,500      390,265,500
                                                                      ===========       ===========      ===========

                  Net income per share under US GAAP:
                    Basic and diluted, as reported                        HK$1.09           HK$1.05          HK$1.38

                    Basic and diluted, pro forma                          HK$1.07           HK$1.02          HK$1.34

                  The weighted average fair value of options granted during 2002 (Option Types A, B and C) was HK$8, using the Black-Scholes option-pricing model based on the following assumptions:

                  Expected life of options                            10 years
                  Expected volatility                                   51.00%
                  Risk-free rate                                         5.99%
                  Expected annual dividend yield                         1.62%

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

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

31. SUMMARY OF DIFFERENCES BETWEEN HONG KONG ("HK") AND UNITED STATES ("US") GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") - continued

                  A summary of the status of the Company's 2002 Scheme and 1996 Scheme as of 31st December, 2004, 2003 and 2002, and changes during the years then ended is presented below:

                                                          2004                        2003                     2002
                                                 ----------------------   --------------------------  ------------------------
                                                              WEIGHTED-                    WEIGHTED-                 WEIGHTED-
                                                               AVERAGE                      AVERAGE                   AVERAGE
                                                              EXERCISE                     EXERCISE                  EXERCISE
                                                   SHARES       PRICE         SHARES         PRICE        SHARES       PRICE
                                                   ------       -----         ------         -----        ------       -----
                                                                 HK$                          HK$                       HK$
                  Outstanding, beginning of year  6,941,000      15.91      7,149,500        15.91      3,556,500      17.48
                  Granted                                --         --             --           --      7,274,500      15.88
                  Exercised                              --         --             --           --             --         --
                  Forfeited/cancelled/lapsed        (15,000)     17.48       (208,500)       15.81     (3,681,500)     17.37
                                                 ----------     ------     ----------       ------     ----------     ------
                  Outstanding, end of year        6,926,000      15.91      6,941,000        15.91      7,149,500      15.91
                                                  =========      =====      =========        =====      =========      =====

                  Options exercisable at year-end 4,314,875      17.48      3,017,500        17.48      2,637,500      17.48
                                                  =========      =====      =========        =====      =========      =====

                  Weighted-average fair value of
                    options granted during the year               N/A                         N/A                      8.00

                  The following table summarizes information on the 2002 Scheme and 1996 Scheme outstanding at 31st December, 2004:

                                   OPTIONS OUTSTANDING                                         OPTIONS EXERCISABLE
                  -------------------------------------------------------      --------------------------------------------
                                                             WEIGHTED
                                                              AVERAGE
                                                             REMAINING
                                         NUMBER             CONTRACTUAL                                           NUMBER
                  EXERCISE PRICE       OF OPTIONS              LIFE             EXERCISE PRICE                  OF OPTIONS
                  --------------       ----------              ----             --------------                  ----------
                  HK$14.35                3,481,500          7.09 years         HK$14.35                            870,375
                  HK$17.48                3,444,500          3.36 years         HK$17.48                          3,444,500
                                          ---------           ---------                                           ---------

                                          6,926,000          5.23 years                                           4,314,875
                                          =========           =========                                           =========

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

31. SUMMARY OF DIFFERENCES BETWEEN HONG KONG ("HK") AND UNITED STATES ("US") GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") - continued

         (c)      Recent changes in accounting standards

                  SHARE-BASED PAYMENT
                  On 16th December, 2004, FASB published FASB Statement No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123R") which replaces FASB Statement No. 123, "Accounting for Stock-Based Compensation" and supersedes APB No. 25, "Accounting for Stock Issued to Employees". SFAS No. 123R will provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in the financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. Public entities (other than those filing as small business issuers) will be required to apply SFAS No. 123R as of the first annual reporting period that begins after 15th June, 2005. The adoption of SFAS 123R will have a significant impact on the consolidated statement of operations as the Group will be required to expense the fair value of stock option grants and stock purchases under employee stock option plan.

                  INVENTORY COSTS
                  In November 2004, the Financial Accounting Standards Board, or the FASB, issued FASB Statement No. 151, "Inventory Costs--an amendment of ARB No. 43" ("FAS 151"), which is the result of its efforts to converge U.S. accounting standards for inventories with International Accounting Standards. FAS No. 151 requires idle facility expenses, freight, handling costs, and wasted material (spoilage) costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. FAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after 15th June, 2005. The Group is currently evaluating the impact of this standard on its consolidated financial statements.

                  RECENT HK GAAP ACCOUNTING PRONOUNCEMENTS
                  The HKICPA has undertaken to converge by 1st January, 2005 all Hong Kong Financial Reporting Standards, or HKFRSs, with International Financial Reporting Standards, or IFRSs, issued by the International Accounting Standards Board. As a result, the HKICPA has issued a number of new and revised HKFRSs, including Hong Kong Accounting Standards, or HKASs, HKAS Interpretations, or HKAS-INTS, and HKFRSs, which are effective for accounting periods beginning on or after 1st January, 2005. As a consequence, the corresponding SSAPs and Interpretations are superseded effective 1st January, 2005. The applicable HKFRSs required to be adopted by us for the year ending 31st December, 2005 are set out below.

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

31. SUMMARY OF DIFFERENCES BETWEEN HONG KONG ("HK") AND UNITED STATES ("US") GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") - continued

                              HKFRSS ISSUED                                           STANDARDS SUPERSEDED
         -------------------------------------------------------      ----------------------------------------------------
         HKAS 1        Presentation of Financial Statements           SSAP 1       Presentation of financial statements
         HKAS 2        Inventories                                    SSAP 22      Inventories
         HKAS 7        Cash Flow Statements                           SSAP 15      Cash flow statements
         HKAS 8        Accounting Policies, Changes in                SSAP 2       Net profit or loss for the period,
                        Accounting Estimates and Errors                             fundamental errors and changes
                                                                                    in accounting policies
         HKAS 10       Events After the Balance Sheet Date            SSAP 9       Events after the balance sheet date
         HKAS 12       Income Taxes                                   SSAP 12      Income taxes
         HKAS 14       Segment Reporting                              SSAP 26      Segment reporting
         HKAS 16       Property, Plant and Equipment                  SSAP 17      Property, plant and equipment
         HKAS 17       Leases                                         SSAP 14      Leases
         HKAS 18       Revenue                                        SSAP 18      Revenue
         HKAS 19       Employee Benefits                              SSAP 34      Employee benefits
         HKAS 21       The Effects of Changes in Foreign              SSAP 11      Foreign currency translation
                        Exchange Rates
         HKAS 23       Borrowing Costs                                SSAP 19      Borrowing costs
         HKAS 24       Related Party Disclosures                      SSAP 20      Related party disclosures
         HKAS 27       Consolidated and Separate Financial            SSAP 32      Consolidated financial statements
                        Statements                                                  and accounting for investments in
                                                                                    subsidiaries
         HKAS 28       Investment in Associates                       SSAP 10      Accounting for investments in
                                                                                    associates
         HKAS 31       Interests in Joint Ventures                    SSAP 21      Accounting for interests in joint
                                                                                    ventures
         HKAS 33       Earnings Per Share                             SSAP 5       Earnings per share
         HKAS 36       Impairment of Assets                           SSAP 31      Impairment of assets
         HKAS 37       Provisions, Contingent Liabilities             SSAP 28      Provisions, contingent liabilities
                        and Contingent Assets                                       and contingent assets
         HKAS 38       Intangible Assets                              SSAP 29      Intangible assets
         HKFRS 2       Share-based Payment                                -
         HKFRS 3       Business Combinations                          SSAP 30      Business combinations

         The adoption of following HKASs is not expected to result in substantial changes to our existing accounting policies under HK GAAP. In summary:

         o HKAS 1 will affect certain presentations of accounts in the consolidated balance sheet, consolidated income statement and consolidated statement of changes in equity;

         o HKAS 2, 8, 16, 21, 28 and 36 will affect certain disclosures in the financial statements;

         o     HKAS 7, 10, 12, 14, 17, 18, 19, 23, 27, 31, 33, 37 are not
               expected to have any material
               impact as our existing accounting policies already comply with the standards in all material respects; and

         o HKAS 24 will affect the identification of related parties and the disclosure of related party transactions.

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

31. SUMMARY OF DIFFERENCES BETWEEN HONG KONG ("HK") AND UNITED STATES ("US") GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") - continued

         For the HKFRSs set out below, we are currently assessing the potential impact but are not yet in a position to state whether these HKFRSs would have a significant impact on our financial statements presented in accordance with HK GAAP:

         o HKAS 38 requires an intangible asset to be recognized as an asset apart from goodwill if it satisfies either the "separability" or "contractual-legal" criterion. It requires intangible assets with infinite useful lives be no longer amortized but tested for impairment at least annually. Intangible assets with finite useful lives are required to be amortized over their useful lives, which are no longer limited to the rebuttable presumption of 20 years, and tested for impairment on the occurrence of a triggering event.

         o HKFRS 2 prescribes the recognition principles and fair value measurement basis for all share-based payment transactions, including (i) equity-settled share-based payment transactions,
               (ii) cash-settled share-based payment transactions; and (iii) transactions with a choice of whether they are settled in cash or by issuing equity instruments. It requires companies to reflect in their profit or loss and financial position the effects of share-based payment transactions, including expenses associated with transactions in which share options are granted to employees. HKFRS 2 applies to grants of shares, share options or other equity instruments after 7th November, 2002 and not yet vested as at 1st January, 2005, and it applies retrospectively to liabilities arising from share-based payment transactions existing as at 1st January, 2005.

         o HKFRS 3 requires all business combinations for which the agreement date is on or after January 1, 2005 to be accounted for using the purchase method. Goodwill acquired in a business combination will no longer be amortized but will be subject to impairment tests at least annually in accordance with HKAS 36. Upon the adoption of HKFRS 3, the net carrying amount of goodwill carried on the balance sheet is frozen and will be tested for impairment. Goodwill previously taken directly to reserves will no longer be subject to impairment testing and will not be recognized in the income statement when all or part of the business to which the goodwill relates is disposed of. Accordingly, goodwill previously taken directly to reserves will not impact the income statement in the future upon the adoption of HKAS 36.

         (d) Details of the movements of the allowance for doubtful accounts for the years ended 31st December, 2004, 2003 and 2002 are as follows:

                                                         2004          2003         2002
                                                         ----          ----         ----
                                                        HK$'000       HK$'000      HK$'000
                  At beginning of year                    5,540        15,012        3,612
                  Bad debt expense                       17,690            --       11,708
                  Bad debt recovered                         --        (6,279)          --
                  Amount written off                         --        (3,193)        (308)
                                                        -------       -------      -------
                  At end of year                         23,230         5,540       15,012
                                                        =======       =======      =======

         (e)      Major customers

                  The Company has one customer accounting for 10% or more of its service revenue. Service revenue from such customer represents 22.4%, 24.9% and 23.5% of revenues in 2004, 2003 and 2002, respectively.

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

31. SUMMARY OF DIFFERENCES BETWEEN HONG KONG ("HK") AND UNITED STATES ("US") GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") - continued

         (f)      Income tax


                  The Company is subject to Hong Kong Profits Tax on its operations deemed to be located in Hong Kong. It is also subject to an overseas tax on its operations in certain overseas jurisdictions.

                  The Group's operating assets consist primarily of its satellites which are used, or are intended for use, for transmission to multiple geographical areas and therefore cannot be allocated between tax jurisdictions. Accordingly, no analysis of income tax and profit from operations by jurisdiction has been presented.

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

         (h)      Concentration of credit risk

                  Financial instruments which potentially subject the Company to concentrations of credit risks consist principally of cash and cash equivalents and trade receivables. The Company believes that no significant credit risk exists relative to cash and cash equivalents as substantially all of these financial instruments are held in the form of term deposits at a major bank.

                  The Company performs on-going credit evaluations of its customers. The Company believes that no significant credit risk exists for these assets as credit losses, when realized, is expected to be within the range of management's expectations.

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

31. SUMMARY OF DIFFERENCES BETWEEN HONG KONG ("HK") AND UNITED STATES ("US") GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") - continued

         (i)      Concentration - industry and major customers

                  The Company's revenues were derived from the following markets:

                                                          2004     2003    2002
                                                          ----     ----    ----

                  Broadcasting                            70.6%    70.4%   68.3%

                  Telecommunications,
                    Internet and Multimedia               29.4%    29.6%   31.7%

                  The five largest customers accounted for 46.0%, 42.0% and 43.2% of the Company's total revenue for the years ended 31st December, 2004, 2003 and 2002, respectively.

                  The trade receivables from the five customers with the largest receivables balances represents 71.5% and 67.1% of total trade receivables as of 31st December, 2004 and 2003, respectively.

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

         (k)      Earnings per share

                  As of 31st December, 2004, 2003 and 2002 the Company had share options outstanding of 6,926,000, 6,941,000 and 7,149,500, which could potentially dilute basic earnings per share in the future, but were excluded in the computation of diluted earnings per share in such periods, as their effect would have been antidilutive.

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

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

32.      CONVENIENT TRANSLATION TO UNITED STATES DOLLARS

         The translation of Hong Kong dollar amounts into United States dollars are for convenience and have been made at a rate of HK$7.8 to US$1, the approximate rate of exchange at 31st December, 2004. Such transactions should not be construed as representations that the Hong Kong dollars amounts represent, or have keen, or could be converted into United States dollars at that or any other rate.

                                  EXHIBIT INDEX
                                  -------------


     NUMBER                           EXHIBIT
   ----------    --------------------------------------------------------------
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

     NUMBER                           EXHIBIT
   ----------    --------------------------------------------------------------

     4.10. Contract for Launch Services LKEB-0009-0807 dated September 19, 2000, between AsiaSat and Lockheed Martin Commercial Launch Services, Inc. (incorporated by reference to Exhibit
                 4.10 on Form 20-F for fiscal year 2000, File No.3334856)*

     4.11 Amended and Restated Deposit Agreement (incorporated by reference to Exhibit A to the Registration Statement on Form F-6, File No.333-13900, relating to the Company's American Depositary Shares)

     4.12. Share Option Scheme, dated January 25, 2002, of the Company (incorporated by reference to Exhibit 4.11 on Form 20-F for fiscal year 2001).

     4.13. Lease Agreement, dated March 12, 2001, between AsiaSat and the Hong Kong Industrial Estates Corporation (incorporated by reference to Exhibit 4.12 on Form 20-F for fiscal year 2002).

     4.14 Construction Contract Agreement, dated March 4, 2002, between AsiaSat and Leighton Contractors (Asia) Limited (incorporated by reference to Exhibit 4.13 on Form 20-F for fiscal year
                 2002).

     4.15 Lease Agreement, dated January 26, 2005, between Asia Satellite Telecommunications Company Limited and Perfect Win Properties Limited.

     4.16 Equity Joint Venture Contract, dated March 29, 2004, between Asia Satellite Telecommunications Company Limited and Sky Networks Communications Group Company Limited.*

     4.17 Subscription Agreement, dated November 30, 2004, among Asia Satellite Telecommunications Company Limited, Macau Cable TV, Limited, Pacific Satellite International Limited and Skywave TV Company Limited.*

     4.18 Shareholders Agreement, dated November 30, 2004, among Asia Satellite Telecommunications Company Limited, Macau Cable TV, Limited and Pacific Satellite International Limited.*

      8.1 Subsidiaries of the Registrant (included on page 11 of this Annual Report).

     12.1 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

     12.2 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

     13.1        Certification of Chief Executive Officer pursuant to 18 U.S.C.
                 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

     13.2        Certification of Chief Financial Officer pursuant to 18 U.S.C.
                  Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Confidential portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission with a request for confidential treatment pursuant to Rule 24B-2.