Form 20-F
period 2005-12-31
ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LTD
filed 2006-06-19
CIK 1015276

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 19, 2006
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 20-F

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
         For the transition period from _________ to ___________

|_| SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
         Date of event requiring this shell company report ____________________

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

                           17th Floor, The Lee Gardens
                                 33 Hysan Avenue
                                  Causeway Bay
                                    Hong Kong
                                  852-2500-0888
          (Address and Telephone Number of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

--------------------------------------------------------------------------------
                                                  NAME OF EACH EXCHANGE
          TITLE OF EACH CLASS                      ON WHICH REGISTERED
--------------------------------------------------------------------------------
        American Depositary Shares             The New York Stock Exchange
        Common Stock, par value                The New York Stock Exchange*
        HK $0.10 per share

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

     -- As of December 31, 2005, 390,265,500 shares of Common Stock were issued and outstanding Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
                                                          Yes  [_]      No  [X]

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such filing requirements for the past 90 days.
                                                          Yes  [X]      No  [_]

     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer [_]   Accelerated filer [X]   Non-accelerated filer [_]

     Indicate by check mark which financial statement item the registrant has elected to follow.
                                                       Item 17 [_]  Item 18 [X]

     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
                                                          Yes  [_]      No  [X]

================================================================================

                                TABLE OF CONTENTS

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

                                                                           PAGE

PART I........................................................................1

   Item 1.    Identity of Directors, Senior Management and Advisors...........1
   Item 2.    Offer Statistics and Expected Timetable.........................2
   Item 3.    Key Information.................................................2
   Item 4.    Information on the Company.....................................13
   Item 5.    Operating and Financial Review and Prospects...................34
   Item 6.    Directors, Senior Management and Employees.....................48
   Item 7.    Major Shareholders and Related Party Transactions..............57
   Item 8.    Financial Information..........................................59
   Item 9.    Stock Price History............................................60
   Item 10.   Additional Information.........................................61
   Item 11.   Quantitative and Qualitative Disclosures About Market Risk.....63
   Item 12.   Description of Securities Other than Equity Securities.........64

PART II......................................................................64

   Item 13.   Defaults, Dividend Arrearages and Delinquencies................64
   Item 14.   Material Modifications to the Rights of Security Holders
                and Use of Proceeds..........................................64

PART III.....................................................................64

   Item 15.   Controls and Procedures........................................64
   Item 16.   Other Information..............................................64

PART IV......................................................................66

   Item 17.   Financial Statements...........................................66
   Item 18.   Financial Statements...........................................66
   Item 19.   Financial Statements and Exhibits..............................66

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

     The Company and AsiaSat prepare their financial statements in Hong Kong Dollars. In this Annual Report references to "US Dollars," "US$" or "$" are to United States Dollars and references to "Hong Kong Dollars," "HK Dollars" or "HK$" are to Hong Kong Dollars. Solely for the convenience of the reader, this Annual Report contains translations of certain Hong Kong Dollar amounts into US Dollars at specified rates. These translations should not be construed as representations that the Hong Kong Dollar amounts actually represent such US Dollar amounts or could be converted into US Dollars at the rates indicated or at all. Unless otherwise stated, the translations of Hong Kong Dollars into US Dollars have been made at the rate of HK$7.80 to US$1.00, the approximate rate of exchange on December 31, 2005. The noon buying rate in New York City for cable transfers in Hong Kong Dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") was HK$7.7723 to US$1.00 on December 31, 2005. The Noon Buying Rate on June 12, 2006 was HK$7.7607 to US$1.00.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This Annual Report on Form 20-F contains certain forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for certain forward-looking statements. When used in this Annual Report on Form 20-F, the words "estimate," "project," "anticipate," "expect," "intend," "believe" and similar expressions are intended to identify forward-looking statements and information. The Company identifies the following important factors which could cause its actual results to differ materially from any results which might be projected, forecast, estimated or budgeted by the Company in forward-looking information. All of such factors are difficult to predict and many are beyond the control of the Company. Accordingly, while the Company believes that the assumptions underlying the forward-looking information are reasonable, there can be no assurance that such assumptions will approximate actual experience, and in such event, actual results could differ materially from the predictions contained in this Annual Report on Form 20-F. These important factors include, but are not limited to:
(i) the continued operation of the existing in-orbit satellites and success in constructing and launching new satellites as planned, (ii) future economic and competitive conditions in the Asian regional satellite market in which AsiaSat competes, (iii) the Company's success in obtaining necessary regulatory approvals and licenses, and (iv) the continued ability of the Company to meet its debt obligations and fund its capital expenditure programs.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.

     Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

     Not applicable.


ITEM 3.  KEY INFORMATION

                         SELECTED FINANCIAL INFORMATION

     The summary income statement data of the Company for the years ended December 31, 2003, 2004 and 2005 and the summary balance sheet data of the Company as of December 31, 2004 and 2005 set forth below are derived from, and are qualified in their entirety by reference to, the audited consolidated financial statements of the Company, including the notes thereto, included elsewhere herein and in "Operating and Financial Review and Prospects." The summary income statement data for the years ended December 31, 2001 and 2002 and the summary balance sheet data as of December 31, 2001, 2002 and 2003 set forth below are derived from audited consolidated financial statements of the Company not included herein. The consolidated financial statements of the Company are prepared and presented in accordance with accounting principles generally accepted in Hong Kong, or Hong Kong GAAP, which differ in certain material respects from accounting principles generally accepted in the United States, or U.S. GAAP. Note 32 to the Company's consolidated financial statements contains descriptions of the significant differences between Hong Kong GAAP and U.S. GAAP, a reconciliation of net income from Hong Kong GAAP to U.S. GAAP for the years ended December 31, 2003, 2004 and 2005, and a reconciliation of shareholders' equity from Hong Kong GAAP to U.S. GAAP as of December 31, 2004 and 2005. In addition, Note 32 to the Company's consolidated financial statements contains additional disclosures required under U.S. GAAP, which are not disclosed elsewhere in the notes to the Company's consolidated financial statements.

                                       -----------------------------------------------------------------------------
                                          2001           2002         2003         2004         2005         2005
                                           HK$            HK$          HK$          HK$          HK$          US$
                                       -----------------------------------------------------------------------------
                                                  (in millions, except for percentages and per share amounts)
INCOME STATEMENT DATA:
Hong Kong GAAP:
   Revenues...................            969.5          950.8        896.2       1,005.0        879.7        112.8
   Cost of services                      (240.0)        (243.1)      (313.3)       (420.5)      (419.0)       (53.7)
   Administrative expenses                (58.6)         (76.7)       (56.1)       (102.5)       (83.9)       (10.8)
   Operating profit                       687.2          637.4        532.6         504.0        420.5         53.9
   Share of results of associates
        (including goodwill
        amortization)                     (47.5)         (13.7)       (15.6)        (12.4)        (3.9)        (0.5)

   Impairment loss recognized in
        respect of goodwill of
        associates                         (0.6)            --         (1.9)           --           --           --
   Profit before taxation                 633.6          623.8        512.1         491.6        416.6         53.4
   Minority Interests.........               --             --           --          (0.1)        (0.8)        (0.1)
   Taxation                               (70.6)         (69.1)       (87.6)        (60.5)       (51.3)        (6.6)
   Profit for the year..........          563.0          554.7        424.5         431.1        365.4         46.8
   Earnings per share.........
      Basic..................              1.44           1.42         1.09          1.10         0.94         0.12

                                       -----------------------------------------------------------------------------
                                          2001           2002         2003         2004         2005         2005
                                           HK$            HK$          HK$          HK$          HK$          US$
                                       -----------------------------------------------------------------------------
                                                  (in millions, except for percentages and per share amounts)
      Diluted.................             1.44           1.42         1.09          1.10         0.94         0.12
   Earnings per ADS...........
      Basic..................             14.40          14.21        10.88         11.05         9.38          1.2
      Diluted.................            14.40          14.21        10.88         11.05         9.38          1.2
Dividend declared per share:
   Ordinary...................             0.20           0.25         0.32          0.35         0.35         0.04
Number of shares outstanding (in
     thousands)...............          390,266        390,266      390,266       390,266      390,266      390,266
U.S. GAAP:
   Profit for the year                    562.5          538.1        408.3         424.1        358.8         46.0
   Earnings per share.........
      Basic...................             1.44           1.38         1.05          1.09         0.92         0.12
      Diluted.................             1.44           1.38         1.05          1.09         0.92         0.12
   Earnings per ADS...........
      Basic..................             14.41          13.79        10.46         10.86         9.19         1.18
      Diluted.................            14.41          13.79        10.46         10.86         9.19         1.18

                                       -----------------------------------------------------------------------------
                                                     RESTATED
                                       -------------------------------------
                                          2001           2002         2003         2004         2005         2005
                                           HK$            HK$          HK$          HK$          HK$          US$
                                       -----------------------------------------------------------------------------
BALANCE SHEET DATA:
Hong Kong GAAP:
   Working capital............             86.8          239.0        529.9       1,023.1      1,461.1        187.3
   Property, plant and
        equipment (1).........          2,915.8        3,206.4      3,140.0       2,894.5      2,620.9        336.0
Total assets..................          3,384.7        3,936.4      4,157.2       4,549.2      4,683.5        600.4
   Long-term liabilities (2)              288.8          326.0        336.5         317.1        280.3         35.9
   Total liabilities (excluding
        minority interests) ..            514.2          589.1        588.5         668.3        573.8         73.6
   Capital stock .............             39.0           39.0         39.0          39.0         39.0          5.0

   Total shareholders' equity           2,870.1        3,346.7      3,568.3       3,874.6      4,104.2        526.2
U.S. GAAP:
   Property, plant and equipment
                                        3,009.2        3,276.6      3,198.5       2,944.9      2,663.3        341.4
   Total assets...............          3,478.1        4,011.2      4,215.7       4,599.9      4,726.1        605.9
   Long-term liabilities (2)              300.1          335.4        345.8         325.6        288.1         36.9
   Total liabilities (excluding
        minority interests)...            525.4          598.5        597.7         676.8        581.6         74.6

   Total shareholders' equity           2,952.2        3,412.2      3,617.5       3,916.7      4,138.9        530.6

-----------------
(1) Excludes leasehold land and land use rights which are reclassified as prepaid operating lease payments with the adoption of revised Hong Kong Accounting Standard 17.
(2)     Excludes current portion of long-term liabilities.

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

                                                HONG KONG DOLLAR/US DOLLAR
                                                     NOON BUYING RATE
                            ------------------------------------------------------------
                              AVERAGE (1)      HIGH            LOW         PERIOD END
                                  HK$           HK$            HK$             HK$
                            -------------    ---------     -----------   ---------------
2001 .................           7.7997        7.8004         7.7970         7.7980
2002 .................           7.7997        7.8095         7.7970         7.7988
2003 .................           7.7875        7.8001         7.7085         7.7640
2004 .................           7.7891        7.8010         7.7632         7.7723
2005 .................
December 2005 ........           7.7536        7.7552         7.7522         7.7545
January 2006 .........           7.7541        7.7573         7.7509         7.7573
February 2006.........           7.7596        7.7617         7.7565         7.7579
March 2006 ...........           7.7593        7.7621         7.7572         7.7597
April 2006 ...........           7.7563        7.7600         7.7534         7.7534
May 2006 .............           7.7541        7.7584         7.7513         7.7584

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

     RISKS IN RELATION TO THE CONSTRUCTION AND LAUNCH OF ASIASAT 5

     AsiaSat has entered into a construction contract and a launch contract for the commissioning of AsiaSat 5. The Company plans to launch AsiaSat 5 in 2008. AsiaSat 5 will replace AsiaSat 2, which is tentatively scheduled to retire in 2010. The Company has planned for the launch of AsiaSat 5 in 2008 so as to allow sufficient time for the construction and launch of another satellite in the event of an unsuccessful launch of AsiaSat 5. The total consideration under the construction contract and launch contract, together with insurance cost, is estimated at approximately HK$1,404.0 million (US$180.0 million). The construction contractor, Space Systems/Loral, Inc., is a subsidiary of Loral Space & Communications Inc., which emerged from chapter 11 of the federal bankruptcy laws of the United States in November 2005. The predecessor of Loral Space & Communications Inc. filed voluntary petitions for reorganization in July 2003 together with some of its subsidiaries, including Space Systems/Loral Inc. Space Systems/Loral, Inc. emerged from the reorganization debt-free. However, any future financial difficulties of Space Systems/Loral, Inc. may adversely affect its performance under the construction contract and may adversely affect the quality or delay the launch of AsiaSat 5. In addition, there can be no assurance that the launch of AsiaSat 5, including the subsequent in-orbit testing, will be successful. In the event AsiaSat 5 does not meet specifications, there are limited opportunities for the Company to replace AsiaSat 5 and the failure to timely replace AsiaSat 5 may result in interruption of services to our customers and adversely affect the operation and financial results of the Company. Furthermore, a significant portion of the total cost of the construction and launch of a satellite is the cost of insurance, which generally will not be obtained until several months prior to a scheduled launch. There can be no assurance that sufficient insurance can be obtained at a reasonable price prior to the launch of AsiaSat 5.

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

     RELIANCE UPON SIGNIFICANT CUSTOMER

     The Company's largest customer is STAR Group Limited ("STAR"), which is a Hong Kong-based international satellite television broadcasting company that broadcasts over the greater Asian region and is wholly-owned by News Corporation, a leading international media group. STAR accounted for approximately 24.9%, 22.4% and 25.7% of AsiaSat's revenues in the years ended December 31, 2003, 2004 and 2005, respectively. See "Information on the Company
- Services and Customers."

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

     TRANSPONDER OVERSUPPLY. It is expected that in 2006 the supply of transponders continues to exceed the demand for transponders. The Company believes that this imbalance cannot be corrected until global economic growth and new applications and services increase demand for the existing capacity. See "Information on the Company - Competition - Transponder Oversupply."

     COMPETING  SYSTEMS  AND  SATELLITES.  AsiaSat  competes  with a number  of regional and domestic satellites and satellite systems such as APSTAR, Chinasat, Indosat, INSAT, Intelsat, JSAT, Koreasat, MEASAT, New Skies
Satellites, PanAmSat, Singtel Optus, SINOSAT, Superbird, Thaicom and others. The Company believes that most of the domestic systems are planning to add at least some regional transponders to their next generation of satellites. The increased competition could adversely affect the Company's business prospects. See "Information on the Company - Competition - Competition Restriction from Domestic Systems."

     FIBER OPTIC SYSTEMS. Fiber optic systems have been widely installed within the region for point to point trans-oceanic communications. In addition, point to point fiber optic connections between major cities in Asia are common. As fiber optic coverage increases, the competitiveness of satellites for point to point communication will diminish. In addition, the transmission of television programming via Asymmetric Digital Subscriber Line ("ADSL") and Digital Subscriber Line ("DSL") technologies, commonly known as Internet Protocol Television, is also an alternative for transmission of television programming via direct broadcasting satellite and cable.

     RISKS RELATING TO FUTURE SATELLITES

     The construction, launch and operation of AsiaSat 5 and any future satellites by the Company would be subject to substantially the same risks as those set forth herein relating to AsiaSat 2, AsiaSat 3S and AsiaSat 4. In addition, AsiaSat's ability to make capital expenditures in connection with the construction and launch of future satellites could be subject to conditions of future financing arrangements. See "Operating and Financial Review and Prospects -- Liquidity and Capital Resources -- Planned Capital Expenditures."

     THE COMPANY IS SUBJECT TO REGULATION BY A NUMBER OF DIFFERENT BODIES

     The business in which the Company operates is highly regulated. Satellite, broadcasting and telecommunications services are subject to international and national law.

     HONG KONG. As an operator of privately owned satellites, AsiaSat is subject to the regulatory authority of the Office of the Telecommunications Authority of Hong Kong ("OFTA"), which in turn is subject to the control and supervision of the People's Republic of China ("China"). The business prospects of the Company could be adversely affected by the adoption of new laws, policies or regulations, or changes in the administration, interpretation or application of existing laws, policies and regulations that modify the present regulatory environment in Hong Kong.

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

     The Company has been advised by OFTA that it is considering reassigning part of the satellite C-band (specifically 3400 to 3600 MHz) for Broadband Wireless Access (BWA) applications. Although the Company does not use this part of the band the Company believes, based on analysis and limited testing, that broad deployment of BWA transmitters in Hong Kong will disrupt or interfere with all conventional (3700 to 4200 MHz) and extended C band

(3400 to 3700 MHz) satellite services in Hong Kong. The Company, other satellite operators and users have raised objections to this allocation by OFTA, but there can be no assurance that this objection will be successful. The Company cannot be certain that in the event that such frequency band is reassigned, techniques that may potentially be applied to mitigate any such disruption or interference will be successful. This proposal by OFTA is part of a worldwide trend to assign more frequency spectrum to mobile and nomadic communications services users. Should this trend continue C band satellite services will be disadvantaged, particularly in urban areas within the Company's regional coverage.

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

     The laws of certain countries require television broadcasters and satellite telecommunication users providing services in such countries generally to use state-owned or locally-owned satellites. Punitive withholding taxes are often applicable to payments made under non-domestic satellite contracts. These legal requirements prevent the Company and other satellite companies from competing to provide transponder capacity to these potential customers. There can be no assurance that other countries in the Asian region, including countries in which the Company already has customers, will not impose similar requirements to use state-owned or locally-owned satellites in the future. The imposition of such requirements could adversely affect the Company's results of operations. See "Information on the Company - Competition." The Company could be adversely affected by changes in laws and regulations, or in the interpretation and application of existing laws and regulations, relating to taxation or licensing fees in countries that may assert jurisdiction over the Company's activities, including countries where customers of the Company are located or where signals transmitted by the Company's satellites are received. See "Operating and Financial Review and Prospects - Taxation."

     INTERNATIONAL TELECOMMUNICATION UNION. AsiaSat's use of orbital slots and radio frequency is subject to the regulations of the International
Telecommunication Union ("ITU"). Nations are required by treaty to make a filing of their proposed use of satellite orbital slots for geostationary satellites with the Radiocommunication Bureau of the ITU. When a conflict or potential conflict is noted, nations are obligated to negotiate in an effort to coordinate the proposed uses and resolve any interference concerns. The Radiocommunication Bureau, however, has no formal dispute resolution mechanism, and if nations cannot agree on a resolution, a satellite system will not be entitled to the full interference protection afforded under international law. See "Information on the Company - Regulation - International Telecommunication Union."

     FAILURE TO ACHIEVE AND MAINTAIN EFFECTIVE INTERNAL CONTROL OVER FINANCIAL REPORTING IN ACCORDANCE WITH SECTION 404 OF THE SARBANES-OXLEY ACT OF 2002 COULD HAVE A MATERIAL ADVERSE EFFECT ON THE COMPANY

     The United States Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company's internal controls over financial reporting in its annual report, which contains management's assessment of the effectiveness of the company's internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on management's assessment of the effectiveness of the company's internal controls over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending December 31, 2006. Our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting are effective, our independent auditor may still decline to attest to our management's assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Furthermore, during the course of the evaluation, documentation and attestation, we may identify deficiencies that we may not be able to remedy in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. If we fail to achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls, on an ongoing basis, over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our shares and ADSs. Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

     POLITICAL, ECONOMIC AND OTHER REGIONAL RISKS

     AsiaSat is a Hong Kong company. Substantially all of AsiaSat's revenues are derived from its operations conducted in the Asian region. In 2003, 2004 and 2005, approximately 59.8%, 51.8% and 61.9%, respectively, of AsiaSat's revenues, were derived from customers from Greater China, which includes mainland China, Hong Kong, Macau and Taiwan. Furthermore, during 2003, 2004 and 2005, approximately, 24.9%, 22.4% and 25.7%, respectively, of AsiaSat's revenues were attributable to transponder utilization agreements with STAR, a Hong Kong company. As a result, the Company's financial condition and results of operations may be influenced by the political situation in the Asian region and by the general state of the economies in such region.

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

     The Company may also be adversely affected by changes in the political and social conditions in China, and by changes in laws, regulations and governmental policies, with respect to broadcast media, telecommunications services, inflationary measures, currency conversion or the rates and methods of taxation, among other things. While the Chinese government is expected to continue its economic reform policies, many of the reforms are new or experimental and may be refined or changed.

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

     SARS, AVIAN FLU OR SIMILAR OCCURRENCE. The Company's business could be adversely affected by the re-emergence of Severe Acute Respiratory Syndrome (or
SARS) or the development of a possible pandemic such as the avian influenza or a similar type of regional occurrence. Restrictions on travel resulting from these possible events could adversely affect the Company's ability to market and service new and existing customers throughout the Asian region. In addition, sick employees or other employees who fear contracting such illness could decide to not report for duty. The Company's results of operations could be adversely affected to the extent that SARS, avian influenza or a similar type of regional occurrence harms the economy in, or otherwise negatively affects, China or the Asian region generally.

     LIMITATIONS ON WARRANTIES AND INSURANCE

     Pursuant to AsiaSat's satellite construction contracts with Boeing Satellite Systems, International, Inc. (formerly known as Hughes Space and Communications International, Inc.) ("Boeing"), Lockheed Martin and Space Systems/Loral Inc. with respect to AsiaSat 2, AsiaSat 3S, AsiaSat 4 and AsiaSat 5, AsiaSat is the beneficiary of certain limited performance-based, operational warranties on its satellites. However, the limited contractual warranties do not cover a substantial portion of the risk inherent in satellite launches or satellite operations. Furthermore, there has been a general rise in the cost of insurance following a series of satellite failures. In addition, while the cost of insurance has increased, insurance coverage has decreased as a result of the increase in satellite in-orbit failures and the terrorist events on and after September 11, 2001.

     AsiaSat has in-orbit insurance coverage for AsiaSat 3S and AsiaSat 4 and plans to obtain such coverage for AsiaSat 5. AsiaSat's in-orbit insurance must be renewed annually. AsiaSat 2 is no longer insured for in-orbit failures. See "Key Information - Satellites - AsiaSat 2".

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

     RISK OF LOSS OF RIGHTS TO ORBITAL SLOTS

     In addition to the frequency bands currently used in the three primary positions of 100.5 degrees East, 105.5 degrees East, and 122.2 degrees East, in which the Company's satellites currently operate, China has filed requests with the ITU on behalf of AsiaSat for a number of other frequency bands in the same orbit locations and for enhanced operating parameters in the current frequency bands. These filings are at different stages in the application process. There is no assurance that AsiaSat will maintain its right to operate satellites in its primary positions. There is also no assurance that AsiaSat will obtain rights to launch and operate satellites with enhanced parameters or additional frequency bands or that if it does obtain such rights, that it will be able to fully use the allocated frequencies because of the limitations imposed by coordination agreements with other satellite systems. See "Information on the Company - Satellites - Orbital Slots and Use of Frequencies" and "Information on the Company - Satellites - AsiaSat 4."

     POTENTIAL FUTURE LEVERAGE

     AsiaSat may incur borrowings under a loan facility in the future. Such a loan facility may contain covenants, including financial covenants, which could prevent the Company from undertaking certain acquisitions and purchases that may be necessary for its growth. See "Operating and Financial Review and Prospects - Liquidity and Capital Resources."

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


ITEM 4.  INFORMATION ON THE COMPANY.

     HISTORY AND DEVELOPMENT OF THE COMPANY

     The Company is an exempted company organized under the Companies Act 1981 of Bermuda (as amended) (the "Companies Act"). The Company was incorporated on May 10, 1996. The Company's registered office is located at Canon's Court, 22 Victoria Street, Hamilton, HM12, Bermuda (phone: 441-295-2244) and its principal place of business is located at 17th Floor, The Lee Gardens, 33 Hysan Avenue, Causeway Bay, Hong Kong.

     ORGANIZATIONAL STRUCTURE

     The Company is the parent company of AsiaSat. AsiaSat holds a 47.3% interest in SpeedCast Holdings Limited, a 49.0% interest in Beijing Asia Sky Telecommunications Technology Company Limited and an 80.0% interest in Skywave TV Company Limited. See Note 10 to the Company's consolidated financial statements.

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

     o In March 2001, AsiaSat entered into an agreement with respect to the lease of the Tai Po Site. For details with respect to the lease of the Tai Po Site, see "Additional Information - Material Contracts", "- Business Overview" and "- Property, Plants and Equipment - Land Facilities." In March 2002, AsiaSat entered into a construction agreement with Leighton Contractors Asia Limited with respect to the construction of a satellite control center on the Tai Po Site. In December 2002, AsiaSat entered into an agreement with Globecomm Systems Europe Limited for the procurement of the telemetry, tracking and control ("TT&C") radio frequency system to be installed at the satellite control center at the Tai Po Site. In January 2004, AsiaSat entered into an agreement with Integral Systems for satellite control software. As at December 31, 2005, HK$215.2 million (US$27.6 million) had been spent on the Tai Po Site. See "Additional Information - Material Contracts."

     o In March 2004, the Company entered into a joint venture arrangement and formed Beijing Asia Sky Telecommunications Technology Company
         Limited ("Beijing Asia") to provide corporate data networks and services in China using very small aperture terminal ("VSAT") technology. In exchange for a 49% interest in Beijing Asia, the Company contributed HK$12.5 million (US$1.6 million) in cash to Beijing Asia and has committed to provide Beijing Asia with transponder capacity in an amount of up to HK$13.0 million (US$1.7 million) payable on a deferred basis over the next three to five years. See "-- Services and Customers - Expanded Services and Other Businesses" and "Additional Information - Material Contracts."

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

     o In April 2006, AsiaSat entered into a construction contract with Space Systems/Loral, Inc. ("Loral") for the design and construction of AsiaSat 5. In May 2006, AsiaSat entered into a launch contract with Sea Launch Limited Partnership ("Sea Launch") which will provide launch services related to the launch of AsiaSat 5 from the Baikonur Space Center in Kazakhstan. The total consideration payable under the two contracts, together with insurance cost, is approximately HK$1,404.0 million (US$180.0 million). See "-- Business Overview - Satellites - AsiaSat 5."

     BUSINESS OVERVIEW

     The Company, through its wholly-owned subsidiary, AsiaSat, is a leading provider of high quality satellite transponder capacity in Asia. The Company's satellites are positioned over the Asian landmass and offer its customers comprehensive coverage of approximately two-thirds of the world's population. The Company operates three satellites -- AsiaSat 2, AsiaSat 3S and AsiaSat 4.

     AsiaSat 2 was launched in 1995 and began commercial service in January 1996. AsiaSat 3S was launched from the Baikonur Cosmodrome in the Republic of Kazakhstan and began commercial service in 1999. AsiaSat 3S has a similar C-band footprint coverage to AsiaSat 2. Together, these two satellites provide coverage to more than 50 countries, with approximately 3.3 billion people, from Siberia to Australia and from Japan to the Middle East.

     AsiaSat 4, launched from Cape Canaveral, United States in April 2003, is located at the 122.2 degrees East orbital slot and began commercial service on July 1, 2003. AsiaSat 4 is a high power satellite having C-band coverage and power substantially similar to AsiaSat 2 and AsiaSat 3S. Because AsiaSat 4 has a more easterly location, its C-band coverage favors the Pacific-Rim, Australia and New Zealand to a greater degree than previous AsiaSat satellites. The Ku-band coverage of AsiaSat 4 is designed to meet the requirements of both broadcast satellite services ("BSS") frequencies and fixed satellite services ("FSS") frequencies for maximum flexibility. In June 2000, the Company received a Telecommunication License from OFTA allowing AsiaSat to operate four of the twelve BSS frequencies and the FSS frequencies on AsiaSat 4. In April 2005, the Company obtained the right to make available the remaining eight BSS frequencies on AsiaSat 4. See "-- Services and Customers - Expanded Services and Other Businesses." Because AsiaSat 4 is a newly established satellite without an existing customer base and viewership, AsiaSat can currently offer its customers the option to utilize AsiaSat 4's high powered transponder capacity at a lower cost than the rate demanded for capacity on AsiaSat 2 and AsiaSat 3S. AsiaSat 3S demands a higher rate for its transponder capacity because it has the largest viewership base of any commercial satellite in the Asian region.

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

     As of  December  31,  2005,  the  utilization  rate for each of AsiaSat 2,
AsiaSat 3S and AsiaSat 4 was approximately 40.1%, 72.7% and 46.5%, respectively, with an average of 54.0% under transponder utilization agreements and transponder purchase agreements.

     The Company provides transponder capacity primarily to the broadcasting, telecommunications (including private communication networks), Internet and multimedia markets. AsiaSat has entered into separate transponder utilization agreements with over 100 customers from various countries and regions, including Australia, British West Indies, China, France, Germany, Hong Kong, India, Korea, Kuwait, Pakistan, Singapore, Taiwan, the United Kingdom, the United States and Vietnam.

     In  2003,   2004  and  2005,   approximately   59.8%,   51.8%  and  61.9%,
respectively, of the Company's revenues were derived from customers from Greater China, which includes mainland China, Hong Kong, Macau and Taiwan.

     The Company believes that both AsiaSat 2 and AsiaSat 3S are the leading satellites for regional television programming distribution in Asia based on the number of viewers watching programming distributed on these satellites. The Company's largest customer, STAR, is a Hong Kong-based international satellite television broadcasting company that broadcasts to the Asian region via these two satellites.

     SERVICES AND CUSTOMERS

     During the last three years, the Company's revenues were derived from the following markets:

                                               ------------------------------------------------
                                                    2003            2004              2005
                                               ------------------------------------------------
Broadcasting (video).......                         70.4%           70.6%             65.7%
Telecommunications, Internet                        29.6%           29.4%             34.3%
and Multimedia...........

     Total revenue from the Company's five largest customers in each of the years ended December 31, 2003, 2004 and 2005 was HK$376.6 million, HK$462.5 million and HK$345.8 million, respectively, which represented 42.0%, 46.0%, and 39.3% respectively, of total revenue. Revenues from the Company's largest customer represented 24.9%, 22.4% and 25.7% of total revenue for the years ended December 31, 2003, 2004 and 2005, respectively.

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

     STAR entered into capacity agreements for transponders on AsiaSat 3S. In February 2004, the Company entered into an agreement with STAR to provide facilities at the Tai Po Site to house STAR's back up play out, broadcast and radio frequency equipment for downlinking and uplinking to AsiaSat 3S, and other related services. STAR also utilises AsiaSat 2 C-band capacity to provide programming primarily as backup capacity.

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

     AsiaSat currently is not subject to any exclusivity arrangement with any of its customers. Other broadcasters on its satellite fleet using its transponders include Pakistan TV, Associated Press Television News, the Ministry of Information of Kuwait, , BBC World Service Radio, Voice of America, Deutsche Welle of Germany, TV5, RAI of Italy, RTVE of Spain, RTPi of Portugal, RTR Planeta of Russia, Fashion TV, TVB Satellite Broadcasting of Hong Kong, the European Broadcasting Union, Sahara TV, Turner Broadcasting System, Sun TV, Bloomberg TV, NOW TV, Indus Vision, Muslim TV, MATV, Channel NewsAsia and Reuters TV.

     In addition, governmental bodies seek to use satellites to expand their coverage to remote and underdeveloped regions of their countries that would otherwise be unserved. The signals are received at rebroadcast centers and retransmitted to viewers. The State Administration of Radio, Film and Television of China (formerly, the Ministry of Radio, Film and Television) uses capacity on AsiaSat 3S to distribute domestic and international television programming. A number of television channels from various provinces and regions in China are broadcasting on AsiaSat's C-band transponders.

     TELECOMMUNICATIONS, INTERNET AND MULTIMEDIA

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

     AsiaSat's telecommunications customers also include Vietnam Telecom International, Reach, Corporate Access, Associated Press, Reuters, the International Air Transport Association, Korea Telecom, Teleport Access Services and Pakistan Telecom.

     Customers including Telstra Corporation, Pacific Century Matrix and SpeedCast use AsiaSat's satellites to offer broadband (which refers to the provision of multiple channels of data over a single communications channel), Internet and multimedia services. In addition, Connexion by Boeing entered into an agreement for the use of Ku-band capacity on AsiaSat 3S to provide in-flight broadband communication services on the Asia-to-Europe flight corridor, which commenced in the first quarter of 2004.

     EXPANDED SERVICES AND OTHER BUSINESSES

     AsiaSat has launched digital broadcast platforms on AsiaSat 2 that offers one stop shop services including satellite capacity, signal turnaround facilities and analog/digital conversion to broadcast customers from Europe and the Middle East for their services to Asia and Australia. The turnaround facilities are supplied by teleport partners in Cyprus and Israel that are able to receive signals from European and Middle East satellites and uplink the signals to AsiaSat 2 .

     OFTA granted AsiaSat a Fixed Carrier Services ("FC") license in May 2004. A FC license allows license holders to uplink broadcasting programs and to provide public telecommunication services linking Hong Kong and other countries either on their own business initiatives, or for and on behalf of their customers via satellites. AsiaSat's FC license has enabled AsiaSat to provide a one-stop service to its customers, including high-quality satellite transponder capacity, uplinking or downlinking broadcasting programs, and telecommunication services to audiences or operators outside Hong Kong.

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

     On June 27, 2000, the Company was granted a telecommunication license (the "Telecommunication License") from OFTA allowing certain BSS frequencies to be incorporated into the payload of AsiaSat 4 at the 122.2 degrees East orbital position. It was subsequently granted the right to make available four BSS frequencies on AsiaSat 4 by OFTA. These BSS frequencies were assigned to Hong Kong by the 1997 World Radiocommunication Conference ("WRC '97") of the ITU. The 2000 World Radiocommunication Conference ("WRC-2000") later revised these assignments and further assigned eight more frequencies to Hong Kong. OFTA granted AsiaSat the right in April 2005 to make available the additional eight frequencies on AsiaSat 4. These frequencies are designated for satellite broadcasting uses and are receivable in Hong Kong and surrounding areas with very small antennas. They can be used to provide Direct-to-Home ("DTH") satellite broadcasting services, which refers to a satellite service that delivers television programming directly to consumer homes using a small antenna and related equipment. Adding the BSS frequencies onto AsiaSat 4 enables AsiaSat to offer high power and wide coverage for broadcasting services in Hong Kong and the surrounding areas. The main difference between the BSS and the FSS in AsiaSat's case is that BSS gives access to additional spectrum for the Company. Moreover, while the FSS frequency bands are used for a multitude of services, the BSS frequency bands are normally used only for television applications and with much more standardized parameters.

     In April 2004, the Company's subsidiary Skywave applied for a non-domestic television program service license, which was granted for 12 years by the Broadcasting Authority of Hong Kong in May 2004, in order to use the BSS frequencies on AsiaSat 4 to provide DTH satellite broadcasting services.

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

     On March 18, 2005, Auspicious Colour Limited, a wholly owned subsidiary of the Company, was established and was granted a non-domestic television program service licence on September 17, 2005 from the Television and Entertainment Licensing Authority of

Hong Kong. Auspicious Colour Limited was set up to provide a one-stop service that combines the provision of satellite capacity and uplink service to broadcasters.

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

     Geostationary satellites are located in-orbit approximately 22,300 miles above the Equator. When positioned in geostationary or geosynchronous orbit, a satellite appears to hover over the same spot on the earth because it is moving at a rate that matches the speed of the earth's rotation on its axis. These high powered satellites have the ability to cover up to approximately 42% of the earth's surface at one time. With broad coverage capabilities, these satellites are well suited for point-to-multi-point applications (principally television broadcasting, private communication network, Internet and multimedia services). Satellites are commonly used for distribution of video and audio signals to cable operators and local television and radio stations for redistribution. In DTH applications, a high powered geostationary satellite allows video transmissions to be received directly from the satellite to homes using very small dishes.

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

     Satellite transponders receive signals from the uplink earth stations and then change the frequency of, amplify and transmit the signals to the downlink earth stations. Transponder subsystems include low-noise receivers, frequency converters, channel amplifiers, high power amplifiers, input/output multipliers, various switches and other electronic components. Frequency represents the measure of how frequently a periodic (repetitious) electromagnetic wave form or signal regenerates itself at a given amplitude.

     Communications satellites are of varying quality and usefulness depending on (i) footprint, or coverage area, (ii) orbital location, (iii) transponder power (EIRP), (iv) interference from adjacent satellites, (v) transponder bandwidth, (vi) frequency band and (vii) other features, such as beam switching and linearizers.

     A beam represents one of the coverage patterns offered by a satellite. A steerable beam allows the area of coverage to be changed based on market demand. The footprint of a satellite refers to the geographic area covered by a satellite, the outer edge of which defines area beyond where the quality of communication degrades below an acceptable commercial level due to the spacecraft antenna pattern, power of the signal and curvature of the earth. The primary transponder characteristic is downlink power, which is expressed in terms of EIRP. EIRP means equivalent isotropic radiated power and is a measure of radio frequency power of each transponder. Transponder bandwidth, expressed in terms of megahertz or MHz, a unit of frequency equal to one million cycles per second, is a range of frequencies that can pass over a given transmission channel. The greater the bandwidth, the more information that can be sent through the circuit in a given amount of time.

     C-band and Ku-band in the context of satellite communications are portions of the radio frequency spectrum assigned for satellite transmission, and are approximately in the three to seven and 11 to 15 gigahertz (or GHz) ranges, respectively. Gigahertz is a measure of frequency equal to one billion cycles per second. While Ku-band frequencies suffer from fading caused by rain, they are more suitable for small antenna applications than C-band frequencies. Ku-band is generally used for the same purposes as C-band. To compensate for fading caused by rain, Ku-band transmitters generally have higher power margins than C-band transmitters. Higher power, which permits the use of small antennas, makes Ku-band transmission more suitable for DTH television.

     The following table sets forth certain satellite specifications in relation to AsiaSat 2, AsiaSat 3S, AsiaSat 4 and AsiaSat 5, which is planned to be launched in 2008. For a discussion on certain risks related to satellites, see "Key Information -- Risk Factors -- Risk of Launch and In-orbit Failure, Loss, Reduced Performance and Satellite Defects", "Key Information -- Risk Factors -- Limited Life of Satellites" and "Key Information -- Risk Factors -- Risk of Loss or Damage to Satellites, Ground Based Satellite Control Equipment or Satellite Stations from Acts of War, Terrorism, Electrostatic Storm, Space Debris and Other Natural Disasters."

                                                  SUMMARY SATELLITE DATA
                   --------------------------------------------------------------------------------------
                       ASIASAT 2           ASIASAT 3S            ASIASAT 4               ASIASAT 5
                   --------------------------------------------------------------------------------------
Region
  covered:
   C-band          Asia, Middle East,   Asia, Middle East,    Asia, Middle East,      Asia, Middle East,
                   CIS and Australia    CIS, Australia and    CIS, Australia and      CIS, Australia,
                                        New Zealand           New Zealand             North East Africa
   Ku-band         China, Japan, Hong   East Asia Beam        China Beam, Australia   China Beam, South
                   Kong, Taiwan and     (from Japan to        Beam (Australia and     Asia Beam (inter
                   Korea                Kazakhstan), South    New Zealand             alia, India,
                                        Asia Beam (from       (steerable)), Hong      Pakistan and
                                        Bangladesh to the     Kong BSS Beam           Bangladesh) and
                                        Middle East),         (steerable)             Steerable Beam
                                        Steerable Beam(1)

Launch date        November 28, 1995    March 21, 1999        April 11, 2003          3rd quarter, 2008
                                                                                      (estimated)
Manufacturer       Lockheed Martin      Boeing                Boeing                  Space Systems/Loral

Model              Series 7000          BSS601HP              BSS601HP                SS L 1300

                                                  SUMMARY SATELLITE DATA
                   --------------------------------------------------------------------------------------
                       ASIASAT 2           ASIASAT 3S            ASIASAT 4               ASIASAT 5
                   --------------------------------------------------------------------------------------
Stabilization      Three Axis           Three Axis            Three Axis Stabilized   Three Axis Stabilized
                   Stabilized           Stabilized

Number of
  Transponders     33                   44                    48                      40

  C-band           20 @ 36 MHz          28 @ 36 MHZ           28 @ 36 MHZ             24 @ 36 MHZ
                   4 @ 72 MHz                                                         2 @ 72MHz

  Ku-band          9 @ 54 MHZ           16 @ 54 MHZ           10 @ 54 MHz (FSS)       14 @ 54 MHz
                                                              6 @ 33 MHz (FSS)
                                                              4 @ 33 MHz (BSS)

Maximum            40 dBW (C-band)      41 dBW (C-band)       41 dBW (C-band)         42 dBW (C-band)
  EIRP             53 dBW (Ku-band)     53 dBW (Ku-band)      53 dBW (Ku-band)        54 dBW (Ku-band)
                   ((2)) 56 dBW (BSS Ku-band)

Payload            FSS                  FSS                   BSS / FSS               FSS

Power output       55 W_TWTAs (C-band)  55 W_TWTAs (C-band)   55 W_TWTAs (C-band)     65 W_TWTAs (C-band)

                   115 W_ TWTAs         140 W_TWTAs           140 W_TWTAs (Ku-band)   150 W_TWTAs (Ku-band)
                   (Ku-band)            (Ku-band)

Estimated
  Useful
  Life             13 years             16 years              15 years                15 years

Estimated end
  of useful life   2010                 2015                  2018                    2023

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

     AsiaSat 2 has C-band coverage over virtually the entire Asian region, with a footprint stretching from Russia to Australia and from Japan to the Middle East and parts of Africa. The footprint of AsiaSat 2 covers approximately two-thirds of the world's population. AsiaSat 2's C-band footprint provides coverage over a large area with a single beam. The nine Ku-band transponders provide coverage over China, the Korean peninsula and Japan.

     AsiaSat 2 has an estimated useful life of 13 years, indicating that the estimated end of its useful life will be in 2008.

     In June 2000, Lockheed Martin obtained a Technical Assistance Agreement from the U.S. Department of State to provide technical data and services for in-orbit anomaly support for AsiaSat 2 until December 31, 2009. See " -- Regulation -- Export Regulations."

     As a result of a number of reported mechanical failures of Lockheed Martin series 7000 satellites, the same model as AsiaSat 2, the in-orbit insurance rate for AsiaSat 2, without exclusions of coverage, increased significantly. The Company has decided not to procure in-orbit insurance for AsiaSat 2 given the low book value of AsiaSat 2 and the Company's cash position. In the event of a failure resulting in a total loss of AsiaSat 2, the Company would incur a loss that is equal to the net book value of AsiaSat 2 at the time of the total loss as well as disruption of services carried out on AsiaSat 2.

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

     The 16 Ku-band transponders can be allocated to two fixed beams and a steerable beam. The first beam is an East Asia beam that includes coverage from Japan to Kazakhstan. The second beam is a South Asia beam that has coverage from Bangladesh to the Middle East. In order to compensate for rain fade, which may occur in certain countries in this region, AsiaSat has designed the coverage to direct higher power in heavy rain areas. The steerable Ku-band beam allows a smaller, highly concentrated beam to be moved to any market region in the coverage area. This beam could, for example, be placed over Australia or over a specific region in Asia. Of the 16 Ku-band transponders on AsiaSat 3S, eight transponders are fixed on East Asia and eight are switchable among the three beams so that up to 16 transponders may be used for the East Asia beam, up to eight transponders may be used for the South Asia beam and up to four transponders may be used for the steerable beam.

     In February 2001, Boeing obtained a Technical Assistance Agreement from the U.S. Department of State to provide technical data and services for in-orbit anomaly support for AsiaSat 3S until December 31, 2009. See "--Regulation - Export Regulation."

     In both November 2004 and March 2005, a transponder on AsiaSat 3S was deliberately interrupted by signals carrying Falun Gong-related content. As a result, the Company was forced to shut down the respective transponder's transmission for a short period of time on November 26, 2004 and March 14, 2005. These breaks in service affected normal programming of certain customers' satellite television channels. The Company views these deliberate interruptions as "harmful interference" as such term is defined in the constitution of the ITU, and accordingly, the Company has requested that OFTA report these incidents to the Radiocommunications Sector of the ITU through the relevant authority in China. For a general discussion on the ITU, see " -- Regulation -- International Telecommunication Union." Also, see "Risk Factors -- Risk of Losing Satellite Service Revenues if Other Satellites or Signals Interfere with the Company's Transmissions."

     ASIASAT 4

     AsiaSat 4 was launched on an Atlas IIIB launch vehicle on April 11, 2003 in Cape Canaveral, Florida. AsiaSat 4 commenced commercial service on July 1, 2003 and is operational at 122.2 degrees East.

     AsiaSat 4 was constructed by Boeing and is a BSS-601HP model satellite. AsiaSat 4 is the most powerful member of AsiaSat's satellite fleet carrying 28 C-band and 20-Ku-band transponders. Its footprint covers approximately two-thirds of the world's population. AsiaSat 4's pan-Asian C-band footprint covers more than 40 countries and regions spanning from New Zealand to the Middle East. Its Ku-band coverage consists of two high-power focused beams for East Asia and Australasia, as well as a new BSS beam for DTH services in Hong Kong and the adjacent South China region. AsiaSat 4 is designed to provide advanced satellite services including DTH television, broadband and IP solutions, and telecommunications services such as private networks for business and rural telephony (which refers to the construction and operation of telephones and telephonic systems). It has an estimated useful life of 15 years, indicating that the estimated end of its useful life will be in 2018.

     Under the AsiaSat 4 construction contract with Boeing, Boeing agreed to provide off-site support services for the life of the satellite. Boeing has obtained a Technical Assistance Agreement from the U.S. Department of State to provide technical data and service for in-orbit anomaly support for AsiaSat 4. See "-- Business Overview" and "--Regulation - Export Regulation."

     AsiaSat previously had a dispute with Shin Satellite in relation to Shin Satellite's right to operate a satellite from 120 degrees East. As part of a comprehensive agreement to limit potential mutual interference between AsiaSat 4 and the IPStar satellite operated by Shin Satellite, the responsible administrations of China, OFTA and the Administration of the Kingdom of Thailand (regulator and ITU notifying administration for Shin Satellite) agreed to increase the orbital separation of IPStar and AsiaSat 4. Both satellites are required to change orbital locations, with AsiaSat 4 shifting from 122 degrees East to 122.2 degrees East. For a general discussion on regulations, see
"--Regulation - Hong Kong Regulation" and "--Regulation - International Telecommunication Union."

     ASIASAT 5

     On April 28, 2006 and May 8, 2006, AsiaSat entered into a construction contract and a launch contract, respectively, for the commissioning of AsiaSat
5. Under the terms of the construction contract, Loral, the construction contractor, shall complete the construction of AsiaSat 5 within 25 months after April 28, 2006. The launch contractor, Sea Launch, shall provide services associated with the launch of AsiaSat 5 from the Baikonur Space Centre in Kazakhstan. Under the terms of the launch contract, the launch services shall be completed upon the launch of AsiaSat 5, which is scheduled to take place between July 1, 2008 and December 31, 2008. Though the launch schedule can be extended by AsiaSat in accordance with the terms of the launch contract, it is expected that AsiaSat 5 will be launched in the second half of 2008.

     AsiaSat 5 is a new satellite based on the well proven Space Systems/Loral 1300 satellite bus. It will carry 26 C-band and 14 Ku-band transponders and is intended to replace AsiaSat 2 at the orbital location of 100.5 degrees East. It will replace all current functions of AsiaSat 2 in both C and Ku-bands and will provide additional coverage at Ku-band. This additional coverage consists of a dedicated antenna for South Asia plus a steerable antenna that can be pointed to other parts of Asia or Australia. AsiaSat 5 is expected to have an estimated useful life of 15 years after launch.

     The C-band payload of AsiaSat 5 will be similar to that of AsiaSat 2 other than certain performance upgrades. The Ku-band coverage for China will be significantly improved, additional coverage will also be provided for South Asia, including India, Pakistan, Bangladesh and parts of the Middle East. The steerable antenna will allow Ku-band capacity to be deployed in a manner consistent with the market demand anywhere in Asia.

     ADDITIONAL ORBITAL SLOTS AND USE OF FREQUENCIES

     China has filed on behalf of AsiaSat applications with the ITU for additional spectrum capacity and enhanced characteristics in the current frequency bands for all three orbital slots where AsiaSat's satellites are currently operating. See "- Regulation." The current capacity has significant frequency and geographic coverage constraints resulting from the coordination process. No assurance can be given that the additional capacity will be obtained by AsiaSat.

     AsiaSat has the option to co-locate additional satellites in the orbital slots located at 100.5 degrees East, 105.5 degrees East and 122.2 degrees East in order to provide additional capacity or enhanced performance in these locations and to support the existing satellites with redundant capacity. See "Key Information - Risk Factors - Risk of Loss of Orbital Slot" and "-- AsiaSat 4."

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

     INSURANCE

     AsiaSat has satellite in-orbit insurance for AsiaSat 3S and AsiaSat 4 and plans to obtain such coverage for AsiaSat 5. AsiaSat 2 is no longer insured for in-orbit failures. See "Key Information-Satellites-AsiaSat 2". AsiaSat also has obtained third-party liability insurance for AsiaSat 2, AsiaSat 3S and AsiaSat
4. There can be no assurance that AsiaSat will be able to obtain insurance in the future on terms satisfactory to AsiaSat. See "Key Information -- Risk Factors -- Limitations on Warranties and Insurance."

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

     AsiaSat obtained satellite in-orbit insurance for AsiaSat 3S covering the launch and the first five years in-orbit of AsiaSat 3S in the amount of HK$1,521.0 million (US$195.0 million), which provided coverage for (i) a total failure of the launch of the satellite and (ii) the failure of the satellite to obtain proper orbit or to perform in accordance with certain specifications once in-orbit. AsiaSat renewed in-orbit insurance for AsiaSat 3S in the amount of HK$780.0 million (US$100.0 million) at a cost of approximately HK$21.1 million (US$2.7 million) for the twelve month period beginning from March 21, 2006. AsiaSat obtained launch and the first year in-orbit insurance coverage for AsiaSat 4 prior to its launch. The insurance amount was HK$1,443.0 million (US$185.0 million) covering the total and partial loss of the satellite, and HK$286.0 million (US$36.7 million) covering the cost of insurance premium in the event of a total loss. This policy contained standard commercial satellite insurance provisions and customary exclusions, as well as an exclusion of losses in the event of a failure of XIPS (Xeon Ion Propulsion System) on the satellite. A failure of XIPS could result in a reduction of the satellite's life to less than 15 years. During the time when insurance for XIPS is unavailable, AsiaSat has an alternative arrangement in place to cover the event of a XIPS failure. Such arrangement will allow AsiaSat to purchase a replacement satellite for AsiaSat 4 if XIPS fails at a pre-agreed price scaled relative to the time of failure. The replacement satellite would be delivered in-orbit before the end of life of AsiaSat 4. "See "Key Information - Risk Factors - Limited Life of Satellites." AsiaSat renewed in-orbit insurance for AsiaSat 4 in the amount HK$1,404.0 million (US$180.0 million) at a cost of approximately HK$38.0 million (US$4.9 million) for the twelve month period beginning from March 21, 2006. AsiaSat has obtained satellite in-orbit third-party liability insurance for AsiaSat 2, AsiaSat 3S and AsiaSat 4 in an aggregate amount of HK$390.0 million (US$50.0 million) for the twelve month period beginning from June 2, 2006.

     SALES AND MARKETING

     The Company's sales and marketing department, which had 35 employees (including two general managers) as of December 31, 2005, is divided into two groups, one of which serves China and the other serves the remainder of the world. The senior executive officers of the Company, including the Chief Executive Officer and Deputy Chief Executive Officer, are directly involved in marketing to key broadcasting and telecommunications customers. Marketing activities include customer visits, selected trade advertising and presentations at industry conferences.

     EMPLOYEES

     As of December 31, 2005, the Company had 95 permanent employees, of which eight employees were in management, 40 employees were in engineering and operations and 33 employees were in sales and marketing. The remaining 14 employees were engaged in administrative, accounting, legal, regulatory and clerical activities. The Company has 80 employees in Hong Kong (including 1 employee for Skywave) and 15 employees in Beijing. The Company believes its relations with its employees are good. See "Directors, Senior Management and Employees - Employees."

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

     TRANSPONDER OVERSUPPLY

     It is expected that in 2006, the supply of transponders in the region will continue to exceed the demand for transponders. The Company believes that this imbalance cannot be corrected until global economic growth and new applications and services increase demand for the existing capacity. See "Key Information - Risk Factors - Risk of Limited Market Demand and Increasing Competition."

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

     HONG KONG REGULATION

     As an operator of privately owned satellites, AsiaSat is subject to the regulatory authority of Hong Kong through AsiaSat's principal regulator, OFTA.

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

     In Hong Kong, the ultimate authority to grant licenses and otherwise to administer the Outer Space Ordinance is vested in the Chief Executive of Hong Kong, acting in coordination with the Executive Council of Hong Kong. In practice, all relevant matters are dealt with on a day-to-day basis by and through OFTA. AsiaSat has the benefit of existing licenses covering current and future operation of each of AsiaSat 2, AsiaSat 3S and AsiaSat 4, subject to the conditions of the respective licenses. Each of these licenses was formally granted shortly before or after launch of the satellite concerned following a period of consultation between AsiaSat and OFTA.

     In addition to the regulatory regime to which the Company's outer space operations are subject, the Company's earth station operations involve the operation and use of telecommunication apparatus at and from its earth stations at Stanley and Tai Po, Hong Kong. An earth station includes the antennas, receivers, transmitters and other equipment needed on the ground to transmit and receive satellite communications signals. Establishment, possession and use of such telecommunication apparatus from the Company's earth stations in Hong Kong are regulated by the Telecommunications Ordinance. AsiaSat has the benefit of licenses granted under the Telecommunications Ordinance covering all its TT&C operations (which refers to a land based facility that monitors and controls the position of the satellite in-orbit), as well as monitoring and testing functions, for each of AsiaSat 2, AsiaSat 3S and AsiaSat 4, subject to the terms and conditions of the respective licenses. The licenses require AsiaSat, among other things, to avoid harmful interference to other telecommunication apparatus operating within or outside Hong Kong and to ensure compliance with all relevant requirements of the International Telecommunication Convention (and any other international telecommunication agreements which may from time to time be acceded to by or on behalf of, or applied to, Hong Kong). Such licenses for AsiaSat 2 and AsiaSat 3S were formally granted contemporaneously with the grant of the licenses under the Outer Space Ordinance. In contrast, because the Company successfully won a bid for a Telecommunication License from OFTA allowing BSS frequencies to be incorporated into the payload of AsiaSat 4, the license for AsiaSat 4 under the Telecommunications Ordinance was granted prior to the completion of AsiaSat 4. See "--AsiaSat 4." For a further discussion on the Telecommunication License, the FC license and the non-domestic television program service license, see "--Services and Customers - Expanded Services and Other Businesses."

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

     INTERNATIONAL TELECOMMUNICATION UNION

     The ITU was established in 1865 and became a specialized agency of the United Nations in 1947. The ITU is an organization of sovereign member states that aims at maintaining and extending international cooperation among all its member states for the improvement and rational use of telecommunications of all kinds. For this purpose, the ITU has developed and maintains international procedures and requirements for use of telecommunications as well as technical standards and recommendations. As of today, practically all countries in the world are members of the ITU.

     The ITU is organized in three sectors: the Telecommunication Standardization Sector, the Radiocommunication Sector and the Telecommunication Development Sector. For satellite communications, most of the activities and regulations of relevance take place within the Radiocommunication Sector.

     The objectives of the Radiocommunication Sector are to ensure rational, equitable, efficient and economical use of, and access to, the radio-frequency spectrum by all radio communication services and all countries. The main instrument of the Radiocommunication Sector is the Radio Regulations, which establishes procedures for member states. The Radio Regulations are updated regularly by World Radio Conferences. In between the sessions of the World Radio Conferences, the Radio Regulations Board, a group of elected members, develop Rules of Procedure on the application of the Radio Regulations and also consider other matters that cannot be resolved through a Rule of Procedure. The Radiocommunication Sector also carries out technical studies and develops recommendations on radio communication matters to assist member states and users of the radio-frequency spectrum.

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

     Details of the ITU, its instruments and working methods can be found in the Constitution and Convention of the ITU, while radio communication matters are dealt with in the Radio Regulations.

     Nations are required by treaty to make a filing of their proposed use of satellite orbital slots for geostationary satellites with the Radiocommunication Bureau. After filing an orbital slot request with the Radiocommunication Bureau, other nations are afforded the opportunity to inform the Radiocommunication Bureau of any potential conflicts with their present or planned use of orbital slots. When a conflict or potential conflict is noted, nations are obligated to negotiate in an effort to coordinate the proposed uses and resolve any interference concerns. The Radiocommunication Bureau, however, has no formal enforcement mechanism, and if nations cannot agree on a resolution, a satellite system may not be entitled to the full interference protection afforded under international law.

     The Hong Kong Special Administrative Region is mandated by China to file and coordinate applications made by Hong Kong companies for orbital slots with the Radiocommunication Bureau and to resolve interference concerns. The Chief Executive of Hong Kong has delegated these responsibilities to OFTA. Use of the orbital slots remains subject to the continuing oversight of OFTA and to a variety of regulations generally applicable to all satellite and radio licensees. OFTA has fulfilled its obligation to notify the Radiocommunication Bureau of the proposed use of the orbital slots for all of AsiaSat's filings, which include filings for AsiaSat 2, AsiaSat 3S and AsiaSat 4. After AsiaSat 2, AsiaSat 3S and AsiaSat 4 reached their orbital positions and commenced operations, AsiaSat notified OFTA, and OFTA in turn notified the ITU, that AsiaSat 2, AsiaSat 3S and AsiaSat 4, as applicable, were on station and operating as filed with the Radiocommunication Bureau, as coordinated and as authorized by OFTA. The orbital locations of all of AsiaSat's satellites have been entered into or are waiting to be entered into the Master Register of the ITU. This concludes the process for the coordination of the orbital slots for AsiaSat 2, AsiaSat 3S and AsiaSat 4. Moreover, to add more flexibility for the utilization of the payloads of the current and future AsiaSat satellites in positions at 100.5 degrees East, 105.5 degrees East and 122.2 degrees East, additional filings have been submitted to, and are currently being coordinated with, the ITU.

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

     SATELLITE CONTROL FACILITIES

     The Tai Po Satellite Earth Station has been fully operational for more than two years and is now the Company's primary TT&C facility. The Tai Po Satellite Earth Station is connected by dual, diversely routed leased lines to the TT&C facility at the Reach Network (Hong Kong) Limited's ("Reach") teleport located at Stanley on the south side of Hong Kong Island (the "Stanley TT&C Facility"). The integrity of the delivery of the Company's services is achieved through duplicating at the Tai Po Earth Station, the Company's circuits and facilities provided at the Stanley TT&C Facility. A new satellite control and monitor software program has been installed and is undergoing system testing.

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

     OVERVIEW

     The Company, through its wholly-owned subsidiary, AsiaSat, is a leading provider of high quality satellite transponder capacity in the Asian region. As of May 31, 2006, the Company had three satellites in operation:

--------------------------------------------------------------------------------------------------------
                                                  UTILIZATION
                           POSITION                 RATES(1)                               % CHANGE
--------------------------------------------------------------------------------------------------------
                                                      2003         2004        2005
                                                      ----         ----        ----
AsiaSat 2               100.5(degree) East            54.3%        36.4%       40.1%          10.2%

AsiaSat 3S              105.5(degree) East            59.0%        73.3%       72.7%         - 0.8%

AsiaSat 4               122.2(degree) East            10.3%        26.8%       46.5%          73.5%

System Utilization                                    39.0%        45.7%       54.0%          18.2%

-----------------
(1) There were 49 and 57  transponders  respectively  utilized  on all  AsiaSat satellites  at  each  of  the  year-end  2003  and  2004,  and  there  were  67 transponders utilized on all AsiaSat satellites at year-end 2005. See "--- Results of Operations - Utilization Rates."

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

     Due to overcapacity, the Company does not see material signs of improvement among regional broadcast and telecommunications operators, nor does it see new developments in the market that would enable the Company to deliver stronger results in 2006. The Company does not expect to achieve significant improvement in financial results in the near term. See "Key Information -- Risk Factors - Political, Economic and Other Regional Risks" and "Key Information -- Risk Factors - Risk of Limited Market Demand and Increasing Competition."

In addition to this slow growth in new demand, continuing price pressure on new transponder utilization agreements have limited the Company's growth. See "Information on the Company - Business Overview." However, the Company's business is long-term in nature, and the positive factors that drive demand remain in place. These factors include television distribution (and increasingly in more developed markets, High Definition Television), and telecommunications networks that need connectivity over wide geographic coverage, at a fixed cost. In addition, the Company has a strong existing customer base with contracts representing approximately 73.9% of the Company's 2005 revenue remaining under contract for 2006. Furthermore, the Company has an outstanding technical and customer service team as well as a premium client base. Thus, operationally, 2006 will be another challenging year requiring intense customer focus to maintain and expand existing businesses where possible and to concentrate on identifying new opportunities for growth. The Company will continue to investigate strategic opportunities that would support and enhance the Company's core satellite business in order to position itself to capitalize upon the recovery of the commercial satellite industry in the Asian region.

     REVENUE

     SOURCES. Substantially all of the Company's revenues during the years 2001 through 2005 were derived from payments made in respect of transponder utilization agreements and transponder purchase agreements for AsiaSat 2, AsiaSat 3S and AsiaSat 4 and were almost entirely payable in US Dollars. AsiaSat's transponder utilization agreements and transponder purchase agreements in effect as of May 31, 2006 provided for total committed revenue (including a portion of the deposits received by the Company in prior periods and that will be recognized as revenue in the applicable future period) of HK$2,680.0 million (US$343.6 million). The Company expects that most of such committed revenue will be recognized over the remaining terms of the relevant agreements up to 2014, assuming that the agreements are not terminated earlier. See "Information on the Company - Transponder Utilization Agreements." In 2005, approximately 2.8% of the Company's revenue from the provision of transponder capacity was derived from transponder purchase agreements, and the remaining portion was derived from transponder utilization agreements.

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

     SEGMENTS. The Company's primary industry "segments" consist of video broadcasting and telecommunications. The majority of the Company's revenue is attributable to video broadcasting. Due to the contracted nature of the Company's revenue stream, year-to-year fluctuations are driven by customer contract renewals and customer movements. See "Information on the Company - Business Overview," "Information on the Company -Services and Customers - Broadcasting," "Information on the Company - Services and Customers - Telecommunications," "Information on the Company - Services and Customers - Multimedia and Internet" and "Information on the Company - Services and Customers -

Expanded Services and Other Businesses." The following table shows a breakdown of revenue by segment:

---------------------------------------------------------------------------------------------------------
                                         YEAR ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------
                                     2003                       2004                       2005
                            -----------------------      ---------------------     ----------------------
                                           % OF                       % OF                        % OF
                                           TOTAL                      TOTAL                       TOTAL
                               AMOUNT     REVENUE         AMOUNT     REVENUE         AMOUNT      REVENUE
                            -----------------------      ---------------------     ----------------------
                                 HK$                        HK$                        HK$

                                  (in millions, except for percentages)

Broadcasting (video)            631.2       70.4%          709.4        70.6%          578.4       65.7%

Telecommunications,
Internet and Multimedia         265.0       29.6%          295.6        29.4%          301.3       34.3%
                              -------    -------         -------     -------         -------     -------

Total Revenue                   896.2      100.0%        1,005.0(1)    100.0%          879.7       100.0%

-----------------
(1)  See "-- Results of Operations - Revenues."

     The following table shows the place of incorporation of the Company's customers. However, due to the nature of the Company's business, the place of incorporation of its customers are not reflective of their market activities as broadcasting and telecommunication consumers may be located outside the coverage area of AsiaSat's satellites.

---------------------------------------------------------------------------------------------------------
                                         YEAR ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------
                                     2003                       2004                       2005
                            -----------------------      ---------------------     ----------------------
                                           % OF                       % OF                        % OF
                                           TOTAL                      TOTAL                       TOTAL
                               AMOUNT     REVENUE         AMOUNT     REVENUE         AMOUNT      REVENUE
                            -----------------------      ---------------------     ----------------------
                                 HK$                        HK$                        HK$

                                  (in millions, except for percentages)

Hong Kong                      323.2        36.1%         323.1        32.1%          341.7        38.8%

Greater China, including       212.8        23.7%         197.9        19.7%          202.7        23.0%
Macau and Taiwan

United States of America        71.2         7.9%         183.8(1)     18.3%           78.2         8.9%

British Virgin Islands          40.4         4.5%          40.9         4.1%            9.7         1.1%

United Kingdom                  23.9         2.7%          46.1         4.6%           49.4         5.6%

Others                         224.8        25.1%         213.2        21.2%          198.0        22.6%

Total Revenue                  896.2       100.0%       1,005.0(1)    100.0%          879.7       100.0%

-----------------
(1)  See "-- Results of Operations - Revenues."

     REVENUE RECOGNITION. The Company recognizes revenues from all transponder utilization agreements on a straight line basis over the term of the agreements. As a result of the utilization fee escalation clauses in the transponder utilization agreements, in the early years of the term of any such agreement revenues are recognized in respect of payments that are not yet due, and in the latter portion of the term of such agreement revenues recognized will be less than payments due under the contract terms. In the aggregate in 2003 and 2004, there was recognition of revenues under the transponder utilization agreements in excess of payments due under those agreements in the amounts of HK$16.6 million and HK$9.3 million, respectively. In 2005, the total amount of payments due under the transponder utilization agreements was in excess of revenues recognized under those agreements in the amount of HK$0.7 million (US$0.1 million).

     The Company recognizes revenue on the sale of transponder capacity under transponder purchase agreements on a straight-line basis from the date of delivery of the capacity until the end of the design life of the satellite.

     RELIANCE UPON A SIGNIFICANT CUSTOMER. In the years ended December 31, 2003, 2004 and 2005, approximately 24.9%, 22.4% and 25.7%, respectively, of the Company's revenues were attributable to transponder utilization agreements with STAR. See "Information on the Company - Services and Customers" and "Key Information -- Risk Factors --Reliance upon Significant Customer."

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

     INTEREST IN ASSOCIATES

     The Company has accounted for its share of profit or loss arising from associates on an equity accounting basis. In the case of a loss, the Company will reflect its share in its income statement with a corresponding write down of its investment in an affiliate. Once the investment has been written down to zero the Company will not account for any further loss beyond its investment. In 2003, 2004 and 2005, the Company recorded a HK$17.5 million, HK$12.4 million and HK$3.9 million (US$0.5 million) loss, respectively, with respect to its investment in associates, which includes amortization of goodwill and impairment loss. In the case of a profit, the Company will reflect its share of the profit in its income statement. In 2003, 2004 and 2005, the Company recorded a positive contribution to the Company's income statement in the amount of HK$HK$3.3 million, HK$6.4 million and HK$28.3 million (US$3.6 million), respectively.

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

     The Indian tax authorities have assessed the Company for income tax as follows:

                                 ASSESSMENTS (HK$ IN MILLIONS) (APPROXIMATELY)
     -----------------------------------------------------------------------------------------------------
     Assessment       1997-98    1998-99    1999-00    2000-01    2001-02    2002-03    2003-04     Total
     Year
                        20.0       23.0       22.0       14.0       29.0       38.0       43.3      189.3
     -----------------------------------------------------------------------------------------------------


     The Company has filed appeals for each of the assessment years 1997-98 to 2003-04. No assessment has yet been made for the 2004-05 or 2005-06 assessment years.

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

     In order to obtain a stay of recovery proceedings, the Company has made payments as follows and has recorded these payments as an asset on the assumption that the amounts are recoverable:

                 PAYMENT TO STAY RECOVERY PROCEEDINGS (HK$ IN MILLIONS) (APPROXIMATELY)
---------------------------------------------------------------------------------------------------------
Assessment        1997-98     1998-99    1999-00    2000-01    2001-02   2002-03    2003-04    Total
Year
                    13.0       15.0        10.0       9.0        20.0      27.0       23.7      117.7
---------------------------------------------------------------------------------------------------------

     In addition, based on the general principles set forth by the Tribunal, the amount of income taxable in India depends on the payments made by the Company's customers to the Company for the purpose of those customers carrying on business in India or earning income from any source in India. As such information is proprietary in nature and has not been provided by the Company's customers, the Company cannot reasonably estimate the taxable income and therefore also cannot estimate the amount of Indian income tax for which the Company may become liable. Accordingly, no provision has been recognized for Indian income tax in the Company's financial statements. Furthermore, as stated above, the Company has filed an appeal against the Tribunal's decision. The appeal has been admitted by the High Court and is pending before the High Court.

     RESULTS OF OPERATIONS

     The Company's revenues for 2005 amounted to HK$879.7 million (US$112.8 million), a decrease of HK$125.3 million (US$16.1 million) compared to that of 2004. The revenues for 2004 included a one-time lump sum receipt of HK$123.0 million (US$15.8 million) for early termination of a transponder utilization agreement.

     Operating profit decreased from HK$532.6 million in 2003 to HK$504.0 million in 2004 as a result of the full year effect on depreciation and in-orbit insurance of AsiaSat 4. Operating profit in 2005 decreased 16.6% to HK$420.5 million from HK$504.0 million in 2004. Operating profit as a result of revenues decreased in 2005 to 47.8% from 50.1% in 2004, which in turn decreased from 59.4% in 2003. The decrease in 2005 was the result of the one-time lump sum receipt in 2004 referred to above.

     The following table sets forth, for the periods indicated, the percentage of revenues represented by certain income and expense items in the Company's Consolidated Statement of Operations.

                                                                YEAR ENDED DECEMBER 31,
                                                ------------------------------------------------
                                                     2003              2004            2005
                                                --------------    -------------    -------------
Revenues                                              100%              100%             100%

Cost of services                                    (35.0)            (41.9)           (47.6)
                                                --------------    -------------    -------------

                                                     65.0              58.1             52.4

Other gains - net                                     0.7               2.2              4.9

Administrative expenses                              (6.3)            (10.2)            (9.5)
                                                --------------    -------------    -------------

Operating profit                                     59.4              50.1             47.8

Finance costs                                        (0.3)               --               --

Share of results of associates (including            (1.7)             (1.2)            (0.5)
   goodwill amortization)

Impairment loss recognized in respect of             (0.2)               --               --
   goodwill of associates
                                                --------------    -------------    -------------

Profit before taxation                               57.2              48.9             47.3

Taxation                                             (9.8)             (6.0)            (5.8)
                                                --------------    -------------    -------------

Profit for the year                                  47.4              42.9             41.5
                                                ==============    =============    =============

     REVENUES

     Revenues in 2005 decreased 12.5% to HK$879.7 million (US$112.8 million) from HK$1,005.0 million in 2004, which in turn increased from HK$896.2 million in 2003. During 2005, the Company entered into transponder utilization agreements totaling approximately twenty transponders at lower rates for some new customers and lost approximately fifteen transponders on non-renewal of some contracts upon expiration or early termination. The increase in revenue in 2004 was primarily due to a one-time contribution to revenues resulting from the early termination of a transponder utilization agreement. In 2005, excluding the one-time contribution of HK$107.6 million to the revenues of 2004 upon the early termination of a transponder utilization agreement, revenues were down by HK$17.7 million.

     UTILIZATION RATE. As of December 31, 2005, the overall total utilization rate of AsiaSat 2, AsiaSat 3S and AsiaSat 4 increased 18.2% over the prior year from 45.7% to 54.0%, which in turn increased from the overall total utilization rate of 39.0% as of December 31, 2003. See "--Overview." There were 49, 57 and 67 transponders utilized on all AsiaSat's satellites at the year-end 2003, 2004 and 2005, respectively. The decrease in the overall utilization rate in 2003 from the previous year was the result of the introduction of AsiaSat 4 to AsiaSat's satellite fleet and the contraction of the business of certain of AsiaSat's customers. The increase in 2004 and 2005 from the previous year was the result of the leasing of additional transponders to new and existing customers. See "Key Information - Risk Factors - Risk of Technological Changes" and "Key Information - Risk Factors - Risk of Limited Market Demand and Increasing Competition."

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

     COST OF SERVICES. Cost of services in 2005 decreased 0.4% to HK$419.0 million (US$53.7 million) from HK$420.5 million which in turn increased 34.2% from HK$313.3 million in 2003. HK$65.7 million of the increase in 2004 was due to depreciation and HK$26.4 million of the increase was due to insurance. HK$7.3 million of the decrease in 2005 was primarily due to the decrease in insurance costs resulting from the Company's decision not to procure the in-orbit insurance for AsiaSat 2. This decrease was largely offset by increase in depreciation expenses in 2005. See "Key Information - Risk Factors - Risk of Loss or Damage to Satellites, Ground Based Satellite Control Equipment or Satellite Stations from Acts of War, Terrorism, Electrostatic Storm, Space Debris and Other Natural Disasters and Limitations on Warranties and Insurance." Depreciation expenses, which are included in cost of services, increased in 2005 to HK$295.1 million from HK$287.4 million in 2004. The increase in depreciation expenses in 2005 represented expenses associated with the additional facilities. HK$55.6 million of the increase in depreciation expenses in 2004 was attributable to the full year depreciation of AsiaSat 4 and HK$55.6 million of the increase was attributable to the Tai Po Earth Station.

     ADMINISTRATIVE EXPENSES. Administrative expenses in 2005 decreased 18.1% to HK$83.9 million (US$10.8 million) from HK$102.5 million in 2004, which in turn increased 82.6% from HK$56.1 million in 2003. The increase in administrative expenses in 2004 was largely attributable to the provision for impairment of receivables and performance bonus. The decrease in administrative expenses in 2005 was largely attributable to the decrease in the provision for impairment of receivables and the total amount of performance bonuses compared to 2004. The decrease in the provision for impairment of receivables was due to improvement in payment by trade customers, while the total amount of performance bonuses varies from year to year depending on whether performance targets are achieved.

     OTHER GAINS - NET. Other gains primarily consists of interest income. Interest income in 2005 increased 100% to HK$43.6 million (US$5.6 million) from HK$21.8 million in 2004, which increased 344.9% from HK$4.9 million in 2003. The increase in interest income in 2004 and 2005 was primarily due to larger cash balances and higher interest rates on structured deposits.

     PROFIT BEFORE INCOME TAX

     Profit before income tax in 2005 decreased 15.3% to HK$416.6 million (US$53.4 million) from HK$491.6 million in 2004, which in turn decreased 4.0% from HK$512.1 million in 2003. The decrease in profit before income tax in 2004 resulted from higher cost of services and administrative expenses. The decrease in profit before income tax in 2005 resulted from lower revenues in 2005.

     INCOME TAX EXPENSE

     Income tax expense in 2005 decreased 15.2% to HK$51.3 million (US$6.6 million) from HK$60.5 million in 2004, which in turn decreased 30.9% from HK$87.6 million in 2003. The decrease in income tax expense in 2004 and 2005 resulted primarily from lower assessable profit. For the years 2003, 2004 and 2005, the effective tax rates were 17.1%, 12.3% and 12.3%, respectively. The higher effective rate in 2003 was mainly due to the additional provision for deferred tax for prior years and for 2003 due to the increase of the profits tax rate in Hong Kong by 1.5% in 2003.

     PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

     Profit for the year in 2005 decreased 15.1% to HK$366.2 million (US$46.9 million) from HK$431.2 million in 2004, which increased 1.6% from HK$424.5 million in 2003.

     LIQUIDITY AND CAPITAL RESOURCES

     SOURCES OF FINANCING

     The Company's principal use of capital in 2003 was capital expenditures related to the construction and launch of AsiaSat 4 and the construction of the Tai Po Satellite Earth Station. The Company's principal use of capital in 2004 and 2005 was capital expenditures associated with the Tai Po Satellite Earth Station and tracking facilities. Cash applied for the acquisition of property, plant and equipment was HK$162.2 million in 2003, which in turn decreased to HK$47.7 million in 2004 and decreased further to HK$23.7 million (US$3.0 million) in 2005. Cash applied for the acquisition of property, plant and equipment has been financed through cash flows generated from operations.

     As of December 31, 2005, the Company had no outstanding debt and HK$4,104.2 million of shareholders' equity.

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

                                       PLANNED CAPITAL EXPENDITURES (IN MILLIONS)
--------------------------------------------------------------------------------------------------------------------------
                       2006           2007            2008          2009           2010           TOTAL           TOTAL
                        HK$            HK$             HK$           HK$            HK$            HK$             US$
--------------------------------------------------------------------------------------------------------------------------
AsiaSat 5              365.0          558.1           480.9           -                          1,404.0          180.0

Others                  22.6            9.3            10.5          9.7           10.6             62.7            8.0

Skywave TV               0.4            1.5             0.5          0.5            0.5              3.4            0.4
                     ---------    ------------     ----------    ----------    -----------     -----------    ------------
       Total           388.0    `     568.9           491.9         10.2           11.1          1,470.1          188.4
                     =========    ============     ==========    ==========    ===========     ===========    ============

     AsiaSat 5 will need to be constructed for launch in 2008 in order to provide adequate opportunity to replace AsiaSat 2 at the end of its useful life. The total costs for the construction and launch of AsiaSat 5 is estimated to be approximately HK$1,404.0 million (US$180.0 million). The planned capital expenditures indicated as "Others" in the table above consist of those planned for furniture and fixture, office equipment, equipment and building upgrade at the Tai Po site, motor vehicles, new business and test equipment and tools.

     CONTRACTUAL OBLIGATIONS

     As of December 31, 2005, the Company had various contractual obligations which are more fully disclosed in Note 30 to the consolidated financial statements of the Company. The following table aggregates the contractual obligations of the Company as of December 31, 2005:

                                                         PAYMENTS (OR OTHER OBLIGATIONS WHICH MAY BECOME DUE)
                                                                       BY PERIOD (HK$ IN MILLIONS)
                                               -------------------------------------------------------------------------
                                                               LESS THAN         1-3            4-5        AFTER 5
                                                  TOTAL         1 YEAR          YEARS          YEARS        YEARS
                                               -------------------------------------------------------------------------
Commitment of Expenditure for
Operations and Maintenance
Capital Expenditures....................           15.9           15.9              -             -             -

Operating Lease Obligations.............            9.1            4.3            4.8             -             -
                                                  -------        -------        -------       -------        -------

Total Contractual Obligations                      25.0           20.2            4.8             -             -
                                                  =======        =======        =======       =======        =======
Deferred Revenue Disclosed on the
Company's Balance Sheet(1)..............          239.6          151.9           35.3           17.1         35.3

     (1) Only reflects deferred revenue associated with the sale of transponder capacity requiring the provision of on-going transponder capacity through the relevant period of the transponder purchase agreement.

     AsiaSat leases its premises under non-cancelable operating leases. At December 31, 2005, commitments for future minimum lease payments which fall due in 2006, 2007 and subsequent years are HK$4.3 million and HK$4.8 million, respectively.

     In the ordinary course of its business, AsiaSat enters into commercial commitments for various aspects of operations, such as repair and maintenance. However, the Company believes that those commitments will not have a material effect on the Company's financial condition, results of operations or cash flows.

     CASH FLOWS

     The Company has generally financed its short-term working capital requirements from cash provided by operations. The Company has not borrowed any amounts for the last three years. The Company had cash and cash equivalents of HK$659.3 million, HK$1,234.4 million and HK$1,635.5 million (US$209.7 million) as of December 31, 2003, 2004 and 2005, respectively.

     Net cash generated from operating activities was HK$627.5 million, HK$750.8 million and HK$514.4 million (US$65.9 million) in 2003, 2004 and 2005, respectively. In 2004, the increased level of net cash provided by operating activities resulted primarily from lower capital expenditures and lower amounts of dividends paid. In 2005, the decreased level of net cash provided by operating activities resulted from a lower level of cash generated from operations and a larger payment of Hong Kong profits tax.

     Net cash used in investing activities was HK$164.5 million, HK$50.9 million in 2003 and 2004, respectively. Net cash from investing activities was HK$23.4 million (US$3.0 million) in 2005. Expenditures on the construction and launch of AsiaSat 3S and AsiaSat 4 were HK$58.0 million in 2003. Expenditures on other property and equipment were HK$104.2 million, HK$47.7 million and HK$23.7 million in 2003, 2004 and 2005, respectively.

     Net cash used in financing activities was HK$209.9 million, HK$124.9 million and HK$136.6 million (US$17.5 million) in 2003, 2004 and 2005, respectively. In 2003, 2004 and 2005, net cash used in financing activities primarily consisted of dividend payments.

     The Company has sufficient working capital to cover its planned capital expenditures and other operating needs. See "-- Planned Capital Expenditures." The Company had a working capital of HK$529.9 million at December 31, 2003, a working capital of HK$1,023.1 million at December 31, 2004 and a working capital of HK$1,461.1 million (US$187.3 million) at December 31, 2005.

     OFF-BALANCE SHEET ARRANGEMENTS

     The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or resources that are material to investors.

     EXCHANGE RATES

     During the past three years almost all of the Company's revenues, premiums for satellite insurance coverage and debt service and substantially all capital expenditures were denominated in US Dollars. The Company's remaining expenses were primarily denominated in HK Dollars during these periods. As of December 31, 2005, almost all of AsiaSat's transponder utilization agreements, transponder purchase agreements and obligations to construct and launch satellites and to purchase TT&C equipment were denominated in US Dollars.

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

                                                         ------------------------------------------------
                                                           2003         2004          2005         2005
                                                            HK$          HK$           HK$          US$
                                                         ------------------------------------------------
                                                                          (IN MILLIONS)
Net income in accordance with:
  Hong Kong GAAP........................                    424.5         431.2       366.2         46.9
  U.S. GAAP.............................                    408.5         424.1       358.8         46.0

Shareholders' equity in accordance with:
  Hong Kong GAAP........................                  3,568.3       3,874.6     4,104.2        526.2
  U.S. GAAP.............................                  3,617.6       3,916.7     4,138.9        530.6

     Note 32 to the Company's consolidated financial statements provides a description of the principal differences between Hong Kong GAAP and U.S. GAAP as they relate to the Company and a reconciliation to U.S. GAAP of certain items, including net income and shareholders' equity. Differences between Hong Kong GAAP and U.S. GAAP that have a material effect on the Company's net income and shareholders' equity as reported under Hong Kong GAAP relate to capitalization of interest, borrowing costs and deferred taxation.

  RECENT U.S. ACCOUNTING PRONOUNCEMENTS

     SFAS NO. 154. In May 2005, the Financial Accounting Standards Board ("FASB") issued the US Statement of Financial Accounting Standards ("SFAS") No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements (SFAS 154). SFAS 154 changes the requirements for the accounting for, and reporting of, a change in accounting principles. Previously, voluntary changes in accounting principles were generally required to be recognized by way of a cumulative effect adjustment within net income during the period of the change. SFAS 154 requires retrospective application to financial statements of prior periods, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 is effective for accounting changes made in fiscal years beginning after 15 December 2005; but the statement does not change the transitional provisions of any existing accounting pronouncements. The Company does not believe that the adoption of SFAS 154 will have a material effect on its financial position, cash flows or results of operations.

     FASB NO. 109. In July 2005, the FASB issued a proposed Interpretation of FASB Statement No. 109 (the "Interpretation"), "Accounting for Income Taxes" which clarified accounting for uncertain tax positions. Under the
Interpretation, an enterprise is required to recognize, in its financial statements, the best estimate of the impact of a tax position only if that position would probably be sustained in an audit, based solely on the technical merits of the position. In evaluating whether or not the "probable recognition" threshold has been met, the Interpretation requires the presumption that the tax position will be evaluated during an audit by taxing authorities. The term probable, as defined in FASB Statement No. 5, "Accounting for Contingencies" means "the future event or events are likely to occur." Individual tax positions that fail to meet the probable recognition threshold will generally result in either (a) a reduction in the deferred tax asset or an increase in a deferred tax liability or (b) an increase in the liability for income taxes payable or the reduction of an income tax refund receivable. The impact may also include both (a) and (b). The increase in the income tax liability would not be classified as a deferred tax liability unless it resulted from a taxable temporary difference created by a tax position that has met the probable recognition threshold. For enterprises that present classified statements of financial position, the income tax liability would be classified as current to the extent that a payment is anticipated within one year or the operating cycle, if longer. The Interpretation also would provide guidance on disclosure, accrual of interest and penalties, accounting in interim periods, and transition. The Interpretation is currently in draft, and thus any effects on the current accounting treatment of the Indian income tax liability or the PRC withholding tax cannot be assessed at this point in time.

     SAB 107 . In March 2005, the SEC issued Staff Accounting Bulletin ("SAB") No. 107 Share Based Payment, which offers guidance on SFAS No. 123(R). SAB No. 107 was issued to assist preparers by simplifying some of the implementation challenges of SFAS No. 123(R) while enhancing the information that investors receive. SAB No. 107 creates a framework that is premised on two overarching themes: (i) considerable judgement will be required by preparers to successfully implement SFAS No. 123(R), specifically when valuing employee stock options; and (ii) reasonable individuals, acting in good faith, may reach different conclusions on the fair value of employee stock options. Key topics covered by SAB No. 107 include valuation models, expected volatility and expected term. The Company will adopt SAB No. 107 concurrently with the adoption of SFAS No. 123(R) with effect from January 1, 2006. The Group does not expect the adoption of this SAB to have a material impact on its consolidated financial position or results of operations.


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

     USEFUL  LIVES  OF  IN-ORBIT   SATELLITES.   The  Company  has  significant
investments in satellites. The carrying value of the Company's in-orbit satellites represented 72%, 59% and 52% of its total assets as of December 31, 2003, 2004 and 2005, respectively. The Company estimates the useful lives of satellites in order to determine the amount of depreciation expense to be recorded during the reported period. The useful lives are estimated at the time satellites are put into orbit and are based on historical experience with other satellites as well as the anticipated technological evolution or other environmental changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these satellites may need to be shortened, resulting in the recognition of increased depreciation in a future period. Similarly, if the actual lives of satellites are longer than what the Company has estimated, the Company would have a smaller depreciation expense. As a result, if the Company's estimates of the useful lives of its satellites are not accurate or are required to be changed in the future, the Company's net income in future periods would be affected.

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

     If changes in these factors occur, or the historical data the Company uses to calculate the allowance for doubtful accounts as of December 31, 2005 does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and the Company's future results of operations could be adversely affected.

     CONTINGENCY RELATED TO INDIAN TAX ASSESSMENTS. As of December 31, 2005 the Indian tax authorities have assessed the Company for income tax of approximately HK$146.0 million (US$18.7 million). Subsequently, the Company has received an assessment for the 2003/2004 year in the amount of HK$43.3 million, which increases the total amount of such contingent liabilities to HK$189.3 million (US$24.3 million). See "-- Taxation." The Company did not recognize liabilities in connection with the foregoing assessments as the Company believes that the criteria for recognition of a loss contingency under the US SFAS 5, "Accounting for Contingencies" and Hong Kong Statement of Standard Accounting Practice No. 28 "Provisions, Contingent Liabilities and Contingent Assets" ("SSAP 28") were not met. SFAS 5 requires that "an estimated loss from a loss contingency shall be accrued by a charge to income if both of the following conditions are met: (a) information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements; and (b) the amount of loss can be reasonably estimated. SSAP 28 states that a contingent liability is: (a) a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the enterprise; or (b) a present obligation that arises from past events but is not recognized because: (i) it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation: or (ii) the amount of the obligation cannot be measured with sufficient reliability.

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

     NEW ACCOUNTING STANDARDS

     In order to achieve convergence with the International Financial Reporting Standards, the Hong Kong Institute of Certified Public Accountants issued a number of new or revised Hong Kong Financial Reporting Standards ("HKFRS"), which became effective January 1, 2005. The Company adopted some of those standards that are relevant to its operation. The Company believes that the adoption of those standards did not result in substantial changes to the Company existing accounting policies under Hong Kong GAAP. For a discussion on the newly adopted accounting standards, see Note 2 to the Company's consolidated financial statements.

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

     DIRECTORS AND SENIOR MANAGEMENT

     The directors of the Company ("Directors") as of May 31, 2006 are set forth below.

--------------------------------------------------------------------------------------------------------------------------
                                                                     DATE FIRST ELECTED OR
                                                                     APPOINTED DIRECTOR OF
NAME                            AGE       POSITION                   ASIASAT (OR THE COMPANY)       TERM  OF OFFICE
--------------------------------------------------------------------------------------------------------------------------
Romain Bausch (2)               52        Chairman and Director      January 15, 1999               May 14, 2007

Zeng Xin Mi (1)                 55        Deputy Chairman and        February 28, 2001              May 14, 2007
                                          Director

Robert Bednarek (2)             48        Director                   March 14, 2002                 May 13, 2008

Professor Edward Chen,          61        Director                   May 10, 1996                   May 16, 2006
G.B.S., C.B.E., J.P. (3)

Yu Cheng Ding (1)               40        Director                   January 15, 1999               May 14, 2007

R. Donald Fullerton (3)         74        Director                   May 10, 1996                   May 13, 2008

--------------------------------------------------------------------------------------------------------------------------
                                                                     DATE FIRST ELECTED OR
                                                                     APPOINTED DIRECTOR OF
NAME                            AGE       POSITION                   ASIASAT (OR THE COMPANY)       TERM  OF OFFICE
--------------------------------------------------------------------------------------------------------------------------
Peter Jackson                   57        Director                   May 10, 1996                   May 16, 2006

Wei Min Ju (1)                  43        Director                   October 12, 1998               May 14, 2007

Fai Wong Ko (1)                 57        Director                   March 11, 2004                 May 14, 2007

Mark Rigolle (2)                41        Director                   November 17, 2004              May 13, 2008

Robert Sze (3)                  65        Director                   May 10, 1996                   May 13, 2008

William Wade                    49        Director                   May 10, 1996                   May 16, 2006

Cynthia Dickins (2)             42        Director                   November 17, 2005              May 16, 2006

--------------------------
(1) Appointed by CITIC.
(2) Appointed by SES.
(3) Independent.

R. Donald Fullerton resigned from the Board on May 30, 2006.


The executive officers of the Company as of May 31, 2006 are set forth below.

--------------------------------------------------------------------------------------------------------------------------
                                                                   DATE FIRST ELECTED OR
                                                                   APPOINTED DIRECTOR OF
NAME                          AGE       POSITION                   ASIASAT (OR THE COMPANY)       TERM  OF OFFICE
--------------------------------------------------------------------------------------------------------------------------
Peter Jackson                  57       Chief Executive            July 1, 1993                   Indefinite
                                        Officer

William Wade                   49       Deputy Chief               April 15, 1994                 Indefinite
                                        Executive Officer

Catherine Chang                38       Legal Counsel              January 1, 2003                Indefinite

Liqun Chen                     55       General Manager, China     April 14, 1989                 Indefinite

Ya Hui Chiu                    56       General Manager,           February 13, 1989              Indefinite
                                        Operation

Sabrina Cubbon                 44       General Manager,           December 1, 1993               Indefinite
                                        Marketing

Denis Lau                      66       Secretary and General      July 1, 1988                   Indefinite
                                        Manager, Finance and
                                        Administration

Barry Turner                   59       General Manager,           May 1, 1998                    Indefinite
                                        Engineering

-----------------

     The Board of Directors of the Company currently consists of 12 members. Action can be taken by a majority of Directors present at a meeting at which a quorum is present. Attendance by six Directors, or such other number as determined by the Directors from time to time, constitutes a quorum. The Bye-laws of the Company provide that any Director may call a board meeting. The Directors all hold office until the next annual meeting of shareholders and until their successors are elected and have qualified.

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

     ZENG XIN MI was appointed a Non-executive Director of the Company on February 28, 2001. Since then, he acted as Deputy Chairman (2001-2002) and Chairman (2003-2004) of the Board on a rotational basis biennially. For the current term (2005-2006), he acts as Deputy Chairman. He is Executive Director and Vice President of CITIC Group ("CITIC"). Prior to his appointment to the present position, he held executive management positions with various subsidiaries of CITIC and was the Chief Executive Officer of CITISTEEL in the United States from 1992 to 1997. He is also Chairman of the Board of CITIC USA Holdings and CITIC Australia Pty Limited, and Executive Director of CITIC Resources Holdings Limited in Hong Kong. He joined CITIC in 1985 and holds a Master of Science degree.

     ROBERT BEDNAREK was appointed a Non-executive Director of the Company on March 14, 2002. He is Executive Vice-President Corporate Development and a member of the Executive Committee of SES GLOBAL. Prior to joining SES GLOBAL, he was the Executive Vice President and Chief Technology Officer of PanAmSat Corporation. He graduated with a Bachelor of Science degree in Electronic Engineering from the University of Florida.

     PROFESSOR EDWARD CHEN, G.B.S., C.B.E., J.P., has been an Independent Non-executive Director of the Company since May 1996. He was educated at Hong Kong University (Bachelor of Arts, Master of Social Science) and Oxford University (Doctor of Philosophy) and is currently President of Lingnan University in Hong Kong. He was a member of the Executive Council of Hong Kong from 1992 to 1997 and Chairman of the Consumer Council from 1991 to 1997. He is now Chairman of the Press Council, a director of the First Pacific Company Limited, a trustee of Eaton Vance Management Funds (Boston), a director of The Wharf (Holdings) Limited and also a director of China Resources Peoples Telephone Company.

     YU CHENG DING was appointed a Non-executive Director of the Company on January 15, 1999. He was the Assistant President of CITIC Securities Company Limited and had been with the company from April 1998 to September 2004. CITIC Securities Company Limited is a subsidiary of CITIC engaging in securities and investment banking business. He has been an independent non-executive director of SEEC Media Group Limited since June 2005. He holds a Master of Business Administration degree from the University of Pittsburgh and a Doctor of Philosophy degree in Economics from Tsinghua University.

     R. DONALD FULLERTON has been an Independent Non-executive Director of the Company since May 1996. He was the Chairman and Chief Executive Officer of Canadian Imperial Bank of Commerce ("CIBC") until his retirement in 1992. Subsequently, he was Chairman of the Executive Committee of the CIBC's Board of Directors until 1999. He retired from the CIBC's Board in February 2004. During his career, he was a director of many national and multi-national corporations as well as medical, cultural and educational institutions. He currently sits on the board of Husky Energy Inc. and 3 Italia S.p.A. He resigned from the Board of the Company on May 30, 2006.

     WEI MIN JU was appointed a Non-executive Director of the Company on October 12, 1998. He is a Director and the Chief Financial Officer of CITIC. He is also a non-executive director of CITIC International Financial Holdings Limited and a director of CITIC Ka Wah Bank. He holds a Bachelor of Arts degree and a Master degree in Economics.

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

     FAI WONG KO was appointed a Non-executive Director of the Company on March 11, 2004. He is the Deputy General Manager of CITIC United Asia Investment Limited, a wholly owned subsidiary of CITIC in Hong Kong and has over 20 years' experience in banking and finance before joining CITIC. He holds a Bachelor of Arts and a Master degree in Business Administration.

     MARK RIGOLLE was appointed a Non-executive Director of the Company on November 17, 2004. He is the Chief Financial Officer of SES GLOBAL. Prior to joining SES GLOBAL, he held various positions in Belgacom in the financial and strategic areas. He holds an Economic Sciences degree from the Catholic University of Leuven, Belgium.

     CYNTHIA DICKINS was appointed a Non-executive Director of the Company on November 17, 2005. She is currently President of SES Asia S.A. ("SES Asia"), a wholly-owned subsidiary of SES GLOBAL. She has been with SES GLOBAL since 1997, when she joined GE Americom ("GE") as managing director of Americom Asia Pacific. Prior to GE, she held international management positions with TV
Shopping Network, PanAmSat Corporation and Pharmacia (formerly Monsanto Company). She holds a Masters of International Management degree from the American Graduate School of International Management (Thunderbird) in Arizona
(USA) and a Bachelor of Arts degree in International Relations from Gonzaga University in Washington (USA).

     PETER JACKSON has been an Executive Director and the Chief Executive Officer of the Company since May 1996, having served in that position with AsiaSat since July 1993 prior to the listing of the Company. He has over 27 years' experience in the telecommunications field. Prior to his appointment as the Chief Executive Officer in 1996, he was employed by Cable & Wireless plc
where  he  held  engineering,   marketing  and  management  positions  and
was responsible for several satellite telecommunications ventures. He has been an independent non-executive director of Daum Communications Group since April 2006.

     WILLIAM WADE has been an Executive Director and the Deputy Chief Executive Officer of the Company since May 1996, having served in that position with AsiaSat since April 1994 prior to the listing of the Company. He has over 26 years' experience in the satellite and cable television industry. He speaks Mandarin Chinese and holds a Bachelor of Arts (Honors) degree in Communications from the University of Utah, and a Masters of International Management degree from Thunderbird (the Garvin School of International Management).

     CATHERINE CHANG is Legal Counsel of the Company. She joined AsiaSat in 1994 and established the legal department to manage the legal affairs of the Company. Prior to joining the Company, she was a solicitor at Ebsworth & Ebsworth, an Australian law firm. She graduated from the University of New South Wales, Australia with a Bachelor's degree in Laws and a Bachelor's degree in Commerce, majoring in Accountancy.

     LIQUN CHEN is General Manager, China, of AsiaSat, in which capacity he is responsible for marketing transponder capacity and managing customer relations in the China market. He had been on secondment to AsiaSat from his employer, CITIC, since 1989 and became a permanent employee of AsiaSat in January 1997. He graduated with a Master of Business Administration degree from the University of Leuven in Belgium and a Bachelor of Science degree in Electronics and Industrial Automation from Tsinghua University, China. Prior to being seconded to the Company, he worked for CITIC.

     DR. YA HUI CHIU is General Manager, Operations, of AsiaSat, in which capacity he is responsible for maintaining and operating the Company's satellites. He has 22 years experience in telecommunications engineering and operations, with the last 19 years being in the satellite communications area. He received his Bachelor of Science degree from National Taiwan University and his M. Phil and Ph.D. degrees from Yale University, all in Physics.

     SABRINA CUBBON is General Manager, Marketing, of AsiaSat, in which capacity she is responsible for sales and marketing, business development, corporate affairs and market research. She has over 21 years of marketing experience in the telecommunications industry. Prior to joining AsiaSat in August 1992, she was employed by Case Communications, a Hong Kong company, between 1987 and 1992 as Regional Manager Asia-Pacific responsible for the sales and marketing activities to multinational clients. She graduated from the University of Manchester, United Kingdom with a Masters degree in Electronic and Electrical Engineering, specializing in cryptography.

     DENIS LAU is General Manager, Finance and Administration and the Secretary of the Company. He joined Hong Kong Telecom (now known as PCCW) in 1974 and held a number of senior positions, including the Assistant Group Chief Accountant, before being seconded to AsiaSat in 1988. He became a permanent employee of AsiaSat in September 1996. He is a qualified accountant and secretary by profession and has over 34 years experience in the fields of accounting and finance. He holds a Diploma in Management Executive Development from the Chinese University of Hong Kong, a Fellowship of The Association of Chartered Certified Accountants in the United Kingdom and the Hong Kong Institute of Certified Public Accountants and is an Associate of The Institute of Chartered Secretaries and Administrators in the United Kingdom. Prior to joining Hong Kong Telecom, he worked for Esso, Union Carbide and Shaw Brothers.

     BARRY TURNER is General Manager, Engineering of AsiaSat. He joined AsiaSat in 1997 as Deputy General Manager of Engineering and was appointed to his present position in May 1998. He has 31 years of experience in the satellite communications industry and has held senior and executive management positions in Engineering and in Sales and Marketing at Telesat Canada and in Strategic Planning at TMI Communications Inc. He holds a Bachelor's degree in Electrical Engineer from the Technical University of Nova Scotia, Canada, and a Masters degree in Business Administration from the University of Ottawa, Canada.

     Except for Mr. Bednarek and Ms. Dickins, who are brother-in-law and sister-in-law, there is no family relationship between any director or executive officer and any other director or executive officer of the Company.

                                  COMPENSATION

     The aggregate compensation paid by AsiaSat to all directors and officers of the Company for 2004 and 2005 was approximately HK$35.8 million and HK$27.5 million, respectively. This compensation included payments of HK$0.5 million (2004: HK$0.5 million) and HK$0.5 million (2004: HK$0.5 million) to SES GLOBAL S.A. and a subsidiary of CITIC, the major shareholders of the Company, respectively, for certain Non-Executive Directors representing SES GLOBAL S.A. and CITIC. The decrease was largely attributable to a reduction in the amount of performance bonus of HK$9.2 million.

     CERTAIN SERVICE AGREEMENTS

     PETER JACKSON. Mr. Jackson was seconded to the Company by Cable & Wireless plc prior to June 1996, when he entered into a service agreement (the "Jackson Service Agreement") with the Company pursuant to which he became its Chief Executive Officer.

     The Jackson Service Agreement was for an initial fixed term of three years. Following the initial fixed term, the Jackson Service Agreement may be terminated by either party giving not less than 12 months' notice. Mr. Jackson currently is entitled to a gross annual salary of HK$2.7 million per annum, together with a housing allowance including utilities of up to HK$1.5 million per annum, which up to December 31, 2005 was paid directly by the Company to the landlord. Mr. Jackson is also entitled to an additional annual bonus based upon the Company's performance. Mr. Jackson is eligible to participate in the Share Option Scheme (as defined herein). He is also entitled to participate in the Company's medical scheme and in the Company's provident fund or any other AsiaSat pension scheme.

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

     The Wade Service Agreement was for an initial fixed term of two years. Following the initial fixed term, the Wade Service Agreement may be terminated by either party giving not less than six months' notice. Mr. Wade is entitled to a gross annual salary of HK$2.1 million per annum, together with a housing allowance including utilities of up to HK$1.1 million per annum, which is paid directly by the Company to the landlord. Mr. Wade is also entitled to an additional annual bonus based upon the Company's performance. Mr. Wade is eligible to participate in the Share Option Scheme. He is also entitled to participate in the Company's medical scheme and the Company's provident fund or any other AsiaSat pension scheme.

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

                                 BOARD PRACTICES

     The Board of Directors of the Company (the "Board") is vested with the broadest powers to perform all acts in the interest of the Company. The Board has adopted certain corporate governance guidelines (the "Guidelines") relating to Board membership, Board conduct and Board committee issues. A summary of the significant differences between the Company's corporate governance practices and those required by the NYSE Corporate Governance Standards for Domestic Companies is available at http://www.asiasat.com/eng/04_investor/ governance/Comparison.pdf.

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

     The audit committee shall have three or more members who shall be independent non-executive directors unless an applicable exemption is available under the rules promulgated by the U.S. Securities and Exchange Commission. The quorum for the committee shall be two voting members. The chairman of the committee shall be appointed by the Board or, if it does not do so, the members of the audit committee shall elect a chairman by a vote of the majority of the voting members of the audit committee. The committee comprises Messrs. Robert Sze (Chairman), Edward Chen,
R. Donald Fullerton (resigned May 30, 2006), Wei Min Ju and Mark Rigolle. Messrs. Wei Min Ju and Mark Rigolle have only observer status on the audit committee and are non-voting members nominated by CITIC and SES GLOBAL under an exemption to the independence requirement.

     The Company has also established a remuneration committee. The committee is responsible for, among other things, considering and reviewing the remuneration packages of the executive directors and the emoluments of the non-executive directors prior to approval of award by the Board. The committee also reviews the remuneration packages of the employees of the Company. The committee shall have three members and the quorum for the committee shall be two. The chairman of the committee shall be an independent non-executive director and appointed by the Board. The committee comprises Messrs. R. Donald Fullerton (Chairman, resigned May 30, 2006), Wei Min Ju and Mark Rigolle.

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

                                    EMPLOYEES

     As of December 31, 2005, the Company had 95 permanent employees, of which eight employees were in management, 38 employees were in engineering and operations and 31 employees were in sales and marketing. The remaining 18 employees were engaged in administrative, accounting, legal and regulatory activities. The Company has 80 employees in Hong Kong and 15 employees in Beijing.

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

     At December 31, 2005, outstanding options granted under the Share Option Scheme (including those previously granted under the old scheme) were as follows:

      EXERCISE PERIOD                OPTION PRICE         NUMBER OF SHARES
                                          HK$
------------------------------------------------------------------------------

Nov 26, 1999 to Nov 25, 2006             17.48                1,634,000

Oct 1, 2002 to Sept 30, 2009             17.48                1,655,000

Feb 4, 2004 to Feb 3, 2012               14.35                3,311,500
                                                          --------------------
                                                              6,600,500
                                                          ====================

     As of 31 May 2006, Romain Bausch, the Chairman and a Non-Executive Director of the Company, has been granted 100,000 options, exercisable from February 4, 2004 to February 3, 2012.

     As of May 31, 2006, Zeng Xin Mi, the Deputy Chairman and a Non-Executive Director of the Company, has been granted 100,000 options, exercisable from February 4, 2004 to February 3, 2012.

     As of May 31, 2006, Edward Chen, an Independent Non-Executive Director of the Company, has been granted 50,000 options, exercisable from February 4, 2004 to February 3, 2012.

     As of May 31, 2006, Yu Cheng Ding, a Non-Executive Director of the Company, has been granted 50,000 options, exercisable from February 4, 2004 to February 3, 2012.

     As of May 30, 2006, R. Donald Fullerton, an Independent Non-Executive Director of the Company, has been granted 75,000 options, exercisable from February 4, 2004 to February 3, 2012. Mr. Fullerton's options expired unexercised upon his resignation from the Company on May 30, 2006.

     As of May 31, 2006, Wei Min Ju, a Non-Executive Director of the Company, has been granted 50,000 options, exercisable from February 4, 2004 to February 3, 2012.

     As of May 31, 2006, Robert Sze, an Independent Non-Executive Director of the Company, has been granted 75,000 options, exercisable from February 4, 2004 to February 3, 2012.

     As of May 31, 2006, Peter Jackson, an Executive Director and the Chief Executive Officer of the Company, has been granted 915,000 options, exercisable from November 26, 1999 to February 3, 2012.

     As of May 31, 2006, William Wade, an Executive Director and the Deputy Chief Executive Officer of the Company, has been granted 760,000 options, exercisable from November 26, 1999 to February 3, 2012.

     Under SES company policy, the options granted to directors of the Company appointed by SES are held for the benefit of SES.


ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

                               MAJOR SHAREHOLDERS

     The following table sets forth certain information regarding ownership of the Company's voting securities as of May 31, 2006 by (i) all persons who are known by the Company to be the beneficial owner of more than five percent (5%) of any class of the Company's voting securities and (ii) the total number of any class of the Company's voting securities owned by the officers and directors of the Company as a group.

TITLE OF CLASS        IDENTITY OF PERSON OR GROUP        SHARES OWNED       PERCENT OF CLASS
------------------------------------------------------------------------------------------------
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

                            RELATED PARTY TRANSACTION

     Certain members of the Board of Directors of the Company also serve as directors and executive officers of the current Shareholders. These individuals include Romain Bausch, Robert Bednarek, Zeng Xin Mi, Wei Min Ju, Mark Rigolle, Fai Wong Ko and Cynthia Dickins. See "Directors, Senior Management and Employees."

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

     AsiaSat has from time to time conducted transactions as described below with the Shareholders, their affiliates and other connected persons. Unless otherwise indicated, the following arrangements will continue to be conducted on the same basis:

     (i) Since 1996, CITIC Guoan Information Industry Company Limited ("Guoan"), a subsidiary of CITIC, has entered into capacity agreements to utilize transponder capacity on the Company's satellites from time to time on normal commercial terms. The two current agreements have a term of one year starting from July 1, 2005 and June 1, 2005, respectively. The transponder capacity utilized under both agreements is used to provide domestic private network services within China. The total amount of revenue recognized by the Company during 2004 and 2005, respectively, under these agreements was approximately HK$3.1 million (US$0.4 million) and HK$2.5 million (US$0.3 million).

     (ii) In 2004 and 2005, respectively, the Company paid an agency fee of HK$0.7 million and HK$0.7 million to CITIC Technology Company Limited, a subsidiary of CITIC, for collecting money from China customers on behalf of the Company.

     (iii) In 2004, a software license fee amounting to HK$49,000 was paid to SES ASTRA S.A.

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

     (v) In 2004 and 2005, the Company recognized rental income from leasing satellite transponder capacity amounting to approximately HK$18.8 million and HK$32.2 million (US$4.1 million), respectively, and no maintenance and other services income from SpeedCast Holdings Limited.

     (vi) In 2005, the Company made payments to SES GLOBAL and a subsidiary of CITIC amounting to HK$0.5 million (2004: HK$0.5 million; 2003: HK$0.5 million) and HK$0.5 million (2004: HK$0.5 million; 2003: HK$0.5 million) respectively, for certain Non-Executive Directors representing SES GLOBAL and CITIC.

     (vii) In 2004, AsiaSat entered into an agreement with Beijing Asia pursuant to which AsiaSat agreed to provide Beijing Asia with up to HK$12.0 million (US$1.5 million) in transponder capacity payable on a deferred basis.

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

     The following table details the total amount of annual dividends and the gross dividends paid, together with certain additional information, for 2003, 2004 and 2005.

                                                                            -----------------------------
                                                                                  FOR THE YEAR ENDED
                                                                                      DECEMBER 31
                                                                            -----------------------------
                                                                              2003       2004       2005
                                                                            -----------------------------
Net income (in HK Dollars in millions)...............................          424       431         366
Ordinary dividend paid (in HK Dollars in millions)...................          105       125         137
Ordinary dividend paid per Share (in HK cents).......................           27        32          35
Ordinary dividend proposed (in HK Dollars in millions)...............           94       105         105
Ordinary dividend proposed per Share (in HK cents) ..................           24        27          27
Special dividend paid (in HK Dollars in millions) ...................           98        -            -
Special dividend paid per share (in HK cents) .......................           25        -            -

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

    SIGNIFICANT CHANGES

     There have been no significant changes in the Company's business, operations or financial condition since December 31, 2005.


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

                                                        NEW YORK STOCK EXCHANGE        HONG KONG STOCK EXCHANGE
                                                               (IN US$)                        (IN HK$)
                                                         HIGH             LOW            HIGH            LOW
                                                         ----             ---            ----            ---
2001 .........................................          26.25            11.00           20.25           8.35
2002 .........................................          18.90            10.95           15.00           8.90
2003 .........................................          19.43            11.66           14.90           9.25
2004 .........................................          22.11            15.20           17.30          11.70
Quarter Ending March 31, 2004.................          22.11            17.00           17.30          13.40
Quarter Ending June 30, 2004..................          18.35            15.20           14.25          11.70
Quarter Ending September 30, 2004.............          19.50            16.40           15.10          12.75
Quarter Ending December 31, 2004..............          19.78            18.27           15.60          14.50
2005 .........................................          20.55            16.50           18.00          12.40
Quarter Ending March 31, 2005.................          19.09            18.20           15.10          14.15
Quarter Ending June 30, 2005..................          19.38            17.11           15.15          13.50
Quarter Ending September 30, 2005.............          20.55            17.60           16.40          13.60
Quarter Ending December 31, 2005..............          19.02            16.50           18.00          12.40
2006..........................................          19.40            16.15           14.85          12.20
January 2006..................................          18.10            16.28           14.00          12.40
February 2006.................................          17.30            16.15           13.70          12.20
March 2006....................................          19.40            17.05           14.85          13.25
Quarter Ending March 31, 2006.................          19.40            16.15           14.85          12.20
April 2006....................................          18.35            16.85           13.75          13.00
May 2006......................................          17.66            16.71           14.00          13.05

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

     o Lease Agreement, dated March 12, 2001, between AsiaSat and the Hong Kong Industrial Estates Corporation (the "Tai Po Lease Agreement"). Pursuant to the Tai Po Lease Agreement, the Hong Kong Industrial Estates Corporation agreed to grant to AsiaSat rights to the Tai Po Site, for a period of sixty (60) months, for the purpose of constructing a satellite earth station and other structures, and thereafter to lease to

         AsiaSat the Tai Po Site up to 2047. AsiaSat paid a lump sum of HK$25.9 million (US$3.3 million) for the lease of the Tai Po Site and agreed to pay an annual rent of 3% of the ratable value of the Tai Po Site as well as an annual sum of HK$36,824 for management and maintenance charges.

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

     o AsiaSat 5 Contract for One Spacecraft Delivered On-Ground and Associated Equipment and Services (the "Construction Agreement"), dated April 28, 2006, between AsiaSat and Space Systems/Loral, Inc. (the "Construction Contractor"). Pursuant to the Construction
         Agreement, the Construction Contractor will design, assemble and construct AsiaSat 5. The estimated total consideration for the project and the launch is HK$1,404.0 million (US$180.0 million).

     o Contract for Land Launch Services (the "Launch Contract"), dated May 8, 2006, between AsiaSat and Sea Launch Limited Partnership the ("Launch Contractor"). Pursuant to the Launch Contract, the Launch Contractor will provide services associated with the launch of AsiaSat 5 in the Baikonur Space Centre in Kazakhstan.

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

     DOCUMENTS ON DISPLAY

     The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934 and will file reports and other information with the Securities and Exchange Commission ("SEC"). You may examine the reports and other information that the Company files, without charge, at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C., 20549. You may also receive copies of these materials by mail from the SEC's Public Reference Branch at 450 Fifth Street, N.W., Washington, D.C., 20549. For more information on the public reference rooms, call the SEC at 1-800-SEC-0330.

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

     INTEREST RATE FLUCTUATIONS

     As of December 31, 2005, no borrowings consisted of floating rate borrowings.

     The Company will be exposed to interest rate fluctuations in the event of any borrowings under a future loan arrangement and any change in interest rate could affect its results of operations and cash flows. As of December 31, 2005 the Company had no outstanding borrowings.

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

     AUDIT FEES

     The aggregate fees incurred by the Company in each of 2004 and 2005 was HK$0.7 million and HK$0.8 million, respectively, for professional services rendered by the Principal Accountants, for the audit or review of the Company's financial statements.

     AUDIT-RELATED FEES

     The aggregate fees incurred by the Company in each of 2004 and 2005 was HK$9,000 and HK$142,000, respectively, for assurance and related services by the Principal Accountants that are reasonably related to the performance of the audit or review of the Company's financial statements and were not otherwise reported under the paragraph entitled "Audit Fees" above.

     TAX FEES

     The aggregate fees incurred by the Company in each of 2004 and 2005 was HK$529,000 and HK$89,000, respectively, for professional services rendered by the Principal Accountant(s) for tax compliance, tax advice and tax planning. The nature of the services includes services rendered in respect of tax in Hong Kong and, for 2004, services rendered by DTT in respect of tax in other jurisdictions amounted to HK$449,000.

     ALL OTHER FEES

     The aggregate fees incurred by the Company in each of 2004 and 2005 was HK$0.3 million and HK$0.8 million, respectively, for products and services provided by the Principal Accountant(s), other than for services described in the paragraphs above. The nature of the services includes the provision of professional advisory services in relation to internal control assessment required by the Sarbanes-Oxley Act of the United States.

     None of the services described above were provided under the de minimus exception set forth in Rule 2-01(c)(7)(i)(c) under Regulation S-X.

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

     EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     The audit committee of the Company currently comprises of Messrs. Robert Sze (Chairman), Edward Chen, Wei Min Ju and Mark Rigolle. Messrs. Wei Min Ju and Mark Rigolle have only observer status on the audit committee and are non-voting members nominated by CITIC and SES GLOBAL, controlling shareholders of the Company. Their appointment to the audit committee is in reliance on an exemption from the audit committee independence requirements that is available to foreign private issuers under Rule 10A-3(b)(1)((iv)(D) promulgated under the Securities Exchange Act of 1934, as amended. Messrs. Wei Min Ju and Mark Rigolle are not executive officers of the Company and satisfy the "no compensation" requirement under Rule 10A-3(b)(1(ii)(A). The Company believes that their appointment to the audit committee does not materially adversely affect the ability of the audit committee to act independently and to satisfy the other requirements of Rule 10A-3.


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

           Consolidated Balance Sheets.....................................F-5

           Consolidated Statement of Changes in Shareholders' Equity.......F-6

           Consolidated Statements of Cash Flows...........................F-7

           Notes to the Consolidated Financial Statements..................F-8



     (b) Exhibits to this Annual Report:

     NUMBER                               EXHIBIT
-------------------------------------------------------------------------------
       1.1. Memorandum of Association and Bye-laws (incorporated by reference to Exhibit 3.1 of the Company's Registration Statement on Form F-1, File No.3334856).
       4.1. Service Agreement, dated June 5, 1996, between the Company and Peter Jackson (incorporated by reference to Exhibit 10.16 of the Company's Registration Statement on Form F-1, File No.3334856).
       4.2. Service Agreement, dated June 3, 1996, between the Company and William D. Wade (incorporated by reference to Exhibit
                  10.17 of the Company's Registration Statement on Form F-1, File No.3334856).
       4.3. Amendment 9 to Contract No. AsiaSat-3-001/95, dated March 6, 1998, between Hughes Space and Communications International, Inc. Asia Satellite Telecommunications Company Limited (incorporated by reference to Exhibit 1 on Form 20-F for fiscal year 1997, File No.3334856).
       4.4. Contract for Launch Services, dated March 17, 1998, between Lockheed-Khrunichev-Energia International, Inc. and Asia Satellite Telecommunications Company Limited (incorporated by reference to Exhibit 2 on Form 20-F for fiscal year 1997, File No.3334856).
       4.5. Subscription Agreement made on March 21, 2000, between Tech System Limited, Asia Satellite Telecommunications Company Limited and PhoenixNet Holdings Limited (incorporated by reference to Exhibit 2 on Form 20-F for fiscal year 1999, File No.3334856).
       4.6. Shareholders' Agreement dated as of April 6, 2000, among Asia Satellite Telecommunications Company Limited, Tech System Limited, TVG Asia Communications Fund II and PhoenixNet Holdings Limited (incorporated by reference to Exhibit 3 on Form 20-F for fiscal year 1999, File No.3334856).
       4.9. Amendment 5 to Contract No. AsiaSat-3B/4 dated September 7, 2000, between Asia Satellite Telecommunications Company Limited and Hughes Space and Communications International, Inc. (incorporated by reference to Exhibit 4.9 on Form 20-F for fiscal year 2000, File No.3334856).*
      4.10. Contract for Launch Services LKEB-0009-0807 dated September 19, 2000, between AsiaSat and Lockheed Martin Commercial Launch Services, Inc. (incorporated by reference to Exhibit
                  4.10 on Form 20-F for fiscal year 2000, File No.3334856).*
      4.11. Amended and Restated Deposit Agreement (incorporated by reference to Exhibit A to the Registration Statement on Form F-6, File No.333-13900, relating to the Company's American Depositary Shares).
      4.12. Share Option Scheme, dated January 25, 2002, of the Company (incorporated by reference to Exhibit 4.11 on Form 20-F for fiscal year 2001).
      4.13. Lease Agreement, dated March 12, 2001, between AsiaSat and the Hong Kong Industrial Estates Corporation (incorporated by reference to Exhibit 4.12 on Form 20-F for fiscal year 2002).
      4.14. Construction Contract Agreement, dated March 4, 2002, between AsiaSat and Leighton Contractors (Asia) Limited (incorporated by reference to Exhibit 4.13 on Form 20-F for fiscal year
                  2002).

      4.15. Lease Agreement, dated January 26, 2005, between Asia Satellite Telecommunications Company Limited and Perfect Win Properties Limited (incorporated by reference to Exhibit 4.15 on Form 20-F for fiscal year 2004).
      4.16. Equity Joint Venture Contract, dated March 29, 2004, between Asia Satellite Telecommunications Company Limited and Sky Networks Communications Group Company Limited (incorporated by reference to Exhibit 4.16 on Form 20-F for fiscal year
                  2004).
      4.17. Subscription Agreement, dated November 30, 2004, among Asia Satellite Telecommunications Company Limited, Macau Cable TV, Limited, Pacific Satellite International Limited and Skywave TV Company Limited (incorporated by reference to Exhibit 4.17 on Form 20-F for fiscal year 2004).
      4.18. Shareholders Agreement, dated November 30, 2004, among Asia Satellite Telecommunications Company Limited, Macau Cable TV, Limited and Pacific Satellite International Limited (incorporated by reference to Exhibit 4.18 on Form 20-F for fiscal year 2004).
      4.19 AsiaSat 5 Contract for One Spacecraft Delivered On-Ground and Associated Equipment and Services, dated April 28, 2006 between AsiaSat and Space Systems/Loral, Inc.*
      4.20 Contract for Land Launch Services, dated May 8, 2006 between AsiaSat and Sea Launch Limited Partnership*
       8.1. Subsidiaries of the Registrant (included on page 11 of this Annual Report). 12.1 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
      12.2 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
      13.1 Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
      13.2 Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

-----------------

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

                                           ASIA SATELLITE TELECOMMUNICATIONS
                                           HOLDINGS LIMITED



                                           By: /s/ Peter Jackson
                                           -----------------------------------
                                           Peter Jackson
                                           Director and Chief Executive Officer





Date: June 19, 2006

==============================================================================




ASIA SATELLITE TELECOMMUNICATIONS
HOLDINGS LIMITED


CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM





==============================================================================

-------------------------------------------------------------------------------
ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
-------------------------------------------------------------------------------


INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS


Report of Independent Registered Public Accounting Firm for the years ended

  December 31, 2004 and 2005...............................................F-2

Report of Independent Registered Public Accounting Firm for the year ended

  December 31, 2003........................................................F-3

Consolidated Balance Sheets at December 31, 2004 and 2005..................F-4

Consolidated Statements of Operations for the years ended

  December 31, 2003, 2004 and 2005.........................................F-5

Consolidated Statements of Changes in Equity for the years ended

  December 31, 2003, 2004 and 2005.........................................F-6

Consolidated Statements of Cash Flows for the years ended

  December 31, 2003, 2004 and 2005.........................................F-7

Notes to the Consolidated Financial Statements.............................F-8

-------------------------------------------------------------------------------
ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
-------------------------------------------------------------------------------


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors and Shareholders of

Asia Satellite Telecommunications Holdings Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in equity and cash flow statements present fairly, in all material respects, the financial position of Asia Satellite Telecommunications Holdings Limited and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in Hong Kong. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in note 2 to the consolidated financial statements, the Group adopted the Revised Hong Kong Financial Reporting Standards ("HKFRS") in 2005, which, with the exception of HKASs 2, 3 and 16, require retroactive application.

Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 32 to the consolidated financial statements.



/s/ PricewaterhouseCoopers

Hong Kong

June 19, 2006

-------------------------------------------------------------------------------
ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
-------------------------------------------------------------------------------


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors and Shareholders of

Asia Satellite Telecommunications Holdings Limited


We have audited the accompanying consolidated statements of operations, changes in equity and cash flows of Asia Satellite Telecommunications Holdings Limited and subsidiaries for the year ended December 31, 2003, all expressed in Hong Kong dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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


In our opinion, such consolidated financial statements present fairly, in all material respects, the results and the cash flows of Asia Satellite Telecommunications Holdings Limited and its subsidiaries for the year ended December 31, 2003, in conformity with accounting principles generally accepted in Hong Kong.


Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for the year ended December 31, 2003, to the extent summarized in Note 32.



/s/ Deloitte Touche Tohmatsu

Hong Kong

March 11, 2004, except for consolidated statement of changes in equity for the year ended December 31, 2003 and notes 15, 19, 20, 23 and 27 which are dated June 5, 2006

-------------------------------------------------------------------------------
ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
-------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEET
                                                                          AS AT DECEMBER 31
                                                         ----------------------------------------------------
                                                 NOTE                                            RESTATED
                                                                2005               2005              2004
                                                             US$'000            HK$'000           HK$'000
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment                      7         336,014          2,620,911         2,894,467
Leasehold land and land use rights                 6           3,102             24,199            24,782
Intangible assets                                  8             172              1,339                 -
Unbilled receivable                                           22,380            174,563           175,267
Interests in associates                           10           1,833             14,294            13,397
Amount paid to tax authority                      11          12,008             93,666            67,023
                                                         ---------------    -------------    ----------------
                                                             375,509          2,928,972         3,174,936
                                                         ---------------    -------------    ----------------
CURRENT ASSETS
Inventories                                       13              56                434               416
Trade and other receivables                       12          15,204            118,598           137,478
Other loan receivable                                              -                  -             2,062
Cash and cash equivalents                         14         209,683          1,635,526         1,234,355
                                                         ---------------    -------------    ----------------
                                                             224,943          1,754,558         1,374,311
                                                         ---------------    -------------    ----------------
TOTAL ASSETS                                                 600,452          4,683,530         4,549,247
                                                         ===============    =============    ================

EQUITY
Capital and reserves attributable to the
   Company's equity holders
Share capital                                     15           5,003             39,027            39,027
Share premium                                                    592              4,614             4,614
Retained earnings
-  Proposed final dividend                        26          13,509            105,372           105,372
-  Others                                                    507,074          3,955,175         3,725,584
                                                         ---------------    -------------    ----------------
                                                             526,178          4,104,188         3,874,597
Minority interests                                               710              5,537             6,356
                                                         ---------------    -------------    ----------------

TOTAL EQUITY                                                 526,888          4,109,725         3,880,953
                                                         ---------------    -------------    ----------------

LIABILITIES
NON-CURRENT LIABILITIES
Deferred income tax liabilities                   17          24,699            192,654           205,258
Deferred revenue                                  16          11,238             87,654           111,844
                                                         ---------------    -------------    ----------------
                                                              35,937            280,308           317,102
                                                         ---------------    -------------    ----------------
CURRENT LIABILITIES
Construction payables                                            397              3,096             4,989
Other payables and accrued expenses                            8,220             64,118            65,322
Deferred revenue                                  16          19,485            151,982           175,043
Current income tax liabilities                                 9,510             74,180           105,717
Dividend payable                                                  15                121               121
                                                         ---------------    -------------    ----------------
                                                              37,627            293,497           351,192
                                                         ---------------    -------------    ----------------
TOTAL LIABILITIES                                             73,564            573,805           668,294
                                                         ---------------    -------------    ----------------

TOTAL EQUITY AND LIABILITIES                                 660,452          4,683,530         4,549,247
                                                         ===============    =============    ================

NET CURRENT ASSETS                                           187,316          1,461,061         1,023,119
                                                         ===============    =============    ================

TOTAL ASSETS LESS CURRENT LIABILITIES                        562,825          4,390,033         4,198,055
                                                         ===============    =============    ================

Commitments and contingencies                  28, 30

The accompanying footnotes are an integral part of these consolidated financial statements.

-------------------------------------------------------------------------------
ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
-------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                        YEAR ENDED DECEMBER 31
                                                  -------------------------------------------------------------------
                                           NOTE         2005              2005              2004             2003
                                                     US$'000           HK$'000           HK$'000          HK$'000

Sales                                        5       112,783           879,705         1,004,982          896,233
Cost of services                            19       (53,722)         (419,029)         (420,490)        (313,265)
                                                  ------------     --------------    -------------    ---------------
GROSS PROFIT                                          59,061           460,676           584,492          582,968
Other gains - net                           18         5,604            43,711            21,982            5,793
Administrative expenses                     19       (10,754)          (83,880)         (102,477)         (56,125)
                                                  ------------     --------------    -------------    ---------------
OPERATING PROFIT                                      53,911           420,507           503,997          532,636
Finance costs                               21             -                 -                (1)          (3,029)
Share of loss of associates                             (496)           (3,872)          (12,380)         (17,521)
                                                  ------------     --------------    -------------    ---------------
PROFIT BEFORE INCOME TAX                              53,415           416,635           491,616          512,086
Income tax expense                          22        (6,573)          (51,270)          (60,536)         (87,598)
                                                  ------------     --------------    -------------    ---------------
PROFIT FOR THE YEAR                                   46,842           365,365           431,080          424,488
                                                  ============     ==============    =============    ===============

Attributable to:
Equity holders of the Company               24        46,947           366,184           431,216          424,488
Minority interests                                      (105)             (819)             (136)               -
                                                  ------------     --------------    -------------    ---------------
                                                      46,842           365,365           431,080          424,488
                                                  ============     ==============    =============    ===============

EARNINGS PER SHARE FOR PROFIT
   ATTRIBUTABLE TO THE EQUITY HOLDERS OF
   THE COMPANY DURING THE YEAR
   (expressed in US$/HK$ per share)

- basic                                     25      US$0.12           HK$0.94          HK$1.10           HK$1.09
                                                  ============     ==============    =============    ===============

- diluted                                   25      US$0.12           HK$0.94          HK$1.10           HK$1.09
                                                  ============     ==============    =============    ===============


DIVIDENDS                                   26        17,512           136,593           136,593          124,885
                                                  ============     ==============    =============    ===============

The accompanying footnotes are an integral part of these consolidated financial statements.

-------------------------------------------------------------------------------
ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
-------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

                                                                       ATTRIBUTABLE TO EQUITY HOLDERS     MINORITY
                                                NOTE                           OF THE COMPANY             INTERESTS        TOTAL
                                                                      ---------------------------------
                                                           NUMBER OF     SHARE      SHARE     RETAINED
                                                              SHARES    CAPITAL    PREMIUM    EARNINGS
                                                       (in thousand)    HK$'000    HK$'000     HK$'000      HK$'000      HK$'000
BALANCE AT JANUARY 1, 2003, as
   previously reported as equity                             390,266     39,027      4,614   3,303,075           -     3,346,716
BALANCE AT JANUARY 1, 2003, as
   previously separately reported as                                       -          -              -         492           492
   minority interests
                                                                      ---------- ---------- -----------   ----------   ----------
BALANCE AT JANUARY 1, 2003, as restated                      390,266     39,027      4,614   3,303,075         492     3,347,208
                                                                      ---------- ---------- -----------   ----------   ----------

Profit for the year                                                        -          -        424,488           -       424,488
Final dividend relating to 2002                                            -          -        (74,151)          -       (74,151)
Special dividend relating to 2002                                          -          -        (97,566)          -       (97,566)
Interim dividend relating to 2003                26                        -          -        (31,221)          -       (31,221)
Minority interests                                                         -          -              -           -             -
                                                                      ---------- ---------- -----------   ----------   ----------
                                                                           -          -        221,550           -       221,550
                                                                      ---------- ---------- -----------   ----------   ----------

BALANCE AT DECEMBER 31, 2003                                 390,266     39,027      4,614   3,524,625         492     3,568,758
                                                                      ========== ========== ===========   ==========   ==========

BALANCE AT JANUARY 1, 2004, as per above                     390,266     39,027      4,614   3,524,625         492     3,568,758

Profit/(Loss) for the year                                                 -          -        431,216        (136)      431,080
Final dividend relating to 2003                  26                        -          -        (93,664)          -       (93,664)
Interim dividend relating to 2004                26                        -          -        (31,221)          -       (31,221)
Minority interests                               29                        -          -              -       6,000         6,000
                                                                      ---------- ---------- -----------   ----------   ----------
                                                                           -          -        306,331       5,864       312,195
                                                                      ---------- ---------- -----------   ----------   ----------

BALANCE AT DECEMBER 31, 2004                                 390,266     39,027      4,614   3,830,956       6,356     3,880,953
                                                                      ========== ========== ===========   ==========   ==========

BALANCE AT JANUARY 1, 2005, as per above                     390,266     39,027      4,614   3,830,956       6,356     3,880,953

Profit/(Loss) for the year                                                 -          -        366,184        (819)      365,365
Final dividend relating to 2004                  26                        -          -       (105,372)          -      (105,372)
Interim dividend relating to 2005                26                        -          -        (31,221)          -       (31,221)
                                                                      ---------- ---------- -----------   ----------   ----------
                                                                           -          -        229,591        (819)      228,772
                                                                      ---------- ---------- -----------   ----------   ----------

BALANCE AT DECEMBER 31, 2005                                 390,266     39,027      4,614   4,060,547       5,537     4,109,725
                                                                      ========== ========== ===========   ==========   ==========

The accompany footnotes are an integral part of these consolidated financial statements.

-------------------------------------------------------------------------------
ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
-------------------------------------------------------------------------------

CONSOLIDATED CASH FLOW STATEMENT

                                                                                    YEAR ENDED DECEMBER 31
                                                                  ------------------------------------------------------------
                                                          NOTE          2005            2005            2004            2003

                                                                     US$'000         HK$'000         HK$'000         HK$'000

CASH FLOWS FROM OPERATING ACTIVITIES
Cash generated from operations                             27         78,169         609,717         779,413         690,389
Hong Kong Profits Tax paid                                           (10,152)        (79,186)        (10,934)        (48,977)
Overseas tax paid                                                     (2,075)        (16,181)        (17,667)        (13,878)
                                                                  ------------    ------------    ------------    ------------
Net cash generated from operating activities                          65,942         514,350         750,812         627,534
                                                                  ------------    ------------    ------------    ------------

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment                             (3,033)        (23,659)        (47,672)       (162,196)
Loan to an associate                                       31              -               -          (1,301)         (7,279)
Loan to an independent third party                                         -               -          (3,778)              -
Repayment of loan from an associate                        31            650           5,070           3,510               -
Repayment of loan from an independent third party                        264           2,062           1,716               -
Interest received                                                      5,107          39,833          20,290           4,858
Interest expense                                                           -               -              (1)              -
Proceeds from disposal of property, plant and equipment                   14             108             257              81
Purchase of interests in associates                                        -               -         (23,930)              -
                                                                  ------------    ------------    ------------    ------------
Net cash from/(used in) investing activities                           3,002          23,414         (50,909)       (164,536)
                                                                  ------------    ------------    ------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid                                             26        (17,512)       (136,593)       (124,885)       (202,938)
Cost of raising bank borrowing facility                                    -               -               -          (6,951)
                                                                  ------------    ------------    ------------    ------------
Net cash used in financing activities                                (17,512)       (136,593)       (124,885)       (209,889)
                                                                  ------------    ------------    ------------    ------------


NET INCREASE IN CASH AND CASH EQUIVALENTS                             51,432         401,171         575,018         253,109
Cash and cash equivalents at beginning of the year                   158,251       1,234,355         659,337         406,228
                                                                  ------------    ------------    ------------    ------------
CASH AND CASH EQUIVALENTS AT END OF THE YEAR,
   REPRESENTING BANK BALANCES AND CASH                     14        209,683       1,635,526       1,234,355         659,337
                                                                  ============    ============    ============    ============

The accompany footnotes are an integral part of these consolidated financial statements.

-------------------------------------------------------------------------------
ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
-------------------------------------------------------------------------------


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.   GENERAL INFORMATION

     Asia Satellite  Telecommunications  Holdings Limited (the Company) and its
     subsidiaries   (together  the  Group)  is  engaged  in  the  provision  of transponder capacity.

     The Company is a limited liability company incorporated in Bermuda as an exempted company under the Companies Act 1981 of Bermuda (as amended). The address of its registered office is 17th Floor, The Lee Gardens, 33 Hysan Avenue, Causeway Bay, Hong Kong.

     The Company's shares are listed on the New York Stock Exchange and The Stock Exchange of Hong Kong Limited (hereafter collectively referred to as the "Stock Exchange").

     These consolidated financial statements are presented in thousands of units of HK dollars (HK$'000), unless otherwise stated. These consolidated financial statements have been approved for issue by the Board of Directors on March 16, 2006 and signed on its behalf by Mr. JU Wei Min (Director) and Mr. Peter JACKSON (Director).

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

     2.1    BASIS OF PREPARATION

     The consolidated financial statements of the Group have been prepared in accordance with Hong Kong Financial Reporting Standards (HKFRSs) and have been prepared under the historical cost convention.

     The preparation of financial statements in conformity with HKFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in note 4.

     THE ADOPTION OF NEW / REVISED HKFRSS

     In 2005, the Group adopted the new / revised standards and interpretations of HKFRS below, which are relevant to its operations. The 2004 comparatives have been amended as required, in accordance with the relevant requirements.

     HKAS 1         Presentation of Financial Statements
     HKAS 2         Inventories
     HKAS 7         Cash Flow Statements
     HKAS 8         Accounting Policies, Changes in Accounting Estimates
                    and Errors
     HKAS 10        Events after the Balance Sheet Date
     HKAS 12        Income Taxes
     HKAS 14        Segment Reporting
     HKAS 16        Property, Plant and Equipment
     HKAS 17        Leases
     HKAS 18        Revenue
     HKAS 19        Employee Benefits
     HKAS 21        The Effects of Changes in Foreign Exchange Rates
     HKAS 23        Borrowing Costs
     HKAS 24        Related Party Disclosures
     HKAS 27        Consolidated and Separate Financial Statements
     HKAS 28        Investments in Associates
     HKAS 31        Investments in Joint Ventures
     HKAS 33        Earnings per Share
     HKAS 36        Impairment of Assets
     HKAS 37        Provisions, Contingent Liabilities and Contingent Assets
     HKAS 38        Intangible Assets
     HKFRS 2        Share-based Payments
     HKFRS 3        Business Combinations

-------------------------------------------------------------------------------
ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
-------------------------------------------------------------------------------


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     2.1    BASIS OF PREPARATION (continued)

     The adoption of new / revised HKASs did not result in substantial changes to the Group's existing accounting policies under HK GAAP. In summary:

     - HKAS 1 has affected the presentation of minority interests, share of net after-tax results of associates and other disclosures in the consolidated balance sheet, consolidated statement of operations and consolidated statement of changes in equity;

     - HKASs 2, 8,16, 21, 28 and 36 have affected certain disclosures in the financial statements;

     -   HKASs 7, 10,  12,  14,  18, 19, 23, 27, 31, 33 and 37 did not have any material impact as the Group's existing accounting policies have already complied with the standards in all material respects; and

     - HKAS 24 has affected the identification of related parties and the disclosure of related-party transactions.

     The adoption of revised HKAS 17 has resulted in a change in the accounting policy relating to the reclassification of leasehold land and land use rights from property, plant and equipment to operating leases. The up-front prepayments made for the leasehold land and land use rights are expensed in the statement of operations on a straight-line basis over the period of the lease. In prior years, the leasehold land was accounted for at cost less accumulated depreciation.

     The adoption of HKFRS 2 has resulted in a change in the accounting policy for share-based payments. Until December 31, 2004, the provision of share options to employees did not result in an expense in the statements of operations. Effective on January 1, 2005, the Company expenses the cost of share options in the statement of operations. As no share option was granted after November 7, 2002, no adjustment was required in the statement of operations of the respective years (note 2.15).

     The adoption of HKFRS 3, HKASs 36 and 38 results in a change in the accounting policy for goodwill. Until December 31, 2004, goodwill was:

     -   Amortized on a straight line basis over a period of 2 years; and

     -   Assessed for an indication of impairment at each balance sheet date.

     In accordance with the provisions of HKFRS 3 (note 2.7):

     -   The Group ceased amortization of goodwill from January 1, 2005;

     - Accumulated amortization as at December 31, 2004 has been eliminated with a corresponding decrease in the cost of goodwill;

     - For the year ended December 31, 2005 and onwards, goodwill is tested annually for impairment, as well as when there is indication of impairment.

     The Group has reassessed the useful lives of its intangible assets in accordance with the provisions of HKAS 38. No adjustment resulted from this reassessment.

     All changes in the accounting policies have been made in accordance with the transition provisions in the respective standards. All standards adopted by the Group require retrospective application other than:

     - HKAS 16 - the initial measurement of an item of property, plant and equipment acquired in an exchange of assets transaction is accounted at fair value prospectively only to future transactions;

     - HKFRS 2 - only retrospective application for all equity instruments granted after November 7, 2002 and not vested at January 1, 2005;

     -   HKFRS 3 - prospectively after the adoption date.

     There was no impact on opening retained earnings at January 1, 2004 from the adoption of HKASs 31 and 38, HKFRSs 2 and 3.

-------------------------------------------------------------------------------
ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
-------------------------------------------------------------------------------


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     2.1    BASIS OF PREPARATION (continued)

     THE ADOPTION OF REVISED HKAS 17
                                                            2005          2004
                                                         HK$'000       HK$'000
      Decrease in property, plant and equipment          (24,199)      (24,782)
      Increase in leasehold land and land use rights      24,199        24,782

     No early adoption of the following new Standards or Interpretations that have been issued but are not yet effective. The adoption of such Standards or Interpretations will not result in substantial changes to the Group's accounting policies.

     HKFRS-Int 4     Determining whether an Arrangement contains a Lease
     HKFRS 7         Financial Instruments: Disclosures

     2.2    CONSOLIDATION

     The consolidated financial statements include the financial statements of the Company and all its subsidiaries made up to December 31.

     (a)  Subsidiaries
     Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

     Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

     The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group`s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the statement of operations.

     Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

     In the Company's balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividend received and receivable.

     (b) Associates
     Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognized at cost. The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

     The Group's share of its associates' post-acquisition profits or losses is recognized in the statement of operations, and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

     Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

     In the Company's balance sheet the investments in associated companies are stated at cost less provision for impairment losses. The results of associated companies are accounted for by the Company on the basis of dividend received and receivable.

-------------------------------------------------------------------------------
ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
-------------------------------------------------------------------------------


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     2.3    SEGMENT REPORTING

     A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

     2.4    FOREIGN CURRENCY TRANSLATION

     (a)  Functional and presentation currency
     Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (`the functional currency"). The consolidated financial statements are presented in HK dollars, which is the Company's functional and presentation currency.

     (b)  Transactions and balances
     Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of operations.

     Translation differences on non-monetary items, such as equity instruments held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation difference on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

     (c)  Group companies
     The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

     (i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

     (ii) income and expenses for each statement of operations are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

     (iii) all resulting exchange differences are recognized as a separate component of equity.

     2.5    PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses.

     Buildings in the course of development for production, rental or administrative purposes or for purposes not yet determined, are carried at cost, less an identified impairment loss. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

     Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are expensed in the statement of operations during the financial year in which they are incurred.

     Depreciation of property, plant and equipment is calculated using the straight-line method to allocate cost or revalued amounts to their residual values over their estimated useful lives, at the following rates per annum:

     Satellites:
     -   AsiaSat 2                           8%
     -   AsiaSat 3S                          6.25%
     -   AsiaSat 4                           6.67%
     Buildings                               4%
     Tracking facilities                     10%-20%
     Furniture, fixtures and fittings        20%-33%
     Other equipment                         25%-33%
     Motor vehicles                          25%
     Plant and machinery                     20%

-------------------------------------------------------------------------------
ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
-------------------------------------------------------------------------------


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     2.5    PROPERTY, PLANT AND EQUIPMENT (continued)

     The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

     An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

     Gains and losses on the disposal of property, plant and equipment are included in other gains - net.

     2.6    INTANGIBLE ASSETS - LICENCE

     The licence is shown at historical cost. The licence has a definite useful life and is carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost of the licence over its estimated useful life (112 months).

     2.7    IMPAIRMENT OF ASSETS

     Assets that have an indefinite useful life are not subject to amortization, which are at least tested annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

     2.8    GOODWILL

     Goodwill represents the excess of the cost of an investment over the fair value of the Group's share of the net identifiable assets of the acquired associates at the date of investment. Goodwill on investment of associates is included in interests in associates. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

     Goodwill is allocated to cash-generating units for the purpose of impairment testing.

     2.9    INVENTORIES

     Inventories are stated at the lower of cost and net realizable value. Cost is determined using the first-in, first-out (FIFO) method, comprises all costs of purchase and other costs incurred in bringing the inventories to their present locations and conditions. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

     2.10   TRADE AND OTHER RECEIVABLES

     Trade and other receivables are recognized initially at fair value less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is recognized in the statement of operations.

     2.11  CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

     2.12   SHARE CAPITAL

     Ordinary shares are classified as equity.

     Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

-------------------------------------------------------------------------------
ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
-------------------------------------------------------------------------------


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     2.13   BORROWINGS

     Borrowings are recognized initially at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the statement of operations over the period of the borrowings using the effective interest method.

     2.14   DEFERRED INCOME TAX

     Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

     Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

     Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and jointly controlled entities, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

     2.15   EMPLOYEE BENEFITS

     (a)  Pension obligations
     The Group participates in defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The pension plans are generally funded by payments from employees and by the relevant Group companies. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due and are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

     (b)  Share-based compensation
     The Group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognizes the impact of the revision of original estimates, if any, in the statement of operations, and a corresponding adjustment to equity over the remaining vesting period.

     (c)  Profit-sharing and bonus plans
     The expected cost of profit sharing and bonus payments are recognized as a liability when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

     Liabilities for profit sharing and bonus plans are expected to be settled within 12 months and are measured at the amounts expected to be paid when they are settled.

-------------------------------------------------------------------------------
ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
-------------------------------------------------------------------------------


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     2.16   PROVISIONS

     Provisions for environmental restoration, restructuring costs and legal claims are recognized when: the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognized for future operating losses.

     Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

     2.17   REVENUE RECOGNITION

     Revenue from transponder utilization is recognized on a straight-line basis over the period of the agreements. The excess of revenue recognized on a straight-line basis over the amount received and receivable from customers in accordance with the contract terms is shown as unbilled receivable.

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

     Interest income is accrued on a time basis, by reference to the principal amounts outstanding and at the interest rate applicable.

     2.18   OPERATING LEASES (AS THE LESSEE)

     Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are expensed in the statement of operations on a straight-line basis over the period of the lease.

     2.19   DIVIDEND DISTRIBUTION

     Dividend distribution to the Company's shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved by the Company's shareholders.

-------------------------------------------------------------------------------
ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
-------------------------------------------------------------------------------


3.  FINANCIAL RISK MANAGEMENT

    3.1  FINANCIAL RISK FACTORS

     The Group's activities expose it to a variety of financial risks: foreign exchange risk, credit risk, and cash flow interest-rate risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group's financial performance.

     (a)  Foreign exchange risk
     During the year, almost all of the Group's revenues, premiums for satellite insurance coverage and substantially all capital expenditure were denominated in U.S. Dollars. The Group's remaining expenses were primarily denominated in Hong Kong Dollars. At December 31, 2005, almost all the Group's transponder utilization agreements, transponder purchase agreement, loan agreements, obligations to purchase telemetry, tracking and control equipment were denominated in U.S. Dollars. Hence, the Group does not have any significant currency exposure and does not need to hedge.

     (b)  Credit risk
     The Group has no significant concentrations of credit risk. The Group maintains provision for impairment of receivables and for estimated losses that result from the inability of its customers to make the required payments. The Group bases its provision on the likelihood of recoverability of account receivables based on past experience and current collection trends that are expected to continue. The Group's evaluation also includes the length of time the receivables are past due and the general business environment.

     (c)  Cash flow interest-rate risk
     As the Group has no significant interest-bearing assets or liabilities, the Group's income and operating cash flows are substantially independent of changes in market interest rates.

-------------------------------------------------------------------------------
ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
-------------------------------------------------------------------------------


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.   CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

     Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

     4.1   CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

     The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

     (a)  Estimated impairment of goodwill
     The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in note 2.7. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates.

     (b)  Income taxes
     The Group is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

     The issue of Indian tax is covered under Contingencies in note 28 below.

     (c)  Useful lives of in-orbit satellites
     The Group's operations are capital intensive and it has significant investments in satellites. The carrying value of the Group's in-orbit satellites (AsiaSat 2, AsiaSat 3S and AsiaSat 4) represented 52% of its total assets as of December 31, 2005 (December 31, 2004: 59%). The Group estimates the useful lives of satellites in order to determine the amount of depreciation expense to be recorded during the reported period. The useful lives are estimated at the time satellites are put into orbit and are based on historical experience with other satellites as well as the anticipated technological evolution or other environmental changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these satellites may need to be shortened, resulting in the recognition of increased depreciation in a future period. Similarly, if the actual lives of satellites are longer than the Group has estimated, the Group would have a smaller depreciation expense. As a result, if the Group's estimations of the useful lives of its satellites are not accurate or are required to be changed in the future, the Group's net income in future periods would be affected.

     (d)  Realizability of the carrying amounts of long-lived assets
     The Group is required to evaluate at each balance sheet date whether there is any indication that the carrying amounts of long-lived assets (primarily its satellites) may be impaired. If any such indication exists, the Group should estimate the recoverable amount of the long-lived assets. An impairment loss is recognized for the excess of the carrying amount of such long-lived assets over their recoverable amounts. The value in use is the discounted present value of the cash flows expected to arise from the continuing use of long-lived assets and cash arising from its disposal at the end of its useful life. The estimates of the cash flows are based on the terms and period of existing transponder utilization agreements ("Existing Agreements").

     Modifications to the terms of the Existing Agreements that result in shorter utilization periods than previously agreed and/or those that result in the reduction in agreed rates will result in a lower recoverable amount (if the discount rate used is not changed); which may, in turn, result in a situation wherein the recoverable amounts are less than the carrying amounts (therefore, an impairment loss would need to be recognized).

     (e) Provision for  impairment  of  receivables
     The issue is covered under credit risk in note 3.1 (b) above.

-------------------------------------------------------------------------------
ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
-------------------------------------------------------------------------------


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.   SALES AND SEGMENT INFORMATION

     SALES:

     The Group's sales is analyzed as follows:

                                                              2005               2004               2003
                                                           HK$'000            HK$'000            HK$'000
     Income from provision of satellite                    850,436            982,464            880,375
     transponder capacity
     Sales of satellite transponder capacity                24,491             20,518             15,858
     Other revenue                                           4,778              2,000                  -
                                                        --------------     --------------    ----------------
                                                           879,705          1,004,982            896,233
                                                        ==============     ==============    ================

     The Group has only one business segment, namely the operation, maintenance and provision of satellite telecommunication systems for broadcasting and telecommunications. The Group's primary reporting format for segment reporting purposes under HKAS 14 "Segment Reporting" is the geographical basis. For the purpose of classification, the country where the customer is incorporated is deemed to be the source of sales. However, the Group's operating assets consist primarily of its satellites which are used, or are intended for use, for transmission to multiple geographical areas and therefore cannot be allocated between geographical segments. Accordingly, no geographical analysis of expenses, assets and liabilities has been presented.

     The following table provides an analysis of the Group's sales by geographical markets:

                                                               2005              2004               2003
                                                           HK$'000            HK$'000            HK$'000
     Hong Kong                                              341,698           323,133            323,187
     Greater China, including Taiwan                        202,730           197,936            212,847
     United States of America                                78,205           183,750             71,164
     United Kingdom                                          49,401            46,073             23,930
     British Virgin Islands                                   9,706            40,897             40,351
     Others                                                 197,965           213,193            224,754
                                                         -------------     --------------    ----------------
                                                            879,705         1,004,982            896,233
                                                         =============     ==============    ================

6.   LEASEHOLD LAND AND LAND USE RIGHTS - GROUP

     The Group's interests in leasehold land and land use rights represent prepaid operating lease payments and their net book value are analyzed as follows:

                                                                                  2005            2004
                                                                               HK$'000          HK$'000
     In Hong Kong held on:
     Leases of over 50 years                                                         -                -
     Leases of between 10 to 50 years                                           24,199           24,782
                                                                           --------------    ----------------
                                                                                24,199           24,782
                                                                           ==============    ================


                                                                                  2005             2004
                                                                               HK$'000          HK$'000

     Opening                                                                    24,782           25,365
     Amortization of prepaid operating lease payment                              (583)            (583)
                                                                           --------------     ---------------
     Closing                                                                    24,199           24,782
                                                                           ==============     ===============

-------------------------------------------------------------------------------
ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
-------------------------------------------------------------------------------


7.  PROPERTY, PLANT AND EQUIPMENT - GROUP

                                       SATELLITES AND TRACKING FACILITIES

                                                                    FURNITURE,
                                                                       FIXTURE                           PLANT
                                   IN        UNDER                         AND     OFFICE     MOTOR        AND
                                  OPERATION  CONSTRUCTION  BUILDINGS  FITTINGS  EQUIPMENT  VEHICLES  EQUIPMENT  TOTAL
                                  ---------  ------------  ---------  --------  ---------  --------  ---------  -----
                                    HK$'000    HK$'000   HK$'000  HK$'000    HK$'000   HK$'000    HK$'000    HK$'000
      AT JANUARY 1, 2004
      Cost                        4,167,029     41,837   117,866  10,558       6,925      3,427     2,524  4,350,166
      Accumulated depreciation   (1,191,719)         -      (393) (8,962)    (5,335)     (2,125)   (1,598) (1,210,132)
                                 ----------- ---------- --------- -------- ---------- --------- ---------- ----------
      Net book amount             2,975,310     41,837   117,473   1,596       1,590      1,302       926  3,140,034
                                 =========== ========== ========= ======== ========== ========= ========== ==========

      YEAR ENDED DECEMBER 31, 2004
      Opening net book amount     2,975,310     41,837   117,473   1,596       1,590      1,302       926  3,140,034
      Additions                      14,953     22,826        34   1,291       1,055      1,722        22     41,903
      Transfer                       55,028    (55,028)        -       -           -          -         -          -
      Disposals (note 27)                 -          -         -     (16)        (1)        (71)        -        (88)
      Depreciation                 (280,171)         -    (4,716)   (716)      (762)       (797)     (220)  (287,382)
                                 ----------- ---------- --------- -------- ---------- --------- ---------- ----------
      Closing net book amount     2,765,120      9,635   112,791   2,155       1,882      2,156       728  2,894,467
                                 =========== ========== ========= ======== ========== ========= ========== ==========

      AT DECEMBER 31, 2004
      Cost                        4,232,629      9,635   117,900  10,854       7,646      3,871     2,370  4,384,905
      Accumulated depreciation   (1,467,509)         -    (5,109) (8,699)    (5,764)     (1,715)   (1,642) (1,490,438)
                                 ----------- ---------- --------- -------- ---------- --------- ---------- ----------
      Net book amount             2,765,120      9,635   112,791   2,155       1,882      2,156       728  2,894,467
                                 =========== ========== ========= ======== ========== ========= ========== ==========

      YEAR ENDED DECEMBER 31,
      2005
      Opening net book amount     2,765,120      9,635   112,791   2,155       1,882      2,156       728  2,894,467
      Additions                       1,337     10,309        98   7,377       1,584        865         -     21,570
      Transfer                       19,539    (19,539)        -       -           -          -         -          -
      Disposals (note 27)                 -          -         -      (7)        (2)          -         -         (9)
      Depreciation                 (286,032)         -    (4,716) (2,178)    (1,068)       (907)     (216)  (295,117)
                                 ----------- ---------- --------- -------- ---------- --------- ---------- ----------
      Closing net book amount     2,499,964        405   108,173   7,347       2,396      2,114       512  2,620,911
                                 =========== ========== ========= ======== ========== ========= ========== ==========

      AT DECEMBER 31, 2005
      Cost                        4,253,504        405   117,998  11,142       8,928      4,137     2,371  4,398,485
      Accumulated depreciation   (1,753,540)         -    (9,825) (3,795)    (6,532)     (2,023)   (1,859) (1,777,574)
                                 ----------- ---------- --------- -------- ---------- --------- ---------- ----------
      Net book amount             2,499,964        405   108,173   7,347       2,396      2,114       512  2,620,911
                                 =========== ========== ========= ======== ========== ========= ========== ==========

     Depreciation expense of HK$295,117,000 (2004: HK$287,382,000) has been expensed in cost of services.

-------------------------------------------------------------------------------
ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
-------------------------------------------------------------------------------


8.   INTANGIBLE ASSETS - GROUP


                                                                 LICENCE
                                                                 HK$'000
     AT JANUARY 1, 2004 AND DECEMBER 31, 2004
     Cost                                                              -
     Accumulated amortization and impairment                           -
                                                                -------------
     Net book amount                                                   -
                                                                =============

     YEAR ENDED DECEMBER 31, 2005
     Additions                                                     1,500
     Amortization expense (a) (note 19)                             (161)
                                                                -------------
     Closing net book amount                                       1,339
                                                                =============

     AT DECEMBER 31, 2005
     Cost                                                          1,500
     Accumulated amortization and impairment (b)                    (161)
                                                                -------------
     Net book amount                                               1,339
                                                                =============

     Note:
     (a) Amortization expense of HK$161,000 is included in the administrative expenses in the statement of operations.

     (b) The aggregate amortization expense for each of the next 5 fiscal years is approximately HK$161,000.


9.   INVESTMENTS IN SUBSIDIARIES

     (a) Investments in subsidiaries
                                                                COMPANY
                                                      -------------------------
                                                          2005           2004
                                                       HK$'000        HK$'000

     Unlisted shares in subsidiaries, at cost          429,054        429,054
                                                      ============  ===========


     The cost of the unlisted shares is based on the book value of the underlying net assets of the subsidiaries attributable to the Group as at the date on which the Company became the ultimate holding company of the Group under the Group reorganization in 1996.

-------------------------------------------------------------------------------
ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
-------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


9. INVESTMENTS IN SUBSIDIARIES (continued)

      The following is a list of the principal subsidiaries and a controlled partnership at December 31, 2005:

                                     PLACE OF                                PARTICULARS OF
                                     INCORPORATION     PRINCIPAL             ISSUED SHARE
      NAME                           AND KIND OF       ACTIVITIES AND        CAPITAL AND DEBT      INTEREST
                                     LEGAL ENTITY      PLACE OF OPERATION    SECURITIES            HELD
      ---------------------------    ---------------   -------------------   ------------------    ---------
      AsiaSat BVI Limited            British Virgin    Investment holding    3,000 ordinary        *100%
                                     Islands,          in Hong Kong          shares of US$1 each
                                     limited
                                     liability
                                     company

      Asia Satellite                 Hong Kong,        Provision of          30,000 ordinary        100%
      Telecommunications             limited           satellite             shares and 20,000
      Company Limited                liability         transponder           non-voting
                                     company           capacity worldwide    deferred shares of
                                                                             HK$10 each

      Hanbury International          British Virgin    Inactive in Hong      1 ordinary share       100%
      Limited                        Islands,          Kong                  of HK$1 each
                                     limited
                                     liability
                                     company

      SAT Limited                    Republic of       Inactive in           100 ordinary          *100%
                                     Mauritius,        Republic of           shares of US$1 each
                                     limited           Mauritius
                                     liability
                                     company

      Skywave TV Company             Hong Kong,        Provision of DTH      3,000,002 ordinary     80%
      Limited (formerly known        limited           broadcasting          shares of HK$10
      as Auspicious City             liability         services in Hong      each
      Limited)                       company           Kong and Mainland
                                                       China

      Sornico Limited                Hong Kong,        Inactive in Hong      2 ordinary shares      100%
                                     limited           Kong                  of HK$10 each
                                     liability
                                     company
      The First Asian Satellite      Hong Kong,        Inactive in Hong      N/A                    1%
      Leasing  Limited               limited           Kong
      Partnership (the               liability
      "Partnership")                 partnership

      Auspicious Colour Limited      Hong Kong,        Inactive in Hong      1 ordinary share       100%
                                     limited           Kong                  of HK$1 each
                                     liability
                                     company

     The Company continues to control the Partnership as it is a general partner and accordingly continues to consolidate it.

     *Shares held directly by the Company.

-------------------------------------------------------------------------------
ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
-------------------------------------------------------------------------------


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.  INTERESTS IN ASSOCIATES - GROUP

                                                                                        2005            2004
                                                                                     HK$'000         HK$'000
         Share of net assets
         Beginning of the year                                                        11,551          24,151
         Share of associates' losses                                                  (3,872)        (12,380)
         Amortization of goodwill                                                          -            (220)
                                                                                 -------------    ------------
         End of the year                                                               7,679          11,551
                                                                                 -------------    ------------

         Amount due from an associate
         Beginning of the year                                                         1,846               -
         Additions                                                                     4,769           1,846
                                                                                 -------------    ------------
         End of the year                                                               6,615           1,846
                                                                                 -------------    ------------

         Total                                                                        14,294          13,397
                                                                                 =============    ============

     Interests  in  associates  at  December  31,  2005  include   goodwill  of
     HK$442,000 (2004: HK$442,000).

     The Group's interest in its principal associates, all of which are unlisted, were as follows:

                               PARTICULARS
                               OF ISSUED                                                                     %
                               SHARES          COUNTRY OF                                                    INTEREST
         NAME                  HELD            INCORPORATION  ASSETS   LIABILITIES  REVENUES  PROFIT/(LOSS)  HELD
         ------------------    ------------    -------------  ------   -----------  -------   -------------  --------
                                                              HK$'000    HK$'000    HK$'000     HK$'000        %
         2004

         Beijing Asia          N/A             China          48,785     25,183         888      (2,289)      49
         Sky
         Telecommunications
         Technology
         Company Limited

         SpeedCast             Ordinary        Cayman         35,418     21,740      49,825     (11,339)      47
         Holdings Limited      shares of       Islands
                               US$0.0001
                               each

         SpeedCast             Ordinary        Hong Kong         N/A        N/A         N/A         N/A       47
         Limited (note 1)      shares of
                               HK$0.01
                               each
                                                              ------     ------     -------     --------
                                                              84,203     46,923      50,713     (13,628)
                                                              ======     ======     =======     ========
         2005

         Beijing Asia Sky      N/A             China          42,011     25,945       2,721      (7,909)      49
         Telecommunications
         Technology
         Company Limited

         SpeedCast             Ordinary        Cayman         39,392     25,345      82,673         368       47
         Holdings Limited       shares of      Islands
                                US$0.0001
                                each

         SpeedCast             Ordinary        Hong Kong         N/A        N/A         N/A         N/A       47
         Limited (note 1)       shares of
                                HK$0.01
                                each
                                                              ------     ------     -------     --------
                                                              81,403     51,290      85,394      (7,541)
                                                              ======     ======     =======     ========

     The Group has not recognized profit amounting to HK$174,000 (2004: loss HK$5,363,000) for SpeedCast Holdings Limited as the Group's share of loss exceeds its interest in SpeedCast. The accumulated losses not recognized were HK$12,034,000 (2004: HK$12,208,000).

     Note:
     (1) SpeedCast Limited is the wholly-owned subsidiary of SpeedCast Holdings Limited. Accordingly, assets, liabilities, revenues and profit/(loss) are not disclosed again.

11.  AMOUNT PAID TO TAX AUTHORITY - GROUP

     At the balance sheet date, an amount of approximately HK$93,666,000 (2004:
     HK$67,023,000) had been paid to the Government of India. For details, please refer to note 28.

-------------------------------------------------------------------------------
ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
-------------------------------------------------------------------------------


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.  TRADE AND OTHER RECEIVABLES - GROUP

                                                                                 2005             2004
                                                                              HK$'000          HK$'000
     Trade receivables                                                         90,653           91,364
     Trade receivables from related parties (note 31)                           7,678            4,574
     Less: provision for impairment of receivables                            (30,930)         (23,230)
                                                                          -------------    --------------
     Trade receivables - net                                                   67,401           72,708
     Receivables from related parties (note 31)                                15,503           14,628
     Other receivables                                                         10,831            7,846
     Deposits and prepayments                                                  24,863           37,226
     Loan receivable from an associate (note 31)                                    -            5,070
                                                                          -------------    --------------
                                                                              118,598          137,478
     Less non-current portion: loans to related parties                             -                -
                                                                          -------------    --------------
     Current portion                                                          118,598          137,478
                                                                          =============    ==============


     (a) The Group does not normally provide credit terms to its trade customers. The Company usually bills its trade customers quarterly in advance in accordance with its agreements. The aged analysis of trade receivables is stated as follows:

                                                                                 2005             2004
                                                                              HK$'000          HK$'000

     0 to 30 days                                                              27,768           34,047
     31 to 60 days                                                              8,652           18,318
     61 to 90 days                                                             14,315           11,424
     91 to 180 days                                                            10,074            3,796
     181 days or above                                                          6,592            5,123
                                                                          -------------    --------------
                                                                               67,401           72,708
                                                                          =============    ==============

     There  is  no   concentration   of  credit  risk  with  respect  to  trade
     receivables, as the Group has a large number of customers, internationally dispersed.

-------------------------------------------------------------------------------
ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
-------------------------------------------------------------------------------


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.  INVENTORIES - GROUP

                                                                                    2005           2004
                                                                                 HK$'000        HK$'000
     Merchandise                                                                     434            416
                                                                              ============    ===========

     The cost of inventories recognized as expense and included in cost of services amounted to HK$500,000 (2004: Nil).


14.  CASH AND CASH EQUIVALENTS - GROUP

                                                                                     2005           2004
                                                                                  HK$'000        HK$'000
     Cash at bank and in hand                                                      13,173          4,036
     Short-term bank deposits                                                   1,622,353      1,230,319
                                                                               ------------    -----------
                                                                                1,635,526      1,234,355
                                                                               ============    ===========

     The effective  interest  rate on short-term  bank deposits was 3.1% (2004:
     2.3%); these deposits have an average maturity of 17 days.

     Cash includes the following for the purposes of the cash flow statement:

                                                                                     2005           2004
                                                                                  HK$'000        HK$'000
     Cash and cash equivalents                                                  1,635,526      1,234,355
                                                                               ============    ===========


15.  SHARE CAPITAL

                                                   NUMBER OF     ORDINARY          SHARE
                                                      SHARES       SHARES        PREMIUM          TOTAL
                                                  (thousands)     HK$'000        HK$'000        HK$'000
     AT DECEMBER 31, 2005 AND DECEMBER 31, 2004      390,266       39,027          4,614         43,641
                                                  ==========    ===========    ===========    ===========

     The total authorized number of ordinary shares is 550,000,000 shares (2004: 550,000,000 shares) with a par value of HK$0.10 per share (2004:
     HK$0.10 per share). All issued shares are fully paid.

-------------------------------------------------------------------------------
ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
-------------------------------------------------------------------------------


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.  SHARE CAPITAL (continued)

     SHARE OPTION SCHEME
     A share option scheme is adopted to provide incentives to employees and directors and to promote the long term financial success of the Company. The details of the scheme are as follows:

     SCHEME ADOPTED ON JUNE 3, 1996

     In accordance with the Company's share option scheme (the "1996 Scheme") adopted pursuant to a resolution passed on June 3, 1996, the Board of Directors of the Company may at their discretion grant options to all permanent, full-time employees of the Company and its subsidiaries, to subscribe for shares in the Company. The primary purpose of the 1996 Scheme was to provide incentives to eligible employees.

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


     Options granted must be taken up within 28 days from the date of grant upon payment of HK$1 per each grant of share options. An option may be exercisable up to 50% on or after the third anniversary of the date of grant, up to 75% on or after the fourth anniversary and fully on or after the fifth anniversary but before the tenth anniversary of the date of offer unless the Board of Directors specifies other periods. The exercise price was determined by the Board of Directors and was based on the average closing price of the shares for the five trading days immediately preceding the date of grant.


     The 1996 Scheme was terminated on January 25, 2002 pursuant to a resolution passed on that date.

     SCHEME ADOPTED ON JANUARY 25, 2002

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

     No options have been granted during 2003. At December 31, 2002, the number of shares in respect of which options had been granted under the 2002 Scheme was 7,149,500 representing 1.83% of the shares of the Company in issue at that date.

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

     The number of shares in respect of which options may be granted to any individual in any one year is not permitted to exceed 1% of the shares of the Company in issue, without prior approval from the Company's shareholders. Options granted to a substantial shareholder, or an Independent Non-executive Director of the Company, or any of their respective associates under the 2002 Scheme and any other schemes in any one year in excess of 0.1% of the Company's issued share capital or with a value in excess of HK$5 million must be approved in advance by the Company's shareholders.

     Options granted must be taken up within 28 days from the date of grant upon payment of HK$1 per each grant of share options. The exercise period of the share options granted under the 2002 Scheme shall be determined by the Board of Directors when such options are granted, provided that such period shall not end later than 10 years from the date of grant. The exercise price is determined by the Board of Directors and will not be less than the higher of the closing price of the Company's shares on the date of grant, or the average closing price of the shares for the five trading days immediately preceding the date of grant, or the nominal value of a share of the Company.

     No options were granted during 2003. Total consideration received in 2002 from employees for taking up the options granted amounted to HK$105.

     The financial impact of share options granted is not recorded in the Company's or the Group's balance sheet until such time as the options are exercised, and no charge is recognized in the statement of operations in respect of the value of options granted in the year. Upon the exercise of the share options, the resulting shares issued are recorded by the Company as additional share capital at the nominal value of the shares and the excess of the exercise price per share over the nominal value of the shares is recorded by the Company in the share premium account. Options which are lapsed or are cancelled prior to their exercise dates are deleted from the register of outstanding options.

-------------------------------------------------------------------------------
ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
-------------------------------------------------------------------------------


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.  SHARE CAPITAL (continued)

     Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

     OPTION A:
                                       2005                      2004                       2003
                             -----------------------    ----------------------     ----------------------
                                 AVERAGE                 AVERAGE                    AVERAGE
                                EXERCISE                EXERCISE                   EXERCISE
                                PRICE IN                PRICE IN                   PRICE IN
                                 HK$ PER   OPTIONS       HK$ PER     OPTIONS        HK$ PER     OPTIONS
                                   SHARE                   SHARE                      SHARE
     AT JANUARY 1                  17.48 1,691,500          17.48  1,691,500           17.48  1,718,500
     Granted                           -         -              -          -               -          -
     Forfeited                         -         -              -          -               -          -
     Exercised                         -         -              -          -               -          -
     Lapsed                        17.48   (57,500)             -          -               -    (27,000)
                                         -----------               -----------                -----------
     AT DECEMBER 31                17.48 1,634,000          17.48  1,691,500           17.48  1,691,500
                                         ===========               ===========                ===========

     OPTION B:
                                       2005                      2004                       2003
                             -----------------------    ----------------------    -----------------------
                                 AVERAGE                 AVERAGE                    AVERAGE
                                EXERCISE                EXERCISE                   EXERCISE
                                PRICE IN                PRICE IN                   PRICE IN
                                 HK$ PER   OPTIONS       HK$ PER     OPTIONS        HK$ PER     OPTIONS
                                   SHARE                   SHARE                      SHARE

     AT JANUARY 1                  17.48 1,753,000          17.48  1,768,000           17.48  1,838,000
     Granted                           -         -    -         -          -               -          -
     Forfeited                         -         -    -         -          -               -          -
     Exercised                         -         -    -         -          -               -          -
     Lapsed                        17.48   (98,000)         17.48    (15,000)          17.48    (70,000)
                                         -----------               -----------                -----------
     AT DECEMBER 31                17.48 1,655,000          17.48  1,753,000           17.48  1,768,000
                                         ===========               ===========                ===========

     OPTION C:
                                       2005                      2004                       2003
                             -----------------------    ----------------------    -----------------------
                                 AVERAGE                 AVERAGE                    AVERAGE
                                EXERCISE                EXERCISE                   EXERCISE
                                PRICE IN                PRICE IN                   PRICE IN
                                 HK$ PER   OPTIONS       HK$ PER     OPTIONS        HK$ PER     OPTIONS
                                   SHARE                   SHARE                      SHARE

     AT JANUARY 1                  14.35 3,481,500          14.35  3,481,500           14.35  3,593,000
     Granted                           -         -    -         -          -               -          -
     Forfeited                         -         -    -         -          -               -          -
     Exercised                         -         -    -         -          -               -          -
     Lapsed                        14.35  (170,000)   -         -          -               -   (111,500)
                                         -----------               -----------                -----------
     AT DECEMBER 31                14.35 3,311,500          14.35  3,481,500           14.35  3,481,500
                                         ===========               ===========                ===========

     Out of the 6,600,500 outstanding options (2004:  6,926,000 options;  2003:
     6,941,000), no. of exercisable options are as follows:

                                       2005                      2004                       2003
                             -----------------------    ----------------------    -----------------------
                                 AVERAGE                 AVERAGE                    AVERAGE
                                EXERCISE                EXERCISE                   EXERCISE
                                PRICE IN                PRICE IN                   PRICE IN
                                 HK$ PER   OPTIONS       HK$ PER     OPTIONS        HK$ PER     OPTIONS
                                   SHARE                   SHARE                      SHARE

     Option A                      17.48 1,634,000          17.48  1,691,500           17.48  1,691,500
     Option B                      17.48 1,655,000          17.48  1,753,000           17.48  1,326,000
     Option C                      14.35 1,655,750          14.35    870,375           14.35          -
                                         -----------               -----------                -----------
     Total                               4,944,750                 4,314,875                  3,017,500
                                         ===========               ===========                ===========

-------------------------------------------------------------------------------
ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
-------------------------------------------------------------------------------


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.  SHARE CAPITAL (continued)

     Share options outstanding at the end of the year have the following expiry date and exercise prices:

                              EXERCISE PRICE
     EXPIRY DATE              IN HK$ PER SHARE                        SHARE OPTIONS
                                                ----------------------------------------------------------
                                                           2005                 2004                 2003
     November 25, 2006             17.48              1,634,000            1,691,500            1,691,500
     September 30, 2009            17.48              1,655,000            1,753,000            1,768,000
     February 3, 2012              14.35              3,311,500            3,481,500            3,481,500
                                                -----------------    -----------------    ----------------
                                                      6,600,500            6,926,000            6,941,000
                                                =================    =================    ================

     Details of specific categories of options are as follows:

     Option     Date of grant    Vesting period                    Exercise period                  Exercise
     type                                                                                           price
     ---------- ---------------- --------------------------------- -------------------------------- -------
     2002 Scheme                                                                                    HK$
     A (note a) February 4, 2002 -                                 February 4, 2002 - November      17.48
                                                                   25, 2006
     B (note b) February 4, 2002 February 4, 2002 - September      October 1, 2002 - September      17.48
                                 30, 2002                          30, 2009
     C (note c) February 4, 2002 February 4, 2002 - February 3,    February 4, 2004 - February 3,   14.35
                                 2004                              2012

     1996 Scheme                                                                                    HK$
     D (note a) November 26,     November 26, 1996 - November      November 26, 1999 - November     17.48
                1996             25, 1999                          25, 2006
     E (note b) September 20,    September 20, 1999 - September    October 1, 2002 - September      17.48
                1999             30, 2002                          30, 2009

     Notes:

     a. Pursuant to a resolution passed in the special general meeting of the Company held on January 25, 2002, the 1996 Scheme was terminated and all existing options under that scheme were cancelled. New options were issued on February 4, 2002 under the 2002 Scheme with the same exercise price and exercise periods to replace the options granted under the 1996 Scheme.

         Option type A

         100% between February 4, 2002 and November 25, 2006

         The exercise periods of the following option types are divided into 3 tranches, as detailed below:

         Option type D

         1. Up to 50% between November 26,1999 and November 25, 2006 2. Up to 75% between November 26, 2000 and November 25, 2006 3. Up to 100% between November 26, 2001 and November 25, 2006

         Option types B and E

         1. Up to 50% between October 1, 2002 and September 30, 2009 2. Up to 75% between October 1, 2003 and September 30, 2009 3. Up to 100% between October 1, 2004 and September 30, 2009

     b. Additional share options were issued on February 4, 2002 under the 2002 Scheme.

         The exercise period is divided into 3 tranches, as detailed below:

         Option type C

         1. Up to 25% between February 4, 2004 and February 3, 2012 2. Up to 50% between February 4, 2005 and February 3, 2012 3. Up to 100% between February 4, 2006 and February 3, 2012

-------------------------------------------------------------------------------
ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
-------------------------------------------------------------------------------


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16.  DEFERRED REVENUE - GROUP

                                                                                  2005              2004
                                                                               HK$'000           HK$'000
     The maturity of deferred revenue is as follows:
     Within one year                                                           151,982           175,043
     More than one year but not exceeding five years                            87,654           111,844
                                                                           --------------    --------------
                                                                               239,636           286,887
     Less: amount shown as current                                            (151,982)         (175,043)
                                                                           --------------    --------------
                                                                                87,654           111,844
                                                                           ==============    ==============

17.  DEFERRED INCOME TAX - GROUP

     Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The offset amounts are as follows:

                                                                               2005       2004       2003
                                                                            HK$'000    HK$'000    HK$'000
     Deferred tax assets:
     -  Deferred tax assets to be recovered after more than 12 months             -          -          -
     -  Deferred tax assets to be recovered within 12 months                      -          -        (76)
                                                                           ---------- ---------- ----------
                                                                                  -          -        (76)
                                                                           ---------- ---------- ----------

     Deferred tax liabilities:
     -  Deferred tax liabilities to be recovered after more than 12         192,654    205,258    213,598
        months
     -  Deferred tax liabilities to be recovered within 12 months                 -          -          -
                                                                           ---------- ---------- ----------
                                                                            192,654    205,258    213,598
                                                                           ---------- ---------- ----------

                                                                            192,654    205,258    213,522
                                                                           ========== ========== ==========

     The gross movement on the deferred income tax account is as follows:

                                                                               2005       2004       2003
                                                                            HK$'000    HK$'000    HK$'000

     Beginning of the year                                                  205,258    213,522    185,949
     Recognized in the statement of operations (note 22)                    (12,604)    (8,264)    10,140
     Effect of change in tax rate recognized in the statement of                  -          -     17,433
        operations
                                                                           ---------- ---------- ----------
     End of the year                                                        192,654    205,258    213,522
                                                                           ========== ========== ==========

-------------------------------------------------------------------------------
ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
-------------------------------------------------------------------------------


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.  DEFERRED INCOME TAX - GROUP (continued)

     The movement in deferred tax liabilities/(assets) during the year is as follows:

     DEFERRED TAX LIABILITIES/(ASSETS):

                                                             ACCELERATED
                                                                    TAX
                                                             DEPRECIATION  OTHERS   TAX LOSS      TOTAL
                                                                HK$'000  HK$'000    HK$'000    HK$'000
     AT JANUARY 1, 2003                                         185,949         -         -     185,949
     Recognized in the statement of                              10,527      (311)      (76)     10,140
        operations
     Effect of change in tax rate
        recognized in the statement of                           17,433         -         -      17,433
        operations
     Charged to equity                                                -         -         -           -
     Exchange differences                                             -         -         -           -
                                                             ----------- ---------- ---------- ----------
     AT DECEMBER 31, 2003                                       213,909      (311)      (76)    213,522
     Recognized in the statement of                              (6,884)   (1,456)       76      (8,264)
        operations
     Charged to equity                                                -         -         -           -
     Exchange differences                                             -         -         -           -
                                                             ----------- ---------- ---------- ----------
     AT DECEMBER 31, 2004                                       207,025    (1,767)        -     205,258
     Recognized in the statement of                             (13,730)    1,126         -     (12,604)
        operations
     Charged to equity                                                -         -         -           -
     Acquisition of subsidiary                                        -         -         -           -
     Exchange differences                                             -         -         -           -
                                                             ----------- ---------- ---------- ----------
     AT DECEMBER 31, 2005                                       193,295      (641)        -     192,654
                                                             =========== ========== ========== ==========

18.  OTHER GAINS - NET

                                                                   2005             2004             2003
                                                                HK$'000          HK$'000          HK$'000

     Interest income                                             43,606           21,813            4,945
     Gain on disposal of property, plant and equipment               99              169               76
        other than transponders
     Others                                                           6                -              772
                                                               ------------    ------------    -------------
                                                                 43,711           21,982            5,793
                                                               ============    ============    =============

19.  EXPENSES BY NATURE

                                                                   2005           2004             2003
                                                                HK$'000       HK$'000          HK$'000

     Expenses included in cost of services and administrative expenses are analyzed as follows:

     Auditors' remuneration                                         769            697              679
     Impairment of receivables                                    2,987              -                -
     Provision for impairment of receivables                      7,700         17,690                -
     Depreciation, amortization and impairment expenses         295,278        287,382          221,694
        (notes 7 and 8)
     Employee benefit expense (note 20)                          65,092         75,427           59,225
     Operating leases
          - premises                                              5,872          5,380            5,965
          - leasehold land & land use rights                        583            583              583
     Net exchange loss                                              547            288              672
                                                              ===========    ===========     =============

     Expenses deducted from administrative expenses are analyzed as follows:

     Write-back of provision for impairment of                        -              -            6,279
        receivables
                                                              ===========    ===========     =============

20.  EMPLOYEE BENEFIT EXPENSE

                                                                   2005           2004             2003
                                                                HK$'000        HK$'000           HK$'000

     Salary and other benefits, including directors'             60,748         71,071           55,214
        remuneration
     Pension costs - defined contribution plans                   4,344          4,356            4,011
                                                              -----------    -----------     -------------
     Total staff costs                                           65,092         75,427           59,225
                                                              ===========    ===========     =============

-------------------------------------------------------------------------------
ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
-------------------------------------------------------------------------------


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.  EMPLOYEE BENEFIT EXPENSE (continued)

     (a) PENSIONS - DEFINED CONTRIBUTION PLANS

     Forfeited  contributions  totaling  HK$292,000  (2004:  HK$37,000;   2003:
     HK$178,000) were utilized during the year leaving HK$43,000 available at the year-end to reduce future contributions.

     No contributions (2004 and 2003: HK$Nil) were payable to the fund at the year-end.

     (b)  DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS

     The remuneration of every Director for the year ended December 31, 2005 is set out below:

                                                                                     EMPLOYER'S  COMPENSATION
                                                                                   CONTRIBUTION      FOR LOSS
                                                                                             TO     OF OFFICE
                                              DISCRETIONARY  INDUCEMENT        OTHER    PENSION            AS
     NAME OF DIRECTOR         FEES    SALARY        BONUSES        FEES  BENEFITS(a)     SCHEME      DIRECTOR     TOTAL
                           HK$'000   HK$'000        HK$'000     HK$'000      HK$'000    HK$'000       HK$'000   HK$'000
     Romain BAUSCH (g)         200         -              -           -           -           -             -       200
     Robert BEDNAREK (g)       150         -              -           -           -           -             -       150
     Edward CHEN               225         -              -           -           -           -             -       225
     Cynthia DICKINS (b) &      12         -              -           -           -           -             -        12
     (g)
     DING Yu Cheng (h)         100         -              -           -           -           -             -       100
     R. Donald FULLERTON       200         -              -           -           -           -             -       200
     JU Wei Min (h)            100         -              -           -           -           -             -       100
     KO Fai Wong (h)           100         -              -           -           -           -             -       100
     MI Zeng Xin (h)           200         -              -           -           -           -             -       200
     Mark RIGOLLE (g)          100         -              -           -           -           -             -       100
     Robert SZE                250         -              -           -           -           -             -       250
     Peter JACKSON               -     2,672            390           -       1,961         401             -     5,424
     William WADE                -     2,074            302           -       1,485         311             -     4,172
                           -------- ---------    -----------   ---------   --------- -----------   ----------- ---------
     Total                   1,637     4,746            692           -       3,446         712             -    11,233
                           ======== =========    ===========   =========   ========= ===========   =========== =========


     The remuneration of every Director for the year ended December 31, 2004 is set out below:

                                                                                     EMPLOYER'S  COMPENSATION
                                                                                   CONTRIBUTION      FOR LOSS
                                                                                             TO     OF OFFICE
                                              DISCRETIONARY  INDUCEMENT        OTHER    PENSION            AS
     NAME OF DIRECTOR         FEES    SALARY        BONUSES        FEES  BENEFITS(a)     SCHEME      DIRECTOR     TOTAL
                           HK$'000   HK$'000        HK$'000     HK$'000      HK$'000    HK$'000       HK$'000   HK$'000

     Romain BAUSCH (g)         200         -              -           -            -          -             -       200
     Robert BEDNAREK (g)       150         -              -           -            -          -             -       150
     Edward CHEN               175         -              -           -            -          -             -       175
     DING Yu Cheng (h)         100         -              -           -            -          -             -       100
     R. Donald FULLERTON       175         -              -           -            -          -             -       175
     JU Wei Min (h)            125         -              -           -            -          -             -       125
     KO Fai Wong (c) & (h)      81         -              -           -            -          -             -        81
     LI Ting Zhou (d) & (h)     19         -              -           -            -          -             -        19
     MI Zeng Xin (h)           200         -              -           -            -          -             -       200
     Mark RIGOLLE (e) & (g)     15         -              -           -            -          -             -        15
     Jurgen SCHULTE (f) &      110         -              -           -            -          -             -       110
     (g)
     Robert SZE                175         -              -           -            -          -             -       175
     Peter JACKSON               -     2,619          2,619           -        1,817        393             -     7,448
     William WADE                -     2,033          2,033           -        1,405        305             -     5,776
                           -------- ---------    -----------   ---------    --------- ----------   ----------- ---------
     Total                   1,525     4,652          4,652           -        3,222        698             -    14,749
                           ======== =========    ===========   =========    ========= ==========   =========== =========

     The remuneration of every Director for the year ended December 31, 2003 is set out below:

                                                                                     EMPLOYER'S  COMPENSATION
                                                                                   CONTRIBUTION      FOR LOSS
                                                                                             TO     OF OFFICE
                                              DISCRETIONARY  INDUCEMENT        OTHER    PENSION            AS
     NAME OF DIRECTOR         FEES    SALARY        BONUSES        FEES  BENEFITS(a)     SCHEME      DIRECTOR     TOTAL
                           HK$'000   HK$'000        HK$'000     HK$'000      HK$'000    HK$'000       HK$'000   HK$'000

        Romain BAUSCH (g)         200       -             -           -            -          -             -       200
        Robert BEDNAREK (g)       150       -             -           -            -          -             -       150
        Edward CHEN               125       -             -           -            -          -             -       125
        DING Yu Cheng (h)         100       -             -           -            -          -             -       100
        R. Donald FULLERTON       175       -             -           -            -          -             -       175
        JU Wei Min (h)            125       -             -           -            -          -             -       125
        LI Ting Zhou (h)          100       -             -           -            -          -             -       100
        MI Zeng Xin (h)           200       -             -           -            -          -             -       200
        Jurgen SCHULTE (g)        125       -             -           -            -          -             -       125
        Robert SZE                175       -             -           -            -          -             -       175
        Peter JACKSON               -   2,619             -           -        1,802        393             -     4,814
        William WADE                -   2,033             -           -        1,377        305             -     3,715
                              -------- --------- -----------   ---------    --------- ----------   ----------- ---------
        Total                   1,475   4,652             -           -        3,179        698             -    10,004
                              ======== ========= ===========   =========    ========= ==========   =========== =========

-------------------------------------------------------------------------------
ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
-------------------------------------------------------------------------------


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.  EMPLOYEE BENEFIT EXPENSE (continued)

     (b) DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS (CONTINUED)

     Notes:
     (a) Other benefits include accommodation, car, leave passage, insurance premium and club membership.
     (b) Appointed on November 17, 2005.
     (c) Appointed on March 11, 2004.
     (d) Resigned on March 11, 2004.
     (e) Appointed on November 17, 2004.
     (f) Resigned on November 17, 2004.
     (g) Paid to SES GLOBAL and its subsidiary.
     (h) Paid to a subsidiary of CITIC.

     (c) FIVE HIGHEST PAID INDIVIDUALS

     The five individuals whose emoluments were the highest in the Group for the year include two (2004 and 2003: two) directors whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining three (2004 and 2003: three) individuals during the years presented are as follows:

                                                               2005             2004              2003
                                                            HK$'000          HK$'000           HK$'000
     Basic salaries, housing allowances, share                8,450            8,313             8,268
        options, other allowances and benefits in kind
     Contributions to retirement benefits scheme                701              687               687
     Performance related incentive payments                     606            3,666                 -
                                                        --------------   --------------    --------------
                                                              9,757           12,666             8,955
                                                        ==============   ==============    ==============

     The emoluments fell within the following bands:

                                                                     NUMBER OF INDIVIDUALS
                                                        -------------------------------------------------
                                                               2005             2004              2003
     Emolument bands
     HK$2,500,001 - HK$3,000,000                                  1                -                 1
     HK$3,000,001 - HK$3,500,000                                  1                -                 2
     HK$3,500,001 - HK$4,000,000                                  1                1                 -
     HK$4,000,001 - HK$4,500,000                                  -                1                 -
     HK$4,500,001 - HK$5,000,000                                  -                1                 -
                                                        --------------   --------------    --------------
                                                                  3                3                 3
                                                        ==============   ==============    ==============

21.  FINANCE COSTS

                                                               2005             2004              2003
                                                            HK$'000          HK$'000           HK$'000
     Cost of raising bank borrowing facility                      -                -             6,951
     Less: Amount capitalized in assets under                     -                -            (3,922)
        construction
                                                        --------------   --------------    --------------
                                                                  -                -             3,029
     Interest expense:
     -  bank borrowings: bank loans and overdrafts                -                1                 -
                                                        --------------   --------------    --------------
                                                                  -                1             3,029
                                                        ==============   ==============    ==============

-------------------------------------------------------------------------------
ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
-------------------------------------------------------------------------------


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.  INCOME TAX EXPENSE

     A significant portion of the Group's profit is treated as earned outside Hong Kong and is not subject to Hong Kong profits tax. Hong Kong profits tax has been provided at the rate of 17.5% (2004 and 2003: 17.5%) on the estimated assessable profit for these years.

     Overseas tax, including the Foreign Enterprises Income Tax in the People's Republic of China, is calculated at 5% to 20% of the gross revenue earned in certain of the overseas jurisdictions.

     Details of deferred taxation are set out in note 17.

     The Group currently has a tax case in dispute with the Indian tax authorities. Details of this area set out in note 28.

                                                               2005              2004             2003
                                                            HK$'000           HK$'000          HK$'000
     Current income tax
     - Hong Kong profits tax                                 45,056            49,574           38,516
     - Overseas taxation                                     18,818            19,226           21,509
                                                        --------------    -------------    --------------
                                                             63,874            68,800           60,025
                                                        --------------    -------------    --------------
     Deferred income tax (note 17)
     - Current year                                         (12,604)           (8,264)          10,140
     - Attributable to an increase in tax rate in
       Hong Kong                                                  -                 -           17,433
                                                        --------------    -------------    --------------
                                                            (12,604)           (8,264)          27,573
                                                        --------------    -------------    --------------
                                                             51,270            60,536           87,598
                                                        ==============    =============    ==============

     The tax on the Group's profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated companies as follows:

                                                                2005             2004             2003
                                                             HK$'000          HK$'000          HK$'000
     Profit before tax                                       416,635          491,616          512,086
                                                         =============    =============    ==============

     Tax calculated at tax rate of 17.5% (2004 and            72,911           86,033           89,615
        2003: 17.5%)
     Tax effect of income not subject to tax                 (84,164)         (91,475)         (78,454)
     Tax effect of expenses not deductible for tax            43,027           44,585           34,429
        purposes
     Tax effect of tax losses of associates not                  678            2,167            2,734
        recognized
     Effect of income tax rate differential between
        Hong Kong and overseas locations                      18,818           19,226           21,509
     Increase in deferred tax liability resulting from
        an increase in Hong Kong Profits Tax rate                  -                -           17,433
     Other                                                         -                -              332
                                                         -------------    -------------    --------------
     Tax expense                                              51,270           60,536           87,598
                                                         =============    =============    ==============

23.  NET FOREIGN EXCHANGE LOSSES

     The exchange differences recognized in the statement of operations are included as follows:

                                                                2005              2004            2003
                                                             HK$'000           HK$'000         HK$'000
     Administrative expenses                                     547               288             672
                                                         ==============    ============    ==============

24.  PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

     The profit attributable to equity holders of the Company is dealt with in the financial statements of the Company to the extent of HK$136,977,000 (2004: HK$125,358,000; 2003: HK$202,578,000).

-------------------------------------------------------------------------------
ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
-------------------------------------------------------------------------------


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25.  EARNINGS PER SHARE

     BASIC
     Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

                                                                2005              2004            2003
                                                             HK$'000           HK$'000         HK$'000
     Profit attributable to equity holders of the            366,184           431,216         424,488
        Company
                                                         ==============    ============    ==============

     Weighted average number of ordinary shares in
        issue (thousands)                                    390,266           390,266         390,266
                                                         ==============    ============    ==============

     Basic earnings per share (HK$ per share)                   0.94              1.10            1.09
                                                         ==============    ============    ==============


     DILUTED
     Diluted earnings per share is calculated adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has share options of dilutive potential ordinary shares. The calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

                                                                2005              2004             2003
                                                             HK$'000           HK$'000          HK$'000
     Profit used to determine diluted earnings per
        share                                                366,184           431,216          424,488
                                                         ==============    =============    =============

     Weighted average number of ordinary shares in
        issue (thousands)                                    390,266           390,266          390,266
     Adjustments for  - share options (thousands)                 26                 -                -
                                                         --------------    -------------    -------------
     Weighted average number of ordinary shares for
        diluted earnings per share (thousands)               390,292           390,266          390,266
                                                         ==============    =============    =============

     Diluted earnings per share (HK$ per share)                 0.94              1.10             1.09
                                                         ==============    =============    =============

26.  DIVIDENDS

     The dividends paid during the years ended 2005, 2004 and 2003 were HK$136,593,000 (HK$0.35 per share), HK$124,885,000 (HK$0.32 per share) and
     HK$202,938,000 (HK$0.52 per share included special dividend of HK$0.25 per share) respectively. A dividend in respect of 2005 of HK$0.27 per share, amounting to a total dividend of HK$105,372,0000 is to be proposed at the Annual General Meeting on May 19, 2006. These financial statements do not reflect this dividend payable.

                                                                2005              2004             2003
                                                             HK$'000           HK$'000          HK$'000
     Interim dividend paid of HK$0.08 (2004: HK$0.08;         31,221            31,221           31,221
        2003: HK$0.08) per ordinary share
     Proposed final dividend of HK$0.27 (2004: HK$0.27;
        2003: HK$0.24) per ordinary share                    105,372           105,372           93,664
                                                         --------------    -------------    -------------
                                                             136,593           136,593          124,885
                                                         ==============    =============    =============

-------------------------------------------------------------------------------
ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
-------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


27.  CASH GENERATED FROM OPERATIONS

                                                        2005          2005          2004           2003
                                                     US$'000       HK$'000       HK$'000        HK$'000
     Profit for the year                              46,842       365,365       431,080        424,488
     Adjustments for:
     -  Tax (note 22)                                  6,573        51,270        60,536         87,598
     -  Bad debt expenses                                383         2,987             -              -
     -  Provision for impairment of receivables          987         7,700        17,690         (6,279)
        (written back) made
     -  Depreciation (note 7)                         37,836       295,117       287,382        221,694
     -  Amortization of prepaid operating lease           75           583           583            583
        payment (note 6)
     -  Amortization of licence (note 8)                  21           161             -              -
     -  Profit on sale of property, plant and            (13)          (99)         (169)           (76)
        equipment (see below)
     -  Impairment loss recognized in respect of           -             -             -          1,896
        goodwill of associates
     -  Interest income (note 18)                     (5,591)      (43,606)      (21,813)        (4,945)
     -  Finance costs (note 21)                            -             -             1          3,029
     -  Share of loss from associates (note 10)          496         3,872        12,380         15,625
     Changes in working capital (excluding the
        effects of acquisition and exchange
        differences on consolidation):
     -  Unbilled receivable                               90           704         6,357        (16,643)
     -  Amount paid to tax authority                  (3,416)      (26,643)      (42,535)        (5,182)
     -  Inventories                                       (2)          (18)         (416)             -
     -  Trade and other receivables                      100           779       (27,136)       (16,416)
     -  Other payables and accrued expenses             (154)       (1,204)       47,964          4,597
     -  Deferred revenue                              (6,058)      (47,251)        7,509        (19,580)
                                                    ----------    ---------    -----------    -----------
     Cash generated from operations                   78,169       609,717       779,413        690,389
                                                    ==========    =========    ===========    ===========

     In the cash flow statement, proceeds from sale of property, plant and equipment comprise:

                                                        2005          2005          2004          2003
                                                     US$'000       HK$'000       HK$'000       HK$'000
     Net book amount (note 7)                              1             9            88             5
     Profit on sale of property, plant and                13            99           169            76
        equipment
                                                    ----------    ----------    ----------    -----------
     Proceeds from sale of property, plant and
        equipment                                         14           108           257            81
                                                    ==========    ==========    ==========    ===========

-------------------------------------------------------------------------------
ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
-------------------------------------------------------------------------------


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28.  CONTINGENCIES

     Under Indian tax regulations, the Group may be subject to Indian income tax on revenues received by the Group in respect of income from provision of satellite transponder capacity to the Group's customers for purposes of those customers carrying on business in India or earning income from any source in India.

     The Indian tax authorities have assessed the Group for income tax as follows:

     Assessment year                               Amount HK$       Amount INR
                                                (approximate)     (approximate)
     1997-98                                       20 million      115 million
     1998-99                                       23 million      141 million
     1999-00                                       22 million      127 million
     2000-01                                       14 million       84 million
     2001-02                                       29 million      171 million
     2002-03                                       38 million      210 million
     2003-04                                       43 million      247 million
                                               ---------------    -------------
     Total                                        189 million            1,095
                                                                       million
                                               ===============    =============


     The Group has filed appeals for each of the assessment years 1997-98 to 2003-04.

     No assessment has yet been made for the 2004-05 or 2005-06 assessment years.

     The Income Tax Appellate Tribunal (the "Tribunal") in an earlier appeal filed against the original assessment for the assessment year 1997-98 held that the Group is liable for Indian income tax under certain circumstances. The Group does not believe that it is liable for the Indian income tax as held by the Tribunal and has filed an appeal against the Tribunal's decision. The tax authorities have also filed an appeal against the Tribunal's decision. Both the appeals have been admitted by the High Court.

     In order to obtain a stay of recovery proceedings, the Group has made payments as follows and has recorded these payments as an asset on the assumption that the amounts are recoverable:

     Assessment year                               Amount HK$       Amount INR
                                                (approximate)     (approximate)
     1997-98                                       13 million       78 million
     1998-99                                       15 million       88 million
     1999-00                                       10 million       62 million
     2000-01                                        9 million       50 million
     2001-02                                       20 million      119 million
     2002-03                                       27 million      148 million
     2003-04                                       24 million      135 million
                                               ---------------    -------------
     Total                                        118 million      680 million
                                               ===============    =============

     In addition, based on the general principles set forth by the Tribunal, the amount of income taxable in India depends on the payments made by the Group's customers to the Group for the purpose of those customers carrying on business in India or earning income from any source in India. As such information is proprietary in nature and has not been provided by the Group's customers, the Group cannot reasonably estimate the taxable income and therefore also cannot estimate the amount of income tax to which the Group may be assessed. Furthermore, as stated above, the Group has filed an appeal against the Tribunal's decision. The appeal has been admitted by the High Court and is pending before the Court. Accordingly, no provision has been recognized for Indian income tax in the Group's financial statements. Any related legal costs are expensed as incurred.

29.  MAJOR NON-CASH TRANSACTIONS

     On November 30, 2004, the Group decreased its equity interest in Skywave TV Company Limited ("Skywave") from 100% to 80% when two independent third parties made a contribution in kind of HK$3 million each in return for 10% stake in the Skywave. There was no major non-cash transaction during 2005 and 2003.

-------------------------------------------------------------------------------
ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
-------------------------------------------------------------------------------


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30.  COMMITMENTS - GROUP

     CAPITAL COMMITMENTS
     Capital expenditure at the balance sheet date but not yet incurred is as follows:

                                                                                2005               2004
                                                                             HK$'000            HK$'000
     A satellite earth station
        Contracted but not provided for                                            -             15,561
     Other investment projects
        Authorized but not contracted for                                     10,140              5,486
     Other assets
        Contracted but not provided for                                        5,750                345
                                                                         ---------------    -------------
                                                                              15,890             21,392
                                                                         ===============    =============

     OPERATING LEASE COMMITMENTS - WHERE THE GROUP IS THE LESSEE
     The Group leases certain of its office and residential premises under non-cancellable operating leases. Leases are negotiated for an average term of two to four years. The lease expenditure expensed in the statements of operations during the years presented are disclosed in note 19.

     The  future  aggregate   minimum  lease  payments  under   non-cancellable
     operating leases are as follows:

                                                                                2005               2004
                                                                             HK$'000            HK$'000
     Not later than 1 year                                                     4,376              6,504
     Later than 1 year and not later than 5 years                              4,773             10,647
     Later than 5 years                                                            -                  -
                                                                         ---------------    -------------
                                                                               9,149             17,151
                                                                         ===============    =============

     OPERATING LEASE COMMITMENTS - WHERE THE GROUP IS THE LESSOR
     The Group leases its office premises under non-cancellable operating leases. The lease is negotiable for four years. The lease income recognized in the statement of operations during the year was HK$552,000 (2004: HK$368,000; 2003: Nil).

     The Group had contracted with the customer for the following future minimum lease payments:

                                                                                2005               2004
                                                                             HK$'000            HK$'000
     Within one year                                                             552                552
     One to two years                                                            552                552
     Two to three years                                                          184                552
     Three to four years                                                           -                184
                                                                         ---------------    -------------
                                                                               1,288              1,840
                                                                         ===============    =============

-------------------------------------------------------------------------------
ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
-------------------------------------------------------------------------------


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31.  RELATED-PARTY TRANSACTIONS

     The Group is controlled by Bowenvale Limited (incorporated in British Virgin Islands), which owns 68.9% of the Company's shares. The remaining 31.1% of the shares are widely held. The ultimate parents of the Group are CITIC Group (incorporated in China) and SES GLOBAL S.A. (incorporated in Luxembourg).

     The following transactions were carried out with related parties:

     i) INCOME FROM PROVISION OF SATELLITE TRANSPONDER CAPACITY

     The Group has entered into agreements for the provision of transponder capacity to a subsidiary of CITIC, CITIC Guoan Information Industry Company Limited. CITIC is a substantial shareholder of the Company throughout the years presented.

     During the years presented, the Group recognized income from provision of satellite transponder capacity from its associate, SpeedCast.

                                                              2005              2004             2003
                                                           HK$'000           HK$'000          HK$'000
     CITIC Guoan Information Industry Company Limited        2,461             3,101            3,782
     SpeedCast Limited (an associate)                       32,202            18,793           20,829
                                                       ---------------   --------------   ---------------
                                                            34,663            21,894           24,611
                                                       ===============   ==============   ===============

     ii) AGENCY FEE

     In addition, the Group has entered into an agreement with CITIC Technology Company Limited, a subsidiary of CITIC, for collecting money from China customers on behalf of the Group.

                                                              2005              2004             2003
                                                           HK$'000           HK$'000          HK$'000
     CITIC Technology Company Limited                          723               686              719
                                                       ===============   ==============   ===============

     iii) KEY MANAGEMENT COMPENSATION

     Information for other management personnel is set out in note 20.

     The Group made payments to SES GLOBAL and its subsidiary and a subsidiary of CITIC for certain Non-executive Directors representing SES GLOBAL and CITIC.

                                                              2005              2004             2003
                                                           HK$'000           HK$'000          HK$'000
     SES GLOBAL and its subsidiary                             462               475              475
     A subsidiary of CITIC                                     500               525              525
                                                       ---------------   --------------   ---------------
                                                               962             1,000            1,000
                                                       ===============   ==============   ===============

     iv) OTHER FEES
                                                              2005              2004             2003
                                                           HK$'000           HK$'000          HK$'000

     Licence fee:
     SES ASTRA S.A.                                              -                49                -
                                                       ===============   ==============   ===============

     Consultancy fee:
     SES ASTRA S.A.                                              -                 -              390
                                                       ===============   ==============   ===============

     SES ASTRA S.A. is a wholly-owned subsidiary of SES GLOBAL. SES GLOBAL was a substantial shareholder of the Company throughout the years presented.

-------------------------------------------------------------------------------
ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
-------------------------------------------------------------------------------


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31.  RELATED-PARTY TRANSACTIONS (continued)

     v) INTEREST INCOME ON LOAN RECEIVABLE FROM AN ASSOCIATE

                                                              2005              2004              2003
                                                           HK$'000           HK$'000           HK$'000
     SpeedCast Limited (an associate)                          176               419                86
                                                       ===============   ==============    ==============

     vi) YEAR-END BALANCES ARISING FROM THESE TRANSACTIONS

                                                                                2005              2004
                                                                             HK$'000           HK$'000
     Trade receivables from related parties (note 12):
     CITIC Guoan Information Industry Company Limited                             39             1,248
     SpeedCast Limited (an associate)                                          7,639             3,326
                                                                         --------------    --------------
                                                                               7,678             4,574
                                                                         ==============    ==============

     Receivables from related parties (note 12):
     CITIC Technology Company Limited                                         15,503            14,628
                                                                         ==============    ==============

     Payables to related parties:
     CITIC Technology Company Limited                                            455               770
                                                                         ==============    ==============

     vii) LOAN RECEIVABLE FROM AN ASSOCIATE
                                                                                2005              2004
                                                                             HK$'000           HK$'000
     Loan receivable from SpeedCast Limited:
     Beginning of the year                                                     5,070             7,279
     Loans advanced during the year                                                -             1,301
     Loan repayments received                                                 (5,070)           (3,510)
                                                                         --------------    --------------
     End of the year (note 12)                                                     -             5,070
                                                                         ==============    ==============

     The amount was secured, bearing interest at 6% per annum and was fully repaid as at December 31, 2005.

     The above transactions were entered into on commercial terms determined and agreed by the Group and the relevant parties.

-------------------------------------------------------------------------------
ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
-------------------------------------------------------------------------------


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32. SUMMARY OF DIFFERENCES BETWEEN HONG KONG ("HK") AND UNITED STATES("US") GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP")

     The  accompanying   consolidated  financial  statements  are  prepared  in
     accordance with HK GAAP, which differs in certain significant respects from USGAAP as follows:

     The following table summarizes the effect on profit (net income) of differences between HK GAAP and US GAAP for the years presented:

                                                                    YEAR ENDED DECEMBER 31
                                                      --------------------------------------------------
                                                           2005        2005          2004         2003
                                                        US$'000     HK$'000       HK$'000      HK$'000
     Profit for the year (net income) as                 46,947     366,184       431,216      424,488
     reported under
       HK GAAP
     US GAAP adjustments:
        Amortization of interest and borrowing           (1,035)     (8,072)       (8,072)     (11,780)
        costs (a)
        Amortization of goodwill (b)                          -           -           221        6,500
        Impairment loss of goodwill (b)                       -           -             -      (11,104)
        Tax effect on reconciling items (c)                  90         706           706          151
                                                      ---------    ----------   ----------    ----------
      Profit for the year (net income) under US          46,002     358,818       424,071      408,525
     GAAP
                                                      =========    ==========   ==========    ==========

     Basic earnings per share under US GAAP             US$0.12     HK$0.92       HK$1.09      HK$1.05
     Diluted earnings per share under US GAAP           US$0.12     HK$0.92       HK$1.09      HK$1.05
     Basic earnings per American Depositary
       Share ("ADS") under US GAAP                      US$1.18     HK$9.19      HK$10.86     HK$10.46
     Diluted earnings per American Depositary
       Share ("ADS") under US GAAP                      US$1.18     HK$9.19      HK$10.86     HK$10.46
     Shares used in computation of basic earnings
       per share (in thousands)                         390,266     390,266       390,266      390,266
     Shares used in computation of diluted
     earnings                                           390,292     390,292       390,266      390,266
       per share (in thousands)

     The following table summarizes the effect on shareholders' equity of the differences between HK GAAP and US GAAP:

                                                                            AS AT DECEMBER 31
                                                                 ---------------------------------------

                                                                      2005          2005           2004
                                                                   US$'000       HK$'000        HK$'000
     Shareholders' equity as reported under                        526,178     4,104,188      3,874,597
       HK GAAP
     US GAAP adjustments:
        Capitalization of interest and borrowing costs (a)          15,767       122,980        122,980
        Amortization of interest and borrowing costs (a)           (10,336)      (80,617)       (72,545)
        Amortization of goodwill (b)                                 1,452        11,325         11,325
        Impairment loss of goodwill (b)                             (1,424)      (11,104)       (11,104)
        Tax effect of reconciling items (c)                         (1,004)       (7,831)        (8,537)
                                                                 ----------    -----------    ----------
      Shareholders' equity under US GAAP                           530,633     4,138,941      3,916,716
                                                                 ==========    ===========    ==========

-------------------------------------------------------------------------------
ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
-------------------------------------------------------------------------------


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32. SUMMARY OF DIFFERENCES BETWEEN HONG KONG ("HK") AND UNITED STATES("US") GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

     (a) Capitalization of interest and borrowing costs

     Under HK GAAP, interest on bank loans and related costs of obtaining the loans (including costs incurred in connection with loan facilities) taken out to finance construction of satellites is capitalized during the period of construction. Under US GAAP, the interest cost incurred during the period of construction that could have been avoided if the construction of satellites had not been made, is capitalized. The interest capitalized is computed by applying an average borrowing rate of outstanding debt to the total amount of qualifying assets under construction, not to exceed total interest costs incurred.

     In addition, under US GAAP, certain related borrowing costs payable to lenders are excluded from the amounts capitalized.

     (b) Amortization and impairment loss of goodwill

     Under HK GAAP, HKFRS 3 requires all business combinations for which the agreement date is on or after January 1, 2005 to be accounted for using the purchase method. Goodwill acquired in a business combination will no longer be amortized but will be subject to impairment tests at least annually in accordance with HKAS 36. Upon the adoption of HKFRS 3, the net carrying amount of goodwill carried on the balance sheet is frozen and will be tested for impairment. Goodwill previously taken directly to reserves will no longer be subject to impairment testing and will not be recognized in the statement of operations when all or part of the business to which the goodwill relates is disposed of. Accordingly, goodwill previously taken directly to reserves will not impact the statement of operations in the future upon the adoption of HKAS 36.

     Under US GAAP, effective from January 1, 2002, goodwill is: (i) no longer amortized, (ii) assigned to a reporting unit and (iii) tested for impairment at least annually. Prior to January 1, 2002, goodwill was amortized over its estimated useful life, not to exceed 40 years under US GAAP.

     (c) The amounts included in the reconciliation show the income tax effects of the differences between HK GAAP and US GAAP as described above.

     (d) Interest income

     Under HK GAAP,  interest  income is included  in profit  from  operations.
     Under US GAAP, interest income is excluded from operating income and is included in net income as other income.

-------------------------------------------------------------------------------
ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
-------------------------------------------------------------------------------


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32. SUMMARY OF DIFFERENCES BETWEEN HONG KONG ("HK") AND UNITED STATES("US") GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

     The changes in shareholders' equity based on US GAAP are as follows:

                                                                            AS AT DECEMBER 31
                                                                 ---------------------------------------
                                                                      2005          2005           2004
                                                                   US$'000       HK$'000        HK$'000
     Balance, beginning of year                                    502,143     3,916,716      3,617,530
     Transactions during the year:
      i)  Net income                                                46,002       358,818        424,071
     ii)  Dividend paid                                            (17,512)     (136,593)      (124,885)
                                                                 ----------    -----------    ----------
     Balance, end of year                                          530,633     4,138,941      3,916,716
                                                                 ==========    ===========    ==========

     Note: One ADS is equivalent to 10 ordinary shares.


     A reconciliation of the significant balance sheet accounts under HK GAAP and to the amounts determined under US GAAP is as follows:

                                                                              AS AT DECEMBER 31
                                                                  ----------------------------------------
                                                                       2005          2005           2004
                                                                    US$'000       HK$'000        HK$'000
     Property, plant and equipment
       Amount under HK GAAP                                         336,014     2,620,911      2,894,467
       US GAAP adjustments:
          Capitalization of interest and borrowing costs             15,767       122,980        122,980
          Amortization of interest and borrowing costs              (10,336)      (80,617)       (72,545)
                                                                  ----------    -----------    -----------
       Amount under US GAAP                                         341,445     2,663,274      2,944,902
                                                                  ==========    ===========    ===========

     Interests in associates
       Amount under HK GAAP                                           1,833        14,294         13,397
       US GAAP adjustments:
          Amoritsation of goodwill                                    1,452        11,325         11,325
          Impairment loss of goodwill                                (1,424)      (11,104)       (11,104)
                                                                  ----------    -----------    -----------
       Amount under US GAAP                                           1,861        14,515         13,618
                                                                  ==========    ===========    ===========


     Deferred income tax liabilities
       Amount under HK GAAP                                          24,699       192,654        205,258
       US GAAP adjustments:
          Tax effect of reconciling items                             1,004         7,831          8,537
                                                                  ----------    -----------    -----------
       Amount under US GAAP                                          25,703       200,485        213,795
                                                                  ==========    ===========    ===========

     The amounts of total assets determined using US GAAP, as a result of the foregoing adjustments, are HK$4,726,114,000 (US$605,912,000) and HK$4,599,903,000 as of December 31, 2005 and 2004, respectively. The amounts of total liabilities (excluding minority interests) determined using US GAAP, as a result of the foregoing adjustments, are HK$581,636,000 (US$74,569,000) and HK$676,831,000 as of December 31, 2005
     and 2004, respectively.

-------------------------------------------------------------------------------
ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
-------------------------------------------------------------------------------


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32. SUMMARY OF DIFFERENCES BETWEEN HONG KONG ("HK") AND UNITED STATES("US") GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

                                                                    AS AT DECEMBER 31
                                                --------------------------------------------------------
                                                     2005           2005          2004           2003
                                                  US$'000        HK$'000       HK$'000        HK$'000
     Net cash generated from operating
     activities
       Amount under HK GAAP                        65,942        514,350       750,812        627,534
       US GAAP adjustments:
          Interest received                         5,107         39,833        20,290          4,858
          Cost of raising bank borrowing                -              -             -         (6,951)
     facility
                                                -----------    ----------    -----------    ------------
       Amount under US GAAP                        71,049        554,183       771,102        625,441
                                                ===========    ==========    ===========    ============

     Net cash used in investing activities
       Amount under HK GAAP                         3,002         23,414       (50,909)      (164,536)
       US GAAP adjustments:
          Interest received                        (5,107)       (39,833)      (20,290)        (4,858)
                                                -----------    ----------    -----------    ------------
       Amount under US GAAP                        (2,105)       (16,419)      (71,199)      (169,394)
                                                ===========    ==========    ===========    ============

     Net cash used in financing activities
       Amount under HK GAAP                       (17,512)      (136,593)     (124,885)      (209,889)
       US GAAP adjustments:
          Cost of raising bank borrowing                -              -             -          6,951
     facility
                                                -----------    ----------    -----------    ------------
       Amount under US GAAP                       (17,512)      (136,593)     (124,885)      (202,938)
                                                ===========    ==========    ===========    ============

     The reclassification for US GAAP consolidated statements of cash flows pertains to interest received and costs for bank borrowings facility which are presented as investing and financing activities under HK GAAP, respectively (as opposed to operating activities and investing activities under US GAAP, respectively).

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

         The Company, on September 8, 1999, cancelled 2,161,000 share options (granted under the 1996 Scheme) exercisable from November 26, 1999 to November 25, 2006 at an exercise price of HK$19.00 per share. The Company had, simultaneous to the cancellation, issued 2,022,000 replacement share options to the same employees with similar exercise period but at a lower exercise price of HK$17.48 per share. The 139,000 share options cancelled but not replaced were those share options held by resigned employees. There was no change in the number of shares to be issued to satisfy the exercise of the replacement share options. The Company, through December 31, 2002, did not account for the option modification under a variable plan accounting that would have been required under Financial Accounting Standards Board Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation". There would be no impact on the Company's 2003 consolidated financial statements and on 2004 and 2005 consolidated financial statements when the Company accounted for the option modification under a variable plan required under FIN 44 as the fair value of the underlying shares was less than the exercise price of the share options as at December 31, 2003, 2004 and 2005, respectively.

-------------------------------------------------------------------------------
ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
-------------------------------------------------------------------------------


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32. SUMMARY OF DIFFERENCES BETWEEN HONG KONG ("HK") AND UNITED STATES("US") GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

     Had compensation cost for the Company's share option schemes been determined based on the fair value at the grant dates for awards under the share option schemes consistent with the method of Statement of Financial Accounting Standards ("SFAS") No. 123 "ACCOUNTING FOR STOCK-BASED COMPENSATION", the Company's net income and earnings per share would have been as follows:

                                                          2005             2004            2003
                                                       HK$'000          HK$'000         HK$'000
     Net income as reported under US GAAP              358,818          424,071         408,255
     Add: Stock compensation as reported
     Less: Stock compensation determined                (3,589)          (6,983)        (10,952)
             using the fair value method
                                                   -------------    ------------    ---------------
     Pro forma net income under US GAAP                355,229          417,088         397,303
                                                   =============    ============    ===============

     Shares used in computation of basic
        earnings per share (thousands)                 390,266          390,266         390,266
                                                   =============    ============    ===============

     Shares used in computation of diluted
        earnings per share (thousands)                 390,292          390,266         390,266
                                                   =============    ============    ===============

     Net income per share under US GAAP
     Basic, as reported (HK$ per share)                   0.92             1.09            1.05
     Diluted, as reported (HK$ per share)                 0.92             1.09            1.05

     Basic, pro forma (HK$ per share)                     0.91             1.07            1.02
     Diluted, pro forma (HK$ per share)                   0.91             1.07            1.02

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

-------------------------------------------------------------------------------
ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
-------------------------------------------------------------------------------


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32. SUMMARY OF DIFFERENCES BETWEEN HONG KONG ("HK") AND UNITED STATES("US") GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

     A summary of the status of the Company's 2002 Scheme and 1996 Scheme as of December 31, 2005, 2004 and 2003, and changes during the years then ended is presented below:

                                2005                        2004                       2003
                      -----------------------    -------------------------    ----------------------
                                   WEIGHTED-                    WEIGHTED-                  WEIGHTED-
                                     AVERAGE                      AVERAGE                    AVERAGE
                                    EXERCISE                     EXERCISE                   EXERCISE
                        SHARES         PRICE        SHARES          PRICE      SHARES          PRICE
                        ------                      ------                     ------
                                         HK$                          HK$                       HK$
     Outstanding,     6,926,000        15.91     6,941,000          15.91     7,149,500        15.91
     beginning of
     year
     Granted                  -            -             -              -           -              -
     Exercised                -            -             -              -           -              -
     Forfeited/cancelled/lapsed
                      (325,500)        15.85      (15,000)          17.48     (208,500)        15.81
                      ---------   -----------    ----------    -----------    --------    ----------
     Outstanding,
     end of year      6,660,500        15.91     6,926,000          15.91     6,941,000        15.91
                      =========   ===========    ==========    ===========    ========    ==========

     Options
     exercisable at
     year-end         4,944,750        17.48     4,314,875          17.48     3,017,500        17.48
                      =========   ===========    ==========    ===========    ========    ==========

     Weighted-average                   N/A                          N/A                        N/A
     fair value of
     options
     granted during
     the year

     The following table summarizes information on the 2002 Scheme and 1996 Scheme outstanding at December 31, 2005:

                      Options outstanding                             Options exercisable
     ----------------------------------------------------    -------------------------------------
                                              WEIGHTED-
                                                AVERAGE
                                              REMAINING
                                            CONTRACTUAL
     EXERCISE PRICE      NUMBER OF OPTIONS         LIFE     EXERCISE PRICE     NUMBER OF OPTIONS
     --------------      -----------------  -----------     --------------     -----------------
     HK$ 14.35                3,311,500       6.09 years     HK$ 14.35                 1,655,750
     HK$ 17.48                3,289,000       2.33 years     HK$ 17.48                 3,289,000
                         ---------------    -------------                      ------------------
                              6,600,500       4.22 years                               4,944,750
                         ===============    =============                      ==================

     (c) Recent changes in accounting standards

         SFAS NO. 154. In May 2005, the Financial Accounting Standards Board ("FASB") issued the US Statement of Financial Accounting Standards ("SFAS") No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements (SFAS
         154). SFAS 154 changes the requirements for the accounting for, and reporting of, a change in accounting principles. Previously, voluntary changes in accounting principles were generally required to be recognized by way of a cumulative effect adjustment within net income during the period of the change. SFAS 154 requires retrospective application to financial statements of prior periods, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 is effective for accounting changes made in fiscal years beginning after 15 December 2005; but the statement does not change the transitional provisions of any existing accounting pronouncements. The Company does not believe that the adoption of SFAS 154 will have a material effect on its financial position, cash flows or results of operations.

-------------------------------------------------------------------------------
ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
-------------------------------------------------------------------------------


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32. SUMMARY OF DIFFERENCES BETWEEN HONG KONG ("HK") AND UNITED STATES("US") GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

     (c) Recent changes in accounting standards (continued)

         FASB NO. 109. In July 2005, the FASB issued a proposed Interpretation of FASB Statement No. 109 (the "Interpretation"), "Accounting for Income Taxes" which clarified accounting for uncertain tax positions. Under the Interpretation, an enterprise is required to recognize, in its financial statements, the best estimate of the impact of a tax position only if that position would probably be sustained in an audit, based solely on the technical merits of the position. In evaluating whether or not the "probable recognition" threshold has been met, the Interpretation requires the presumption that the tax position will be evaluated during an audit by taxing authorities. The term probable, as defined in FASB Statement No. 5, "Accounting for Contingencies" means "the future event or events are likely to occur." Individual tax positions that fail to meet the probable recognition threshold will generally result in either (a) a reduction in the deferred tax asset or an increase in a deferred tax liability or (b) an increase in the liability for income taxes payable or the reduction of an income tax refund receivable. The impact may also include both
         (a) and (b). The increase in the income tax liability would not be classified as a deferred tax liability unless it resulted from a taxable temporary difference created by a tax position that has met the probable recognition threshold. For enterprises that present classified statements of financial position, the income tax liability would be classified as current to the extent that a payment is anticipated within one year or the operating cycle, if longer. The Interpretation also would provide guidance on disclosure, accrual of interest and penalties, accounting in interim periods, and transition. The Interpretation is currently in draft, and thus any effects on the current accounting treatment of the Indian income tax liability or the PRC withholding tax cannot be assessed at this point in time.

         SAB 107. In March 2005, the SEC issued Staff Accounting Bulletin ("SAB") No. 107 Share Based Payment, which offers guidance on SFAS No. 123(R). SAB No. 107 was issued to assist preparers by simplifying some of the implementation challenges of SFAS No. 123(R) while enhancing the information that investors receive. SAB No. 107 creates a framework that is premised on two overarching themes: (i) considerable judgment will be required by preparers to successfully implement SFAS No. 123(R), specifically when valuing employee stock options; and (ii) reasonable individuals, acting in good faith, may reach different conclusions on the fair value of employee stock options. Key topics covered by SAB No. 107 include valuation models, expected volatility and expected term. The Company will adopt SAB No. 107 concurrently with the adoption of SFAS No. 123(R) with effect from January 1, 2006. The Group does not expect the adoption of this SAB to have a material impact on its consolidated financial position or results of operations.

     (d) Details  of  the  movements  of  the   provision  for   impairment  of
         receivables made for the years ended December 31, 2005, 2004 and 2003 are as follows:

                                                 2005        2004         2003
                                              HK$'000     HK$'000      HK$'000

         At beginning of year                  23,230       5,540       15,012
         Bad debt expense                       7,700      17,690            -
         Bad debt recovered                         -           -       (6,279)
         Amount written off                         -           -       (3,193)
                                            ----------- ------------ -----------
         At end of year                        30,930      23,230        5,540
                                            =========== ============ ===========

     (e) Major customers

         The Company has one customer accounting for 10% or more of its service revenue. Service revenue from such customer represents 25.7%, 22.4% and 24.9% of revenues in 2005, 2004 and 2003, respectively.

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

-------------------------------------------------------------------------------
ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
-------------------------------------------------------------------------------


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32. SUMMARY OF DIFFERENCES BETWEEN HONG KONG ("HK") AND UNITED STATES("US") GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

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

     (i) Concentration - industry and major customers
                                                            2005    2004   2003
                                                            ----    ----   ----

         Broadcasting                                      65.7%   70.6%  70.4%

         Telecommunications, Internet and Multimedia       34.3%   29.4%  29.6%

         The five largest customers accounted for 39.3%, 46.0% and 42.0% of the Company's total revenue for the years ended December 31, 2005, 2004 and 2003, respectively.

         The  trade  receivables  from the  five  customers  with  the  largest
         receivables   balances  represent  75.9%  and  71.5%  of  total  trade
         receivables as of December 31, 2005 and 2004, respectively.

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

     (k) Earnings per share

         As of December 31, 2005, 2004 and 2003 the Company had share options outstanding of 6,600,500, 6,926,000 and 6,941,000, which could potentially dilute basic earnings per share in the future, but were excluded in the computation of diluted earnings per share in such periods, as their effect would have been antidilutive.

     (l) Segment information

         SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" establishes standards for reporting information about operating segments and related disclosures products and services, geographic areas, and major customers. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance. The chief operating decision-maker of the Company allocates resources and assess performance on the basis its consolidated financial statements. No other financial information that presents segment profit or loss is generated by the Company that is used by its chief operating decision-maker in allocating resources and assessing performance. Thus, the Company is a single operating segment under SFAS No. 131 and the geographical segments disclosed in note 5 do not represent operating segments under SFAS No. 131.

33.  SUBSEQUENT EVENTS

     On March 16, 2006, the Board approved to procure a new satellite, AsiaSat 5, to replace AsiaSat 2 before its retirement. On April 28, 2006 and May 8, 2006, the Group entered into a Construction Agreement and a Launch Contract respectively with two independent third parties for the construction and launching of AsiaSat 5. The consideration of the above contracts together with the insurance cost is estimated at approximately US$180 million (approximately HK$1,404 million).

34.  CONVENIENT TRANSLATION TO UNITED STATES DOLLARS

     The translation of Hong Kong dollar amounts into United States dollars are for convenience and have been made at a rate of HK$7.8 to US$1, the approximate rate of exchange at December 31, 2005. Such transactions should not be construed as representations that the Hong Kong dollars amounts represent, or have keen, or could be converted into United States dollars at that or any other rate.