Form 20-F
period 2006-12-31
ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LTD
filed 2007-06-18
CIK 1015276

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 18, 2007
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                    FORM 20-F

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006
                                       OR
|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
      For the transition period from _________ to ___________

|_| SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
      Date of event requiring this shell company report ____________________

                         COMMISSION FILE NUMBER 1-14396

                                 ASIA SATELLITE
                       TELECOMMUNICATIONS HOLDINGS LIMITED
--------------------------------------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)

                N/A                                       Bermuda
--------------------------------------------------------------------------------
    (Translation of Registrant's              (Jurisdiction of Incorporation
         Name Into English)                            or Organization)

                           17th Floor, The Lee Gardens
                                 33 Hysan Avenue
                                  Causeway Bay
                                    Hong Kong
                                  852-2500-0888
--------------------------------------------------------------------------------
          (Address and Telephone Number of Principal Executive Offices)

              Securities registered or to be registered pursuant to
                           Section 12(b) of the Act:

                                                     NAME OF EACH EXCHANGE
         TITLE OF EACH CLASS                          ON WHICH REGISTERED
         -------------------                         ---------------------
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

              Securities registered or to be registered pursuant to
                         Section 12(g) of the Act: None
                                (Title of Class)

              Securities for which there is a reporting obligation
                   pursuant to Section 15(d) of the Act: None
                                (Title of Class)

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
     -- As of December 31, 2006, 390,265,000 shares of Common Stock were issued and outstanding

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

================================================================================

                                TABLE OF CONTENTS

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

                                                                            PAGE
EXCHANGE RATES................................................................1
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS..........................2

PART I........................................................................2

   Item 1.    Identity of Directors, Senior Management and Advisors...........2
   Item 2.    Offer Statistics and Expected Timetable.........................2
   Item 3.    Key Information.................................................2
   Item 4.    Information on the Company.....................................14
   Item 5.    Operating and Financial Review and Prospects...................36
   Item 6.    Directors, Senior Management and Employees.......................
   Item 7.    Major Shareholders and Related Party Transactions..............59
   Item 8.    Financial Information..........................................61
   Item 9.    Stock Price History............................................62
   Item 10.   Additional Information.........................................64
   Item 11.   Quantitative and Qualitative Disclosures About Market Risk.....65
   Item 12.   Description of Securities Other than Equity Securities.........66

PART II......................................................................66

   Item 13.   Defaults, Dividend Arrearages and Delinquencies................66
   Item 14.   Material Modifications to the Rights of Security Holders
              and Use of Proceeds............................................66
   Item 15.   Controls and Procedures........................................66
   Item 16.   Other Information..............................................67

PART III.....................................................................69

   Item 17.   Financial Statements...........................................69
   Item 18.   Financial Statements...........................................69
   Item 19.   Financial Statements and Exhibits..............................69

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

     On May 25, 2007,  Asiaco  Acquisitions Ltd.  ("Asiaco"),  a company jointly owned indirectly by CITIC Group ("CITIC") and General Electric Capital Corporation ("GECC"), launched mandatory general offers (the "Offers") for our outstanding ordinary shares (the "Shares") not held by Bowenvale Limited, the controlling shareholder of the Company whose indirect shareholders are CITIC and GECC. The Offers are structured as two separate offers in order to comply with differences in U.S. and Hong Kong law in respect of withdrawal rights of shareholders and settlement for tendered shares. The mandatory general offers were triggered by an exchange transaction completed between SES S.A. ("SES") and GECC on March 29, 2007, pursuant to which SES redeemed approximately 19 per cent of the issued share capital of SES held by GECC in exchange for shares of a new company holding a number of assets and cash, including SES's entire shareholding in Bowenvale. The exchange transaction is deemed to have resulted in the formation of a new concert group between CITIC and GECC that has statutory control over Bowenvale and thus AsiaSat.

     The Offers followed the termination of a proposal to privatize (the "Privatization") the Company by way of a scheme of arrangement (the "Scheme") under Bermuda law. The Scheme was terminated by Asiaco by invoking the authorization condition to the Scheme after the U.S. Department of State (the "State Department") had in correspondence with GECC indicated that it would not grant the approval necessary to implement the Privatization by way of the Scheme. In the opinion of Asiaco, the consequences of proceeding with the Scheme without obtaining approval from the State Department would be materially adverse to the business of AsiaSat as it would result in AsiaSat being deemed in breach of important approvals previously granted to AsiaSat by the State Department in relation to its satellites.

     In the documentation relating to the Privatization, Asiaco cited the heavy financial and administrative burden imposed on the Company by its dual listings on the Hong Kong Stock Exchange and the New York Stock Exchange. If, following completion of the Offers, the Company becomes eligible to delist from the New York Stock Exchange and to terminate its reporting obligations under the Securities Exchange Act of 1934 (the "Exchange Act"), the Company is likely to seek the delisting and deregistration under the Exchange Act.

     If, following the Offers the Company's public float is less than 25%, either the Company will issue additional Shares or the Company's principal shareholders will sell Shares so that at least 25% of the Shares are held by unaffiliated shareholders as required by the listing rules of the Hong Kong Stock Exchange. See Item 4 "Information on the Company - Privatization Scheme and Mandatory General Offers."

                                 EXCHANGE RATES

     The Company and AsiaSat prepare their financial statements in Hong Kong Dollars. In this Annual Report references to "US Dollars," "US$" or "$" are to United States Dollars and references to "Hong Kong Dollars," "HK Dollars" or "HK$" are to Hong Kong Dollars. Solely for the convenience of the reader, this Annual Report contains translations of certain Hong Kong Dollar amounts into US

Dollars at specified rates. These translations should not be construed as representations that the Hong Kong Dollar amounts actually represent such US Dollar amounts or could be converted into US Dollars at the rates indicated or at all. Unless otherwise stated, the translations of Hong Kong Dollars into US Dollars have been made at the rate of HK$7.80 to US$1, the approximate rate of exchange on December 31, 2006. The noon buying rate in New York City for cable transfers in Hong Kong Dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") was HK$7.7771 to US$1 on December 31, 2006. The Noon Buying Rate on June 14, 2007 was HK$7.8169 to US$1.

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

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

     Not applicable.

ITEM 3.  KEY INFORMATION

                         SELECTED FINANCIAL INFORMATION

     The summary income statement data of the Company for the years ended December 31, 2004, 2005 and 2006 and the summary balance sheet data of the Company as of December 31, 2005 and 2006 set forth below are derived from, and are qualified in their entirety by reference to, the audited consolidated financial statements of the Company, including the notes thereto, included elsewhere herein and in "Operating and Financial Review and Prospects." The summary income statement data for the years ended December 31, 2002 and 2003 and the summary balance sheet data as of December 31, 2002, 2003 and 2004 set forth below are derived from audited consolidated financial statements of the Company not included herein. The consolidated financial statements of the Company are prepared and presented in accordance with Hong Kong Financial Reporting Standards, or HKFRS, which differ in certain material respects from accounting principles generally accepted in the United States, or U.S. GAAP. Note 32 to the Company's consolidated financial statements contains descriptions of the significant differences between HKFRS and U.S. GAAP, a reconciliation of net income from HKFRS to U.S. GAAP for the years ended December 31, 2004, 2005 and 2006, and a reconciliation of shareholders' equity from HKFRS to U.S. GAAP as of December 31, 2005 and 2006. In addition, Note 32 to the Company's consolidated financial statements contains additional disclosures required under U.S. GAAP, which are not disclosed elsewhere in the notes to the Company's consolidated financial statements.

                                           2002            2003         2004          2005          2006          2006
                                          -------         -------      -------       -------       -------       -------
                                            HK$             HK$          HK$           HK$           HK$           US$
                                                    (in millions, except for percentages and per share amounts)
INCOME STATEMENT DATA:
HKFRS:
   Revenues........................         950.8          896.2      1,005.0         879.7         929.9         119.2
   Cost of services................        (243.1)        (313.3)      (420.5)       (419.0)       (410.6)        (52.6)
   Administrative expenses.........         (76.7)         (56.1)      (102.5)        (83.9)        (94.6)        (12.1)
   Operating profit................         637.4          532.6        504.0         420.5         517.5          66.3
   Share of results of
      associates (including
      goodwill amortization).......         (13.7)         (15.6)       (12.4)         (3.9)         (8.4)         (1.1)
   Impairment loss recognized in
      respect of goodwill of
      associates...................             -           (1.9)           -             -             -             -
   Profit before taxation                   623.8          512.1        491.6         416.6         508.9          65.2
   Minority Interests..............             -              -         (0.1)         (0.8)         (0.6)         (0.1)
   Taxation........................         (69.1)         (87.6)       (60.5)        (51.3)        (55.5)         (7.1)
   Profit for the year.............         554.7          424.5        431.1         365.4         453.4          58.1
   Earnings per share
      Basic........................          1.42           1.09         1.10          0.94          1.16          0.15
      Diluted......................          1.42           1.09         1.10          0.94          1.16          0.15
   Earnings per ADS
      Basic........................         14.21          10.88        11.05          9.38         11.62          1.49
      Diluted......................         14.21          10.88        11.05          9.38         11.62          1.49

Dividend declared per share:
   Ordinary........................          0.25           0.32         0.35          0.35          0.35          0.04
Number of shares outstanding
     (in thousands)................       390,266        390,266      390,266       390,266       390,266       390,266

U.S. GAAP:
   Profit for the year                      538.1          408.3        424.1         358.8         446.3          57.2

   Earnings per share
      Basic........................          1.38           1.05         1.09          0.92          1.14          0.15
      Diluted......................          1.38           1.05         1.09          0.92          1.14          0.15
   Earnings per ADS
      Basic........................         13.79          10.46        10.86          9.19         11.43          1.46
      Diluted......................         13.79          10.46        10.86          9.19         11.43          1.46

                                           2002            2003         2004          2005          2006          2006
                                          -------         -------      -------       -------       -------       -------
                                            HK$             HK$          HK$           HK$           HK$           US$
BALANCE SHEET DATA:
HKFRS:

   Net current assets                       239.0          529.9      1,023.1       1,461.1       1,770.9         227.0
   Property, plant and
      equipment (1)................       3,206.4        3,140.0      2,894.5       2,620.9       2,630.8         337.3

Total assets.......................       3,936.4        4,157.2      4,549.2       4,683.5       5,091.2         652.7

   Long-term liabilities (2).......         326.0          336.5        317.1         280.3         336.1          43.1

   Total liabilities (excluding
      minority interests)..........         589.1          588.5        668.3         573.8         664.7          85.2
   Capital stock ..................          39.0           39.0         39.0          39.0          39.0           5.0

   Total shareholders' equity......       3,346.7        3,568.3      3,874.6       4,104.2       4,421.6         566.9

U.S. GAAP:
   Property, plant and equipment...       3,276.6        3,198.5      2,944.9       2,663.3       2,665.1         341.7

   Total assets....................       4,011.2        4,215.7      4,599.9       4,726.1       5,125.7         657.1

   Long-term liabilities (2).......         335.4          345.8        325.6         288.1         343.2          44.0

   Total liabilities (excluding
      minority interests)..........         598.5          597.7        676.8         581.6         671.8          86.1

   Total shareholders' equity......       3,412.2        3,617.5      3,916.7       4,138.9       4,448.7         570.3

----------------
(1) Excludes leasehold land and land use rights which are reclassified as prepaid operating lease payments with the adoption of revised Hong Kong Accounting Standard 17.
(2)  Excludes current portion of long-term liabilities.

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

                                                   HONG KONG DOLLAR/US DOLLAR
                                                        NOON BUYING RATE

                                 AVERAGE (1)         HIGH              LOW             PERIOD END
                                     HK$             HK$               HK$                HK$
2002 ......................        7.7996           7.8095            7.7970             7.7988

2003 ......................        7.7864           7.8001            7.7085             7.7640

2004 ......................        7.7891           7.8010            7.7632             7.7723

2005 ......................        7.7755           7.7999            7.7514             7.7533

2006.......................        7.7685           7.7928            7.7506             7.7771

December 2006..............        7.7723           7.7787            7.7665             7.7771

January 2007...............        7.8000           7.8112            7.7797             7.8078

February 2007..............        7.8114           7.8141            7.8041             7.8119

March 2007.................        7.8132           7.8177            7.8093             7.8137

April 2007.................        7.8154           7.8212            7.8095             7.8212

May 2007...................        7.8187           7.8236            7.8044             7.8087

-------------
(1) The average of the Noon Buying Rates on the last day of each month during the period.

                                  RISK FACTORS

     RISK OF LAUNCH AND IN-ORBIT FAILURE, LOSS, REDUCED PERFORMANCE AND SATELLITE DEFECTS

     Satellites are subject to significant risks, including launch and in-orbit failure, satellite defects, destruction and damage that may result in total or partial loss or incorrect orbital placement or may prevent proper commercial operation. The failure rate varies by launch vehicle, launch services provider and satellite manufacturer. A total or constructive total loss of any of our satellites would adversely affect the Company. In addition, any defects in AsiaSat 2, AsiaSat 3S or AsiaSat 4 may also adversely affect the Company. See "Information on the Company -- Satellites."

     RISKS IN RELATION TO THE CONSTRUCTION AND LAUNCH OF ASIASAT 5

     AsiaSat has entered into a construction contract and a launch contract for the commissioning of AsiaSat 5. The Company plans to launch AsiaSat 5 in 2009. AsiaSat 5 will replace AsiaSat 2, which is tentatively scheduled to be retired in 2010. The Company originally planned for the launch of AsiaSat 5 in 2008 so as to allow sufficient time for the construction and launch of another satellite in the event of an unsuccessful launch of AsiaSat 5. However, due to the potential delay in launch until 2009, caused by a production shortage of the Ukrainian supplied Zenit rocket and the formal investigation of the recent Sea Launch failure, the Company will explore other means to address the potential negative impact of an AsiaSat 5 launch failure. The total consideration under the construction and launch contracts, together with insurance costs, is estimated at approximately HK$1,404.0 million (US$180.0 million). There can be no assurance that alternative means to address the risk will be available or feasible.

     The construction contractor, Space Systems/Loral, Inc., is a subsidiary of Loral Space & Communications Inc., which emerged from chapter 11 of the federal bankruptcy laws of the United States in November 2005. Any future financial difficulties of Space Systems/Loral, Inc. may adversely affect its performance under the construction contract and may adversely affect the success of, or delay, the launch of AsiaSat 5. In addition, there can be no assurance that a launch vehicle will be available or that the launch of AsiaSat 5 will otherwise occur in 2009 as currently planned or that the subsequent in-orbit testing will be successful. In the event AsiaSat 5 does not meet specifications, there are limited opportunities for the Company to replace AsiaSat 5 (and hence AsiaSat 2) and the failure to timely replace AsiaSat 5 (and hence AsiaSat 2) may result in interruption of services to our customers and adversely affect the operation and financial results of the Company. The Company's legal right to use the orbital location from which AsiaSat 5 was to operate may not be maintained. Furthermore, a significant portion of the total cost of the construction and launch of a satellite is the cost of insurance, which generally will not be obtained until several months prior to a scheduled launch. There can be no assurance that sufficient insurance can be obtained at a reasonable price prior to the launch of AsiaSat 5.

     RISK OF NOT SUCCESSFULLY RENEWING EXISTING TRANSPONDER CAPACITY AGREEMENTS OR NOT RENEWING THEM ON TERMS SIMILAR TO THEIR CURRENT TERMS OR CUSTOMERS SWITCHING TO OTHER PROVIDERS OF SATELLITE TRANSPONDER CAPACITY

     The Company's existing transponder capacity agreements, also known as transponder utilization agreements, have scheduled termination dates. If the Company is unsuccessful in obtaining their renewal on similar commercial terms, including price levels, and for similar duration, or in identifying alternate users for returned capacity, the Company's revenues will be adversely affected.

     In order to discourage the unlawful interruption and interference of transmission of Chinese television programs, the Chinese government plans to launch and operate satellites with "anti-attack" technology that may help prevent such unlawful interruption or interference. Two such satellites are scheduled for launch in 2007. Should those satellites be launched and tested successfully, Chinese television broadcasters presently transmitting via the Company's satellites may switch to these satellites. If that occurs, it will have a negative impact to the revenue of the Company. Chinese television broadcasters accounted for approximately 8.8% of the Company's total revenue in 2006. AsiaSat 5, when launched in 2009, will also have "anti-attack" features, but there can be no assurance that Chinese television broadcasters, if they have switched to those satellites, will switch back to AsiaSat 5 after its launch.

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

     RISK OF LOSING SATELLITE SERVICE REVENUES IF OTHER SATELLITES OR SIGNALS INTERFERE WITH THE COMPANY'S TRANSMISSIONS

     Satellites operating from orbital slots that are adjacent to, and using the same band of frequencies as, the Company's satellites could interfere with the signals transmitted by its satellites. Such interference could lead to the loss of satellite service revenues if customers migrate to competitors who operate satellites without such interference. The Company has entered into frequency coordination agreements with certain other operators to avoid any material interference and pursuant to which the Company has agreed to certain operating constraints. The Company's ability to use its orbital slots could be further constrained in order to avoid material interference with other satellites. Disputes over interference could arise with other operators in the future. In addition, unintentional or intentional signals could interfere with the transmissions of the Company's customers and could severely damage the reputation of the Company. If not remedied, such interference could lead to a loss of satellite service revenues if customers migrate to competitors. See "Information on the Company -- Additional Orbital Slots and Use of Frequencies" and "Information on the Company - Satellites - AsiaSat 3S."

     RISK OF LOSS OR DAMAGE TO SATELLITES, GROUND BASED SATELLITE CONTROL EQUIPMENT OR SATELLITE STATIONS FROM ACTS OF WAR, TERRORISM, ELECTROSTATIC STORM, SPACE DEBRIS AND OTHER NATURAL DISASTERS

     The loss, damage or destruction of AsiaSat 2, AsiaSat 3S or AsiaSat 4, or damage or destruction to AsiaSat's ground based satellite control equipment and satellite stations, as a result of military actions or acts of war, terrorism, anti-satellite devices, electrostatic storm, collision with space debris, other natural disasters or other causes would have an adverse effect on the Company. AsiaSat's insurance policies include standard commercial satellite insurance provisions and customary exclusions from losses resulting from (i) military or similar actions, (ii) terrorism, (iii) laser, directed energy or nuclear anti-satellite devices, (iv) insurrection and similar acts or governmental action to prevent such acts, (v) governmental confiscation, (vi) nuclear reaction or radiation contamination or (vii) willful or intentional acts of AsiaSat or its contractors. Uninsured losses are likely to have a material adverse effect on the Company. See "Information on the Company -- Insurance."

     RELIANCE UPON SIGNIFICANT CUSTOMER

     The Company's largest customer is STAR Group Limited ("STAR"), which is a Hong Kong-based international satellite television broadcasting company that broadcasts over the greater Asian region and is wholly-owned by News Corporation, a leading international media group. STAR accounted for approximately 22.4%, 25.7% and 24.3% of AsiaSat's revenues in the years ended December 31, 2004, 2005 and 2006, respectively. See "Information on the Company
- Services and Customers."

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

     RISK OF LIMITED MARKET DEMAND AND INCREASING COMPETITION

     The business in which the Company operates is highly competitive. The satellite services provided by the Company are used by its customers for point to multipoint communication (principally television broadcasting, private communication networks, Internet and multimedia services). The Company's principal competitors are regional and domestic satellite companies operating in the Asian region. Many of these competitors are licensed by the local governments and have de facto monopolies in their countries. Many of these competitors also are substantially larger in fleet size, and have financial resources that are substantially greater, than those of the Company. See "Information on the Company - Competition."

     TRANSPONDER OVERSUPPLY. The supply of transponders continues to exceed the demand for transponders and, due to persistent oversupply of transponder capacity and the slow introduction of new applications in the region, the Asia-Pacific satellite market remains particularly competitive. The Company believes that this imbalance cannot be corrected until global economic growth and new applications and services increase demand for the existing capacity. See "Information on the Company - Competition - Transponder Oversupply."

     COMPETING SYSTEMS AND SATELLITES. AsiaSat competes with a number of regional and domestic satellites and satellite systems such as APSTAR, Chinasat, Indosat, INSAT, Intelsat, JSAT, Koreasat, MEASAT, New Skies Satellites, Singtel Optus, SINOSAT, Superbird, Thaicom and others. The Company believes that most of the domestic systems are planning to add at least some regional transponders to their next generation of satellites. The increased competition could adversely affect the Company's business prospects. See "Information on the Company - Competition - Competition Restriction from Domestic Systems."

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

     OUR CONTROLLING SHAREHOLDERS HAVE INTERESTS THAT MAY CONFLICT WITH THE INTERESTS OF THE COMPANY OR OTHER SHAREHOLDERS

     The Company is controlled by Bowenvale Limited ("Bowenvale"), which owns 68.75% of the outstanding Shares. As a result of the Exchange Transaction, effective March 29, 2007, Bowenvale is jointly owned indirectly by CITIC and GECC. The interests of CITIC and GECC as our controlling shareholders could conflict with our interests or with the interests of our other shareholders. As a result, they may take actions or cause the Company to take actions that may not be in the best interests of other shareholders. In addition, the business of our controlling shareholders may be in competition with ours. For example, as part of the Exchange Transaction, GECC also acquired a new satellite, GE-23, from SES Global. Part of the footprint of GE-23 overlaps with that of the Company's satellites, and as such competes or may compete with our business. We cannot assure you that such conflict of interests and competing business activities will not have a material adverse effect on our business operations, financial condition or results of operations.

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

     The Company has been advised by OFTA that it is considering reassigning part of the satellite extended C-band (specifically 3400 to 3600 MHz) for Broadband Wireless Access (BWA) applications. Although the Company does not use this part of the band, the Company believes, based on analysis and limited testing, that broad deployment of BWA transmitters in Hong Kong will disrupt or interfere with all conventional (3700 to 4200 MHz) and extended C band (3400 to 3700 MHz) satellite services in Hong Kong. The Company, other satellite operators and users have raised objections to this allocation by OFTA, but there can be no assurance that this objection will be successful. While the initial comment by OFTA on the objection raised towards the frequency reassigning proposal was positive, OFTA has stated that it will re-assess the position following the upcoming meeting of the ITU (as defined below) on frequency assignment in October 2007. This proposal by OFTA is part of a worldwide trend to assign more frequency spectrum to mobile and nomadic communications services users. Should this trend continue, C band satellite services will be disadvantaged, particularly in urban areas within the Company's regional coverage.

     OTHER NATIONAL REGULATORY SCHEMES. The customers of the Company are regulated by the regulatory authority in the countries in which they operate. Many of the Company's customers must have authorization from the countries in which such customers are located in order to uplink to and communicate by means of the Company's satellites. Although the Company does not believe these regulatory schemes will prevent the Company from pursuing its business, there can be no assurance that such licenses and approvals are or will remain sufficient in the view of national regulatory authorities and that these authorities will not discourage or prevent potential customers from utilizing transponders on the Company's satellites.

     The laws of certain countries require television broadcasters and satellite telecommunication users providing services in such countries generally to use state-owned or locally-owned satellites. Punitive withholding taxes are often applicable to payments made under non-domestic satellite contracts. These legal requirements prevent the Company and other satellite companies from competing freely and fairly to provide transponder capacity to these potential customers. There can be no assurance that other countries in the Asian region, including countries in which the Company already has customers, will not impose similar requirements to use state-owned or locally-owned satellites in the future. The imposition of such requirements could adversely affect the Company's results of operations. See "Information on the Company - Competition."

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

     INTERNATIONAL TELECOMMUNICATION UNION. AsiaSat's use of orbital slots and radio frequency is subject to the regulations of the International Telecommunication Union ("ITU"). Countries are required by treaty to make a filing of their proposed use of satellite orbital slots for geostationary satellites with the Radiocommunication Bureau of the ITU. When a conflict or potential conflict is noted, nations are obligated to negotiate in an effort to coordinate the proposed uses and resolve any interference concerns. The Radiocommunication Bureau, however, has no formal dispute resolution mechanism, and if countries cannot agree on a resolution, a satellite system will not be entitled to the full interference protection afforded under international law. See "Information on the Company - Regulation - International Telecommunication Union."

     FAILURE TO MAINTAIN EFFECTIVE INTERNAL CONTROL OVER FINANCIAL REPORTING IN ACCORDANCE WITH SECTION 404 OF THE SARBANES-OXLEY ACT OF 2002 COULD RESULT IN THE LOSS OF INVESTOR CONFIDENCE IN THE RELIABILITY OF THE COMPANY FINANCIAL STATEMENTS, WHICH IN TURN COULD HARM THE COMPANY'S BUSINESS AND NEGATIVELY IMPACT THE TRADING PRICE OF THE SHARES AND ADSS

     The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company's internal control over financial reporting in its annual report, which contains management's assessment of the effectiveness of the company's internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on management's assessment of the effectiveness of the Company's internal controls over financial reporting. Based on the amended rules of the SEC, these requirements will not apply to the Company until its annual report on Form 20-F for the fiscal year of 2007. Nevertheless, the management has completed an assessment of the effectiveness of its internal controls over financial reporting and its independent auditor has attested to the management's assessment. If management fails to maintain the adequacy of the Company's internal controls, the Company may not be able to conclude that it has effective internal control over financial reporting on an ongoing basis in accordance with the Sarbanes-Oxley Act. Moreover, effective internal control is necessary to produce reliable financial reports and are important to help prevent fraud. As a result, the failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of the Company's financial statements, which in turn could harm the Company's business and negatively impact the trading price of the Shares and ADSs. Furthermore, management anticipates that it will continue to incur considerable costs and use significant management time and other resources in an effort to comply with
Section 404 and other requirements of the Sarbanes-Oxley Act.

     POLITICAL, ECONOMIC AND OTHER REGIONAL RISKS

     AsiaSat is a Hong Kong company. Substantially all of AsiaSat's revenues are derived from its operations conducted in the Asian region. In 2004, 2005 and 2006, approximately 51.8%, 61.9% and 57.6%, respectively, of AsiaSat's revenues, were derived from customers from Greater China, which includes mainland China, Hong Kong, Macau and Taiwan. Furthermore, during 2004, 2005 and 2006, approximately, 22.4%, 25.7% and 24.3%, respectively, of AsiaSat's revenues were attributable to transponder utilization agreements with STAR, a Hong Kong company. As a result, the Company's financial condition and results of operations may be influenced by the political situation in the Asian region and by the general state of the economies in such region.

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

     The Company may also be adversely affected by changes in the political and social conditions in China, and by changes in laws, regulations and governmental policies, with respect to broadcast media, telecommunications services, inflationary measures, currency conversion or the rates and methods of taxation, among other things. While the Chinese government is expected to continue its economic reform policies, many of the reforms are new or experimental and may be refined or changed. Also see " - Risk of Not Successfully Renewing Existing Transponder Capacity Agreements or Not Renewing Them on Terms Similar to Their Current Terms or Customers Switching to Other Providers of Satellite Transponder Capacity."

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

     HONG KONG. Hong Kong is a Special Administrative Region of China. Although the Basic Law, which governs China's relationship with Hong Kong, provides that Hong Kong will have a high degree of legislative, judicial and economic autonomy, there can be no assurance that the Company's financial condition and results of operations will not be adversely affected as a consequence of the exercise of China's sovereignty over Hong Kong. In addition, political and social developments in China have from time to time adversely affected the Hong Kong economy.

     SARS, AVIAN FLU OR SIMILAR OCCURRENCE. The Company's business could be adversely affected by the re-emergence of Severe Acute Respiratory Syndrome (or
SARS) or the development of a possible pandemic such as the avian influenza or a similar type of regional occurrence. Restrictions on travel resulting from these possible events could adversely affect the Company's ability to market and service new and existing customers throughout the Asian region. In addition, sick employees or other employees who fear contracting such illness could decide to not report for work. The Company's results of operations could be adversely affected to the extent that SARS, avian influenza or a similar type of regional occurrence harms the economy in, or otherwise negatively affects, China or the Asian region generally.

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

     RISKS RELATED TO U.S. EXPORT CONTROLS

     The United States tightly restricts the export of commercial communications satellites and satellite-related components and technology. U.S. export control policy toward Hong Kong and the Company is affected by U.S.-PRC relations, which can vary from time to time. AsiaSat has sourced all its satellites in the United States, including the new AsiaSat 5. There can be no assurance that U.S. policy will not change in ways that will have a negative effect on the export of future satellites, including the timing of such export, nor can there be any assurance that future U.S. sourcing by the Company will be unimpeded by U.S. export restrictions. The Company obtained approvals from the State Department in connection with its initial sourcing of satellites. The State Department's approval is required when there is a change in ownership of the satellites. In connection with the Privatization, the State Department indicated to GECC that it viewed the proposed Privatization as causing a significant change of control of a party owning and controlling previously exported satellites that would require its approval and that it was not prepared to grant such approval in the context of the Scheme. Asiaco is proceeding with the Offers on the understanding that the Offers will not require similar approval, provided that if necessary to maintain a public float of 25% either the Company will issue additional Shares or its controlling shareholders will sell Shares so that at least 25% of the Shares are held by public shareholders. The State Department has not stated any restriction on the ability of the Company to delist the Shares and ADSs from the New York Stock Exchange or to deregister the Shares and ADSs with the SEC.

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

     RISK OF NOT BEING ABLE TO HIRE AND RETAIN TECHNOLOGY SPECIALISTS IN THE SATELLITE INDUSTRY

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

     ORGANIZATIONAL STRUCTURE

     The Company is the parent company of AsiaSat. AsiaSat holds a 47.3% interest in SpeedCast Holdings Limited, a 49.0% interest in Beijing Asia Sky Telecommunications Technology Company Limited ("Beijing Asia") and an 80.0% interest in Skywave TV Company Limited as at 31 December 2006. See Notes 9 and 10 to the Company's consolidated financial statements.

     ACQUISITIONS, INVESTMENTS AND JOINT VENTURES

     o In March 2002, the Company entered into an agreement to acquire an additional 8.8% interest to increase its interest in SpeedCast Holdings Limited from 36.5% to 45.3%, which wholly owns SpeedCast Limited
         ("SpeedCast") by making an aggregate contribution of HK$31.2 million (US$4.0 million), of which HK$19.5 million (US$2.5 million) was in cash and HK$11.7 million (US$1.5 million) was by means of extending the usage of one C-band transponder by SpeedCast Holdings Limited for a further period of 219 days from February 4, 2003. In 2003, the Company extended payment terms to SpeedCast allowing a deferment with interest of up to HK$8.6 million (US$1.1 million) in transponder payments until the end of April 2004. In May 2004, the Company entered into a further agreement to acquire an additional 2% interest in SpeedCast Holdings Limited by making a contribution of HK$11.7 million (US$1.5 million) in cash. See "- Services and Customers - Expanded Services and Other Businesses."

     o In March 2001, AsiaSat entered into an agreement with respect to the lease of the Tai Po Site. For details with respect to the lease of the Tai Po Site, see "Additional Information - Material Contracts", "- Business Overview" and "- Property, Plants and Equipment - Land Facilities." In March 2002, AsiaSat entered into a construction agreement with Leighton Contractors Asia Limited with respect to the construction of a satellite control center on the Tai Po Site. In December 2002, AsiaSat entered into an agreement with Globecomm Systems Europe Limited for the procurement of the telemetry, tracking and control ("TT&C") radio frequency system to be installed at the satellite control center at the Tai Po Site. In January 2004, AsiaSat entered into an agreement with Integral Systems for satellite control software. In September 2006, another agreement between AsiaSat and Integral Systems was entered into for the procurement of satellite control software for AsiaSat 5. As at December 31, 2006, HK$223.4 million (US$28.6 million) had been spent on the Tai Po Site. See "Additional Information - Material Contracts."

     o In March 2004, the Company entered into a joint venture arrangement and formed Beijing Asia Sky Telecommunications Technology Company Limited ("Beijing Asia") to provide corporate data networks and services in China using very small aperture terminal ("VSAT") technology. In exchange for a 49% interest in Beijing Asia, the Company contributed HK$12.5 million (US$1.6 million) in cash to Beijing Asia and has committed to provide Beijing Asia with transponder capacity in an amount of up to HK$13.0 million (US$1.7 million) payable on a deferred basis over the next three to five years. As at December 31, 2006, 88% of the HK$13.0 million has been utilized. See "-- Services and Customers - Expanded Services and Other Businesses" and "Additional Information - Material Contracts."

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

     o In April 2006, AsiaSat entered into a construction contract with Space Systems/Loral, Inc. ("Loral") for the design and construction of AsiaSat 5. In May 2006, AsiaSat entered into a launch contract with Sea Launch Limited Partnership ("Sea Launch") which will provide launch services related to the launch of AsiaSat 5 from the Baikonur Space Center in Kazakhstan. The total consideration payable under the two contracts, together with an estimate of insurance costs, is approximately HK$1,404.0 million (US$180.0 million), out of which HK$298.0 million was paid in 2006. See "-- Business Overview - Satellites - AsiaSat 5."

     PRIVATIZATION SCHEME AND MANDATORY GENERAL OFFERS

     On February 13, 2007, Asiaco (formerly named Modernday Limited), a company jointly owned by Able Star (a subsidiary of CITIC ) and GE Equity Investments Inc. (a subsidiary of GECC) , submitted a proposal to the Company's Board of Directors to privatize the Company by way of a scheme of arrangement under
Section 99 of the Companies Act of Bermuda. Upon completion of the Scheme, the Company would become wholly owned by Asiaco and Bowenvale Limited and indirectly owned by CITIC and GECC.

     On March 19, 2007, the Company dispatched Asiaco's proposal and the terms and conditions of such proposal to its shareholders (including ADS holders) and holders of options. In connection with the Scheme, the Company, among other parties, filed a Schedule 13E-3 with the SEC.

     The Company obtained approvals from the State Department in connection with its initial sourcing of satellites. The State Department's approval is required when there is a change in ownership of the satellites. In connection with the Privatization, the State Department indicated to GECC that it viewed the proposed Privatization as causing a significant change of control of a party owning and controlling previously exported satellites that would require its approval and that it was not prepared to grant such approval in the context of the Scheme. The obtaining of relevant authorizations was one of the conditions to the implementation of the Scheme which had to be satisfied or waived. Asiaco did not waive this condition and the Scheme was discontinued.

     One of the conditions precedent to the completion of the Scheme was the completion of a transaction pursuant to which SES (a shareholder of Bowenvale) redeemed GECC's entire indirect holding of SES shares in exchange for shares of a new company holding assets and cash, including SES's entire shareholding in Bowenvale (the "Exchange Transaction"). The Exchange Transaction was completed on March 29, 2007 and, upon such completion, Bowenvale became jointly and indirectly owned by CITIC (through Able Star) and GECC through GE Equity.

     By reason of a regulatory position taken by the regulators in Hong Kong to the effect that the Exchange Transaction resulted in the formation of a new concert group thereby triggering an obligation to launch an unconditional, mandatory offer, on May 25, 2007 Asiaco launched the Offers for all Shares and ADSs and outstanding options of the Company.

     If, following the Offers the Company's public float is less than 25%, either the Company will issue additional Shares or the Company's principal shareholders will sell Shares so that at least 25% of the Shares are held by unaffiliated shareholders, as required by the listing rules of the Hong Kong Stock Exchange.

     In addition, the Company understands that if, following the Offers, the number of holders of AsiaSat Shares resident in the United States falls below 300 or the Company otherwise becomes eligible for de-registration under the Exchange Act, the Company intends to file a Form 15 or Form 15F with the SEC to request that the Company's reporting obligations under the Exchange Act be suspended or terminated.

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

     As of December 31, 2006, the utilization rate for each of AsiaSat 2, AsiaSat 3S and AsiaSat 4 was approximately 46.9%, 74.2% and 48.4%, respectively, with an average of 57.1% under transponder utilization agreements and transponder purchase agreements.

     The Company provides transponder capacity primarily to the broadcasting, telecommunications (including private communication networks), Internet and multimedia markets. AsiaSat has entered into separate transponder utilization agreements with over 100 customers from various countries and regions, including Australia, British West Indies, China, Hong Kong, India, Korea, Kuwait, Pakistan, Singapore, Taiwan, the United Kingdom, the United States and Vietnam.

     In 2004, 2005 and 2006, approximately 51.8%, 61.9% and 57.7%, respectively, of the Company's revenues were derived from customers from Greater China, which includes mainland China, Hong Kong, Macau and Taiwan.

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

     SERVICES AND CUSTOMERS

     During the last three years, the Company's revenues were derived from the following markets:

                                         2004        2005        2006

Broadcasting (video).......              70.6%       65.7%       67.8%

Telecommunications, Internet
and Multimedia.................          29.4%       34.3%       32.2%

     Total revenue from the Company's five largest customers in each of the years ended December 31, 2004, 2005 and 2006 was HK$462.5 million, HK$345.8 million and HK$391.4 million respectively, which represented 46.0%, 39.3%, and 42.1% respectively, of total revenue. Revenues from the Company's largest customer represented 22.4%, 25.7% and 24.3% of total revenue for the years ended December 31, 2004, 2005 and 2006, respectively.

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

     STAR entered into capacity agreements for transponders on AsiaSat 3S. In February 2004, the Company entered into an agreement with STAR to provide facilities at the Tai Po Site to house STAR's back up play out, broadcast and radio frequency equipment for downlinking and uplinking to AsiaSat 3S, and other related services. STAR also utilizes AsiaSat 2 C-band capacity to provide programming primarily as backup capacity.

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

     AsiaSat currently is not subject to any exclusivity arrangement with any of its customers. Other broadcasters on its satellite fleet using its transponders include Pakistan TV, Associated Press Television News, the Ministry of Information of Kuwait, BBC World Service Radio, Voice of America, Deutsche Welle of Germany, TV5, RAI of Italy, RTVE of Spain, RTPi of Portugal, RTR Planeta of Russia, Fashion TV, TVB Satellite Broadcasting of Hong Kong, the European Broadcasting Union, Zee TV, Sahara TV, Turner Broadcasting System, Sun TV, Bloomberg TV, NOW TV, Indus Vision, Muslim TV, MATV, Channel NewsAsia and Reuters TV.

     In addition, governmental bodies seek to use satellites to expand their coverage to remote and underdeveloped regions of their countries that would otherwise be under served. The signals are received at rebroadcast centers and retransmitted to viewers. The State Administration of Radio, Film and Television of China uses capacity on AsiaSat 3S to distribute domestic and international television programming. A number of television channels from various provinces and regions in China are broadcasting on AsiaSat's C-band transponders.

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

     Customers including Telstra Corporation and SpeedCast use AsiaSat's satellites to offer broadband (which refers to the provision of multiple channels of data over a single communications channel), Internet and multimedia services.

     EXPANDED SERVICES AND OTHER BUSINESSES

     AsiaSat has launched digital broadcast platforms on AsiaSat 2 that offers one stop shop services including satellite capacity and signal turnaround facilities to broadcast customers from Europe and the Middle East for their services to Asia and Australia. The turnaround facilities are supplied by teleport partners in Cyprus and Israel that are able to receive signals from European and Middle East satellites and uplink the signals to AsiaSat 2 .

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

     In November 2004, the Company entered into an agreement with two strategic partners pursuant to which each of these strategic partners made an in-kind contribution equal to HK$3.0 million in return for a 10% interest in Skywave. See "-- Acquisitions, Investments and Joint Ventures" and "Additional Information - Material Contracts." Skywave has set up a low cost regional DTH service, providing selected programming to the markets of Macau, Hong Kong, Taiwan and to subscribers in Southern China licensed to receive foreign television services. This DTH service commenced trial services in December 2004 and uses the four BSS transponders on AsiaSat 4. By installing a very small dish, viewers can enjoy a wide range of programming.

     In March 2004, the Company formed joint venture Beijing Asia to provide corporate data networks and services in China using VSAT technology. Beijing Asia commenced operation in October 2004 and is providing technical services and equipment installation for the construction and operation of a trial network to connect remote sites in rural China using VSAT technology. See "--Acquisitions, Investments and Joint Ventures" and "Additional Information - Material Contracts."

     On March 18, 2005, Auspicious Colour Limited, a wholly owned subsidiary of the Company, was established and was granted a non-domestic television program service license on September 17, 2005 from the Television and Entertainment
Licensing Authority of Hong Kong. Auspicious Colour Limited was set up to provide a one-stop service that combines the provision of satellite capacity and uplink service to broadcasters.

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

     The following table sets forth certain satellite specifications in relation to AsiaSat 2, AsiaSat 3S, AsiaSat 4 and AsiaSat 5, which is planned to be launched in 2009. For a discussion on certain risks related to satellites, see "Key Information -- Risk Factors -- Risk of Launch and In-orbit Failure, Loss, Reduced Performance and Satellite Defects", "Key Information -- Risk Factors --

Limited Life of Satellites" and "Key Information -- Risk Factors -- Risk of Loss or Damage to Satellites, Ground Based Satellite Control Equipment or Satellite Stations from Acts of War, Terrorism, Electrostatic Storm, Space Debris and Other Natural Disasters."

                                                     SUMMARY SATELLITE DATA

                 ASIASAT 2                   ASIASAT 3S                    ASIASAT 4                     ASIASAT 5
                 ---------                   ----------                    ---------                     ---------
Region Covered:
C-band           Asia, Middle East, CIS      Asia, Middle East, CIS,       Asia, Middle East, CIS,       Asia, Middle East, CIS,
                 and Australia               Australia and New Zealand     Australia and                 Australia, North East
                                                                           New Zealand                   Africa
Ku-band          China, Japan, Hong Kong,    East Asia Beam (from Japan    China Beam, Australia Beam    China Beam, South Asia Beam
                 Taiwan and Korea            to Kazakhstan), South Asia    (Australia and New Zealand    (inter alia, India,
                                             Beam (from Bangladesh to      (steerable)), Hong Kong BSS   Pakistan and Bangladesh)
                                             the Middle East), Steerable   Beam (steerable)              and Steerable Beam
                                             Beam(1)

Launch date      November 28, 1995           March 21, 1999                April 11, 2003                2009 (estimated)

Manufacturer     Lockheed Martin             Boeing                        Boeing                        Space Systems/Loral

Model            Series 7000                 BSS601HP                      BSS601HP                      FS 1300

Stabilization    Three Axis Stabilized       Three Axis Stabilized         Three Axis Stabilized         Three Axis Stabilized

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

C-band           20 @ 36 MHz                 28 @ 36 MHZ                   28 @ 36 MHZ                   24 @ 36 MHZ
                 4 @ 72 MHz                                                                              2 @ 72MHz

Ku-band          9 @ 54 MHZ                  16 @ 54 MHZ                   10 @ 54 MHz (FSS)             14 @ 54 MHz
                                                                           6 @ 33 MHz (FSS)
                                                                           4 @ 33 MHz (BSS)

Maximum          40 dBW (C-band)             41 dBW (C-band)               41 dBW (C-band)               42 dBW (C-band)
EIRP             53 dBW (Ku-band) ((2))      53 dBW (Ku-band)              53 dBW (Ku-band)              54 dBW (Ku-band)
                                                                           56 dBW (BSS Ku-band)

Payload          FSS                         FSS                           BSS / FSS                     FSS

Power output     55 W_TWTAs (C-band)         55 W_TWTAs (C-band)           55 W_TWTAs (C-band)           65 W_TWTAs (C-band)

                 115 W_ TWTAs                140 W_TWTAs (Ku-band)         140 W_TWTAs (Ku-band)         150 W_TWTAs (Ku-band)
                 (Ku-band)

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

     AsiaSat 2 has an estimated useful life of 13 years, indicating that the estimated end of its useful life will be in 2010.

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

     In February 2001, Boeing obtained a Technical Assistance Agreement from the U.S. Department of State to provide technical data and services for in-orbit anomaly support and off-site support services for AsiaSat 3S until December 31, 2009. See "--Regulation - Export Regulation."

     In both November 2004 and March 2005, a transponder on AsiaSat 3S was deliberately interrupted by signals carrying Falun Gong-related content. As a result, the Company was forced to shut down the respective transponder's transmission for a short period of time on November 26, 2004 and March 14, 2005. These breaks in service affected normal programming of certain customers' satellite television channels. The Company views these deliberate interruptions as "harmful interference" as such term is defined in the constitution of the ITU, and accordingly, the Company has requested that OFTA report these incidents to the Radiocommunications Sector of the ITU through the relevant authority in China. Since then, there have been a few other occasions of harmful interference detected. For a general discussion on the ITU, see " -- Regulation -- International Telecommunication Union." Also, see "Risk Factors -- Risk of Losing Satellite Service Revenues if Other Satellites or Signals Interfere with the Company's Transmissions."

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

     AsiaSat 4 is equipped with four (4) on-board Xenon Ion Thrusters (XITs); two (2) on the north side and two (2) on the south side. In October 2006, one XIT on the north side failed. There is no impact to the estimated useful life of AsiaSat 4 with this anomaly. However, if the remaining XIT on the north side also failed in the future, there will be a reduction of the useful life of AsiaSat 4 by several years. The exact magnitude of reduction depends on if and when the north side XIT failed.

     Under the AsiaSat 4 construction contract with Boeing, Boeing agreed to provide off-site support services for the life of the satellite. On July 5, 2000, Boeing obtained a Technical Assistance Agreement from the U.S. Department of State to provide technical data for AsiaSat 4 until December 31, 2010. On July 20, 2000, Boeing obtained another Technical Assistance Agreement from the U.S. Department of State to provide in-orbit anomaly support for AsiaSat 4 until December 31, 2010. See "-- Business Overview" and "--Regulation - Export Regulation."

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

     ASIASAT 5

     On April 28, 2006 and May 8, 2006, AsiaSat entered into a construction contract and a launch contract, respectively, for the commissioning of AsiaSat
5. Under the terms of the construction contract, Loral, the construction contractor, shall complete the construction of AsiaSat 5 within 25 months after April 28, 2006. The launch contractor, Sea Launch, shall provide services associated with the launch of AsiaSat 5 from the Baikonur Space Centre in Kazakhstan. Under the terms of the launch contract, the launch services shall be completed upon the launch of AsiaSat 5, which was originally scheduled to take place between July 1, 2008 and December 31, 2008. The launch date has been extended to 2009 because of the limited availability of a launch vehicle.

     AsiaSat 5 is a new satellite based on the well proven Space Systems/Loral 1300 satellite bus. It will carry 26 C-band and 16 Ku-band transponders and is intended to replace AsiaSat 2 at the orbital location of 100.5 degrees East. (AsiaSat 5 has the capability of operation across all of the available frequency band, equivalent to 16 Ku-band transponders and 26 C-band transponders. However, the power and thermal design of AsiaSat 5 may be just sufficient for 14 Ku-band transponders and 26 C-band transponders at the end of the satellite's useful life.) It will replace all current functions of AsiaSat 2 in both C and Ku-bands and will provide additional coverage at Ku-band. This additional coverage consists of a dedicated antenna for South Asia plus a steerable antenna that can be pointed to other parts of Asia or Australia. AsiaSat 5 is expected to have an estimated useful life of 15 years after launch.

     The C-band payload of AsiaSat 5 will be similar to that of AsiaSat 2 other than certain performance upgrades. The Ku-band coverage for China will be significantly improved, and additional coverage will also be provided for South Asia, including India, Pakistan, Bangladesh and parts of the Middle East. The steerable antenna will allow Ku-band capacity to be deployed in a manner consistent with the market demand anywhere in Asia.

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

     AsiaSat has the option to co-locate additional satellites in the orbital slots located at 100.5 degrees East, 105.5 degrees East and 122.2 degrees East in order to provide additional capacity or enhanced performance in these locations and to support the existing satellites with redundant capacity. See "Key Information - Risk Factors - Risk of Loss of Orbital Slot" and "Satellites
- AsiaSat 4."

     TRANSPONDER CAPACITY OR UTILIZATION AGREEMENTS

     A typical transponder capacity agreement, also known as transponder utilization agreement, for AsiaSat 2, AsiaSat 3S and AsiaSat 4 has a term of three years or more, requires utilization fees to be paid quarterly or semi-annually in advance and provides for renewal options. Generally, AsiaSat's transponder utilization agreements require payment in US Dollars. Typically, the customer may terminate the transponder utilization agreement at any time during the term of the agreement without further obligation if AsiaSat fails to provide a fully operational transponder or by giving advance notice to AsiaSat. Upon termination (other than for cause), the customer is obligated to pay AsiaSat termination fees based on the remaining contract period and the specific contractual terms. In addition, the transponder utilization agreements generally provide for a specified reduction in the utilization fees if transponder service is interrupted for reasons not caused by the customer or by outages due to the effects of the sun or other reasons beyond the control of AsiaSat. If such service interruptions continue without correction and AsiaSat is unable to provide suitable alternative capacity, the customer is entitled to terminate the transponder utilization agreement without further obligation to AsiaSat. Under the terms of the transponder utilization agreements, AsiaSat generally is not liable for the lost profits or other indirect or consequential damages of any customers.

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

     AsiaSat renewed in-orbit insurance for AsiaSat 3S and AsiaSat 4 in the amount of HK$6.87 million (US$0.88 million) and HK$1,255.8 million (US$161.0 million), respectively, at a combined cost of approximately HK$25.0 million (US$3.2 million) for the twelve month period beginning from March 21, 2007. The policy for AsiaSat 3S and AsiaSat 4 contained standard commercial satellite insurance provisions and customary exclusions. In the case of AsiaSat 4, it also contains an exclusion of losses in the event of a failure of XIPS (Xeon Ion Propulsion System) on the satellite. A failure of the XIPS system could result in a reduction of the satellite's life to less than 15 years. During the time when insurance for XIPS is unavailable, AsiaSat has an alternative arrangement in place to cover the risk of an XIPS failure. Such arrangement will allow AsiaSat to purchase a replacement satellite for AsiaSat 4 at a pre-agreed price scaled based on the time of XIPS failure. The replacement satellite would be delivered in-orbit before the end of life of AsiaSat 4. See "Key Information - Risk Factors - Limited Life of Satellites."

     SALES AND MARKETING

     The Company's sales and marketing department, which had 24 employees (including two general managers) as of December 31, 2006, is divided into two groups, one of which serves China and the other serves the remainder of the world. The senior executive officers of the Company, including the Chief Executive Officer and Deputy Chief Executive Officer, are directly involved in marketing to key broadcasting and telecommunications customers. Marketing activities include customer visits, selected trade events and presentations at industry conferences.

     EMPLOYEES

     As of December 31, 2006, the Company had 102 permanent employees, of which 9 employees were in management, 41 employees were in engineering and operations and 24 employees were in sales and marketing. The remaining 28 employees were engaged in administrative, accounting, legal, regulatory and clerical activities. The Company has 85 employees in Hong Kong (including 1 employee for Skywave) and 17 employees in Beijing. The Company believes its relations with its employees are good. See "Directors, Senior Management and Employees - Employees."

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

     INTERNATIONAL, REGIONAL AND DOMESTIC SYSTEMS

     The business in which the Company operates is highly competitive. The satellite services provided by the Company are used by its customers primarily for point to multipoint communication (principally television broadcasting, private communication network, Internet and multimedia). The Company competes with several international, regional and domestic satellite companies operating in the Asian region. Many of these competitors have long-standing customer relationships and are substantially larger in fleet size, and have financial resources that are substantially greater, than those of the Company. The Company believes that its ability to compete with these organizations depends on its existing customer relationships and the quality of its customer service, its reputation as a reliable operator of commercial satellites and the technical advantages of its satellites.

     COMPETITION RESTRICTION FROM DOMESTIC SYSTEMS

     In many cases customers are required by the laws of their countries to use a state-owned or locally-owned satellite system for domestic communications. These legal requirements prevent the Company and other satellite companies from competing freely and fairly to provide transponder capacity to these potential customers. In addition, AsiaSat currently has entered into transponder utilization agreements for full transponders or partial transponders with various purely domestic users in several countries. These customers could be lost if monopolies were granted to state-owned or locally-owned satellite systems. All, or almost all, of the domestic systems are planning to add at least some regional transponders to their next generation of satellites. See "Key Information - Risk Factors - Risk of Limited Market Demand and Increasing Competition - Competing Systems and Satellites."

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

     TRANSPONDER OVERSUPPLY

     The supply of transponders in the region continues to exceed the demand for transponders. The Company believes that this imbalance cannot be corrected until global economic growth and new applications and services increase demand for the existing capacity. See "Key Information - Risk Factors - Risk of Limited Market Demand and Increasing Competition."

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

     In Thailand, Shin Satellite's 8-year monopoly (which is part of a 30 year concession from the government) ended in 1999. There are no specific laws to regulate the activities and operations of satellites in Thailand. At present, satellite activities in Thailand are authorized and controlled by the National Telecom Commission of Thailand.

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

     These legal requirements may prevent the Company and other satellite companies from competing to provide transponder capacity to these potential customers. There can be no assurance that other countries in the Asian region, including countries in which the Company already has customers, will not impose similar requirements to use state or locally-owned satellites in the future. The imposition of such requirements could adversely affect the Company's results of operations. See Item 3 "Risk Factors - Risk of Not Successfully Renewing Existing Transponder Capacity Agreements or Not Renewing Them on Terms Similar to Their Current Terms or Customers Switching to Other Providers of Satellite Transponder Capacity."

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

     EXPORT REGULATION

     In June 2000, Lockheed Martin obtained a Technical Assistance Agreement from the U.S. Department of State to provide technical data and services for in-orbit anomaly support for AsiaSat 2 until December 31, 2009. In February 2001, Boeing obtained a Technical Assistance Agreement to provide technical data and services for in-orbit anomaly support and off-site support services for AsiaSat 3S until 31 December 2009. On July 5, 2000, Boeing obtained a Technical Assistance Agreement to provide necessary technical data to AsiaSat 4 until 31 December 2010. On July 20, 2000, Boeing obtained another Technical Assistance Agreement from the U.S. Department of State to provide in-orbit anomaly support for AsiaSat 4. See "-- Satellites -AsiaSat 4."

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

     The Company has entered into an agreement with respect to the lease of the Tai Po Site in Hong Kong to support the growth of the Company's business. The Tai Po Site houses the Tai Po Satellite Earth Station, which is the center for coordination of all technical customer-related communication on the Company's satellite, including station testing, outage and trouble shooting and real time scheduling of ad hoc broadcasting services traffic. These services also include uplink, technical support and other value added services. The Tai Po Satellite Earth Station became fully operational in December 2003, and the complex received its final occupation permit from the Hong Kong Building Authority in January 2004. The five full performance antennas required for TT&C operations have been installed and are operational. See "Additional Information - Material Contracts."

     The Company is not currently the subject of any actions or proceedings for environmental liabilities. As AsiaSat's satellites reach their "end of life" and are de-orbited, it is conceivable that the Company could be subject in the future to actions for environmental or other liabilities resulting from damages caused by these satellites.

     SATELLITE CONTROL FACILITIES

     The Tai Po Satellite Earth Station has been fully operational for more than three years and is now the Company's primary TT&C facility. The Tai Po Satellite Earth Station is connected by dual, diversely routed leased lines to the TT&C facility at the Reach Network (Hong Kong) Limited's ("Reach") teleport located at Stanley on the south side of Hong Kong Island (the "Stanley TT&C Facility"). The integrity of the delivery of the Company's services is achieved through duplicating at the Tai Po Earth Station, the Company's circuits and facilities provided at the Stanley TT&C Facility. A new satellite control and monitor software program has been installed and is undergoing system testing.

     AsiaSat's technical personnel staff the Tai Po Satellite Earth Station 24 hours a day. There are no full-time employees of AsiaSat located at the Stanley TT&C Facility. Reach teleport technicians are responsible for the routine maintenance of the antennas and other equipment located at this facility.

     Once a satellite is placed at its orbital location, it is controlled by the Tai Po Satellite Earth Station until the end of its in-orbit life. The TT&C subsystem for each satellite makes it possible for ground control to monitor the position of the satellite in-orbit. AsiaSat's engineers at the Tai Po Satellite Earth Station periodically correct a satellite's attitude and conduct east-west and north-south station keeping maneuvers, thus ensuring that AsiaSat's satellites maintain their proper orientation and orbital position. In addition, commands from the Tai Po Satellite Earth Station can switch transponders in and out of service, position a steerable beam, control the charging and discharging of the batteries, activate back-up equipment and engage other control functions.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

     The following discussion and analysis should be read in conjunction with the consolidated financial statements of the Company and related notes thereto included elsewhere herein.

     OVERVIEW

     The Company, through its wholly-owned subsidiary, AsiaSat, is a leading provider of high quality satellite transponder capacity in the Asian region. As of December 31, 2006, the Company had three satellites in operation:

                             POSITION         UTILIZATION RATES(1)                           % CHANGE

                                                     2004           2005           2006
                                                     ----           ----           ----
AsiaSat 2               100.5(degree) East           36.4%          40.1%          46.9%       17.0%

AsiaSat 3S              105.5(degree) East           73.3%          72.7%          74.2%        2.1%

AsiaSat 4               122.2(degree) East           26.8%          46.5%          48.4%        4.1%

System Utilization                                   45.7%          54.0%          57.1%        5.7%

-------------
(1) There were 57 and 67 transponders respectively utilized on all AsiaSat satellites at each of the year-end 2004 and 2005, and there were 71 transponders utilized on all AsiaSat satellites at year-end 2006. See "--- Results of Operations - Utilization Rates."

     Our revenue by industry "segments" consist of video broadcasting and telecommunications. The factors that drive demand for AsiaSat's satellite services across the Asian region include video distribution and the provision of telecommunications networks to users who need last mile connectivity over wide geographic coverage at a fixed cost. Satellites can provide this coverage where cable cannot, particularly across the widespread and disparate Asian region.

     MARKET REVIEW

     The effects of the growing strength of some of the Asian economies have not yet improved the short-term outlook of the Asia-Pacific satellite market. New demand is being absorbed by existing oversupply that, concurrently, is being increased by new satellite launches. Additionally, the satellite sector typically lags behind other sectors in responding to overall shifts in the economy.

     In 2006, nine new satellites that cover portions of Asia were launched, but two suffered a total loss at launch. After the retirement or relocation of five other satellites, the seven additional satellites brought the total number of satellites covering the region to 77, a net increase of two. The net effect was a decrease of 13 C-band transponders and an increase of 34 Ku-band transponders that are in competition with AsiaSat.

     The Company is competing for contracts with new strategic customers and for renewing existing customer contracts. In 2006, there was intense competition but the Company was able to maintain its premium pricing over its competitors because of outstanding service quality. However, the Company entered into certain shorter and more competitive contracts in order to secure or retain strategic relationships. This strategy did not enhance the Company's revenue or significantly increase its backlog, but the Company was successful in retaining customers and raising overall utilization in the current difficult market.

     Emerging trends for the medium to long term are more positive. Much of the new capacity that has been or is scheduled to be launched in the near term is replacing existing satellites or is dedicated to specific domestic initiatives. New applications and deregulation are expected to increase demand.

     Short-term

     Due to the persistent oversupply of transponder overcapacity and the slow introduction of new applications in the Asia-Pacific satellite market, the Company does not see material signs of improvement in the short to medium term and does not see new developments in the market that would enable the Company to deliver stronger results in 2007. Therefore, the Company does not expect to achieve significant improvement in financial results in the near term. In addition, the slow demand and the downward pressure on pricing continue to hold back growth while only a few new video channels are entering the market. Few operators of existing TV channels have made any commitment to expand, although some are looking to do so.

     Demand in telecommunications is growing steadily but the strong competition and competitive pricing present enormous challenges to the Company. See "Key Information -- Risk Factors - Political, Economic and Other Regional Risks" and "Key Information -- Risk Factors - Risk of Limited Market Demand and Increasing Competition." In addition to this slower growth in new demand, continuing price pressure on new transponder utilization agreements have limited the Company's growth. See "Information on the Company - Business Overview." The year of 2007 is another challenging year requiring intense customer focus to maintain and expand existing businesses where possible and to concentrate on identifying new opportunities for growth.

     Medium to Long-term

     However, the Company's business is long-term in nature, and the positive factors that drive demand remain in place. These factors include television distribution (and increasingly in more developed markets, high-definition television), and telecommunications networks that need connectivity over wide geographic coverage, at a fixed cost. Furthermore, the Company has an outstanding technical and customer service team as well as a premium client base.

     There are signs of positive domestic regulatory activities in certain markets, and these bode well for the future. New DTH services are also planned for a number of important markets over the next few years, but existing regulations that limit foreign ownership and prevent new DTH services from using non-domestic satellites are discouraging foreign investment and creating barriers for foreign satellite operators. Nevertheless, these developments are positive as the overall surplus capacity in the region reduces as a result of domestic capacity being absorbed. In addition, as markets over time slowly open up to DTH, the eventual entry of foreign operators and investment is expected to promote competition with the local operators. The forecast for DTH systems in the Asia-Pacific region indicates that domestic satellite operators will not be able to meet the demand for DTH capacity. This is expected to have a positive impact on the business of the Company.

     The Asia-Pacific region's competing television platforms also have a growing appetite for high quality programming, which will drive the demand for greater satellite capacity regardless of the delivery methods, which may be cable, DTH or Internet Protocol Television (IPTV) delivered over broadband services offered by the telephone operator. Competition is also forcing television platform operators to differentiate themselves through new applications and technology. In addition, economic development in countries that lack traditional communications infrastructure, is forcing governments to examine the latest technology, including satellite capacity. There are early positive signs of increased activity, include many associated with the 2008 Beijing Olympics. There is some progress in the area of new technology, including HDTV, video to mobile, and service bundling, all of which will drive demand for satellite capacity. Developments in China's DTH market were negatively affected by the launch failure of SinoSat 2, which was designed exclusively for China's DTH. This failure and subsequent delay in the launch of DTH in China is expected to delay the lifting of the ban on private satellite dish ownership in China.

     The extended period of little growth in the satellite industry in the Asia-Pacific region is presenting challenges as well as opportunities for the Company. The Company will continue to investigate strategic opportunities that would support and enhance the Company's core satellite business in order to position itself to capitalize upon the longer term recovery of the commercial satellite industry in the Asia-Pacific region.

     REVENUE

     SOURCES. Substantially all of the Company's revenues during the years under review were derived from payments made in respect of transponder utilization agreements and transponder purchase agreements for AsiaSat 2, AsiaSat 3S and AsiaSat 4 and were almost entirely payable in US Dollars.

     AsiaSat's transponder utilization agreements and transponder purchase agreements in effect as of May 31, 2007 provided for total committed revenue
(including a portion of the deposits received by the Company in prior periods and that will be recognized as revenue in the applicable future period) of HK$2,510.8 million (US$321.9 million). The Company expects that most of such committed revenue will be recognized over the remaining terms of the relevant agreements up to 2014, assuming that the agreements are not terminated earlier. See "Information on the Company - Transponder Utilization Agreements." In 2006, approximately 2.6% of the Company's revenue from the provision of transponder capacity was derived from transponder purchase agreements, and the remaining portion was derived from transponder utilization agreements.

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

                                                              YEAR ENDED DECEMBER 31,

                                              2004                      2005                        2006
                                              (HK$)                     (HK$)                       (HK$)
                                                        (in millions, except for percentages)

                                                 % OF TOTAL                % OF TOTAL                   % OF TOTAL
                                      AMOUNT       REVENUE         AMOUNT    REVENUE           AMOUNT     REVENUE
Broadcasting (video)                   709.4        70.6%           578.4     65.7%             630.3      67.8%

Telecommunications, Internet and       295.6        29.4%           301.3     34.3%             299.6      32.2%
Multimedia

Total Revenue                        1,005.0(1)    100.0%           879.7    100.0%             929.9      100.0%

--------------
(1)  See "-- Results of Operations - Revenues."

     The following table shows the place of incorporation of the Company's customers. However, due to the nature of the Company's business, the place of incorporation of its customers are not reflective of their market activities as broadcasting and telecommunication consumers may be located outside the coverage area of AsiaSat's satellites.

                                                                    YEAR ENDED DECEMBER 31,

                                              2004                            2005                            2006
                                              (HK$)                           (HK$)                           (HK$)
                                                             (in millions, except for percentages)

                                                  % OF TOTAL                       % OF TOTAL                        % OF TOTAL
                                       AMOUNT       REVENUE             AMOUNT       REVENUE            AMOUNT         REVENUE
Hong Kong                              323.1          32.1%              341.7         38.8%             341.6           36.7%

Greater China, including
  Macau and Taiwan                     197.9          19.7%              202.7         23.0%             194.8           21.0%

United States of America               183.8(1)       18.3%               78.2          8.9%              79.8            8.6%

British Virgin Islands                  40.9           4.1%                9.7          1.1%               2.8            0.3%

United Kingdom                          46.1           4.6%               49.4          5.6%              53.2            5.7%

Others                                 213.2          21.2%              198.0         22.6%             257.7           27.7%
                                       -----         -----               -----        ------             -----           -----

Total Revenue                        1,005.0(1)      100.0%              879.7        100.0%             929.9          100.0%
                                    ========        ======               =====       ======              =====          ======

-------------
(1)  See "-- Results of Operations - Revenues."

     REVENUE RECOGNITION. The Company recognizes revenues from all transponder utilization agreements on a straight line basis over the term of the agreements. As a result of the utilization fee escalation clauses in the transponder utilization agreements, in the early years of the term of any such agreement revenues are recognized in respect of payments that are not yet due, and in the latter portion of the term of such agreement revenues recognized will be less than payments due under the contract terms. In the aggregate in 2004, there was recognition of revenues under the transponder utilization agreements in excess of payments due under those agreements in the amounts of HK$9.3 million. In 2005 and 2006, the total amount of payments due under the transponder utilization agreements was in excess of revenues recognized under those agreements in the amount of HK$0.7 million HK$3.5 million (US$0.5 million).

     The Company recognizes revenue on the sale of transponder capacity under transponder purchase agreements on a straight-line basis from the date of delivery of the capacity until the end of the design life of the satellite.

     RELIANCE UPON A SIGNIFICANT CUSTOMER. In the years ended December 31, 2004, 2005 and 2006, approximately 22.4%, 25.7% and 24.3%, respectively, of the Company's revenues were attributable to transponder utilization agreements with STAR. See "Information on the Company - Services and Customers" and "Key Information -- Risk Factors --Reliance upon Significant Customer."

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

     Operating expenses decreased to HK$207 million, which is similar to the operating expense in 2005.

     INTEREST IN ASSOCIATES

     The Company has accounted for its share of profit or loss arising from associates on an equity accounting basis. In the case of a loss, the Company will reflect its share in its income statement with a corresponding write down of its investment in an affiliate. Once the investment has been written down to zero the Company will not account for any further loss beyond its investment. In 2004, 2005 and 2006, the Company recorded a HK$12.4 million, HK$3.9 million and HK$8.4 million (US$1.1 million) loss, respectively, with respect to its investment in associates, which includes amortization of goodwill and impairment loss. In the case of a profit, the Company will reflect its share of the profit in its income statement. In 2004, 2005 and 2006, the Company recorded a net positive contribution to the Company's income statement in the amount of, HK$6.4 million, HK$28.3 million and HK$37.9 (US$4.9 million), respectively.

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

     The Indian tax authorities have assessed the Company for income tax as follows:

                                          ASSESSMENTS (HK$ IN MILLIONS) (APPROXIMATELY)
-------------------------------------------------------------------------------------------------------------------------------
Assessment Year      1997-98      1998-99      1999-00      2000-01     2001-02     2002-03     2003-04      2004-05     Total

                      20.0         23.0          22.0        14.0        29.0         38.0       50.0          58.0      254.0
-------------------------------------------------------------------------------------------------------------------------------

     The Company has filed appeals for each of the assessment years 1997-98 to 2004-05. No assessment has yet been made for the 2005-06 or 2006-07 assessment years.

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

     In order to obtain a stay of recovery proceedings, the Company has made payments as follows and has recorded these payments as an asset as they believe that the amounts are recoverable:

                             PAYMENT TO STAY RECOVERY PROCEEDINGS (HK$ IN MILLIONS) (APPROXIMATELY)
-------------------------------------------------------------------------------------------------------------------------------
Assessment Year      1997-98      1998-99      1999-00      2000-01     2001-02     2002-03     2003-04      2004-05     Total

                       13.0         14.0        11.0          9.0         20.0        27.0       39.0          22.0      155.0
-------------------------------------------------------------------------------------------------------------------------------

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

     RESULTS OF OPERATIONS

     The Company's revenues for 2006 amounted to HK$929.9 million , an increase of HK$50.2 million compared to that of 2005.

     Operating profit decreased from HK$504.0 million in 2004 to HK$420.5 million in 2005. Operating profit in 2006 increased to HK$517.5 million from HK$420.5 million in 2005. Operating profit as a percentage of revenues increased in 2006 to 55.6% from 47.8% in 2005, which in turn decreased from 50.1% in 2004.

     The following table sets forth, for the periods indicated, the percentage of revenues represented by certain income and expense items in the Company's Consolidated Statement of Operations.

                                                               YEAR ENDED DECEMBER 31,

                                                        2004                 2005                2006
                                                    --------------      ---------------     -------------
Revenues                                                 100%                  100%               100%

Cost of services                                       (41.9)                (47.6)             (44.2)
                                                    --------------      ---------------     -------------

                                                        58.1                  52.4               55.8

Other gains - net                                        2.2                   4.9               10.0

Administrative expenses                                (10.2)                 (9.5)             (10.2)
                                                    --------------      ---------------     -------------

Operating profit                                        50.1                  47.8               55.6

Finance costs                                              -                     -                  -

Share of results of associates (including
   goodwill amortization)                               (1.2)                 (0.5)              (0.9)

Impairment loss recognized in respect of
   goodwill of associates                                  -                     -                  -
                                                    --------------      ---------------     -------------

Profit before taxation                                  48.9                  47.3               54.7

Taxation                                                (6.0)                 (5.8)              (5.9)
                                                    --------------      ---------------     -------------

Profit for the year                                     42.9                  41.5               48.8

     REVENUES

     Revenues in 2006 increased 5.7% to HK$929.9 million from HK$879.7 million in 2005, which in turn decreased from HK$1,005.0 million in 2004. During 2005, the Company entered into transponder utilization agreements totaling approximately twenty transponders at lower rates for some new customers and lost approximately fifteen transponders on non-renewal of some contracts upon expiration or early termination. The higher revenue in 2004 was primarily due to a one-time contribution to revenues resulting from the early termination of a transponder utilization agreement. In 2005, excluding the one-time contribution of HK$107.6 million to the revenues of 2004 upon the early termination of a transponder utilization agreement, revenues were down by HK$17.7 million. The increase in revenue in 2006 was due to one-time receipts of HK$50 million for early termination of contracts. Excluding the receipts, recurring revenue were almost the same as 2005.

     UTILIZATION RATE. As of December 31, 2006, the overall total utilization rate of AsiaSat 2, AsiaSat 3S and AsiaSat 4 increased 5.7% over the prior year from 54.0% to 57.1%, which in turn increased from the overall total utilization rate of 45.7% as of December 31, 2004. See "--Overview." There were 57, 67 and 71 transponders utilized on all AsiaSat's satellites at the year-end 2004, 2005 and 2006, respectively. This utilization rate did not include the transponder capacity used for occasional service on an ad-hoc basis and it was difficult for the Company to quantify this usage and translate it into equivalent transponders. The revenue generated from occasional service was US$37 million, representing approximately 4% of the recurring revenue. The increase in 2005 and 2006 from the previous year was the result of the leasing of additional transponders to new and existing customers. See "Key Information - Risk Factors
- Risk of Technological Changes" and "Key Information - Risk Factors - Risk of Limited Market Demand and Increasing Competition."

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

     COST OF SERVICES. Cost of services in 2006 decreased 2.0% to HK$410.6 million (US$52.6 million) from HK$419.0 million which in turn decreased 0.4% from HK$420.5 million in 2004. HK$7.3 million of the decrease in 2005 was primarily due to the decrease in insurance costs resulting from the Company's decision not to procure the in-orbit insurance for AsiaSat 2. This decrease was largely offset by increase in depreciation expenses in 2005. The decrease in 2006 was due mainly to savings in the premium on self-insuring AsiaSat 2 following the imposition of unacceptable exclusions upon renewal of the in-orbit insurance. See "Key Information - Risk Factors - Risk of Loss or Damage to Satellites, Ground Based Satellite Control Equipment or Satellite Stations from Acts of War, Terrorism, Electrostatic Storm, Space Debris and Other Natural Disasters and Limitations on Warranties and Insurance." Depreciation expenses, which are included in cost of services, increased in 2006 to HK$297.6 million from HK$295.1 million in 2005 which in turn increased from HK$287.4 million in 2004, which was mainly due to the increase in the depreciation of miscellaneous assets. The increase in depreciation expenses in 2005 represented expenses associated with the additional facilities. HK$55.6 million of the increase in depreciation expenses in 2004 was attributable to the full year depreciation of AsiaSat 4 and HK$55.6 million of the increase was attributable to the Tai Po Earth Station.

     ADMINISTRATIVE EXPENSES. Administrative expenses in 2006 increased 12.8% to HK$94.6 million (US$12.1 million) from HK$83.9 million in 2005, which in turn decreased 18.1% from HK$102.5 million in 2004. The decrease in administrative expenses in 2005 was largely attributable to the decrease in the provision for impairment of receivables and the total amount of performance bonuses compared to 2004. The decrease in the provision for impairment of receivables was due to improvement in payment by trade customers, while the total amount of performance bonuses varies from year to year depending on whether performance targets are achieved. The increase in 2006 was due mainly to an increase of headcount and salary revisions, and provisions for performance bonus, leave compensation and long-term incentives.

     OTHER GAINS - NET. Other gains primarily consists of interest income. Interest income in 2006 increased 112.6% to HK$92.7 million from HK$43.6 million in 2005 which in turn increased 100% from HK$21.8 million in 2004. The increase in interest income in 2006, 2005 and 2004 was primarily due to larger cash balances and higher interest rates on term deposits.

     PROFIT BEFORE INCOME TAX

     Profit before income tax in 2006 increased 22.2% to HK$508.9 million (US$65.2 million) from HK$416.6 million in 2005, which in turn decreased 15.3% from HK$491.6 million in 2004. The increase in profit before income tax in 2006 resulted from higher revenues and higher interest income in 2006.

     INCOME TAX EXPENSE

     Income tax expense in 2006 increased 8.2% to HK$55.5 million (US$7.1 million) from HK$51.3 million in 2005, which in turn decreased 15.2% from HK$60.5 million in 2004. The increase in income tax expense in 2006 resulted primarily from higher assessable profit. For the years 2004, 2005 and 2006, the effective tax rates were 12.3%, 12.3% and 10.9%, respectively.

     PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

     Profit for the year in 2006 increased 24.0% to HK$454.0 million (US$58.2 million) from HK$366.2 million in 2005, which decreased 15.1% from HK$431.2 million in 2004. This increase was mainly attributable to one-time receipts with the balance coming from interest income.

     LIQUIDITY AND CAPITAL RESOURCES

     SOURCES OF FINANCING

     The Company's principal use of capital in 2006 was capital expenditures associated with the construction of AsiaSat 5. Cash applied for the acquisition of property, plant and equipment was HK$47.7 million in 2004, which in turn decreased to HK$23.7 million in 2005 and increased to HK$306.7 million (US$39.3 million) in 2006. Cash applied for the acquisition of property, plant and equipment has been financed through cash flows generated from operations.

     As of December 31, 2006, the Company had no outstanding debt and HK$4,421.6 million of shareholders' equity.

     The satellite business is highly capital intensive. The Company's ability to meet its future debt obligations, if any, will be dependent on a number of factors, including its cash flow from operations, its ability to secure future financing, if needed, and the useful lives of the Company's satellites. See "-- Planned Capital Expenditures."

     PLANNED CAPITAL EXPENDITURES

     The Company anticipates the need for additional capital to fund the construction and launch of AsiaSat 5 . The following table sets forth the Company's planned major capital expenditures for the periods indicated. Actual capital expenditures may differ from the amounts indicated below.

----------------------------------------------------------------------------------------------------------------------------
                                           PLANNED CAPITAL EXPENDITURES (IN MILLIONS)
----------------------------------------------------------------------------------------------------------------------------
                      2007             2008             2009            2010         2011         TOTAL            TOTAL
                       HK$              HK$              HK$             HK$          HK$           HK$             US$
AsiaSat 5             501.7            269.4            264.3              -             -        1,035.4          132.7

Others                 11.2             12.3              8.8            9.9          10.4           52.6            6.7

Skywave TV               -               1.0                -            1.0            -             2.0            0.3

     Total            512.9      `     282.7            273.1            0.9          0.4         1,090.0          139.7
----------------------------------------------------------------------------------------------------------------------------

     ----------------
         AsiaSat 5 is currently under construction for launch in 2009 to replace AsiaSat 2 at the end of its useful life. The total costs for the construction and launch of AsiaSat 5 is estimated to be approximately HK$1,404.0 million (US$180.0 million). The planned capital expenditures indicated as "Others" in the table above consist of those planned for furniture and fixture, office equipment, equipment and building upgrade at the Tai Po site, motor vehicles, new business and test equipment and tools.

     CONTRACTUAL OBLIGATIONS

     As of December 31, 2006, the Company had various contractual obligations which are more fully disclosed in Note 30 to the consolidated financial statements of the Company. The following table aggregates the contractual obligations of the Company as of December 31, 2006:

                                                   -------------------------------------------------------------
                                                        PAYMENTS (OR OTHER OBLIGATIONS WHICH MAY BECOME DUE)
                                                                     BY PERIOD (HK$ IN MILLIONS)
                                                   -------------------------------------------------------------
                                                               LESS THAN        1-3           4-5        AFTER 5
                                                    TOTAL        1 YEAR        YEARS         YEARS        YEARS
                                                   --------    ---------      --------      -------      -------
Repairs and Maintenance and
  Capital Expenditure...................            1,106.7       820.4          286.3            -            -

Operating Lease Obligations.............                4.8          4.1           0.7            -            -
                                                   --------    ---------      --------      -------      -------

Total Contractual Obligations...........            1,111.5        824.5         287.0            -            -
                                                   ========    =========      ========      =======      =======

                                                   -------------------------------------------------------------
Deferred Revenue .......................              295.7        153.1          55.8         30.0         56.8
                                                   -------------------------------------------------------------
Asset Retirement Obligation.............                1.8            -           1.8            -            -

-------------
(1) Only reflects deferred revenue associated with the sale of transponder capacity requiring the provision of on-going transponder capacity through the relevant period of the transponder purchase agreement.

     AsiaSat leases its premises under non-cancelable operating leases. At December 31, 2006, commitments for future minimum lease payments which fall due in 2007, 2008 and subsequent years are HK$4.1 million and HK$0.7 million, respectively.

     In the ordinary course of its business, AsiaSat enters into commercial commitments for various aspects of operations, such as repair and maintenance. However, the Company believes that those commitments will not have a material effect on the Company's financial condition, results of operations or cash flows.

     CASH FLOWS

     The Company has generally financed its short-term working capital requirements from cash provided by operations. The Company has not borrowed any amounts for the last three years. The Company had cash and cash equivalents of HK$1,234.4 million, HK$1,635.5 million and HK$1,979.5 million (US$253.8 million) as of December 31, 2004, 2005 and 2006 respectively.

     Net cash generated from operating activities was HK$750.8 million, HK$514.4 million and HK$698.5 million (US$89.6 million) in 2004, 2005 and 2006, respectively. In 2004, the level of net cash provided by operating activities resulted primarily from lower capital expenditures and lower amounts of dividends paid. In 2005, the decreased level of net cash provided by operating activities resulted from a lower level of cash generated from operations and a larger payment of Hong Kong profits tax. In 2006, the increased level of net cash provided by operating activities resulted primarily from a higher level of cash generated from operations.

     Net cash used in investing activities was HK$50.9 million, HK$23.4 million and HK$218.0 million (US$28.0 million) in 2004, 2005 and 2006 respectively. Expenditures on AsiaSat 5 was HK$297.4 million in 2006. Expenditures on other property and equipment were HK$47.7 million, HK$23.7 million and HK$9.3 million in 2004, 2005 and 2006, respectively.

     Net cash used in financing activities was HK$124.9 million, HK$136.6 million and HK$ 136.6 million (US$17.5 million) in 2004, 2005 and 2006, respectively. In 2004, 2005 and 2006, net cash used in financing activities primarily consisted of dividend payments.

     The Company has sufficient working capital to cover its planned capital expenditures and other operating needs. See "-- Planned Capital Expenditures." The Company had a working capital of HK$1,023.1 million at December 31, 2004, a working capital of HK$1,461.1 million at December 31, 2005 and a working capital of HK$1,770.9 million (US$227.0 million) at December 31, 2006.

     OFF-BALANCE SHEET ARRANGEMENTS

     The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or resources that are material to investors.

     EXCHANGE RATES

     During the past three years almost all of the Company's revenues, premiums for satellite insurance coverage and substantially all capital expenditures were denominated in US Dollars. The Company's remaining expenses were primarily denominated in HK Dollars during these periods. As of December 31, 2006, almost all of AsiaSat's transponder utilization agreements, transponder purchase agreements and obligations to construct and launch satellites and to purchase TT&C equipment were denominated in US Dollars.

     INFLATION

     Inflation has not materially affected the Company's operations during the past three years.

     U.S. GAAP RECONCILIATION

     The Company's financial statements are prepared in accordance with HKFRS, which differs in certain material respects from U.S. GAAP. The following table sets forth a comparison of the Company's net income and shareholders' equity in accordance with HKFRS and U.S. GAAP.

                                                     2004         2005               2006         2006
                                                      HK$          HK$                HK$          US$
                                                                     (IN MILLIONS)
Net income in accordance with:

  HKFRS.................................              431.2        366.2              454.0        58.2
  U.S. GAAP.............................              424.1        358.8              446.3        57.2

Shareholders' equity in accordance with:

  HKFRS.................................            3,874.6      4,104.2            4,421.6       566.9
  U.S. GAAP.............................            3,916.7      4,138.9            4,448.7       570.3

     Note 32 to the Company's consolidated financial statements provides a description of the principal differences between HKFRS and U.S. GAAP as they relate to the Company and a reconciliation to U.S. GAAP of certain items, including net income and shareholders' equity. Differences between HKFRS and U.S. GAAP that have a material effect on the Company's net income and shareholders' equity as reported under HKFRS relate to capitalization of interest, borrowing costs and deferred taxation.

     RECENT U.S. ACCOUNTING PRONOUNCEMENTS

     In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), an Interpretation of SFAS 109, Accounting for Income Taxes. FIN 48 was issued to clarify the accounting for uncertainty in tax positions taken or expected to be taken in a tax return. Under FIN 48, the tax benefit from an uncertain tax position may be recognized only if it is more likely than not that the tax position will be sustained upon examination by tax authorities. The Group plans to adopt FIN 48 for annual periods beginning January 1, 2007. The Group is currently evaluating the potential impact that the adoption of FIN 48 will have on its consolidated financial statements.

     In September 2006, the FASB issued FAS 157, Fair Value Measurements. FAS 157 provides guidance on the measurement of fair value in US GAAP and expands fair value measurement disclosures. FAS 157 is applicable whenever other accounting pronouncements require or permit fair value measurements and does not expand the use of fair value in any new circumstances. The Group will apply this standard for annual periods beginning January 1, 2007. The Group is currently evaluating the potential impact that the adoption of FAS 157 will have on its consolidated financial statements.

     In February 2007, the FASB issued FAS 159, The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115 (FAS 159). FAS 159 permits entities to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis. The Group will apply this standard for annual periods beginning January 1, 2008. The Group is currently evaluating the potential impact that the adoption of FAS 159 will have on its consolidated financial statements.

     CRITICAL ACCOUNTING POLICIES

     The Company's consolidated financial statements are prepared in accordance with HKFRS. The preparation of these consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses as well as the disclosure of contingent assets and liabilities. The Company continually evaluates these estimates and judgments, including those related to estimated useful lives of satellites, impairment losses on satellites, allowance for doubtful accounts, and contingent liabilities related to tax assessments from Indian tax authorities. The Company bases these estimates and judgments on its historical experience and other factors that it believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. The Company has identified below the accounting policies that are the most critical to its consolidated financial statements.

     USEFUL  LIVES  OF  IN-ORBIT   SATELLITES.   The  Company  has   significant
investments in satellites. The carrying value of the Company's in-orbit satellites represented 59%, 52% and 43.6% of its total assets as of December 31, 2004, 2005 and 2006 respectively. The Company estimates the useful lives of satellites in order to determine the amount of depreciation expense to be recorded during the reported period. The useful lives are estimated at the time satellites are put into orbit and are based on historical experience with other satellites as well as the anticipated technological evolution or other environmental changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these satellites may need to be shortened, resulting in the recognition of increased depreciation in a future period. Similarly, if the actual lives of satellites are longer than what the Company has estimated, the Company would have a smaller depreciation expense. As a result, if the Company's estimates of the useful lives of its satellites are not accurate or are required to be changed in the future, the Company's net income in future periods would be affected.

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

     INSURANCE. For each of its satellites, the Company obtains insurance covering launch and first-year in-orbit loss at a blended rate. The launch insurance is a one time charge and the in-orbit insurance is recurring in-nature. The Company capitalizes a large portion of the insurance premium relating to the launch as a cost of satellite and amortizes the cost over the life of the satellite on a straight-line basis. The small portion of the insurance premium relating to the first-year in-orbit is determined by reference to an indicative rate obtained through an insurance broker in an open market for satellites of similar type and configuration, and is recorded as part of cost of services after commissioning of the satellite. The in-orbit insurance cost usually represents 2% to 3% of the total amount insured for such satellite.

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

     If changes in these factors occur, or the historical data the Company uses to calculate the allowance for doubtful accounts as of December 31, 2006 does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and the Company's future results of operations could be adversely affected.

     CONTINGENCY RELATED TO INDIAN TAX ASSESSMENTS. As of December 31, 2006 the Indian tax authorities have assessed the Company for income tax of approximately HK$254.0 million (US$32.6 million). See "-- Taxation." The Company did not recognize liabilities in connection with the foregoing assessments as the Company believes that the criteria for recognition of a loss contingency under the US SFAS 5, "Accounting for Contingencies" and Hong Kong Statement of Standard Accounting Practice No. 28 "Provisions, Contingent Liabilities and Contingent Assets" ("SSAP 28") were not met. SFAS 5 requires that "an estimated loss from a loss contingency shall be accrued by a charge to income if both of the following conditions are met: (a) information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements; and (b) the amount of loss can be reasonably estimated. SSAP 28 states that a contingent liability is: (a) a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the enterprise; or (b) a present obligation that arises from past events but is not recognized because: (i) it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation: or (ii) the amount of the obligation cannot be measured with sufficient reliability.

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

     DIRECTORS AND SENIOR MANAGEMENT

     The directors of the Company ("Directors") as of May 31, 2007 are set forth below.

                                                                              DATE FIRST
                                                                          ELECTED OR APPOINTED
                                                                          DIRECTOR OF ASIASAT
NAME                          AGE        POSITION                           (OR THE COMPANY)           TERM  OF OFFICE
------------------------------------------------------------------------------------------------------------------------
Zeng Xin Mi (1)                56        Chairman and Director            February 28, 2001            May 18, 2007
                                         (2006-2008)
                                         Deputy Chairman and Director
                                         (2005-2006)
Professor Edward Chen,
G.B.S., C.B.E., J.P. (3)       62        Director                         May 10, 1996                 May 15, 2009

Mark Chen (2)                  32        Director                         March 29, 2007               May 18, 2007

John Connelly (2)              63        Director                         March 29, 2007               May 18, 2007

Yu Cheng Ding (1)              41        Director                         January 15, 1999             May 18, 2007

Ronald Herman (2)              44        Director                         March 29, 2007               May 18, 2007

Peter Jackson                  58        Director                         May 10, 1996                 May 15, 2009

Wei Min Ju (1)                 44        Director                         October 12, 1998             May 18, 2007

Fai Wong Ko (1)                58        Director                         March 11, 2004               May 18, 2007

Nancy Ku (2)                   50        Director                         March 29, 2007               May 18, 2007

Robert Sze (3)                 66        Director                         May 10, 1996                 May 16, 2008

William Wade                   50        Director                         May 10, 1996                 May 15, 2009

James Watkins (3)              61        Director                         June 30, 2006                May 17, 2007

-------------
(1)  Appointed by CITIC.
(2)  Appointed by GECC.
(3)  Independent.

     The executive officers of the Company as of May 31, 2007 are set forth below.

                                                                              DATE FIRST
                                                                          ELECTED OR APPOINTED
                                                                          DIRECTOR OF ASIASAT
NAME                          AGE        POSITION                           (OR THE COMPANY)           TERM  OF OFFICE
------------------------------------------------------------------------------------------------------------------------
Peter Jackson                  58        Chief Executive Officer          July 1, 1993                 Indefinite

William Wade                   50        Deputy Chief Executive Officer   April 15, 1994               Indefinite

Catherine Chang                39        Legal Counsel                    January 1, 2003              Indefinite

Liqun Chen                     56        General Manager, China           April 14, 1989               Indefinite

                                                                              DATE FIRST
                                                                          ELECTED OR APPOINTED
                                                                          DIRECTOR OF ASIASAT
NAME                          AGE        POSITION                           (OR THE COMPANY)           TERM  OF OFFICE
------------------------------------------------------------------------------------------------------------------------
Ya Hui Chiu                    57        General Manager, Operation       February 13, 1989            Indefinite

Sabrina Cubbon                 45        General Manager, Marketing       December 1, 1993             Indefinite

Barry Turner                   60        General Manager, Engineering     May 1, 1998                  Indefinite

Sue Yeung                      43        General Manager Finance and      January 1, 2007              Indefinite
                                         Administration and Company
                                         Secretary

----------------

     The Board of Directors of the Company currently consists of 13 members. Action can be taken by a majority of Directors present at a meeting at which a quorum is present. Attendance by six Directors, or such other number as determined by the Directors from time to time, constitutes a quorum. The By-laws of the Company provide that any Director may call a board meeting. The Directors all hold office until the next annual meeting of shareholders and until their successors are elected and have qualified.

     In the annual general meeting held on May 18, 2007, some directors of the Company including Ronald Herman, John Connelly, Mark Chen, Yu Cheng Ding, Wei Min Ju, Fai Wong Ko, Nancy Ku, Zeng Xin Mi and James Wakins retired by rotation in accordance with the Company's Bye-laws. In the same meeting, the resolution for their re-election was approved.

     ZENG XIN MI was appointed a Non-executive Director of the Company on February 28, 2001. Since then, he acted as Deputy Chairman (2001-2002), Chairman (2003-2004) and Deputy Chairman (2005-2006) of the Board on a rotational basis biennially. For the current term (2007-2008), he acts as Chairman. He is an Executive Director and Vice President of CITIC Group ("CITIC"). He is an Executive Director of CITIC Resources Holdings Limited, Chairman of CITIC USA Holdings Limited, CITIC Australia Pty Ltd, CITIC Resources Australia Pty Limited and Karazhanbaemunai JSC (KBM), and a Director of CITIC United Asia Investments Limited. He also holds executive management positions in several other subsidiaries of CITIC He has over 23 years' experience in multi-national business, corporate management and various other industries.

     PROFESSOR EDWARD CHEN, G.B.S., C.B.E., J.P., has been an Independent Non-executive Director of the Company since May 1996. He was educated at Hong Kong University (Bachelor of Arts, Master of Social Science) and Oxford
University (Doctor of Philosophy) and is currently President of Lingnan University in Hong Kong. He was a member of the Executive Council of Hong Kong from 1992 to 1997 and Chairman of the Consumer Council from 1991 to 1997. He is a Director of the First Pacific Company Limited and a Director of The Wharf (Holdings) Limited.

     MARK CHEN was appointed as the Non-executive Director of the Company on March 29, 2007. He is the Managing Director of GE Commercial Finance - Equity, Asia Pacific. Since June 2006, Mr. Mark Chen has been the business leader and subsequently Managing Director, Asia Pacific of GE Commercial Finance - Equity. Prior to this role, Mr. Mark Chen held positions as an associate, assistant vice president, vice president and senior vice president in GE Commercial Finance - Equity. Mr. Mark Chen has worked for GE for seven years.

     JOHN CONNELLY was appointed as the Non-executive Director of the Company on March 29, 2007. He served with GE for over 37 years in a variety of positions. From 1992 to 2001 he served as Chairman and CEO of GE Americom, Inc., which was subsequently sold to SES. In 2001 he was named Vice Chairman of SES, a position he held until March 2007.

     YU CHENG DING was appointed a Non-executive Director of the Company on January 15, 1999. He was the Assistant President of CITIC Securities Company Limited and was with the company from April 1998 to September 2004. CITIC Securities Company Limited is a subsidiary of CITIC engaging in securities and investment banking business. He has been an Independent Non-executive Director of SEEC Media Group Limited since June 2005. He holds a Master of Business Administration degree from the University of Pittsburg and a Doctor of Philosophy degree in Economics from Tsinghua University.

     RONALD HERMAN was appointed a Non-executive Director of the Company on 29 March 2007. Since May 2003, Mr. Ronald J. Herman, Jr. has been the President and CEO of GE Commercial Finance - Equity and Vice President of GECC. Prior to this role, Mr. Ronald J. Herman spent 10 years, starting in January 1993, in GE's headquarters as the general manager of Mergers and Acquisitions. Mr. Ronald J. Herman has worked for GE for 23 years, his entire business career.

     WEI MIN JU was appointed a Non-executive Director of the Company on October 12, 1998. He is a Director and the Chief Financial Officer of CITIC and also a Non-executive Director of China CITIC Bank, CITIC International Financial
Holdings Limited, CITIC Ka Wah Bank and as Chairman of CITIC Trust and investment Co. Ltd. He served in various management positions in CITIC including Deputy Head and Head of the Finance Department. He has over 20 years of experience in finance and corporate management.

     MS. NANCY KU appointed a Non-executive Director of the Company on 29 March 2007. She is the President and CEO, Asia Pacific of Corporate Financial Services, GE Commercial Finance and has held this position since March 2006. Prior to this role, Ms. Nancy Ku was the Managing Director, Asia Pacific of GE Equity. Ms. Ku has worked for GE for eight years.

     ROBERT SZE has been an Independent Non-executive Director of the Company since May 1996. He is a fellow of the Institute of Chartered Accountants in England and Wales and the Hong Kong Institute of Certified Public Accountants. He was a partner in an international firm of accountants with which he practiced for over 20 years and is a non-executive director of a number of Hong Kong listed companies. He is also a member of the Shanghai Committee of the Chinese People's Political Consultative Conference.

     FAI WONG KO was appointed a Non-executive Director of the Company on March 11, 2004. He is the Deputy General Manager of CITIC United Asia Investment Limited, a wholly owned subsidiary of CITIC in Hong Kong and has over 20 years' experience in banking and finance before joining CITIC.

     JAMES WATKINS was appointed as an Independent Non-executive Director of the Company on June 30, 2006. He qualified as a solicitor in 1969 and was for 20 years a Partner in Linklaters, a leading international English law firm. From 1997-2003, he was a Director and General Counsel of the Jardine Matheson Group in Hong Kong. He is a non-executive director of a number of Hong Kong and overseas listed companies. He holds a degree in Law from the University of Leeds, United Kingdom.

     The board of directors (the "Board") of Asia Satellite Telecommunications Holdings Limited (the "Company", together with its subsidiaries, the "Group") announces that Mr. Watkins has been appointed as an Independent Non-executive Director ("INED"), the Chairman of Remuneration Committee and a member of the Audit Committee with effect from 30 June 2006. Mr. Watkins does not hold any other positions with the Company or any member of the Group.

     PETER JACKSON has been an Executive Director and the Chief Executive Officer of the Company since May 1996, having served in that position with AsiaSat since July 1993 prior to the listing of the Company. He has over 30 years' experience in the telecommunications field. Prior to his appointment as the Chief Executive Officer in 1993, he was employed by Cable & Wireless plc where he held engineering, marketing and management positions and was responsible for several satellite telecommunications ventures. He is a Non-executive Director of Daum Communications Group, a company that is listed in Korea. He has also served on Board of the Cable & Satellite Broadcasting Association of Asia (CASBAA) in various positions since 1997 and is currently the Treasurer.

     WILLIAM WADE has been an Executive Director and the Deputy Chief Executive Officer of the Company since May 1996, having served in that position with AsiaSat since April 1994 prior to the listing of the Company. He has over 22 years' experience in the satellite and cable television industry. He speaks Mandarin Chinese and holds a Bachelor of Arts (Honors) degree in Communications from the University of Utah and a Master of International Management degree from Thunderbird - School of Global Management.

     CATHERINE CHANG is Legal Counsel and Assistant Company Secretary of the Company. She joined AsiaSat in 1994 and established the legal department to manage the legal affairs of the Company. Prior to joining the Company, she was a solicitor at Ebsworth & Ebsworth, an Australian law firm. She graduated from the University of New South Wales, Australia with a Bachelor's degree in Law and a Bachelor's degree in Commerce, majoring in Accountancy.

     LIQUN CHEN is General Manager, China, of AsiaSat, in which capacity he is responsible for marketing transponder capacity and managing customer relations in the China market. He was on secondment to AsiaSat from his employer, CITIC, since 1989 and became a permanent employee of AsiaSat in January 1997. He graduated with a Master degree in Business Administration from the University of Leuven in Belgium and a Bachelor of Science degree in Electronics and Industrial Automation from Tsinghua University, China.

     DR. YA HUI CHIU is General Manager, Operations, of AsiaSat, in which capacity he is responsible for maintaining and operating the Company's satellites. He has 23 years experience in telecommunications engineering and operations, with the last 20 years being in the satellite communications area. He received his Bachelor of Science degree from the National Taiwan University and his M. Phil and Ph.D. degrees from Yale University, all in Physics.

     SABRINA CUBBON is General Manager, Marketing, of AsiaSat, in which capacity she is responsible for sales and marketing, business development, corporate affairs and market research. She has over 22 years of marketing experience in the telecommunications industry. Prior to joining AsiaSat in August 1992, she was employed by Case Communications, a Hong Kong company, between 1987 and 1992 as Regional Manager Asia-Pacific responsible for the sales and marketing activities to multinational clients. She graduated from the University of Manchester, United Kingdom with a Master degree in Electronic and Electrical Engineering, specializing in cryptography. She is also a Non-executive Director of our subsidiary, Skywave TV Company Limited.

     BARRY TURNER is General Manager, Engineering of AsiaSat. He joined AsiaSat in 1997 as Deputy General Manager of Engineering and was appointed to his present position in May 1998. He has 33 years of experience in the satellite communications industry and has held senior and executive management positions in Engineering and in sales and marketing at Telesat Canada and in strategic planning at TMI Communications Inc. He holds a Bachelor's degree in Electrical Engineering from the Technical University of Nova Scotia, Canada, and a Master degree in Business Administration from the University of Ottawa, Canada.

     SUE YEUNG is General Manager Finance and Administration and the Company Secretary of AsiaSat on January 1, 2007. She is a member of the Institute of Chartered Accountants in England and Wales. In 1993, she joined British Telecommunications (HK) Limited ("BT") and held various senior positions including Chief Financial Officer of Smartone in 1999, when BT acquired an equity interest in Smartone. Subsequently, she joined Wavecome Asia Pacific Limited, a company listed in Paris and NASDAQ, as the Regional Finance Director for the Asia Pacific region. Prior to joining AsiaSat, she was the Regional Chief Financial Officer of Pearson Education Asia Limited with the overall responsibilities of its Asia Operations. She holds a Bachelor of Science Degree in Chemical Engineering from London University and is a fellow member of Hong Kong Institute of Certified Public Accountants.

     There is no family relationship between any director or executive officer and any other director or executive officer of the Company.

                                  COMPENSATION

     The aggregate compensation paid by AsiaSat to all directors and officers of the Company for 2005 and 2006 was approximately HK$27.5 million and HK$40.2 million, respectively. This compensation included payments of HK$0.5 million (2005: HK$0.5 million) and HK$0.5 million (2006: HK$0.5 million) to SES S.A. and a subsidiary of CITIC, the major shareholders of the Company, respectively, for certain Non-Executive Directors representing SES S.A. and CITIC.

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

                                 BOARD PRACTICES

     The Board of Directors of the Company (the "Board") is vested with the broadest powers to perform all acts in the interest of the Company. The Board has adopted certain corporate governance guidelines (the "Guidelines") relating to Board membership, Board conduct and Board committee issues. A summary of the significant differences between the Company's corporate governance practices and those required by the NYSE Corporate Governance Standards for Domestic Companies available at http://www.asiasat.com/eng/04_investor/governance/Comparison.pdf.

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

     The audit committee shall have three or more members who shall be independent non-executive directors unless an applicable exemption is available under the rules promulgated by the U.S. Securities and Exchange Commission. The quorum for the committee shall be two voting members. The chairman of the committee shall be appointed by the Board or, if it does not do so, the members of the audit committee shall elect a chairman by a vote of the majority of the voting members of the audit committee. The committee comprises Messrs. Robert Sze (Chairman), Edward Chen, James Watkins, Wei Min Ju and Mark Chen. Messrs. Wei Min Ju and Mark Chen have only observer status on the audit committee and are non-voting members nominated by CITIC and GE Equity under an exemption to the independence requirement.

     The Company has also established a remuneration committee. The committee is responsible for, among other things, considering and reviewing the remuneration packages of the executive directors and the emoluments of the non-executive directors prior to approval of award by the Board. The committee also reviews the remuneration packages of the employees of the Company. The committee shall have three members and the quorum for the committee shall be two. The chairman of the committee shall be an independent non-executive director and appointed by the Board. The committee comprises Messrs. James Watkins (Chairman), Wei Min Ju, and Nancy Ku.

     The Company has also established a nomination committee. The committee is responsible for, among other things, identifying individuals qualified to become Board members, overseeing the evaluation of the Board and management, and developing and recommending to the Board a set of corporate governance guidelines applicable to the Company. The committee also develops a Chief Executive Officer succession plan. The committee shall have three members and the quorum shall be two. The chairman of the committee shall be an independent non-executive director and appointed by the Board. The committee currently comprises of Messrs. Edward Chen (Chairman), Ronald Herman and Zeng Xin Mi.

     The Company has also established a business development committee. The committee is responsible for reviewing all corporate plans, budgets and any new and ongoing projects or ventures and make recommendations to the Board for consideration and approval. The committee shall have no executive powers. The committee shall have three members who shall be non-executive directors. The committee currently comprises of Messrs. John Connelly (Chairman), Yu Cheng Ding and Fai Wong Ko.

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

                                    EMPLOYEES

     As of December 31, 2006, the Company had 102 permanent employees, of which 9 employees were in management, 41 employees were in engineering and operations and 24 employees were in sales and marketing. The remaining 28 employees were engaged in administrative, accounting, legal and regulatory activities. The Company has 85 employees in Hong Kong and 17 employees in Beijing.

     The Company does not employ a significant number of temporary employees. The Company is not party to any collective bargaining agreement. The Company believes its relations with its employees are good.

                                 SHARE OWNERSHIP

     Pursuant to the Company's new share option scheme adopted on January 25, 2002 (the "Share Option Scheme"), the Board of Directors of the Company may grant options to any employees (including officers and directors) of the Company or any of its subsidiaries to subscribe for shares in the Company. The subscription price shall be such price as the Board of Directors of the Company may in its absolute discretion determine at the time of grant but the subscription price shall not be less than whichever is higher of (i) the closing price of the shares as stated in The Hong Kong Stock Exchange Limited's (the "Hong Kong Stock Exchange") daily quotations sheet on the date of grant; (ii) the average closing price of the shares as stated in the Hong Kong Stock Exchange's daily quotation sheets for the five business days immediately preceding the date of the grant; and (iii) the nominal value of a share.

     At December 31, 2006, outstanding options granted under the Share Option Scheme (including those previously granted under the old scheme) were as follows:

                                      OPTION PRICE
       EXERCISE PERIOD                     HK$               NUMBER OF SHARES
------------------------------------------------------       -------------------
Oct 1, 2002 to Sept 30, 2009              17.48                   1,630,000

Feb 4, 2004 to Feb 3, 2012                14.35                   3,211,500
                                                             ------------------

                                                                  4,841,500
                                                             ==================

     As of March 31, 2007, Romain Bausch, the then Chairman and Non-Executive Director of the Company, has been granted 100,000 options, exercisable from February 4, 2004 to February 3, 2012. Such options lapsed in accordance with the terms of the Share Option Scheme, upon Mr. Bausch's resignation from the Board on March 29, 2007.

     Zeng Xin Mi, the Deputy Chairman and a Non-Executive Director of the Company, has been granted 100,000 options, exercisable from February 4, 2004 to February 3, 2012. As of May 31, 2007, Mr. Mi has not exercised any of his options or accepted the Offers with respect to his options. Options that are not exercised or accepted will lapse after June 26, 2007.

     Edward Chen, an Independent Non-Executive Director of the Company, has been granted 50,000 options, exercisable from February 4, 2004 to February 3, 2012. As of May 31, 2007, Mr. Chen has not exercised any of his options or accepted the Offers with respect to his options. Options that are not exercised or accepted will lapse after June 26, 2007.

     Yu Cheng Ding, a Non-Executive Director of the Company, has been granted 50,000 options, exercisable from February 4, 2004 to February 3, 2012. As of May 31, 2007, Mr. Ding has not exercised any of his options or accepted the Offers with respect to his options. Options that are not exercised or accepted will lapse after June 26, 2007.

     Wei Min Ju, a Non-Executive Director of the Company, has been granted 50,000 options, exercisable from February 4, 2004 to February 3, 2012. As of May 31, 2007, Mr. Ju has not exercised any of his options or accepted the Offers with respect to his options. Options that are not exercised or accepted will lapse after June 26, 2007.

     Robert Sze, an Independent Non-Executive Director of the Company, has been granted 75,000 options, exercisable from February 4, 2004 to February 3, 2012. As of May 31, 2007, Mr. Sze has not exercised any of his options or accepted the Offers with respect to his options. Options that are not exercised or accepted will lapse after June 26, 2007.

     Peter Jackson, an Executive Director and the Chief Executive Officer of the Company, has been granted 150,000 B options, exercisable from October 1, 2002 to September 30, 2009 and 430,000 C options exercisable from February 4, 2004 to February 3, 2012. As of May 31, 2007, Mr. Jackson has exercised 50,000 C options and made an acceptance on all the remaining options (150,000 B options and 380,000 C options).

     William Wade, an Executive Director and the Deputy Chief Executive Officer of the Company, has been granted114,000 B options, exercisable from October 1, 2002 to September 30, 2009 and 330,000 C options exercisable from February 4, 2004 to February 3, 2011. As of May 31, 2007, Mr. Wade has not exercised any of his options but has made an acceptance of all his options.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

                               MAJOR SHAREHOLDERS

     The following table sets forth certain information regarding ownership of the Company's voting securities as of May 31, 2007 by (i) all persons who are known by the Company to be the beneficial owner of more than five percent (5%) of any class of the Company's voting securities and (ii) the total number of any class of the Company's voting securities owned by the officers and directors of the Company as a group.

                      IDENTITY OF PERSON                               PERCENT
TITLE OF CLASS             OR GROUP                SHARES OWNED       OF CLASS
--------------------------------------------------------------------------------
Common Stock          Bowenvale Limited             268,905,000        68.75%

Common Stock          Directors and Officers        704,500             0.18%

     The Company is controlled by Bowenvale Limited, a limited liability company incorporated in the British Virgin Islands ("Bowenvale Limited"), which owns 68.75% of the outstanding Shares. As a result of the Exchange Transactions, effective March 29, 2007, Bowenvale is jointly owned indirectly by CITIC and GECC.

     On May 25, 2007, Asiaco, which is owned indirectly by the same shareholders that control Bowenvale, launched the Offers. As a result of the Offers, CITIC and GECC could indirectly hold 100% of the Shares (including the Shares underlying the ADSs). However, due to the position of the State Department, in the event that less than 25% of the Shares would be held by shareholders unaffiliated with CITIC or GECC, it is expected that either the Company would issue additional Shares, or that the controlling shareholders would sell Shares, such that at least 25% of the Shares would be held by shareholders unaffiliated with CITIC or GECC.

                            RELATED PARTY TRANSACTION

     The Company is controlled by Bowenvale Limited, which owns 68.75% of the outstanding shares of the Company. As at May 31, 2007, the ultimate controlling shareholder of Bowenvale Limited and the Company are CITIC Group and GECC.

     Certain members of the Board of Directors of the Company also serve as directors and executive officers of the controlling shareholders of the Company. These individuals include Zeng Xin Mi, Wei Min Ju, and Fai Wong Ko in relation to CITIC Group and Ronald J. Herman, Nancy Ku and Mark Chen in relation to GECC. See "Directors, Senior Management and Employees."

     AsiaSat has entered into transactions from time to time with its current and former shareholders, their affiliates and other connected persons (as defined in the Listing Rules of the Hong Kong Stock Exchange). It is the Company's policy that such transactions be effected on terms which the Company believes to be comparable to those available with unaffiliated parties.


     (i) Since 1996, CITIC Guoan Information Industry Company Limited ("Guoan"), a subsidiary of CITIC, has entered into capacity agreements to utilize transponder capacity on the Company's satellites from time to time on normal commercial terms. Two agreements have a term of one year until May 31, 2006 and June 30, 2006 respectively. One agreement has a term of half year from July 1, 2006 to December 31, 2006. The transponder capacity utilized under both agreements is used to provide domestic private network services within China. The total amount of revenue recognized by the Company during 2005 and 2006, respectively, under these agreements was approximately HK$2.5 million (US$0.3 million) and HK$1.4 million (US$0.2 million).

     (ii) In 2005 and 2006, respectively, the Company paid an agency fee of HK$0.7 million and HK$0.6 million to CITIC Technology Company Limited, a subsidiary of CITIC, for collecting money from China customers on behalf of the Company.

     (iii) The Company has granted or agreed to grant each of the Shareholders demand and piggyback registration rights, exercisable under certain circumstances and subject to certain conditions that require the Company to register under the Securities Act Common Stock held by Bowenvale Limited, the Shareholders and their affiliates. Under the registration rights agreement, the Company will pay all expenses in connection with registrations made at the request of the Shareholders and the Company will pay all expenses in connection with any registration by the Shareholders incidental to a registration by the Company. The exercise by the Shareholders of their registration rights could adversely affect the market price of the Shares and the ADSs and could impair the Company's future ability to raise capital through an offering of its equity securities.

     (iv) In 2005 and 2006, the Company recognized rental income from leasing satellite transponder capacity amounting to approximately HK$32.2 million and HK$46.3 million (US$5.9 million), respectively, and no maintenance and other services income from SpeedCast Holdings Limited.

     (v) In 2006, the Company made payments to SES and a subsidiary of CITIC amounting to HK$0.5 million (2005: HK$0.5 million; 2004: HK$0.5 million) and HK$0.5 million (2005: HK$0.5 million; 2004: HK$0.5 million) respectively, for certain Non-Executive Directors representing SES and CITIC. During 2006, SES was still a shareholder of Bowenvale).

     (vi) In 2004, AsiaSat entered into an agreement with Beijing Asia pursuant to which AsiaSat agreed to provide Beijing Asia with up to HK$12.0 million (US$1.5 million) in transponder capacity payable on a deferred basis.

     The transactions mentioned above have been entered into in the ordinary course of business and on normal commercial terms and have not exceeded the caps allowed by the Hong Kong Stock Exchange and such transactions, which are of a continuing nature, are expected to be continued in the future.

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

     The following table details the total amount of annual dividends and the gross dividends paid, together with certain additional information, for 2004, 2005 and 2006.

                                                                        FOR THE YEAR ENDED
                                                                           DECEMBER 31
                                                                 2004          2005           2006
                                                                 ----          ----           ----
Net income (in HK Dollars in millions)........................    431           366            454
Ordinary dividend paid (in HK Dollars in millions)............    137           137            137
Ordinary dividend paid per Share (in HK cents)................     35            35             35
Ordinary dividend proposed (in HK Dollars in millions)........    105           105            105
Ordinary dividend proposed per Share (in HK cents)............     27            27             27
Special dividend paid (in HK Dollars in millions).............      -             -              -
Special dividend paid per share (in HK cents).................      -             -              -

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

     None

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

                                                          NEW YORK STOCK EXCHANGE                   HONG KONG STOCK EXCHANGE
                                                                  (IN US$)                                  (IN HK$)
                                                        HIGH                   LOW                  HIGH                 LOW
                                                        ----                   ---                  ----                 ---
2002 .........................................          18.90                 10.95                15.00                8.90
2003 .........................................          19.43                 11.66                14.90                9.25
2004 .........................................          22.11                 15.20                17.30                11.70
2005 .........................................          20.55                 16.50                18.00                12.40
Quarter Ending March 31, 2005.................          19.09                 18.20                15.10                14.15
Quarter Ending June 30, 2005..................          19.38                 17.11                15.15                13.50
Quarter Ending September 30, 2005.............          20.55                 17.60                16.40                13.60
Quarter Ending December 31, 2005..............          19.02                 16.50                18.00                12.40
2006..........................................          19.40                 16.15                14.85                12.20
Quarter Ending March 31 2006..................          19.40                 16.15                14.95                12.20
Quarter Ending June 30, 2006..................          18.35                 16.65                14.50                12.90
Quarter Ending September 30, 2006.............          17.19                 16.05                13.30                12.22
Quarter Ending December 31, 2006..............          18.85                 16.21                15.00                12.20
January 2007..................................          18.41                 17.50                14.36                13.30
February 2007(a)..............................          23.00                 17.60                18.10                13.88
March 2007....................................          23.55                 22.33                18.10                17.50
Quarter Ending March 31, 2007.................          23.55                 17.50                18.10                13.30
April 2007(b).................................          23.19                 20.69                17.90                15.80
May 2007(c)...................................          21.75                 20.89                17.10                15.00

-------------
     (a) On February 9, 2007, the Privatization was announced at a share offer price of HK$18.30 per Share.
     (b) On April 23, 2007, the Company announced the receipt of the State Department position and on April 24, 2007, the Scheme was terminated.
     (c) On May 25, 2007, the Offers were launched at an offer price of HK$16.00 per Share less the final dividend of $0.27 per share paid for the fiscal year of 2006.

     SIGNIFICANT TRADING SUSPENSION

     On 9 February 2007 (both Hong Kong and New York time), the Company suspended its trading in its Shares on the Hong Kong Stock Exchange and the trading in ADSs on the New York Stock Exchange, pending the release of an announcement in relation to the proposed privatization of the Company and the possible mandatory general offers which were described earlier under the heading "Privatization Scheme and Mandatory General Offers" in Item 4. Trading was resumed on both stock exchanges on the same day on 14 February 2007 (Hong Kong and New York Time) after the publication of this announcement.

     On 23 April 2007 (both Hong Kong and New York time), the Company suspended its trading in its Shares on the Hong Kong Stock Exchange and trading in ADSs on the New York Stock Exchange, pending the release of an announcement in relation to the indefinite adjournment of the court meeting and special general meeting conducting for the approving of the Privatization Scheme. Trading was resumed on both exchanges on the same day on 25 April 2007 (Hong Kong and New York Time) after the publication of this announcement.

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

     INTEREST RATE FLUCTUATIONS

     As of December 31, 2006, no borrowings consisted of floating rate borrowings.

     The Company will be exposed to interest rate fluctuations in the event of any borrowings under a future loan arrangement and any change in interest rate could affect its results of operations and cash flows. As of December 31, 2006 the Company had no outstanding borrowings.

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

REPORT OF THE COMPANY'S MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

DISCLOSURE CONTROLS AND PROCEDURES

     The Company's Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in the United States Exchange Act Rules 13a-15(e) and 15d(e)) as of the end of the period covered by this Annual Report on Form 20-F, have concluded that, as of such date, the Company's disclosure controls and procedures were effective to ensure that material information required to be disclosed in the reports that we file and furnish under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and regulations..

REPORT OF THE COMPANY'S MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

     The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. The Company's internal control system is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation in accordance with generally accepted accounting principles of its published consolidated financial statements.

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     The Company's management, including the Chief Executive Officer and the Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006. In making this assessment, it used the criteria established in INTERNAL CONTROL--INTEGRATED FRAMEWORK issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the results of the assessment, the Company's management has concluded that, as of December 31, 2006, the Company's internal control over financial reporting is effective based on those criteria.

     The management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which is included under "Item 18. Financial Statements" on page F-2.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

     There were no changes to the Company's internal control over financial reporting that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

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

     PRINCIPAL ACCOUNTANT FEES AND SERVICES

     PricewaterhouseCoopers served as the principal accountant of the Company (the "Principal Accountant"). The fees incurred and described below for the Principal Accountant.

     AUDIT FEES

     The aggregate fees incurred by the Company in each of 2005 and 2006 were HK$0.8 million and HK$1.8 million respectively, for professional services rendered by the Principal Accountant, for the audit or review of the Company's financial statements, which includes the audit of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act 2002.

     AUDIT-RELATED FEES

     The aggregate fees incurred by the Company in each of 2005 and 2006 were HK$142,000 and HK$12,000 respectively, for assurance and related services by the Principal Accountant that are reasonably related to the performance of the audit or review of the Company's financial statements and were not otherwise reported under the paragraph entitled "Audit Fees" above.

     TAX FEES

     The aggregate fees incurred by the Company in each of 2005 and 2006 were HK$89,000 and HK$85,000 respectively, for professional services rendered by the Principal Accountant for tax compliance, tax advice and tax planning.

     ALL OTHER FEES

     The aggregate fees incurred by the Company in each of 2005 and 2006 were HK$0.8 million and HK$0.1 million, respectively, for products and services provided by the Principal Accountant, other than for services described in the paragraphs above. Services comprising the fees disclosed involve principally the consultation services rendered in connection with Section 404 of the Sarbanes-Oxley Act of 2002 in 2005 and the performance of services relating to our circular for the acquisition of AsiaSat 5 filed with the Hong Kong Stock Exchange in 2006.

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

     EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     The audit committee of the Company currently comprises of Messrs. Robert Sze (Chairman), Edward Chen, James Watkins, Mark Chen and Wei Min Ju. Messrs. Mark Chen and Wei Min Ju have only observer status on the audit committee and are non-voting members nominated by GE Equity and CITIC , controlling shareholders of the Company. Their appointment to the audit committee is in reliance on an exemption from the audit committee independence requirements that is available to foreign private issuers under Rule 10A-3(b)(1)((iv)(D) promulgated under the Securities Exchange Act of 1934, as amended. Messrs. Mark Chen and Wei Min Ju are not executive officers of the Company and satisfy the "no compensation" requirement under Rule 10A-3(b)(1(ii)(A). The Company believes that their appointment to the audit committee does not materially adversely affect the ability of the audit committee to act independently and to satisfy the other requirements of Rule 10A-3.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS.

     The Company has elected to provide the information required under Item 18 in lieu of Item 17.

ITEM 18. FINANCIAL STATEMENTS.

     See Index to Financial Statements for a list of all financial statements filed as part of this Annual Report.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS.

     (a) Index to Financial Statements:

             Independent Auditors' Report (PwC).............................F-2
             Consolidated Statements of Operations..........................F-3
             Consolidated Balance Sheets....................................F-4
             Consolidated Statement of Changes in Shareholders' Equity......F-5
             Consolidated Statements of Cash Flows..........................F-6
             Notes to the Consolidated Financial Statements.................F-7

     (b) Exhibits to this Annual Report:

NUMBER                                 EXHIBIT
--------------------------------------------------------------------------------
  1.1.     Memorandum of Association and By-laws  (incorporated  by reference to
           Exhibit 3.1 of the Company's Registration Statement on Form F-1, File No.3334856).
  4.1. Service Agreement, dated June 5, 1996, between the Company and Peter Jackson (incorporated by reference to Exhibit 10.16 of the Company's Registration Statement on Form F-1, File No.3334856).
  4.2. Service Agreement, dated June 3, 1996, between the Company and William D. Wade (incorporated by reference to Exhibit 10.17 of the Company's Registration Statement on Form F-1, File No.3334856).
  4.3. Amendment 9 to Contract No. AsiaSat-3-001/95, dated March 6, 1998, between Hughes Space and Communications International, Inc. Asia Satellite Telecommunications Company Limited (incorporated by reference to Exhibit 1 on Form 20-F for fiscal year 1997, File No.3334856).
  4.4. Contract for Launch Services, dated March 17, 1998, between Lockheed-Khrunichev-Energia International, Inc. and Asia Satellite Telecommunications Company Limited (incorporated by reference to
           Exhibit 2 on Form 20-F for fiscal year 1997, File No.3334856).
  4.5. Subscription Agreement made on March 21, 2000, between Tech System Limited, Asia Satellite Telecommunications Company Limited and PhoenixNet Holdings Limited (incorporated by reference to Exhibit 2 on Form 20-F for fiscal year 1999, File No.3334856).
  4.6. Shareholders' Agreement dated as of April 6, 2000, among Asia Satellite Telecommunications Company Limited, Tech System Limited, TVG Asia Communications Fund II and PhoenixNet Holdings Limited (incorporated by reference to Exhibit 3 on Form 20-F for fiscal year 1999, File No.3334856).
  4.9. Amendment 5 to Contract No. AsiaSat-3B/4 dated September 7, 2000, between Asia Satellite Telecommunications Company Limited and Hughes Space and Communications International, Inc. (incorporated by reference to Exhibit 4.9 on Form 20-F for fiscal year 2000, File No.3334856).*
  4.10. Contract for Launch Services LKEB-0009-0807 dated September 19, 2000, between AsiaSat and Lockheed Martin Commercial Launch Services, Inc. (incorporated by reference to Exhibit 4.10 on Form 20-F for fiscal year 2000, File No.3334856).*
  4.11. Amended and Restated Deposit Agreement (incorporated by reference to Exhibit A to the Registration Statement on Form F-6, File No.333-13900, relating to the Company's American Depositary Shares).
  4.12. Share Option Scheme, dated January 25, 2002, of the Company (incorporated by reference to Exhibit 4.11 on Form 20-F for fiscal year 2001).
  4.13. Lease Agreement, dated March 12, 2001, between AsiaSat and the Hong Kong Industrial Estates Corporation (incorporated by reference to
           Exhibit 4.12 on Form 20-F for fiscal year 2002).
  4.14. Construction Contract Agreement, dated March 4, 2002, between AsiaSat and Leighton Contractors (Asia) Limited (incorporated by reference to
           Exhibit 4.13 on Form 20-F for fiscal year 2002).
  4.15. Lease Agreement, dated January 26, 2005, between Asia Satellite Telecommunications Company Limited and Perfect Win Properties Limited (incorporated by reference to Exhibit 4.15 on Form 20-F for fiscal year 2004).
  4.16. Equity Joint Venture Contract, dated March 29, 2004, between Asia Satellite Telecommunications Company Limited and Sky Networks Communications Group Company Limited (incorporated by reference to
           Exhibit 4.16 on Form 20-F for fiscal year 2004).

NUMBER                                 EXHIBIT
--------------------------------------------------------------------------------
  4.17. Subscription Agreement, dated November 30, 2004, among Asia Satellite Telecommunications Company Limited, Macau Cable TV, Limited, Pacific Satellite International Limited and Skywave TV Company Limited (incorporated by reference to Exhibit 4.17 on Form 20-F for fiscal year 2004).
  4.18. Shareholders Agreement, dated November 30, 2004, among Asia Satellite Telecommunications Company Limited, Macau Cable TV, Limited and Pacific Satellite International Limited (incorporated by reference to
           Exhibit 4.18 on Form 20-F for fiscal year 2004).
  4.19 AsiaSat 5 Contract for One Spacecraft Delivered On-Ground and Associated Equipment and Services, dated April 28, 2006 between AsiaSat and Space Systems/Loral, Inc (incorporated by reference to
           Exhibit 4.19 on Form 20-F for fiscal year 2005).*
  4.20 Contract for Land Launch Services, dated May 8, 2006 between AsiaSat and Sea Launch Limited Partnership (incorporated by reference to
           Exhibit 4.20 on Form 20-F for fiscal year 2005)*
  8.1.     Subsidiaries  of the  Registrant  (included on page 14 of this Annual
           Report).
  12.1 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
  12.2 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
  13.1     Certification  of  Chief  Executive  Officer  pursuant  to 18  U.S.C.
           Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
  13.2     Certification  of  Chief  Financial  Officer  pursuant  to 18  U.S.C.
           Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

-------------

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


                                       ASIA SATELLITE TELECOMMUNICATIONS
                                       HOLDINGS LIMITED



                                       By: /s/ Peter Jackson
                                           -------------------------
                                           Peter Jackson
                                           Director and Chief Executive Officer




Date: June 15, 2007

                             ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED










        ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

        CONSOLIDATED FINANCIAL STATEMENTS

        YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 AND
        REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                             ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED




INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS


Report of Independent Registered Public Accounting Firm for the years ended

  December 31, 2004, 2005 and 2006..........................................F-2

Consolidated Balance Sheets at December 31, 2005 and 2006...................F-4

Consolidated Statements of Operations for the years ended

  December 31, 2004, 2005 and 2006..........................................F-5

Consolidated Statements of Changes in Equity for the years ended

  December 31, 2004, 2005 and 2006..........................................F-6

Consolidated Statements of Cash Flows for the years ended

  December 31, 2004, 2005 and 2006..........................................F-7

Notes to the Consolidated Financial Statements..............................F-8

                             ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Asia Satellite Telecommunications Holdings Limited:

We have completed an integrated audit of Asia Satellite Telecommunications Holdings Limited's 2006 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 and audits of its 2005 and 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.


CONSOLIDATED FINANCIAL STATEMENTS

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operation, changes in equity and cash flows present fairly, in all material respects, the financial position of Asia Satellite Telecommunications Holdings Limited and its subsidiaries at December 31, 2006 and December 31, 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in Hong Kong .

These   financial   statements  are  the   responsibility   of  Asia  Satellite
Telecommunications Holdings Limited's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America ("US GAAP"). Information relating to the nature and effect of such differences is presented in Note 32 to the consolidated financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Also, in our opinion, management's assessment, included in the accompanying "Report of the Company's Management on Internal Control Over Financial Reporting" appearing under item 15, that Asia Satellite Telecommunications Holdings Limited maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, Asia Satellite
Telecommunications Holdings Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the COSO.

Asia Satellite Telecommunications Holdings Limited's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Asia Satellite Telecommunications Holdings Limited's internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding

                             ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED



prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.


/S/ PRICEWATERHOUSECOOPERS
HONG KONG
JUNE 15, 2007




                                     F-3-

                             ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
            (ALL AMOUNTS IN HONG KONG DOLLAR THOUSANDS UNLESS OTHERWISE STATED)

CONSOLIDATED BALANCE SHEET
                                                                              AS AT DECEMBER 31
                                                           ---------------------------------------------------------
                                                 NOTE             2006                2006                 2005
                                                               US$'000
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment                      7           337,288           2,630,847            2,620,911
Leasehold land and land use rights                 6             3,028              23,616               24,199
Intangible assets                                  8               164               1,276                1,339
Unbilled receivable                                             21,929             171,047              174,563
Interests in associates                           10             1,289              10,057               14,294
Amount paid to tax authority                      11            19,860             154,911               93,666
                                                           ---------------     ---------------     -----------------
TOTAL NON-CURRENT ASSETS                                       383,558           2,991,754            2,928,972
                                                           ---------------     ---------------     -----------------

CURRENT ASSETS
Inventories                                       13                45                 354                  434
Trade and other receivables                       12            15,339             119,647              118,598
Cash and cash equivalents                         14           253,777           1,979,457            1,635,526
                                                           ---------------     ---------------     -----------------
TOTAL CURRENT ASSETS                                           269,161           2,099,458            1,754,558
                                                           ---------------     ---------------     -----------------
TOTAL ASSETS                                                   652,719           5,091,212            4,683,530
                                                           ===============     ===============     =================

EQUITY
Capital and reserves attributable to the
   Company's equity holders
Ordinary shares                                   15             5,003              39,027               39,027
Share premium                                     15               592               4,614                4,614
Retained earnings
-  Proposed final dividend                        26            13,509             105,372              105,372
-  Others                                                      547,768           4,272,591            3,955,175
                                                           ---------------     ---------------     -----------------
                                                               566,872           4,421,604            4,104,188
Minority interests                                                 632               4,933                5,537
                                                           ---------------     ---------------     -----------------

TOTAL EQUITY                                                   567,504           4,426,537            4,109,725
                                                           ---------------     ---------------     -----------------

LIABILITIES
NON-CURRENT LIABILITIES
Deferred income tax liabilities                   17            24,582             191,739              192,654
Deferred revenue                                  16            18,285             142,624               87,654
Other payables                                                     227               1,770                    -
                                                           ---------------     ---------------     -----------------
TOTAL NON-CURRENT LIABILITIES                                   43,094             336,133              280,308
                                                           ---------------     ---------------     -----------------

CURRENT LIABILITIES
Construction payables                                              223               1,736                3,096
Amount received from customer                                    7,500              58,500               46,800
Payroll related accruals                                         2,405              18,759                3,656
Other payables and accrued expenses                              2,466              19,236               13,662
Deferred revenue                                  16            19,628             153,101              151,982
Current income tax liabilities                                   9,883              77,089               74,180
Dividend payable                                                    16                 121                  121
                                                           ---------------     ---------------     -----------------
TOTAL CURRENT LIABILITIES                                       42,121             328,542              293,497
                                                           ---------------     ---------------     -----------------
TOTAL LIABILITIES                                               85,215             664,675              573,805
                                                           ---------------     ---------------     -----------------

TOTAL EQUITY AND LIABILITIES                                   652,719           5,091,212            4,683,530
                                                           ===============     ===============     =================

NET CURRENT ASSETS                                             227,040           1,770,916            1,461,061
                                                           ===============     ===============     =================

TOTAL ASSETS LESS CURRENT LIABILITIES                          610,598           4,762,670            4,390,033
                                                           ===============     ===============     =================

Commitments and contingencies                   28, 30

The accompanying footnotes are an integral part of these consolidated financial statements.

                             ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
            (ALL AMOUNTS IN HONG KONG DOLLAR THOUSANDS UNLESS OTHERWISE STATED)


CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                 YEAR ENDED DECEMBER 31
                                                      ---------------------------------------------------------------------------
                                            NOTE            2006                2006                 2005                2004
                                                         US$'000
Sales                                         5          119,218             929,902              879,705           1,004,982
Cost of services                             19          (52,646)           (410,640)            (419,029)           (420,490)
                                                      --------------     ----------------     ---------------     ---------------
GROSS PROFIT                                              66,572             519,262              460,676             584,492
Other gains - net                            18           11,896              92,793               43,711              21,982
Administrative expenses                      19          (12,126)            (94,585)             (83,880)           (102,477)
                                                      --------------     ----------------     ---------------     ---------------
OPERATING PROFIT                                          66,342             517,470              420,507             503,997
Finance costs                                21              (19)               (152)                   -                  (1)
Share of loss of associates                  10           (1,076)             (8,391)              (3,872)            (12,380)
                                                      --------------     ----------------     ---------------     ---------------
PROFIT BEFORE INCOME TAX                                  65,247             508,927              416,635             491,616
Income tax expense                           22           (7,118)            (55,522)             (51,270)            (60,536)
                                                      --------------     ----------------     ---------------     ---------------
PROFIT FROM CONTINUING OPERATIONS AND
   FOR THE YEAR                                           58,129             453,405              365,365             431,080
                                                      ==============     ================     ===============     ===============

ATTRIBUTABLE TO:
- equity holders of the Company              24           58,206             454,009              366,184             431,216
- minority interests                                         (77)               (604)                (819)               (136)
                                                      --------------     ----------------     ---------------     ---------------
                                                          58,129             453,405              365,365             431,080
                                                      ==============     ================     ===============     ===============

EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE
   TO THE EQUITY HOLDERS OF THE COMPANY
   DURING THE YEAR
   (expressed in US$/HK$ per share)

- basic                                      25          US$0.15             HK$1.16              HK$0.94             HK$1.10
                                                      ==============     ================     ===============     ===============

- diluted                                    25          US$0.15             HK$1.16              HK$0.94             HK$1.10
                                                      ==============     ================     ===============     ===============


DIVIDENDS                                    26           17,512               136,593              136,593             136,593
                                                      ================     ================     ===============     ===============

The accompanying footnotes are an integral part of these consolidated financial statements.

                             ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
            (ALL AMOUNTS IN HONG KONG DOLLAR THOUSANDS UNLESS OTHERWISE STATED)


CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

                                                                          ATTRIBUTABLE TO EQUITY HOLDERS
                                          NOTE                                    OF THE COMPANY
                                                                 ------------------------------------------
                                                    NUMBER OF      SHARE      SHARE    RETAINED               MINORITY
                                                       SHARES    CAPITAL    PREMIUM    EARNINGS       TOTAL  INTERESTS     TOTAL
                                                 (in thousand)
BALANCE AT JANUARY 1, 2004                            390,266     39,027      4,614   3,524,625   3,568,266       492  3,568,758

Profit/(Loss) for the year                                             -          -     431,216     431,216      (136)   431,080
Final dividend relating to 2003                                        -          -     (93,664)    (93,664)        -    (93,664)
Interim dividend relating to 2004          26                          -          -     (31,221)    (31,221)        -    (31,221)
Minority interests                         29                          -          -           -           -     6,000      6,000
                                                                -----------------------------------------------------------------
                                                                       -          -     306,331     306,331     5,864    312,195
                                                                -----------------------------------------------------------------

BALANCE AT DECEMBER 31, 2004                          390,266     39,027      4,614   3,830,956   3,874,597     6,356  3,880,953
                                                                =================================================================

BALANCE AT JANUARY 1, 2005, as per above
                                                      390,266     39,027      4,614   3,830,956   3,874,597     6,356  3,880,953

Profit/(Loss) for the year                                             -          -     366,184     366,184      (819)   365,365
Final dividend relating to 2004                                        -          -    (105,372)    (105,372)       -   (105,372)
Interim dividend relating to 2005          26                          -          -     (31,221)    (31,221)        -    (31,221)
                                                                -----------------------------------------------------------------
                                                                       -          -     229,591     229,591      (819)   228,772
                                                                -----------------------------------------------------------------

BALANCE AT DECEMBER 31, 2005                          390,266     39,027      4,614   4,060,547   4,104,188     5,537  4,109,725
                                                                =================================================================

BALANCE AT JANUARY 1, 2006, as per above
                                                      390,266     39,027      4,614   4,060,547   4,104,188     5,537  4,109,725

Profit/(Loss) for the year                                             -          -     454,009     454,009      (604)   453,405
Final dividend relating to 2005            26                          -          -    (105,372)   (105,372)        -   (105,372)
Interim dividend relating to 2006          26                          -          -     (31,221)    (31,221)        -    (31,221)
                                                                -----------------------------------------------------------------
                                                                       -          -     317,416     317,416      (604)   316,812
                                                                -----------------------------------------------------------------

BALANCE AT DECEMBER 31, 2006                          390,266     39,027      4,614   4,377,963   4,421,604     4,933  4,426,537
                                                                =================================================================

The accompanying footnotes are an integral part of these consolidated financial statements.

                             ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
            (ALL AMOUNTS IN HONG KONG DOLLAR THOUSANDS UNLESS OTHERWISE STATED)


CONSOLIDATED STATEMENT OF CASH FLOW

                                                                                                 YEAR ENDED DECEMBER 31
                                                                          --------------------------------------------------------
                                                                 NOTE           2006            2006           2005         2004
                                                                             US$'000
CASH FLOWS FROM OPERATING ACTIVITIES:
- continuing operations                                           27          96,418         752,062        609,717      779,413
- Hong Kong Profits Tax paid                                                  (5,161)        (40,260)       (79,186)     (10,934)
- overseas tax paid                                                           (1,701)        (13,268)       (16,181)     (17,667)
                                                                          -------------   -------------  ------------ ------------
CASH FLOWS FROM OPERATING ACTIVITIES - NET                                    89,556         698,534        514,350      750,812
                                                                          -------------   -------------  ------------ ------------

CASH FLOWS (USED IN)/FROM INVESTING ACTIVITIES:
- purchase of property, plant and equipment                                  (39,325)       (306,736)       (23,659)     (47,672)
- purchase of intangible assets                                                  (13)            (97)             -            -
- loan to an associate                                            31               -               -              -       (1,301)
- loan to an independent third party                                               -               -              -       (3,778)
- repayment of loan from an associate                             31               -               -          5,070        3,510
- repayment of loan from an independent third party                                -               -          2,062        1,716
- interest received                                                           11,378          88,747         39,833       20,290
- interest expense                                                                 -               -              -           (1)
- proceeds from disposal of property, plant and equipment
                                                                                  10              76            108          257
- purchase of interests in associates                                              -               -              -      (23,930)
                                                                          -------------   -------------  ------------ ------------
CASH FLOWS (USED IN)/FROM INVESTING ACTIVITIES - NET                         (27,950)       (218,010)        23,414      (50,909)
                                                                          -------------   -------------  ------------ ------------

CASH FLOWS USED IN FINANCING ACTIVITIES:
- dividends paid                                                  26         (17,512)       (136,593)      (136,593)    (124,885)
                                                                          -------------   -------------  ------------ ------------
CASH FLOWS USED IN FINANCING ACTIVITIES - NET                                (17,512)       (136,593)      (136,593)    (124,885)
                                                                          -------------   -------------  ------------ ------------


NET INCREASE IN CASH AND CASH EQUIVALENTS                                     44,094         343,931        401,171      575,018
Cash and cash equivalents at beginning of the year                           209,683       1,635,526      1,234,355      659,337
                                                                          -------------   -------------  ------------ ------------
CASH AND CASH EQUIVALENTS AT END OF THE YEAR, REPRESENTING
   BANK BALANCES AND CASH                                         14         253,777       1,979,457      1,635,526    1,234,355
                                                                          =============   =============  ============ ============

The accompany footnotes are an integral part of these consolidated financial statements.

                             ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
            (ALL AMOUNTS IN HONG KONG DOLLAR THOUSANDS UNLESS OTHERWISE STATED)


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.  GENERAL INFORMATION

    Asia Satellite  Telecommunications  Holdings  Limited (the Company) and its
    subsidiaries   (together   the  Group)  is  engaged  in  the  provision  of
    transponder capacity.

    The Company is a limited liability company incorporated in Bermuda as an exempted company under the Companies Act 1981 of Bermuda (as amended). The address of its registered office is Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda.

    The Company's shares are listed on the New York Stock Exchange and The Stock Exchange of Hong Kong Limited (hereafter collectively referred to as the "Stock Exchange").

    These consolidated financial statements are presented in thousands of units of Hong Kong dollars (HK$'000), unless otherwise stated. These consolidated financial statements have been approved for issue by the Board of Directors on March 5, 2007 and signed on its behalf by Mr. JU Wei Min (Director) and Mr. Peter JACKSON (Director).

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

    NEW STANDARDS AND AMENDMENTS TO PUBLISHED STANDARDS
    The following new standards, amendments to standards and interpretations are mandatory for the financial year ended December 31, 2006:
    o Amendment to IAS/HKAS 19, 'Actuarial gains and losses, group plans and disclosures', effective for annual periods beginning on or after January 1, 2006. This amendment is not relevant for the Group;
    o Amendment to IAS/HKAS 39, Amendment to 'The fair value option', effective for annual periods beginning on or after January 1, 2006. This amendment is not relevant for the Group;
    o Amendment to IAS/HKAS 21, Amendment 'Net investment in a foreign operation', effective for annual periods beginning on or after January 1, 2006. This amendment has no impact on the Group;
    o Amendment to IAS/HKAS 39, Amendment 'Cash flow hedge accounting of forecast intragroup transactions', effective for annual periods beginning on or after January 1, 2006. This amendment is not relevant for the Group;
    o Amendment to IAS/HKAS 39 and IFRS/HKFRS 4, Amendment 'Financial guarantee contracts', effective for annual periods beginning on or after January 1, 2006. This amendment is not relevant for the Group;
    o IFRS/HKFRS 6, 'Exploration for and evaluation of mineral resources', effective for annual periods beginning on or after January 1, 2006. This standard is not relevant for the Group;
    o IFRIC/HK(IFRIC)-Int 4, 'Determining whether an arrangement contains a lease', effective for annual periods beginning on or after January 1, 2006. The Group has reviewed its contracts. Some of them are required to be accounted for as leases in accordance with IAS/HKAS 17, 'Leases'. However, these leases are operating leases, and their reclassification has had no impact on the expense recognized in respect of them;
    o IFRIC/HK(IFRIC)-Int 5, 'Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds', effective for annual periods beginning on or after January 1, 2006. This interpretation is not relevant for the Group; and
    o IFRIC/HK(IFRIC)-Int 6, 'Liabilities arising from participating in a specific market - waste electrical and electronic equipment', effective for annual periods beginning on or after December 1, 2005. This interpretation is not relevant for the Group.

    The following new standards, amendments to standards and interpretations have been issued but are not effective for 2006 and have not been early adopted:
    o IFRIC/HK(IFRIC)-Int 7, 'Applying the restatement approach under IFRS/HKFRS 29', effective for annual periods beginning on or after March 1, 2006. Management does not expect this interpretation to be relevant for the Group;
    o IFRIC/HK(IFRIC)-Int 8, 'Scope of IFRS/HKFRS 2', effective for annual periods beginning on or after May 1, 2006. Management does not expect this interpretation to be relevant for the Group;
    o IFRIC/HK(IFRIC)-Int 9, 'reassessment of embedded derivatives', effective for annual periods beginning on or after June 1, 2006. Management does not expect this interpretation to be relevant for the Group;
    o IFRIC/HK(IFRIC)-Int 10, 'Interim financial reporting and impairment', effective for annual periods beginning on or after November 1, 2006. Management is currently assessing the impact of this interpretation on the Group's operations.

                             ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
            (ALL AMOUNTS IN HONG KONG DOLLAR THOUSANDS UNLESS OTHERWISE STATED)


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    2.1 BASIS OF PREPARATION (CONTINUED)
    o IFRS/HKFRS 7, 'Financial instruments: Disclosures', effective for annual periods beginning on or after January 1, 2007. IAS/HKAS 1, 'Amendments to capital disclosures', effective for annual periods beginning on or after January 1, 2007. Management is currently assessing the impact of this standard on the Group's operations;
    o IFRIC-Int 11-IFRS 2, 'Group and treasury share transactions', effective for annual periods beginning on or before March 1, 2007. Management does not expect this interpretation to be relevant for the Group;
    o IFRIC-Int 12, 'Service concession arrangements', effective for annual periods beginning on or before January 1, 2008. Management is currently assessing the impact of this interpretation on the Group's operations; and
    o IFRS 8, 'Operating segments', effective for annual periods beginning on or before January 1, 2009. Management is currently assessing the impact of this standard on the Group's operations.
    o Amendment to IAS 23, 'Borrowing Costs', effective for annual periods beginning on or before January 1, 2009. Management does not expect this amendment to affect the Group.

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

    In the Company's balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

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

    In the Company's balance sheet the investments in associated companies are stated at cost less provision for impairment losses. The results of associated companies are accounted for by the Company on the basis of dividends received and receivable.

                             ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
            (ALL AMOUNTS IN HONG KONG DOLLAR THOUSANDS UNLESS OTHERWISE STATED)


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

    2.4  FOREIGN CURRENCY TRANSLATION

    (a)  Functional and presentation currency
    Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (`the functional currency'). The consolidated financial statements are presented in Hong Kong dollars, which is the Company's functional and presentation currency.

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

                             ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
            (ALL AMOUNTS IN HONG KONG DOLLAR THOUSANDS UNLESS OTHERWISE STATED)


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

    Gains and losses on disposals are determined by comparing proceeds with carrying amounts. These are included in the income statement. When revalued assets are sold, the amounts included in other reserves are transferred to retained earnings.

    2.6  INTANGIBLE ASSETS - LICENCES

    The licences are shown at historical cost. One licence has a finite useful life and is carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost of the licence over its estimated useful life (112 months). The other licence does not have a finite useful life.

    2.7  IMPAIRMENT OF ASSETS

    Assets that have an indefinite useful life are not subject to amortization, are tested at least annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that have suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

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

    2.9  INVENTORIES

    Inventories are stated at the lower of cost and net realizable value. Cost is determined using the first-in, first-out (FIFO) method and comprises all costs of purchase and other costs incurred in bringing the inventories to their present locations and conditions. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

    2.10  TRADE AND OTHER RECEIVABLES

    Trade and other receivables are recognized initially at fair value less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments (more than 180 days overdue) are considered indicators that the trade receivable is impaired. The amount of the provision is recognized in the statement of operations within administrative expenses.

    2.11  CASH AND CASH EQUIVALENTS

    Cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

                             ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
            (ALL AMOUNTS IN HONG KONG DOLLAR THOUSANDS UNLESS OTHERWISE STATED)


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

    (b)   Share-based compensation
    The Group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognizes the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

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

                             ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
            (ALL AMOUNTS IN HONG KONG DOLLAR THOUSANDS UNLESS OTHERWISE STATED)


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    2.16  PROVISIONS

    Provisions for environmental restoration, asset retirement obligations, restructuring costs and legal claims are recognized when: the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognized for future operating losses.

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

    2.19  DIVIDEND DISTRIBUTION

    Dividend distribution to the Company's equity holders is recognized as a liability in the financial statements in the period in which the dividends are approved by the Company's equity holders.

                             ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
            (ALL AMOUNTS IN HONG KONG DOLLAR THOUSANDS UNLESS OTHERWISE STATED)


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


3.  FINANCIAL RISK MANAGEMENT

    3.1  FINANCIAL RISK FACTORS

    The Group's activities expose it to a variety of financial risks: foreign exchange risk, credit risk and cash flow interest-rate risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance.

    (a)  Foreign exchange risk
    During the year, almost all of the Group's revenues, premiums for satellite insurance coverage and substantially all capital expenditure were denominated in U.S. Dollars. The Group's remaining expenses were primarily denominated in Hong Kong Dollars. At December 31, 2006, almost all the Group's transponder utilization agreements, transponder purchase agreement, loan agreements, obligations to purchase telemetry, tracking and control equipment were denominated in U.S. Dollars. Hence, the Group does not have any significant currency exposure as long as the Hong Kong dollars and US dollars remain linked and does not need to hedge.

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

    (c)  Cash flow interest-rate risk
    The Group has no significant interest-bearing assets or liabilities, however, the Group earns interest income from short term deposits which are affected by the changes in market interest rates.

                             ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
            (ALL AMOUNTS IN HONG KONG DOLLAR THOUSANDS UNLESS OTHERWISE STATED)


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

    (a)  Estimated impairment of goodwill
    The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in note 2.8. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates.

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

    (c)  Useful lives of in-orbit satellites
    The Group's operations are capital intensive and it has significant investments in satellites. The carrying value of the Group's in-orbit satellites (AsiaSat 2, AsiaSat 3S and AsiaSat 4) represented 42% of its total assets as of December 31, 2006 (2005: 52%). The Group estimates the useful lives of satellites in order to determine the amount of depreciation expense to be recorded during the reported period. The useful lives are estimated at the time satellites are put into orbit and are based on historical experience with other satellites as well as the anticipated technological evolution or other environmental changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these satellites may need to be shortened, resulting in the recognition of increased depreciation in a future period. Similarly, if the actual lives of satellites are longer than the Group has estimated, the Group would have a smaller depreciation expense. As a result, if the Group's estimations of the useful lives of its satellites are not accurate or are required to be changed in the future, the Group's net income in future periods would be affected.

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

                             ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
            (ALL AMOUNTS IN HONG KONG DOLLAR THOUSANDS UNLESS OTHERWISE STATED)


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


5.  SALES AND SEGMENT INFORMATION

    SALES:

    The Group's sales is analyzed as follows:

                                                                        2006               2005             2004
    Income from provision of satellite transponder capacity
         - recurring                                                 850,425            850,436          870,092
         - non-recurring                                              49,911                  -          112,372
    Sales of satellite transponder capacity                           24,491             24,491           20,518
    Other revenue                                                      5,075              4,778            2,000
                                                                 ----------------   --------------   ---------------
                                                                     929,902            879,705        1,004,982
                                                                 ================   ==============   ===============

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

    The  following   table  provides  an  analysis  of  the  Group's  sales  by geographical markets:

                                                                         2006              2005             2004
    Hong Kong                                                         341,567           341,698          323,133
    Greater China, including Taiwan                                   194,831           202,730          197,936
    United States of America                                           79,813            78,205          183,750
    United Kingdom                                                     53,211            49,401           46,073
    Australia                                                          37,317            27,927           37,605
    Others                                                            223,163           179,744          216,485
                                                                  ---------------   --------------   ---------------
                                                                      929,902           879,705        1,004,982
                                                                  ===============   ==============   ===============

6.  LEASEHOLD LAND AND LAND USE RIGHTS - GROUP

    The Group's interests in leasehold land and land use rights represent prepaid operating lease payments and their net book value are analyzed as follows:

                                                                                           2006            2005
       In Hong Kong held on:
       Leases of over 50 years                                                                -               -
       Leases of between 10 to 50 years                                                  23,616          24,199
                                                                                    --------------   ---------------
                                                                                         23,616          24,199
                                                                                    ==============   ===============


                                                                                           2006            2005

       Opening                                                                           24,199          24,782
       Amortization of prepaid operating lease payment                                     (583)           (583)
                                                                                    --------------   ---------------
       Closing                                                                           23,616          24,199
                                                                                    ==============   ===============

                             ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
            (ALL AMOUNTS IN HONG KONG DOLLAR THOUSANDS UNLESS OTHERWISE STATED)


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


7.  PROPERTY, PLANT AND EQUIPMENT - GROUP

                                      SATELLITES AND TRACKING FACILITIES

                                                                        FURNITURE,
                                                                         FIXTURES
                                            IN         UNDER                  AND      OFFICE     MOTOR   PLANT AND
                                     OPERATION  CONSTRUCTION  BUILDINGS  FITTINGS   EQUIPMENT  VEHICLES   EQUIPMENT       TOTAL
                                    ---------------------------------------------------------------------------------------------
    AT JANUARY 1, 2005
    Cost                             4,232,629         9,635    117,900    10,854       7,646     3,871       2,370   4,384,905
    Accumulated depreciation        (1,467,509)            -     (5,109)   (8,699)    (5,764)    (1,715)     (1,642)  (1,490,438)
                                    ---------------------------------------------------------------------------------------------
    Net book amount                  2,765,120         9,635    112,791     2,155       1,882     2,156         728   2,894,467
                                    =============================================================================================

    YEAR ENDED DECEMBER 31, 2005
    Opening net book amount          2,765,120         9,635    112,791     2,155       1,882     2,156         728   2,894,467
    Additions                            1,337        10,309         98     7,377       1,584       865           -      21,570
    Transfer                            19,539       (19,539)         -         -           -         -           -           -
    Disposals (note 27)                      -             -          -        (7)        (2)         -           -          (9)
    Depreciation                      (286,032)            -     (4,716)   (2,178)    (1,068)      (907)       (216)   (295,117)
                                    ---------------------------------------------------------------------------------------------
    Closing net book amount          2,499,964           405    108,173     7,347       2,396     2,114         512   2,620,911
                                    =============================================================================================

    AT DECEMBER 31, 2005
    Cost                             4,253,504           405    117,998    11,142       8,928     4,137       2,371   4,398,485
    Accumulated depreciation        (1,753,540)            -     (9,825)   (3,795)    (6,532)    (2,023)     (1,859)  (1,777,574)
                                    ---------------------------------------------------------------------------------------------
    Net book amount                  2,499,964           405    108,173     7,347       2,396     2,114         512   2,620,911
                                    =============================================================================================

    YEAR ENDED DECEMBER 31, 2006
    Opening net book amount          2,499,964           405    108,173     7,347       2,396     2,114         512   2,620,911
    Additions                            6,332       297,537         81     1,747         728     1,111           4     307,540
    Transfer                                 -          (538)       538         -           -         -           -           -
    Disposals (note 27)                      -             -          -        (5)          -         -          (1)         (6)
    Depreciation                      (286,448)            -     (4,743)   (3,951)    (1,196)    (1,077)       (183)   (297,598)
                                    ---------------------------------------------------------------------------------------------
    Closing net book amount          2,219,848       297,404    104,049     5,138       1,928     2,148         332   2,630,847
                                    =============================================================================================

    AT DECEMBER 31, 2006
    Cost                             4,259,836       297,404    118,617    12,879       9,198     4,806       2,372   4,705,112
    Accumulated depreciation        (2,039,988)            -    (14,568)   (7,741)    (7,270)    (2,658)     (2,040)  (2,074,265)
                                    ---------------------------------------------------------------------------------------------
    Net book amount                  2,219,848       297,404    104,049     5,138       1,928     2,148         332   2,630,847
                                    =============================================================================================

    Depreciation expense of $297,598 (2005: $295,117) has been expensed in cost of services.

                             ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
            (ALL AMOUNTS IN HONG KONG DOLLAR THOUSANDS UNLESS OTHERWISE STATED)


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.  INTANGIBLE ASSETS - GROUP

                                                                       LICENCES

    AT JANUARY 1, 2005 AND DECEMBER 31, 2005
    Cost                                                                 1,500
    Accumulated amortization and impairment                               (161)
                                                                       ---------
    Net book amount                                                      1,339
                                                                       =========

    YEAR ENDED DECEMBER 31, 2006
    Opening net book amount                                              1,339
    Additions (a)                                                           97
    Amortization expense (b) (note 19)                                    (160)
                                                                       ---------
    Closing net book amount                                              1,276
                                                                       =========

    AT DECEMBER 31, 2006
    Cost                                                                 1,597
    Accumulated amortization and impairment                               (321)
                                                                       ---------
    Net book amount                                                      1,276
                                                                       =========

    Notes:
    (a) Additions refer to the Direct-to-Home (DTH) broadcasting licence fee at Macau which has an infinite useful life, as the Macau government granted a broadcasting right until the end of the DTH project and is carried at cost. The carrying value as at December 31, 2006 was $97 (2005: Nil).

    (b) Amortization   expense  of  $160  (2005:   $161)  is  included  in  the
        administrative expenses in the statement of operations.

    (c) The estimated aggregate amortization expense is as follows:
        For the year ended December 31, 2007                               160
        For the year ended December 31, 2008                               161
        For the year ended December 31, 2009                               161
        For the year ended December 31, 2010                               161
        For the year ended December 31, 2011                               161
                                                                         -------
                                                                           804
                                                                         =======


9.  INVESTMENTS IN SUBSIDIARIES

    (a) Investments in subsidiaries
                                                               COMPANY
                                                    ----------------------------
                                                          2006           2005

    Unlisted shares in subsidiaries, at cost           429,054        429,054
                                                    ==============  ============


    The cost of the unlisted shares is based on the book value of the underlying net assets of the subsidiaries attributable to the Group as at the date on which the Company became the ultimate holding company of the Group under the Group reorganization in 1996.

                             ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
            (ALL AMOUNTS IN HONG KONG DOLLAR THOUSANDS UNLESS OTHERWISE STATED)


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


9. INVESTMENTS IN SUBSIDIARIES (continued)

    The following is a list of the principal subsidiaries and a controlled partnership at December 31, 2006:

                                         PLACE OF                                         PARTICULARS OF ISSUED
    NAME                                 INCORPORATION AND     PRINCIPAL ACTIVITIES AND   SHARE CAPITAL AND DEBT
                                         KIND OF LEGAL         PLACE OF OPERATION         SECURITIES                 INTEREST HELD
                                         ENTITY
    ----------------------------------   -------------------   -------------------------  ------------------------   -------------
    AsiaSat BVI Limited                  British Virgin        Investment holding in      3,000 ordinary shares of     *100%
                                         Islands, limited      Hong Kong                  US$1 each
                                         liability company

    Asia Satellite Telecommunications    Hong Kong, limited    Provision of satellite     30,000 ordinary shares        100%
    Company Limited                      liability company     transponder capacity       and 20,000 non-voting
                                                               worldwide                  deferred shares of HK$10
                                                                                          each

    Hanbury International Limited        British Virgin        Inactive in Hong Kong      1 ordinary share of HK$1      100%
                                         Islands, limited                                 each
                                         liability company

    SAT Limited                          Republic of           Inactive in Republic of    100 ordinary shares of       *100%
                                         Mauritius, limited    Mauritius                  US$1 each
                                         liability company

    Skywave TV Company Limited           Hong Kong, limited    Provision of DTH           3,000,002 ordinary            80%
    (formerly known as Auspicious        liability company     broadcasting services in   shares of HK$10 each
    City Limited)                                              Hong Kong and Mainland
                                                               China

    Sornico Limited                      Hong Kong, limited    Inactive in Hong Kong      2 ordinary shares of          100%
                                         liability company                                HK$10 each

    The First Asian Satellite            Hong Kong, limited    Inactive in Hong Kong      N/A                           1%
    Leasing  Limited Partnership (the    liability
    "Partnership")                       partnership

    Auspicious Colour Limited            Hong Kong, limited    Inactive in Hong Kong      1 ordinary share of HK$1      100%
                                         liability company                                each

    The Company continues to control the Partnership as it is a general partner and accordingly continues to consolidate it.

    *Shares held directly by the Company.

                             ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
            (ALL AMOUNTS IN HONG KONG DOLLAR THOUSANDS UNLESS OTHERWISE STATED)


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


10.  INTERESTS IN ASSOCIATES - GROUP

                                                                                                          2006              2005
     Beginning of the year                                                                              14,294            13,397
     Share of associates' losses                                                                        (8,391)           (3,872)
     Additions                                                                                           4,154             4,769
                                                                                                   ---------------    ------------
     End of the year                                                                                    10,057            14,294
                                                                                                   ===============    ============

    Note:
    Interests in associates at December 31, 2006 include goodwill of $442 (2005: $442).

    The Group's interest in its principal associates, all of which are unlisted, were as follows:

                             PARTICULARS OF                                                                               %
                             ISSUED SHARES        COUNTRY OF                                                  PROFIT/     INTEREST
    NAME                     HELD                 INCORPORATION    ASSETS(2)     LIABILITIES(2) REVENUES(2)    (LOSS)(2)  HELD
    ---------------------    ----------------     -------------    ---------     -------------  -----------  -----------  --------
                                                                                                                             %
    2005
    Beijing Asia Sky         N/A                  China            42,011        25,945           2,721       (7,909)       49
    Telecommunications
    Technology Company
    Limited

    SpeedCast Holdings       Ordinary             Cayman           39,392        25,345          82,673          368        47
    Limited                  shares of            Islands
                             US$0.0001 each

    SpeedCast Limited        Ordinary shares      Hong Kong           N/A           N/A             N/A          N/A        47
    (note 1)                 of HK$0.01 each

                                                                  ---------     ----------     -----------  -----------
                                                                   81,403        51,290          85,394       (7,541)
                                                                  =========     ==========     ===========  ===========
    2006

    Beijing Asia Sky         N/A                  China            25,829        26,406           9,235      (17,124)       49
    Telecommunications
    Technology Company
    Limited

    SpeedCast Holdings       Ordinary shares      Cayman           46,441        27,167         111,889        5,228        47
    Limited                  of US$0.0001 each    Islands

    SpeedCast Limited        Ordinary shares      Hong Kong           N/A           N/A             N/A          N/A        47
    (note 1)                 of HK$0.01 each

                                                                  ---------     ----------     -----------  -----------
                                                                   72,270        53,573         121,124      (11,896)
                                                                  =========     ==========     ===========  ===========

    The Group has not recognized profit amounting to $2,473 (2005: $174) for SpeedCast Holdings Limited as the Group's share of loss exceeds its interest in SpeedCast. The accumulated losses not recognized were $9,561 (2005: $12,034).

    Note:
    (1) SpeedCast Limited is the wholly-owned subsidiary of SpeedCast Holdings Limited. Accordingly, assets, liabilities, revenues and profit/(loss) are not disclosed again.

    (2) Represents 100% of the associates operation and financial results.

11. AMOUNT PAID TO TAX AUTHORITY - GROUP

    At the  balance  sheet date,  an amount of  approximately  $154,911  (2005:
    $93,666) had been paid to the Government of India. For details, please refer to note 28.

                             ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
            (ALL AMOUNTS IN HONG KONG DOLLAR THOUSANDS UNLESS OTHERWISE STATED)


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12. TRADE AND OTHER RECEIVABLES - GROUP

                                                            2006        2005

    Trade receivables                                     81,888      90,653
    Trade receivables from related parties (note 31)      10,660       7,678
    Less: provision for impairment of receivables        (22,462)    (30,930)
                                                        ----------  -----------
    Trade receivables - net                               70,086      67,401
    Receivables from related parties (note 31)            14,629      15,503
    Other receivables                                     14,068      10,831
    Deposits and prepayments                              20,864      24,863
                                                        ----------  -----------
                                                         119,647     118,598
    Less non-current portion: loans to related parties         -           -
                                                        ----------  -----------
    Current portion                                      119,647     118,598
                                                        ==========  ===========


    The Group does not normally provide credit terms to its trade customers. The Company usually bills its trade customers quarterly in advance in accordance with its agreements. The aged analysis of trade receivables is stated as follows:

                                                            2006        2005

    0 to 30 days                                          29,329      27,768
    31 to 60 days                                         15,967       8,652
    61 to 90 days                                         15,717      14,315
    91 to 180 days                                         7,884      10,074
    181 days or above                                      1,189       6,592
                                                        ----------  -----------
                                                          70,086      67,401
                                                        ==========  ===========

    There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, internationally dispersed.

    As of 31 December 2006, trade receivables of $22,462 (2005: $30,930) were impaired and fully provided. The impaired receivables mainly relate to customers' failure to make payment for more than six months. The ageing of these receivables is as follows:

                                                            2006        2005

    3 to 6 months                                          9,830       1,682
    Over 6 months                                         12,632      29,248
                                                        ----------  -----------
                                                          22,462      30,930
                                                        ==========  ===========

    Movements on the provision for impairment of trade receivables are as follows:

                                                            2006        2005

    At 1 January                                          30,930      23,230
    Provision for impairment of receivables                    -       7,700
    Unused amounts reversed                               (8,468)          -
                                                        ----------  -----------
    At 31 December                                        22,462      30,930
                                                        ==========  ===========

    The creation and release of provision for impaired receivables have been included in administrative expenses in the income statement.

                             ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
            (ALL AMOUNTS IN HONG KONG DOLLAR THOUSANDS UNLESS OTHERWISE STATED)


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13. INVENTORIES - GROUP

                                                               2006        2005

    Merchandise                                                 354         434
                                                         ============ ==========

    The cost of inventories recognized as expense and included in cost of services amounted to $87 (2005: $500).


14. CASH AND CASH EQUIVALENTS - GROUP

                                                               2006        2005

    Cash at bank and in hand                                  4,506      13,173
    Short-term bank deposits                              1,974,951   1,622,353
                                                         ------------ ----------
                                                          1,979,457   1,635,526
                                                         ============ ==========

    The effective  interest  rate on  short-term  bank deposits was 4.9% (2005:
    3.1%); these deposits have an average maturity of 21 days (2005: 17 days).

    Cash includes the following for the purposes of the cash flow statement:

                                                               2006        2005

    Cash and cash equivalents                             1,979,457   1,635,526
                                                         ============ ==========

15. SHARE CAPITAL

                                                  NUMBER OF   ORDINARY    SHARE
                                                     SHARES     SHARES   PREMIUM     TOTAL
                                                 (thousands)
    AT DECEMBER 31, 2006 AND DECEMBER 31, 2005      390,266     39,027     4,614    43,641
                                                 ===========  ========= ========== =======

    The total authorized number of ordinary shares is 550,000,000 shares (2005: 550,000,000 shares) with a par value of HK$0.10 per share (2005: HK$0.10 per share). All issued shares are fully paid.

                             ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
            (ALL AMOUNTS IN HONG KONG DOLLAR THOUSANDS UNLESS OTHERWISE STATED)


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

    SCHEME ADOPTED ON JANUARY 25, 2002

    A share option scheme (the "2002 Scheme") was adopted pursuant to a resolution passed on January 25, 2002 for the primary purpose of attracting and retaining the best personnel for the development of the Company's businesses, and providing incentives to employees, Directors, consultants, agents, representatives and advisors, and promoting the long term financial success of the Company. The 2002 Scheme will expire on January 24, 2012.

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

    No options have been granted during 2003 and onwards. At December 31, 2002, the number of shares in respect of which options had been granted under the 2002 Scheme was 7,149,500 representing 1.83% of the shares of the Company in issue at that date. Total consideration received in 2002 from employees for taking up the options granted amounted to HK$105.

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

    The financial impact of share options granted is not recorded in the Company's or the Group's balance sheet until such time as the options are exercised, and no charge is recognised in the statement of operations in respect of the value of options granted in the year. Upon the exercise of the share options, the resulting shares issued are recorded by the Company as additional share capital at the nominal value of the shares and the excess of the exercise price per share over the nominal value of the shares is recorded by the Company in the share premium account. Options which are lapsed or are cancelled prior to their exercise dates are deleted from the register of outstanding options.

                             ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
            (ALL AMOUNTS IN HONG KONG DOLLAR THOUSANDS UNLESS OTHERWISE STATED)


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


15. SHARE CAPITAL (continued)

    Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

    OPTION A:
                                       2006                            2005                             2004
                         ----------------------------     ---------------------------      ---------------------------
                                 AVERAGE                        AVERAGE                         AVERAGE
                                EXERCISE                       EXERCISE                        EXERCISE
                            PRICE IN HK$                   PRICE IN HK$                        PRICE IN
                               PER SHARE    OPTIONS           PER SHARE    OPTIONS              HK$ PER    OPTIONS
                                                                                                  SHARE
    AT JANUARY 1                   17.48  1,634,000               17.48  1,691,500                17.48  1,691,500
    Granted                            -          -                   -          -                    -          -
    Forfeited                          -          -                   -          -                    -          -
    Exercised                          -          -                   -          -                    -          -
    Lapsed                         17.48 (1,634,000)              17.48    (57,500)                   -          -
                                         ------------                    ------------                    -------------
    AT DECEMBER 31                 17.48         -                17.48  1,634,000                17.48  1,691,500
                                         ============                    ============                    =============


    OPTION B:
                                       2006                            2005                             2004
                         ----------------------------     ---------------------------     ----------------------------
                                 AVERAGE                        AVERAGE                         AVERAGE
                          EXERCISE PRICE                       EXERCISE                        EXERCISE
                              IN HK$ PER                   PRICE IN HK$                    PRICE IN HK$
                                   SHARE    OPTIONS           PER SHARE    OPTIONS            PER SHARE    OPTIONS

    AT JANUARY 1                   17.48  1,655,000               17.48  1,753,000                17.48  1,768,000
    Granted                            -          -     -             -          -                    -          -
    Forfeited                          -          -     -             -          -                    -          -
    Exercised                          -          -     -             -          -                    -          -
    Lapsed                         17.48    (25,000)              17.48    (98,000)               17.48    (15,000)
                                         ------------                   ------------                    -------------
    AT DECEMBER 31                 17.48  1,630,000               17.48  1,655,000                17.48  1,753,000
                                         ============                   ============                    =============

    OPTION C:
                                       2006                            2005                             2004
                         ----------------------------     ---------------------------     ----------------------------
                                 AVERAGE                        AVERAGE                         AVERAGE
                          EXERCISE PRICE                       EXERCISE                        EXERCISE
                              IN HK$ PER                   PRICE IN HK$                    PRICE IN HK$
                                   SHARE    OPTIONS           PER SHARE    OPTIONS           PER SHARE     OPTIONS

    AT JANUARY 1                   14.35  3,311,500               14.35  3,481,500                14.35  3,481,500
    Granted                            -          -     -             -          -                    -          -
    Forfeited                          -          -     -             -          -                    -          -
    Exercised                          -          -     -             -          -                    -          -
    Lapsed                         14.35   (100,000)    -         14.35   (170,000)                   -          -
                                         ------------                   ------------                    -------------
    AT DECEMBER 31                 14.35  3,211,500               14.35  3,311,500                14.35  3,481,500
                                         ============                   ============                    =============

    Out of the 4,841,500 options outstanding (2005:  6,600,500 options; 2004: 6,926,000 options), the number of exercisable options are as follows:

                                       2006                            2005                             2004
                         ----------------------------     ---------------------------     ----------------------------
                                 AVERAGE                        AVERAGE                         AVERAGE
                          EXERCISE PRICE                       EXERCISE                        EXERCISE
                              IN HK$ PER                   PRICE IN HK$                    PRICE IN HK$
                                   SHARE    OPTIONS           PER SHARE    OPTIONS          PER SHARE       OPTIONS

    Option A                       17.48          -               17.48  1,634,000                17.48  1,691,500
    Option B                       17.48  1,630,000               17.48  1,655,000                17.48  1,753,000
    Option C                       14.35  3,211,500               14.35  1,655,750                14.35    870,375
                                         ------------                   ------------                    -------------
    Total                                 4,841,500                      4,944,750                       4,314,875
                                         ============                   ============                    =============

                             ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
            (ALL AMOUNTS IN HONG KONG DOLLAR THOUSANDS UNLESS OTHERWISE STATED)


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


15. SHARE CAPITAL (continued)

    Share options outstanding at the end of the year have the following expiry date and exercise prices:

                               EXERCISE PRICE
    EXPIRY DATE                IN HK$ PER SHARE                              SHARE OPTIONS
                                                      ----------------------------------------------------------
                                                              2006                2005                  2004
    November 25, 2006                  17.48                     -           1,634,000             1,691,500
    September 30, 2009                 17.48             1,630,000           1,655,000             1,753,000
    February 3, 2012                   14.35             3,211,500           3,311,500             3,481,500
                                                      ----------------    -----------------     ----------------
                                                         4,841,500           6,600,500             6,926,000
                                                      ================    =================     ================

    Details of specific categories of options are as follows:

    Option type   Date of grant          Vesting period                           Exercise period                        Exercise
                                                                                                                         price
    -----------------------------------------------------------------------------------------------------------------------------
    2002 Scheme                                                                                                          HK$
    A (note a)    February 4, 2002       -                                        February 4, 2002 - November 25, 2006   17.48
    B (note a)    February 4, 2002       February 4, 2002 - September 30, 2002    October 1, 2002 - September 30, 2009   17.48
    C (note b)    February 4, 2002       February 4, 2002 - February 3, 2004      February 4, 2004 - February 3, 2012    14.35

    1996 Scheme                                                                                                          HK$
    D (note a)    November 26, 1996      November 26, 1996 - November 25, 1999    November 26, 1999 - November 25, 2006  17.48
    E (note a)    September 20, 1999     September 20, 1999 - September 30, 2002  October 1, 2002 - September 30, 2009   17.48

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

        Option type A

        100% between February 4, 2002 and November 25, 2006

        The exercise periods of the following option types are divided into 3 tranches, as detailed below:

        Option type D

        1.  Up to 50% between  November 26, 1999 and November 25, 2006
        2.  Up to 75% between November 26, 2000 and November 25, 2006
        3.  Up to 100% between November 26, 2001 and November 25, 2006

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

                             ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
            (ALL AMOUNTS IN HONG KONG DOLLAR THOUSANDS UNLESS OTHERWISE STATED)


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16. DEFERRED REVENUE - GROUP

                                                                                        2006         2005
    The maturity of deferred revenue is as follows:
    Within one year                                                                  153,101      151,982
    More than one year but not exceeding five years                                  142,624       87,654
                                                                                   -----------  ------------
                                                                                     295,725      239,636
    Less: amount shown as current                                                   (153,101)    (151,982)
                                                                                   -----------  ------------
                                                                                     142,624       87,654
                                                                                   ===========  ============

17. DEFERRED INCOME TAX

    Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The offset amounts are as follows:

                                                                                 2006      2005      2004
    Deferred tax assets                                                             -         -         -

    Deferred tax liabilities:
    -  Deferred tax liabilities to be recovered after more than 12 months     191,739   192,654   205,258
                                                                             --------- --------- ----------
                                                                              191,739   192,654   205,258
                                                                             ========= ========= ==========

    The gross movement on the deferred income tax account is as follows:

                                                                                 2006      2005      2004

    Beginning of the year                                                     192,654   205,258   213,522
    Recognized in the statement of operations (note 22)                          (915)  (12,604)   (8,264)
                                                                             --------- --------- ----------
    End of the year                                                           191,739   192,654   205,258
                                                                             ========= ========= ==========

    The movement in deferred tax liabilities/(assets) during the year is as follows:

    DEFERRED TAX LIABILITIES/(ASSETS):

                                                              ACCELERATED
                                                                      TAX
                                                             DEPRECIATION      OTHERS  TAX LOSS      TOTAL
    AT JANUARY 1, 2004                                            213,909        (311)      (76)   213,522
    Recognized in the statement of operations                      (6,884)     (1,456)       76     (8,264)
                                                             ----------------------------------------------
    AT DECEMBER 31, 2004                                          207,025      (1,767)        -    205,258
    Recognized in the statement of operations                     (13,730)      1,126         -    (12,604)
                                                             ----------------------------------------------
    AT DECEMBER 31, 2005                                          193,295        (641)        -    192,654
    Recognized in the statement of operations                      (1,556)        641         -       (915)
                                                             ----------------------------------------------
    AT DECEMBER 31, 2006                                          191,739           -         -    191,739
                                                             ==============================================

                             ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
            (ALL AMOUNTS IN HONG KONG DOLLAR THOUSANDS UNLESS OTHERWISE STATED)


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


18. OTHER GAINS - NET

                                                                                  2006       2005        2004
    Interest income                                                             92,710     43,606      21,813
    Gain on disposal of property, plant and equipment other than
       transponders                                                                 70         99         169
    Others                                                                          13          6           -
                                                                              ----------  ----------  ----------
                                                                                92,793     43,711      21,982
                                                                              ==========  ==========  ==========


19. EXPENSES BY NATURE

    Expenses included in cost of services and administrative expenses are analyzed as follows:

                                                                                  2006       2005        2004

    Auditors' remuneration                                                       1,775        769         697
    Bad debts written off                                                       11,997      2,987           -
    (Write back)/provision for impairment of receivables made                   (8,468)     7,700      17,690
    Depreciation, amortization and impairment expenses                         297,758    295,278     287,382
         (notes 7 and 8)
    Employee benefit expense (note 20)                                          87,555     65,092      75,427
    Operating leases
         - premises                                                              4,383      5,872       5,380
         - leasehold land & land use rights                                        583        583         583
    Net exchange loss                                                              404        547         288
                                                                              ==========  ==========  ==========


20. EMPLOYEE BENEFIT EXPENSE

                                                                                  2006       2005        2004

    Salary and other benefits, including directors' remuneration                82,930     60,748      71,071
    Pension costs - defined contribution plans                                   4,625      4,344       4,356
                                                                              ----------  ----------  ----------
    Total staff costs                                                           87,555     65,092      75,427
                                                                              ==========  ==========  ==========

    Number of employees                                                            102         95          89

    (a)  PENSIONS - DEFINED CONTRIBUTION PLANS

    Forfeited contributions totaling $268 (2005: $292; 2004: $37) were utilized during the year leaving $74 (2005: $43) available at the year-end to reduce future contributions.

    No contributions (2005 and 2004: Nil) were payable to the fund at the year-end.

                             ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
            (ALL AMOUNTS IN HONG KONG DOLLAR THOUSANDS UNLESS OTHERWISE STATED)


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


20. EMPLOYEE BENEFIT EXPENSE (continued)

    (b)  DIRECTORS' EMOLUMENTS

    The remuneration of every Director for the year ended December 31, 2006 is set out below:

                                                                                               EMPLOYER'S
                                                                                             CONTRIBUTION
                                                          DISCRETIONARY            OTHER       TO PENSION
    NAME OF DIRECTOR                FEES        SALARY          BONUSES      BENEFITS(A)           SCHEME           TOTAL
    Romain BAUSCH (c)                200             -                -                -                -             200
    Robert BEDNAREK (c) & (e)        125             -                -                -                -             125
    Edward CHEN                      225             -                -                -                -             225
    Cynthia DICKINS (c)              100             -                -                -                -             100
    DING Yu Cheng (d)                100             -                -                -                -             100
    R. Donald FULLERTON (f)           83             -                -                -                -              83
    JU Wei Min (d)                   100             -                -                -                -             100
    KO Fai Wong (d)                  100             -                -                -                -             100
    MI Zeng Xin (d)                  200             -                -                -                -             200
    Mark RIGOLLE (c)                 100             -                -                -                -             100
    Robert SZE                       250             -                -                -                -             250
    James WATKINS (g)                113             -                -                -                -             113
    Peter JACKSON                      -         2,766            2,489            2,270              415           7,940
    William WADE                       -         2,146            1,931            1,631              322           6,030
                                ------------------------------------------------------------------------------------------
    Total                          1,696         4,912            4,420            3,901              737          15,666
                                ==========================================================================================

    The  remuneration of every Director for the year ended December 31, 2005 is set out below:

                                                                                              EMPLOYER'S
                                                                                            CONTRIBUTION
                                                         DISCRETIONARY            OTHER       TO PENSION
    NAME OF DIRECTOR               FEES        SALARY          BONUSES      BENEFITS(A)           SCHEME           TOTAL

    Romain BAUSCH (c)               200             -                -                -                -             200
    Robert BEDNAREK (c) & (e)       150             -                -                -                -             150
    Edward CHEN                     225             -                -                -                -             225
    Cynthia DICKINS (b) & (c)        12             -                -                -                -              12
    DING Yu Cheng (d)               100             -                -                -                -             100
    R. Donald FULLERTON             200             -                -                -                -             200
    JU Wei Min (d)                  100             -                -                -                -             100
    KO Fai Wong (d)                 100             -                -                -                -             100
    MI Zeng Xin (d)                 200             -                -                -                -             200
    Mark RIGOLLE (c)                100             -                -                -                -             100
    Robert SZE                      250             -                -                -                -             250
    Peter JACKSON                     -         2,672              390            1,961              401           5,424
    William WADE                      -         2,074              302            1,485              311           4,172
                                ------------------------------------------------------------------------------------------
    Total                         1,637         4,746              692            3,446              712          11,233
                                ==========================================================================================

    The  remuneration of every Director for the year ended December 31, 2004 is set out below:

                                                                                              EMPLOYER'S
                                                                                            CONTRIBUTION
                                                        DISCRETIONARY            OTHERS       TO PENSION
    NAME OF DIRECTOR               FEES        SALARY         BONUSES       BENEFITS(A)           SCHEME           TOTAL

    Romain BAUSCH (c)               200             -               -                 -                -             200
    Robert BEDNAREK (c) & (e)       150             -               -                 -                -             150
    Edward CHEN                     175             -               -                 -                -             175
    DING Yu Cheng (d)               100             -               -                 -                -             100
    R. Donald FULLERTON             175             -               -                 -                -             175
    JU Wei Min (d)                  125             -               -                 -                -             125
    KO Fai Wong (d)                  81             -               -                 -                -              81
    LI Ting Zhou (d) & (h)           19             -               -                 -                -              19
    MI Zeng Xin (d)                 200             -               -                 -                -             200
    Mark RIGOLLE (c) & (i)           15             -               -                 -                -              15
    Jurgen SCHULTE (c) & (j)        110             -               -                 -                -             110
    Robert SZE                      175             -               -                 -                -             175
    Peter JACKSON                     -         2,619           2,619             1,817              393           7,448
    William WADE                      -         2,033           2,033             1,405              305           5,776
                                ------------------------------------------------------------------------------------------
    Total                         1,525         4,652           4,652             3,222              698          14,749
                                ==========================================================================================

                             ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
            (ALL AMOUNTS IN HONG KONG DOLLAR THOUSANDS UNLESS OTHERWISE STATED)


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


20. EMPLOYEE BENEFIT EXPENSE (continued)

    (b)  DIRECTORS' EMOLUMENTS (CONTINUED)

    Notes:
    (a) Other benefits include accommodation, car, leave passage, insurance premium and club membership and are short term in nature.
    (b) Appointed on November 17, 2005.
    (c) Paid to SES and its subsidiary.
    (d) Paid to a subsidiary of CITIC.
    (e) Resigned on October 31, 2006.
    (f) Resigned on May 30, 2006.
    (g) Appointed on June 30, 2006.
    (h) Resigned on March 11, 2004.
    (i) Appointed on November 17, 2004. (j) Resigned on November 17, 2004.

    (c) FIVE HIGHEST PAID INDIVIDUALS

    The five individuals whose emoluments were the highest in the Group for the year include two (2005: two) directors whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining three (2005: three) individuals during the year are as follows:

                                                                                  2006            2005             2004
    Basic salaries, housing allowances, share options, other allowances and      9,189           8,450            8,313
       benefits in kind
    Contributions to retirement benefits scheme                                    726             701              687
    Performance related incentive payments                                       4,357             606            3,666
                                                                              -----------   --------------  -------------
                                                                                14,272           9,757           12,666
                                                                              ===========   ==============  =============

    The emoluments fell within the following bands:

                                                                                          NUMBER OF INDIVIDUALS
                                                                              -------------------------------------------
                                                                                 2006             2005            2004
    Emolument bands
    HK$2,500,001 - HK$3,000,000                                                     -                1               -
    HK$3,000,001 - HK$3,500,000                                                     -                1               -
    HK$3,500,001 - HK$4,000,000                                                     1                1               1
    HK$4,000,001 - HK$4,500,000                                                     -                -               1
    HK$4,500,001 - HK$5,000,000                                                     1                -               1
    HK$5,000,001 - HK$5,500,000                                                     -                -               -
    HK$5,500,001 - HK$6,000,000                                                     1                -               -
                                                                              -----------   --------------  -------------
                                                                                    3                3               3
                                                                              ===========   ==============  =============


21. FINANCE COSTS

                                                                                  2006            2005            2004
    Interest expense:
    - assets retirement obligation                                                 152               -               -
    - bank borrowings: bank loans and overdrafts                                     -               -               1
                                                                              -----------   --------------  -------------
                                                                                   152               -               1
                                                                              ===========   ==============  =============

                             ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
            (ALL AMOUNTS IN HONG KONG DOLLAR THOUSANDS UNLESS OTHERWISE STATED)


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


22. INCOME TAX EXPENSE

    A significant portion of the Group's profit is treated as earned outside Hong Kong and is not subject to Hong Kong profits tax. Hong Kong profits tax has been provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profit for the year.

    Overseas tax, including the Foreign Enterprises Income Tax in the People's Republic of China, is calculated at 5% to 20% of the gross revenue earned in certain of the overseas jurisdictions.

    Details of deferred taxation are set out in note 17.

    The Group currently has a tax case in dispute with the Indian tax authorities. Details of this are set out in note 28.

                                                                                   2006        2005        2004
    Current income tax
    - Hong Kong profits tax                                                      38,856      45,056      49,574
    - Overseas taxation                                                          17,581      18,818      19,226
    Deferred income tax reversal (note 17)                                         (915)    (12,604)     (8,264)
                                                                              -----------  ----------  -----------
                                                                                 55,522      51,270      60,536
                                                                              ===========  ==========  ===========

    The tax on the  Group's  profit  before tax  differs  from the  theoretical amount that would arise using the weighted  average tax rate  applicable to profits of the consolidated companies as follows:

                                                                                   2006        2005        2004

    Profit before tax                                                           508,927     416,635     491,616
                                                                              ===========  ==========  ===========

    Tax calculated at tax rate of 17.5% (2005: 17.5%)                            89,062      72,911      86,033
    Tax effect of income not subject to tax                                     (96,999)    (84,164)    (91,475)
    Tax effect of expenses not deductible for tax purposes                       45,440      43,027      44,585
    Tax effect of tax losses of associates not recognized                           438         678       2,167
    Effect of income tax rate differential between Hong Kong and overseas
       locations                                                                 17,581      18,818      19,226
                                                                              -----------  ----------  -----------
    Tax expense                                                                  55,522      51,270      60,536
                                                                              ===========  ==========  ===========

    The effective tax rate of the Group was 10.9% (2005: 12.3%; 2004: 12.3%).


23. NET FOREIGN EXCHANGE LOSSES

    The exchange differences recognized in the statement of operations are included as follows:

                                                                                  2006        2005        2004

    Administrative expenses                                                        404         547         288
                                                                              ==========  ==========  ===========


24. PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

    The profit attributable to equity holders of the Company is dealt with in the financial statements of the Company to the extent of $137,225 (2005:
    $136,977; 2004: $125,358).

                             ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
            (ALL AMOUNTS IN HONG KONG DOLLAR THOUSANDS UNLESS OTHERWISE STATED)


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


25. EARNINGS PER SHARE

    BASIC
    Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

                                                                                2006        2005        2004
    Profit attributable to equity holders of the Company                     454,009     366,184     431,216
                                                                           ==========  ==========  ==========

    Weighted average number of ordinary shares in issue (thousands)
                                                                             390,266     390,266     390,266
                                                                           ==========  ==========  ==========

    Basic earnings per share (HK$ per share)                                    1.16        0.94        1.10
                                                                           ==========  ==========  ==========


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

                                                                                2006        2005        2004

    Profit used to determine diluted earnings per share                      454,009     366,184     431,216
                                                                           ==========  ==========  ==========

    Weighted average number of ordinary shares in issue (thousands)          390,266     390,266     390,266
    Adjustments for  - share options (thousands)                                   -          26           -
                                                                           ----------  ----------  ----------
    Weighted average number of ordinary shares for diluted earnings
       per share (thousands)                                                 390,266     390,292     390,266
                                                                           ==========  ==========  ==========

    Diluted earnings per share (HK$ per share)                                  1.16        0.94       1.10
                                                                           ==========  ==========  ==========

26. DIVIDENDS

    The dividends paid during the years ended 2006, 2005 and 2004 were $136,593
    (HK$0.35 per share), $136,593 (HK$0.35 per share) and $124,885 (HK$0.32 per share) respectively. A dividend in respect of 2006 of HK$0.27 per share, amounting to a total dividend of $105,372 is to be proposed at the Annual
    General Meeting on May 18, 2007. These financial statements do not reflect this dividend payable.

                                                                                2006        2005        2004

    Interim dividend paid of HK$0.08 (2005: HK$0.08; 2004: HK$0.08) per       31,221      31,221      31,221
       ordinary share
    Proposed final dividend of HK$0.27 (2005: HK$0.27; 2004: HK$0.27)
       per ordinary share                                                    105,372     105,372     105,372
                                                                           ----------  ----------  ----------
                                                                             136,593     136,593     136,593
                                                                           ==========  ==========  ==========

    PAYMENT OF FINAL DIVIDEND

    Reference is made to the joint announcement issued by the Company and AsiaCo Acquisition Ltd. (formerly known as Modernday Limited) in relation to the privatisation of the Company by way of a scheme of arrangement under
    Section 99 of the Companies Act of Bermuda dated 13 February 2007.

    The Board would like to bring to the attention of the shareholders of the Company that the final dividend for the financial year ended 31 December 2006 is declared by the Board subject to the following:
    (i) the amount of the final dividend shall not affect the Share Offer Price if the Scheme becomes effective and binding on or before 10 May 2007;
    (ii) the amount of the final dividend will be deducted from the Share Offer Price if the Scheme becomes effective after 10 May 2007;
    (iii) if the Scheme becomes effective and binding on or before 10 May 2007, the final dividend shall not be paid; and
    (iv) if the Scheme does not become effective, the dividend will be paid to shareholders of the Company on the register of members of the Company at 4:30 p.m. on 10 May 2007.

                             ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
            (ALL AMOUNTS IN HONG KONG DOLLAR THOUSANDS UNLESS OTHERWISE STATED)


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


27. CASH FLOWS FROM OPERATING ACTIVITIES - CONTINUING OPERATIONS

                                                                       2006         2006           2005          2004
                                                                    US$'000
    Profit for the year                                              58,129      453,405        365,365       431,080
    Adjustments for:
    -  Tax (note 22)                                                  7,118       55,522         51,270        60,536
    -  Bad debts written off                                          1,538       11,997          2,987             -
    -  (Write back)/provision for impairment of receivables made     (1,086)      (8,468)         7,700        17,690
    -  Depreciation (note 7)                                         38,154      297,598        295,117       287,382
    -  Amortization of prepaid operating lease payment (note 6)
                                                                         75          583            583           583
    -  Amortization of licence (note 8)                                  21          161            161             -
    -  Profit on sale of property, plant and equipment (see              (9)         (70)           (99)         (169)
       below)
    -  Interest income (note 18)                                    (11,886)     (92,710)       (43,606)      (21,813)
    -  Finance costs (note 21)                                           19          152              -             1
    -  Share of loss from associates (note 10)                        1,076        8,391          3,872        12,380
    Changes in working capital:
    -  Unbilled receivable                                              450        3,516            704         6,357
    -  Amount paid to tax authority                                  (7,852)     (61,245)       (26,643)      (42,535)
    -  Inventories                                                       10           80            (18)         (416)
    -  Trade and other receivables                                     (681)      (5,316)           779       (27,136)
    -  Other payables and accrued expenses                            4,151       32,377         (1,204)       47,964
    -  Deferred revenue                                               7,191       56,089        (47,251)        7,509
                                                                   ----------   -----------   ------------  ------------
    Cash flows from operating activities - continuing operations
                                                                     96,418      752,062        609,717       779,413
                                                                   ==========   ===========   ============  ============

    In the cash flow statement, proceeds from sale of property, plant and equipment comprise:

                                                                       2006         2006           2005          2004
                                                                    US$'000

    Net book amount (note 7)                                              1            6              9            88
    Profit on sale of property, plant and equipment                       9           70             99           169
                                                                   ----------    ----------    -----------   -----------
    Proceeds from sale of property, plant and equipment
                                                                         10           76            108           257
                                                                   ==========    ==========    ===========   ===========

                             ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
            (ALL AMOUNTS IN HONG KONG DOLLAR THOUSANDS UNLESS OTHERWISE STATED)


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

    The Indian tax authorities have assessed the Group for income tax as follows:

    Assessment year                                Amount HK$        Amount INR
                                                (approximate)     (approximate)
    1997-98                                        20 million       115 million
    1998-99                                        23 million       141 million
    1999-00                                        22 million       127 million
    2000-01                                        14 million        84 million
    2001-02                                        29 million       171 million
    2002-03                                        38 million       210 million
    2003-04                                        50 million       316 million
    2004-05                                        58 million       330 million
                                               ---------------   ---------------
    Total                                         254 million     1,494 million
                                               ===============   ===============


    The Group has filed appeals for each of the assessment years 1997-98 to 2004-05.

    No assessment has yet been made for the 2005-06 or 2006-07 assessment years.

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

    In order to obtain a stay of recovery proceedings, the Group has made payments as follows and has recorded these payments as an asset on the assumption that the amounts are recoverable (refer to note 11):

    Assessment year                                Amount HK$        Amount INR
                                                (approximate)     (approximate)
    1997-98                                        13 million        78 million
    1998-99                                        14 million        88 million
    1999-00                                        11 million        62 million
    2000-01                                         9 million        50 million
    2001-02                                        20 million       119 million
    2002-03                                        27 million       148 million
    2003-04                                        39 million       226 million
    2004-05                                        22 million       125 million
                                               ---------------   ---------------
    Total                                         155 million       896 million
                                               ===============   ===============

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

29. MAJOR NON-CASH TRANSACTIONS

    On November 30, 2004, the Group decreased its equity interest in Skywave TV Company Limited ("Skywave") from 100% to 80% when two independent third parties made a contribution in kind of HK$3 million each in return for 10% stake in the Skywave. There was no major non-cash transaction during 2005 and 2006.

                             ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
            (ALL AMOUNTS IN HONG KONG DOLLAR THOUSANDS UNLESS OTHERWISE STATED)


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


30. COMMITMENTS - GROUP

    CAPITAL COMMITMENTS
    Capital expenditure at the balance sheet date but not yet incurred is as follows:

                                                              2006        2005

    AsiaSat 5
       Contracted but not provided for                     810,048           -
       Authorized but not contracted for                   296,548           -
    Other investment projects
       Authorized but not contracted for                         -      10,140
    Other assets
       Contracted but not provided for                         111       5,750
                                                        ------------  ----------
                                                         1,106,707      15,890
                                                        ============  ==========


    OPERATING LEASE COMMITMENTS - WHERE THE GROUP IS THE LESSEE
    The Group leases certain of its office and residential premises under non-cancellable operating leases. Leases are negotiated for an average term of two to four years. The lease expenditure expensed in the statement of operations during the year is disclosed in note 19.

    The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

                                                              2006        2005

    Not later than 1 year                                    4,068       4,376
    Later than 1 year and not later than 5 years               745       4,773
    Later than 5 years                                           -           -
                                                        ------------  ----------
                                                             4,813       9,149
                                                        ============  ==========


    OPERATING LEASE COMMITMENTS - WHERE THE GROUP IS THE LESSOR
    The Group leases its office premises under non-cancellable operating leases. The lease is negotiable for four years. The lease income recognized in the statement of operations during the year was $552 (2005: $552).

    The Group had contracted with the customer for the following future minimum lease payments:

                                                              2006        2005

    Within one year                                            552         552
    One to two years                                           184         552
    Two to three years                                           -         184
    Three to four years                                          -           -
                                                        ------------  ----------
                                                               736       1,288
                                                        ============  ==========

                             ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
            (ALL AMOUNTS IN HONG KONG DOLLAR THOUSANDS UNLESS OTHERWISE STATED)


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


31. RELATED-PARTY TRANSACTIONS

    The Group is controlled by Bowenvale Limited (incorporated in British Virgin Islands), which owns 68.9% of the Company's shares. The remaining 31.1% of the shares are widely held (refer to the updated comments in note
    33). The ultimate parents of the Group are CITIC Group (incorporated in China) and SES S.A. (incorporated in Luxembourg).

    The following transactions were carried out with related parties:

    i)  INCOME FROM PROVISION OF SATELLITE TRANSPONDER CAPACITY

    The Group has entered into agreements for the provision of transponder capacity to a subsidiary of CITIC, CITIC Guoan Information Industry Company Limited. CITIC is a substantial shareholder of the Company throughout the year.

    During the year, the Group recognized income from provision of satellite transponder capacity from its associate, SpeedCast.

                                                                               2006         2005          2004

    CITIC Guoan Information Industry Company Limited                          1,424        2,461         3,101
    SpeedCast Limited (an associate)                                         46,264       32,202        18,793
                                                                           ----------   -----------   -----------
                                                                             47,688       34,663        21,894
                                                                           ==========   ===========   ===========

    ii) AGENCY FEE

    In addition,  the Group has entered into an agreement with CITIC Technology
    Company Limited, a subsidiary of CITIC, for collecting money from China customers on behalf of the Group.

                                                                               2006         2005          2004

    CITIC Technology Company Limited                                            564          723           686
                                                                           ==========   ===========   ===========

    iii) KEY MANAGEMENT COMPENSATION

                                                                               2006         2005          2004

    Salaries and other short-term employee benefits                          38,455       25,942        34,335
                                                                           ==========   ===========   ===========

    The Group made payments to SES and its subsidiary and a subsidiary of CITIC for certain Non-executive Directors representing SES and CITIC.

                                                                               2006         2005          2004

    SES and its subsidiary                                                      525          462           475
    A subsidiary of CITIC                                                       500          500           525
                                                                           ----------   -----------   -----------
                                                                              1,025          962         1,000
                                                                           ==========   ===========   ===========

    iv) INCOME FROM PROVISION OF UPLINK SERVICES AND CERTAIN EQUIPMENTS

    The Group has entered into an agreement for the provision of uplink services and certain equipments for Ku-Band monitoring capacity to a subsidiary of SES, SES AMERICOM, Inc.

    The Group has also provided temporary uplink services to its associate, SpeedCast.

                                                                               2006         2005          2004

    SES AMERICOM, Inc.                                                          239            -             -
    SpeedCast Limited (an associate)                                              5            -             -
                                                                           ----------   -----------   -----------
                                                                                244            -             -
                                                                           ==========   ===========   ===========

                             ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
            (ALL AMOUNTS IN HONG KONG DOLLAR THOUSANDS UNLESS OTHERWISE STATED)


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


31. RELATED-PARTY TRANSACTIONS (continued)

    v) OTHER FEES
                                                                         2006      2005      2004
    Licence fee:
    SES ASTRA S.A.                                                          -         -        49
                                                                      =========  ========  =========


    SES ASTRA S.A. is a wholly-owned subsidiary of SES. SES was a substantial shareholder of the Company throughout the years presented.

    vi) INTEREST INCOME ON LOAN RECEIVABLE FROM AN ASSOCIATE
                                                                         2006      2005      2004

    SpeedCast Limited (an associate)                                        -       176       419
                                                                      =========  ========  =========

    vii) YEAR-END BALANCES ARISING FROM THESE TRANSACTIONS
                                                                                 2006         2005
    Trade receivables from related parties (note 12):
    CITIC Guoan Information Industry Company Limited                                -           39
    SpeedCast Limited (an associate)                                           10,660        7,639
                                                                             -----------  ----------
                                                                               10,660        7,678
                                                                             ===========  ==========

    Receivables from related parties (note 12):
    CITIC Technology Company Limited                                           14,629       15,503
                                                                             ===========  ==========

    Payables to related parties:
    CITIC Technology Company Limited                                              479          455
                                                                             ===========  ==========

    Deferred revenue to related parties:
    SES AMERICOM, Inc.                                                             22            -
                                                                             ===========  ==========

    The trade receivables from related parties are payable in accordance with the agreements. The receivables from and payables to related parties have no fixed terms of payment. The receivables and payables are unsecured in nature and bear no interest.

    viii) LOAN RECEIVABLE FROM AN ASSOCIATE
                                                                                 2006        2005

    Loan receivable from SpeedCast Limited:
    Beginning of the year                                                           -       5,070
    Loans advanced during the year                                                  -           -
    Loan repayments received                                                        -      (5,070)
                                                                             -----------  ----------
    End of the year (note 12)                                                       -           -
                                                                             ===========  ==========

    The amount was secured, bearing interest at 6% per annum and was fully repaid as at December 31, 2005.

    The above transactions were entered into on commercial terms determined and agreed by the Group and the relevant parties.

                             ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
            (ALL AMOUNTS IN HONG KONG DOLLAR THOUSANDS UNLESS OTHERWISE STATED)


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


32. SUMMARY OF DIFFERENCES BETWEEN HONG KONG ("HK") AND UNITED STATES("US") GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP")

    The accompanying consolidated financial statements are prepared in accordance with HKFRS, which differs in certain significant respects from US GAAP. The significant differences relating principally to the following items and the adjustments considered necessary to restate profit for the year (net income) and shareholders' funds (shareholders' equity) in accordance with US GAAP are shown in the tables set out below.

    The following table summarizes the effect on profit (net income) of differences between HKFRS and US GAAP for the years presented:

                                                                              YEAR ENDED DECEMBER 31
                                                               -------------------------------------------------------

                                                                    2006          2006           2005          2004
                                                                 US$'000
    Profit for the year (net income) as reported under
      HKFRS                                                       58,206       454,009        366,184       431,216
    US GAAP adjustments:
       Amortization of interest and borrowing costs (a)
                                                                  (1,035)       (8,072)        (8,072)       (8,072)
       Amortization of goodwill (b)                                    -             -              -           221
       Stock compensation using the fair value method (c)
                                                                     (41)         (323)             -             -
       Tax effect on reconciling items (d)                            91           706            706           706
                                                               ------------  ------------  ------------   ------------
     Profit for the year (net income) under US GAAP               57,221       446,320        358,818       424,071
                                                               ============  ============  ============   ============

    Basic earnings per share under US GAAP                       US$0.15       HK$1.14        HK$0.92       HK$1.09
    Diluted earnings per share under US GAAP                     US$0.15       HK$1.14        HK$0.92       HK$1.09
    Basic earnings per American Depositary
      Share ("ADS") under US GAAP                                US$1.46      HK$11.43        HK$9.19      HK$10.86
    Diluted earnings per American Depositary
      Share ("ADS") under US GAAP                                US$1.46      HK$11.43        HK$9.19      HK$10.86
    Shares used in computation of basic earnings per
      share (in thousands)                                       390,266       390,266        390,266       390,266
    Shares used in computation of diluted earnings per
      share (in thousands)                                       390,266       390,266        390,292       390,266

    The following table summarizes the effect on shareholders' equity of the differences between HKFRS and US GAAP:

                                                                                         AS AT DECEMBER 31
                                                                           -------------------------------------------
                                                                                 2006           2006           2005
                                                                              US$'000
    Shareholders' equity as reported under                                    566,872      4,421,604      4,104,188
      HKFRS
    US GAAP adjustments:
       Capitalization of interest and borrowing costs (a)                      15,767        122,980        122,980
       Amortization of interest and borrowing costs (a)                       (11,370)       (88,689)       (80,617)
       Amortization of goodwill (b)                                             1,452         11,325         11,325
       Impairment loss of goodwill (b)                                         (1,424)       (11,104)       (11,104)
       Stock compensation using the fair value method (c)                         (41)          (323)             -
       Tax effect of reconciling items (d)                                       (914)        (7,125)        (7,831)
                                                                           -------------  -------------  -------------
    Shareholders' equity under US GAAP                                        570,342      4,448,668      4,138,941
                                                                           =============  =============  =============

                             ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
            (ALL AMOUNTS IN HONG KONG DOLLAR THOUSANDS UNLESS OTHERWISE STATED)


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


32. SUMMARY OF DIFFERENCES BETWEEN HONG KONG ("HK") AND UNITED STATES("US") GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

    (a) Capitalization of interest and borrowing costs

    Under HKFRS, interest on bank loans and related costs of obtaining the loans (including costs incurred in connection with loan facilities) taken out to finance construction of satellites is capitalized during the period of construction. Under US GAAP, the interest cost incurred during the period of construction that could have been avoided if the construction of satellites had not been made, is capitalized. The interest capitalized is computed by applying an average borrowing rate of outstanding debt to the total amount of qualifying assets under construction, not to exceed total interest costs incurred.

    In addition, under US GAAP, certain related borrowing costs payable to lenders are excluded from the amounts capitalized.


    (b) Amortization and impairment loss of goodwill

    Under HKFRS, HKFRS 3 requires all business combinations for which the agreement date is on or after January 1, 2005 to be accounted for using the purchase method. Goodwill acquired in a business combination will no longer be amortized but will be subject to impairment tests at least annually in accordance with HKAS 36. Upon the adoption of HKFRS 3, the net carrying amount of goodwill carried on the balance sheet is frozen and will be tested for impairment. Goodwill previously taken directly to reserves will no longer be subject to impairment testing and will not be recognized in the statement of operations when all or part of the business to which the goodwill relates is disposed of. Accordingly, goodwill previously taken directly to reserves will not impact the statement of operations in the future upon the adoption of HKAS 36.

    Under US GAAP, effective from January 1, 2002, goodwill is: (i) no longer amortized, (ii) assigned to a reporting unit and (iii) tested for impairment at least annually. Prior to January 1, 2002, goodwill was amortized over its estimated useful life, not to exceed 40 years under US GAAP.


    (c) Stock compensation

    Under HKFRS, it is not required to apply HKFRS 2 to share options granted on or before November 7, 2002 and vested before January 1, 2005 (the effective date of HKFRS 2). The Company has chosen not to apply HKFRS 2 to share options issued prior to January 1, 2005.

    Under US GAAP, effective January 1, 2006, the Company adopted SFAS 123R using the modified prospective approach and accordingly prior periods have not been restated to reflect the impact of SFAS 123R. Under SFAS 123R, stock-based awards granted prior to its adoption will be expensed over the remaining portion of their vesting period. Under US GAAP, fair value of unvested options using the modified prospective method are expensed as compensation cost for the unrecognized options, taking into account the estimated forfeiture of options. The fair value options granted was estimated using the Black-Scholes option-pricing model.


    (d) The amounts included in the reconciliation show the income tax effects of the differences between HKFRS and US GAAP as described above.


    (e) Interest income

    Under HKFRS, interest income is included in profit from operations. Under US GAAP, interest income is excluded from operating income and is included in net income as other income.

                             ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
            (ALL AMOUNTS IN HONG KONG DOLLAR THOUSANDS UNLESS OTHERWISE STATED)


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


32. SUMMARY OF DIFFERENCES BETWEEN HONG KONG ("HK") AND UNITED STATES("US") GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

    The changes in shareholders' equity based on US GAAP are as follows:

                                                                          AS AT DECEMBER 31
                                                              --------------------------------------
                                                                   2006         2006          2005
                                                                US$'000
    Balance, beginning of year                                  530,633    4,138,941     3,916,716
    Transactions during the year:
       i)  Net income                                            57,221      446,320       358,818
      ii)  Dividend paid                                        (17,512)    (136,593)     (136,593)
                                                              ------------ ------------  -----------
    Balance, end of year                                        570,342    4,448,668     4,138,941
                                                              ============ ============  ===========

    Note: One ADS is equivalent to 10 ordinary shares.


    A reconciliation of the significant balance sheet accounts under HKFRS and to the amounts determined under US GAAP is as follows:

                                                                           AS AT DECEMBER 31
                                                              ---------------------------------------

                                                                   2006         2006           2005
                                                                US$'000

    Property, plant and equipment
      Amount under HKFRS                                        337,288    2,630,847      2,620,911
      US GAAP adjustments:
         Capitalization of interest and borrowing costs          15,767      122,980        122,980
         Amortization of interest and borrowing costs           (11,370)     (88,689)       (80,617)
                                                              -----------  ------------   -----------
      Amount under US GAAP                                      341,685    2,665,138      2,663,274
                                                              ===========  ============   ===========

    Interests in associates
      Amount under HKFRS                                          1,289       10,057         14,294
      US GAAP adjustments:
         Amoritsation of goodwill                                 1,452       11,325         11,325
         Impairment loss of goodwill                             (1,424)     (11,104)       (11,104)
                                                              -----------  ------------   -----------
      Amount under US GAAP                                        1,317       10,278         14,515
                                                              ===========  ============   ===========

    Deferred income tax liabilities
      Amount under HKFRS                                         24,582      191,739        192,654
      US GAAP adjustments:
         Tax effect of reconciling items                            914        7,125          7,831
                                                              -----------  ------------   -----------
      Amount under US GAAP                                       25,496      198,864        200,485
                                                              ===========  ============   ===========

    The amounts of total assets determined using US GAAP, as a result of the foregoing adjustments, are $5,125,724 (US$657,144,000) and $4,726,114 as of
    December 31, 2006 and 2005, respectively. The amounts of total liabilities (excluding minority interests) determined using US GAAP, as a result of the foregoing adjustments, are $671,800 (US$86,129,000) and $581,636 as of December 31, 2006 and 2005, respectively.

                             ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
            (ALL AMOUNTS IN HONG KONG DOLLAR THOUSANDS UNLESS OTHERWISE STATED)


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


32. SUMMARY OF DIFFERENCES BETWEEN HONG KONG ("HK") AND UNITED STATES("US") GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

                                                                     AS AT DECEMBER 31
                                                   -----------------------------------------------------
                                                        2006          2006          2005          2004
                                                     US$'000
    Cash flows from operating activities - net
      Amount under HKFRS                              89,556       698,534       514,350       750,812
      US GAAP adjustments:
         Interest received                            11,378        88,747        39,833        20,290
                                                   ------------  ------------  ------------  -----------
      Amount under US GAAP                           100,934       787,281       554,183       771,102
                                                   ============  ============  ============  ===========

    Cash flows (used in)/from investing
      activities - net
      Amount under HKFRS                             (27,950)     (218,010)       23,414       (50,909)
      US GAAP adjustments:
         Interest received                           (11,378)      (88,747)      (39,833)      (20,290)
                                                   ------------  ------------  ------------  -----------
      Amount under US GAAP                           (39,328)     (306,757)      (16,419)      (71,199)
                                                   ============  ============  ============  ===========

    The reclassification for US GAAP consolidated statements of cash flows pertains to interest received which is presented as investing activities under HKFRS, respectively (as opposed to operating activities and investing activities under US GAAP, respectively).

    Additional disclosures as required by US GAAP:

    (a) US GAAP requires that all items that are required to be recognized as components of comprehensive income be reported in a separate financial statement. There are no material differences between total recognized gains and losses for the periods shown in the consolidated statements of changes in Equity presented under HKFRS comprehensive income, except for the differences between HKFRS and US GAAP profit attributable to shareholders shown above.

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

          Effective January 1, 2006, the Company adopted SFAS 123R using the modified prospective approach and accordingly prior periods have not been restated to reflect the impact of SFAS 123R. Under SFAS 123R, as at the adoption date, any unvested stock-based awards granted prior to its adoption will be expensed over the remaining portion of their vesting period. Under US GAAP, fair value of unvested options using the modified prospective method are expensed as compensation cost for the unrecognized options, taking into account the estimated forfeiture of options. The fair value options granted was estimated using the Black-Scholes option-pricing model.

                                     F-40-

                             ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
            (ALL AMOUNTS IN HONG KONG DOLLAR THOUSANDS UNLESS OTHERWISE STATED)


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


32. SUMMARY OF DIFFERENCES BETWEEN HONG KONG ("HK") AND UNITED STATES("US") GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

          Had compensation cost for the Company's share option schemes been determined based on the fair value at the grant dates for awards under the share option schemes consistent with the method of Statement of Financial Accounting Standards ("SFAS") No. 123 "ACCOUNTING FOR STOCK-BASED COMPENSATION", the Company's net income and earnings per share would have been as follows:

                                                                2005       2004

          Net income as reported under US GAAP               358,818    424,071
          Add: Stock compensation as reported
          Less: Stock compensation determined using
             the fair value method                            (3,589)    (6,983)

                                                           ----------- ---------
          Pro forma net income under US GAAP                 355,229    417,088
                                                           =========== =========

          Shares used in computation of basic earnings
             per share (thousands)                           390,266    390,266
                                                           =========== =========

          Shares used in computation of diluted earnings
             per share (thousands)                           390,292    390,266
                                                           =========== =========

          Net income per share under US GAAP
          Basic, as reported (HK$ per share)                    0.92       1.09
          Diluted, as reported (HK$ per share)                  0.92       1.09

          Basic, pro forma (HK$ per share)                      0.91       1.07
          Diluted, pro forma (HK$ per share)                    0.91       1.07

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

                             ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
            (ALL AMOUNTS IN HONG KONG DOLLAR THOUSANDS UNLESS OTHERWISE STATED)


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


32. SUMMARY OF DIFFERENCES BETWEEN HONG KONG ("HK") AND UNITED STATES("US") GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

          A summary of the status of the Company's 2002 Scheme and 1996 Scheme as of December 31, 2006, 2005 and 2004, and changes during the years then ended is presented below:

                                               2006                          2005                           2004
                                 ---------------------------  ---------------------------  ---------------------------
                                                WEIGHTED-                    WEIGHTED-                    WEIGHTED-
                                                  AVERAGE                      AVERAGE                      AVERAGE
                                                 EXERCISE                     EXERCISE                     EXERCISE
                                      SHARES        PRICE          SHARES        PRICE          SHARES        PRICE
                                      ------                       ------                       ------
                                                      HK$                          HK$                          HK$
          Outstanding,             6,600,500        15.91       6,926,000        15.91       6,941,000        15.91
          beginning of year
          Granted                          -         -                  -         -                  -           -
          Exercised                        -         -                  -         -                  -           -
          Forfeited/cancelled
          /lapsed                 (1,759,000)       17.30        (325,500)       15.85         (15,000)       17.48
                                 ------------  -------------  -------------  ------------  -----------   -------------
          Outstanding, end of
          year                     4,841,500        15.40       6,600,500        15.91       6,926,000        15.91
                                 ============  =============  =============  ============  ===========   =============

          Options exercisable
          at year-end
                                   4,841,500        15.40       4,944,750        16.43       4,314,875        16.85
                                 ============  =============  =============  ============  ===========   =============

          Weighted-average                            N/A                          N/A                          N/A
          fair value of
          options granted
          during the year

          The following table summarizes information on the 2002 Scheme and 1996 Scheme outstanding at December 31, 2006:

                             Options outstanding                                      Options exercisable
          -------------------------------------------------------------     -------------------------------------
                                                             Weighted-
                                                               average
                                                             remaining
          Exercise Price       Number of Options      Contractual Life      Exercise Price     Number of Options
          --------------       -----------------                            --------------     -----------------
          HK$ 14.35                    3,211,500            5.09 years      HK$ 14.35                  3,211,500
          HK$ 17.48                    1,630,000            2.75 years      HK$ 17.48                  1,630,000
                             --------------------    ------------------                      --------------------
                                       4,841,500            4.30 years                                 4,841,500
                             ====================    ==================                      ====================

          The aggregate intrinsic value of options outstanding and exercisable was zero as at December 31, 2006.

    (c)   Recent changes in accounting standards

          In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), an Interpretation of SFAS 109, Accounting for Income Taxes. FIN 48 was issued to clarify the accounting for uncertainty in tax positions taken or expected to be taken in a tax return. Under FIN 48, the tax benefit from an uncertain tax position may be recognized only if it is more likely than not that the tax position will be sustained upon examination by tax authorities. The Group plans to adopt FIN 48 for annual periods beginning January 1, 2007. The Group is currently evaluating the potential impact that the adoption of FIN 48 will have on its consolidated financial statements.

          In September 2006, the FASB issued FAS 157, Fair Value Measurements. FAS 157 provides guidance on the measurement of fair value in US GAAP and expands fair value measurement disclosures. FAS 157 is applicable whenever other accounting pronouncements require or permit fair value measurements and does not expand the use of fair value in any new circumstances. The Group will apply this standard for annual periods beginning January 1, 2007. The Group is currently evaluating the potential impact that the adoption of FAS 157 will have on its consolidated financial statements.

          In February 2007, the FASB issued FAS 159, The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115 (FAS 159). FAS 159 permits entities to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis. The Group will apply this standard for annual periods beginning January 1, 2008. The Group is currently evaluating the potential impact that the adoption of FAS 159 will have on its consolidated financial statements.

                             ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
            (ALL AMOUNTS IN HONG KONG DOLLAR THOUSANDS UNLESS OTHERWISE STATED)


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


32. SUMMARY OF DIFFERENCES BETWEEN HONG KONG ("HK") AND UNITED STATES("US") GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

    (d)   Major customers

          The Company has one customer accounting for 10% or more of its service revenue. Service revenue from such customer represents 24.3%, 25.7% and 22.4% of revenues in 2006, 2005 and 2004, respectively.

    (e)   Income tax

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

    (f)   Fair value of financial instruments

          The carrying value of cash and cash equivalents, other receivables, other payables and customer deposits approximates fair value because of the relatively short maturities of these financial instruments. It is not practical to determine the fair value of unbilled rental receivable as it involves high volume of transactions.

    (g)   Concentration of credit risk

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

    (h)   Concentration - industry and major customers

                                                            2006    2005    2004
                                                            ----    ----    ----

          Broadcasting                                     67.8%   65.7%   70.6%

          Telecommunications, Internet and Multimedia      32.2%   34.3%   29.4%


          The five largest customers accounted for 42.1%, 39.3% and 46.0% of the Company's total revenue for the years ended December 31, 2006, 2005 and 2004, respectively.

          The trade receivables from the five customers with the largest receivables balances represent 59.7% and 75.9% of total trade receivables as of December 31, 2006 and 2005, respectively.

                             ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
            (ALL AMOUNTS IN HONG KONG DOLLAR THOUSANDS UNLESS OTHERWISE STATED)


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


32. SUMMARY OF DIFFERENCES BETWEEN HONG KONG ("HK") AND UNITED STATES("US") GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

    (i)   Use of estimates

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

    (j)   Earnings per share

          As of December 31, 2006, 2005 and 2004 the Company had share options outstanding of 4,841,500, 6,600,500 and 6,926,000, which could potentially dilute basic earnings per share in the future, but were excluded in the computation of diluted earnings per share in such periods, as their effect would have been antidilutive.

    (k)   Segment information

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

33. SUBSEQUENT EVENTS

    On February 13, 2007, Asiaco (formerly named Modernday Limited), a company jointly owned by Able Star (a subsidiary of CITIC) and GE Equity Investments Inc. (a subsidiary of GECC), submitted a proposal to the Company's Board of Directors to privatize the Company by way of a scheme of arrangement under Section 99 of the Companies Act. Upon completion of the Scheme, the Company would become wholly owned by Asiaco and Bowenvale Limited and indirectly owned by CITIC and GECC.

    On March 19, 2007, the Company despatched Asiaco's proposal and the terms and conditions of such proposal to its shareholders (including ADS holders) and holders of options. In connection with the Scheme, the Company, among other parties, filed a Schedule 13E-3 with the SEC.

    The Company obtained approvals from the U.S. State Department in connection with its initial sourcing of satellites. The State Department's approval is required when there is a change in ownership of the satellites. In connection with the Privatization, the State Department indicated to GECC that it viewed the proposed Privatization as causing a significant change of control of a party owning and controlling previously exported satellites that would require its approval and that it was not prepared to grant such approval in the context of the Scheme. The obtaining of relevant authorizations was one of the conditions to the implementation of the Scheme which had to be satisfied or waived. Asiaco did not waive this condition and the Scheme was discontinued.

    One of the conditions precedent to the completion of the Scheme was the completion of a transaction pursuant to which SES (a shareholder of Bowenvale) redeemed GECC's entire indirect holding of SES shares in exchange for shares of a new company holding assets and cash, including SES's entire shareholding in Bowenvale (the "Exchange Transaction"). The Exchange Transaction was completed on March 29, 2007 and, upon such completion, Bowenvale became jointly and indirectly owned by CITIC (through Able Star) and GECC through GE Equity.

    By reason of a regulatory position taken by the regulators in Hong Kong to the effect that the Exchange Transaction resulted in the formation of a new concert group thereby triggering an obligation to launch an unconditional, mandatory offer, on May 25, 2007 Asiaco launched the "offers" for all Shares and ADSs and outstanding options of the Company.

                             ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
            (ALL AMOUNTS IN HONG KONG DOLLAR THOUSANDS UNLESS OTHERWISE STATED)


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


33. SUBSEQUENT EVENTS (continued)

    If, following the Offers the Company's public float is less than 25%, either the Company will issue additional Shares or the Company's principal shareholders will sell Shares so that at least 25% of the Shares are held by unaffiliated shareholders, as required by the listing rules of the Hong Kong Stock Exchange.

    In addition, the Company understands that if, following the Offers, the number of holders of AsiaSat Shares resident in the United States falls below 300 or the Company otherwise becomes eligible for de-registration under the Exchange Act, the Company intends to file a Form 15 or Form 15F with the SEC to request that the Company's reporting obligations under the Exchange Act be suspended or terminated.


34. CONVENIENT TRANSLATION TO UNITED STATES DOLLARS

    The translation of Hong Kong dollar amounts into United States dollars are for convenience and have been made at a rate of HK$7.8 to US$1, the approximate rate of exchange at December 31, 2006. Such transactions should not be construed as representations that the Hong Kong dollars amounts represent, or have keen, or could be converted into United States dollars at that or any other rate.