Form 20-F
period 2007-12-31
ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LTD
filed 2008-05-27
CIK 1015276

As filed with the Securities and Exchange Commission on May 27, 2008

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 1-14396

ASIA SATELLITE

TELECOMMUNICATIONS HOLDINGS LIMITED

(Exact Name of Registrant as Specified in Its Charter)

N/A	Bermuda
(Translation of Registrant’s Name Into English)	(Jurisdiction of Incorporation or Organization)

19th Floor, Sunning Plaza

10 Hysan Avenue

Causeway Bay

Hong Kong

852-2500-0888

(Address and Telephone Number of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

American Depositary Shares and Ordinary Shares

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

– As of December 31, 2007, 391,195,500 ordinary shares were issued and outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such filing requirements for the past 90 days.

Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐    Accelerated filer  ☒     Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☐    International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐

Other  ☒

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No  ☒

Asia Satellite Telecommunications Holdings Limited

All references to the “Company”, “we”, or “us” in this Annual Report are references to Asia Satellite Telecommunications Holdings Limited, a Bermuda company incorporated on May 10, 1996, and, unless the context otherwise requires, its subsidiaries. All references to “AsiaSat” in this Annual Report are to Asia Satellite Telecommunications Company Limited, a Hong Kong company and a wholly owned indirect subsidiary of ours and, unless the context otherwise requires, its subsidiaries.

Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

RECENT DEVELOPMENTS

On January 11, 2008, The Bank of New York, or BoNY, as depositary of our American Depositary Receipts, or ADR, program, ceased issuing new ADRs at our request. The deposit agreement dated September 28, 2001, entered into between us, BoNY and the holders of ADRs from time to time, was terminated as of February 28, 2008 and ADR holders were advised that they would have until May 28, 2008 (90 days after termination of the deposit agreement) to take action to retain an interest in our outstanding shares, or the Shares. In addition, on January 28, 2008, our voluntary delisting of the ADSs in the New York Stock Exchange became effective. We will consider, when we become eligible to do so, an eventual deregistration under the U.S. Securities Exchange Act of 1934, or the Exchange Act.

EXCHANGE RATES

We and AsiaSat prepare financial statements in Hong Kong Dollars. In this Annual Report references to “US Dollars,” “US$” or “$” are to United States Dollars and references to “Hong Kong Dollars,” “HK Dollars” or “HK$” are to Hong Kong Dollars. Solely for the convenience of the reader, this Annual Report contains translations of certain Hong Kong Dollar amounts into US Dollars at specified rates. These translations should not be construed as representations that the Hong Kong Dollar amounts actually represent such US Dollar amounts or could be converted into US Dollars at the rates indicated or at all. Unless otherwise stated, the translations of Hong Kong Dollars into US Dollars have been made at the rate of HK$7.80 to US$1, the approximate rate of exchange on December 31, 2007. The noon buying rate in New York City for cable transfers in Hong Kong Dollars as certified for customs purposes by the Federal Reserve Bank of New York , or the Noon Buying Rate, was HK$7.7984 to US$1 on December 31, 2007. The Noon Buying Rate on May 23, 2008 was HK$7.8018 to US$1.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains certain forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements. When used in this Annual Report, the words “estimate,” “project,” “anticipate,” “expect,” “intend,” “believe” and similar expressions are intended to identify forward-looking statements and information. We identify the following important factors which could cause our actual results to differ materially from any results which might be projected, forecast, estimated or budgeted by us in forward-looking information. All of such factors are difficult to predict and many are beyond our control. Accordingly, while we believe that the assumptions underlying the forward-looking information are reasonable, there can be no assurance that such assumptions will approximate actual experience, and in such event, actual results could differ materially from the predictions contained in this Annual Report on Form 20-F. These important factors include, but are not limited to:

•	the continued operation of the existing in-orbit satellites and success in constructing and launching new satellites as planned,

•	future economic and competitive conditions in the Asian regional satellite market in which AsiaSat competes, and

•	our success in obtaining necessary regulatory approvals and licenses.

PART I

Item 1.	Identity of Directors, Senior Management and Advisors.

Not applicable.

Item 2.	Offer Statistics and Expected Timetable.

Not applicable.

Item 3.	Key Information

SELECTED FINANCIAL INFORMATION

The summary income statement data of the Company for the years ended December 31, 2005, 2006 and 2007 and the summary balance sheet data of the Company as of December 31, 2006 and 2007 set forth below are derived from, and are qualified in their entirety by reference to, the audited consolidated financial statements of the Company, including the notes thereto, included elsewhere in this Annual Report and in “Operating and Financial Review and Prospects” under Item 5. The summary income statement data for the years ended December 31, 2003 and 2004 and the summary balance sheet data as of December 31, 2003, 2004 and 2005 set forth below are derived from our audited consolidated financial statements not included in this Annual Report.

Our consolidated financial statements are prepared and presented in accordance with Hong Kong Financial Reporting Standards, or HKFRS, which differ in certain material respects from accounting principles generally accepted in the United States, or U.S. GAAP. Note 37 to the Company’s consolidated financial statements contains descriptions of the significant differences between HKFRS and U.S. GAAP, a reconciliation of net income from HKFRS to U.S. GAAP for the years ended December 31, 2006 and 2007, and a reconciliation of shareholders’ equity from HKFRS to U.S. GAAP as of December 31, 2006 and 2007. In addition, Note 37 to the Company’s consolidated financial statements contains additional disclosures required under U.S. GAAP, which are not disclosed elsewhere in the notes to the Company’s consolidated financial statements.

	2003	2004	2005	2006	2007	2007
	HK$	HK$	HK$	HK$	HK$	US$
	(in millions, except for percentages and per share amounts)
Income Statement Data:
HKFRS:
Revenues	896.2	1,005.0	879.7	929.9	939.3	120.4
Cost of services	(313.3)	(420.5)	(419.0)	(410.6)	(403.1)	(51.7)
Administrative expenses	(56.1)	(102.5)	(83.9)	(94.6)	(77.7)	(10.0)
Operating profit	532.6	504.0	420.5	517.5	568.0	72.8
Share of results of associates (including goodwill amortization)	(15.6)	(12.4)	(3.9)	(8.4)	(11.1)	(1.4)
Impairment loss recognized in respect of goodwill of associates	(1.9)	—	—	—	—	—

Profit before taxation	512.1	491.6	416.6	508.9	556.9	71.4
Minority Interests	—	(0.1)	(0.8)	(0.6)	(0.5)	(0.1)
Taxation	(87.6)	(60.5)	(51.3)	(55.5)	(54.0)	(6.9)
Profit for the year	424.5	431.1	365.4	453.4	502.9	64.5
Earnings per share
Basic	1.09	1.10	0.94	1.16	1.29	0.17
Diluted	1.09	1.10	0.94	1.16	1.29	0.17
Earnings per ADS (3)
Basic	10.88	11.05	9.38	11.62	12.89	1.65
Diluted	10.88	11.05	9.38	11.62	12.89	1.65
Dividend declared per share:
Ordinary	0.32	0.35	0.35	0.35	0.39	0.05
Number of shares outstanding (in thousands)	390,266	390,266	390,266	390,266	391,196	391,196
U.S. GAAP:
Profit for the year	408.3	424.1	358.8	446.3	496.0	63.6
Earnings per share
Basic	1.05	1.09	0.92	1.14	1.27	0.16
Diluted	1.05	1.09	0.92	1.14	1.27	0.16
Earnings per ADS
Basic	10.46	10.86	9.19	11.43	12.69	1.63
Diluted	10.46	10.86	9.19	11.43	12.69	1.63

	2003	2004	2005	2006	2007	2007
	HK$	HK$	HK$	HK$	HK$	US$
Balance Sheet Data:
HKFRS:
Net current assets	529.9	1,023.1	1,461.1	1,770.9	2,049.9	262.8
Property, plant and equipment (1)	3,140.0	2,894.5	2,620.9	2,630.8	2,678.0	343.3
Total assets	4,157.2	4,549.2	4,683.5	5,091.2	5,540.0	710.3

Long-term liabilities (2)	336.5	317.1	280.3	336.1	307.4	39.4

Total liabilities (excluding minority interests)	588.5	668.3	573.8	664.7	733.0	94.0
Capital stock	39.0	39.0	39.0	39.0	39.1	5.0

Total shareholders’ equity	3,568.3	3,874.6	4,104.2	4,421.6	4,802.8	615.7
U.S. GAAP:
Property, plant and equipment	3,198.5	2,944.9	2,663.3	2,665.1	2,704.2	346.7
Total assets	4,215.7	4,599.9	4,726.1	5,125.7	5,566.4	713.6

Long-term liabilities (2)	345.8	325.6	288.1	343.2	313.8	40.2

Total liabilities (excluding minority interests)	597.7	676.8	581.6	671.8	739.4	94.8
Total shareholders’ equity	3,617.5	3,916.7	4,138.9	4,448.7	4,822.5	618.3

(1)	Excludes leasehold land and land use rights which are reclassified as prepaid operating lease payments with the adoption of revised Hong Kong Accounting Standard 17.
(2)	Excludes current portion of long-term liabilities.
(3)	One ADS is equivalent to 10 ordinary shares.

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

	Hong Kong Dollar/US Dollar Noon Buying Rate
	Average (1) HK$	High HK$	Low HK$	Period End HK$
2003	7.7864	7.8001	7.7085	7.7640
2004	7.7891	7.8010	7.7632	7.7723
2005	7.7755	7.7999	7.7514	7.7533
2006	7.7685	7.7928	7.7506	7.7771
2007	7.8008	7.8289	7.7497	7.7984
December 2007		7.8073	7.7879	7.7984
January 2008		7.8107	7.7961	7.7961
February 2008		7.8012	7.7807	7.7807
March 2008		7.7897	7.7642	7.7819
April 2008		7.7963	7.7863	7.7950
May 2008 (May 1 to May 23)		7.8018	7.7931	7.8018

(1)	The average of the Noon Buying Rates on the last day of each month during the period.

RISK FACTORS

Risk of Launch and In-orbit Failure, Loss, Reduced Performance and Satellite Defects

Satellites are subject to significant risks, including launch and in-orbit failure, satellite defects, destruction and damage that may result in total or partial loss or incorrect orbital placement or may prevent proper commercial operation. The failure rate varies by launch vehicle, launch services provider and satellite manufacturer. A total or constructive total loss of any of our satellites would have a material adverse effect on our performance and revenue. In addition, any defects in AsiaSat 2, AsiaSat 3S, AsiaSat 4 or the future AsiaSat 5 could also have a material adverse effect on our profitability, total revenue and financial condition. See “Information on the Company — Satellites” under Item 4.

Risks in Relation to the Construction and Launch of AsiaSat 5

AsiaSat has entered into a construction contract and a launch contract for the commissioning of AsiaSat 5, our new satellite that is under construction and that will replace AsiaSat 2, which is tentatively scheduled to be retired in late 2010. We currently expect to launch AsiaSat 5 by early 2009 so as to allow sufficient time for the construction and launch of another satellite in the event of an unsuccessful launch of AsiaSat 5. We will continue to monitor the potential delays in, or failure of, the launch of AsiaSat 5 to ensure the continuity of our services to our customers. However, there can be no assurance that alternative means to ensure such continuity will be available or feasible, and loss of continuity could have a material effect on our performance and total revenue.

The construction contractor, Loral, is a subsidiary of Loral Space & Communications Inc., which emerged from chapter 11 of the federal bankruptcy laws of the United States in November 2005. Any future financial difficulties of Loral may adversely affect its performance under the construction contract entered into with AsiaSat and may adversely affect the success of, or delay, the launch of AsiaSat 5. In addition, there can be no assurance that a launch vehicle will be available or that the launch of AsiaSat 5 will otherwise occur in 2009 as currently planned or that the subsequent in-orbit testing will be successful. In the event AsiaSat 5 does not meet its launch specifications, we have limited opportunities to replace AsiaSat 5 (and, therefore, AsiaSat 2) and the failure to timely replace AsiaSat 5 (and AsiaSat 2) may result in the interruption of services to our customers and adversely affect our operations, performance and financial results. Our right to use the orbital location from which AsiaSat 5 is to operate may not be maintained. In addition, the cost of insurance is a significant portion of the total cost of the construction and launch of a satellite and there can be no assurance that sufficient insurance can be obtained at a reasonable price prior to the launch of AsiaSat 5. See “Information on the Company – Satellites – AsiaSat 5” under Item 4.

Risk of Not Successfully Renewing Existing Transponder Capacity Agreements or Not Renewing Them on Terms Similar to Their Current Terms or Customers Switching to Other Providers of Satellite Transponder Capacity

Our existing transponder capacity agreements, also known as transponder utilization agreements, provide for certain termination dates. The average duration of these agreements between signing and termination has become shorter. If we are unsuccessful in obtaining the renewal of such agreements on similar commercial terms, including price levels, and for similar duration, or in identifying alternate users for returned capacity, our revenues and financial results will be materially adversely affected.

In order to discourage the unlawful interruption and interference of transmission of Chinese television programs, in 2007, the Chinese government launched Sinosat 3 and Chinasat 6B, two new satellites with “anti-attack” technology. The Chinese television broadcasters transmitting via our satellites have switched to these satellites. This has had a negative impact on our revenue and financial results. Chinese television broadcasters accounted for approximately 4.6% of our total revenue in 2007, compared to approximately 8.8% of our total revenue in 2006. AsiaSat 5, expected to be launched in 2009, will also have “anti-attack” features, however, there can be no assurance that the Chinese television broadcasters will switch back to AsiaSat 5 after its launch or that AsiaSat 5 will have enough capacity to accommodate such broadcasters.

Limited Life of Satellites

A number of factors affect the estimated useful life of a satellite, including the quality of their construction, the durability of their component parts, the amount of fuel on-board, the launch vehicle used and the skill with which the satellite is monitored and operated. There can be no assurance as to the specific longevity of AsiaSat 2, AsiaSat 3S, AsiaSat 4 or AsiaSat 5, which will replace AsiaSat 2. Our results would be adversely affected in the event the useful life of AsiaSat 2, AsiaSat 3S or AsiaSat 4 were significantly shorter than our estimates, which we set forth in “Information on the Company — Satellites” under Item 4.

Risk of Losing Satellite Service Revenues if Other Satellites or Signals Interfere with Our Transmissions

Satellites operating from orbital slots that are adjacent to, and using the same band of frequencies as our satellites, could interfere with the signals transmitted from our satellites. Moreover, terrestrial radio transmitters, e.g. in Broadband Wireless Access (BWA) networks, operating in overlapping or adjacent frequency bands in an area could interfere with, or disrupt satellite reception in that area. Such interference could lead to the loss of satellite service revenues if customers migrate to competitors who operate satellites without such interference. We have entered into frequency coordination agreements with certain other operators to avoid any material interference pursuant to which we have agreed to certain operating constraints. Our ability to use our orbital slots could be further constrained in order to avoid material interference with other satellites. Disputes over interference could arise with other operators. For example, currently we are having issues with coordinating certain frequencies on one of our satellites with those of a satellite that Protostar intends to launch. Failure to reach agreement could cause interference and lead to loss of satellite service revenues. In addition, unintentional or intentional signals could interfere with the transmissions of our customers and could severely damage our reputation. If not remedied, such interference could lead to a loss of satellite service revenues if customers migrate to competitors, which would have a material adverse effect on our revenues. See “Information on the Company — Additional Orbital Slots and Use of Frequencies” and “Information on the Company – Satellites – AsiaSat 3S” under Item 4.

Risk of Loss or Damage to Satellites, Ground Based Satellite Control Equipment or Satellite Stations from Acts of War, Terrorism, Electrostatic Storm, Space Debris and Other Natural Disasters

The loss, damage or destruction of AsiaSat 2, AsiaSat 3S, AsiaSat 4 or AsiaSat 5, or damage or destruction to AsiaSat’s ground based satellite control equipment and satellite stations, as a result of military actions or acts of war, terrorism, anti-satellite devices, electrostatic storm, collision with space debris, other natural disasters or other causes would have an adverse effect on the Company. AsiaSat’s insurance policies include standard commercial satellite insurance provisions and customary exclusions from losses resulting from (i) military or similar actions, (ii) terrorism, (iii) laser, directed energy or nuclear anti-satellite devices, (iv) insurrection and similar acts or governmental action to prevent such acts, (v) governmental confiscation, (vi) nuclear reaction or radiation contamination or (vii) willful or intentional acts of AsiaSat or its contractors. Uninsured losses are likely to have a material adverse effect on our revenue and financial condition. See “Information on the Company — Insurance” under Item 4.

Reliance Upon Significant Customer

Our largest customer is STAR Group Limited, or STAR, a Hong Kong–based international satellite television broadcasting company that broadcasts over the greater Asian region and is wholly-owned by News Corporation, a leading international media group. STAR accounted for approximately 25.7%, 24.3% and 24.1% of AsiaSat’s revenues in the years ended December 31, 2005, 2006 and 2007, respectively. See “Information on the Company – Services and Customers” under Item 4.

We could be adversely affected by the loss of STAR as a customer or if STAR failed to perform its obligations in accordance with the terms of its transponder utilization agreements. There can be no assurance that STAR will enter into additional transponder utilization agreements with us upon the expiration of existing transponder utilization agreements.

Risk of Technological Changes

Technology in the satellite broadcasting and telecommunications industry is in a rapid and continuing state of change. Technological developments may have an adverse impact on our business. First, because our satellites have an estimated useful life of approximately 15 years, the technology used in such satellites may not be the most advanced at some future date. As a consequence, customers could migrate to satellite operators offering new generations of competing satellite systems that incorporate more advanced technologies, or more suitable satellite capabilities or configurations, after the expiration of the contract term, which would result in revenue loss to us. In addition, we might be required to replace satellites earlier than expected to address these developments. Second, increased transponder efficiency resulting from advances in compression technology, if not offset by increased applications for satellite capacity, may cause an overall decrease in demand for such capacity.

Risk of Limited Market Demand and Increasing Competition

The business in which we operate is highly competitive. The satellite services that we provide are used by our customers for point-to-point or point-to-multipoint communication (principally television broadcasting, private communication networks, Internet and multimedia services). Our principal competitors are regional and domestic satellite companies operating in the Asian region as well as global operators. Many of these competitors are licensed by the local governments and have de facto monopolies in their countries. Many of these competitors also are substantially larger in fleet size, and have financial resources that are substantially greater, than those of the Company. See “Information on the Company – Competition” under Item 4.

Transponder Oversupply. The supply of transponders continues to exceed the demand for transponders and, due to persistent oversupply of transponder capacity and the slow introduction of new applications in the region, the Asia-Pacific satellite market remains particularly competitive. The economies of Asia have continued to strengthen and there is a general increase in demand for new applications such as video, the growth of internet protocol television, high definition television (HDTV), video-to-mobile, and DTH services. Recent new capacity, however, continues to exacerbate the existing oversupply and this will continue to impact, to some extent, our ability to grow. See “Information on the Company – Competition – Transponder Oversupply” under Item 4.

Competing Systems and Satellites. AsiaSat competes with a number of global, regional and domestic satellites and satellite systems such as APSTAR, China DBSAT, Indosat, INSAT, Intelsat, JSAT, Koreasat, MEASAT, Eutelsat, SES New Skies, Singtel Optus, Thaicom and others. We believe that most of the domestic systems are planning to add at least some regional transponders to their next generation of satellites. The increased competition could adversely affect our business prospects. See “Information on the Company – Competition – Competition Restriction from Domestic Systems” under Item 4.

Fiber Optic Systems. Fiber optic systems have been widely installed within the region for point-to-point trans-oceanic communications. In addition, point-to-point fiber optic connections between cities in Asia are common. As fiber optic coverage increases, the competitiveness of satellites for point-to-point communication will diminish. In addition, the transmission of television programming via Asymmetric Digital Subscriber Line (ADSL) and Digital Subscriber Line (DSL) technologies, commonly known as Internet Protocol Television (IPTV), is also an alternative to transmission of television programming via direct broadcasting satellite and cable.

Risks Relating to Future Satellites

The construction, launch and operation of AsiaSat 5 and any future satellites by us would be subject to substantially the same risks as those relating to AsiaSat 2, AsiaSat 3S and AsiaSat 4. In addition, AsiaSat’s ability to make capital expenditures in connection with the construction and launch of future satellites could be subject to conditions of future financing arrangements. See “— Risks in Relation to the Construction and Launch of AsiaSat 5 and “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Planned Capital Expenditures” under Item 5.

Our Controlling Shareholders Have Interests That May Conflict with our Interests or Other Shareholders

We are controlled by CITIC Group, or CITIC, and General Electric Company, or GE, which indirectly own 37.6% and 36.8%, respectively, of our outstanding Shares. The interests of CITIC and GE as our controlling shareholders could conflict with our interests or with the interests of our other shareholders. CITIC and GE may take actions or cause us to take actions that may not be in the best interests of other shareholders. In addition, the business of our controlling shareholders may be in competition with ours. For example, GE operates GE-23, part of whose footprint overlaps with that of our satellites, and as such competes or may compete with our business. We cannot assure that such conflict of interests and competing business activities will not have a material adverse effect on our business operations, financial condition or results of operations. See “Information on the Company – Change in Major Shareholder and Mandatory General Offers” under Item 4.

We are Subject to Regulation by a Number of Different Bodies

The business in which we operate is highly regulated. Satellite, broadcasting and telecommunications services are subject to international and national law.

Hong Kong. As an operator of privately owned satellites, AsiaSat is subject to the regulatory authority of the Office of the Telecommunications Authority of Hong Kong (OFTA), which in turn is subject to the control and supervision of China. Our business prospects could be adversely affected by the adoption of new laws, policies or regulations, or changes in the administration, interpretation or application of existing laws, policies and regulations that modify the present regulatory environment in Hong Kong.

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

Our operation of earth stations is subject to the Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong), or the Telecommunications Ordinance. The Telecommunications

Ordinance contains provisions for the taking of possession by the Hong Kong Government of telecommunications stations if the Chief Executive in Council is of the opinion that an emergency has arisen in which it is expedient for the public service that the Hong Kong Government should have control over telecommunications stations. See “Information on the Company – Regulation – Hong Kong Regulation.”

There is currently a worldwide trend to assign spectrum in the 3.4-3.8 GHz range, particularly the 3.4-3.6 GHz range, for broadband wireless access (BWA) applications. Following the decisions by the 2007 World Radio Conference (WRC-07), this may in many countries also include future mobile phone systems (IMT). We do not use the 3.4-3.6 GHz band in our satellites, but analyses, testing and practical experience from places where such networks have been deployed show that such networks will interfere or disrupt satellite reception in the same area, also in the 3.6-4.2 GHz band where the AsiaSat satellites operate. While many countries at this stage have reservations or are undecided on a future IMT deployment, most countries have issued licenses for some kind of BWA operation. These services are currently being implemented in several countries. Should this trend continue, C band satellite services for all satellite operators will be seriously disadvantaged. Hong Kong is one exception where OFTA, after conducting analyses and field trials, concluded that, due to the interference from BWA with satellite reception, the two services could not co-exist. OFTA therefore decided for the time being, not to issue BWA licenses in this band. Should this decision later be changed, interference with satellite reception also in Hong Kong could occur, including AsiaSat’s two earth stations in Hong Kong. If BWA networks are deployed in mainland China in areas neighboring Hong Kong, there could be the same impact on satellite reception in Hong Kong. China is one of the countries that has started a limited deployment of BWA networks in C band.

Other National Regulatory Schemes. Our customers are regulated by regulatory authorities in the countries in which they operate. Many of our customers must have authorization from the countries in which such customers are located in order to uplink to and communicate by means of our satellites. Although we do not believe these regulatory schemes prevent us from pursuing our business, there can be no assurance that such licenses and approvals are or will remain sufficient in the view of national regulatory authorities and that these authorities will not discourage or prevent potential customers from utilizing transponders on our satellites.

The laws of certain countries require television broadcasters and satellite telecommunication users providing services in such countries to use state-owned or locally-owned satellites. Punitive withholding taxes are often applicable to payments made under non-domestic satellite contracts. These legal requirements prevent us and other satellite companies from competing freely and fairly to provide transponder capacity to these potential customers. There can be no assurance that other countries in the Asian region, including countries in which we already have customers, will not impose similar requirements to use state-owned or locally-owned satellites in the future. The imposition of such requirements could adversely affect our results of operations and financial results. See “Information on the Company – Competition” under Item 4.

We could be adversely affected by changes in laws and regulations, or in the interpretation and application of existing laws and regulations, relating to taxation or licensing fees in countries that may assert jurisdiction over our activities, including countries where customers of ours are located or where signals transmitted by our satellites are received. See “Operating and Financial Review and Prospects – Taxation” under Item 5.

International Telecommunication Union. AsiaSat’s use of orbital slots and radio frequency is subject to the regulations of the International Telecommunication Union (ITU). Countries are required by treaty to make a filing of their proposed use of satellite orbital slots for geostationary satellites with the Radiocommunication Bureau of the ITU. When a conflict or potential conflict is noted, nations are obligated to negotiate in an effort to coordinate the proposed uses and resolve any interference concerns. The Radiocommunication Bureau, however, has no formal dispute resolution mechanism, and if countries cannot agree on a resolution, a satellite system will not obtain full interference protection as afforded under international law. See “Information on the Company – Regulation – International Telecommunication Union.”

Political, Economic and Other Regional Risks

AsiaSat is a Hong Kong company. Substantially all of AsiaSat’s revenues are derived from its operations conducted in the Asian region. In 2005, 2006 and 2007, approximately 61.9%, 57.6% and 52.9%, respectively, of AsiaSat’s revenues, were derived from customers from Greater China, which includes mainland China, Hong Kong, Macau and Taiwan. Furthermore, during 2005, 2006 and 2007, approximately, 25.7%, 24.3% and 24.1%, respectively, of AsiaSat’s revenues were attributable to transponder utilization agreements with STAR, a Hong Kong company. As a result, our financial condition and results of operations may be influenced by the political situation in the Asian region and by the general state of the economies in such region.

China. General economic conditions in China could have a significant impact on our financial prospects. The economy of China has been changing dramatically with a gradual reduction in the role of state economic plans in the allocation of resources, pricing and management of assets and an increased reliance on market forces. Any slowdown in economic growth or return to non-market policies could adversely affect business in China.

We may also be adversely affected by changes in the political and social conditions in China, and by changes in laws, regulations and governmental policies, with respect to broadcast media, telecommunications services, inflationary measures, currency conversion or the rates and methods of taxation, among other things. While the Chinese government is expected to continue its economic reform policies, many of the reforms are new or experimental and may be refined or changed. Also see “–- Risk of Not Successfully Renewing Existing Transponder Capacity Agreements or Not Renewing Them on Terms Similar to Their Current Terms or Customers Switching to Other Providers of Satellite Transponder Capacity.”

Almost all payments under AsiaSat’s transponder utilization agreements are made in US Dollars. Since China has extensive foreign exchange controls, the ability of Chinese companies to convert Renminbi (the currency of China) into foreign currency and to purchase foreign currency is subject to various Chinese laws and regulations. China’s current or future foreign exchange controls could adversely affect the ability of our customers in China to make payments to us in US Dollars.

Hong Kong. Hong Kong is a Special Administrative Region of China. Although the Basic Law, which governs China’s relationship with Hong Kong, provides that Hong Kong will have a high degree of legislative, judicial and economic autonomy, there can be no assurance that the our financial condition and results of operations will not be adversely affected as a consequence of the exercise of China’s sovereignty over Hong Kong. In addition, political and social developments in China have from time to time adversely affected the Hong Kong economy.

SARS, Avian Flu or Similar Occurrence. Our business could be adversely affected by the re-emergence of Severe Acute Respiratory Syndrome (or SARS) or the development of a possible pandemic such as the avian influenza or a similar type of regional occurrence. Restrictions on travel resulting from these possible events could adversely affect the Company’s ability to market and service new and existing customers throughout the Asian region. In addition, sick employees or other employees who fear contracting such illness could decide to not report for work. Our results of operations could be adversely affected to the extent that SARS, avian influenza or a similar type of regional occurrence harms the economy in, or otherwise negatively affects, China or the Asian region generally.

Limitations on Warranties and Insurance

Pursuant to AsiaSat’s satellite construction contracts with Lockheed Martin for AsiaSat 2, Boeing Satellite Systems, International, Inc., or Boeing (formerly known as Hughes Space and Communications International, Inc.) for AsiaSat 3S and AsiaSat 4, and Loral for AsiaSat 5, AsiaSat is the beneficiary of certain limited performance-based, operational warranties on its satellites. However, the limited contractual warranties do not cover a substantial portion of the risk inherent in satellite launches or satellite operations. Furthermore, there has been a general rise in the cost of insurance following a series of satellite failures. In addition, while the cost of insurance has increased, insurance coverage has decreased as a result of the increase in satellite in-orbit failures and the terrorist events on and after September 11, 2001.

AsiaSat has in-orbit insurance coverage for AsiaSat 3S and AsiaSat 4 and plans to obtain such coverage for AsiaSat 5. AsiaSat’s in-orbit insurance must be renewed annually. AsiaSat 2 is no longer insured for in-orbit failures. See “Information on the Company—Satellites—AsiaSat 2”.

There are circumstances in which AsiaSat’s insurance will not fully reimburse AsiaSat for its expenditures with respect to launching a replacement satellite (for example, if the cost of replacement exceeds the sum insured), and the insurance will not compensate AsiaSat for business interruption and similar losses (including, among other things, loss of market share, loss of revenue and incidental and consequential damages) which might arise from the failure of a satellite launch and launch of a replacement satellite or a failure of a satellite to perform to specifications. For a description of the amounts and coverage of AsiaSat’s launch, in-orbit and liability insurance, see “Information on the Company — Insurance” under Item 4.

Risks Related to U.S. Export Controls

The United States tightly restricts the export of commercial communications satellites and satellite-related components and technology. U.S. export control policy toward Hong Kong and AsiaSat is affected by U.S.-PRC relations, which can vary from time to time. AsiaSat has sourced all its satellites in the United States, including the new AsiaSat 5. Although we have obtained approvals from the State Department for our satellites, there can be no assurance that U.S. policy will not change in ways that will have a negative effect on the export of future satellites, including the timing of such export, nor can there be any assurance that future U.S. sourcing by us will be unimpeded by U.S. export restrictions. The State Department’s approval is required when there is a change in ownership of the satellites. In April 2007, in connection with a proposed transaction in which we would be taken private, the State Department indicated to GE that it viewed the proposed transaction as causing a significant change of control of a party owning and controlling previously exported satellites that would require its approval and it was not prepared to grant such approval in the context of that transaction. We have since voluntarily delisted our ADSs from the NYSE, with such delisting becoming effective on February 28, 2008. Were the State Department to have any concerns in the future over our shareholder base, it might have an adverse effect on our ability to conduct our business.

Risk of Loss of Rights to Orbital Slots

In addition to the frequency bands currently used in the three primary positions of 100.5 degrees East, 105.5 degrees East, and 122.2 degrees East, in which our satellites currently operate, China has filed requests with the ITU on behalf of AsiaSat for a number of other frequency bands in the same orbit locations and for enhanced operating parameters in the current frequency bands. These filings are at different stages in the application process. AsiaSat may not be able to maintain its right to operate satellites in its primary positions, or to obtain rights to launch and operate satellites with enhanced parameters or additional frequency bands, or to fully use the allocated frequencies because of the limitations imposed by coordination agreements with other satellite systems, and any of these developments may have an adverse effect in our operations and financial results. See “Information on the Company – Satellites – Orbital Slots and Use of Frequencies” and “Information on the Company – Satellites – AsiaSat 4” under Item 4.

Potential Future Leverage

AsiaSat may incur borrowings under a loan facility in the future. Such a loan facility may contain covenants, including financial covenants, which could prevent us from undertaking certain acquisitions and purchases that may be necessary for our growth. See “Operating and Financial Review and Prospects – Liquidity and Capital Resources” under Item 5.

Risk of Not Being Able to Hire and Retain Technology Specialists in the Satellite Industry

Our continued success depends substantially on our ability to hire, retain and motivate highly skilled technology specialists. Because the number of people with such skills is limited, satellite operators compete vigorously for their services. The potential consequences of our loss of, or our inability to attract, key workers could include delays or inability to launch, monitor or control satellites, with a consequent reduction in sales and profits. Alternatively, we may have to offer more attractive remuneration packages than our competitors, which would increase our personnel expenses and could reduce our margins.

Item 4.	Information on the Company.

History and Development of the Company

We are an exempted company organized under the Companies Act 1981 of Bermuda, or the Companies Act, as amended. We were incorporated on May 10, 1996. Our registered office is located at Canon’s Court, 22 Victoria Street, Hamilton, HM12, Bermuda (phone: 441-295-2244) and our principal place of business is located at 19th Floor, Sunning Plaza, 10 Hysan Avenue, Causeway Bay, in Hong Kong.

Organizational Structure

We are the parent company of AsiaSat. AsiaSat holds a 100% interest in SpeedCast Holdings Limited, or SpeedCast, a 49.0% interest in Beijing Asia and an 80.0% interest in Skywave TV Company Limited, or Skywave TV, as at 31 December 2007. See Notes 9 and 10 to our consolidated financial statements.

Acquisitions, Investments and Joint Ventures

•

In April 2006, AsiaSat entered into a construction contract with Loral for the design and construction of AsiaSat 5. In May 2006, AsiaSat entered into a launch contract with Sea Launch Limited Partnership, or Sea Launch, to provide launch services related to the launch of AsiaSat 5 from the Baikonur Space Center in Kazakhstan. The total consideration payable under the two contracts, together with an estimate of insurance costs, was approximately HK$1,404.0 million (US$180.0 million), of which HK$321.6 million was paid in 2007. See “— Satellites – AsiaSat 5, “— Business Overview and Additional Information – Material Contracts under Item 10.”

•

On August 31, 2007, AsiaSat entered into share purchase agreements with Tech System Limited and Yahoo! Inc., respectively, to purchase their respective shareholdings of 23.39% and 1.26% in SpeedCast for approximately US$2.96 million (HK$23.07 million) in cash. Upon completion of the purchase, AsiaSat’s ownership of SpeedCast increased from 47.36% to 72.01% and SpeedCast became a consolidated subsidiary of AsiaSat’s.

•

On October 25, 2007, AsiaSat entered into a share purchase agreement with TVG Phoenixnet Investment Limited to purchase its shareholding of 27.99% in SpeedCast for approximately US$3.36 million (approximately HK$26.19 million) in cash. That transaction closed on November 30, 2007 and SpeedCast became wholly owned by AsiaSat.

Change in Major Shareholder and Mandatory General Offer

On 29 March 2007, GE became our shareholder with a beneficial interest in approximately 34.0% of the issued share capital of the Company. CITIC remained as the other major shareholder with a beneficial interest in approximately 34.7% of the issued share capital of the Company. The two major shareholders hold their beneficial interests indirectly through Bowenvale and have equal voting rights in the Company through their joint control of Bowenvale.

Upon completion of a tender offer on June 26, 2007, CITIC and GE increased their combined beneficial ownership in the Company to 74.43%, with the remaining 25.57% held by the public. As a result, CITIC and GE beneficially own 37.59% and 36.84%, respectively, of our issued share capital.

The deposit agreement dated September 28, 2001, entered into between us, BoNY and the holders of ADRs from time to time, was terminated as of February 28, 2008. On January 28, 2008, our voluntary delisting of the ADSs on the NYSE became effective. We will consider, when we become eligible to do so, an eventual deregistration under the Exchange Act.

Business Overview

We, through our wholly owned subsidiary, AsiaSat, are a leading provider of high quality satellite transponder capacity in Asia. Our satellites are positioned over the Asian landmass and offer our customers comprehensive coverage of approximately two-thirds of the world’s population. We operate three satellites – AsiaSat 2, AsiaSat 3S and AsiaSat 4.

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

AsiaSat 4, launched from Cape Canaveral, United States in April 2003, is located at the 122.2 degrees East orbital slot and began commercial service on July 1, 2003. AsiaSat 4 is a high power satellite having C-band coverage and power substantially similar to AsiaSat 2 and AsiaSat 3S. Because AsiaSat 4 has a more easterly location, its C-band coverage favors the Pacific-Rim, Australia and New Zealand to a greater degree than previous AsiaSat satellites. The Ku-band coverage of AsiaSat 4 is designed to meet the requirements of both broadcast satellite services (BSS) frequencies and fixed satellite services (FSS) frequencies for maximum flexibility. In June 2000, we received a Telecommunication License from OFTA allowing AsiaSat to operate four of the twelve BSS frequencies and the FSS frequencies on AsiaSat 4. In April 2005, we obtained the right to make available the remaining eight BSS frequencies on AsiaSat 4. See “— Services and Customers – Expanded Services and Other Businesses.” Because AsiaSat 4 is located at a relatively new orbital slot without an existing customer base and viewership, AsiaSat can currently offer its customers the option to utilize AsiaSat 4’s high powered transponder capacity at a lower cost than the rate demanded for capacity on AsiaSat 2 and AsiaSat 3S. AsiaSat 3S demands a higher rate for its transponder capacity because it has the largest viewership base of any commercial satellite in the Asian region.

The construction of our new satellite, AsiaSat 5, which is to replace AsiaSat 2 at the orbital location of 100.5 degrees East, is on schedule. The AsiaSat 5 satellite is currently under construction by Loral and will replace AsiaSat 2 at the orbital location of 100.5°E. The launch of AsiaSat 5 aboard a Zenit-3SLB rocket on the Land Launch system by the launch service provider, Sea Launch Company, L.L.C., was delayed due to the lack of availability of a launch vehicle and is now expected to occur in early 2009. The launch will take place in Baikonur Cosmodrome in Kazakhstan. AsiaSat 5, built on an SS/L 1300 series satellite platform, will carry twenty-six C-band and sixteen Ku-band transponders, and have an estimated operational life of fifteen years. AsiaSat 5’s C-band footprint will offer more powerful pan-Asian coverage than AsiaSat 2. Its Ku-band coverage will consist of three high-power beams, two of which will cover East Asia and South Asia, and an in-orbit steerable beam that can be positioned to provide service anywhere within AsiaSat 5’s geographic coverage.

We have leased a plot of land at the Tai Po Industrial Estates, or the Tai Po Site, to support the growth of our business. The Tai Po Site houses a satellite control center, the Tai Po Satellite Earth Station, that allows AsiaSat to offer its customers additional and improved services. These services include uplink, technical support and other value added services. For a general discussion on earth stations, see “— Competition – Hong Kong Regulation”

As of December 31, 2007, the utilization rate for each of AsiaSat 2, AsiaSat 3S and AsiaSat 4 was approximately 43.7%, 62.2% and 39.5%, respectively, with an average of 48.6 % under transponder utilization agreements and transponder purchase agreements.

We provide transponder capacity primarily to the broadcasting, telecommunications (including private communication networks), Internet and multimedia markets. AsiaSat has entered into separate transponder utilization agreements with over 100 customers from various countries and regions, including Australia, British West Indies, China, Hong Kong, India, Korea, Kuwait, Pakistan, Singapore, Taiwan, the United Kingdom, the United States and Vietnam.

In 2005, 2006 and 2007, approximately 61.9%, 57.7% and 52.9%, respectively, of our revenues were derived from customers from Greater China, which includes mainland China, Hong Kong, Macau and Taiwan.

We believe that both AsiaSat 2 and AsiaSat 3S are the leading satellites for regional television programming distribution in Asia based on the number of viewers watching programming distributed on these satellites. Our largest customer, STAR, is a Hong Kong-based international satellite television broadcasting company that broadcasts to the Asian region via these two satellites.

Services and Customers

During the last three years, our revenues were derived from the following markets:

	2005	2006	2007
Broadcasting (video)	65.7%	67.8%	67.1%
Telecommunications, Internet and Multimedia	34.3%	32.2%	28.8%
Broadband Access Services	—	—	4.1%

Total revenue from our five largest customers in each of the years ended December 31, 2005, 2006 and 2007 was HK$345.8 million, HK$391.4 million and HK$367.2 million, respectively, which represented 39.3%, 42.1%, and 39.1% respectively, of total revenue. Revenues from our largest customer represented 25.7%, 24.3% and 24.1% of total revenue for the years ended December 31, 2005, 2006 and 2007, respectively.

Broadcasting

Local, national and international broadcasters use satellite transponder capacity for television programming distribution, contribution operations (i.e., the transmission of video feeds from one location to another) and ad hoc services such as the transmission of special events and live news reports from the scene of the event. The largest market for broadcasting services is the full-time leasing of transponder capacity by programmers to distribute programming to television stations, cable operators, master antenna systems and homes directly.

STAR offers a bouquet of digital services, including both subscription and free-to-air television, that, according to STAR, reaches more than 300 million viewers across the Asian region.

STAR entered into capacity agreements for transponders on AsiaSat 3S. In February 2004, we entered into an agreement with STAR to provide facilities at the Tai Po Site to house STAR’s back up play out, broadcast and radio frequency equipment for downlinking and uplinking to AsiaSat 3S, and other related services. STAR also utilizes AsiaSat 2 C-band capacity to provide primarily backup capacity for programming.

Our results from operations could be adversely affected by the loss of STAR as a customer or if STAR failed to perform its obligations in accordance with the terms of its transponder utilization agreements. There can be no assurance that STAR will enter into additional transponder utilization agreements with us, either for AsiaSat 3S or other satellites, upon the expiration of existing transponder utilization agreements. See “Key Information – Risk Factors – Reliance Upon Significant Customer” under Item 3.

AsiaSat currently is not subject to any exclusivity arrangement with any of its customers. Other broadcasters on its satellite fleet using its transponders include Pakistan TV, Associated Press Television News, the Ministry of Information of Kuwait, Voice of America, Deutsche Welle of Germany, TV5, RAI of Italy, RTVE of Spain, RTPi of Portugal, RTR Planeta of Russia, Fashion TV, LUXE.TV, E! Entertainment Television Inc., TRACE, TVB Pay Vision of Hong Kong, the European Broadcasting Union, Zee TV, Sahara TV, Turner Broadcasting System, Sun TV, Bloomberg TV, NOW TV, Muslim TV, MATV, Channel NewsAsia and Reuters TV.

In addition, governmental bodies seek to use satellites to expand their coverage to remote and underdeveloped regions of their countries that would otherwise be under served. The signals are received at rebroadcast centers and retransmitted to viewers.

Telecommunications, Internet and Multimedia

Our telecommunications services include the provision of transponder capacity for private communications networks for data and voice communications and for communications service providers in Asia. We believe that there will continue to be opportunities in Asia to market transponder capacity to certain end users that, due to poor telecommunications infrastructure or high costs of local public networks, desire to operate their own private networks for data and voice transmission. These are often large multinational companies or agencies such as financial news providers, newspapers, banks, paging companies, airlines, oil companies and stock exchanges.

China represents one of the world’s largest potential markets for satellite communications. Private communications networks in China are numerous and growing. Organizations in China in such businesses as banking, securities, publishing and oil have established private networks utilizing AsiaSat’s satellites to link remote sites with their headquarters.

AsiaSat’s Chinese telecommunications customers include the People’s Bank of China, the Shanghai Stock Exchange, the People’s Daily, CITIC Guoan Information Industry Company Limited and China Petrochemical Corporation. In addition, Chinese ministries and agencies have entered into transponder purchase agreements to use transponders on AsiaSat’s satellites.

AsiaSat’s telecommunications customers also include Vietnam Telecom International, Reach, PCCW Global, Associated Press, Reuters, the International Air Transport Association, Korea Telecom, Teleport Access Services and Pakistan Telecom.

Customers including Telstra Corporation Limited use AsiaSat’s satellites to offer broadband (which refers to the provision of high speed data over a single communications channel), Internet and multimedia services.

Broadband Access Services

In 2007, we completed the acquisition of SpeedCast, which was formed in 1999 principally to provide high speed Internet, multimedia content delivery, and corporate broadcast services such as data packages delivery and Internet streaming. SpeedCast has established a multimedia platform that enables distribution of Internet services and other multimedia content. Customers may use this format when distributing content on the AsiaSat satellite system. SpeedCast has also launched on-line music distribution, on-line multimedia services and a streaming encryption system.

Expanded Services and Other Businesses

AsiaSat has launched digital broadcast platforms on AsiaSat 2 that offer one-stop shop services, including satellite capacity and signal turnaround facilities to broadcast customers from Europe and the Middle East for their services to Asia and Australia. The turnaround facilities are supplied by teleport partners in Cyprus and Israel that are able to receive signals from European and Middle East satellites and uplink the signals to AsiaSat 2.

OFTA granted AsiaSat a Fixed Carrier Services, or FC, license in May 2004. An FC license allows license holders to uplink broadcasting programs and to provide public telecommunication services linking Hong Kong and other countries either on their own business initiatives, or for and on behalf of their customers via satellites. AsiaSat’s FC license has enabled AsiaSat to provide a one-stop service to its customers, including high-quality satellite transponder capacity, uplinking or downlinking broadcasting programs, and telecommunication services to audiences or operators outside Hong Kong.

In 2000, AsiaSat was granted a telecommunication license from OFTA, the Telecommunication License, allowing certain BSS frequencies to be incorporated into the payload of AsiaSat 4 at the 122.2 degrees East orbital position. AsiaSat was subsequently granted the right to make available four BSS frequencies on AsiaSat 4 by OFTA. These BSS frequencies were assigned to Hong Kong by the WRC ‘97 of the ITU. The 2000 World Radiocommunication Conference (WRC-2000) later revised these assignments and further assigned eight more frequencies to Hong Kong.

OFTA granted AsiaSat the right in April 2005 to make available the additional eight frequencies on AsiaSat 4. In light of the possibility of obtaining a license for these additional frequencies, AsiaSat 4 had been built to implement these frequencies by switching transponders from FSS Ku-band. These frequencies are designated for satellite broadcasting uses and are receivable in Hong Kong and surrounding areas with very small antennas. They can be used to provide DTH satellite broadcasting services, which refers to a satellite service that delivers television programming directly to consumer homes using a small antenna and related equipment. Adding the BSS frequencies onto AsiaSat 4 enables AsiaSat to offer high power and wide coverage for broadcasting services in Hong Kong and the surrounding areas. The main difference between the BSS and the FSS in AsiaSat’s case is that BSS gives access to additional spectrum. Moreover, while the FSS frequency bands are used for a multitude of services, the BSS frequency bands are normally used only for television applications and with much more standardized parameters.

In April 2004, our subsidiary Skywave TV applied for a non-domestic television program service license, which was granted for 12 years by the Broadcasting Authority of Hong Kong in May 2004, in order to use the BSS frequencies on AsiaSat 4 to provide DTH satellite broadcasting services.

In November 2004, we entered into an agreement with two strategic partners pursuant to which each of these strategic partners made an in-kind contribution equal to HK$3.0 million in return for a 10% interest in Skywave TV. See “— Acquisitions, Investments and Joint Ventures”. Skywave TV has set up a low cost regional DTH service, providing selected programming to the markets of Macau, Hong Kong, Taiwan and to subscribers in Southern China licensed to receive foreign television services. This DTH service commenced trial services in December 2004 and uses the four initial BSS transponders on AsiaSat 4. By installing a very small dish, viewers can enjoy a wide range of programming.

In March 2004, the Company formed the joint venture Beijing Asia to provide corporate data networks and services in China using VSAT technology. Beijing Asia commenced operation in October 2004 and is providing technical services and equipment installation for the construction and operation of a trial network to connect remote sites in rural China using VSAT technology. As of December 31, 2007, the Company’s investment in Beijing Asia has been fully written off. Such write-off was made after the Company’s consideration of the performance and long term business outlook of Beijing Asia. See “—Acquisitions, Investments and Joint Ventures” . Auspicious Colour Limited, a wholly owned subsidiary of ours was established in March 2005 and was granted a non-domestic television program service license on September 17, 2005 from the Broadcasting Authority of Hong Kong. Auspicious Colour Limited was set up to provide a one-stop service that combines the provision of satellite capacity and uplink service to broadcasters.

Satellites

The global communications market has historically been shared among three major transmission technologies—fiber optic and coaxial cable, microwave systems and satellites. Satellites have been, and continue to be, used for global communications applications. Each of these transmission technologies has advantages over the other two in specific market segments.

Although satellites initially were used for point-to-point long distance telephone and television transmissions and continue to be used for these applications, fiber optic cables have proven to be a more cost effective transmission method for high volume point-to-point applications. Today, most trans-oceanic transmissions are delivered via submarine fiber optic and coaxial cables, which are ideally suited to carry large amounts of traffic between two points. In developing countries, satellites carry a significant portion of point-to-point traffic due to the lack of terrestrial fiber optic and coaxial network. However, as more fiber optic and coaxial networks are established, less of this traffic will be delivered via satellite. In many countries, satellites are also used to supplement terrestrial transmission networks for the distribution of television and radio programming.

Geostationary satellites are located in-orbit approximately 22,300 miles above the Equator. When positioned in geostationary or geosynchronous orbit, a satellite appears to hover over the same spot on the earth because it is moving at a rate that matches the speed of the earth’s rotation on its axis. These high powered satellites have the ability to cover up to approximately 42% of the earth’s surface at one time. With broad coverage capabilities, these satellites are well suited for point-to-multipoint applications (principally television broadcasting, private communication network, Internet and multimedia services). Satellites are commonly used for distribution of video and audio signals to cable operators and local television and radio stations for redistribution. In DTH applications, a high powered geostationary satellite allows video transmissions to be received directly from the satellite to homes using very small dishes.

A satellite can be accessed by an uplink for the transmission of a satellite circuit extending from the earth to the satellite from virtually anywhere within its coverage area. This flexibility makes satellites ideal for private communications networks. Due to the high cost of local telecommunications services or the lack of an adequate local telecommunications infrastructure, an organization may wish to operate its own network. A VSAT network, connecting a large number of widely dispersed locations via satellite, is an efficient and cost effective method for many organizations to maintain communications with a network of offices spread over a large geographic area.

Because of the simultaneous coverage of a wide area, satellites are also attractive for certain types of mobile applications where no terrestrial alternatives exist or where alternative solutions are very limited and/or expensive. One such example is maritime mobile networks. By use of a stabilized antenna platform, regular VSAT services can be offered to ships and off-shore installations, providing broadband connections, connection to the public switched (telephone) network (PSN), TV reception and the like. Existing services provided through specialized satellites in other frequency bands are seen to be very limited in the bandwidth that can be offered and are also very expensive. Worldwide, regular FSS satellites are therefore seen increasingly to provide services to cruise ships, seismic survey ships, ferries and other commercial ships. With the emergence of smaller terminals, private yachts and other smaller vessels are now making use of FSS satellite links.

Satellite transponders receive signals from the uplink earth stations and then change the frequency of, amplify and transmit the signals to the downlink earth stations. Transponder subsystems include low-noise receivers, frequency converters, channel amplifiers, high power amplifiers, input/output multiplexers, various switches and other electronic components.

Communications satellites are of varying quality and usefulness depending on:

•	footprint, or coverage area,

•	orbital location,

•	transponder power (EIRP),

•	interference from adjacent satellites,

•	transponder bandwidth,

•	frequency band and

•	other features, such as beam switching and linearizers.

A beam represents one of the coverage patterns offered by a satellite. A steerable beam allows the area of coverage to be changed based on market demand. The footprint of a satellite refers to the geographic area covered by a satellite, the outer edge of which defines area beyond where the quality of communication degrades below an acceptable commercial level due to the spacecraft antenna pattern, power of the signal and curvature of the earth. The primary transponder characteristic is downlink power, which is expressed in terms of EIRP. EIRP means equivalent isotropic radiated power and is a measure of radiated radio frequency power of each transponder. Transponder bandwidth, expressed in terms of megahertz or MHz, a unit of frequency equal to one million cycles per second, is a range of frequencies that can pass over a given transmission channel. The greater the bandwidth, the more information that can be sent through the circuit in a given amount of time. Greater transponder bandwidth also requires more power per transponder and/or use of larger earth station antennas if the entire transponder bandwidth is to be used to its full potential.

C-band and Ku-band in the context of satellite communications are portions of the radio frequency spectrum assigned for satellite transmission, and are approximately in the 3 to 7 and 11 to 15 gigahertz (or GHz) ranges, respectively. GHz is a measure of frequency equal to one billion cycles per second. While Ku-band frequencies suffer from fading caused by rain, they are more suitable for small antenna applications than C-band frequencies. Ku-band is generally used for the same purposes as C-band. To compensate for fading caused by rain, Ku-band transmitters generally have higher power margins than C-band transmitters. Higher power, which permits the use of small antennas, makes Ku-band transmission more suitable for DTH television.

The following table sets forth certain satellite specifications in relation to AsiaSat 2, AsiaSat 3S, AsiaSat 4 and AsiaSat 5, which is planned to be launched in 2009. For a discussion on certain risks related to satellites, see “Key Information – Risk Factors – Risk of Launch and In-orbit Failure, Loss, Reduced Performance and Satellite Defects”, “Key Information – Risk Factors – Limited Life of Satellites” and “Key Information – Risk Factors – Risk of Loss or Damage to Satellites, Ground Based Satellite Control Equipment or Satellite Stations from Acts of War, Terrorism, Electrostatic Storm, Space Debris and Other Natural Disasters” under Item 3.

Summary Satellite Data

	AsiaSat 2	AsiaSat 3S	AsiaSat 4	AsiaSat 5

Region covered:

C-band	Asia, Middle East, CIS and Australia	Asia, Middle East, CIS, Australia and New Zealand	Asia, Middle East, CIS, Australia and New Zealand	Asia, Middle East, CIS, Australia, North East Africa

Ku-band	China, Japan, Hong Kong, Taiwan and Korea	East Asia Beam (from Japan to Kazakhstan), South Asia Beam (from Bangladesh to the Middle East), Australia Beam (steerable)	China Beam, Australia Beam (Australia and New Zealand (steerable)), Hong Kong BSS Beam (steerable)	China Beam, South Asia Beam (inter alia, India, Pakistan and Bangladesh) and Steerable Beam

Launch date	November 28, 1995	March 21, 1999	April 11, 2003	2009 (estimated)

Manufacturer	Lockheed Martin	Boeing	Boeing	Loral

Model	Series 7000	BSS601HP	BSS601HP	FS 1300

Stabilization	Three Axis Stabilized	Three Axis Stabilized	Three Axis Stabilized	Three Axis Stabilized

Number of Transponders	33	44	48	40

C-band	20 @ 36 MHz 4 @ 72 MHz	28 @ 36 MHZ	28 @ 36 MHZ	24 @ 36 MHZ 2 @ 72MHz

Ku-band	9 @ 54 MHZ	16 @ 54 MHZ	10 @ 54 MHz (FSS/BSS (2 transponders)) 6 @ 33 MHz (FSS/BSS) 4 @ 33 MHz (BSS)	16 (2)@ 54 MHz

Maximum EIRP	40 dBW (C-band) 53 dBW (Ku-band) (1)	41 dBW (C-band) 53 dBW (Ku-band)	41 dBW (C-band) 53 dBW (FSS Ku-band) 56 dBW (BSS Ku-band)	42 dBW (C-band) 54 dBW (Ku-band)

Payload	FSS	FSS	BSS / FSS	FSS

Summary Satellite Data

	AsiaSat 2	AsiaSat 3S	AsiaSat 4	AsiaSat 5
Power output	55 W_TWTAs (C-band)	55 W_TWTAs (C-band)	55 W_TWTAs (C-band)	65 W_TWTAs (C-band)
	115 W_ TWTAs (Ku-band)	140 W_TWTAs (Ku-band)	140 W_TWTAs (Ku-band)	150 W_TWTAs (Ku-band)

Estimated Useful Life	13 years	16 years	15 years	15 years

Estimated end of useful life	2010	2015	2018	2024

(1)	AsiaSat 2 has experienced power reductions in its Ku-band transponders in relation to their design specifications. See “— AsiaSat 2.”
(2)

AsiaSat 5 will have 16 Ku-band transponders, but thermal design and reduced generated power over the life of the satellite may require a reduced number of active transponders towards the end of life of the satellite.

AsiaSat 2

AsiaSat 2 is located in the geostationary orbit at 100.5 degrees East. It was designed and produced by Lockheed Martin and is a series 7000 model satellite. It was launched on November 28, 1995 by a Long March 2E launch vehicle under a contract with China Great Wall Industry Corporation. AsiaSat 2 commenced commercial service in January 1996.

AsiaSat 2 is equipped with twenty 36 MHz C-band and four 72 MHz C-band transponders with a maximum signal power of 40 dBW. It is also equipped with nine 54 MHz Ku-band transponders with a maximum signal power of 53 dBW. However, at the time of the launch, AsiaSat 2 experienced a Ku-band power reduction at certain points of its coverage area. Since 2002, the back-up command receiver on AsiaSat 2 (a component used to communicate with and control the satellite) has experienced intermittent outages. AsiaSat 2 can operate normally on its primary command receiver. The satellite uses linear polarized beams, with the C-band and Ku-band having distinct coverage areas. For the C-band transponders, there are four spare amplifiers for each polarization of 12 C-band transponders in two separate 12 for 16 (12 working/16 total) redundancy ring configurations. For the Ku-band transponders, there are three spare amplifiers connected in a 9 for 12 (9 working/12 total) single redundancy ring configuration. In December 2003, AsiaSat 2 experienced two related short duration service outages. These outages caused no permanent damage to AsiaSat 2 and AsiaSat’s engineers took the appropriate action to restore AsiaSat 2’s service. As a result of these outages, some customers moved to other AsiaSat satellites, while three customers utilizing capacity representing in the aggregate less than one C-band transponder moved to a competitor’s satellite. These outages were the first break in service of an AsiaSat satellite in our history. In February 2005, one of the two bus power transformers on AsiaSat 2 (which provides low voltage to the satellite) changed to “off” status. While this change of status does not necessarily indicate a failure of the transformer, it is impossible for us to verify the integrity of this transformer. AsiaSat 2 can operate normally with only one bus power transformer. See “Key Information – Risk Factors – Risk of Launch and In-orbit Failure, Loss, Reduced Performance and Satellite Defects” under Item 3.

AsiaSat 2 has C-band coverage over virtually the entire Asian region, with a footprint stretching from Russia to Australia and from Japan to the Middle East and parts of Africa. The footprint of AsiaSat 2 covers approximately two-thirds of the world’s population. AsiaSat 2’s C-band footprint provides coverage over a large area with a single beam. The nine Ku-band transponders provide coverage over China, the Korean peninsula and Japan.

AsiaSat 2 has an estimated useful life of 13 years, indicating that the estimated end of its useful life will be in 2010.

In June 2000, Lockheed Martin obtained a Technical Assistance Agreement from the State Department to provide technical data and services for in-orbit anomaly support for AsiaSat 2 until December 31, 2009. See “ – Regulation – Export Regulations.”

As a result of a number of reported mechanical failures of Lockheed Martin series 7000 satellites, the same model as AsiaSat 2, the in-orbit insurance rate for AsiaSat 2, without exclusions of coverage, increased significantly. We have decided not to procure in-orbit insurance for AsiaSat 2 given the low book value of AsiaSat 2 and our cash position. In the event of a failure resulting in a total loss of AsiaSat 2, we would incur a loss equal to the net book value of AsiaSat 2 at the time of the total loss as well as in respect of disruption of services carried out on AsiaSat 2.

AsiaSat 3S

In 1997, AsiaSat launched AsiaSat 3 from the Baikonur Cosmodrome in Kazakhstan. AsiaSat 3 failed as it did not reach its orbital slot and was replaced, following the successful launch in March 1999, by AsiaSat 3S.

AsiaSat 3S is located in the geostationary orbit at 105.5 degrees East. AsiaSat 3S was constructed by Boeing and is a BSS-601HP model satellite. AsiaSat 3S was launched from the Baikonur Cosmodrome in Kazakhstan and commenced commercial service in 1999.

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

The footprint for AsiaSat 3S is similar to the footprint of AsiaSat 2 with two additional Ku-band beams designed to meet market demands. The C-band footprint stretches from Japan to the Middle East and from Russia to Australia. The footprint provides high powered service to the growing market areas in the Greater China region, Japan and Korea and Southeast Asia. It covers about two-thirds of the world’s population.

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

In February 2001, Boeing obtained a Technical Assistance Agreement from the State Department to provide technical data and services for in-orbit anomaly support and off-site support services for AsiaSat 3S until December 31, 2009. We will arrange for such support to be continued upon the expiry of the above agreement to cover the end of the useful life of the satellite, but there can be no assurance that such arrangement can be put in place with Boeing. See “—Regulation – Export Regulation.”

In both November 2004 and March 2005, a transponder on AsiaSat 3S was deliberately interrupted by signals carrying Falun Gong-related content. As a result, we were forced to shut down the respective transponder’s transmission for a short period of time on November 26, 2004 and March 14, 2005. These breaks in service affected normal programming of certain customers’ satellite television channels. We view these deliberate interruptions as “harmful interference” as such term is defined in the constitution of the ITU, and accordingly, we have requested that OFTA report these incidents to the Radiocommunications Sector of the ITU through the relevant authority in China. Since then, there have been a few other occasions of harmful interference detected. For a general discussion on the ITU, see “ – Regulation – International Telecommunication Union.” Also, see “Risk Factors – Risk of Losing Satellite Service Revenues if Other Satellites or Signals Interfere with the Company’s Transmissions.”

AsiaSat 4

AsiaSat 4 was launched on an Atlas IIIB launch vehicle on April 11, 2003 from Cape Canaveral, Florida. AsiaSat 4 commenced commercial service on July 1, 2003 and is operational at 122.2 degrees East.

AsiaSat 4 was constructed by Boeing and is a BSS-601HP model satellite. AsiaSat 4 is the most powerful member of AsiaSat’s satellite fleet carrying 28 C-band and 20-Ku-band transponders. Its footprint covers approximately two-thirds of the world’s population. AsiaSat 4’s pan-Asian C-band footprint covers more than 40 countries and regions spanning from New Zealand to the Middle East. Its Ku-band coverage consists of two high-power focused beams for East Asia (Greater China), a steerable beam that can be pointed towards any desired location (e.g. Australia), as well as a BSS beam for DTH services in Hong Kong and the adjacent South China region (reaching from Shanghai/Taiwan to the Vietnamese border). AsiaSat 4 is designed to provide advanced satellite services including DTH television, broadband and IP solutions, and telecommunications services such as private networks for business and rural telephony (which refers to the construction and operation of telephones and telephonic systems). It has an estimated useful life of 15 years, indicating that the estimated end of its useful life will be in 2018. AsiaSat 4 is equipped with four on-board Xenon Ion Propulsion Systems (XIPS) thrusters two on the north side and two on the south side. In October 2006, one thruster on the north side failed. There is no impact to the estimated useful life of AsiaSat 4 with this anomaly. However, if the remaining thruster on the north side also fails in the future, there will be a reduction of the useful life of AsiaSat 4 by several years. The exact magnitude of reduction depends on if and when the north side thruster fails. Under the AsiaSat 4 construction contract with Boeing, Boeing agreed to provide off-site support services for the life of the satellite. On July 5, 2000, Boeing obtained a Technical Assistance Agreement from the State Department to provide technical data for AsiaSat 4 until December 31, 2010. On July 20, 2000, Boeing obtained another Technical Assistance Agreement from the State Department to provide in-orbit anomaly support for AsiaSat 4 until December 31, 2010. We will arrange for such support to be continued upon the expiry of the above agreement to cover the end of the useful life of the satellite, but there can be no assurance that such arrangement can be put in place with Boeing. See “— Business Overview” and “—Regulation – Export Regulation.”

AsiaSat previously had a dispute with Shin Satellite in relation to Shin Satellite’s right to operate a satellite from 120 degrees East. As part of a comprehensive agreement to limit potential mutual interference between AsiaSat 4 and the IPStar satellite operated by Shin Satellite, the responsible administrations of China, OFTA and the Administration of the Kingdom of Thailand (regulator and ITU notifying administration for Shin Satellite) agreed to increase the orbital separation between IPStar and AsiaSat 4. Both satellites were required to change orbital locations, with AsiaSat 4 shifting from 122 degrees East to 122.2 degrees East. For a general discussion on regulations, see “—Regulation – Hong Kong Regulation” and “—Regulation – International Telecommunication Union.”

AsiaSat 5

On April 28, 2006 and May 8, 2006, AsiaSat entered into a construction contract and a launch contract, respectively, for the commissioning of AsiaSat 5. Under the terms of the construction contract, Loral, the construction contractor, shall complete the construction of AsiaSat 5 within 25 months after April 28, 2006. The launch contractor, Sea Launch, shall provide services associated with the launch of AsiaSat 5 from the Baikonur Space Centre in Kazakhstan. Under the terms of the launch contract, the launch services shall be completed upon the launch of AsiaSat 5, which was originally scheduled to take place between July 1, 2008 and December 31, 2008. The launch date has been extended because of the limited availability of a launch vehicle and is now expected to occur in early 2009.

AsiaSat 5 is a new satellite based on the well proven Space Systems/Loral 1300 satellite bus. It will carry 26 C-band and 16 Ku-band transponders and is intended to replace AsiaSat 2 at the orbital location of 100.5 degrees East. (AsiaSat 5 has the capability of operation across all of the available 16 Ku-band transponders and 26 C-band transponders. However, the power and thermal design of AsiaSat 5 may be just sufficient for 14 Ku-band transponders and 26 C-band transponders at the end of the satellite’s useful life.) It will replace all current functions of AsiaSat 2 in both C and Ku-bands and will provide enhanced EIRP performance and additional coverage at Ku-band. This additional coverage consists of a dedicated antenna for South Asia plus a steerable antenna that can be pointed to other parts of Asia or Australia. AsiaSat 5 is expected to have an estimated useful life of 15 years after launch.

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

Additional Orbital Slots and Use of Frequencies

China has filed on behalf of AsiaSat applications with the ITU for additional spectrum capacity and enhanced characteristics in the current frequency bands for all three orbital slots where AsiaSat’s satellites are currently operating. See “– Regulation.” The current capacity has significant frequency and geographic coverage constraints resulting from the coordination process, but allows efficient operation of all current satellites as well as AsiaSat 5. No assurance can be given that the additional capacity will be obtained by AsiaSat.

AsiaSat has the option to co-locate additional satellites in the orbital slots located at 100.5 degrees East, 105.5 degrees East and 122.2 degrees East in order to provide additional capacity or enhanced performance in these locations and to support the existing satellites with redundant capacity. See “Key Information – Risk Factors – Risk of Loss of Orbital Slot” under Item 3 and “– Satellites—AsiaSat 4.”

Transponder Capacity or Utilization Agreements

A typical transponder capacity agreement, also known as transponder utilization agreement, for AsiaSat 2, AsiaSat 3S and AsiaSat 4 has a term of three years or more, requires utilization fees to be paid quarterly or semi-annually in advance and provides for renewal options. Generally, AsiaSat’s transponder utilization agreements require payment in US Dollars. Typically, the customer may terminate the transponder utilization agreement at any time during the term of the agreement without further obligation if AsiaSat fails to provide a fully operational transponder or by giving advance notice to AsiaSat. Upon termination (other than for cause), the customer is obligated to pay AsiaSat termination fees based on the remaining contract period and the specific contractual terms. In addition, the transponder utilization agreements generally provide for a specified reduction in the utilization fees if transponder service is interrupted for reasons not caused by the customer or by outages due to the effects of the sun or other reasons beyond the control of AsiaSat. If such service interruptions continue without correction and AsiaSat is unable to provide suitable alternative capacity, the customer is entitled to terminate the transponder utilization agreement without further obligation to AsiaSat. Under the terms of the transponder utilization agreements, AsiaSat generally is not liable for the lost profits or other indirect or consequential damages of any customers.

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

Customer Technical Qualifications and Support

Before uplink communication with its satellite is permitted, AsiaSat’s customers are required to meet AsiaSat’s strict engineering performance and operations specifications. The purpose of these requirements is to confirm that the customer’s equipment operates within AsiaSat’s specifications in order to minimize interference with other customers on the same satellite or users on neighboring satellites. AsiaSat’s engineers advise the customer with respect to the adjustments required to be made to the customer’s equipment in order to minimize interference.

AsiaSat provides technical support to its customers. AsiaSat helps customers determine and evaluate their equipment configuration, carrier modulation, bandwidth and power requirements, design their networks and calculate link budgets.

AsiaSat’s Carrier Monitoring System (CMS) was designed and implemented by AsiaSat to monitor and measure communications parameters from AsiaSat’s Tai Po Satellite Earth Station.

The CMS is also used to assist in customer earth station qualification and analysis of anomalies. The CMS measures power, frequency, bandwidth, carrier-to-noise ratio and other communications performance characteristics.

Insurance

AsiaSat has satellite in-orbit insurance for AsiaSat 3S and AsiaSat 4 and plans to obtain such coverage for AsiaSat 5. AsiaSat 2 is no longer insured for in-orbit failures. See “—Satellites—AsiaSat 2”. There can be no assurance that AsiaSat will be able to obtain insurance in the future on terms satisfactory to AsiaSat. See “Key Information—Risk Factors—Limitations on Warranties and Insurance” under Item 3.

There are circumstances in which AsiaSat’s insurance will not fully reimburse AsiaSat for its expenditures with respect to launching a replacement satellite, such as when the cost of the construction and launch of a replacement satellite exceeds the aggregate amount of coverage provided by AsiaSat’s insurance policy. The amount of AsiaSat’s insurance also will not compensate it for business interruption and similar losses (including, among other things, loss of market share, loss of revenue and incidental and consequential damages) which might arise from a full or partial launch failure or a failure of a satellite to perform to specifications. In addition, AsiaSat’s insurance policies include standard commercial satellite insurance provisions and customary exclusions including, among other things, exclusions from losses resulting from

•	military or similar actions,

•	terrorism,

•	laser, directed energy, or nuclear anti-satellite devices,

•	insurrection and similar acts or governmental action to prevent such acts,

•	governmental confiscation, nuclear reaction or radiation contamination or

•	willful or intentional acts of AsiaSat or its contractors.

Satellite in-orbit insurance covering a specified period after launch of a satellite is typically purchased together with launch insurance. Subsequent satellite in-orbit insurance is typically purchased on an annual basis. Satellite in-orbit insurance, which has historically cost less than three percent of the insured value of a satellite on an annual basis, provides protection against partial or total loss of a satellite’s communications capability, including loss of transponders, power or ability to control the positioning of the satellite and reduction in the useful life of the satellite.

AsiaSat renewed in-orbit insurance for AsiaSat 3S and AsiaSat 4 in the amount of HK$608.4 million (US$78 million) and HK$1,146.6 million (US$147.0 million), respectively, at a combined cost of approximately HK$35.5 million (US$4.2 million) for the twelve month period beginning March 21, 2008. The policy for AsiaSat 3S and AsiaSat 4 contained standard commercial satellite insurance provisions and customary exclusions. In the case of AsiaSat 4, it also contains an exclusion for losses in the event of a failure of XIPS (Xeon Ion Propulsion System) on the satellite. A failure of the XIPS system could result in a reduction of the satellite’s life to less than 15 years. During the time when insurance for XIPS is unavailable, AsiaSat has an alternative arrangement in place to cover the risk of an XIPS failure. Such arrangement will allow AsiaSat to purchase a replacement satellite for AsiaSat 4 at a pre-agreed price adjusted based on the timing of the XIPS failure. The replacement satellite would be delivered in-orbit before the end of life of AsiaSat 4. See “Key Information – Risk Factors – Limited Life of Satellites” under Item 3.

Sales and Marketing

Our sales and marketing department, which had 32 employees (including two general managers) as of December 31, 2007, is divided into two groups, one of which serves China and the other serves the remainder of the world. Our senior executive officers, including the Chief Executive Officer and Deputy Chief Executive Officer, are directly involved in marketing to key broadcasting and telecommunications customers. Marketing activities include customer visits, selected trade events and presentations at industry conferences.

Employees

As of December 31, 2007, the number of our permanent employees increased to 142 from 102 as of December 31, 2006. The increase came primarily from the acquisition of SpeedCast in 2007. Among these total 142 permanent employees, 9 were in management, 41 were in engineering and operations and 32 were in sales and marketing. The remaining 43 employees were from SpeedCast and the other 17 employees were engaged in administrative, accounting, legal, regulatory and clerical activities. We have 114 employees in Hong Kong (including 1 employee for Skywave TV and 29 employees for SpeedCast), 14 employees in Beijing and 14 employees of SpeedCast in Malaysia. We believe our relations with our employees are good. See “Directors, Senior Management and Employees – Employees” under Item 6.

Share Award Scheme

On August 22, 2007, the Board approved the establishment of a restricted share award scheme, or the Share Award Scheme, having previously approved the creation of such a scheme in principle in 2005. The objective of the Share Award Scheme is to enhance our competitiveness in attracting and retaining the best senior staff for the development of our business. Under the Share Award Scheme, Shares will be granted to our eligible employees or any eligible employees of our subsidiaries. Any Shares so granted will vest after a certain period or lapse under certain circumstances as set out in the rules of the Share Award Scheme. The number of Shares to be awarded under the Share Award Scheme shall not exceed 3% of our total issued Shares as of August 22, 2007. We have appointed Equity Trust (Jersey) Limited to be the trustee to purchase and hold the shares granted upon trust to facilitate the servicing of the Share Award Scheme for the benefit of our eligible employees.

Competition

AsiaSat was founded in the late 1980s to serve the Asian regional satellite communications market. While global satellite communications demand was satisfied by Intelsat, Ltd. (the company formed in connection with the privatization of the former International Telecommunications Satellite Organization, an intergovernmental cooperative of more than 140 member nations that owned and operated a global communications satellite system) and several Asian countries that had developed domestic satellite communications, there was no supplier of Asian region-wide satellite communications. Since the launch of AsiaSat’s first satellite in 1990, a number of international, regional and domestic satellite operators have entered the Asian regional market. Our primary market is Asian intra-regional broadcasting and telecommunications.

International, Regional and Domestic Systems

The business in which we operate is highly competitive. The satellite services we provide are used by customers primarily for point-to-multipoint communication (principally television broadcasting, private communication network, Internet and multimedia). We compete with several international, regional and domestic satellite companies operating in the Asian region. Many of these competitors have long-standing customer relationships and are substantially larger in fleet size, and have financial resources that are substantially greater, than ours. We believe that our ability to compete with these businesses depends on our existing customer relationships and the quality of our customer service, our reputation as a reliable operator of commercial satellites and the technical advantages of our satellites.

Restrictions on Foreign Ownership

In many cases customers are required by the laws of their countries to use a state-owned or locally-owned satellite system for domestic communications. These legal requirements prevent us and other regional satellite companies from competing freely and fairly to provide transponder capacity to these potential customers. In addition, AsiaSat currently has entered into transponder utilization agreements for full transponders or partial transponders with various purely domestic users in several countries. These customers could be lost if monopolies were granted to state-owned or locally-owned satellite systems. Many of the domestic systems are planning to add at least some regional transponders targeting areas outside of their countries to their next generation of satellites. See “Key Information – Risk Factors – Risk of Limited Market Demand and Increasing Competition – Competing Systems and Satellites” under Item 3.

Other Satellite Systems

Other existing and proposed organizations are competing or might consider competing in the Asian regional market. Some existing competitors offer low-cost, high performance transponders which compete directly with AsiaSat’s satellites, while other potential competitors offer low-cost, low-performance transponders which do not compete directly with AsiaSat’s high-performance transponders. New organizations face significant barriers to entry including scarcity of orbital slots and high cost of entry.

Fiber Optic Systems

Fiber optic systems have been widely installed within the region for point-to-point trans-oceanic communications. In addition, point-to-point fiber optic connections between cities in Asia are common. As fiber optic coverage increases, the competitiveness of satellites for point-to-point communications will diminish.

Transponder Oversupply

The supply of transponders in the region continues to exceed the demand for transponders. We believe that this imbalance cannot be corrected until the achievable growth in demand as driven by global economic growth and new applications and services are not overridden by the increase in new capacity. See “Key Information – Risk Factors – Risk of Limited Market Demand and Increasing Competition” under Item 3.

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

Hong Kong Regulation

As an operator of privately owned satellites, AsiaSat is subject to the regulatory authority of Hong Kong through AsiaSat’s principal regulator, OFTA.

AsiaSat’s satellite operations are principally regulated by the Outer Space Ordinance (Chapter 523 of the Laws of Hong Kong) (the “Outer Space Ordinance”). The Outer Space Ordinance applies to all Hong Kong nationals and entities incorporated under the laws of Hong Kong, including AsiaSat. This prohibits any such person from, among other things, launching or procuring the launch of a satellite, or operating a satellite, without obtaining an appropriate license. The Outer Space Ordinance stipulates that any such license shall describe the activities authorized by it and also provides that licenses may be granted subject to conditions specified therein. The conditions may include, among other things, basic orbital parameters (which include requirements to obtain advance approval for any intended deviations and to notify any unintentional deviation), requirements to avoid interference with the activities of other users of outer space and requirements not to cause actions which may give rise to liabilities on the part of China and Hong Kong. Breach of any such conditions can give rise to a right of revocation of the relevant license.

In Hong Kong, while the granting of the Outer Space License has to be endorsed by the Chinese authorities, the ultimate authority to grant other licenses and otherwise to administer the Outer Space Ordinance is vested in the Chief Executive of Hong Kong, acting in coordination with the Executive Council of Hong Kong. In practice, all relevant matters are dealt with on a day-to-day basis by and through OFTA. AsiaSat has the benefit of existing licenses covering current and future operation of each of AsiaSat 2, AsiaSat 3S and AsiaSat 4, subject to the conditions of the respective licenses. Each of these licenses was formally granted shortly before or after launch of the satellite concerned following a period of consultation between AsiaSat and OFTA.

In addition to the regulatory regime to which our outer space operations are subject, our earth station operations involve the operation and use of telecommunication apparatus at and from its earth stations at Stanley and Tai Po, Hong Kong. An earth station includes the antennas, receivers, transmitters and other equipment needed on the ground to transmit and receive satellite communications signals. Establishment, possession and use of such telecommunication apparatus our earth stations in Hong Kong are regulated by the Telecommunications Ordinance. AsiaSat has the benefit of licenses granted under the Telecommunications Ordinance covering all its TT&C operations (which refers to a land based facility that monitors and controls the position of the satellite in-orbit), as well as monitoring and testing functions, for each of AsiaSat 2, AsiaSat 3S and AsiaSat 4, subject to the terms and conditions of the respective licenses. The licenses require AsiaSat, among other things, to avoid harmful interference to other telecommunication apparatus operating within or outside Hong Kong and to ensure compliance with all relevant requirements of the International Telecommunication Convention (and any other international telecommunication agreements which may from time to time be acceded to by or on behalf of, or applied to, Hong Kong). Such licenses for AsiaSat 2 and AsiaSat 3S were formally granted contemporaneously with the grant of the licenses under the Outer Space Ordinance. In contrast, because we successfully won a bid for a Telecommunication License from OFTA allowing BSS frequencies to be incorporated into the payload of AsiaSat 4, the license for AsiaSat 4 under the Telecommunications Ordinance was granted prior to the completion of AsiaSat 4. See “—AsiaSat 4.” For a further discussion on the Telecommunication License, the FC license and the non-domestic television program service license, see “—Services and Customers – Expanded Services and Other Businesses.”

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

Overseas National Telecommunications Authorities

Our customers in many of the countries covered by our satellites must have authorization from the countries in which they or their uplink facilities are located in order to use our satellites. Some countries also require licenses for receiving earth stations. The laws and regulatory requirements regulating access to satellite systems vary from country to country. Some countries have substantially deregulated satellite communications, making customer access to our satellites a relatively simple procedure, while other countries have maintained strict monopolistic regimes. The application procedure for access to satellite systems can be time-consuming and costly and the terms of the licenses vary among different countries. Although AsiaSat believes its customers presently hold the requisite licenses and approvals in all relevant countries, there may be instances of non-compliance of which AsiaSat is not aware. Although AsiaSat does not believe these regulatory schemes will prevent it from pursuing its business, there can be no assurance that such licenses and approvals are or will remain sufficient in the view of foreign regulatory authorities and that these authorities will not discourage or prevent potential customers from utilizing transponders on AsiaSat’s satellites.

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

There are no specific restrictions on satellite operators providing services in Australia. A radio communications license may be issued to a satellite operator specifically to authorize transmissions (a Space License) or one may be issued specifically to authorize reception of transmissions (a Space Receive License). The satellite itself must be either an Australian or foreign space object as determined by the Australian Communications and Media Authority (ACMA). AsiaSat’s satellites are determined as foreign space objects by ACMA. When the space stations are licensed via the space segment, the operation of ubiquitous earth stations that are communicating with them may be authorized by another class license. AsiaSat has appointed an authorized nominated carrier for its Ku-band Australian transponders in Australia.

In Thailand, Shin Satellite’s 8-year monopoly (which is part of a 30 year concession from the government) ended in 1999. At present, satellite activities in Thailand are authorized and controlled by the National Telecommunications Commission of Thailand.

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

With respect to telecommunications, Chinese regulations stipulate that all matters relating to the lease or the procurement of the use of foreign satellite transponders are under the Ministry of Information Industry’s jurisdiction. Domestic users must apply to the Ministry of Information Industry to lease or procure the use of such transponders.

These legal requirements may prevent us and other regional satellite companies from competing to provide transponder capacity to these potential customers. There can be no assurance that other countries in the Asian region, including countries in which we already have customers, will not impose similar requirements to use state or locally-owned satellites in the future. The imposition of such requirements could adversely affect our results of operations. See “Risk Factors – Risk of Not Successfully Renewing Existing Transponder Capacity Agreements or Not Renewing Them on Terms Similar to Their Current Terms or Customers Switching to Other Providers of Satellite Transponder Capacity” under Item 3.

International Telecommunication Union (ITU)

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

The objectives of the Radiocommunication Sector are to ensure rational, equitable, efficient and economical use of, and access to, the radio-frequency spectrum by all radio communication services and all countries. The main instrument of the Radiocommunication Sector is the Radio Regulations, which establishes procedures to be applied by member states. The Radio

Regulations are updated regularly by World Radio Conferences. In between the sessions of the World Radio Conferences, the Radio Regulations Board, a group of elected members, develop Rules of Procedure on the application of the Radio Regulations and also consider other matters that cannot be resolved through a Rule of Procedure. The Radiocommunication Sector also carries out technical studies and develops recommendations and reports on radio communication matters to assist member states and users of the radio-frequency spectrum. The Radiocommunication Bureau was established to facilitate the work of the Radiocommunication Sector, in particular, to facilitate the technical studies, meetings and conferences and the application of the procedures contained in the Radio Regulations. The Radiocommunication Bureau has a group of permanent staff with its headquarters in Geneva, Switzerland.

The Radio Regulations allocates certain frequency bands for various kinds of satellite communication. Frequency bands are often allocated to several alternative services to be shared between them. It also contains procedures to be followed by its member states to ensure that in bringing into use radio communication systems, other users operating in accordance with these procedures are given the required protection.

Details of the ITU, its instruments and working methods can be found in the Constitution and Convention of the ITU, while radio communication matters are dealt with in the Radio Regulations.

Nations are required by treaty to make a filing of their proposed use of satellite orbital slots for geostationary satellites with the Radiocommunication Bureau. After filing an orbital slot request with the Radiocommunication Bureau, other nations are afforded the opportunity to inform the Radiocommunication Bureau of any potential conflicts with their own present or planned use of orbital slots. When a conflict or potential conflict is noted, nations are obligated to negotiate in an effort to coordinate the proposed uses and resolve any interference concerns. The Radiocommunication Bureau, however, has no formal enforcement mechanism, and if nations cannot agree on a resolution, a satellite system may not be entitled to the full interference protection afforded under international law.

The Hong Kong Special Administrative Region is mandated by China to file and coordinate applications made by Hong Kong companies for orbital slots with the Radiocommunication Bureau and to resolve interference concerns. The Chief Executive of Hong Kong has delegated these responsibilities to OFTA. Use of the orbital slots remains subject to the continuing oversight of OFTA and to a variety of regulations generally applicable to all satellite and radio licensees. OFTA has fulfilled its obligation to notify the Radiocommunication Bureau of the proposed use of the orbital slots for all of AsiaSat’s filings, which include filings for AsiaSat 2, AsiaSat 3S, AsiaSat 4 and AsiaSat 5. After AsiaSat 2, AsiaSat 3S and AsiaSat 4 reached their orbital positions and commenced operations, AsiaSat notified OFTA, and OFTA in turn notified the ITU, that AsiaSat 2, AsiaSat 3S and AsiaSat 4, as applicable, were on station and operating as filed with the Radiocommunication Bureau, as coordinated and as authorized by OFTA. The key filings for the orbital locations of all of AsiaSat’s satellites have been entered into or are waiting to be entered into the Master Register of the ITU. This concludes the process for the coordination of the orbital slots for AsiaSat 2, AsiaSat 3S and AsiaSat 4. Moreover, to add more flexibility for the utilization of the payloads of the current and future AsiaSat satellites in positions at 100.5 degrees East, 105.5 degrees East and 122.2 degrees East, additional filings have been submitted to, and are currently being coordinated with, the ITU.

Export Regulation

In June 2000, Lockheed Martin obtained a Technical Assistance Agreement from the State Department to provide technical data and services for in-orbit anomaly support for AsiaSat 2 until December 31, 2009. In February 2001, Boeing obtained a Technical Assistance Agreement to provide technical data and services for in-orbit anomaly support and off-site support services for AsiaSat 3S until 31 December 2009. On July 5, 2000, Boeing obtained a Technical Assistance Agreement to provide necessary technical data to AsiaSat 4 until 31 December 2010. On July 20, 2000, Boeing obtained another Technical Assistance Agreement from the State Department to provide in-orbit anomaly support for AsiaSat 4. See “— Satellites -AsiaSat 4.” In March 2006, Loral obtained a Technical Assistance Agreement from the State Department to provide technical data and services for the AsiaSat 5 program.

Property, Plants and Equipment

Land Facilities

Our executive offices are located in the Sunning Plaza in Causeway Bay, Hong Kong, or Sunning Plaza Premises. The lease covering the Sunning Plaza Premises commenced in April 2008 for a term of three years, renewable for another three years upon completion. The rental amount (excluding rates, air-conditioning and management charges) under the Sunning Plaza Premises lease is approximately HK$6.5million per year. We finance this cost from internal resources.

In March 2000, we opened a representative office in Beijing, China. Our Beijing office entered into a new lease for a period of four years beginning in June 2004. The lease amount is approximately HK$0.7 million per year. At the time of this report, we are in discussion for the signing of a new lease for the representative office in Beijing.

We entered into an agreement with respect to the lease of the Tai Po Site in Hong Kong to support the growth of our business. The Tai Po Site houses the Tai Po Satellite Earth Station, which is the center for coordination of all technical customer-related communication on our satellite, including station testing, outage and trouble shooting and real time scheduling of ad hoc broadcasting services traffic. These services also include uplink, technical support and other value added services. The Tai Po Satellite Earth Station became fully operational in December 2003, and the complex received its final occupation permit from the Hong Kong Building Authority in January 2004. The six full performance antennas (four of 7.3 meters, one of 6.3 meters and one of 11.3 meters) required for TT&C operations have been installed and are operational.

We also lease space from Reach Network (Hong Kong) Limited’s (Reach) for a TT&C facility at their teleport located at Stanley on the south side of Hong Kong Island (Stanley TT&C Facility). This was earlier the only regular TT&C station for the AsiaSat satellites, but has after the establishment of the Tai Po Satellite Earth Station been used mainly as a back-up site.

We are not currently the subject of any actions or proceedings for environmental liabilities. As AsiaSat’s satellites reach their “end of life” and are de-orbited, it is conceivable that we could be subject in the future to actions for environmental or other liabilities resulting from damage caused by these satellites.

Satellite Control Facilities

The Tai Po Satellite Earth Station has been fully operational for more than four years and is now our primary TT&C facility. The Tai Po Satellite Earth Station is connected by dual, diversely routed leased lines to the Stanley TT&C Facility, which has seven full performance antennas (one of five meters, three of six meters, one of nine meters and two of eleven meters). The integrity of the delivery of the our services is achieved through duplicating at the Tai Po Earth Station our circuits and facilities provided at the Stanley TT&C Facility. The combination of Tai Po Satellite Earth Station and the Stanley TT&C Facility have provided a great deal of flexibility and redundancy in ensuring the integrity of the AsiaSat satellite fleet.

AsiaSat’s technical personnel staff the Tai Po Satellite Earth Station 24 hours a day. There are no full-time employees of AsiaSat located at the Stanley TT&C Facility. Reach teleport technicians are responsible for the routine maintenance of the antennas and other equipment located at this facility.

Once a satellite is placed at its orbital location, it is controlled by the Tai Po Satellite Earth Station until the end of its in-orbit life. The TT&C subsystem for each satellite makes it possible for ground control to monitor the position of the satellite in-orbit. AsiaSat’s engineers at the Tai Po Satellite Earth Station periodically correct a satellite’s attitude and conduct east-west and north-south station keeping maneuvers, thus ensuring that AsiaSat’s satellites maintain their proper orientation and orbital position. In addition, commands from the Tai Po Satellite Earth Station can control other functions of the satellite such as switching transponders in and out of service, position a steerable beam, control the charging and discharging of the batteries, activate back-up equipment and engage other control functions.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects.

The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes thereto included elsewhere herein.

Overview

We, through our wholly owned subsidiary, AsiaSat, are a leading provider of high quality satellite transponder capacity in the Asian region. As of December 31, 2007, we had three satellites in operation:

	Position	Utilization Rates(1)		2007	% Change
		2005	2006
AsiaSat 2	100.5° East	40.1%	46.9%	43.7%	-6.8%
AsiaSat 3S	105.5° East	72.7%	74.2%	62.2%	-16.2%
AsiaSat 4	122.2° East	46.5%	48.4%	39.5%	-18.4%
System Utilization		54.0%	57.1%	48.6%	-14.9%

(1)

There were 67 and 71 transponders, respectively, used on all AsiaSat satellites at year-end 2005 and 2006, and there were 61 transponders used on all AsiaSat satellites at year-end 2007. See “– Results of Operations – Utilization Rates.”

Our revenue by industry “segments” consists of provision of satellite telecommunication systems for broadcasting and telecommunication and provision of broadband access services. The factors that drive demand for AsiaSat’s satellite services across the Asian region include video distribution and the provision of telecommunications networks to users who need last mile connectivity over wide geographic coverage at a fixed cost. Satellites can provide this coverage where cable cannot, particularly across the widespread and disparate Asian region.

Factors Affecting our Results

Market Trends

In 2007, there was an increase in regional activity and demand for satellite services after several years of market stagnation. Such market stagnation was prolonged by a combination of very limited demand on one hand, and increased supply by new satellite launches, on the other. In addition, the satellite sector typically lags behind others in responding to overall shifts in the economy and, together, these factors hindered growth in the market and made it extremely competitive.

The adoption of High Definition (HD) technology in Asia in 2007, and the increase in satellite capacity that HD requires, continue to lag behind Europe and the United States. Nevertheless, during 2007, we experienced stronger demand from the television sector for the regional distribution of new television channels. The increase in such demand appears to be driven by the introduction, in many countries, of new distribution methods, including Direct To Home (DTH) satellite television and IPTV delivered by terrestrial broadband networks. These new and competing platforms require innovative and exclusive content to differentiate themselves from their competitors and appear, therefore, to be driving the expansion of the content industry.

As Asian markets develop, governments are recognizing that the television viewing public expects to have choice both in the content available and in its providers. The trend of general expansion, we believe, bodes well for the satellite industry both, directly, in the DTH market and, indirectly, in the distribution of content to these new platforms. The use of satellites to reach remote areas is continuing to grow as governments seek to improve the quality of life in these areas. The types of services provided in these remote areas include mobile phone and internet connections that link into main systems, which has also increased the demand for satellite capacity.

Even though the market stagnation started to change in 2007, we believe that concerns about the economy that have arisen in the United States and Europe in the latter part of 2007 and the early months of 2008 are likely to cause a dampening effect globally, which makes it difficult to predict what the market will be like in the near term.

Also, in the short term, while new DTH services appear to be planned for a number of important areas in the region over the next few years, restrictions on foreign ownership in certain jurisdictions prevent customers from using non-domestic satellites, which creates a barrier to entry by foreign and other regional satellite operators and discourages foreign investment. In the medium- to long-term, we expect additional markets for DTH services to open, in large part based on consumer demand and the inability of local satellite providers to meet that increased demand.

As the region develops, competing platforms will need a growing supply of content, which we expect will also drive the need for greater satellite capacity. We expect that operators will seek to differentiate themselves based on new applications and new technologies, each driving need for additional capacity, and will seek additional capacity for the 2008 Beijing Olympic Games. New technologies are expected to include HDTV, video-to-mobile, and service bundling.

New Satellite Capacity

In 2007, six new satellites that serve parts of the Asia Pacific were launched. This increase brought the total number of satellites covering the region to 81. Two of the new satellites are Chinese, two are from India, one is from Japan and one is from Australia. Together, they have added a total of 60 C-band transponders and 56 Ku-band transponders to the region. While much of this new capacity, particularly Ku band, is designated for national DTH systems and does not compete directly with AsiaSat’s regional business, this added capacity does force other satellite operators operating in those markets to look for alternative markets to sell capacity. These operators compete directly with AsiaSat.

Growth Strategies

Future growth will be built on our commitment in providing our customers with the highest quality of products and services in the industry. This has been recognized in the awards for excellence that AsiaSat has received. With this in mind, AsiaSat is expanding to provide value added services from our Tai Po Site. The addition of an MCPC platform on AsiaSat 3S, to complement our existing AsiaSat 2 MCPC platform, will allow video customers to access the wide viewership of AsiaSat 3S in a more efficient and economical manner. Additionally, more services such as uplinking, fiber backhaul, shared VSAT and turnkey data services will be offered through our SpeedCast subsidiary, which also operates from Tai Po.

While satellite operator consolidation has been slow to materialize in Asia, AsiaSat continues to look for growth through possible acquisitions and organic growth. In some cases these growth objectives can best be achieved by partnerships with operators and service providers in the region.

Maintaining and growing our existing strong customer base is a key growth objective of ours. In 2007, AsiaSat’s success in this area was based on winning new strategic customers and renewing existing customer contracts by maintaining our unmatched standards of delivery and service. Although we needed to bid for all new contracts, our high quality services enabled us to maintain our premium pricing over our competitors. As in previous years, AsiaSat continued to monitor the balance between contract length and lease rates, preferring to sign shorter term contracts in anticipation of increasing lease rates.

Acquisition

In the second half of 2007, we completed the acquisition of SpeedCast, which is engaged primarily in the provision of broadband access services.

Other Recent Developments:

In June 2007, AsiaSat announced the signing of a collaboration agreement with IndiaSign Pvt. Ltd., India’s leading broadcast services provider and systems integrator, to jointly launch a C-band MCPC platform on AsiaSat 2’s pan-Asian coverage beam. It will use a full 36 MHz C-band transponder and will provide customers with a comprehensive and lower-cost alternative to broadcasting video in a single channel per carrier configuration through India Sign’s teleport in New Delhi.

In addition to eliminating customers’ needs to purchase their own MCPC platforms, the entire power of the transponder is used, thus enabling the deployment of smaller receiver dishes, resulting in savings to the end user. This will offer premier broadcasters a one-stop transmission solution to distribute television and radio services to cable and satellite networks, terrestrial stations, hotels and individual home viewers across Asia and Australia.

Our other initiatives include:

•

a contract with US entertainment network E! Entertainment Television Inc. to distribute our network regionally through an MCPC platform on AsiaSat 2’s wide C-band beam operated from our Tai Po Earth Station;

•	a lease with Al-Dawri & Al-Kass Sports Channel of Qatar for an Arabic language sports channel for the region;

•

a lease with Total Media Limited of Pakistan for the use of C-band capacity on AsiaSat 3S to distribute WIKKID Plus. This is Pakistan’s first indigenous children’s channel, offering programmes across Pakistan and 50 other countries in AsiaSat 3S’s footprint;

•

a distribution contract for High Definition (HD) and Standard Definition (SD) versions of LUXE. TV that is operated by Satlink Communications Ltd. in the Middle East region across Asia via AsiaSat 2’s powerful C-band digital platform. LUXE.TV is the world’s first international network focusing on luxury lifestyle that is fully produced in HD; and

•	the launch of a full transponder C-band MCPC technology platform to provide video, audio, data and IP-based broadcast services on AsiaSat 3S at our Tai Po Earth Station.

Our Segments

Prior to 2007, we had one business segment, which was the provision of satellite telecommunication systems for broadcasting and telecommunication. As a result of the acquisition of SpeedCast, we currently have two business segments: satellite telecommunication systems for broadcasting and telecommunication and broadband access services.

Our Principal Line Items

Revenue

Sources. Substantially all of our revenues during the years under review were derived from payments made in respect of transponder utilization agreements and transponder purchase agreements for AsiaSat 2, AsiaSat 3S and AsiaSat 4 and were almost entirely payable in US Dollars. A small portion of our revenue during the year was contributed by SpeedCast, a wholly owned subsidiary that is primarily engaged in the provision of broadband access services. See “Information on the Company – Acquisitions, Joint Ventures and Investments” under Item 4.

AsiaSat’s transponder utilization agreements and transponder purchase agreements in effect as of April 30, 2008 provided for total committed revenue (including a portion of the deposits received in prior periods and that will be recognized as revenue in the applicable future period) of HK$2,432.80 million (US$311.9 million). We expect that most of such committed revenue will be recognized over the remaining terms of the relevant agreements up to 2014, assuming that the agreements are not terminated earlier. See “Information on the Company – Transponder Utilization Agreements” under Item 4. In 2007, approximately 2.6% of our revenue from the provision of transponder capacity was derived from transponder purchase agreements, and the remaining portion was derived from transponder utilization agreements.

Payments under transponder utilization agreements are negotiated with each individual customer and generally are influenced by various factors, including market conditions that drive demand, satellite performance capabilities and the reputation of AsiaSat as a reliable service provider. See “Information on the Company – Business Overview” under Item 4. Generally, in the satellite transponder market, transponders with greater coverage, wider bandwidth, more viewers and higher power have commanded a premium price. These factors will impact our ability to increase charges for transponder capacity in future periods with respect to new and existing agreements.

Segment breakdown. Our primary industry segment is the provision of satellite telecommunication systems for broadcasting and telecommunication. The majority of our revenue is attributable to this business segment. Due to the contracted nature of our revenue stream, year-to-year fluctuations are driven by customer contract renewals and customer movements. See “Information on the Company – Business Overview,” “Information on the Company –Services and Customers – Broadcasting,” “Information on the Company – Services and Customers – Telecommunications,” “Information on the Company – Services and Customers – Multimedia and Internet” and “Information on the Company – Services and Customers – Expanded Services and Other Businesses” under Item 4.

The following table shows a breakdown of revenue by the two business segments:

	Year ended December 31,
	2005 (HK$)		2006 (HK$)		2007 (HK$)
	(in millions, except for percentages)
	Amount	% of Total Revenue		% of Total Revenue	Amount	% of Total Revenue
Provision of Satellite Telecommunication Systems for Broad casting and Telecommunications	879.7	100.0%	929.9	100.0%	917.4	97.7
Provision of Broadband Access Services	—	—	—	—	38.2	4.0%
Intersegment Elimination	—	—	—	—	(16.4)	(1.7)%
Total Revenue	879.7	100.0%	929.9	100.0%	939.3	100.0%

(1)	See “– Results of Operations – Revenues.”

The following table shows the place of incorporation of our customers. However, due to the nature of our business, the places of incorporation of our customers are not reflective of their market activities as broadcasting and telecommunication consumers may be located outside the coverage area of AsiaSat’s satellites.

	Year ended December 31,
	2005 (HK$)		2006 (HK$)		2007 (HK$)
	(in millions, except for percentages)
	Amount	% of Total Revenue	Amount	% of Total Revenue	Amount	% of Total Revenue
Hong Kong	341.7	38.8%	341.6	36.7%	323.3	34.4%
Greater China, including Macau and Taiwan	202.7	23.0%	194.8	21.0%	173.9	18.5%
United States	78.2	8.9%	79.8	8.6%	66.5	7.1%
Australia	27.9	3.2%	37.3	3.4%	48.2	5.1%
United Kingdom	49.4	5.6%	53.2	5.7%	50.5	5.4%
Others	179.8	20.5%	223.2	24.6%	276.9	29.5%

Total Revenue	879.7	100.0%	929.9	100.0%	939.3	100.0%

(1)	See “– Results of Operations – Revenues.”

Revenue Recognition. We recognize revenues from all transponder utilization agreements on a straight line basis over the term of the agreements. As a result of the utilization fee escalation clauses in the transponder utilization agreements, in the early years of the term of any such agreement, revenues are recognized in respect of payments that are not yet due, and in the latter portion of the term of such agreement revenues recognized will be less than payments due under the contract terms. In the aggregate in 2005, there was recognition of revenues under the transponder utilization agreements in excess of payments due under those agreements in the amounts of HK$0.7 million. In 2006 and 2007, the total amount of payments due under the transponder utilization agreements was in excess of revenues recognized under those agreements in the amount of HK$3.5 million and HK$14.9 million (US$1.9 million).

We recognize revenue on the sale of transponder capacity under transponder purchase agreements on a straight-line basis from the date of delivery of the capacity until the end of the design life of the satellite.

Reliance upon a Significant Customer. In the years ended December 31, 2005, 2006 and 2007, approximately 25.7%, 24.3% and 24.1%, respectively, of our revenues were attributable to transponder utilization agreements with STAR. See “Information on the Company – Services and Customers” and “Key Information – Risk Factors –Reliance upon Significant Customer” under Item 3.

Expenses

The components of operating expenses are cost of services, selling, general and administrative expenses and depreciation. Significant components of cost of services include in-orbit insurance, staff costs, satellite operations and turnaround service charges. Significant components of selling, general and administrative expenses include staff costs, office rental expenses, provisioning for doubtful debts, marketing and promotion expenses, business travel expenses, listing expenses, professional fees and amortization of goodwill arising from an acquisition of affiliates.

Staff costs (and associated travel expenses) and office rental expenses are allocated by the Company between cost of services and selling, general and administrative expenses depending on the function of such staff and use of the office space. The cost of services category of operating expenses includes all operating expenses incurred for engineering and the operation of our satellites, including the proportionate amount of office rental expense for the office space used by our engineers and the operations department. All staff, travel and office space expenses not included in cost of services are allocated to selling, general and administrative expenses.

Operating expenses decreased to HK$182 million (US$ 23million) in 2007, from HK$207 million (US$ 27 million) in 2006.

Interest in Associates

We have accounted for our share of profit or loss arising from associates on an equity accounting basis. In the case of a loss, we reflect our share in the income statement with a corresponding write down of our investment in an affiliate. Once the investment has been written down to zero, we will not account for any further loss beyond the amount of the investment. In 2005, 2006 and 2007, we recorded a HK$3.9 million, HK$8.4 million and HK$11.1 million (US$1.4 million) loss, respectively, with respect to our investment in associates, which included amortization of goodwill and impairment loss. As of December 31, 2007, we had fully written off (or provisioned) our investment in Beijing Asia. Beijing Asia still continues its operations.

Taxation

We are subject to Hong Kong Profits Tax on our operations deemed to be located in Hong Kong. We are also subject to overseas tax on our operations in certain of the overseas jurisdictions. The Hong Kong profits tax rate was increased to 17.5% per annum with effect from April 2003. Hong Kong profits tax was previously charged at the rate of 16% per annum.

Under Indian tax regulations, we may be subject to Indian tax on revenues received by us in respect of income from the provision of satellite transponder capacity to our customers for purposes of those customers carrying on business in India or earning income from any source in India.

The Indian tax authorities have assessed us for income tax as follows:

Assessments (HK$ in millions) (approximately)

Assessment Year	1997-98	1998-99	1999-00	2000-01	2001-02	2002-03	2003-04	2004-05	2005-06	Total
	20.0	23.0	22.0	14.0	29.0	38.0	50.0	58.0	46.0	300.0

We have filed appeals for each of the assessment years 1997-98 to 2005-06. No assessment has yet been made for the 2006-07 or 2007-08 assessment years. The Income Tax Appellate Tribunal, or the Tribunal, in an earlier appeal filed against the original assessment for the assessment year 1997-98 held that we are liable for Indian tax under certain circumstances. We do not believe that we are liable for the Indian tax as held by the Tribunal and filed an appeal against the Tribunal’s decision. The tax authorities have also filed an appeal against the Tribunal’s decision. Both appeals have been admitted by the High Court and are pending.

In order to obtain a stay of recovery proceedings, we made payments as follows and we recorded these payments as an asset as we believe that the amounts are recoverable:

Payment to Stay Recovery Proceedings (HK$ in millions) (approximately)

Assessment Year	1997-98	1998-99	1999-00	2000-01	2001-02	2002-03	2003-04	2004-05	Total
	13.0	14.0	11.0	9.0	20.0	27.0	39.0	34.0	167.0

In addition, based on the general principles set forth by the Tribunal, the amount of income taxable in India depends on the payments made by our customers to us for the purpose of those customers carrying on business in India or earning income from any source in India. As such information is proprietary in nature and has not been provided by our customers, we cannot reasonably estimate the taxable income and therefore also cannot estimate the amount of Indian income tax for which we may become liable. Accordingly, no provision has been recognized for Indian income tax in financial statements. Furthermore, as stated above, we filed an appeal against the Tribunal’s decision. The appeal has been admitted by the High Court and is pending before the High Court.

Results of Operations

Our revenues for 2007 amounted to HK$939.3 million, an increase of HK$9.4 million compared to that of 2006. Revenues for 2006 amounted to HK$929.9 million, and increase of HK$50.2 million over revenues of HK$879.7 million in 2005.

Operating profit increased from HK$420.5 million in 2005 to HK$517.5 million in 2006 and to HK$568.0 million in 2007. Operating profit as a percentage of revenues increased in 2007 to 60.5% from 55.6% in 2006, which in turn increased from 47.8% in 2005.

The following table sets forth, for the periods indicated, the percentage of revenues represented by certain income and expense items in our consolidated statement of operations.

	Year ended December 31,
	2005	2006	2007
Revenues	100%	100%	100%
Cost of services	(47.6)	(44.2)	(42.9)

	52.4	55.8	57.1
Other gains – net	4.9	10.0	11.7
Administrative expenses	(9.5)	(10.2)	(8.3)

Operating profit	47.8	55.6	60.5
Finance costs	—	—	—
Share of results of associates (including goodwill amortization)	(0.5)	(0.9)	(1.2)
Impairment loss recognized in respect of goodwill of associates	—	—	—

Profit before taxation	47.3	54.7	59.3
Taxation	(5.8)	(5.9)	(5.7)

Profit for the year	41.5	48.8	53.5

Revenues

Revenues in 2007 increased 1.0% to HK$939.3 million from HK$929.9 million in 2006, which in turn increased 5.7% from HK$879.7 million in 2005. The revenues in 2006 included a one-time receipt of HK$49.9 million for early termination of contracts, compared to HK$11.7 million for early termination in 2007. This was offset by the acquisition of SpeedCast during the second half of 2007, which contributed HK$38.2 million to revenues. Excluding the revenues reported in 2006 for early termination of contracts, underlying revenues in 2006 was essentially unchanged from 2005.

Utilization Rate. As of December 31, 2007, the overall total utilization rate of AsiaSat 2, AsiaSat 3S and AsiaSat 4 decreased 8.5% to 48.6% from 57.1% at the end of December 2006, which in turn increased from the overall total utilization rate of 54.0% as of December 31, 2005. See “—Overview.” There were 67, 71 and 61 transponders utilized on all AsiaSat’s satellites at year-end 2005, 2006 and 2007, respectively. This utilization rate did not include the transponder capacity used for occasional service on an ad-hoc basis and it was difficult for us to quantify this usage and translate it into equivalent transponders. The revenue generated from occasional service was HK$50 million in 2007, representing approximately 5% of revenue. The increases in the total utilization rates in 2006 and 2007 from the previous year was the result of the leasing of additional transponders to new and existing customers. See “Key Information – Risk Factors – Risk of Technological Changes” and “Key Information – Risk Factors – Risk of Limited Market Demand and Increasing Competition” under Item 3.

Utilization rates and the fees derived from our satellites are determined by the terms of our transponder agreements rather than the transponder capacity actually used by our customers at any given time. The fees derived from satellites for video broadcasting services varies depending, in part, on whether the satellite has an established viewer base. See “Information on the Company – Business Overview” under Item 4.

Cost of Services. Cost of services in 2007 decreased 1.8% to HK$403.1 million (US$51.7 million) from HK$410.6 million, which in turn decreased 2.0% from HK$419.0 million in 2005. The reduction in 2007 was due primarily to savings in in-orbit insurance, partially offset by the inclusion of cost of services of SpeedCast. The decrease in 2006 was due mainly to savings in the premium on self-insuring AsiaSat 2 following the imposition of unacceptable exclusions upon renewal of the in-orbit insurance. See “Key Information – Risk Factors – Risk of Loss or Damage to Satellites, Ground Based Satellite Control Equipment or Satellite Stations from Acts of War, Terrorism, Electrostatic Storm, Space Debris and Other Natural Disasters and Limitations on Warranties and Insurance” under Item 3.

Administrative Expenses. Administrative expenses in 2007 decreased 17.8% to HK$77.7 million (US$9.9 million) from HK$94.6 million in 2006, which in turn increased 12.8% from HK$83.9 million in 2005. The decrease in 2007 was mainly due to a decrease in bad debt written off. The increase in 2006 was due primarily to an increase of headcount and salary revisions, and provisions for performance bonus, leave compensation and long-term incentives.

Other Gains - Net. Other gains consists primarily of interest income. Interest income in 2007 increased 17.8%% to HK$109.2 million from HK$92.7 million in 2006, which in turn increased 112.6% from HK$43.6 million in 2005. The increases in interest income in 2007 and 2006 were due to larger cash balances and higher interest rates on term deposits.

Profit Before Income Tax

Profit before income tax in 2007 increased 9.4% to HK$556.9 million (US$71.4 million) from HK$508.9 million in 2006, which in turn increased 22.2% from HK$416.5 million in 2005. The increase in 2007 resulted from higher revenues and higher interest income and decreases in cost of services and administrative expenses in 2007. The increase in 2006 resulted from higher revenues and higher interest income in 2006.

Income Tax Expense

Income tax expense in 2007 decreased 2.8% to HK$54.0 million (US$6.9 million) from HK$55.5 million in 2006, which in turn increased 8.2% from HK$51.3 million in 2005. A significant portion of our profit is treated as earned outside Hong Kong and is not subject to Hong Kong Profits Tax. Hong Kong Profits Tax is calculated at 17.5% of the estimated assessable profit for the year. For the years 2005, 2006 and 2007, the effective tax rates were 12.3%, 10.9% and 9.7%, respectively.

Overseas tax is calculated at approximately 5% to 20% of the gross revenue earned in certain of the overseas jurisdictions. We currently have a tax dispute with the Indian tax authority. Further details are set out above under Taxation and in notes 24 and 32 to the consolidated financial statements.

Profit Attributable to Equity Holders of the Company

Profit for the year in 2007 increased 10.9% to HK$503.4 million (US$64.5 million) from HK$454.0 million in 2006, which increased 24.0% from HK$366.2 million in 2005. This increase was mainly attributable to a few one-time receipts with the balance coming from interest income. Reasons for 2005-06 were mainly attributable to one-time receipts with the balance coming from interest income.

Liquidity and Capital Resources

Sources of Financing

Our principal use of capital during 2007 was the payment of dividends, profits tax, capital expenditure related to the construction of AsiaSat 5 and the acquisition of SpeedCast. These payments were financed through cash flow generated from operating activities.

Cash flow generated from operating activities was more than sufficient to meet these payments. We generated a net cash inflow of HK$309.0 million (2006: HK$343.9 million) and remained debt free in 2007.

The satellite business is highly capital intensive. Our ability to meet our future debt obligations, if any, will be dependent on a number of factors, including cash flow from operations, our ability to secure future financing, if needed, and the useful lives of our satellites. See “— Planned Capital Expenditures”

Planned Capital Expenditures

We anticipate the need for additional capital to fund the construction and launch of AsiaSat 5.

The following table sets forth our planned major capital expenditures for the periods indicated. Actual capital expenditures may differ from the amounts indicated below (in millions):

	2008 HK$	2009 HK$	2010 HK$	2011 HK$	2012 HK$	Total HK$	Total US$
AsiaSat 5	340.1	394.2	—	—	—	734.3	94.1
AsiaSat 3S Replacement	—	—	390.0	624.0	936.0	1,950.0	250.0
Others	47.9	12.5	20.8	22.3	23.5	127.0	16.3
Skywave TV	0.4	1.0	—	1.0	0.5	2.9	0.4
SpeedCast	64.7	38.4	51.8	41.3	42.1	238.3	30.5
Total	453.1	446.1	462.6	688.6	1,002.1	3,052.5	391.3

AsiaSat 5 is currently under construction for launch in 2009 to replace AsiaSat 2 at the end of its useful life. The total costs for the construction and launch of AsiaSat 5 is estimated to be approximately HK$1,404.0 million (US$180.0 million). The planned capital expenditures indicated as “Others” in the table above consist of those planned for furniture and fixture, office equipment, equipment and building upgrade at the Tai Po site, motor vehicles, new business and test equipment and tools.

Contractual Obligations

As of December 31, 2007, we had various contractual obligations which are more fully disclosed in Note 34 to our consolidated financial statements. The following table aggregates our contractual obligations as of December 31, 2007:

	Payments (or other obligations which may become due) by period (HK$ in millions)
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Repairs and Maintenance and Capital Expenditure	795.4	403.2	392.2	—	—
Operating Lease Obligations	23.7	6.8	16.9	—	—

Total Contractual Obligations	819.1	410.0	409.1	—	—

Asset Retirement Obligation	2.5	2.5	—	—	—

AsiaSat leases its premises under non-cancelable operating leases. At December 31, 2007, commitments for future minimum lease payments which fall due in 2008, 2009 and subsequent years are HK$6.8 million and HK$16.9 million, respectively.

In the ordinary course of its business, AsiaSat enters into commercial commitments for various aspects of operations, such as repair and maintenance. However, we believe that those commitments will not have a material effect on our financial condition, results of operations or cash flows.

Cash Flows

We have generally financed our short-term working capital requirements from cash provided by operations. We have not borrowed any amounts for the last three years. We had cash and cash equivalents of HK$1,635.5 million, HK$1,979.5 million and HK$2,288.4million (US$293.4 million) as of December 31, 2005, 2006 and 2007, respectively.

Net cash generated from operating activities was HK$514.4 million, HK$698.5 million and HK$637.4 million (US$81.7 million) in 2005, 2006 and 2007, respectively. In 2006, the increased level of net cash provided by operating activities resulted primarily from one-off receipts of HK$50 million ( US$6.4 million) . In 2007, the decreased level of net cash provided by operating activities resulted primarily from the reason stated above.

Net cash used in investing activities was HK$23.4 million, HK$218.0 million and HK$204.2 million (US$26.2 million) in 2005, 2006 and 2007 respectively. Expenditures on AsiaSat 5 were HK$297.4 million and HK$251.7 million in 2006 and 2007 respectively. Expenditures on other property and equipment were HK$23.7 million, HK$9.3 million and HK$9.6 million in 2005, 2006 and 2007, respectively.

Net cash used in financing activities was HK$136.6 million, HK$136.6 million and HK$124.3 million (US$15.9 million) in 2005, 2006 and 2007, respectively. In 2005, 2006 and 2007, net cash used in financing activities primarily consisted of dividend payments.

We have sufficient working capital to cover our planned capital expenditures and other operating needs. See “— Planned Capital Expenditures.” We had working capital of HK$1,461.1 million at December 31, 2005, working capital of HK$1,770.9 million at December 31, 2006, and working capital of HK$2,049.9 million (US$262.8 million) at December 31, 2007.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or resources that are material to investors.

Exchange Rates

During the past three years, almost all of our revenues, all of our premiums for satellite insurance coverage and substantially all our capital expenditures were denominated in US Dollars. Our remaining expenses were primarily denominated in HK Dollars during these periods. As of December 31, 2007, almost all of AsiaSat’s transponder utilization agreements, transponder purchase agreements and obligations to construct and launch satellites and to purchase TT&C equipment were denominated in US Dollars.

Inflation

Inflation has not materially affected our operations during the past three years.

U.S. GAAP Reconciliation

Our financial statements are prepared in accordance with HKFRS, which differs in certain material respects from U.S. GAAP. The following table sets forth a comparison of our net income and shareholders’ equity in accordance with HKFRS and U.S. GAAP.

	2005 HK$	2006 HK$	2007 HK$	2007 US$
	(in millions)
Net income in accordance with:
HKFRS	366.2	454.0	503.4	64.5
U.S. GAAP	358.8	446.3	496.0	63.6
Shareholders’ equity in accordance with:
HKFRS	4,104.2	4,421.6	4,802.8	615.7
U.S. GAAP	4,138.9	4,448.7	4,822.5	618.3

Note 37 to our consolidated financial statements provides a description of the principal differences between HKFRS and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of certain items, including net income and shareholders’ equity. Differences between HKFRS and U.S. GAAP that have a material effect on our Company’s net income and shareholders’ equity as reported under HKFRS relate to capitalization of interest, borrowing costs and deferred taxation.

Recent U.S. Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), an Interpretation of SFAS 109, Accounting for Income Taxes. FIN 48 was issued to clarify the accounting for uncertainty in tax positions taken or expected to be taken in a tax return. Under FIN 48, the tax benefit from an uncertain tax position may be recognized only if it is more likely than not that the tax position will be sustained upon examination by tax authorities. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The management has assessed that this interpretation has no impact on us as Indian tax and PRC withholding taxes are based on revenue, rather than income taxes to which FIN 48 is more appropriately applied.

In September 2006, the FASB issued FAS 157, Fair Value Measurements. FAS 157 provides guidance on the measurement of fair value in US GAAP and expands fair value measurement disclosures. FAS 157 is applicable whenever other accounting pronouncements require or permit fair value measurements and does not expand the use of fair value in any new circumstances. In February 2008, the FASB issued FASB Staff Position 157-2, Effective Date of FASB Statement 157, which deferred the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for certain nonfinancial assets and nonfinancial liabilities. Examples of nonfinancial assets and liabilities to which the deferral would apply for us include (i) those acquired in a business combination and (ii) goodwill, indefinite-lived intangible assets and long-lived assets measured at fair value for impairment testing. The adoption of SFAS 157 is not expected to have a material effect on our financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (“SFAS 158”). SFAS 158 requires companies to recognize in their balance sheets the funded status of pension and other postretirement benefit plans. Previously unrecognized items under SFAS No. 87, Employers’ Accounting for Pensions, and SFAS No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions, will now be recognized as a component of accumulated other comprehensive income, net of applicable income tax effects. In addition, the measurement date (the date at which plan assets and the benefit obligation are measured) is required to be our fiscal year end. Presently, and subsidiaries do not have any defined benefit pension plans.

In February 2007, the FASB issued FAS 159, The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115 (FAS 159). FAS 159 permits entities to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis. We will apply this standard for annual periods beginning January 1, 2008. We are currently evaluating the potential impact that the adoption of FAS 159 will have on our consolidated financial statements.

In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 (revised 2007), “Business combinations” (“FAS 141R”), which replaces FAS 141. FAS 141R establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. FAS 141R is to be applied prospectively to business combinations for which the acquisition date is on or after an entity’s fiscal year that begins after December 15, 2008. We have not completed our evaluation of the potential impact, if any, of the adoption of FAS 141R on our consolidated financial position, results of operations and cash flows.

In December 2007, Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 160 “Noncontrolling Interests in Consolidated Financial Statements—an amendment to ARB No. 51” (FAS 160). FAS 160 establishes accounting and reporting standards that require the ownership interest in subsidiaries held by parties other than the parent be clearly identified and presented in the consolidated balance sheets within equity, but separate from the parent’s equity; the amount of consolidated net income attributable to the parent and the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of earnings; and changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. This statement is effective for fiscal years beginning on or after December 15, 2008. We have not completed our evaluation of the potential impact, if any, of the adoption of FAS 160 on our consolidated financial position, results of operations and cash flows.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”). The new standard is intended to help investors better understand how derivative instruments and hedging activities affect an entity’s financial position, financial performance and cash flows through enhanced disclosure requirements. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. We are currently in the process of evaluating the impact of adopting this standard

Critical Accounting Policies

Consolidated financial statements are prepared in accordance with HKFRS. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect reported amounts of assets, liabilities, revenues and expenses as well as the disclosure of contingent assets and liabilities. We continually evaluate these estimates and judgments, including those related to estimated useful lives of satellites, impairment losses on satellites, allowance for doubtful accounts, and contingent liabilities related to tax assessments from Indian tax authorities. These estimates and judgments on historical experience and other factors that are believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We identified below the accounting policies that are the most critical to its consolidated financial statements.

Useful Lives of In-Orbit Satellites. We have significant investments in satellites. The carrying value of our in-orbit satellites represented 52%,43.6% and 34.9% of our total assets as of December 31, 2005, 2006 and 2007 respectively. We estimate the useful lives of satellites in order to determine the amount of depreciation expense to be recorded during the reported period. The useful lives are estimated at the time satellites are put into orbit and are based on historical experience with other satellites as well as the anticipated technological evolution or other environmental changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these satellites may need to be shortened, resulting in the recognition of increased depreciation in a future period. Similarly, if the actual lives of satellites are longer than what we had estimated, we would have a smaller depreciation expense. As a result, if our estimates of the useful lives of our satellites are not accurate or are required to be changed in the future, our net income in future periods would be affected.

Realizability of the Carrying Amounts of Long-Lived Assets. We are required to evaluate at each balance sheet date whether there is any indication that the carrying amounts of long-lived assets (primarily its satellites) may be impaired. The recoverable amount is the amount recoverable over the remaining lives of the assets through undiscounted future expected cash flows. If any such indication exists, we should estimate the recoverable amount of the long-lived assets. An impairment loss is recognized based on the excess of the carrying amount of such long-lived assets over their recoverable amounts. The impairment charge is calculated using the discounted present value of the cash flows expected to arise from the continuing use of long-lived assets and cash arising from its disposal at the end of its useful life. The estimates of the cash flows are based on the terms and period of existing transponder utilization agreements, or the Existing Agreements. Likewise, changes in estimated discount rates that result in lower recoverable amounts would result in an impairment loss being recognized.

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

Insurance. For each of our satellites, we obtain insurance covering launch and first-year in-orbit loss at a blended rate. The launch insurance is a one time charge and the in-orbit insurance is recurring in-nature. We capitalize a large portion of the insurance premium relating to the launch as a cost of satellite and amortize the cost over the life of the satellite on a straight-line basis. The small portion of the insurance premium relating to the first-year in-orbit is determined by reference to an indicative rate obtained through an insurance broker in an open market for satellites of similar type and configuration, and is recorded as part of cost of services after commissioning of the satellite. The in-orbit insurance cost usually represents 2% to 3% of the total amount insured for such satellite.

Allowance for Doubtful Accounts. We maintain allowance for doubtful accounts for estimated losses that result from the inability of our customers to make the required payments. We base our allowances on the likelihood of recoverability of account receivables based on past experience and current collection trends that are expected to continue. Our evaluation also includes the length of time the receivables are past due and the general business environment.

If changes in these factors occur, or the historical data we use to calculate the allowance for doubtful accounts as of year-end does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and our future results of operations could be adversely affected.

Contingency Related to Indian Tax Assessments. As of December 31, 2007, the Indian tax authorities have assessed us for tax of approximately HK$300.0 million (US$38.5 million). See “– Taxation.” We did not recognize liabilities in connection with the foregoing assessments as we believe that the criteria for recognition of a loss contingency under the US SFAS 5, “Accounting for Contingencies” and Hong Kong Accounting Standard No. 37 “Provisions, Contingent Liabilities and Contingent Assets” (HKAS 37) were not met. SFAS 5 requires that “an estimated loss from a loss contingency shall be accrued by a charge to income if both of the following conditions are met: (a) information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements; and (b) the amount of loss can be reasonably estimated.” HKAS 37 states that a contingent liability is: (a) a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the enterprise; or (b) a present obligation that arises from past events but is not recognized because: (i) it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation: or (ii) the amount of the obligation cannot be measured with sufficient reliability.

We cannot reasonably estimate the loss that will arise from the assessment since the information needed to calculate such loss (if any) is proprietary to our customers and was not provided to us. Further, we believe we have a reasonable likelihood of success with respect to our appeals against the Tribunal’s decision. Therefore, we believe that the criteria for recognition of a loss contingency under HKAS 37 or SFAS 5 were not met. If we ultimately are held liable for such Indian tax, our future results of operations could be adversely affected.

New Accounting Standards

For a discussion on the newly adopted accounting standards, see Note 2 to our consolidated financial statements.

Research and Development

We do not incur any significant research and development expenditures.

Trend Information and Prospects

Due to the nature of our business with long-term commitments being made for the purchase of satellites and long-term contracts entered into by AsiaSat’s customers, there are no immediate changes from one period to the next which impact AsiaSat’s business. See “Information on the Company – Business Overview” under Item 4. For a further discussion on trends and prospects, see “ – Overview.”

Item 6.	Directors, Senior Management and Employees.

DIRECTORS AND SENIOR MANAGEMENT

Our directors, or the Directors, as of May 8, 2008 are set forth below.

Name	Age	Position	Date First Elected or Appointed Director of AsiaSat (or the Company)	Term of Office
Zeng Xin Mi (1)	57	Chairman (2006-2008) and Director Deputy Chairman (2005-2006) and Director	February 28, 2001	May 17, 2010

Ronald J. Herman , Jr. (2)	45	Deputy Chairman (2007-2008) and Director	March 29, 2007	May 17, 2010

Peter Jackson	59	Director	May 10, 1996	May 8, 2011

William Wade	51	Director	May 10, 1996	May 8, 2011

Yu Cheng Ding (1)	42	Director	January 15, 1999	May 17, 2010

Wei Min Ju (1)	45	Director	October 12, 1998	May 8, 2011

Fai Wong Ko (1)	59	Director	March 11, 2004	May 17, 2010

John F. Connelly (2)	64	Director	March 29, 2007	May 17, 2010

Name	Age	Position	Date First Elected or Appointed Director of AsiaSat (or the Company)	Term of Office
Mark Chen (2)	33	Director	March 29, 2007	May 17, 2010

Nancy Ku (2)	51	Director	March 29, 2007	May 17, 2010

Professor Edward Chen, G.B.S., C.B.E., J.P. (3)	63	Director	May 10, 1996	May 8, 2011

James Watkins (3)	62	Director	June 30, 2006	May 18, 2010

Robert Sze (3)	67	Director	May 10, 1996	May 8, 2011

(1)	Appointed by CITIC.
(2)	Appointed by GE.
(3)	Independent.

Our executive officers as of May 8, 2008 are set forth below.

Name	Age	Position	Date First Elected or Appointed Officer of AsiaSat (or the Company)	Term of Office
Senior Management

Peter Jackson	59	Chief Executive Officer	July 1, 1993	Indefinite

William Wade	51	Deputy Chief Executive Officer	April 15, 1994	Indefinite

Catherine Chang	40	Legal Counsel	January 1, 2003	Indefinite

Liqun Chen	57	General Manager, China	April 14, 1989	Indefinite

Ya Hui Chiu	58	General Manager, Operation	February 13, 1989	Indefinite

Roger Tong	46	General Manager, Engineering	March 3, 2008	Indefinite

Sabrina Cubbon	46	General Manager, Marketing	December 1, 1993	Indefinite

Sue Yeung	44	General Manager Finance and Administration and Company Secretary	January 1, 2007	Indefinite

SpeedCast Limited

Pierre-Jean Beylier	38	Chief Executive Officer of SpeedCast Limited	July 1, 2004	Indefinite

Directors

Our Board of Directors, or the Board, currently consists of 13 Directors. comprising 2 executive Directors, 8 non-executive Directors, and 3 independent non-executive Directors. Action can be taken by a majority of Directors present at a meeting at which a quorum is present. Attendance by six Directors, or such other number as determined by the Directors from time to time, constitutes a quorum. Our Bye-laws provide that any Director may call a board meeting. The Directors all hold office until the next annual meeting of shareholders and until their successors are elected and have qualified.

At the annual general meeting held on May 8, 2008, the terms of Peter Jackson, William Wade, Wei Min Ju, Professor Edward Chen and Robert Sze ended. In the same meeting, resolutions for their re-election were approved.

Executive directors

See “Directors and Senior Management - Senior Management” for information on Peter Jackson and William Wade.

Non-executive directors

Zeng Xin Mi was first appointed as a Non-executive Director of the Company on February 28, 2001. Since then, he acted as Deputy Chairman (2001-2002), Chairman (2003-2004) and Deputy Chairman (2005-2006) of the Board on a rotational basis biennially. For the current term (2007-2008), he acts as Chairman. He is an Executive Director and Vice President of CITIC . He is an Executive Director of CITIC Resources Holdings Limited, Chairman of CITIC USA Holdings Limited, CITIC Australia Pty Ltd, CITIC Resources Australia Pty Limited and Karazhanbaemunai JSC (KBM), and a Director of CITIC United Asia Investments Limited. He also holds executive management positions in several other subsidiaries of CITIC He has over 24 years’ experience in multi-national business, corporate management and various other industries.

Ronald J. Herman, Jr. was first appointed as a Non-executive Director of the Company on 29 March 2007. Since May 2003, he has been the President and CEO of GE Commercial Finance – Equity and Vice President of General Electric Capital Corporation. Prior to this role, he spent 10 years, starting in January 1993, in GE’s headquarters as the general manager of Mergers and Acquisitions. Mr. Herman has worked for GE for 24 years, his entire business career.

Yu Cheng Ding was first appointed as a Non-executive Director of the Company on January 15, 1999. He was the Assistant President of CITIC Securities Company Limited and was with the company from April 1998 to September 2004. CITIC Securities Company Limited is a subsidiary of CITIC engaging in securities and investment banking business. He has been an Independent Non-executive Director of SEEC Media Group Limited since June 2005. He holds a Master of Business Administration degree from the University of Pittsburg and a Doctor of Philosophy degree in Economics from Tsinghua University.

Wei Min Ju was first appointed as a Non-executive Director of the Company on October 12, 1998. He is a Director and the Chief Financial Officer of CITIC and also a Non-executive Director of China CITIC Bank, CITIC International Financial Holdings Limited, CITIC Ka Wah Bank and as Chairman of CITIC Trust and investment Co. Ltd. He served in various management positions in CITIC including Deputy Head and Head of the Finance Department. He has over 20 years of experience in finance and corporate management.

Fai Wong Ko was first appointed as a Non-executive Director of the Company on March 11, 2004. He is the Deputy General Manager of CITIC United Asia Investment Limited, a wholly owned subsidiary of CITIC in Hong Kong and has over 20 years’ experience in banking and finance before joining CITIC.

John F. Connelly was first appointed as a Non-executive Director of the Company on March 29, 2007. He served with GE for over 38 years in a variety of positions. From 1992 to 2001 he served as Chairman and CEO of GE Americom, Inc., which was subsequently sold to SES. In 2001 he was named Vice Chairman of SES, a position he held until March 2007.

Mark Chen was first appointed as a Non-executive Director of the Company on March 29, 2007. He has been the Managing Director of GE Commercial Finance – Equity, Asia Pacific since June 2006. Prior to this role, Mr. Chen held positions as an associate, assistant vice president, vice president and senior vice president in GE Commercial Finance – Equity. Mr. Chen has worked for GE for seven years.

Nancy Ku was first appointed as a Non-executive Director of the Company on 29 March 2007. She is the President and CEO, Asia Pacific of Corporate Financial Services, GE Commercial Finance and has held this position since March 2006. Prior to this role, she was the Managing Director, Asia Pacific of GE Commercial Finance—Equity. Ms. Ku has worked for GE for nine years.

Independent non-executive directors

Professor Edward Chen, G.B.S., C.B.E., J.P., has been an Independent Non-executive Director of the Company since May 1996. He was educated at Hong Kong University (Bachelor of Arts, Master of Social Science) and Oxford University (Doctor of Philosophy) and was President of Lingnan University in Hong Kong. He was a member of the Executive Council of Hong Kong from 1992 to 1997 and Chairman of the Consumer Council from 1991 to 1997. He is now Honourary Chairman of the Press Council, a Director of the First Pacific Company Limited which controls Philippine Long Distance Telephone Company and a Director of The Wharf (Holdings) Limited.

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

James Watkins was appointed as an Independent Non-executive Director of the Company on June 30, 2006. He qualified as a solicitor in 1969 and was for 20 years a Partner in Linklaters, a leading international English law firm. From 1997 to 2003, he was a Director and General Counsel of the Jardine Matheson Group in Hong Kong. He is a non-executive director of a number of Hong Kong and overseas listed companies. He holds a degree in Law from the University of Leeds, United Kingdom. Mr. Watkins has been appointed as the Chairman of Remuneration Committee and a member of the Audit Committee since 30 June 2006. Mr. Watkins does not hold any other positions with the Company or any member of the Group.

Senior Management

Peter Jackson has been an Executive Director and the Chief Executive Officer of the Company since May 1996, having served in that position with AsiaSat since July 1993 prior to the listing of the Company. He has over 30 years’ experience in the telecommunications field. Prior to his appointment as the Chief Executive Officer in 1993, he was employed by Cable & Wireless plc where he held engineering, marketing and management positions and was responsible for several satellite telecommunications ventures. He is a Non-executive Director of Daum Communications Group, a company that is listed in Korea. He has also served on the Board of the Cable & Satellite Broadcasting Association of Asia (CASBAA) in various positions since 1997 and is currently the Treasurer.

William Wade has been an Executive Director and the Deputy Chief Executive Officer of the Company since May 1996, having served in that position with AsiaSat since April 1994 prior to the listing of the Company. He has over 23 years’ experience in the satellite and cable television industry. He speaks Mandarin Chinese and holds a Bachelor of Arts (Honors) degree in Communications from the University of Utah and a Master of International Management degree from Thunderbird - School of Global Management.

Catherine Chang is the Legal Counsel and Assistant Company Secretary of the Company. She joined AsiaSat in 1994 and established the legal department to manage the legal affairs of the Company. Prior to joining the Company, she was a solicitor at Ebsworth & Ebsworth, an Australian law firm. She graduated from the University of New South Wales, Australia with a Bachelor’s degree in Law and a Bachelor’s degree in Commerce, majoring in Accountancy.

Liqun Chen is the General Manager, China, of AsiaSat, in which capacity he is responsible for marketing transponder capacity and managing customer relations in the China market. He was on secondment to AsiaSat from his employer, CITIC, since 1989 and became a permanent employee of AsiaSat in January 1997. He graduated with a Master degree in Business Administration from the University of Leuven in Belgium and a Bachelor of Science degree in Electronics and Industrial Automation from Tsinghua University, China.

Dr. Ya Hui Chiu is the General Manager, Operations, of AsiaSat and he is responsible for the maintaining and operating the Company’s satellites. He has 24 years experience in telecommunications engineering and operations, with the last 20 years being in the satellite communications area. He received his Bachelor of Science degree from the National Taiwan University and his M. Phil and Ph.D. degrees from Yale University, all in physics.

Roger Tong is the General Manager, Engineering, of AsiaSat. He has just joined AsiaSat this year in March replacing Mr. Barry Turner who retired from this position. Mr. Tong has over 20 years of engineering experience in the satellite industry. He has worked in different countries including Hong Kong, China and Canada. Immediately prior to his joining of AsiaSat he was a Technical Consultant to Telesat Canada in which he was responsible for several satellite programs. Mr. Tong holds a Bachelor degree in Computer Engineering and a Masters’ degree in Engineering, both from the McMaster University in Canada. He also holds an MBA degree from the Wilfrid Laurier University also in Canada.

Sabrina Cubbon is the General Manager, Marketing, of AsiaSat and she is responsible for sales and marketing, business development, corporate affairs and market research of the Company. She has over 23 years of marketing experience in the telecommunications industry.

Prior to joining AsiaSat in August 1992, she was employed by Case Communications, a Hong Kong company, between 1987 and 1992 as the Regional Manager, Asia-Pacific, responsible for the sales and marketing activities to multinational clients. She graduated from the University of Manchester, United Kingdom with a Masters’ degree in Electronic and Electrical Engineering, specializing in cryptography. She is also a Non-executive Director of our subsidiary, Skywave TV Company Limited.

Sue Yeung is the General Manager, Finance and Administration, and the Company Secretary of AsiaSat since January 1, 2007. She is a member of the Institute of Chartered Accountants in England and Wales. In 1993, she joined British Telecommunications (HK) Limited or BT and held various senior positions including as the Chief Financial Officer of Smartone in 1999, when BT acquired an equity interest in Smartone. Subsequently, she joined Wavecome Asia Pacific Limited, a company listed in Paris and NASDAQ, as the Regional Finance Director for the Asia Pacific region. Prior to joining AsiaSat, she was the Regional Chief Financial Officer of Pearson Education Asia Limited with the overall responsibilities of its Asian operations. She holds a Bachelor of Science Degree in Chemical Engineering from London University and is a fellow member of Hong Kong Institute of Certified Public Accountants.

SpeedCast Limited

Pierre-Jean BEYLIER, aged 38, has served since July 2004 as the Chief Executive Officer of SpeedCast Limited, a wholly owned subsidiary of SpeedCast and in turn an indirectly wholly owned subsidiary of the Company. Mr. Beylier has led the sales and marketing activities of SpeedCast Limited since 2000. He has over 15 years of international sales and marketing experience. Prior to the joining SpeedCast Limited, Mr. Beylier held various sales and marketing positions with Rhodia, a company listed in Paris, and gained experience in consumer marketing from working at Black and Decker France. He was graduated from the Lyon School of Management and holds a Master’s Degree in Business Administration from the University of Southern California.

There is no family relationship between any director or executive officer and any other director or executive officer of the Company.

COMPENSATION

The aggregate compensation paid by AsiaSat to all our directors and officers for 2005, 2006 and 2007 was approximately HK$27.5 million, HK$40.2 million and HK$43.5, respectively. This compensation in 2007 included payments of HK$0.1 million, HK$0.4 million and HK$0.5 million to SES (a former major shareholder of the Company) and a subsidiary of each of GE and CITIC, respectively, our current major shareholders, for certain Non-Executive Directors representing SES, GE and CITIC.

Certain Service Agreements

Peter Jackson. Mr. Jackson was seconded to the Company by Cable & Wireless plc prior to June 1996, when he entered into a service agreement, or the Jackson Service Agreement, with us pursuant to which he became its Chief Executive Officer.

The Jackson Service Agreement was for an initial fixed term of three years. Following the initial fixed term, the Jackson Service Agreement may be terminated by either party giving not less than 12 months’ notice. Mr. Jackson currently is entitled to a gross annual salary of HK$2.7 million per annum, together with a housing allowance including utilities of up to HK$1.5 million per annum, which up to December 31, 2005 was paid directly by us to the landlord. Mr. Jackson is also entitled to an additional annual bonus based upon our performance. Mr. Jackson is eligible to participate in the Share Award Scheme. He is also entitled to participate in our medical scheme and in our provident fund or any other AsiaSat pension scheme.

Under the terms of the Jackson Service Agreement, Mr. Jackson is restricted for a period of 12 months after the termination of his employment with us from competing with us, attempting to deal with or solicit any of our customers with whom he had dealings during the last 12 months of his employment or employing or attempting to entice away any of our senior employees. Mr. Jackson will not act in any capacity for Cable & Wireless plc under the terms of the Jackson Service Agreement.

William Wade. Mr. Wade was seconded to the Company by Hutchison Whampoa prior to June 1996, when he entered into a service agreement, or the Wade Service Agreement, with us pursuant to which he became our Deputy Chief Executive Officer.

The Wade Service Agreement was for an initial fixed term of two years. Following the initial fixed term, the Wade Service Agreement may be terminated by either party giving not less than six months’ notice. Mr. Wade is entitled to a gross annual salary of HK$2.1 million per annum, together with a housing allowance including utilities of up to HK$1.1 million per annum, which is paid directly by us to the landlord. Mr. Wade is also entitled to an additional annual bonus based upon our performance. Mr. Wade is eligible to participate in the Share Award Scheme. He is also entitled to participate in our medical scheme and our provident fund or any other AsiaSat pension scheme.

Under the terms of Mr. Wade’s service agreement, he is restricted for a period of six months after the termination of his employment with us from competing with us, attempting to deal with or solicit any of our customers with whom he had dealings during the last six months of his employment or employing or attempting to entice away any of our senior employees. Mr. Wade will not act in any capacity for Hutchison Whampoa under the terms of the Wade Service Agreement.

BOARD PRACTICES

Our Board is vested with the broadest powers to perform all acts in our interest. The Board has adopted certain corporate governance guidelines, or the Guidelines, relating to Board membership, Board conduct and Board committee issues.

We have established an audit committee. The committee’s primarily objective is to assist the Board in fulfilling its oversight responsibility with respect to (a) our accounting and financial reporting processes, including the integrity of the financial statements and other financial information provided by us to our stockholders, (b) our compliance with legal and regulatory requirements, (c) the independent auditors’ qualifications and independence, (d) the audit of our financial statements, and (e) the performance of our internal audit function and independent auditors. The audit committee shall (x) have the sole authority and responsibility to select, evaluate and, where appropriate, replace the independent auditors (or to nominate the independent auditors for stockholder approval), (y) approve all audit engagement fees and terms and all non-audit engagements with the independent auditors, and (z) perform such other duties and responsibilities set forth under the Exchange Act and any other applicable independence and regulatory requirements. The audit committee shall also have the sole authority to review in advance, and grant any appropriate pre-approvals, of (i) all auditing services to be provided by the independent auditors and (ii) all non-audit services to be provided by the independent auditors as permitted by Section 10A of the Exchange Act, and, in connection therewith, to approve all fees and other terms of engagement. The audit committee shall also review and approve disclosures required to be included in Securities and Exchange Commission periodic reports filed under Section 13(a) of the Exchange Act with respect to audit and non-audit services.

The audit committee shall have three or more members who shall be independent non-executive directors unless an applicable exemption is available under the rules promulgated by the U.S. Securities and Exchange Commission. The quorum for the committee shall be two voting members. The chairman of the committee shall be appointed by the Board or, if it does not do so, the members of the audit committee shall elect a chairman by a vote of the majority of the voting members of the audit committee. The committee comprises Robert Sze (Chairman), Edward Chen, James Watkins, Wei Min Ju and Mark Chen. Wei Min Ju and Mark Chen have only observer status on the audit committee and are non-voting members nominated by CITIC and GE under an exemption to the independence requirement.

We have also established a remuneration committee. The committee is responsible for, among other things, considering and reviewing the remuneration packages of the executive directors and the emoluments of the non-executive directors prior to approval of award by the Board. The committee also reviews the remuneration packages of our employees. The committee shall have three members and the quorum for the committee shall be two. The chairman of the committee shall be an independent non-executive director and appointed by the Board. The committee comprises James Watkins (Chairman), Wei Min Ju and Nancy Ku.

We have also established a nomination committee. The committee is responsible for, among other things, identifying individuals qualified to become Board members, overseeing the evaluation of the Board and management, and developing and recommending to the Board a set of corporate governance guidelines applicable to us. The committee also develops a Chief Executive Officer succession plan. The committee shall have three members and the quorum shall be two. The chairman of the committee shall be an independent non-executive director and appointed by the Board. The committee currently comprises of Edward Chen (Chairman), Ronald J. Herman, Jr. and Zeng Xin Mi.

We have also established a business development committee. The committee is responsible for reviewing all corporate plans, budgets and any new and ongoing projects or ventures and make recommendations to the Board for consideration and approval. The committee shall have no executive powers. The committee shall have three members who shall be non-executive directors. The committee currently comprises of John F. Connelly (Chairman), Yu Cheng Ding and Fai Wong Ko.

The execution of the policies and decisions of the Board and the daily management of the Company are vested with the management that comprises of the Chief Executive Officer, the Deputy Chief Executive Officer and the General Managers in the functional areas of Engineering, Finance, Marketing and Operations, respectively. Furthermore, the Board mandates the management with the preparation and planning of our overall policies and strategies, as well as decisions reaching beyond the daily management, for discussion and decision by the Board. The management meets on a regular basis on daily business and reports to the Board at every board meeting.

EMPLOYEES

As of December 31, 2007, we had 142 permanent employees, of which 9 employees were in management, 41 employees were in engineering and operations and 32 employees were in sales and marketing. The remaining 43 employees were from SpeedCast and the other 17 employees were engaged in administrative, accounting, legal and regulatory activities. We have 114 employees in Hong Kong, 14 employees in Beijing and 14 employees of SpeedCast in Malaysia.

We do not employ a significant number of temporary employees. We are not party to any collective bargaining agreement. We believe the relations with our employees are good.

On August 22, 2007, the Board approved the establishment of the Share Award Scheme having previously approved the creation of such scheme in principle in 2005. The objective of the Share Award Scheme is to enhance our competitiveness in attracting and retaining the best senior staff for the development of our business. Under the Share Award Scheme, our Shares will be granted to our eligible employees or any eligible employees of our subsidiaries. Any Shares so granted will vest after a certain period or lapse under certain circumstances as set out in the rules of the Share Award Scheme. We have appointed Equity Trust (Jersey) Limited to be the trustee to purchase and hold the shares granted upon trust to facilitate the servicing of the Share Award Scheme for the benefit of our eligible employees.

SHARE OWNERSHIP

Share option scheme

Pursuant to our share option scheme adopted on January 25, 2002, or the Share Option Scheme, the Board may grant options to any of our employees (including officers and directors) or any employees of our subsidiaries to subscribe for our Shares. The subscription price shall be such price as the Board may in its absolute discretion determine at the time of grant but the subscription price shall not be less than whichever is higher of (a) the closing price of the shares as stated in The Hong Kong Stock Exchange Limited’s, or the Hong Kong Stock Exchange, daily quotations sheet on the date of grant; (b) the average closing price of the shares as stated in the Hong Kong Stock Exchange’s daily quotation sheets for the five business days immediately preceding the date of the grant; and (c) the nominal value of a Share.

The completion of the Exchange Transaction on March 29, 2007 resulted in the formation of a new concert group thereby triggering an obligation to launch the unconditional Offers. The Offers for all our Shares and ADSs and outstanding options were launched on May 25, 2007 and closed on June 26, 2007. Upon closing of the Offers, AsiaCo received valid acceptances in respect of approximately 3.56 million share options, representing approximately 93% of the options under the Share Option Scheme.

All the share options issued under Share Options Scheme adopted were exercised, cancelled or lapsed following the completion of the Offers. Accordingly, there are no more outstanding share options as of December 31, 2007.

Share Award Scheme

On August 22, 2007, the Board approved the establishment of the Share Award Scheme for the benefit of our eligible employees.

Pursuant to the rules of the Share Award Scheme, we have set up a trust for the purpose of administering the Share Award Scheme and holding the Shares awarded before the Shares are vested. We will pay cash to the trustee from time to time for the purchase and holding upon trust of the Shares awarded under the Share Award Scheme. Such Shares will then be transferred to the eligible employees upon vesting.

Subject to the rules of the Share Award Scheme, the Board shall determine from time to time the dates on which the Shares awarded under the Share Award Scheme for each grant are to vest in the relevant eligible employees. Initially, the Board determined that the Shares shall generally vest over a five year period in tranches of 25% each on every anniversary date of the grant date starting from the second anniversary date until the fifth anniversary date.

During 2007, a total of 821,584 Shares have been awarded to executive directors and employees at no consideration. The trustee has acquired 46,000 Shares at a total cost (including related transaction costs) of HK$686,000 during 2007. No Shares were vested during the year.

Movement in the number of Shares awarded and their related average fair value were as follows:

	2007
	Average fair value per share	Number of Award Shares
At 1 January		—
Awarded	15.00	821,584

At 31 December	15.00	821,584

Out of total of 821,584 Award Shares, 188,756 were awarded to the executive directors.

The remaining vesting periods of the Award Shares outstanding as at 31 December 2007 are from 0.5 year to 4.5 years.

Item 7.	Major Shareholders and Related Party Transactions.

MAJOR SHAREHOLDERS

The following table sets forth certain information regarding ownership of our voting securities as of May 31, 2007 by (i) all persons who are known by us to be the beneficial owner of more than five percent (5%) of any class of our voting securities and (ii) the total number of any class of our voting securities owned by our officers and directors as a group.

Name	Capacity	No. of ordinary shares in the Company		%
Bowenvale Limited	Beneficial owner	268,905,000		68.74
AsiaCo Acquisition Limited	Beneficial owner	22,269,695	(1)	5.69
Able Star Associates Limited	Interest in controlled corporation	291,174,695	(1) & (2)	74.43
CITIC Group	Interest in controlled corporation	291,174,695	(1) & (2)	74.43
GE Pacific-3 Holdings, Inc.	Interest in controlled corporation	268,905,000	(3)	68.74
General Electric Company	Interest in controlled corporation	291,174,695	(1) & (3)	74.43

(1)

AsiaCo controls 5.69% of our voting rights. AsiaCo is a company owned as to 50% (voting interest) by Able Star (defined below), a wholly-owned subsidiary of CITIC Asia Limited, or CITIC Asia, which in turn is wholly-owned by CITIC Projects Management (HK) Limited, or CITIC Projects, a wholly-owned subsidiary of CITIC Group or CITIC, and 50% (voting interest) by GE Capital Equity Investments, Inc., or GE Equity, an indirectly wholly-owned subsidiary of GE.

(2)

Able Star Associates Limited, or Able Star, controls 50% of the voting rights of Bowenvale. Able Star is wholly-owned by CITIC Asia which in turn is wholly-owned by CITIC Projects, a wholly-owned subsidiary of CITIC.

(3)	GE Pacific-3 Holdings, Inc., or Pacific 3, controls approximately 45% of the voting rights of Bowenvale and other GE affiliates own another 5%. They are all indirect, wholly-owned subsidiaries of GE.

RELATED PARTY TRANSACTION

During 2007, GE became our major shareholder on acquiring approximately 36.84% of our issued share capital. CITIC, our founding shareholder, remains as the other major shareholder with approximately 37.59% of our issued share capital. As of 29 March 2007, SES S.A. (our then other major shareholder) ceased to have a shareholding in the Company, but together with its subsidiary, are still classified as related parties for the year ended 31 December 2007. The remaining 25.57% of the outstanding shares are held by the public.

We have acquired an additional shareholding in SpeedCast during 2007 and SpeedCast became a subsidiary on August 31, 2007 and a wholly owned subsidiary on November 30, 2007.

Certain members of the Board also serve as directors and executive officers of our controlling shareholders. These individuals include Zeng Xin Mi, Wei Min Ju, and Fai Wong Ko in relation to CITIC and Ronald J. Herman, Jr., Mark Chen and Nancy Ku in relation to GE. See “Directors, Senior Management and Employees” under Item 6.

AsiaSat has entered into transactions from time to time with its current and former shareholders, their affiliates and other connected persons (as defined in the Listing Rules of the Hong Kong Stock Exchange). It is our policy that such transactions be effected on terms which we believe to be comparable to those available with unaffiliated parties.

(i) Since 1996, CITIC Guoan Information Industry Company Limited, or Guoan, a subsidiary of CITIC, has entered into capacity agreements to utilize transponder capacity on our satellites from time to time on normal commercial terms for Guona’s provision of domestic private network services within China. CITIC is a major shareholder of the Company. These capacity agreements were not renewed after their respective expiry dates in 2006 The total amount of revenue recognized by us during 2006 from these capacity agreements was approximately HK$1.4 million (US$0.2 million); there was no revenue from these agreements in 2007.

(ii) In 2007 and 2006, respectively, we paid an agency fee of approximately HK$0.45 million (US$58,205) and HK$0.56 million (US$72,307) to CITIC Technology Company Limited, a subsidiary of CITIC, for collecting money from customers in China on our behalf.

(iii) A shareholders’ agreement, or the New Shareholders’ Agreement, dated March 29, 2007, in respect of Bowenvale has been executed by and among GE Pacific-1 Holdings Inc., GE Pacific-2 Holdings Inc., and GE Pacific-3 Holdings Inc., or together as GE Entities, GE, Bowenvale, CITIC and Able Star. Pursuant to the New Shareholders’ Agreement:

•

The GE Entities and Able Star are entitled to instruct Bowenvale in the voting of the AsiaSat Shares held by Bowenvale. If the instructions of Able Star and the GE Entities are the same, Bowenvale will vote all of its AsiaSat Shares according to their common instruction. If their instructions are different, the New Shareholders’ Agreement provides for deadlock resolution mechanisms which, if unsuccessful, would allow either CITIC Group or GE to terminate the New Shareholders’ Agreement. Following a termination of the New Shareholders’ Agreement, the parties must cause the transfer or distribution of each shareholder’s attributable AsiaSat Shares held by Bowenvale. Until such transfer or distribution, Bowenvale must vote according to each shareholder’s instructions the AsiaSat Shares held by Bowenvale attributable to such shareholder. Notwithstanding such arrangements, certain material corporate events involving us may not occur unless each of the GE Entities and Able Star consents, and each of them agrees to vote, or cause Bowenvale to vote, its AsiaSat Shares accordingly.

•

The rights of each of the GE Entities and Able Star to dispose of their Bowenvale shares, and to require Bowenvale to dispose of their attributable AsiaSat Shares, are subject to certain consent rights held by the other party. After the third anniversary of the date of the completion of the Exchange Transaction, each of the GE Entities and Able Star will be entitled to dispose of all or any part of their holding of Bowenvale shares subject to the prior written consent of the other party to the New Shareholders’ Agreement, which consent shall not be unreasonably withheld.

•	The parties have certain listing and registration rights.

•

Each of the GE Entities and Able Star have the right to receive and the power to direct the receipt of dividends received by Bowenvale in respect of, or the proceeds from the sale by Bowenvale of, the AsiaSat Shares held by Bowenvale that are attributable to the GE Entities and Able Star, as the case may be. Bowenvale may not dispose of any of its AsiaSat Shares or enter into any agreement in respect of the votes attached to AsiaSat Shares, except that after the completion of the Exchange Transaction, each of the GE Entities or Able Star may direct Bowenvale to dispose of all or a part of the AsiaSat Shares attributable to them, subject to the prior written consent of the other party, which consent shall not be unreasonably withheld.

•

The Board of Directors of AsiaSat is to consist of eight non-executive directors (of whom the current appointees of Able Star are, Mi Zeng Xin, Ju Wei Min, Ding Yu Cheng and Ko Fai Wong, and the current appointees of the GE Entities are Ronald J. Herman, Jr., John F. Connelly, Mark Chen and Nancy Ku), and for so long as AsiaSat remains listed on the Stock Exchange, two executive directors, being the Chief Executive Officer and the Deputy Chief Executive Officer, and three independent non-executive directors. The GE Entities and Able Star shall each be entitled to appoint four directors to the Board of Directors of AsiaSat. The right to nominate a chairman and a deputy chairman will rotate on a biennial basis between the GE Entities and Able Star, with each nominee to hold office for two years. The quorum for meetings of the Board of Directors of AsiaSat will be two directors, one appointed by the GE Entities and one appointed by Able Star. Decisions of the Board of Directors will be by unanimous vote of those directors present. Neither the Chairman nor Deputy Chairman will have an additional vote at board meetings.

(iv) We also provided temporary uplink services to SpeedCast Limited, which became a wholly owned subsidiary in 2007. In 2007 and 2006, we recognized rental income from leasing satellite transponder capacity amounting to approximately HK$32.4 million and HK$46.3 million (US$5.9 million), respectively, from SpeedCast.

(v) We made payments to its major shareholders and their subsidiaries for the payment for the service to their appointees serving as our non-executive directors. In 2007, we made payments to SES and a subsidiary of each of GE and CITIC amounting to HK$0.1 million (2006: HK$0.5 million), HK$0.4 million (2006: Nil) and HK$0.5 million (2006: HK$0.5 million) respectively, for certain Non-Executive Directors representing SES, GE and CITIC.

The Companies Act subjects our officers and directors to certain fiduciary standards in the exercise of their duties on our behalf. Under the Companies Act, an officer of the Company (which term includes directors of the Company) is subject to a duty of care requiring him to act honestly and in good faith in the discharge of his duties and to, among other things, give notice to the Board of Directors at the first opportunity of any interest he has in any material contract or proposed material contract with the Company or any of its subsidiaries. The Companies Act also prohibits us from making loans to any Directors without obtaining the consent of shareholders holding in the aggregate not less than nine-tenths of the total voting rights of all the shareholders having the right to vote at any shareholders meeting.

Item 8.	Financial Information.

Consolidated Statements and Other Financial Information.

Information responsive to this Item is included in response to Item 18.

Dividends and Dividend Policy

We have distributed annual cash dividends to shareholders for each fiscal year since it commenced operations in 1996 and anticipates continuing to do so in the future. The Board has adopted a dividend policy to distribute approximately 30-40% of net income as dividends. However, any future dividend payments are dependent on future earnings, financial position, cash flow and levels of investments in the satellite network and ground station equipment.

The following table details the total amount of annual dividends and the gross dividends paid, together with certain additional information, for 2005, 2006 and 2007.

	For the year ended December 31
	2005	2006	2007
Net income (in HK Dollars in millions)	366	454	503
Ordinary dividend paid (in HK Dollars in millions)	137	137	137
Ordinary dividend paid per share (in HK cents)	35	35	35
Ordinary dividend proposed (in HK Dollars in millions)	105	105	121
Ordinary dividend proposed per share (in HK cents)	27	27	31
Special dividend paid (in HK Dollars in millions)	—	—	—
Special dividend paid per share (in HK cents)	—	—	—

Legal and Regulatory Proceedings

Other than as described below, we are not involved in any significant legal or regulatory proceedings.

Tax Disputes

The Indian tax authority has made assessments against us in respect of certain capacity agreement payments for transponders used by us. See “Operating and Financial Review and Prospects – Taxation.” under Item 5.

Other Disputes

In addition, we are subject to various claims and proceedings in the ordinary course of business. None of these claims and proceedings will have a material adverse effect on our financial condition or results of operations.

Significant Changes

None

Item 9.	Stock Price History.

Share Price History and Markets

Our ADSs, each representing ten Shares, were listed and traded on the NYSE (symbol: SAT) until January 28, 2008, when the voluntary delisting became effective. The Shares are listed and traded on the Hong Kong Stock Exchange (symbol: 1135.HK). The table below details, for the periods indicated, the high and low closing market prices for its depositary receipts on each of the NYSE and the Hong Kong Stock Exchange, as reported by the NYSE and the Hong Kong Stock Exchange for the last five fiscal years and the most recent six months. See “Key Information – Historical Exchange Rate Information” under Item 3 with respect to rates of exchange between the US Dollar and the HK Dollar applicable during the periods set forth below.

	New York Stock Exchange (in US$)		Hong Kong Stock Exchange (in HK$)
	High	Low	High	Low
2002	18.90	10.95	15.00	8.90
2003	19.43	11.66	14.90	9.25
2004	22.11	15.20	17.30	11.70
2005	20.55	16.50	18.00	12.40
2006	19.40	16.15	14.85	12.20
Quarter Ending March 31 2006	19.40	16.15	14.95	12.20
Quarter Ending June 30, 2006	18.35	16.65	14.50	12.90
Quarter Ending September 30, 2006	17.19	16.05	13.30	12.22
Quarter Ending December 31, 2006	18.85	16.21	15.00	12.20

2007	29.00	17.50	19.38	12.10
Quarter Ending March 31, 2007(a)	23.55	17.50	18.10	13.30
Quarter Ending June 30, 2007(b) (c)	23.45	18.26	17.90	14.86
Quarter Ending September 30, 2007	22.60	18.00	17.02	13.38
Quarter Ending December 31, 2007	29.00	17.90	19.38	12.10
January 2008 (d)	21.77	17.75	15.98	12.78
February 2008	N/A	N/A	15.94	13.52
March 2008	N/A	N/A	15.00	14.74
April 2008	N/A	N/A	15.00	12.80
May 2008 (May 1 to May 26)	N/A	N/A	13.60	12.08

(a)	On February 9, 2007, the Privatization was announced at a share offer price of HK$18.30 per Share.
(b)	On April 23, 2007, we announced the receipt of the State Department position and on April 24, 2007, the Scheme was terminated.
(c)	On May 25, 2007, the Offers were launched at an offer price of HK$16.00 per Share less the final dividend of $0.27 per share paid for the fiscal year of 2006.
(d)	On January 28, 2008, the delisting of ADSs from the New York Stock Exchange became effective.

Significant trading suspension

On 9 February 2007 (both Hong Kong and New York time), we suspended the trading in our Shares on the Hong Kong Stock Exchange and the trading in ADSs on the New York Stock

Exchange, pending the release of an announcement in relation to our proposed privatization and the possible mandatory general offers which were described earlier under the heading “Privatization Scheme and Mandatory General Offers” in Item 4. Trading was resumed on both stock exchanges on the same day on 14 February 2007 (both Hong Kong and New York Time) after the publication of this announcement.

On 23 April 2007 (both Hong Kong and New York time), we suspended the trading in our Shares on the Hong Kong Stock Exchange and trading in ADSs on the New York Stock Exchange, pending the release of an announcement in relation to the indefinite adjournment of the court meeting and special general meeting conducting for the approving of the Privatization Scheme. Trading was resumed on both exchanges on the same day on 25 April 2007 (both Hong Kong and New York Time) after the publication of this announcement.

Item 10.	Additional Information.

Charter Documents.

Information relating to our charter documents is incorporated herein by reference to our Annual Report on Form 20-F for fiscal year 2000, File No.3334856.

Material Contracts.

The following is a summary of the material contracts concluded outside of the ordinary course of business to which we and other members of the group were a party. Copies of these contracts are filed as exhibits to this Form 20-F. Directions on how to obtain copies of these contracts are provided under “Additional Information - Documents on Display” under Item 10.

•

AsiaSat 5 Contract for One Spacecraft Delivered On-Ground and Associated Equipment and Services, or the Construction Agreement, dated April 28, 2006, between AsiaSat and Loral or the Construction Contractor. Pursuant to the Construction Agreement, the Construction Contractor will design, assemble and construct AsiaSat 5. The estimated total consideration for the project and the launch is HK$1,404.0 million (US$180.0 million).

•

Contract for Land Launch Services, or the Launch Contract, dated May 8, 2006, between AsiaSat and Sea Launch Limited Partnership, or the Launch Contractor. Pursuant to the Launch Contract, the Launch Contractor will provide services associated with the launch of AsiaSat 5 in the Baikonur Space Centre in Kazakhstan.

Exchange controls.

There are, except in limited embargo circumstances, no legal restrictions in Bermuda on international capital movements and foreign exchange transactions. There can be no assurance that the government of Bermuda will maintain the current foreign exchange policies.

Taxation.

We are not required to make any tax withholding with respect to our shareholders.

For an additional discussion on taxation, see “Operating and Financial Review and Prospects – Taxation” under Item 5.

Documents on Display

We are subject to the informational reporting requirements of the Exchange Act and will file reports and other information with the SEC. You may examine the reports and other information that we file, without charge, at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C., 20549. You may also receive copies of these materials by mail from the SEC’s Public Reference Branch at 450 Fifth Street, N.W., Washington, D.C., 20549. For more information on the public reference rooms, call the SEC at 1-800-SEC-0330.

Subsidiary Information.

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk.

In the normal course of our business, our financial position is routinely exposed to a variety of risks, including market risks associated with interest rate movements on its outstanding debt, if any. We do not have significant exposure to commodity price risks or other market rate or price risks.

Currency Fluctuations

A substantial portion of our capital expenditure is denominated in US Dollars and HK Dollars. Revenues are denominated principally in US Dollars. A substantial portion of our cost of services and administrative expenses is incurred in Hong Kong dollars and a significant portion is incurred in Renminbi, the legal currency of the People’s Republic of China. There has been wide-spread speculation about the potential appreciation of the Renminbi against the US Dollar in the near future and, given the close tie between Hong Kong’s economy and the People’s Republic of China, the potential impact of such appreciation on the link between the HK Dollar and US Dollar that has been in place since 1983. See “Key Information – Historical Exchange Rates Information.” In the event of an appreciation of the Renminbi and, in particular, the HK Dollar, against the US Dollar, our profits will likely be adversely affected as our revenues are principally denominated in US Dollars.

Interest Rate Fluctuations

As of December 31, 2007, no borrowings consisted of floating rate borrowings.

We will be exposed to interest rate fluctuations in the event of any borrowings under a future loan arrangement and any change in interest rate could affect its results of operations and cash flows. As of December 31, 2007 we had no outstanding borrowings.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

We have not had any material default in the payment of principal, interest, or sinking purchase fund installments. We have not had any material default not cured within 30 days relating to indebtedness of AsiaSat or any of its significant subsidiaries that exceeds 5% of our total assets on a consolidated basis.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not Applicable.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

We have evaluated under the supervision of, and with the participation of, our Chief Executive Officer and our Chief Financial Officer, the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of the end of the period covered by this Annual Report on Form 20-F.

Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2007, our disclosure controls and procedures are effective in ensuring that material information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported as and when required. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Report of the Company’s Management on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control system is a process designed to provide our management and our Board reasonable assurance regarding the reliability of financial reporting and the preparation of published financial statements in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO Framework”). Based on this evaluation under the COSO Framework, our management concluded that, as of December 31, 2007, our internal control over financial reporting is effective.

The effectiveness of our internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report, which is included on page F-2 of this Annual Report.

Changes in Internal Control Over Financial Reporting

Our management regularly reviews its system of internal control over financial reporting to improve controls and increase efficiency, while ensuring that the Company maintains an effective internal control environment.

There were no changes to our internal control over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

The Board has determined that Mr. Robert Sze, a member of our audit committee, is a “financial expert” (as such term is used in Item 16 of Form 20-F) and is an “independent” director (as such term is defined under the listing rules of the NYSE).

Item 16B.	Code of Ethics

We have adopted a code of ethics that requires all of our employees, particularly senior officers and general managers, including the principal financial officer, to maintain, at all times, the highest standards of integrity and honesty in conducting our affairs. This code of ethics is posted on our website, which is located at www.asiasat.com. We intend to satisfy the disclosure requirement under Item 16 of Form 20-F regarding an amendment to, or waiver from, a provision of this code of ethics by posting such information on its website, at the address specified above. Information contained in our website, whether currently posted or posted in the future, is not part of this document or the documents incorporated herein by reference in this document.

Item 16C.	Principal Accountant Fees and Services

PricewaterhouseCoopers served as our principal accountant, or the Principal Accountant. The fees incurred are described below for the Principal Accountant.

Audit Fees

The aggregate fees incurred by us in each of 2005, 2006 and 2007 were HK$0.8 million,HK$1.8 million and HK$1.7 million respectively, for professional services rendered by the Principal Accountant, for the audit or review of our financial statements, which includes the audit of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act 2002.

Audit-Related Fees

The aggregate fees incurred by us in each of 2005, 2006 and 2007 were HK$142,000, HK$127,000 and HK$40,000, respectively, for assurance and related services by the Principal Accountant that are reasonably related to the performance of the audit or review of our financial statements and were not otherwise reported under the paragraph entitled “Audit Fees” above.

Tax Fees

The aggregate fees incurred by us in each of 2005, 2006 and 2007 were HK$89,000, HK$85,000 and HK$160,000, respectively, for professional services rendered by the Principal Accountant for tax compliance, tax advice and tax planning.

All Other Fees

The aggregate fees incurred by us in each of 2005, 2006 and 2007 were HK$0.8 million, HK$0.1 million and HK$0.1 million, respectively, for products and services provided by the Principal Accountant, other than for services described in the paragraphs above. Services comprising the fees disclosed involve principally the consultation services rendered in connection with Section 404 of the Sarbanes-Oxley Act of 2002 in 2005 and the performance of services relating to our circular for the acquisition of AsiaSat 5 filed with the Hong Kong Stock Exchange in 2006.

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

Item 16D.	Exemption from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

PART III

Item 17.	Financial Statements.

We have elected to provide the information required under Item 18 in lieu of Item 17.

Item 18.	Financial Statements.

See Index to Financial Statements F – 1 for a list of all financial statements filed as part of this Annual Report.

Item 19.	Financial Statements and Exhibits.

(a) Index to Financial Statements:

(b) Exhibits to this Annual Report:

Number	Exhibit
1.1.	Memorandum of Association and Bye-laws (incorporated by reference to Exhibit 3.1 of the Company’s Registration Statement on Form F-1, File No.3334856).

4.1.	Service Agreement, dated June 5, 1996, between the Company and Peter Jackson (incorporated by reference to Exhibit 10.16 of the Company’s Registration Statement on Form F-1, File No.3334856).

4.2.	Service Agreement, dated June 3, 1996, between the Company and William D. Wade (incorporated by reference to Exhibit 10.17 of the Company’s Registration Statement on Form F-1, File No.3334856).

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

4.6.

Shareholders’ Agreement dated as of April 6, 2000, among Asia Satellite Telecommunications Company Limited, Tech System Limited, TVG Asia Communications Fund II and PhoenixNet Holdings Limited (incorporated by reference to Exhibit 3 on Form 20-F for fiscal year 1999, File No.3334856).

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

Number	Exhibit
4.11.	Amended and Restated Deposit Agreement (incorporated by reference to Exhibit A to the Registration Statement on Form F-6, File No.333-13900, relating to the Company’s American Depositary Shares).

4.12.	Share Option Scheme of the Company (incorporated by reference to Exhibit 4.11 on Form 20-F for fiscal year 2001).

4.13.	Share Award Scheme of the Company, dated August 22, 2007.

4.14.	Lease Agreement, dated March 12, 2001, between AsiaSat and the Hong Kong Industrial Estates Corporation (incorporated by reference to Exhibit 4.12 on Form 20-F for fiscal year 2002).

4.15.	Construction Contract Agreement, dated March 4, 2002, between AsiaSat and Leighton Contractors (Asia) Limited (incorporated by reference to Exhibit 4.13 on Form 20-F for fiscal year 2002).

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

4.20	Contract for Land Launch Services, dated May 8, 2006 between AsiaSat and Sea Launch Limited Partnership (incorporated by reference to Exhibit 4.20 on Form 20-F for fiscal year 2005).*

8.1.	Subsidiaries of the Registrant (included on page 14 of this Annual Report).

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Confidential portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission with a request for confidential treatment pursuant to Rule 24b-2.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Asia Satellite Telecommunications Holdings Limited

By:	/s/ Peter Jackson
Peter Jackson
Director and Chief Executive Officer

Date: May 27, 2008

Asia Satellite Telecommunications

Holdings Limited

Consolidated Financial Statements

Years ended December 31, 2005, 2006 and 2007 and

Reports of Independent Registered Public Accounting Firm

Asia Satellite Telecommunications Holdings Limited

Asia Satellite Telecommunications Holdings Limited

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Asia Satellite Telecommunications Holdings Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operation, changes in equity and cash flows present fairly, in all material respects, the financial position of Asia Satellite Telecommunications Holdings Limited and its subsidiaries at December 31, 2007 and December 31, 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in Hong Kong. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Report of the Company’s Management on Internal Control Over Financial Reporting” appearing under item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits which were integrated audits in 2007 and 2006. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Hong Kong. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 37 to the consolidated financial statements.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers

Hong Kong

May 27, 2008

Asia Satellite Telecommunications Holdings Limited

Consolidated balance sheet

	As at December 31
	Note	2007 US$’000	2007 HK$’000	2006 HK$’000

ASSETS
Non-current assets
Property, plant and equipment	7	343,327	2,677,951	2,630,847
Leasehold land and land use rights	6	2,953	23,032	23,616
Intangible assets	8	5,139	40,082	1,276
Unbilled receivable		20,017	156,135	171,047
Interests in associates	10	—	—	10,057
Amount paid to tax authority	11	21,448	167,291	154,911

Total non-current assets		392,884	3,064,491	2,991,754

Current assets
Inventories	13	468	3,650	354
Trade and other receivables	12	23,517	183,431	119,647
Cash and cash equivalents	14	293,389	2,288,433	1,979,457

Total current assets		317,374	2,475,514	2,099,458

Total assets		710,258	5,540,005	5,091,212

EQUITY
Capital and reserves attributable to the Company’s equity holders
Ordinary shares	15	5,015	39,120	39,027
Reserves
- Retained earnings		592,717	4,623,187	4,272,591
- Proposed final dividend	28	15,548	121,271	105,372
- Other reserves	16	2,470	19,269	4,614

		615,750	4,802,847	4,421,604
Minority interests		531	4,141	4,933

Total equity		616,281	4,806,988	4,426,537

LIABILITIES
Non-current liabilities
Deferred income tax liabilities	19	24,237	189,048	191,739
Deferred revenue	17	15,155	118,211	142,624
Obligation under finance lease	18	13	104	—
Other payables		—	—	1,770

Total non-current liabilities		39,405	307,363	336,133

Current liabilities
Construction payables		9,005	70,238	1,736
Other payables and accrued expenses		14,374	112,115	96,495
Deferred revenue	17	19,669	153,417	153,101
Obligation under finance lease	18	13	101	—
Current income tax liabilities		11,495	89,662	77,089
Dividend payable		16	121	121

Total current liabilities		54,572	425,654	328,542

Total liabilities		93,977	733,017	664,675

Total equity and liabilities		710,258	5,540,005	5,091,212

Net current assets		262,802	2,049,860	1,770,916

Total assets less current liabilities		655,686	5,114,351	4,762,670

Commitments and contingencies	32, 34

The accompanying footnotes are an integral part of these consolidated financial statements.

Asia Satellite Telecommunications Holdings Limited

Consolidated statement of operations

		Year ended December 31
	Note	2007 US$’000		2007 HK$’000		2006 HK$’000		2005 HK$’000

Sales	5		120,419		939,273		929,902		879,705
Cost of services	21		(51,675)		(403,067)		(410,640)		(419,029)

Gross profit			68,744		536,206		519,262		460,676
Other gains – net	20		14,033		109,456		92,793		43,711
Administrative expenses	21		(9,958)		(77,671)		(94,585)		(83,880)

Operating profit			72,819		567,991		517,470		420,507
Finance costs	23		(6)		(45)		(152)		—
Share of losses of associates			(1,420)		(11,078)		(8,391)		(3,872)

Profit before income tax			71,393		556,868		508,927		416,635
Income tax expense	24		(6,917)		(53,953)		(55,522)		(51,270)

Profit for the year			64,476		502,915		453,405		365,365

Attributable to:
- equity holders of the Company	24		64,538		503,397		454,009		366,184
- minority interests			(62)		(482)		(604)		(819)

			64,476		502,915		453,405		365,365

Earnings per share for profit attributable to the equity holders of the Company during the year (expressed in US$/HK$ per share)
- basic	27	US$	0.16	HK$	1.29	HK$	1.16	HK$	0.94

- diluted	27	US$	0.16	HK$	1.29	HK$	1.16	HK$	0.94

Dividends	28		19,560		152,566		136,593		136,593

The accompanying footnotes are an integral part of these consolidated financial statements.

Asia Satellite Telecommunications Holdings Limited

Consolidated statement of changes in equity

	Note			Attributable to equity holders of the Company
			Number of shares	Share capital HK$’000	Share premium HK$’000	Shares held under Share Award Scheme HK$’000	Share-based Payment Reserve HK$’000	Retained earnings HK$’000	Total HK$’000	Minority Interests HK$’000	Total HK$’000

Balance at January 1, 2005			390,266	39,027	4,614	—	—	3,830,956	3,874,597	6,356	3,880,953
Profit for the year				—	—	—	—	366,184	366,184	(819)	365,365
Final dividend relating to 2004				—	—	—	—	(105,372)	(105,372)	—	(105,372)
Interim dividend relating to 2005	28			—	—	—	—	(31,221)	(31,221)	—	(31,221)

				—	—	—	—	229,591	229,591	(819)	228,772

Balance at December 31, 2005			390,266	39,027	4,614	—	—	4,060,547	4,104,188	5,537	4,109,725

Balance at 1 January 2006, as per above			390,266	39,027	4,614		—	4,060,547	4,104,188	5,537	4,109,725
Profit for the year				—	—	—	—	454,009	454,009	(604)	453,405
Final dividend relating to 2005				—	—	—	—	(105,372)	(105,372)	—	(105,372)
Interim dividend relating to 2006	28			—	—	—	—	(31,221)	(31,221)	—	(31,221)

				—	—	—	—	317,416	317,416	(604)	316,812

Balance at December 31, 2006			390,266	39,027	4,614	—	—	4,377,963	4,421,604	4,933	4,426,537

Balance at January 1, 2007, as per above			390,266	39,027	4,614	—	—	4,377,963	4,421,604	4,933	4,426,537
Profit for the year				—	—	—	—	503,397	503,397	(482)	502,915
Acquisition of a subsidiary	30	(a)		—	—	—	—	—	—	3,000	3,000
Acquisition of additional interest in a subsidiary	30	(b)		—	—	—	—	—	—	(3,310)	(3,310)
Proceeds from shares issued:
-Employees share option scheme				93	13,252	—	—	—	13,345	—	13,345
Shares held under Shares Award Scheme				—	—	(686)	—	—	(686)	—	(686)
Share-based payment				—	—	—	2,089	—	2,089	—	2,089
Final dividend relating to 2006	28			—	—	—	—	(105,607)	(105,607)	—	(105,607)
Interim dividend relating to 2007	28			—	—	—	—	(31,295)	(31,295)	—	(31,295)

				93	13,252	(686)	2,089	366,495	381,243	(792)	380,451

Balance at December 31, 2007			391,196	39,120	17,866	(686)	2,089	4,744,458	4,802,847	4,141	4,806,988

The accompanying footnotes are an integral part of these consolidated financial statements.

Asia Satellite Telecommunications Holdings Limited

Consolidated cash flow statement

		Year ended December 31
	Note	2007 US$’000	2007 HK$’000	2006 HK$’000	2005 HK$’000

Cash flows from operating activities:
- Cash flow from the operations	29	87,379	681,555	752,062	609,717
- Hong Kong Profits Tax paid		(4,265)	(33,267)	(40,260)	(79,186)
- Overseas tax paid		(1,391)	(10,849)	(13,268)	(16,181)

Cash flows from operating activities – net		81,723	637,439	698,534	514,350

Cash flows (used in)/from investing activities:
- Purchase of property, plant and equipment		(33,498)	(261,286)	(306,736)	(23,659)
- Purchase of intangible assets		(37)	(291)	(97)	—
- Acquisition of a subsidiary, net of cash acquired	30	(5,576)	(43,490)	—	—
- Repayment of loan from an associate		—	—	—	5,070
- Repayment of loan from an independent third party		—	—	—	2,062
- Interest received		12,907	100,672	88,747	39,833
- Proceeds from disposal of property, plant and equipment		27	215	76	108

Cash flows (used in)/from investing activities – net		(26,177)	(204,180)	(218,010)	23,414

Cash flows used in financing activities:
- Proceeds from issue of shares under employee share option scheme		1,711	13,345	—	—
- Purchases of shares under share award scheme		(88)	(686)	—	—
- Repayment of obligations under finance lease		(4)	(34)	—	—
- Interest paid		(1)	(6)	—	—
- Dividends paid	28	(17,552)	(136,902)	(136,593)	(136,593)

Cash flows used in financing activities–net		(15,934)	(124,283)	(136,593)	(136,593)

Net increase in cash and cash equivalents		39,612	308,976	343,931	401,171
Cash and cash equivalents at beginning of the year		253,777	1,979,457	1,635,526	1,234,355

Cash and cash equivalents at end of the year, representing bank balances and cash	14	293,389	2,288,433	1,979,457	1,635,526

The accompany footnotes are an integral part of these consolidated financial statements.

Asia Satellite Telecommunications Holdings Limited

Notes to the consolidated financial statements

1.	General information

Asia Satellite Telecommunications Holdings Limited (the “Company”) and its subsidiaries (together the “Group”) are engaged in the provision of transponder capacity.

The Company is a limited liability company incorporated in Bermuda as an exempted company under the Companies Act 1981 of Bermuda (as amended). The address of its registered office is Canon’s Court, 22 Victoria Street, Hamilton HM12, Bermuda.

The Company’s shares are listed on the New York Stock Exchange and The Stock Exchange of Hong Kong Limited (hereafter collectively referred to as the “Stock Exchange”).

These consolidated financial statements have been approved for issue by the Board of Directors on March 12, 2008 and signed on its behalf by Mr. JU Wei Min (Director) and Mr. Peter JACKSON (Director).

2.	Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1 Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with Hong Kong Financial Reporting Standards (“HKFRSs”) and have been prepared under the historical cost convention.

The preparation of financial statements in conformity with HKFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in note 4.

New standards and amendments to published standards

The following new standards, amendments to standards and interpretations are mandatory for the financial year ended December 31, 2007:

•	HK(IFRIC) – Int 7, ‘ Applying the Restatement Approach under IFRS/HKFRS 29’, effective for annual periods beginning on or after March 1, 2006. This interpretation is not relevant for the Group;

•

HK(IFRIC) – Int 8, ‘ Scope of IFRS/HKFRS 2’, effective for annual periods beginning on or after May 1, 2006. The Group has adopted this interpretation and had no material impact on the Group’s result of operations and financial position for the current and prior years. Accordingly, no prior year adjustment has been recognized;

•	HK(IFRIC) – Int 9, ‘Reassessment of Embedded Derivatives’, effective for annual periods beginning on or after June 1, 2006. This interpretation is not relevant for the Group;

•

HK(IFRIC)- Int 10, ‘Interim Financial Reporting and Impairment’, effective for annual periods beginning on or after June 1, 2006. The Group has adopted this interpretation and has not reversed any impairment loss recognized in a previous interim period in respect of the goodwill or an investment in either an equity instrument or a financial asset carried at cost;

•

HKFRS 7, ‘Financial Instruments: Disclosures’, effective for annual periods beginning on or after January 1, 2007. The Group has applied this new reporting standard and the financial statements include expanded disclosures about the significance of the Group’s financial statements and the nature and extent of risks arising from these instruments in addition to that previously required by HKAS 32, ‘Financial Instruments – Disclosures and Presentation’. The adoption of this standard had no material effect on the results of the operations and financial position of the Group for the current and prior years;

•	HKAS 1, ‘Amendments to capital disclosures’, effective for annual periods beginning on or after January 1, 2007. This amendment has been adopted by the Group; and

•	Amendment to HKAS 19, ‘Actuarial gains and losses, group plans and disclosures’, effective for annual periods beginning on or after January 1, 2006. This amendment is not relevant for the Group.

•	The following new standards, amendments to standards and interpretations have been issued but are not effective for 2007 and have not been early adopted:

•	HKAS 23 (Revised), ‘Borrowing Costs’, effective for annual periods beginning on or after January 1, 2009;

•	HKFRS 8, ‘ Operating Segments’, effective for annual periods beginning on or after January 1, 2009;

•	HK(IFRIC) – Int 11, ‘HKFRS 2 – Group and Treasury Share Transactions’, effective for annual periods beginning on or after March 1, 2007;

•	HK(IFRIC) – Int 12, ‘Service Concession Arrangement’, effective for annual periods beginning on or after January 1, 2008;

•	HK(IFRIC) – Int 13, ‘Customer Loyalty Programmes’, effective for annual periods beginning on or after July 1, 2008; and

•	HK(IFRIC) – Int 14, ‘The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction’, effective for annual periods beginning on or after January 1, 2008.

The Group is in the process of assessing the impact of these standards or interpretations and does not expect there will be material impact on the financial statements of the Group.

Asia Satellite Telecommunications Holdings Limited

Notes to the consolidated financial statements

2.	Summary of significant accounting policies (continued)

2.2 Consolidation

The consolidated financial statements include the financial statements of the Company and all its subsidiaries up to December 31.

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

The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the statement of operations.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company’s balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(b) Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognized at cost. The Group’s investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group’s share of its associates’ post-acquisition profits or losses is recognized in the statement of operations, and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company’s balance sheet the investments in associated companies are stated at cost less provision for impairment losses. The results of associated companies are accounted for by the Company on the basis of dividends received and receivable.

Asia Satellite Telecommunications Holdings Limited

Notes to the consolidated financial statements

2.	Summary of significant accounting policies (continued)

2.3 Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments. The Group does not have any unallocated corporate expenditure to be charged to the business segments.

2.4 Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Hong Kong dollars, which is the Company’s functional and presentation currency.

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

Satellite under construction includes the manufacturing costs, launch costs and any other relevant direct costs when billed or incurred. When the satellite is subsequently put into service, the expenditure is transferred to satellite in operation and depreciation will commence.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are expensed in the statement of operations during the financial year in which they are incurred.

Depreciation of property, plant and equipment is calculated using the straight-line method to allocate cost or revalued amounts to their residual values over their estimated useful lives, at the following rates per annum:

Satellites:
– AsiaSat 2	8%
– AsiaSat 3S	6.25%
– AsiaSat 4	6.67%
Buildings	4%
Tracking facilities	10%-20%
Furniture, fixtures and fittings	20%-33%
Office equipment	25%-33%
Motor vehicles	25%
Teleport and Hub Equipment	10%-50%
Plant and machinery	20%

Asia Satellite Telecommunications Holdings Limited

Notes to the consolidated financial statements

2.	Summary of significant accounting policies (continued)

2.5 Property, plant and equipment (continued)

Assets under finance leases are depreciated over the shorter of their expected useful lives or the term of the leases.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with carrying amounts. These are included in the statement of operations. When revalued assets are sold, the amounts included in other reserves are transferred to retained earnings.

2.6 Intangible assets – Licences

Licences are carried at historical cost. Licences that have finite useful lives are carried at cost less accumulated amortisation. Amortisation is calculated using the straight-line method to allocate the cost of the licence over its estimated useful life of approximately 10 years. Licences that do not have a finite useful life are tested annually for impairment.

2.7 Impairment of assets

Assets that have an indefinite useful life are not subject to amortisation, are tested at least annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that have suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

2.8 Goodwill

Goodwill represents the excess of the cost of an investment over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiaries and associates at the date of investment.

Goodwill on acquisitions of subsidiaries is included in the intangible assets. Goodwill on investment of associates is included in interests in associates. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment loss on goodwill will not reverse. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing.

2.9 Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined using the first-in, first-out (FIFO) method and comprises all costs of purchase and other costs incurred in bringing the inventories to their present locations and conditions. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

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

Asia Satellite Telecommunications Holdings Limited

Notes to the consolidated financial statements

2.	Summary of significant accounting policies (continued)

2.13	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the statement of operations over the period of the borrowings using the effective interest method.

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

(b) Share-based compensation

The Group operates 2 types of equity-settled, share based compensation plans namely share option scheme and share award scheme.

The Group grants the share options to the employees (and including directors) to acquire shares of the Company at specific exercise prices under share options schemes. The fair value of the employee services received in exchange for the grant of the options under the share option scheme is recognized as an expense, with a corresponding increase in employee share based payment reserve. The total amount to be expensed on the straight line basis over the vesting period is determined by reference to the fair value of the options granted on the grant date, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. As at December 31, 2007, there are no options outstanding.

The Group grants shares of the Company to employees under the share award scheme. The awarded shares are purchased from the open market and the cost of share purchased is recognized in equity as treasury stock. The fair value of the employee services received in exchange for the grant of the awarded shares under the share award scheme is recognized as an expense, with a corresponding increase in employee share based payment reserve. The total amount to be expensed on a straight line basis over the vesting period is determined by reference to the fair value of the awarded shares on the grant date.

At each balance sheet date, the entity revises its estimates of the number of share option and awarded shares that are expected to become exercisable. It recognizes the impact of the revision of original estimates, if any, in the statement of operations, and a corresponding adjustment to share option reserve or share award reserve over the remaining vesting period.

Asia Satellite Telecommunications Holdings Limited

Notes to the consolidated financial statements

2.	Summary of significant accounting policies (continued)

2.15	Employee benefits (continued)

(c) Performance-based bonus

The expected cost of performance-based bonus are recognized as a liability when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

Liabilities for performance-based bonus are expected to be settled within 12 months and are measured at the amounts expected to be paid when they are settled.

2.16	Provisions

Provisions for environmental restoration, asset retirement obligations, restructuring costs and legal claims are recognized when: the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions for future operating losses are not recognized.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

2.17	Revenue recognition

Revenue from transponder utilisation is recognized on a straight-line basis over the period of the agreements. The excess of revenue recognized on a straight-line basis over the amount received and receivable from customers in accordance with the contract terms is shown as unbilled receivable.

Revenue from the sale of transponder capacity under transponder purchase agreements is recognized on a straight-line basis from the date of delivery of the transponder capacity until the end of the estimated useful life of the satellite.

Broadband access revenue is recognized upon the broadband access services are rendered.

Sale of broadband services equipment is recognized upon the transfer of risks and rewards of ownership, which generally coincides with the time when goods are delivered to customers and title is passed

Deposits received in advance in connection with the provision of transponder capacity are deferred and included in other payables.

Services under transponder utilisation agreements are generally billed quarterly in advance. Such amounts received in advance and amounts received from the sale of transponder capacity under transponder purchase agreements in excess of amounts recognized as revenue are recorded as deferred revenue. Deferred revenue which will be recognized in the following year is classified under current liabilities and amounts which will be recognized after one year are classified as non-current.

Interest income is accrued on a time basis, by reference to the principal amounts outstanding and at the interest rate applicable.

2.18	Leases (as the lessee)

(a)	Operating lease

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are expensed in the statement of operations on a straight-line basis over the period of the lease.

(b)	Finance lease

Leases are classified as finance leases whenever the terms of the leases transfer substantially all the risks and rewards of ownership to the lessee.

Assets held under finance leases are recognized as assets of the Group at the lower of the fair value of the leased assets and the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as finance lease obligation. Finance charges, which represent the difference between the total leasing commitments and the fair value of the assets acquired, are charged to the statement of operations over the term of the relevant lease so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

2.19	Dividend distribution

Dividend distribution to the Company’s equity holders is recognized as a liability in the financial statements in the period in which the dividends are approved by the Company’s equity holders.

Asia Satellite Telecommunications Holdings Limited

Notes to the consolidated financial statements

3.	Financial risk management

3.1 Financial risk factors

The Group’s activities expose it to a variety of financial risks: foreign exchange risk, credit risk and cash flow interest-rate risk. The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance.

(a) Foreign exchange risk

During the year, almost all of the Group’s revenues, premiums for satellite insurance coverage and substantially all capital expenditure were denominated in U.S. Dollars. The Group’s remaining expenses were primarily denominated in Hong Kong Dollars. At December 31, 2007 almost all the Group’s transponder utilisation agreements, transponder purchase agreement, obligations to purchase telemetry, tracking and control equipment were denominated in U.S. Dollars. Hence, the Group does not have any significant currency exposure and does not need to hedge. The details of sensitivity analysis are set out in note 31(d).

(b) Credit risk

The Group maintains provision for impairment of receivables and for estimated losses that result from the inability of its customers to make the required payments. The Group bases its provision on the likelihood of recoverability of account receivables based on past experience, current collection trends that are expected to continue, and other conditions or circumstances that may affect the likelihood of payment, such as political and economic conditions in the country in which the customer is located. The Group’s evaluation also includes the length of time the receivables are past due and the general business environment. The details of analysis are set out in note 12 and note 31(a).

(c) Cash flow interest-rate risk

The Group has no significant interest-bearing assets or liabilities, however, the Group earns interest income from short term bank deposits which are affected by the changes in market interest rates. The Group has cash balances placed with reputable banks and financial institutions, which generate interest income for the Group. The Group manages its interest rate risk by placing such balances on various maturities and interest rate terms. The details of sensitivity analysis are set out in note 31(c).

Asia Satellite Telecommunications Holdings Limited

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

(c) Useful lives of in-orbit satellites

The Group’s operations are capital intensive and it has significant investments in satellites. The carrying value of the Group’s in-orbit satellites (AsiaSat 2, AsiaSat 3S and AsiaSat 4) represented 35% of its total assets as of December 31, 2007 (2006: 42%). Satellite construction and launch services are generally procured under long-term contracts that provide for payments by us over the contract periods. Satellite construction and launch services costs are capitalized to reflect progress toward completion, which typically coincides with contract milestone payment schedules. Insurance premiums related to satellite launches and subsequent in-orbit testing are capitalized and amortized over the estimated useful lives of the related satellites. The Group estimates the useful lives of satellites in order to determine the amount of depreciation expense to be recorded during the reported period. The useful lives are estimated at the time satellites are put into orbit and are based on historical experience with other satellites as well as the anticipated technological evolution or other environmental changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these satellites may need to be shortened, resulting in the recognition of increased depreciation in a future period. Similarly, if the actual lives of satellites are longer than the Group has estimated, the Group would have a smaller depreciation expense. As a result, if the Group’s estimations of the useful lives of its satellites are not accurate or are required to be changed in the future, the Group’s net income in future periods would be affected.

(d) Realizability of the carrying amounts of long-lived assets

The Group is required to evaluate at each balance sheet date whether there is any indication that the carrying amounts of long-lived assets (primarily its satellites) may be impaired. If any such indication exists, the Group should estimate the recoverable amount of the long-lived assets. An impairment loss is recognized for the excess of the carrying amount of such long-lived assets over their recoverable amounts. The value in use is the discounted present value of the cash flows expected to arise from the continuing use of long-lived assets and cash arising from its disposal at the end of its useful life. The estimates of the cash flows are based on the terms and period of existing transponder utilisation agreements (“Existing Agreements”).

Modifications to the terms of the Existing Agreements that result in shorter utilisation periods than previously agreed and/or those that result in the reduction in agreed rates will result in a lower recoverable amount (if the discount rate used is not changed); which may, in turn, result in a situation wherein the recoverable amounts are less than the carrying amounts (therefore, an impairment loss would need to be recognized).

(e) Provision for impairment of receivables

The issue is covered under credit risk in note 3.1(b) above.

(f) Indian tax

The issue of Indian tax is covered under Contingencies in note 32.

Asia Satellite Telecommunications Holdings Limited

Notes to the consolidated financial statements

5.	Sales and segment information

a) Sales:

The Group’s sales is analyzed as follows:

	2007 HK$’000	2006 HK$’000	2005 HK$’000

Income from provision of satellite transponder capacity
– recurring	859,542	850,425	850,436
– non-recurring	11,700	49,911	—
Sales of satellite transponder capacity	24,491	24,491	24,491
Income from provision of broadband access service and sale of equipment	38,225	—	—
Other revenue	5,315	5,075	4,778

	939,273	929,902	879,705

b)	Segment Information:

i) Business segments

For the year ended December 31, 2006, the Group had one business segment which was the provision of satellite telecommunication systems for broadcasting and telecommunication. The Group has chosen geographical segment as the primary reporting format under HKAS 14 “Segment Reporting”.

During the year, the Group acquired a subsidiary which is primarily engaged in the provision of broadband access services. Accordingly, the Group has changed the primary reporting segments and selected business segment as the primary report format to align with its internal reporting structure.

The Group has created the following two business segments:

•	the operation, maintenance and provision of satellite telecommunication systems for broadcasting and telecommunications; and

•	provision of broadband access services.

The segment results for the year ended December 31 are as follows:

	Provision of satellite telecommunication systems for broadcasting and telecommunication HK$’000	2007 Broadband access services HK$’000	Intersegment elimination HK$’000	Consolidated HK$’000

Sales from external customers	895,733	38,225	—	933,958
Inter-segment sales	16,388	—	(16,388)	—
Other revenue	5,315	—	—	5,315

Total	917,436	38,225	(16,388)	939,273

Segment results	564,301	3,690	—	567,991
Finance costs	(89)	44	—	(45)
Share of losses of associates	(11,078)	—	—	(11,078)

Profit before income tax	553,134	3,734	—	556,868
Income tax expenses	(53,953)	—	—	(53,953)

Profit for the year	499,181	3,734	—	502,915

Attributable to :
- equity holders of the Company	499,974	3,423	—	503,397
- minority interests	(793)	311	—	(482)

	499,181	3,734	—	502,915

Assets	5,494,124	45,881	—	5,540,005

Liabilities	701,588	31,429	—	733,017

Capital Expenditure	326,716	3,070	—	329,786

Depreciation and amortization	297,174	2,039	—	299,213

Asia Satellite Telecommunications Holdings Limited

Notes to the consolidated financial statements

5.	Sales and segment information (continued)

i) Business Segments (continued)

	Provision of satellite telecommunication systems for broadcasting and telecommunication HK$’000	2006 Broadband access services HK$’000	Intersegment elimination HK$’000	Consolidated HK$’000

Sales from external customers	924,827	—	—	924,827
Other revenue	5,075	—	—	5,075

Total	929,902	—	—	929,902

Segment results	517,470	—	—	517,470
Finance costs	(152)	—	—	(152)
Share of loss of associates	(8,391)	—	—	(8,391)

Profit before income tax	508,927	—	—	508,927
Income tax	(55,522)	—	—	(55,522)

Profit for the year	453,405	—	—	453,405

Attributable to :
- equity holders of the Company	454,009	—	—	454,009
- minority interests	(604)	—	—	(604)

	453,405	—	—	453,405

Assets	5,091,212	—	—	5,091,212

Liabilities	664,675	—	—	664,675

Capital Expenditure	307,540	—	—	307,540

Depreciation and amortization	297,758	—	—	297,758

	Provision of satellite telecommunication systems for broadcasting and telecommunication HK$’000	2005 Broadband access services HK$’000	Intersegment elimination HK$’000	Consolidated HK$’000

Sales from external customers	874,927	—	—	874,927
Other revenue	4,778	—	—	4,778

Total	879,705	—	—	879,705

Segment results	420,507	—	—	420,507
Finance costs	—	—	—	—
Share of losses of associates	(3,872)	—	—	(3,872)

Profit before income tax	416,635	—	—	416,635
Income tax	(51,270)	—	—	(51,270)

Profit for the year	365,365	—	—	365,365

Attributable to :
- equity holders of the Company	366,184	—	—	366,184
- minority interests	(819)	—	—	(819)

	365,365	—	—	365,365

Assets	4,683,530	—	—	4,683,530

Liabilities	573,805	—	—	573,805

Capital Expenditure	21,570	—	—	21,570

Depreciation and amortization	295,117	—	—	295,117

Asia Satellite Telecommunications Holdings Limited

Notes to the consolidated financial statements

5.	Sales and segment information (continued)

ii) Geographical segments

For the purpose of classification, the country where the customer is incorporated is deemed to be the source of sales. However, the Group’s operating assets consist primarily of its satellites which are used, or are intended for use, for transmission to multiple geographical areas and therefore cannot be allocated between geographical segments. Accordingly, no geographical analysis of expenses, assets and liabilities has been presented.

	2007 HK$’000	2006 HK$’000	2005 HK$’000
Hong Kong	323,299	341,567	341,698
Greater China, including Taiwan	173,940	194,831	202,730
United States of America	66,523	79,813	78,205
United Kingdom	50,488	53,211	49,401
Australia	48,182	37,317	27,927
Others	276,841	223,163	179,744

Total	939,273	929,902	879,705

6.	Leasehold land and land use rights – Group

The Group’s interests in leasehold land and land use rights represent prepaid operating lease payments and their net book value are analyzed as follows:

	2007 HK$’000	2006 HK$’000
In Hong Kong held on:
Leases of between 10 to 50 years	23,032	23,616

Total	23,032	23,616

	2007 HK$’000	2006 HK$’000
Opening	23,616	24,199
Amortization of prepaid operating lease payment	(584)	(583)

Closing	23,032	23,616

Asia Satellite Telecommunications Holdings Limited

7. Property, Plant and Equipment – Group

	Satellites and tracking facilities			Furniture, fixtures and fittings HK$’000	Office equipment HK$’000	Motor vehicles HK$’000	Teleport and hub equipment HK$’000	Plant and equipment HK$’000	Total HK$’000
	In operation HK$’000	Under construction HK$’000	Buildings HK$’000
At January 1, 2006
Cost	4,253,504	405	117,998	11,142	8,928	4,137	—	2,371	4,398,485
Accumulated depreciation	(1,753,540)	—	(9,825)	(3,795)	(6,532)	(2,023)	—	(1,859)	(1,777,574)

Net book amount	2,499,964	405	108,173	7,347	2,396	2,114	—	512	2,620,911

Year ended December 31, 2006
Opening net book amount	2,499,964	405	108,173	7,347	2,396	2,114	—	512	2,620,911
Additions	6,332	297,537	81	1,747	728	1,111	—	4	307,540
Transfer	—	(538)	538	—	—	—	—	—	—
Disposals (note 29)	—	—	—	(5)	—	—	—	(1)	(6)
Depreciation	(286,448)	—	(4,743)	(3,951)	(1,196)	(1,077)	—	(183)	(297,598)

Closing net book amount	2,219,848	297,404	104,049	5,138	1,928	2,148	—	332	2,630,847

At December 31, 2006
Cost	4,259,836	297,404	118,617	12,879	9,198	4,806	—	2,372	4,705,112
Accumulated depreciation	(2,039,988)	—	(14,568)	(7,741)	(7,270)	(2,658)	—	(2,040)	(2,074,265)

Net book amount	2,219,848	297,404	104,049	5,138	1,928	2,148	—	332	2,630,847

Year ended December 31, 2007
Opening net book amount	2,219,848	297,404	104,049	5,138	1,928	2,148	—	332	2,630,847
Acquisition of a subsidiary	—	—	—	330	304	210	15,528	—	16,372
Additions	1,570	323,825	8	115	248	976	3,035	9	329,786
Disposals (note 29)	—	—	—	—	—	—	—	(2)	(2)
Depreciation	(286,581)	—	(4,745)	(3,057)	(1,139)	(1,168)	(2,191)	(171)	(299,052)

Closing net book amount	1,934,837	621,229	99,312	2,526	1,341	2,166	16,372	168	2,677,951

At December 31, 2007
Cost	4,261,407	621,229	118,624	13,324	9,750	5,992	18,563	2,375	5,051,264
Accumulated depreciation	(2,326,570)	—	(19,312)	(10,798)	(8,409)	(3,826)	(2,191)	(2,207)	(2,373,313)

Net book amount	1,934,837	621,229	99,312	2,526	1,341	2,166	16,372	168	2,677,951

At December 31, 2007, the carrying amount of the Group’s office equipment and motor vehicles held under finance leases were HK$211,000 (2006: Nil).

Depreciation expense of $299,052,000 (2006: $297,598,000) has been expensed in cost of services.

Asia Satellite Telecommunications Holdings Limited

Notes to the consolidated financial statements

8.	Intangible assets – Group

	Licences HK$’000	Goodwill HK$’000	Total HK$’000
Year ended December 31, 2006
Cost	1,500	—	1,500
Addition	97		97
Accumulated amortization and impairment	(321)	—	(321)

Net book amount	1,276	—	1,276

Year ended December 31, 2007
Opening net book amount	1,276	—	1,276
Addition	292	—	292
Acquisition of a subsidiary (note 30(a) and note 30(b))	—	38,675	38,675
Amortization expense (a) (note 29)	(161)	—	(161)

Closing net book amount	1,407	38,675	40,082

At December 31, 2007
Cost	1,889	38,675	40,564
Accumulated amortization and impairment	(482)	—	(482)

Net book amount	1,407	38,675	40,082

Notes:

(a)	Amortization expense of HK$161,000 (2006: HK$161,000) is included in the administrative expenses in the statement of operations.

Impairment test of goodwill

Goodwill is wholly related to the Group’s cash generating unit ( “CGU”) as provision of broadband access services. In accordance with HKAS 36 “Impairment of Assets”, the impairment test for goodwill was carried out by comparing the recoverable amounts to the carrying amounts as at the balance sheet date. The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use pre-tax free cash flow projection based on the financial budget of five years approved by the management and extrapolated perpetually with an estimated general growth of 3%. The discount rates used is around 15%. Management believes that any reasonably foreseeable change in any of the above key assumptions would not cause the carrying amount of goodwill to exceed the recoverable amount.

9.	Investments in subsidiaries

Investments in subsidiaries

	Company
	2007 HK$’000	2006 HK$’000
Unlisted shares in subsidiaries, at cost	431,143	429,054
Capital contribution to Share Award Trust (Note B)	6,000	—

	437,143	429,054

The cost of the unlisted shares is based on the book value of the underlying net assets of the subsidiaries attributable to the Group as at the date on which the Company became the ultimate holding company of the Group under the Group reorganization in 1996.

Asia Satellite Telecommunications Holdings Limited

Notes to the consolidated financial statements

9.	Investments in subsidiaries (continued)

(A)	Particulars of subsidiaries

The following is the list of the principal subsidiaries and a controlled partnership at December 31, 2007:

Name	Place of incorporation and kind of legal entity	Principal activities and place of operation	Particulars of issued share capital and debt securities	Interest held
AsiaSat BVI Limited #	British Virgin Islands, limited liability company	Investment holding in Hong Kong	3,000 ordinary shares of US$1 each	100%
Asia Satellite Telecommunications Company Limited	Hong Kong, limited liability company	Provision of satellite transponder capacity worldwide	30,000 ordinary shares and 20,000 non-voting deferred shares of HK$10 each	100%
Skywave TV Company Limited (formerly known as Auspicious City Limited)	Hong Kong, limited liability company	Provision of DTH broadcasting services in Hong Kong and Mainland China	3,000,002 ordinary shares of HK$10 each	80%
Auspicious Colour Limited	Hong Kong, limited liability company	License holding	1 ordinary share of HK$1 each	100%
SpeedCast Holdings Limited	Cayman Islands, limited liability company	Investment holding	Ordinary shares of US$0.0001 each	100%
SpeedCast Limited	Hong Kong, limited liability company	Provision of broadband business	Ordinary shares of HK$0.01 each	100%

#	Shares held directly by the Company.

The Group has increased the shareholding in SpeedCast Holdings Limited to 100% during the year. Please refer to the details described in note 30 in the report.

(B)	Controlled special purpose entity

The Company has set up a trust, Asia Satellite Share Award Trust ( the “Trust”), for the purpose of administering the Share Award Scheme established by the Company during the year. In accordance with the HK(SIC), Int 12, the Company is required to consolidate the Trust as the Company has the power to govern the financial and operating policies of the Trust and can derive benefits from the contributions of employees who have been awarded the Awarded Shares through their employment with the Group

Special purpose entity	Place of incorporation	Principal activities
Asia Satellite Share Award Trust	Jersey, Channel Islands	Administering and holding the Company’s shares for the Share Award Scheme for the benefit of eligible employees

As at December 31, 2007, the Group has contributed HK$6,000,000 (2006: Nil) to the Trust and the amount was recorded as “Capital Contribution to Shares Award Trust” in the Company’s balance sheet.

Asia Satellite Telecommunications Holdings Limited

Notes to the consolidated financial statements

10.	Interests in associates – Group

	2007 HK$’000	2006 HK$’000
Beginning of the year	10,057	14,294
Share of associates’ losses	(11,078)	(8,391)
Additions	1,462	4,154
Reclassification of an associate to a subsidiary	(441)	—

End of the year	—	10,057

In year 2007, the Group made a provision for impairment loss in the interests in an associate for approximately HK$8,500,000 after considering its performance and long-term business outlook. The amount reflected in the share of associates’ losses.

Interests in associates at December 31, 2006 included goodwill of HK$441,000 .

The Group’s interest in its principal associates, all of which are unlisted, were as follows:

Name	Particulars of issued shares held	Country of incorporation	Assets HK$’000	Liabilities HK$’000	Revenues HK$’000	Profit/(loss) HK$’000	Interest held
2006
Beijing Asia Sky Telecommunications Technology Company Limited	N/A	China	25,829	26,406	9,235	(17,124)	49%

SpeedCast Holdings Limited	Ordinary shares of US$0.0001 each	Cayman Islands	46,441	27,167	111,889	5,228	47%

SpeedCast Limited (note a)	Ordinary shares of HK$0.01 each	Hong Kong	N/A	N/A	N/A	N/A	47%

			72,270	53,573	121,124	(11,896)

2007
Beijing Asia Sky Telecommunications Technology Company Limited	N/A	China	34,361	28,000	4,540	(5,887)	49%

SpeedCast Holdings Limited (Note a & b )	Ordinary shares of US$0.0001 each	Cayman Islands	N/A	N/A	66,784	(8,557)	47%

SpeedCast Limited (Note a )	Ordinary shares of HK$0.01 each	Hong Kong	N/A	N/A	N/A	N/A	47%

			34,361	28,000	71,324	(14,444)

As SpeedCast Holdings Limited was still an associate in the year, the Group has not recognised loss amounting to HK$4,053,000 (2006: profit of HK$2,473,000) as the Group’s share of loss exceeded the interest in it. The accumulated losses not recognised were HK$13,614,000 (2006: HK$9,561,000).

Note:

(a)	SpeedCast Limited is the wholly owned subsidiary of SpeedCast Holding Limited. Accordingly, assets, liabilities revenues, profit/(loss) are not disclosed again.
(b)

The Group has acquired the remaining outstanding interests in SpeedCast Holdings Limited and became a wholly owned subsidiary during the year. The amount shown in respect of assets, liabilities, revenue and loss were related to the period that SpeedCast ceased to be an associate.

11.	Amount paid to tax authority – Group

At the balance sheet date, an amount of approximately HK$167,291,000 (2006: HK$154,911,000) had been paid to the Government of India. For details, please refer to note 32.

Asia Satellite Telecommunications Holdings Limited

Notes to the consolidated financial statements

12.	Trade and other receivables – Group

	2007 HK$’000	2006 HK$’000
Trade receivables	106,675	81,888
Trade receivables from related parties (note 35)	—	10,660
Less: provision for impairment of receivables	(19,115)	(22,462)

Trade receivables – net	87,560	70,086
Other receivables from related parties (note 35)	34,693	14,629
Other receivables	37,203	14,068
Deposits and prepayments	23,975	20,864

	183,431	119,647

The Group bills its trade customers quarterly in advance in accordance with its agreements. The aged analysis of trade receivables is stated as follows:

	2007 HK$’000	2006 HK$’000
0 to 30 days	40,555	33,372
31 to 60 days	16,454	15,967
61 to 90 days	12,867	19,936
91 to 180 days	19,892	9,452
181 days or above	16,907	13,821

	106,675	92,548

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, internationally dispersed.

As of December 31, 2007, trade receivables of HK$19,115,000 (2006: HK$22,462,000) were impaired and fully provided. The impaired receivables mainly relate to customers’ failure to make payment for more than six months. The ageing of these receivables is as follows:

	2007 HK$’000	2006 HK$’000
0 to 30 days	1,643	4,043
31 to 60 days	116	—
61 to 90 days	1,038	4,219
91 to 180 days	3,196	1,568
181 days or above	13,122	12,632

	19,115	22,462

Movements on the provision for impairment of trade receivables are as follows:

	2007 HK$’000	2006 HK$’000
At January 1	22,462	30,930
Provision for impairment of receivables (from an acquired subsidiary)	8,705	—
Amount written off	(4,339)	—
Write back of provision for impairment	(7,713)	(8,468)

At December 31	19,115	22,462

The creation and release of provision for impaired receivables have been included in administrative expenses in the consolidated statement of operations.

The ageing analysis of trade receivables that are neither individually nor collectively considered to be impaired are as follows:

	2007 HK$’000	2006 HK$’000
0 to 30 days	38,912	29,329
31 to 60 days	16,338	15,967
61 to 90 days	11,829	15,717
91 to 180 days	16,696	7,884
181 days or above	3,785	1,189

	87,560	70,086

Trade receivables that were past due but not impaired relate to a number of independent customers for whom there is no recent history of default. Based on past experience, management believes that no impairment allowance is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable. The Group does not hold any collateral over these balances as security.

Asia Satellite Telecommunications Holdings Limited

Notes to the consolidated financial statements

13.	Inventories – Group

	2007 HK$’000	2006 HK$’000
Merchandise	3,650	354

The cost of inventories recognized as expense and included in cost of services amounted to HK$1,717,000 (2006: HK$87,000).

14.	Cash and cash equivalents – Group

	2007 HK$’000	2006 HK$’000
Cash at bank and in hand	24,902	4,506
Short-term bank deposits	2,263,531	1,974,951

	2,288,433	1,979,457

The effective interest rate on short-term bank deposits was 5.2% (2006: 4.9%); these deposits have an average maturity of 46 days (2006: 21 days).

Cash includes the following for the purposes of the cash flow statement:

	2007 HK$’000	2006 HK$’000
Cash and cash equivalents	2,288,433	1,979,457

15.	Share capital

	Number of shares (thousands)	Ordinary shares HK$’000	Total HK$’000
At December 31, 2006	390,266	39,027	39,027

At January 1, 2007	390,266	39,027	39,027
Proceeds from shares issued:
- Employees share option scheme	930	93	93

At December 31, 2007	391,196	39,120	39,120

The total authorized number of ordinary shares is 550,000,000 shares (2006: 550,000,000 shares) with a par value of HK$0.10 per share (2006: HK$0.10 per share). All issued shares are fully paid.

a)	Share option scheme

Scheme adopted on January 25, 2002

A share option scheme (the “2002 Scheme”) was adopted pursuant to a resolution passed on January 25, 2002 for the primary purpose of attracting and retaining the best personnel for the development of the Company’s businesses, and providing incentives to employees, Directors, consultants, agents, representatives and advisors, and promoting the long term financial success of the Company. The 2002 Scheme will expire on January 24, 2012.

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

Asia Satellite Telecommunications Holdings Limited

Notes to the consolidated financial statements

15.	Share capital (continued)

a)	Share option scheme (continued)

The total number of shares in respect of which options may be granted under the 2002 Scheme and any other schemes is not permitted to exceed 30% of the issued share capital of the Company from time to time. In addition, the total number of shares in respect of which options may be granted under the 2002 Scheme and any other schemes must not, in aggregate, exceed 10% of the issued share capital of the Company at the adoption date of the 2002 Scheme, being 39,026,550 shares, without prior approval from the Company’s shareholders.

The number of shares in respect of which options may be granted to any individual in any one year is not permitted to exceed 1% of the shares of the Company in issue, without prior approval from the Company’s shareholders. Options granted to a substantial shareholder, or an Independent Non-executive Director of the Company, or any of their respective associates under the 2002 Scheme and any other schemes in any one year in excess of 0.1% of the Company’s issued share capital or with a value in excess of HK$5 million must be approved in advance by the Company’s shareholders.

Options granted must be taken up within 28 days from the date of grant upon payment of HK$1 per each grant of share options. The exercise period of the share options granted under the 2002 Scheme shall be determined by the Board of Directors when such options are granted, provided that such period shall not end later than 10 years from the date of grant. The exercise price is determined by the Board of Directors and will not be less than the higher of the closing price of the Company’s shares on the date of grant, or the average closing price of the shares for the five trading days immediately preceding the date of grant, or the nominal value of a share of the Company.

The financial impact of share options granted is not recorded in the Company’s or the Group’s balance sheet until such time as the options are exercised, and no charge is recognized in the statement of operations in respect of the value of options granted in the year. Upon the exercise of the share options, the resulting shares issued are recorded by the Company as additional share capital at the nominal value of the shares and the excess of the exercise price per share over the nominal value of the shares is recorded by the Company in the share premium account. Options which are lapsed or are cancelled prior to their exercise dates are deleted from the register of outstanding options.

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

Option A:

	2007		2006
	Average exercise price in HK$ per share	Options	Average exercise price in HK$ per share	Options
At January 1	17.48	—	17.48	1,634,000
Granted	—	—	—	—
Lapsed	17.48	—	17.48	(1,634,000)

At December 31	17.48	—	17.48	—

Option B:

	2007		2006
	Average exercise price in HK$ per share	Options	Average exercise price in HK$ per share	Options
At January 1	17.48	1,630,000	17.48	1,655,000
Lapsed/Cancelled	17.48	(1,630,000)	17.48	(25,000)

At December 31	17.48	—	17.48	1,630,000

Option C:

	2007		2006
	Average exercise price in HK$ per share	Options	Average exercise price in HK$ per share	Options
At January 1	14.35	3,211,500	14.35	3,311,500
Exercised	14.35	(930,000)	—	—
Lapsed/Cancelled	14.35	(2,281,500)	14.35	(100,000)

At December 31	14.35	—	14.35	3,211,500

Asia Satellite Telecommunications Holdings Limited

Notes to the consolidated financial statements

15.	Share capital (continued)

a)	Share option scheme (continued)

The total number of outstanding share options was nil at December 31, 2007 (2006: 4,841,500 options). The details of share option are shown as follows:

	2007		2006
	Average exercise price in HK$ per share	Options	Average exercise price in HK$ per share	Options
Option B	17.48	—	17.48	1,630,000
Option C	14.35	—	14.35	3,211,500

Total		—		4,841,500

Details of specific categories of options are as follows:-

Option type	Date of grant	Vesting period	Exercise period	Exercise price HK$
Option A	February 4, 2002	—	February 4, 2002 – November 25, 2006	17.48

Option B	February 4, 2002	February 4, 2002 – September 30, 2002	October 1, 2002 – September 30, 2009	17.48

Option C	February 4, 2002	February 4, 2002 – February 3, 2004	February 4, 2004 – February 3, 2012	14.35

b)	Share Award Scheme

Scheme adopted on August 22, 2007

On August 22, 2007, the Board approved the establishment of a Share Award Scheme (“Scheme”) with the objective to enhance the competitiveness of the Group in attracting and retaining the best senior staff for the development of the Group’s business. Under the Scheme, award shares of the Company (“Award Shares”) will be granted to the eligible employees of the Company or any one of its subsidiaries.

Pursuant to the rules of the Scheme, the Company has set up a Trust for the purpose of administering the Scheme and holding the Award Shares before they vest. The Company will pay cash to the Trustee from time to time for the purchase of Award Shares.

Subject to the rules of the Scheme, the Board shall determine from time to time the dates on which the Award Shares for each Grant are to vest in the relevant eligible employees, and initially the Board determines that the Award Shares shall generally vest over a five year period in tranches of 25% each on every anniversary date of the Grant date starting from the second anniversary date until the fifth anniversary date.

During the year, a total of 821,584 shares has been awarded to executive directors and employees at no consideration. The Trustee has acquired 46,000 shares at a total cost (including related transaction costs) of HK$686,000 during the year. No shares were vested during the year. The Company recognized HK$2,089,000 of Award Share expense for the year ended December 31, 2007. As at December 31, 2007, there was HK$10,235,000 of unamortized Award Share expense. The Award Shares were at the market rate of the award share on the grant date of HK$15.00 per share.

	2007
	Average fair value per share	Number of Award Shares
At January 1		—
Awarded	15.00	821,584

At December 31	15.00	821,584

Out of a total of 821,584 Award Shares, 188,756 shares were awarded to the executive directors.

The remaining vesting periods of the Award Shares outstanding as at December 31, 2007 are between 0.5 year to 4.5 years.

Asia Satellite Telecommunications Holdings Limited

Notes to the consolidated financial statements

15.	Share capital (continued)

c)	Major Shareholders

On February 13, 2007, AsiaCo Acquisition Limited (“AsiaCo”) put forward a share offer to privatise the Company by way of a scheme of arrangement under Section 99 of the Companies Act, and an option offer to purchase the outstanding share options in the Company. It was proposed that upon completion of the scheme, the Company would become wholly-owned by AsiaCo Acquisition Limited and Bowenvale Limited and indirectly owned by CITIC Group and General Electric Capital Corporation (GE).

On March 29, 2007, General Electric Company (GE) became a major shareholder in the Company holding approximately 34.03% of the issued share capital of the Company subsequent to transfer of shares between GE and SES S.A., a shareholder of Bowenvale Limited (“Exchange Transaction”).

On April 23, 2007, the United States Department of State did not grant the approval necessary to implement the proposed privatisation of the Company. The proceeding of privatisation without obtaining the authorization from the US Department of State would result in the Company being deemed to be in breach of important US Department of State approvals previously granted to the Company in relation to its business. CITIC and GECC have therefore decided to discontinue the scheme.

The completion of the Exchange Transaction on March 29, 2007 resulted in the formation of a new concert group thereby triggering an obligation to launch unconditional Mandatory General Offers (“MGO”). The MGO for all shares and ADSs and outstanding options of the Company was launched on May 25, 2007.

On June 26, 2007, the MGO was concluded with 930,000 share options exercised and 3,911,500 share options cancelled. All the share options issued under Share Options Scheme adopted on January 25, 2002 were exercised, cancelled or lapsed following the completion of MGO. Accordingly, there were no more outstanding share option balances on December 31, 2007.

16.	Other reserves

	Share Premium HK$’000	Share based payment Reserve HK$’000	Shares held under Share Award Scheme HK$’000	Total HK$’000
At January 1, 2006 and December 31, 2006	4,614	—	—	4,614

At January 1, 2007	4,614	—	—	4,614
Proceeds from share issues:
– Employees share option scheme	13,252	—	—	13,252
Share based payment	—	2,089	—	2,089
Purchase of shares under Share Award Scheme	—	—	(686)	(686)

At December 31, 2007	17,866	2,089	(686)	19,269

Asia Satellite Telecommunications Holdings Limited

Notes to the consolidated financial statements

17.	Deferred revenue – Group

	2007 HK$’000	2006 HK$’000
The maturity of deferred revenue is as follows:
Within one year	153,417	153,101
More than one year but not exceeding five years	118,211	142,624

	271,628	295,725

18.	Obligations under finance leases

At December 31, 2007, a subsidiary acquired during the year has obligations under a finance lease repayable as follows :

	Minimum lease payment		Present Value of minimum lease payments
	2007 HK$’000	2006 HK$’000	2007 HK$’000	2006 HK$’000
Within one year	117	—	101	—
In the second to fifth years inclusive	119	—	104	—

	236	—	205	—
Less: future finance charges	(31)	—	—	—

Present value of lease obligations	205	—	205	—

Finance lease obligations are denominated in Hong Kong dollar.

19.	Deferred income tax

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The offset amounts are as follows:

	Group
	2007 HK$’000	2006 HK$’000	2005 HK$’000
Deferred tax assets	—	—	—
Deferred tax liabilities:
– Deferred tax liabilities to be recovered after more than 12 months	189,048	191,739	192,654

	189,048	191,739	192,654

The gross movement on the deferred income tax account is as follows:

	Group
	2007 HK$’000	2006 HK$’000	2005 HK$’000
Beginning of the year	191,739	192,654	205,258
Recognized in the statement of operations (note 24)	(2,691)	(915)	(12,604)

End of the year	189,048	191,739	192,654

The movement in deferred tax liabilities/(assets) during the year was as follows:

Deferred tax liabilities/(assets):

	Group
	Accelerated tax depreciation HK$’000	Others HK$’000	Total HK$’000
At January 1, 2005	207,025	(1,767)	205,258
Recognized in the consolidated statement of operations	(13,730)	1,126	(12,604)

At December 31, 2006	193,295	(641)	192,654
Recognized in the consolidated statement of operations	(1,556)	641	(915)

At December 31, 2006	191,739	—	191,739
Recognized in the consolidated statement of operations	(2,691)	—	(2,691)

At December 31, 2007	189,048	—	189,048

Asia Satellite Telecommunications Holdings Limited

Notes to the consolidated financial statements

20.	Other gains – net

	2007 HK$’000	2006 HK$’000	2005 HK$’000
Interest income	109,204	92,710	43,606
Gain on disposal of property, plant and equipment other than transponders	213	70	99
Others	39	13	6

	109,456	92,793	43,711

21.	Expenses by nature

Expenses included in cost of services and administrative expenses are analyzed as follows:

	2007 HK$’000	2006 HK$’000	2005 HK$’000
Auditors’ remuneration	1,747	1,775	769
Bad debts written off	545	11,997	2,987
(Write back)/provision for impairment	(7,713)	(8,468)	7,700
Depreciation and amortization (notes 7 and 8)	299,213	297,758	295,278
Employee benefit expense (note 22)	83,902	87,555	65,092
Operating leases
– premises	5,094	4,383	5,872
– leasehold land & land use rights	584	583	583
Net exchange (gain)/loss	(3,261)	404	547

22.	Employee benefit expense

	2007 HK$’000	2006 HK$’000	2005 HK$’000
Salary and other benefits, including directors’ remuneration	78,926	82,930	60,748
Pension costs – defined contribution plans	4,976	4,625	4,344

Total staff costs	83,902	87,555	65,092

Number of employees	142	102	95

(a) Pensions – defined contribution plans

Forfeited contributions totaling HK$118,000 (2006: HK$268,000; 2005: HK$292,000) were set off against the employer’s contribution made during the year. The balance of forfeited contributions, amounting to HK$74,000 as at December 31, 2006 (2005: HK$43,000) was set off against the employer’s contribution during the year.

No contributions (2006 and 2005: Nil) were payable to the fund at December 31, 2007.

Asia Satellite Telecommunications Holdings Limited

Notes to the consolidated financial statements

22.	Employee benefit expense (continued)

(b) Directors’ emoluments

The remuneration of every Director for the year ended December 31, 2007 is set out below:

Name of Director	Fees HK$’000	Salary HK$’000	Discretionary bonuses HK$’000	Other benefits (a) HK$’000	Employer’s contribution to pension scheme HK$’000	Share based Payment HK$’000	Total HK$’000
Romain BAUSCH (c) & (d)	50	—	—	—	—	—	50
Ronald J. HERMAN, Jr. (b) & (f)	150	—	—	—	—	—	150
Edward CHEN	325	—		—	—	—	325
Cynthia DICKINS (c) & (d)	25	—	—	—	—	—	25
John F. CONNELLY (b) & (f)	101	—	—	—	—	—	101
Mark CHEN (b) & (f)	75	—	—	—	—	—	75
Nancy KU (b) & (f)	75	—	—	—	—	—	75
DING Yu Cheng (e)	100	—	—	—	—	—	100
JU Wei Min (e)	100	—	—	—	—	—	100
KO Fai Wong (e)	100	—	—	—	—	—	100
MI Zeng Xin (e)	200	—	—	—	—	—	200
Mark RIGOLLE (c) & (d)	25	—		—	—	—	25
Robert SZE	350	—		—	—	—	350
James WATKINS	325	—		—	—	—	325
Peter JACKSON	—	2,863	2,173	2,285	429	951	8,701
William WADE	—	2,222	1,686	1,737	333	705	6,683

Total	2,001	5,085	3,859	4,022	762	1,656	17,385

The remuneration of every Director for the year ended December 31, 2006 is set out below:

Name of Director	Fees HK$’000	Salary HK$’000	Discretionary bonuses HK$’000	Other benefits (a) HK$’000	Employer’s contribution to pension scheme HK$’000	Share based Payment HK$’000	Total HK$’000
Romain BAUSCH (c) & (d)	200	—	—	—	—	—	200
Robert BEDNAREK (d) & (i)	125	—	—	—	—	—	125
Edward CHEN	225	—	—	—	—	—	225
Cynthia DICKINS (c) & (d)	100	—	—	—	—	—	100
DING Yu Cheng (e)	100	—	—	—	—	—	100
R. Donald FULLERTON (g)	83	—	—	—	—	—	83
JU Wei Min (e)	100	—	—	—	—	—	100
KO Fai Wong (e)	100	—	—	—	—	—	100
MI Zeng Xin (e)	200	—	—	—	—	—	200
Mark RIGOLLE (c) & (d)	100	—	—	—	—	—	100
Robert SZE	250	—	—	—	—	—	250
James WATKINS (h)	113	—	—	—	—	—	113
Peter JACKSON	—	2,766	2,489	2,270	415	—	7,940
William WADE	—	2,146	1,931	1,631	322	—	6,030

Total	1,696	4,912	4,420	3,901	737	—	15,666

The remuneration of every Director for the year ended December 31, 2005 is set out below:

Name of Director	Fees HK$’000	Salary HK$’000	Discretionary bonuses HK$’000	Other benefits (a) HK$’000	Employer’s contribution to pension scheme HK$’000	Share based Payment HK$’000	Total HK$’000
Romain BAUSCH (c) & (d)	200	—	—	—	—	—	200
Robert BEDNAREK (d) & (i)	150	—	—	—	—	—	150
Edward CHEN	225	—	—	—	—	—	225
Cynthia DICKINS (c) & (d)	12	—	—	—	—	—	12
DING Yu Cheng (e)	100	—	—	—	—	—	100
R. Donald FULLERTON (g)	200	—	—	—	—	—	200
JU Wei Min (e)	100	—	—	—	—	—	100
KO Fai Wong (e)	100	—	—	—	—	—	100
MI Zeng Xin (e)	200	—	—	—	—	—	200
Mark RIGOLLE (c) & (d)	100	—	—	—	—	—	100
Robert SZE	250	—	—	—	—	—	250
Peter JACKSON	—	2,672	390	1,961	401	—	5,424
William WADE	—	2,074	302	1,485	311	—	4,172

Total	1,637	4,746	692	3,446	712	—	11,233

Asia Satellite Telecommunications Holdings Limited

Notes to the consolidated financial statements

22.	Employee benefit expense (continued)

Notes:

(a)	Other benefits include accommodation, car, leave passage, insurance premium and club membership and are short term in nature.
(b)	Appointed on March 29, 2007.
(c)	Resigned on March 29, 2007.
(d)	Paid to SES and its subsidiary.
(e)	Paid to a subsidiary of CITIC.
(f)	Paid to a subsidiary of GE
(g)	Resigned on May 30, 2006.
(h)	Appointed on June 30, 2006
(i)	Resigned on October 31, 2006

(c)	Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year include two (2006: two) directors whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining three (2006: three) individuals during the year are as follows:

	2007 HK$’000	2006 HK$’000	2005 HK$’000
Basic salaries, housing allowances, other allowances and benefits in kind	8,311	9,189	8,450
Contributions to retirement benefits scheme	600	726	701
Performance related incentive payments	2,956	4,357	606
Share based payment	263	—	—

	12,130	14,272	9,757

The emoluments fell within the following bands:

	Number of individuals
	2007	2006	2005
Emolument bands
HK$2,500,001 – HK$3,000,000	—	—	1
HK$3,000,001 – HK$3,500,000	—	—	1
HK$3,500,001 – HK$4,000,000	2	1	1
HK$4,000,001 – HK$4,500,000	1	—	—
HK$4,500,001 – HK$5,000,000	—	1	—
HK$5,000,001 – HK$5,500,000	—	—	—
HK$5,500,001 – HK$6,000,000	—	1	—

	3	3	3

23.	Finance costs

Interest expense:	2007 HK$’000	2006 HK$’000	2005 HK$’000
- assets retirement obligation	40	152	—
- obligations under finance leases	5	—	—

	45	152	—

24.	Income tax expense

A significant portion of the Group’s profit is treated as earned outside Hong Kong and is not subject to Hong Kong profits tax. Hong Kong profits tax has been provided at the rate of 17.5% (2006: 17.5%) on the estimated assessable profit for the year.

Overseas tax, including the Foreign Enterprises Income Tax in the People’s Republic of China, is calculated at 5% to 20% of the gross revenue earned in certain overseas jurisdictions.

Details of deferred taxation are set out in note 19.

The Group currently has a tax case in dispute with the Indian tax authorities. Details of this are set out in note 32.

Current income tax	2007 HK$’000	2006 HK$’000	2005 HK$’000
- Hong Kong profits tax	42,634	38,856	45,056
- Overseas taxation	14,010	17,581	18,818
Deferred income tax (note 19)	(2,691)	(915)	(12,604)

	53,953	55,522	51,270

Asia Satellite Telecommunications Holdings Limited

Notes to the consolidated financial statements

24.	Income tax expense (continued)

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated companies as follows:

	2007 HK$’000	2006 HK$’000	2005 HK$’000
Profit before tax	556,868	508,927	416,635

Tax calculated at tax rate of 17.5% (2006: 17.5%)	97,452	89,062	72,911
Tax effect of income not subject to tax	(98,894)	(96,999)	(84,164)
Tax effect of expenses not deductible for tax purposes	41,600	45,440	43,027
Tax effect on unrecognized timing differences by a subsidiary	(152)	—	—
Tax effect of tax losses of associates not recognized	446	438	678
Effect of income tax rate differential between Hong Kong and overseas locations	13,978	17,581	18,818
Utilization of previously unrecognized tax losses by a subsidiary	(477)	—	—

Tax expense	53,953	55,522	51,270

The effective tax rate of the Group was 9.7% (2006: 10.9%; 2005: 12.3%).

25.	Net foreign exchange (gain)/losses

The exchange differences recognized in the statement of operations are included as follows:

	2007 HK$’000	2006 HK$’000	2005 HK$’000
Administrative expenses	(3,261)	404	547

26.	Profit attributable to equity holders of the Company

The profit attributable to equity holders of the Company is dealt with in the financial statements of the Company to the extent of HK$138,963,000 (2006: HK$137,225,000; 2005: HK$136,977,000).

27.	Earnings per share

Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

	2007 HK$’000	2006 HK$’000	2005 HK$’000
Profit attributable to equity holders of the Company	503,397	454,009	366,184

Weighted average number of ordinary shares for the purpose of calculating basic earnings per share (in thousands)	390,830	390,266	390,266

Basic earnings per share (HK$ per share)	1.26	1.16	0.94

The weighted average number of ordinary shares shown above has been arrived at after deducting the shares held under the share award scheme.

Diluted

Diluted earnings per share is calculated adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has two categories of dilutive potential ordinary shares: share options and share award scheme. The calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company’s shares) based on the monetary value of subscription rights attached to outstanding share options and outstanding restricted shares. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options and the restricted shares being fully vested.

	2007 HK$’000	2006 HK$’000	2005 HK$’000
Profit used to determine diluted earnings per share	503,397	454,009	366,184
Weighted average number of ordinary shares for the purpose of calculating basic earnings per share (in thousands)	390,830	390,266	390,266
Effect of share options (in thousands)	80	—	26
Effect of awarded shares (in thousands)	65	—	—

Weighted average number of ordinary shares for the purpose of calculating diluted earnings per share (in thousands)	390,975	390,266	390,292

Diluted earnings per share (HK$ per share)	1.29	1.16	0.94

Asia Satellite Telecommunications Holdings Limited

Notes to the consolidated financial statements

28.	Dividends

The dividends paid during the years ended 2007, 2006 and 2005 were HK$152,567,000 (HK$0.39 per share) and HK$136,593,000 (HK$0.35 per share) and HK$136,593,000 (HK$0.35 per share) respectively. A final dividend in respect of 2007 of HK$0.31 per share, amounting to a total dividend of HK$121,270,000 is to be proposed at the Annual General Meeting on May 8, 2008. These financial statements do not reflect this dividend payable.

	2007 HK$’000	2006 HK$’000	2005 HK$’000
Interim dividend paid of HK$0.08 (2006: HK$0.08; 2005: HK$0.08) per ordinary share	31,295	31,221	31,221
Proposed final dividend of HK$0.31 (2006: HK$0.27; 2005: HK$0.27) per ordinary share	121,271	105,372	105,372

	152,566	136,593	136,593

29.	Cash flows from operations

	2007 US$’000	2007 HK$’000	2006 HK$’000	2005 HK$’000
Profit for the year	64,476	502,915	453,405	365,365
Adjustments for:
– Tax (note 24)	6,917	53,953	55,522	51,270
– Bad debts written off	70	545	11,997	2,987
– (Write back)/provision for impairment	(989)	(7,713)	(8,468)	7,700
– Share-based payment	268	2,089	—	—
– Depreciation (note 7)	38,340	299,052	297,598	295,117
– Amortization of prepaid operating lease payment (note 6)	75	584	583	583
– Amortization of licence (note 8)	20	161	161	161
– Profit on sale of property, plant and equipment (see below)	(27)	(213)	(70)	(99)
– Interest income (note 20)	(14,001)	(109,204)	(92,710)	(43,606)
– Finance costs (note 23)	6	45	152	—
– Share of losses from associates (note 10)	1,420	11,078	8,391	3,872
Changes in working capital (excluding the effects of acquisition and exchange differences on consolidation):
– Unbilled receivable	1,912	14,912	3,516	704
– Amount paid to tax authority	(1,587)	(12,380)	(61,245)	(26,643)
– Inventories	(44)	(345)	80	(18)
– Trade and other receivables	(5,754)	(44,886)	(5,316)	779
– Other payables and accrued expenses	(447)	(3,484)	32,377	(1,204)
– Deferred revenue	(3,276)	(25,554)	56,089	(47,251)

Cash flows from the operations	87,379	681,555	752,062	609,717

In the cash flow statement, proceeds from sale of property, plant and equipment comprise:

	2007 US$’000	2007 HK$’000	2006 HK$’000	2005 HK$’000
Net book amount (note 7)	—	2	6	9
Profit on sale of property, plant and equipment	27	213	70	99

Proceeds from sale of property, plant and equipment	27	215	76	105

Asia Satellite Telecommunications Holdings Limited

Notes to the consolidated financial statements

30.	Acquisition of a subsidiary

On August 31, 2007, the Group has paid a consideration of HK$23,068,000 to acquire additional 24.65% of shareholding in SpeedCast Holding Limited (“SpeedCast”), previously an associated company of the Group. After the acquisition, the effective shareholding by the Group increased from 47.36% to 72.01% and SpeedCast became a subsidiary of the Group.

Further on November 30, 2007, the Group has acquired the remaining outstanding share of 27.99% of SpeedCast for an amount of HK$26,194,000 which SpeedCast became a wholly owned subsidiary of the Group.

(a)	The net assets acquired on August 31, 2007 and the goodwill arising was as follows :

HK$’000
Purchase consideration	23,068
Fair value of net assets acquired – shown as below	(7,277)

Goodwill	15,791

	Fair Value HK$’000	Acquiree’s carrying amount HK$’000
Net assets acquired:
Plant and equipment	16,372	16,372
Bank balances and cash	5,772	5,772
Trade and other receivables	19,072	19,072
Inventories	2,950	2,950
Trade and other payables	(33,448)	(33,448)

Net assets	10,718	10,718
Minority interest	(3,000)	(3,000)

	7,718	7,718

Interest originally held by the Group as investment in as associate	(441)

Net assets acquired	7,277

Purchase consideration settled in cash	(23,068)
Cash and cash equivalents in the subsidiary acquired	5,772

Net cash outflow arising from acquisition	(17,296)

(b)	The net assets acquired on November 30, 2007 and the goodwill arising was as follows :

HK$’000
Purchase consideration	26,194
Fair value of net assets acquired – shown as below	(3,310)

Goodwill	22,884

	Fair Value HK$’000	Acquiree’s carrying amount HK$’000
Net assets acquired:
Plant and equipment	4,763	4,763
Bank balances and cash	1,347	1,347
Trade and other receivables	5,301	5,301
Inventories	1,177	1,177
Trade and other payables	(9,278)	(9,278)

Net assets acquired	3,310	3,310

Purchase consideration settled in cash		(26,194)

The aggregate goodwill arising from two purchase transactions in 2007 was HK$38,675,000. It can be attributable to the anticipated business synergy benefits generated to the Group following the acquisitions and the future cash flows which SpeedCast can contribute.

SpeedCast contributed revenue of HK$38,225,000 and net profit of HK$3,734,000 to the Group for the period from August 31, 2007 to December 31, 2007.

Asia Satellite Telecommunications Holdings Limited

Notes to the consolidated financial statements

31.	Financial instruments

Exposure to credit, liquidity, interest rate and currency risks arises in the normal course of the Group’s business. These risks are limited by the Group’s financial management policies and practices described below:

a)	Credit risks

The Group’s credit risk is primarily attributable to trade receivables. The Group does not normally provide credit terms to its trade customers. The Company usually bills its trade customers quarterly in advance in accordance with its agreements. The Group also requires bank guarantees from certain trade customers.

The Group did not have investment in any debt or equity securities.

b)	Liquidity risks

Investments of the Group are always kept sufficient liquid to meet the operating needs and the settlement of financial liabilities that fall due. The non-derivative financial liabilities of the Group as at December 31 are analyzed into relevant maturity buckets based on their contractual maturity dates in the table below:

	2007			2006
	Within 1 year HK$’000	More than 1 year but less than 3 years HK$’000	Total HK$’000	Within 1 year HK$’000	More than 1 year but less than 3 years HK$’000	Total HK$’000
Current liabilities
Construction payables	70,238	—	70,238	1,736	—	1,736
Other payables and accrued expenses	112,115	—	112,115	96,495	—	96,495
Obligation under finance lease	101	—	101	—	—	—

	182,454	—	182,454	98,231	—	98,231

Non current liabilities
Obligation under finance lease	—	104	104	—	—	—

c)	Interest rate risks

The Group has cash balances placed with reputable banks and financial institutions, which generate interest income for the Group. The Group manages its interest rate risk by placing such balances on various maturities and interest rate terms.

The following table details the interest rate profiles of the Group’s short term deposits :

	2007		2006
	Effective Interest Rate %	HK$’000	Effective Interest Rate %	HK$’000
Short Term Deposits	5.2%	2,263,531	4.9%	1,974,951

At December 31, 2007, it is estimated that a general increase/decrease of 300 basis point in interest rate, with all other variables held constant, would increase/decrease the Group’s profit for the year and retained profits approximately of HK$67,906,000. (2006: HK$59,249,000)

The sensitivity analysis above has been determined assuming that the change in interest rates has occurred at the balance sheet date and has been applied to the interest-bearing short term bank deposits in existence at that date. The 300 basis points increase/decrease represents management’s assessment of a reasonably possible change in interest rate over the period until the next annual balance sheet date. The analysis is performed on the same basis for 2006.

Asia Satellite Telecommunications Holdings Limited

Notes to the consolidated financial statements

31.	Financial instruments (continued)

d)	Currency risks

The Group exposed to currency risk primarily through the sales and purchases that are denominated in a currency other than the functional currency of the operations. The currency giving rise to currency risk is primarily United States dollars. As Hong Kong dollars is pegged to United States dollars, the Group’s currency risk is very minimal.

However, pertaining to the Group’s Indian tax issue as disclosed in Note 32 to the financial statements, the Group has paid a total of Indian Rupee (“INR”) 966 million (2006: INR 896 million) to the Indian tax authorities in order to obtain further stay of recovery proceedings. These amounts paid to tax authorities are recorded as non-current assets of the Group on the basis that the full amount is considered recoverable. In this regard, the Group is exposed to foreign currency exchange risk with respect to such receivable balances in Indian Rupee.

	2007 INR’000	2006 INR’000
Amount paid to tax authority	966,000	896,000

The following table indicates the approximate changes in the Group’s profit for the year (and the retained earnings) and total equity in response to reasonably possible changes in the foreign exchange rates to which the Group has significant exposure at the balance sheet date.

	2007		2006
	Increase / (decrease) in foreign exchange rates	Increase / (decrease) on profit for the year and retained profits HK$’000	Increase / (decrease) in foreign exchange rates	Increase / (decrease) on profit and retained profits HK$’000
Indian Rupee	+5%	8,800	+5%	8,200
	-5%	(8,000)	-5%	(7,750)

The sensitivity analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to each of the Group entities’ exposure to currency risk for financial instruments in existence at that date; and that all other variables, in particular interest rates, remain constant.

The stated changes represent management’s assessment of reasonably possible changes in Indian Rupee over the period until the next annual balance sheet. Results of the analysis as presented in the above table represent an aggregation of the effects on each of the Group entities’ profit for the year and total equity measured in the respective functional currencies, translated into Hong Kong dollars at the exchange rate ruling at the balance sheet date for presentation purposes. The analysis is performed on the same basis for 2006.

Asia Satellite Telecommunications Holdings Limited

Notes to the consolidated financial statements

32.	Contingencies

Under Indian tax regulations, the Group may be subject to Indian tax on revenues received by the Group in respect of income from provision of satellite transponder capacity to the Group’s customers for purposes of those customers carrying on business in India or earning income from any source in India.

The Indian tax authorities have assessed the Group for tax as follows:

Assessment year	Amount HK$’000 (approximate)	Amount INR’000 (approximate)
1997-98	20,000	115,000
1998-99	23,000	141,000
1999-00	22,000	127,000
2000-01	14,000	84,000
2001-02	29,000	171,000
2002-03	38,000	210,000
2003-04	50,000	316,000
2004-05	58,000	330,000
2005-06	46,000	230,000

Total	300,000	1,724,000

The Group has filed appeals for each of the assessment years 1997-98 to 2005-06.

No assessment has yet been made for the 2006-07 or 2007-08 assessment years.

The Income Tax Appellate Tribunal (the “Tribunal”) in an earlier appeal filed against the original assessment for the assessment year 1997-98 held that the Group is liable for Indian tax under certain circumstances. The Group does not believe that it is liable for the Indian tax as held by the Tribunal and has filed an appeal against the Tribunal’s decision. The tax authorities have also filed an appeal against the Tribunal’s decision. Both the appeals have been admitted by the High Court.

In order to obtain a stay of recovery proceedings, the Group has made payments as follows and has recorded these payments as an asset on the assumption that the amounts are recoverable:

Assessment year	Amount HK$’000 (approximate)	Amount INR’000 (approximate)
1997-98	13,000	78,000
1998-99	14,000	88,000
1999-00	11,000	62,000
2000-01	9,000	50,000
2001-02	20,000	119,000
2002-03	27,000	148,000
2003-04	39,000	226,000
2004-05	34,000	195,000

Total	167,000	966,000

In addition, based on the general principles set forth by the Tribunal, the amount of income taxable in India depends on the payments made by the Group’s customers to the Group for the purpose of those customers carrying on business in India or earning income from any source in India. As such information is proprietary in nature and has not been provided by the Group’s customers, the Group cannot reasonably estimate the income subject to tax and therefore also cannot estimate the amount of tax to which the Group may be assessed. Furthermore, as stated above, the Group has filed an appeal against the Tribunal’s decision. The appeal has been admitted by the High Court and is pending before the Court. Accordingly, no provision has been recognized for Indian tax in the Group’s financial statements.

33.	Major non-cash transactions

There was no major non-cash transaction during 2006 and 2007.

Asia Satellite Telecommunications Holdings Limited

Notes to the consolidated financial statements

34.	Commitments - Group

Capital commitments

Capital expenditure at the balance sheet date but not yet incurred is as follows:

	2007 HK$’000	2006 HK$’000
AsiaSat 5
Contracted but not provided for	490,353	810,048
Authorized but not contracted for	292,855	296,548
Other assets
Contracted but not provided for	12,169	111

	795,377	1,106,707

Operating lease commitments – where the Group is the lessee

The Group leases certain of its office and residential premises under non-cancellable operating leases. Leases are negotiated for an average term of two to four years. The lease expenditure expensed in the consolidated statement of operations during the year is disclosed in note 21.

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	2007 HK$’000	2006 HK$’000
Not later than 1 year	6,833	4,068
Later than 1 year and not later than 5 years	16,882	745

	23,715	4,813

Operating lease commitments – where the Group is the lessor

The Group leases its premises to an independent customer under non-cancellable operating leases. The lease is negotiable for four years. The lease income recognized in the statement of operations during the year was HK$552,000 (2006: HK$552,000).

The Group had contracted with the customer for the following future minimum lease payments:

	2007 HK$’000	2006 HK$’000
Within one year	184	552
One to two years	—	184

	184	736

Asia Satellite Telecommunications Holdings Limited

Notes to the consolidated financial statements

35.	Related-party transactions

During the year 2007, there had been a change in one of the major shareholders of the Company. General Electric Company (“GE”) has become a major shareholder of the Company on acquiring approximately 36.84% of the issued share capital of the Company. CITIC Group, the Company’s founding shareholder, remains as the other major shareholder with approximately 37.59% of the issued share capital of the Company. As at March 29, 2007, SES S.A. (the then major shareholder of the Company) ceased to have shareholding in the Company, but together with its subsidiary, are still classified as related parties for the year ended December 31, 2007. The remaining 25.57% of the outstanding shares are held by the public.

The Group has acquired additional shareholding of SpeedCast Holdings Limited during the year and it became a subsidiary on August 31, 2007 and further to the wholly owned subsidiary on November 30, 2007. The transaction incurred before August 31, 2007 was still classified as related-party transaction for the year ended December 31, 2007.

The following transactions were carried out with related parties:

a)	Income from provision of satellite transponder capacity

The Group has entered into agreements for the provision of transponder capacity to a subsidiary of CITIC, CITIC Guoan Information Industry Company Limited. CITIC is a substantial shareholder of the Company throughout the year.

During the year, the Group recognized income from provision of satellite transponder capacity from its associate, SpeedCast.

	2007 HK$’000	2006 HK$’000	2005 HK$’000
CITIC Guoan Information Industry Company Limited	—	1,424	2,461
SpeedCast Limited (an associate up to August 31, 2007)	32,410	46,264	32,202

	32,410	47,688	34,663

b)	Agency fee

In addition, the Group has entered into an agreement with CITIC Technology Company Limited, a subsidiary of CITIC, for collecting money from China customers on behalf of the Group.

	2007 HK$’000	2006 HK$’000	2005 HK$’000
CITIC Technology Company Limited	454	564	723

c)	Key management compensation

	2007 HK$’000	2006 HK$’000	2005 HK$’000
Salaries and other short-term employee benefits	37,051	38,455	25,942
Share-based payment	4,449	—	—

	41,500	38,455	25,942

The Group made payments to SES and its subsidiary, a subsidiary of GE and a subsidiary of CITIC for certain Non-executive Directors representing SES, GE and CITIC.

	2007 HK$’000	2006 HK$’000	2005 HK$’000
SES and its subsidiary	100	525	462
A subsidiary of GE	401	—	—
A subsidiary of CITIC	500	500	500

	1,001	1,025	962

Asia Satellite Telecommunications Holdings Limited

Notes to the consolidated financial statements

35.	Related-party transactions (continued)

d)	Income from provision of uplink services and certain equipments

The Group has entered into an agreement for the provision of uplink services and certain equipments for Ku-Band monitoring capacity to a subsidiary of SES, SES AMERICOM, Inc.

The Group has also provided temporary uplink services to SpeedCast Limited, previously an associate, became a subsidiary during the year end December 31, 2007. The income shown below was incurred up to the date which SpeedCast became a subsidiary.

	2007 HK$’000	2006 HK$’000	2005 HK$’000
SES AMERICOM, Inc.	260	239	—
SpeedCast Limited (an associate up to August 31, 2007)	25	5	—

	285	244	—

e)	Interest income on loan receivable from an associate

	2007 HK$’000	2006 HK$’000	2005 HK$’000
SpeedCast Limited (an associate up to August 31, 2007)	—	—	176

f)	Year-end balances arising from these transactions

	2007 HK$’000	2006 HK$’000
Trade receivables from related parties (note 12):
SpeedCast Limited (as an associate)	—	10,660

Receivables from related parties (note 12):
CITIC Technology Company Limited	34,693	14,629

Payables to related parties:
CITIC Technology Company Limited	519	479

Deferred revenue to related parties:
SES AMERICOM, Inc.	—	22

The trade receivables from related parties are payable in accordance with the agreements. The receivables from and payables to related parties have no fixed terms of payment, unsecured in nature and bear no interest.

36.	Capital Management

The Group’s objectives when managing capital, which comprises all capital and reserves attributable to the equity holder, are :

•	To safeguard the Group’s ability to continue as going concern, so that it continues to provide returns for shareholders and benefits for other stakeholders;

•	To support the business growth; and

•	To maintain a strong credit rating

The Group actively and regularly reviews and manages its capital structure to ensure optimal capital structure and shareholder returns, taking into consideration the future capital requirements of the Group and capital efficiency, prevailing and projected profitability, projected operating cashflows, projected capital expenditures and projected strategic investment opportunities. The Group adopted a dividend policy of providing shareholders with dividend payout ratio of 30% to 40% of the profit for the year, while retaining the rest of the profit as capital of the Group for the future use. The Group’s overall policy on managing capital remained to be same as 2006.

Asia Satellite Telecommunications Holdings Limited

Notes to the consolidated financial statements

37.	Summary of differences between Hong Kong (“HK”) and United States (“US”) Generally Accepted Accounting Principles (“GAAP”)

The accompanying consolidated financial statements are prepared in accordance with HKFRS, which differs in certain significant respects from US GAAP. The significant differences relating principally to the following items and the adjustments considered necessary to restate profit for the year (net income) and shareholders’ funds (shareholders’ equity) in accordance with US GAAP are shown in the tables set out below.

The following table summarizes the effect on profit (net income) of differences between HKFRS and US GAAP for the years presented:

	Year ended December 31
	2007 US$’000		2007 HK$’000		2006 HK$’000		2005 HK$’000
Profit for the year (net income) as reported under HKFRS		64,538		503,397		454,009		366,184
US GAAP adjustments:
Amortization of interest and borrowing costs (a)		(1,035)		(8,072)		(8,072)		(8,072)
Stock compensation using the fair value method (c)		—		—		(323)		—
Tax effect on reconciling items (d)		91		706		706		706

Profit for the year (net income) under US GAAP		63,594		496,031		446,320		358,818

Basic earnings per share under US GAAP	US$	0.16	HK$	1.27	HK$	1.14	HK$	0.92
Diluted earnings per share under US GAAP	US$	0.16	HK$	1.27	HK$	1.14	HK$	0.92
Basic earnings per American Depositary Share (“ADS”) under US GAAP	US$	1.63	HK$	12.69	HK$	11.44	HK$	9.19
Diluted earnings per American Depositary Share (“ADS”) under US GAAP	US$	1.63	HK$	12.69	HK$	11.44	HK$	9.19
Shares used in computation of basic earnings per share (in thousands)		390,830		390,830		390,266		390,266
Shares used in computation of diluted earnings per share (in thousands)		390,975		390,975		390,266		390,292

The following table summarizes the effect on shareholders’ equity of the differences between HKFRS and US GAAP:

	As at December 31
	2007 US$’000	2007 HK$’000	2006 HK$’000
Shareholders’ equity as reported under HKFRS	615,750	4,802,847	4,421,604
US GAAP adjustments:
Capitalization of interest and borrowing costs (a)	15,767	122,980	122,980
Amortization of interest and borrowing costs (a)	(12,405)	(96,761)	(88,689)
Amortization of goodwill (b)	1,452	11,325	11,325
Impairment loss of goodwill (b)	(1,424)	(11,104)	(11,104)
Stock compensation using the fair value method (c)	(41)	(323)	(323)
Tax effect of reconciling items (d)	(824)	(6,419)	(7,125)

Shareholders’ equity under US GAAP	618,275	4,822,545	4,448,668

Asia Satellite Telecommunications Holdings Limited

Notes to the consolidated financial statements

37.	Summary of differences between Hong Kong (“HK”) and United States (“US”) Generally Accepted Accounting Principles (“GAAP”) (continued)

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

(c) Stock compensation

Under HK GAAP, it is not required to apply HKFRS 2 to share options granted on or before November 7, 2002. The Company has chosen not to apply HKFRS 2 to share options issued prior to this date.

Under US GAAP, effective January 1, 2006 the Company adopted SFAS 123R using the modified prospective approach and accordingly prior periods have not been restated to reflect the impact of SFAS 123R. Under SFAS 123R, stock-based awards granted prior to its adoption will be expensed over the remaining portion of their vesting period, taking into account the estimated forfeiture of options. The fair value options granted was estimated using the Black-Scholes option-pricing model. The amount of stock compensation using the fair value method was in accordance with the note 32 (c) to the Form 20-F reports for the year ended December 31, 2006 that filed with SEC in USA.

Compensation expense resulting from the fair value method may not be representative of compensation expense to be incurred in the year concerned.

(d) The amounts included in the reconciliation show the income tax effects of the differences between HK GAAP and US GAAP as described above.

Asia Satellite Telecommunications Holdings Limited

Notes to the consolidated financial statements

37.	Summary of differences between Hong Kong (“HK”) and United States (“US”) Generally Accepted Accounting Principles (“GAAP”) (continued)

The changes in shareholders’ equity based on US GAAP are as follows:

		As at December 31
		2007 US$’000	2007 HK$’000	2006 HK$’000
Balance, beginning of year		570,342	4,448,668	4,138,491
Transactions during the year:
i)	Net income	63,594	496,031	446,320
ii)	Dividend paid	(17,552)	(136,902)	(136,593)
iii)	Proceeds from share issued under share option scheme	1,711	13,345	—
iii)	Shares held under share award scheme	(88)	(686)	—
iv)	Share-based payment	268	2,089	—

Balance, end of year		618,275	4,822,545	4,448,668

Note: One ADS is equivalent to 10 ordinary shares.

A reconciliation of the significant balance sheet accounts under HKFRS and to the amounts determined under US GAAP is as follows:

	As at December 31
	2007 US$’000	2007 HK$’000	2006 HK$’000
Property, plant and equipment
Amount under HKFRS	343,327	2,677,951	2,630,847
US GAAP adjustments:
Capitalization of interest and borrowing costs	15,767	122,980	122,980
Amortization of interest and borrowing costs	(12,405)	(96,761)	(88,689)

Amount under US GAAP	346,689	2,704,170	2,665,138

Interests in associates
Amount under HKFRS	—	—	10,057
US GAAP adjustments:
Amoritsation of goodwill	1,452	11,325	11,325
Impairment loss of goodwill	(1,424)	(11,104)	(11,104)

Amount under US GAAP	28	221	10,278

Deferred income tax liabilities
Amount under HKFRS	24,237	189,048	191,739
US GAAP adjustments:
Tax effect of reconciling items	824	6,419	7,125

Amount under US GAAP	25,061	195,467	198,864

The amounts of total assets determined using US GAAP, as a result of the foregoing adjustments, are HK$5,566,445,000 (US$713,648,000) and HK$5,125,724,000 as of December 31, 2007 and 2006, respectively. The amounts of total liabilities (excluding minority interests) determined using US GAAP, as a result of the foregoing adjustments, are Hk$739,436,000 (US$94,801,000) and Hk$671,800,000 as of December 31, 2007 and 2006, respectively.

Asia Satellite Telecommunications Holdings Limited

Notes to the consolidated financial statements

37.	Summary of differences between Hong Kong (“HK”) and United States (“US”) Generally Accepted Accounting Principles (“GAAP”) (continued)

	As at December 31
	2007 US$’000	2007 HK$’000	2006 HK$’000	2005 HK$’000
Cash flows from operating activities – net
Amount under HKFRS	81,723	637,439	698,534	514,350
US GAAP adjustments:
Interest received	12,907	100,672	88,747	39,833

Amount under US GAAP	94,630	738,111	787,281	554,183

Cash flows (used in)/from investing activities – net
Amount under HKFRS	(26,177)	(204,180)	(218,010)	23,414
US GAAP adjustments:
Interest received	(12,907)	(100,672)	(88,747)	(39,833)

Amount under US GAAP	(39,084)	(304,852)	(306,757)	(16,419)

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

(b)

The Company applies Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related Interpretations in accounting for options granted under the 1996 Scheme and 2002 Scheme (see note 20). No compensation cost has been recognized on options granted under the 1996 Scheme and the 2002 Scheme.

The Company, on September 8, 1999, cancelled 2,161,000 share options (granted under the 1996 Scheme) exercisable from November 26, 1999 to November 25, 2006 at an exercise price of HK$19.00 per share. The Company had, simultaneous to the cancellation, issued 2,022,000 replacement share options to the same employees with similar exercise period but at a lower exercise price of HK$17.48 per share. The 139,000 share options cancelled but not replaced were those share options held by resigned employees. There was no change in the number of shares to be issued to satisfy the exercise of the replacement share options. The Company, through December 31, 2002, did not account for the option modification under a variable plan accounting that would have been required under Financial Accounting Standards Board Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation”. There would be no impact on the Company’s 2003 consolidated financial statements and on 2004 and 2005 consolidated financial statements when the Company accounted for the option modification under a variable plan required under FIN 44 as the fair value of the underlying shares was less than the exercise price of the share options as at December 31, 2003, 2004 and 2005, respectively.

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

Asia Satellite Telecommunications Holdings Limited

Notes to the consolidated financial statements

37.	Summary of differences between Hong Kong (“HK”) and United States (“US”) Generally Accepted Accounting Principles (“GAAP”) (continued)

Had compensation cost for the Company’s share option schemes been determined based on the fair value at the grant dates for awards under the share option schemes consistent with the method of Statement of Financial Accounting Standards (“SFAS”) No. 123 “Accounting for Stock-based Compensation”, the Company’s net income and earnings per share would have been as follows:

2005
Net income as reported under US GAAP	358,818
Add: Stock compensation as reported
Less: Stock compensation determined using the fair value method	(3,589)

Pro forma net income under US GAAP	355,229

Shares used in computation of basic earnings per share (thousands)	390,266

Shares used in computation of diluted earnings per share (thousands)	390,292

Net income per share under US GAAP
Basic, as reported (HK$ per share)	0.92
Diluted, as reported (HK$ per share)	0.92
Basic, pro forma (HK$ per share)	0.91
Diluted, pro forma (HK$ per share)	0.91

The weighted average fair value of options granted during 2002 (Option Types A, B and C) was HK$8, using the Black-Scholes option-pricing model based on the following assumptions:

Expected life of options	10 years
Expected volatility	51.00%
Risk-free rate	5.99%
Expected annual dividend yield	1.62%

The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the volatility of share price. Because changes in subjective input assumptions can materially affect the fair value estimate, in the directors’ opinion, the existing model does not necessarily provide a reliable single measure of the fair value of the share options.

Share option with Option Types A and B issued in 2002 represent replacement share options to Option Types D and E, respectively. There would be no impact on pro forma net income, assuming SFAS No. 123 is used with respect to issuance of the replacement share options as the fair value of share options prior to and subsequent to the replacement remained the same.

Asia Satellite Telecommunications Holdings Limited

Notes to the consolidated financial statements

37.	Summary of differences between Hong Kong (“HK”) and United States (“US”) Generally Accepted Accounting Principles (“GAAP”) (continued)

A summary of the status of the Company’s 2002 Scheme and 1996 Scheme as of December 31, 2007, 2006 and 2005, and changes during the years then ended is presented below:

	2007		2006		2005
	Shares	Weighted- average exercise price HK$	Shares	Weighted- average exercise price HK$	Shares	Weighted- average exercise price HK$
Outstanding, beginning of year	4,841,500	15.91	6,600,500	15.91	6,926,000	15.91
Granted	—	—	—	—	—	—
Exercised	(930,000)	14.35	—	—	—	—
Forfeited/cancelled/lapsed	(3,911,500)	15.65	(1,759,000)	17.30	(325,500)	15.85

Outstanding, end of year	—	—	4,841,500	15.40	6,600,500	15.91

Options exercisable at year-end	—	—	4,841,500	15.40	4,944,750	16.43

Weighted-average fair value of options granted during the year		N/A		N/A		N/A

The following table summarizes information on the 2002 Scheme and 1996 Scheme outstanding at December 31, 2006:

Options outstanding			Options exercisable
Exercise price	Number of options	Weighted- average remaining contractual life	Exercise price		Number of options
HK$ 14.35	3,211,500	5.09 years	HK$	14.35	3,211,500
HK$ 17.48	1,630,000	2.75 years	HK$	17.48	1,630,000

	4,841,500	4.30 years			4,841,500

The aggregate intrinsic value of options outstanding and exercisable was zero as at December 31, 2006.

(c)	Recent changes in accounting standards

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

In December 2007, the FASB issued FAS 141 (revised 2007), Business Combinations. FAS 141 (revised 2007) provides guidance on recognition and measurement of the identified assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree. The statement also requires the goodwill to be recognized and measured as residual or provides guidance on treatment of gains from bargain purchases. The Group will apply this standard for annual periods beginning January 1, 2009. The Group is currently evaluating the potential impact that the adoption of FAS 141 (revised 2007) will have on its consolidated financial statements.

In December 2007, the FASB issued FAS 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB no. 51. FAS 160 establishes accounting and reporting standards for noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The statement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest on the face of consolidated statement of income. The Group will apply this standard for annual periods beginning January 1, 2009. The Group is currently evaluating the potential impact that the adoption of FAS 160 will have on its consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”). The new standard is intended to help investors better understand how derivative instruments and hedging activities affect an entity’s financial position, financial performance and cash flows

Asia Satellite Telecommunications Holdings Limited

through enhanced disclosure requirements. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is currently in the process of evaluating the impact of adopting this standard.

Asia Satellite Telecommunications Holdings Limited

Notes to the consolidated financial statements

37.	Summary of differences between Hong Kong (“HK”) and United States (“US”) Generally Accepted Accounting Principles (“GAAP”) (continued)

(d)	Major customers

The Company has one customer accounting for 10% or more of its service revenue. Service revenue from such customer represents 24.1%, 24.3% and 25.7% of revenues in 2007, 2006 and 2005, respectively. This customer always pays the utilization rentals in advance.

(e)	Income tax

The Company is subject to Hong Kong Profits Tax on its operations deemed to be located in Hong Kong. It is also subject to an overseas tax on its operations in certain overseas jurisdictions.

The Group’s operating assets consist primarily of its satellites which are used, or are intended for use, for transmission to multiple geographical areas and therefore cannot be allocated between tax jurisdictions. Accordingly, no analysis of income tax and profit from operations by jurisdiction has been presented.

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

Financial instruments which potentially subject the Company to concentrations of credit risks consist principally of cash and cash equivalents and trade receivables. The Company believes that no significant credit risk exists relative to cash and cash equivalents as substantially all of these financial instruments are held in the form of term deposits at a major bank. The Company has a diverse portfolio of customers in different countries.

The Company performs on-going credit evaluations of its customers. The Company believes credit risks for these assets as credit losses, when realized, is expected to be within the range of management’s expectations.

(h)	Concentration – industry and major customers

	2007	2006	2005
Broadcasting	67.1%	67.8%	65.7%
Telecommunications, Internet and Multimedia	28.8%	32.2%	34.3%
Broadband Access Services	4.1%	—	—

The five largest customers accounted for 39.1%, 42.1% and 39.3% of the Company’s total revenue for the years ended December 31, 2007, 2006 and 2005, respectively. The top five customers are all geographically and economically diversified. They are headquartered in different countries and in different region. In this perspective, management considers that there is no concentration of credit risk.

The trade receivables from the five customers with the largest receivables balances represent 43.9% and 59.7% of total trade receivables as of December 31, 2007 and 2006, respectively.

Asia Satellite Telecommunications Holdings Limited

Notes to the consolidated financial statements

37.	Summary of differences between Hong Kong (“HK”) and United States (“US”) Generally Accepted Accounting Principles (“GAAP”) (continued)

(i)	Use of estimates

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

As of December 31, 2007, the Company had no outstanding share options (2006: 4,841,500 outstanding share options; 2005: 6,600,500 outstanding share options).

38.	Event after the balance sheet date

On January 28, 2008, the Company terminated its American Depositary Receipts (“ADR”) program and delisted from New York Exchange. The Bank of New York (“BoNY”), as depositary of the ADR program, ceased to issue new American Depositary Shares (“ADSs”). The deposit agreement between BoNY and the Company also terminated on February 28, 2008. As a result, all ADR holders who wish to retain an interest in the Company’s shares should surrender their ADRs by May 28, 2008 in order to receive the shares of the Company, which are traded on the Hong Kong Stock Exchange. On May 29, 2008, BoNY will sell the shares underlying any remaining ADRs and will return the net proceeds of sales to the remaining ADR holders.